As filed with the Securities and Exchange Commission on February 8, 2007

Registration No. 333-139221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

DYNEGY ACQUISITION, INC.

(Exact name of registrant as specified in its charter)

Delaware	4911	20-5653152
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Kevin Blodgett, Esq.

General Counsel, EVP—Administration & Secretary

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Julien R. Smythe, Esq. Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002-5200 (713) 220-5800	Ronald Cami, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Ave. New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Preliminary Copy—Subject To Completion, Dated February 8, 2007

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

To our shareholders:

I am pleased to invite you to attend the special meeting of shareholders of Dynegy Inc. (“Dynegy”) to be held on Thursday, March 29, 2007, at 10:00 a.m., local time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002. At the special meeting, you will be asked to consider and vote on a proposal to adopt the merger agreement that Dynegy entered into with, among others, LSP Gen Investors, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Equity Partners, L.P. and LS Power Associates, L.P. as of September 14, 2006, and to approve the merger contemplated by such merger agreement.

If the transactions contemplated by the merger agreement are completed, you will receive one share of the Class A common stock of a new company, currently named Dynegy Acquisition, Inc. and which we refer to as “New Dynegy,” for each share of Dynegy’s common stock held by you immediately prior to the effective time of the merger. Upon the completion of these transactions, New Dynegy’s Class A common stock will be listed on the New York Stock Exchange (the “NYSE”) under the symbol “DYN,” which is the symbol under which Dynegy’s current Class A common stock is traded on the NYSE.

This proxy statement/prospectus describes these transactions and provides specific information concerning the special meeting. You are encouraged to read this entire document carefully.

If you do not submit your proxy, vote in person or instruct your broker or bank how to vote, it will have the same effect as voting “AGAINST” the adoption of the merger agreement and the approval of the merger.

Sincerely,

Bruce A. Williamson Chairman and Chief Executive Officer Dynegy Inc.

For a discussion of certain risk factors that you should consider in evaluating the transactions contemplated by the merger agreement and an investment in New Dynegy’s common stock, see “ Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or passed on the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

We may amend or supplement this proxy statement/prospectus from time to time by filing amendments or supplements as required.

This proxy statement/prospectus is dated February     , 2007, and is first being mailed to Dynegy’s shareholders on or about                     , 2007.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MARCH 29, 2007

To our shareholders:

Dynegy Inc. (“Dynegy”) will hold a special meeting of its shareholders on Thursday, March 29, 2007 at 10:00 a.m., local time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002, to consider and vote on a proposal to adopt the merger agreement, dated as of September 14, 2006, by and among Dynegy, Dynegy Acquisition, Inc. (“New Dynegy”), Falcon Merger Sub Co. (“Merger Sub”), LSP Gen Investors, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Equity Partners, L.P. and LS Power Associates, L.P. (“LS Associates” and, collectively, the “LS Contributing Entities”) and to approve the merger of Merger Sub with and into Dynegy. The merger agreement contemplates, among other transactions, that:

•	Merger Sub, a new wholly owned subsidiary of New Dynegy, will merge with and into Dynegy, as a result of which Dynegy will become a wholly owned subsidiary of New Dynegy;

•	each share of Dynegy’s common stock outstanding immediately prior to the merger will be converted into the right to receive one share of the Class A common stock of New Dynegy pursuant to the merger;

•

contemporaneously with the merger, the LS Contributing Entities will transfer all of the interests owned by them in entities that own 11 power generation projects to New Dynegy in exchange for (i) 340 million shares of the Class B common stock of New Dynegy, (ii) $100 million in cash and (iii) $275 million in aggregate principal amount of junior unsecured subordinated notes of New Dynegy; and

•

LS Associates will transfer its interests in certain power generation development projects to a newly formed limited liability company (the “Development LLC”) and, in connection with the completion of the merger, will contribute 50% of the membership interests in the Development LLC to New Dynegy; after the completion of the merger, LS Associates and New Dynegy intend to contribute their respective interests in certain additional power generation development projects to the Development LLC.

Upon the completion of these transactions, Dynegy’s shareholders, in the aggregate, will hold approximately 60%, and the LS Contributing Entities will hold approximately 40%, of the outstanding common stock of New Dynegy, and New Dynegy will assume approximately $1.9 billion of net debt (debt less restricted cash and investments) of the Contributed Entities (as of September 30, 2006).

A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. The certificate of incorporation and bylaws of New Dynegy to be in effect following the merger are set forth as Annex B and Annex C, respectively, to this proxy statement/prospectus.

The board of directors of Dynegy has approved the merger agreement and the related transactions and has determined that the transactions, including the merger, are advisable and in the best interests of Dynegy and its shareholders. The board of directors of Dynegy recommends that you vote “FOR” the adoption of the merger agreement and the approval of the merger.

Only Dynegy’s shareholders of record at the close of business on January 29, 2007 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. No business other than the proposal described in this notice will be considered at the special meeting or any adjournment or postponement thereof. A complete list of Dynegy’s shareholders of record entitled to vote at the special meeting will be available for inspection at the special meeting.

Your vote is very important, regardless of the number of shares you own. Dynegy cannot complete these transactions, including the merger, unless the merger agreement is adopted and the merger is approved by the affirmative vote of two-thirds of the issued and outstanding shares of (i) Dynegy’s Class A common stock voting as a class, (ii) Dynegy’s Class B common stock voting as a class and (iii) Dynegy’s Class A common stock and Class B common stock voting together as a class. Please submit your proxy as soon as possible to make sure that your shares are represented at the special meeting.

You have the right to dissent and obtain the “estimated fair value” of your shares after the merger is completed if you do not vote in favor of the transaction and you follow required procedures explained under “The Merger—Rights of Dynegy’s Shareholders Dissenting from the Merger Agreement and the Merger Proposal.”

For your shares to be voted, you may complete, sign, date and return the enclosed proxy card or you may submit your proxy by telephone or over the Internet. If you are a holder of record, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If you do not submit your proxy, vote in person or instruct your broker or bank how to vote, it will have the same effect as voting “AGAINST” the adoption of the merger agreement and the approval of the merger.

By Order of the Board of Directors,

J. Kevin Blodgett

February     , 2007

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Dynegy from other documents that are not included in or delivered with this proxy statement/prospectus. The Securities and Exchange Commission (the “SEC”) maintains a website that contains annual, quarterly and current reports, proxy and information statements and other information regarding registrants, like Dynegy, that file reports with the SEC electronically. The SEC’s website address is http://www.sec.gov. You may also read and copy any document Dynegy files with the SEC at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The information Dynegy files with the SEC and other information about Dynegy is also available on Dynegy’s website at http://www.dynegy.com. However, the information on Dynegy’s website is not a part of, nor incorporated by reference into, this proxy statement/prospectus. For a listing of the documents incorporated by reference, please see “Where You Can Find More Information.”

You can also obtain those documents incorporated by reference in this proxy statement/prospectus without charge by contacting Dynegy at:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

In order to ensure timely delivery of requested documents, any request should be made at least five business days prior to the date on which an investment decision is to be made and, in any event, no later than March 22, 2007, which is five business days prior to the special meeting.

i

ii

ANNEXES

Annex A	Plan of Merger, Contribution and Sale Agreement
Annex B	Amended and Restated Certificate of Incorporation of Dynegy Inc. (currently named Dynegy Acquisition, Inc.)
Annex C	Amended and Restated Bylaws of Dynegy Inc. (currently named Dynegy Acquisition, Inc.)
Annex D	Shareholder Agreement
Annex E	Corporate Opportunity Agreement
Annex F	Sections 11.65 and 11.70 of the Illinois Business Corporation Act (Dissenters’ Rights)
Annex G	Opinion of Credit Suisse Securities (USA) LLC
Annex H	Opinion of Greenhill & Co., LLC

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The following questions and answers are intended to briefly address some frequently asked questions regarding the Merger (as defined below) and the other transactions (together with the Merger, the “Merger Agreement Transactions”) contemplated by the Merger Agreement (as defined below). They should be read together with the section entitled “Summary.” These questions and answers may not address all questions that may be important to you as a shareholder of Dynegy Inc. (“Dynegy”). You are urged to read this entire proxy statement/prospectus carefully and the other documents to which Dynegy and New Dynegy (as defined below) refer you.

Q:	When and where is the special meeting?

A:	The special meeting will take place on Thursday, March 29, 2007, at 10:00 a.m., local time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002.

Q:	What am I being asked to vote on?

A:	You are being asked to vote to adopt the Plan of Merger, Contribution and Sale Agreement (the “Merger Agreement”), dated as of September 14, 2006, by and among Dynegy, Dynegy Acquisition, Inc. (“New Dynegy”), Falcon Merger Sub Co. (“Merger Sub”), LSP Gen Investors, L.P. (“Gen Investors”), LS Power Partners, L.P. (“LS Partners”), LS Power Equity Partners PIE I, L.P. (“PIE”), LS Power Associates, L.P. (“LS Associates”) and LS Power Equity Partners, L.P. (“LS Equity Partners” and, collectively with Gen Investors, LS Partners, PIE and LS Associates, the “LS Contributing Entities”) and approve the Merger (as defined below). The Merger Agreement contemplates, among other transactions, that:

•

Merger Sub, a new Illinois corporation and a wholly owned subsidiary of New Dynegy, will merge with and into Dynegy (the “Merger”), as a result of which Dynegy will become a wholly owned subsidiary of New Dynegy;

•	each share of Dynegy’s common stock outstanding immediately prior to the Merger will be converted into the right to receive one share of the Class A common stock of New Dynegy pursuant to the Merger;

•

the LS Contributing Entities will transfer all of the interests (the “Contributions”) owned by them in entities that own 11 power generation projects (the “Contributed Entities”) to New Dynegy in exchange for (i) 340 million shares of the Class B common stock of New Dynegy, (ii) $100 million in cash and (iii) $275 million in aggregate principal amount of junior unsecured subordinated notes of New Dynegy (the “New Dynegy Notes”); and

•

LS Associates will transfer its interests in certain power generation development projects to a newly formed limited liability company (the “Development LLC”) and, in connection with the completion of the Merger, will contribute 50% of the membership interests in the Development LLC to New Dynegy; subsequent to the completion of the Merger, LS Associates and New Dynegy intend to contribute their respective interests in certain additional power generation development projects to the Development LLC.

Upon the completion of the Merger Agreement Transactions, Dynegy’s shareholders, in the aggregate, will hold approximately 60%, and the LS Contributing Entities will hold approximately 40%, of the outstanding common stock of New Dynegy, and New Dynegy will assume approximately $1.9 billion of net debt (debt less restricted cash and investments) of the Contributed Entities (as of September 30, 2006).

You are only being asked to vote on adoption of the Merger Agreement and the approval of the Merger. You are not being asked to vote on any other of the Merger Agreement Transactions, including the Contributions by the LS Contributing Entities of the Contributed Entities and the anticipated post-Merger contributions by LS Associates and New Dynegy of their respective interests in certain power generation development projects to the Development LLC. However, because the Merger Agreement Transactions are an integral part of the Merger Agreement and the Merger, a vote “FOR” or “AGAINST” the adoption of the Merger Agreement and the approval of the Merger will have the effect of approving or disapproving (as the case may be) all of the Merger Agreement Transactions.

Moreover, you are not being asked to vote on the transactions contemplated by the Kendall Agreement (as defined and described beginning on page 187), which will be completed if the Merger Agreement Transactions are not completed. Thus, a vote “AGAINST” the adoption of the Merger Agreement and the approval of the Merger will not prevent the completion of the transactions contemplated by the Kendall Agreement.

For a more detailed discussion about the Merger, please see “The Merger.”

Q:	What will I receive in the Merger?

A:	You will receive one share of New Dynegy’s Class A common stock for each share of Dynegy common stock you hold, unless you do not vote to adopt the Merger Agreement and approve the Merger and you exercise and perfect your dissenters’ rights under Illinois law. See “The Merger—Rights of Dynegy’s Shareholders Dissenting from the Merger Agreement and Merger Proposal.”

Q:	Why is Dynegy’s board of directors (the “Dynegy Board”) recommending that I vote “FOR” the adoption of the Merger Agreement and the approval of the Merger?

A:	The Dynegy Board believes that the Merger will provide substantial strategic and financial benefits to Dynegy’s shareholders, employees and customers, including:

•

increased fuel and dispatch diversity of the combined generation portfolios, and in particular, the opportunity to transform the Dynegy portfolio from one with cash flows primarily provided by coal-fired assets and, to a lesser extent, gas-fired peaking assets, to a New Dynegy portfolio with significant cash flows provided by both the existing Dynegy assets as well as efficient gas-fired intermediate-load assets with significant forward contracts. The Dynegy Board believed that stronger and more stable cash flows, and therefore greater financial stability, would result from the combination than could have been achieved from the existing Dynegy portfolio.

•

increased geographic diversity, particularly through the expansion of Dynegy’s Northeast portfolio and the acquisition of a significant portfolio of power generation facilities in the Western United States. The Dynegy Board believed that such increased geographic diversity would be beneficial due to anticipated continued power demand growth in the Northeast and West.

•

the acquisition of both a portfolio of development projects that could provide future growth to New Dynegy, including the acquisition of the LS Power Group’s approximately 40% undivided interest in the Plum Point power generation facility (“Plum Point”), a large-scale greenfield coal-fired generation facility under construction in Arkansas, and access to the development expertise of the LS Contributing Entities, a power project developer with a proven track record. The term “greenfield” project refers to a project that is developed from completely undeveloped sites, often an unused parcel of land. The Dynegy Board did not believe that Dynegy, as a stand-alone entity, had this level of capability to develop greenfield projects, and believed that it was unlikely that Dynegy could obtain that capability on better terms than through the Development LLC.

•	immediate improvement to financial measurements tied to cash flow, which the Dynegy Board believed would be viewed favorably by the capital markets.

•

the benefits of consolidation to participants in the merchant power generation industry, consisting primarily of greater portfolio diversification and economies of scale. The Dynegy Board believed that New Dynegy should be better positioned to participate in further potential sector consolidation than Dynegy, as a stand-alone entity, would be.

•

the ability to use stock as a significant part of the transaction consideration, resulting in an improved credit profile. The Dynegy Board believed that New Dynegy’s quantitative and qualitative credit characteristics, including its ratio of debt to capital, funds flow ratio and the predictability of its cash flow, would represent an improvement over Dynegy’s current credit characteristics.

•

the terms of the current shareholder agreement with Chevron U.S.A. Inc. (“Chevron”) and the resulting impact of the Merger Agreement Transactions on Chevron’s share ownership. As a result of the Merger Agreement Transactions, Chevron will hold shares of New Dynegy’s Class A common stock and will no longer have the special shareholder rights it currently has in Dynegy. This was viewed to be beneficial because Dynegy sold its natural gas liquids (“NGL”) business in 2005, and thus Dynegy’s business, and New Dynegy’s business in the future, were no longer as consistent with Chevron’s business objectives as in the past.

•

the tax-free nature of the Merger Agreement Transactions to Dynegy’s shareholders. The Merger will not result in any adverse tax consequences to a Dynegy shareholder that does not have certain unusual tax attributes.

For a more detailed discussion about the Dynegy Board’s reasons for the Merger, please see “The Merger—Recommendation of the Dynegy Board; Reasons of Dynegy for the Merger Agreement Transactions.”

Q:	Are there any important risks related to the Merger or New Dynegy’s business of which I should be aware?

A:	Yes, there are important risks involved. Before making any decision on whether and how to vote, Dynegy urges you to read carefully and in its entirety the section entitled “Risk Factors” beginning on page 20.

Q:	Will my rights as a stockholder of New Dynegy be different from my rights as a shareholder of Dynegy?

A:	Yes. As a shareholder of Dynegy (an Illinois corporation), your rights are currently governed by the Illinois Business Corporation Act (the “IBCA”) and Dynegy’s articles of incorporation and bylaws. By voting “FOR” the adoption of the Merger Agreement and the approval of the Merger, you will be, in effect, approving the reincorporation of Dynegy from Illinois to Delaware, as upon the completion of the Merger you will become a stockholder of New Dynegy (a Delaware corporation). Consequently, your rights will be governed by the Delaware General Corporation Law (the “DGCL”) and New Dynegy’s certificate of incorporation and bylaws.

As a result of the reincorporation, in effect, of Dynegy from Illinois to Delaware, your rights as a New Dynegy stockholder will be different from your rights as a Dynegy shareholder because of differences between the DGCL and the IBCA. Because of such differences, (i) Dynegy shareholders, as stockholders of New Dynegy following the completion of the Merger, will no longer be entitled to cumulative voting in the election of directors, (ii) New Dynegy’s directors will be elected by plurality vote (versus the majority voting system for directors currently in effect for Dynegy) and (iii) specified corporate transactions and amendments to specified charter provisions affecting stockholder voting rights will require a majority stockholder vote under New Dynegy’s certificate of incorporation rather than the “super-majority” (two-thirds) shareholder vote currently required under Dynegy’s articles of incorporation. For further discussion regarding these differences, please see “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders.”

Q:	Who will manage New Dynegy after the Merger?

A:	Dynegy’s chairman and chief executive officer, Bruce A. Williamson, along with the other members of Dynegy’s current executive management team and Jason Hochberg, a current executive with the LS Power Group, will lead New Dynegy. See “Directors and Management of New Dynegy.”

Q:	When do Dynegy, New Dynegy and the LS Contributing Entities expect to complete the Merger Agreement Transactions?

A:	Assuming that the Merger Agreement and the Merger are approved and adopted by Dynegy’s shareholders and all conditions to the completion of the Merger Agreement Transactions are satisfied, the Merger Agreement Transactions are expected to be completed immediately after the special meeting of the shareholders.

Q:	Who is entitled to vote at the special meeting?

A:	Dynegy’s shareholders as of the close of business on January 29, 2007, which is the record date for the special meeting, are entitled to vote at the special meeting. As of January 29, 2007, there were 401,243,690 shares of Dynegy’s Class A common stock and 96,891,014 shares of Dynegy’s Class B common stock issued and outstanding and entitled to be voted at the special meeting.

Each share of Dynegy’s common stock outstanding on the record date will entitle its holder of record on such date to one vote on the Merger Agreement and the Merger.

Q:	Who can attend the special meeting?

A:	Because of limited seating, only Dynegy’s shareholders, their proxy holders and Dynegy’s guests may attend the special meeting. If you plan to attend the special meeting, you must have been a shareholder of record as of January 29, 2007 or, if you have beneficial ownership of shares of Dynegy’s common stock held by a bank, brokerage firm or other nominee, you must bring a brokerage statement or other evidence of your beneficial ownership of Dynegy’s common stock as of January 29, 2007 to be admitted to the special meeting. For more detailed information about attending the special meeting, please see “The Special Meeting—Special Meeting Attendance.”

Q:	What shareholder approvals are needed to approve the proposal?

A:	The adoption of the Merger Agreement and the approval of the Merger require the affirmative vote of two-thirds of the issued and outstanding shares of (i) Dynegy’s Class A common stock voting as a class, (ii) Dynegy’s Class B common stock voting as a class and (iii) Dynegy’s Class A and Class B common stock voting together as a class.

Pursuant to the voting agreement, dated as of September 14, 2006, by and among Chevron and certain of the LS Contributing Entities, Chevron has agreed to vote its shares of Dynegy’s Class B common stock in favor of the Merger Agreement and the Merger. Chevron is the holder of all of the issued and outstanding shares of Dynegy’s Class B common stock. As of November 30, 2006, the shares of Dynegy’s Class B common stock held by Chevron represented approximately 19.4% of Dynegy’s outstanding common stock. In addition, Dynegy’s executive officers have agreed to vote their shares of Dynegy’s common stock in favor of the Merger Agreement and the Merger. As of November 30, 2006, Dynegy’s executive officers had the right to vote less than 1% of the shares of Dynegy’s common stock outstanding and entitled to vote at the special meeting.

Q:	What happens if I sell my shares of Dynegy’s common stock before the special meeting?

A:	The record date for the special meeting is January 29, 2007. If you transfer your shares of Dynegy’s common stock after the record date but before the special meeting, you will retain your right to vote at the special meeting but will transfer the right to receive one share of New Dynegy’s Class A common stock for each share of Dynegy’s common stock you hold (if the Merger is completed) to the person to whom you transfer your shares.

Q:	If I would like to submit a proxy, what do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy as soon as possible so that your shares may be represented at the special meeting. If your shares are not held in “street name,” which means your shares are not held of record by your broker, bank or other nominee, you can submit your proxy (i) by mail by completing, signing and dating the enclosed proxy card and mailing it in the enclosed postage-prepaid envelope for receipt prior to the date of the special meeting or (ii) by telephone or through the Internet until 11:59 p.m. Eastern Time on March 28, 2007. Instructions for voting by telephone or through the Internet are contained on the enclosed proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker, bank or other nominee will vote your shares for you only if you provide instructions to it on how to vote. Any failure to instruct your nominee on how to vote with respect to the Merger Agreement and the Merger will have the effect of a vote “AGAINST” the adoption of the Merger Agreement and the approval of the Merger. You should follow the directions your broker, bank or other nominee provides on how to instruct it to vote your shares. If your broker, bank or other nominee holds your shares and you wish to attend the special meeting, please bring a letter from your broker, bank or other nominee identifying you as the beneficial owner of the shares and authorizing you to vote at the special meeting.

Q.	What if I fail to instruct my broker?

A.	If you fail to instruct your broker to vote your shares of Dynegy’s common stock and your broker submits an unvoted proxy, the resulting broker “non-vote” will have the same effect as a vote “AGAINST” the adoption of the Merger Agreement and the approval of the Merger.

Q:	What do I do if I want to change my vote or vote in person?

A:	You may revoke your vote at any time before the special meeting by:

•	executing and submitting a revised proxy (including by telephone or over the Internet);

•	sending written notice of revocation to Dynegy’s secretary at the address provided at the beginning of this proxy statement/prospectus; or

•	voting in person at the meeting.

Unless a proxy is properly revoked, shares represented by proxies will be voted at the meeting.

Q:	What will happen if I do not send in my proxy or if I abstain from voting?

A:	If you do not send in your proxy or if you abstain from voting, it will have the effect of a vote “AGAINST” the adoption of the Merger Agreement and the approval of the Merger.

Q:	Should I send in my stock certificates now?

A:	No. If the Merger is completed and you hold stock certificates evidencing your shares of Dynegy’s common stock, New Dynegy will send you written instructions for exchanging your Dynegy stock certificates.

Q:	How will Dynegy solicit proxies?

A:	Proxies may be solicited by mail or facsimile, or by Dynegy’s directors, officers or employees, without extra compensation, in person or by telephone. In addition, Dynegy has retained The Altman Group to assist in the solicitation of proxies. Dynegy will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of Dynegy’s common stock.

Q:	What rights do I have to dissent from the Merger Agreement and the Merger?

A:	If you do not vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the Merger is completed, you may dissent and obtain payment for the “estimated fair value” of your shares under Illinois law. You must, however, comply with all of the required procedures explained under “The Merger—Rights of Dynegy’s Shareholders Dissenting from the Merger Agreement and Merger Proposal” and in Annex F to this proxy statement/prospectus.

Q:	Who can help answer my questions?

A:	If you have any questions about the special meeting or the Merger Agreement or the Merger Agreement Transactions, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you may contact:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

(713) 507-6400

Attention: Investor Relations Department

OR

The Altman Group

1200 Wall Street West, 3rd Floor

Lyndhurst, NJ 07071

(800) 311-8393

dyninfo@altmangroup.com

SUMMARY

This summary is qualified in its entirety by the more detailed information included elsewhere in this proxy statement/prospectus. Because this is a summary, it may not contain all of the information that is material or important to you. You should read this entire proxy statement/prospectus carefully, including the section entitled “Risk Factors,” as well as Dynegy’s periodic and other reports filed with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), before making a decision. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

We have provided detailed definitions for the power industry terms used in this proxy statement/prospectus in the “Glossary of Power Industry Terms” beginning on page G-1.

The Companies

DYNEGY INC.

1000 Louisiana Street

Suite 5800

Houston, Texas 77002

(713) 507-6400

Dynegy produces and sells electric energy, capacity and ancillary services in key U.S. markets. Dynegy’s power generation portfolio currently consists of approximately 11,000 megawatts (“MW”) of generating capacity (excluding Dynegy’s 351 MW Calcasieu generation facility located in Sulphur, Louisiana, which Dynegy (or New Dynegy, upon the completion of the Merger) expects to sell to Entergy Gulf States, Inc. (“Entergy”) in early 2008 pursuant to an agreement entered into on February 1, 2007) from baseload, intermediate and peaking power plants fueled by a mix of coal, oil and natural gas. The term “capacity” refers to the maximum electric current being transmitted or demanded for which a generation unit is rated. A “baseload plant” operates virtually all the time, a “peaking plant” can be brought online in short order to produce electricity during times of peak demand and an “intermediate plant” serves system requirements that are greater than baseload but less than peakload. “Baseload” refers to the minimum amount of electric power delivered or required over a given period of time, “peakload” refers to the greatest amount of electric power delivered or required during a specified period of time, and “intermediate load” refers to power demand between baseload and peakload. The term “generating unit” or “generation unit” refers to any combination of physically connected generator(s), reactor(s), boiler(s), combustion turbine(s), or other prime mover(s) operated together to produce electric power. A “turbine” is a machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam or hot gas).

Dynegy was incorporated in Illinois in 1999. Dynegy’s Class A common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “DYN.”

LS CONTRIBUTING ENTITIES

1700 Broadway, 35th Floor

New York, New York 10019

(212) 615-3456

The LS Contributing Entities consist of LSP Gen Investors, L.P., LS Power Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Associates, L.P. and LS Power Equity Partners, L.P. The LS Contributing Entities are part of the LS Power Group, a leading privately held power plant investor, developer and manager. Founded in 1990, the LS Power Group is a fully integrated development, investment and asset management group of companies focused on the power industry. The LS Power Group’s power generation portfolio consists of approximately 8,000 MW of generating capacity from primarily natural gas-fired power plants and a development portfolio of primarily coal-fired generation projects in various stages of development.

NEW DYNEGY (CURRENTLY NAMED DYNEGY ACQUISITION, INC.)

1000 Louisiana Street

Suite 5800

Houston, Texas 77002

(713) 507-6400

New Dynegy was formed in September 2006 as a Delaware corporation and is currently a wholly owned subsidiary of Dynegy. To date, New Dynegy has not conducted any activities other than those related to its formation and the completion of the Merger Agreement Transactions. Upon the completion of the Merger Agreement Transactions, New Dynegy’s name will be changed to “Dynegy Inc.” and its Class A common stock will be listed on the NYSE under the symbol “DYN,” which is the symbol under which Dynegy’s Class A common stock is currently listed on the NYSE.

Organization of New Dynegy

The following chart depicts the anticipated organization of New Dynegy upon the completion of the Merger Agreement Transactions:

New Dynegy’s Business

General

Upon the completion of the Merger Agreement Transactions, New Dynegy’s primary business will be the production and sale of electric energy, capacity and ancillary services from its fleet of 29 power generation facilities, with approximately 19,500 MW of generating capacity, operating in 13 states, (i) including Dynegy’s 614 MW CoGen Lyondell generation facility located in Houston, Texas, its 576 MW Bluegrass generation facility located in Oldham County, Kentucky and its 539 MW Heard County generation facility located in Heard

County, Georgia, each of which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007 and (ii) excluding Dynegy’s 351 MW Calcasieu generation facility located in Sulphur, Louisiana, which Dynegy (or New Dynegy, following the completion of the Merger) expects to sell to Entergy in early 2008.

In addition to its operating generation facilities, New Dynegy will own all of the LS Contributing Entities’ approximate 40% undivided interest in Plum Point, a new, 665 MW coal-fired plant under construction in Arkansas. Through its interest in the Development LLC, New Dynegy will also own a 50% interest in a portfolio of greenfield development projects totaling more than 7,600 MW of generating capacity and repowering and/or expansion opportunities representing approximately 2,300 MW of generating capacity, thus providing New Dynegy with meaningful organic growth prospects. The term “repowering” refers to a means of increasing the output and efficiency of conventional thermal generating facilities.

New Dynegy’s Competitive Strengths

After giving effect to the Merger Agreement Transactions, New Dynegy believes that the key strengths of its business will include:

•

Scale and Diversity of Assets in Key Regions of the United States. A large portion of Dynegy’s generating capacity is coal-fired, while New Dynegy will have a more balanced portfolio of facilities using coal, natural gas and fuel oil as fuel sources. New Dynegy’s portfolio will also be more balanced in terms of dispatch type, with a mix of baseload, intermediate and peaking facilities. The addition of the facilities operated by the Contributed Entities in the Western and Northeastern United States will provide greater geographical diversity to the combined power generation fleet. New Dynegy should also be well positioned to meet market needs by providing a variety of electric energy, capacity and ancillary services through both short- and long-term arrangements.

•

Financial Stability. New Dynegy will sell electric energy, capacity and ancillary services through a combination of bilateral negotiated forward contracts and spot market transactions in regional central markets. The term “bilateral forward contract” refers to a direct contract between a buyer and a seller which establishes future prices and quantities of electricity being sold under such contract that will apply regardless of future spot market prices. The term “spot market” refers to a day-ahead or real-time market that determines the prices buyers and sellers are willing to accept near the actual delivery/consumption period. New Dynegy’s commercial strategy will be to construct a balanced portfolio of spot, mid- and long-term sales arrangements. The expected cash flows produced by that mix of arrangements should be greater and more stable than those expected from Dynegy and should better support the liquidity and capital needs inherent in New Dynegy’s debt maturity schedule and the timing of its expected capital expenditures. New Dynegy should also have the opportunity to benefit from increasing commodity prices, whether as a result of short-term or long-term increases in demand.

•

Proven and Mature Asset Development Platform; Repowering and Expansion Opportunities. In addition to the interest in Plum Point, New Dynegy expects to benefit from the growth prospects offered by several development activities initiated by the LS Contributing Entities. Dynegy does not currently have the personnel and other resources required to undertake new greenfield development projects.

New Dynegy’s Competitive Weaknesses

After giving effect to the Merger Agreement Transactions, New Dynegy believes that the key weaknesses of its business will include:

•

Significant Debt Leverage. Although Dynegy’s capital structure and credit ratings are expected to improve as a result of the Merger Agreement Transactions, New Dynegy will remain a highly-leveraged company and its credit ratings are expected to remain below investment grade. Furthermore, even after giving effect to the credit improvements that are anticipated to result from the Merger Agreement Transactions, New Dynegy’s access to capital markets may be limited, and its need for liquidity to meet collateral obligations will be determined in part by market prices for power and natural gas, which are beyond New Dynegy’s control and are uncertain.

•

Exposure to the Merchant Market. As is the case with Dynegy, New Dynegy will operate some of its facilities as “merchant” facilities without term power sales agreements. Although the addition of power-generation facilities with long-term power sales arrangements as part of the Merger Agreement Transactions makes New Dynegy, as a whole, less susceptible to volatility in power and commodity prices than Dynegy currently, New Dynegy’s revenues and profitability will still remain subject to such volatility to the extent power sales agreements are not in place with respect to portions of its generating capacity.

For further information regarding New Dynegy’s competitive weaknesses, please see “Risk Factors.”

Strategy

New Dynegy expects that its business strategy will include the following:

•

Employ a Commodity Cyclical Business Model. New Dynegy intends to optimize its assets by selling electricity and capacity into the spot and term markets when pricing is most attractive. This strategy is expected to be achieved through a diverse portfolio of assets using a combination of spot market sales and term contracts that are intended to capture both short-term and long-term market opportunities.

•

Establish an Appropriate Capital Structure. New Dynegy believes that the power industry is a commodity cyclical business with significant commodity price volatility and requiring considerable capital investment. New Dynegy believes that maximizing economic returns in this market environment requires a capital structure that can withstand power price volatility as well as a commercial strategy that captures the value associated with both short-term and long-term price trends. New Dynegy intends to employ a capital structure that is responsive to the market environment and its commercial strategy.

•

Focus on Operational Excellence. New Dynegy will focus on maintaining and enhancing Dynegy’s operating track record through increased plant availability, higher dispatch and capacity factors and improved cost controls. New Dynegy will also continue Dynegy’s commitment to operating its facilities in a safe, reliable and environmentally compliant manner.

•

Positioned for Regional Market Recovery. New Dynegy will operate a balanced portfolio of generation assets that is diversified in terms of geography, fuel type and dispatch profile. As a result, New Dynegy believes its substantial coal-fired, baseload fleet should continue to benefit from the impact of higher natural gas prices on power prices in the Midwest and Northeast, allowing it to capture greater margins, while New Dynegy’s efficient combined cycle units should provide meaningful cash flows and should benefit from improved margins as demand increases in the Western and New England markets. The term “combined cycle” refers to an electric generating technology in which additional electricity is produced from otherwise lost waste heat exiting from one or more gas combustion turbines.

The Merger and the Contributions

The Merger (Page 150)

As part of the Merger, Merger Sub, a new, wholly owned subsidiary of New Dynegy, will merge with and into Dynegy, as a result of which Dynegy will become a wholly owned subsidiary of New Dynegy.

Dynegy Shareholder Vote Required (Page 35)

The adoption of the Merger Agreement and the approval of the Merger will require the affirmative vote of two-thirds of the issued and outstanding shares of (i) Dynegy’s Class A common stock voting as a class, (ii) Dynegy’s Class B common stock voting as a class and (iii) Dynegy’s Class A common stock and Class B common stock voting together as a class. Each share of Dynegy’s common stock outstanding on the record date will entitle its holder of record on such date to one vote on the adoption of the Merger Agreement and the approval of the Merger.

What Dynegy Shareholders Will Receive in the Merger (Page 150)

Upon completion of the Merger, each Dynegy shareholder will be entitled to receive one share of Class A common stock, par value $0.01 per share, of New Dynegy for each share of common stock of Dynegy owned by such shareholder immediately prior to the closing of the Merger. The shares of Dynegy’s outstanding Class B common stock, which are held by Chevron, will be exchanged for shares of New Dynegy’s Class A common stock upon completion of the Merger. The shares of New Dynegy’s Class A common stock issued to Dynegy shareholders in connection with the Merger will constitute approximately 60% of the common stock of New Dynegy that will be outstanding upon the completion of the Merger. Upon the completion of the Merger, New Dynegy’s Class A common stock will be listed on the NYSE under the symbol “DYN,” which is the symbol under which Dynegy’s Class A common stock is currently listed on the NYSE.

What the LS Contributing Entities Will Transfer to New Dynegy (Page 150)

In connection with the completion of the Merger, the Contributions will be effected by or through:

•

the sale by the LS Contributing Entities to New Dynegy of all of the outstanding equity interests in certain entities that collectively own an operating power plant in Kendall County, Illinois (known as Kendall) (the “Kendall Interests”), resulting in New Dynegy owning the Kendall facility;

•

the transfer by the LS Contributing Entities to New Dynegy of all of the equity interests in certain entities that collectively own nine other operating power plants (known as Ontelaunee, Moss Landing, Morro Bay, South Bay, Oakland, Arlington Valley, Griffith, Bridgeport and Casco Bay) (the “Operating Entity Interests”), resulting in New Dynegy owning those operating power plants, located in Maine, Connecticut, Pennsylvania, Arizona and California;

•

the transfer by the LS Contributing Entities to New Dynegy of all of the equity interests in certain entities that collectively own interests in a power plant being constructed in Osceola, Arkansas (known as Plum Point), resulting in New Dynegy owning an approximately 40% undivided ownership interest in Plum Point (the “Plum Point interests”); and

•

the transfer by LS Associates to the Development LLC of all of the interests in certain entities that collectively own various power generation development projects (the “Development Interests”), and the contribution by LS Associates of 50% of the membership interests in the Development LLC to New Dynegy, resulting in New Dynegy owning a 50% interest in these power generation development projects through the Development LLC.

Following the completion of the Merger, LS Associates and New Dynegy intend to contribute their interests in certain other development projects to the Development LLC.

What the LS Contributing Entities Will Receive from New Dynegy for the Contributions (Page 151)

In connection with the Contributions, the LS Contributing Entities will receive 340 million shares of Class B common stock, par value $0.01 per share, of New Dynegy, which shares will represent approximately 40% of New Dynegy’s common stock that will be outstanding upon the completion of the Merger. The LS Contributing Entities will also receive an aggregate of $100 million in cash and $275 million in aggregate principal amount of the New Dynegy Notes. New Dynegy will have the right to repay the New Dynegy Notes at any time and may elect to do so in connection with the Merger or soon thereafter.

The Merger Agreement

The Merger Agreement, a summary of which is provided beginning on page 150 of this proxy statement/prospectus, is attached as Annex A to this proxy statement/prospectus. You are urged to read the entire Merger Agreement carefully.

Recommendation of Dynegy’s Board of Directors (Page 41)

Dynegy’s board of directors has unanimously determined that the Merger Agreement and the Merger Agreement Transactions are advisable, fair to and in the best interests of Dynegy’s shareholders, and has unanimously approved the Merger Agreement and the Merger Agreement Transactions. Dynegy’s board of directors recommends that you vote “FOR” the adoption of the Merger Agreement and the approval of the Merger.

Opinions of Financial Advisors (Page 43)

In connection with the Merger, Dynegy’s board of directors received the written opinions of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Greenhill & Co., LLC (“Greenhill”), each dated September 14, 2006, which provided that, as of that date, and based upon and subject to the matters set forth in their respective opinions, the consideration to be received by the holders of Dynegy’s Class A common stock in the Merger was fair, from a financial point of view, to the holders of Dynegy’s Class A common stock.

The full text of the written opinions of Credit Suisse and Greenhill are attached hereto as Annex G and Annex H, respectively. The Credit Suisse and Greenhill opinions were provided to Dynegy’s board of directors in connection with its evaluation of the consideration to be received by the holders of Dynegy’s Class A common stock, do not address any other aspect of the Merger Agreement Transactions and are not recommendations as to how any holder of Dynegy’s Class A common stock should vote with respect to the Merger Agreement and the Merger. You are urged to read these opinions, as well as the descriptions of the procedures followed, assumptions made, matters considered and limitations on the reviews undertaken set forth in the section entitled “The Merger—Opinions of Financial Advisors to Dynegy.”

Material U.S. Federal Income Tax Consequences (Page 61)

The parties have structured the Contributions and the Merger to qualify as exchanges under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). The conversion of Dynegy shares to New Dynegy shares will generally not be taxable to Dynegy’s shareholders. The completion of the Merger Agreement Transactions (which include the Contributions and the Merger) is conditioned upon, among other things, the LS Contributing Entities receiving an opinion from Cravath, Swaine & Moore LLP regarding the tax treatment of the Merger Agreement Transactions as exchanges under Section 351 of the Code. You are urged to carefully review the discussion set forth under “The Merger—Material U.S. Federal Income Tax Consequences to Dynegy’s Shareholders.”

Regulatory Approvals (Page 65)

All regulatory approvals required for the Merger Agreement Transactions have been obtained. For further information regarding the submitted filings and the status of the required orders or approvals, see “The Merger—Regulatory Approvals.”

New Dynegy Certificate of Incorporation and Bylaws (Annexes B and C)

Effective upon the closing of the Merger Agreement Transactions, New Dynegy’s certificate of incorporation and bylaws will be amended (as amended, “New Dynegy’s Certificate of Incorporation” and “New Dynegy’s Bylaws,” respectively) to set forth certain rights, preferences, powers and restrictions of the capital stock of New Dynegy and will govern certain aspects of the internal affairs of New Dynegy. A summary of these rights is set forth in “Other Agreements and Documents—Certificate of Incorporation of New Dynegy” and “Other Agreements and Documents—Bylaws of New Dynegy,” respectively. New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws, in the forms which give effect to the closing date amendments, are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.

You are urged to read these documents, as they will govern your rights as a stockholder of New Dynegy, which will be different from your rights currently as a Dynegy shareholder. For further discussion regarding these differences, please see “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders.”

Dissenters’ Rights of Dynegy’s Shareholders (Page 68)

Dynegy’s shareholders who do not vote to adopt the Merger Agreement and approve the Merger and who follow the procedures specified under the IBCA, which procedures are summarized on page 68 of this proxy statement/prospectus and set forth in their entirety in Annex F to this proxy statement/prospectus, shall have the right to dissent from the Merger Agreement and Merger and obtain payment for the “estimated fair value” of their shares of Dynegy’s common stock in the event of the completion of the Merger. Failure to vote against the adoption of the Merger Agreement and approval of the Merger will not waive a shareholder’s dissenters’ rights, as long as the shareholder has not voted in favor of adoption of the Merger Agreement and approval of the Merger and has complied in all other respects with the IBCA in preserving the shareholder’s dissenters’ rights.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED/COMBINED FINANCIAL DATA

Summary Historical Consolidated Financial Data of Dynegy

The following summary historical consolidated financial data of Dynegy as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from Dynegy’s audited consolidated financial statements incorporated by reference herein. The following summary historical consolidated financial data of Dynegy as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from Dynegy’s audited consolidated financial statements which are not included in, or incorporated by reference in, this proxy statement/prospectus. The following summary historical consolidated financial data of Dynegy as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from Dynegy’s unaudited condensed consolidated financial statements incorporated by reference herein. Dynegy’s unaudited condensed consolidated financial statements were prepared on a basis consistent with that used in preparing its audited consolidated financial statements and include all material adjustments that, in the opinion of Dynegy’s management, are necessary for a fair presentation of Dynegy’s financial position and results of operations for the unaudited periods.

The summary historical consolidated financial data of Dynegy set forth below should be read in conjunction with Dynegy’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Dynegy’s historical consolidated financial statements and the notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, and in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, each incorporated by reference herein. Historical results are not necessarily indicative of results that may be expected for any future period. Dynegy’s historical consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, were impacted by significant items in each of the years presented, which are summarized in Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Summary Financial Information.” Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, includes restatements of (i) its consolidated balance sheet and consolidated statement of stockholders’ equity as of December 31, 2005 and its consolidated statements of operations, cash flows and comprehensive income (loss) for the year ended December 31, 2005 and (ii) its consolidated balance sheet and consolidated statement of stockholders’ equity as of December 31, 2004 and periods prior to 2004. These restatements are reflected in all periods presented herein. The historical results of Dynegy and of the Contributed Entities are not necessarily indicative of the results that may be expected for New Dynegy for any future period.

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in millions, except per share data)
Statement of operations data:
Revenues	$3,635	$2,109	$2,599	$2,451	$2,313	$1,691	$1,620
Depreciation and amortization expense	(368)	(378)	(373)	(235)	(220)	(165)	(174)
Goodwill impairment	—	(814)	(311)	—	—	—	—
Impairment and other charges	—	(176)	(225)	(78)	(46)	(6)	(107)
General and administrative expenses	(385)	(297)	(315)	(330)	(468)	(421)	(160)
Operating income (loss)	823	(1,146)	(769)	(100)	(838)	(384)	79
Debt conversion expense	—	—	—	—	—	—	(249)
Interest expense	(201)	(241)	(503)	(453)	(389)	(284)	(310)
Income tax benefit (expense)	(320)	337	296	172	395	228	154
Income (loss) from continuing operations	423	(1,217)	(813)	(180)	(804)	(417)	(279)
Income (loss) from discontinued operations	(24)	(1,136)	81	165	912	209	3
Cumulative effect of change in accounting principles	2	(234)	40	—	(5)	—	1
Net income (loss)	401	(2,587)	(692)	(15)	103	(208)	(275)
Net income (loss) applicable to common shareholders	359	(2,917)	321	(37)	81	(225)	(284)

	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in millions, except per share data)
Basic earnings (loss) per share from continuing operations	$1.17	$(4.23)	$0.53	$(0.53)	$(2.13)	$(1.13)	$(0.65)
Diluted earnings (loss) per share from continuing operations	$1.12	$(4.23)	$0.50	$(0.53)	$(2.13)	$(1.13)	$(0.65)
Weighted average shares outstanding for basic EPS calculation	326	366	374	378	387	383	446
Weighted average shares outstanding for diluted EPS calculation	340	370	423	504	513	509	512

	As of December 31,					As of September 30, 2006
	2001	2002	2003	2004	2005
						(unaudited)
	(in millions, except per share data)
Balance sheet data:
Current assets	$8,944	$7,574	$3,074	$2,728	$3,706	$1,616
Current liabilities	8,538	6,748	2,450	1,802	2,116	888
Property, plant and equipment, net	9,269	8,458	8,178	6,130	5,323	5,005
Total assets	25,074	20,020	12,801	9,843	10,126	7,507
Long-term debt (excluding current portion)	5,016	5,454	5,893	4,332	4,228	3,362
Notes payable and current portion of long-term debt	458	861	331	34	71	48
Total stockholders’ equity	4,956	2,256	1,975	1,956	2,140	2,314
Book value per basic shares outstanding (a)	$13.92	$6.06	$5.24	$5.12	$5.32	$4.63

(a)	Basic shares outstanding at December 31, 2001, 2002, 2003, 2004 and 2005 and at September 30, 2006 were approximately 356 million, 372 million, 377 million, 382 million, 402 million and 500 million, respectively.

Summary Historical Combined Financial Data of the Power Generation Business of LS Power Development, LLC and Affiliates

The following summary historical combined financial data of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005 and for the year ended December 31, 2005 have been derived from the audited historical combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates included elsewhere in this proxy statement/prospectus. The following summary historical combined financial data of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2004 and for the period from December 1, 2004 until December 31, 2004 have been derived from the unaudited historical combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates included elsewhere in the proxy statement/prospectus. Also included are the unaudited predecessor financial statements for the periods from January 1, 2004 until November 30, 2004, January 1, 2003 to December 5, 2003, and December 6, 2003 to December 31, 2003. The following summary historical combined financial data of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from the unaudited condensed combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates included elsewhere in this proxy statement/prospectus.

The combined financial data and financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates reflects the financial condition, results of operations and cash flow of the Contributed Entities as described therein. The unaudited condensed combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates were prepared on a basis consistent with that used in preparing its audited combined financial statements and include all material adjustments that, in the opinion of the Contributed Entities’ management, are necessary for a fair presentation of the Contributed Entities’ financial position and results of operations for the unaudited periods.

The summary historical combined financial data of the Power Generation Business of LS Power Development, LLC and Affiliates set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Contributed Entities and the historical combined financial statements and the notes thereto of the Power Generation Business of LS Power Development, LLC and Affiliates included elsewhere in this proxy statement/prospectus. Because of the timing of acquisitions, period-to-period comparisons and analyses of financial condition and results of operations of the Power Generation Business of LS Power Development, LLC and Affiliates may not be helpful for understanding the financial and operational performance of the Contributed Entities as a whole. In particular, the financial condition, results of operations and cash flows of Ontelaunee and the LS Generation Facilities (as defined on page 116) have not been included in the combined financial statements of the Power Generation Business of LS Power Development and Affiliates as of any dates or for any periods prior to their acquisition by the LS Power Group.

	Period from January 1, 2003 to December 5, 2003	Period from December 6, 2003 to December 31, 2003	Period from January 1, 2004 through November 30, 2004	Period from December 1, 2004 until December 31, 2004	Year Ended December 31, 2005	Nine Months Ended September 30,
						2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
	(in millions)
Statement of operations data:
Revenues	$61	$5	$73	$3	$66	$54	$665
Depreciation expense	(23)	(1)	(14)	—	(7)	(4)	(33)
General and administrative expenses	(2)	—	(6)	—	(5)	(2)	(18)
Operating income (loss)	(210)	2	3	—	(6)	4	93
Interest expense	(21)	(2)	(34)	(4)	(57)	(34)	(105)
Net income (loss)	$(232)	$—	$(21)	$(2)	$(49)	$(17)	$40

	As of December 31,			As of September 30, 2006
	2003	2004	2005
	(unaudited)	(unaudited)		(unaudited)
	(in millions)
Balance sheet data:
Current assets	$40	$55	$50	$406
Current liabilities	476	9	158	121
Property, plant and equipment, net	558	142	349	2,145
Total assets	598	475	665	3,272
Long-term debt (excluding current portion)	—	439	401	2,172
Notes payable and current portion of long-term debt	457	1	145	31
Total owners’ equity	$2	$—	$93	$749

Summary Unaudited Pro Forma Condensed Combined Financial Data of New Dynegy

The following summary unaudited pro forma condensed combined statement of operations data of New Dynegy for the year ended December 31, 2005 and for the nine months ended September 30, 2006 give effect to the Merger Agreement Transactions as if these transactions had been completed on January 1, 2005. The following summary unaudited pro forma condensed combined balance sheet data of New Dynegy as of September 30, 2006 give effect to the Merger Agreement Transactions as if these transactions had been completed on September 30, 2006.

The summary unaudited pro forma condensed combined financial data of New Dynegy for the year ended December 31, 2005 and as of and for the nine months ended September 30, 2006 are based on the unaudited pro forma condensed combined financial information set forth elsewhere in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.” Such financial data do not purport to reflect what New Dynegy’s actual results of operations and financial position would have been had the Merger Agreement Transactions in fact occurred (i) as of January 1, 2005 (in the case of the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2005 and the nine months ended September 30, 2006) or (ii) as of September 30, 2006 (in the case of the unaudited pro forma condensed combined balance sheet data as of September 30, 2006), nor are they necessarily indicative of the results of operations that New Dynegy may achieve in the future.

The summary unaudited pro forma condensed combined financial data of New Dynegy set forth below should be read in conjunction with Dynegy’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, and in Dynegy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, each incorporated by reference herein. The summary unaudited pro forma condensed combined financial data of New Dynegy set forth below should also be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Contributed Entities included herein. The historical results of Dynegy and of the Contributed Entities are not necessarily indicative of the results that may be expected for New Dynegy for any future period.

The pro forma financial information included herein does not include adjustments for any transactions other than the transactions contemplated by the Merger Agreement Transactions. During 2006, Dynegy executed various debt and equity transactions which are more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Dynegy’s Quarterly Report on Form 10-Q for the period ended September 30, 2006. Additionally, the financial condition, results of operations and cash flows of Ontelaunee and the LS Generation Facilities have not been included in the combined financial statements of the Power Generation Business of LS Power Development and Affiliates as of any dates or for any periods prior to their acquisition by the LS Power Group.

	Pro Forma Year Ended December 31, 2005	Pro Forma Nine Months Ended September 30, 2006
	(unaudited)
	(in millions, except per share data)
Statement of operations data:
Revenues	$2,345	$2,264
Depreciation and amortization expense	(284)	(250)
Impairment and other charges	(46)	(107)
General and administrative expenses	(473)	(178)
Operating income (loss)	(873)	160
Debt conversion expense	—	(249)
Interest expense	(478)	(440)
Income tax benefit	422	169
Loss from continuing operations	(899)	(269)
Basic loss per share from continuing operations	$(1.27)	$(0.35)
Diluted loss per share from continuing operations	$(1.27)	$(0.35)
Weighted average shares outstanding for basic EPS calculation	727	786
Weighted average shares outstanding for diluted EPS calculation	853	852

Pro Forma As of September 30, 2006
(unaudited)
(in millions, except per share data)
Balance sheet data:
Current assets	$1,884
Current liabilities	1,054
Property, plant and equipment, net	8,882
Goodwill	845
Total assets	12,980
Long-term debt (excluding current portion)	5,992
Notes payable and current portion of long-term debt	79
Total stockholders’ equity	4,353
Book value per basic shares outstanding (a)	$5.18

(a)	Pro forma basic shares outstanding at September 30, 2006 were approximately 840 million.

RISK FACTORS

Risks Related to the Merger

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, Dynegy’s shareholders should carefully consider the matters described below to determine whether to vote to adopt the Merger Agreement and approve the Merger. Many of the risks described below are present with Dynegy’s current business activities and opportunities.

The value of the shares of New Dynegy’s common stock that you receive upon the completion of the Merger may be less than the value of your shares of Dynegy’s common stock as of the date of the Merger Agreement or on the date of the special meeting.

The exchange ratio of Dynegy common stock for New Dynegy Class A common stock in the Merger is fixed at one-to-one and will not be adjusted in the event of any change in the stock price of Dynegy or the value of the Contributed Entities before the Merger. The relative price of shares of Dynegy’s common stock and the value of the Contributed Entities may vary significantly between the date of this proxy statement/prospectus, the date of the special meeting and the date of the completion of the Merger. These variations may be caused by, among other things, changes in the businesses, operations and results of Dynegy and the Contributed Entities, market expectations of the likelihood that the Merger will be completed and the timing of completion, the prospects of post-Merger operations, the effect of any conditions or restrictions imposed on or proposed with respect to New Dynegy by regulatory agencies and authorities, general market and economic conditions and other factors. In addition, it is impossible to predict accurately the market price of New Dynegy’s common stock to be received by Dynegy’s shareholders after the completion of the Merger. Accordingly, the price of Dynegy’s common stock on the date of the special meeting may not be indicative of its price immediately before the completion of the Merger and the price of New Dynegy’s common stock after the Merger is completed.

The anticipated benefits of combining Dynegy and the Contributed Entities may not be realized, and New Dynegy may face difficulties integrating the Contributed Entities’ operations.

Dynegy and the LS Contributing Entities entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, synergies and operating efficiencies. However, the achievement of the anticipated benefits of the Merger, including the synergies, cannot be assured or may take longer than expected. In addition, New Dynegy may not be able to integrate the Contributed Entity’s operations with Dynegy’s existing operations without encountering difficulties, including inconsistencies in standards, systems and controls, and without diverting management’s focus and resources from ordinary business activities and opportunities.

Dynegy will incur significant transaction and other related integration costs in connection with the Merger Agreement Transactions.

Dynegy and the LS Contributing Entities expect to incur costs associated with completing the Merger Agreement Transactions and integrating the operations of the two companies, as well as approximately $45 million in transaction fees in the case of Dynegy, including certain fees and expenses of the LS Contributing Entities for which Dynegy has agreed to be responsible. The estimated $45 million of transaction costs incurred by Dynegy will be included as a component of the purchase price for purposes of purchase accounting. The amount of transaction fees expected to be incurred by Dynegy is a preliminary estimate and is subject to change.

Dynegy and the Contributed Entities will be subject to business uncertainties and contractual restrictions in advance of the Merger, which could have a material adverse effect on their businesses.

Uncertainty about the effect of the Merger on customers or suppliers may have an adverse effect on Dynegy and the Contributed Entities and, consequently, on New Dynegy. These uncertainties could cause customers, suppliers and others that deal with Dynegy and the Contributed Entities to seek to change existing business relationships with Dynegy and the Contributed Entities. In addition, if key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain an employee of New Dynegy, New Dynegy’s business could be materially affected. In addition, the Merger Agreement restricts Dynegy and the LS Contributing Entities, without the other party’s consent, from making certain acquisitions and taking other specified actions until the Merger occurs or the Merger Agreement terminates. These restrictions may prevent Dynegy and the LS Contributing Entities from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the Merger or termination of the Merger Agreement.

Dynegy may waive one or more of the conditions to the Merger Agreement that is important to you without your approval.

Each of the conditions to Dynegy’s obligations to complete the Merger may be waived, in whole or in part, by Dynegy, to the extent permitted by applicable law. Dynegy’s board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. If Dynegy’s board of directors determines that a waiver is not significant enough to require resolicitation of its shareholders’ proxies, it will have the discretion to complete the Merger without seeking further shareholder approval. See “The Merger Agreement and Merger Agreement Transactions—Merger Agreement—Conditions.” Because certain conditions may not be satisfied prior to the date of the special meeting, there is a risk that Dynegy’s board of directors may waive a condition that is important to you without your approval.

Certain directors and executive officers of Dynegy may have interests in the Merger different from, or in addition to, the interests of other shareholders of Dynegy.

Certain of the directors and executive officers of Dynegy are parties to agreements or participate in other arrangements that give them interests in the Merger that are different from, or in addition to, your interests as a shareholder of Dynegy. In voting on the Merger Agreement and the Merger, you should consider whether these interests may have influenced the decisions of Dynegy’s directors and executive officers in pursuing, executing, approving and recommending the Merger Agreement and the Merger. These different interests are described under “The Merger—Interests of Dynegy’s Directors and Executive Officers in the Merger.”

Risks Relating to the Business of New Dynegy

After completion of the Merger, New Dynegy will be subject to many risks and uncertainties. Many of these risks are substantially similar to the risks currently assumed by Dynegy. New Dynegy’s risks and uncertainties include the following.

Because some of New Dynegy’s power generation facilities will operate without term power sales agreements, and because wholesale power prices are subject to significant volatility, New Dynegy’s revenues and profitability will be subject to significant fluctuations.

As is the case with Dynegy, New Dynegy will operate some of its facilities as “merchant” facilities without term power sales agreements. For those facilities without term power sales agreements, New Dynegy cannot be sure that it will be able to sell any or all of the electric energy, capacity or ancillary services from those facilities at commercially attractive rates or that those facilities will be able to operate profitably. This could lead to decreased financial results as well as future impairments of its property, plant and equipment or to the retirement of certain of its facilities, resulting in economic losses and liabilities.

When New Dynegy elects to sell electric energy, capacity and ancillary services into the wholesale energy spot market or into other power markets on a term basis, New Dynegy will not be guaranteed any rate of return on its capital investments. Rather, New Dynegy’s financial condition, results of operations and cash flows are likely to depend, in large part, upon prevailing market prices for power and the fuel to generate such power. Wholesale power markets are subject to significant price fluctuations over relatively short periods of time and can be unpredictable. The term “wholesale” refers to a transaction in which electricity and other energy services are bought and sold between market participants, utilities, non-utility generators and power marketers, as opposed to sales to the end-use customers.

Given the volatility of power commodity prices, to the extent that New Dynegy does not secure term power sales agreements for the output of its power generation facilities, its revenues and profitability will be subject to increased volatility, and its financial condition, results of operations and cash flows could be materially adversely affected.

New Dynegy’s hedging activities will not fully protect it from exposure to commodity price risks, and it will be vulnerable to decreases in power prices and increases in the price of natural gas, coal and oil. To the extent New Dynegy does engage in hedging activities, its models representing the market may be inaccurate.

As is the case with Dynegy, since a substantial portion of New Dynegy’s production capacity may not be hedged and will be subject to commodity price risks, New Dynegy has the potential to receive higher or lower prices for capacity, energy and ancillary services resulting in volatile revenue and cash flow. To the extent that New Dynegy’s generated power is not subject to a power purchase agreement or similar arrangement, New Dynegy generally will pursue sales of such generated power based on market prices. Where forward sales are not executed, New Dynegy will be impacted by changes in commodity prices, and, in an environment where fuel costs increase and power prices decrease, New Dynegy’s financial condition, results of operations and cash flows may be materially adversely affected. In those instances where New Dynegy does execute forward sales or related financial transactions, its internal models may not accurately represent the markets in which it will participate, potentially causing it to make less favorable decisions.

Unauthorized hedging and related activities by New Dynegy employees could result in significant losses.

New Dynegy intends to continue Dynegy’s commercial strategy, which emphasizes forward power sales opportunities to capture attractive market prices in the near term. Since New Dynegy will have a portfolio of both hedged and unhedged assets, New Dynegy intends to adopt various internal policies and procedures, similar to those adopted by Dynegy, designed to monitor hedging activities and positions. These policies and procedures will be designed, in part, to prevent unauthorized purchases or sales of products by New Dynegy employees. New Dynegy cannot assure, however, that these steps will detect and prevent all violations of its risk management policies and procedures, particularly if deception or other intentional misconduct is involved. A significant policy violation that is not detected could result in a substantial financial loss for New Dynegy.

New Dynegy will be exposed to the risk of fuel and fuel transportation cost increases and interruptions in fuel supplies because some of the facilities it will own do not have long-term coal, natural gas or liquid fuel supply agreements.

The fuel requirements for some of the power generation facilities New Dynegy will own will be purchased under short-term contracts or on the spot market. As a result, New Dynegy will face the risks of supply interruptions and fuel price volatility, as fuel deliveries may not exactly match that required for energy sales, due in part to the need to pre-purchase fuel inventories for reliability and dispatch requirements. “Reliability” in an electric system is composed of two components—adequacy and security. “Adequacy” is the ability of the electric system to supply to the electrical demand and energy requirements of the customers at all times, and “security” is the ability of the electric system to withstand sudden disturbances, such as electric short circuits or unanticipated loss of system facilities.

Moreover, operation of many of the coal-fired generation facilities New Dynegy will own or that will be developed by the Development LLC will be highly dependent on New Dynegy’s ability to procure coal. Power generators in the Midwest and the Northeast have experienced significant pressures on available coal supplies that are either transportation or supply related. If New Dynegy is unable to procure fuel for physical delivery at prices it considers favorable, its financial condition, results of operations and cash flows could be materially adversely affected.

Availability and cost of emission credits could materially impact New Dynegy’s costs of operations.

New Dynegy will be required to maintain, either by allocation or purchase, sufficient emission credits to support its operations in the ordinary course of operating its power generation facilities. These credits will be used to meet New Dynegy’s obligations imposed by various applicable environmental laws. If New Dynegy’s operational needs require more than its allocated allowances of emission credits, it may be forced to purchase such credits on the open market, which could be costly. If New Dynegy is unable to maintain sufficient emission credits to match its operational needs, it may have to curtail its operations so as not to exceed its available emission credits, or install costly new emissions controls. As New Dynegy uses the emissions credits that it has purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such credits are available for purchase, but only at significantly higher prices, the purchase of such credits could materially increase New Dynegy’s costs of operations in the affected markets.

Competition in wholesale power markets, together with an oversupply of power generation capacity in certain regional markets, may have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows.

New Dynegy will have numerous competitors, and additional competitors may enter the industry. The power generation business New Dynegy will own competes with other non-utility generators, regulated utilities, unregulated subsidiaries of regulated utilities and other energy service companies in the sale of energy, as well as in the procurement of fuel, transmission and transportation services. Moreover, aggregate demand for power may be met by generation capacity based on several competing technologies, as well as power generating facilities fueled by alternative or renewable energy sources, including hydroelectric power, synthetic fuels, solar, wind, wood, geothermal, waste heat and solid waste sources. Regulatory initiatives designed to enhance renewable generation could increase competition from these types of facilities. In addition, a buildup of new electric generation facilities in recent years has resulted in an abundance of power generation capacity in certain regional markets New Dynegy will serve.

New Dynegy will also compete against other energy merchants on the basis of its relative operating skills, financial position and access to credit sources. Energy customers, wholesale energy suppliers and transporters often seek financial guarantees, credit support such as letters of credit, and other assurances that their energy contracts will be satisfied. Companies with which New Dynegy will compete may have greater resources in these areas. In addition, many facilities New Dynegy will own are relatively old. Newer plants owned by competitors will often be more efficient than some of the plants New Dynegy will own, which may put some of New Dynegy’s plants at a competitive disadvantage. Over time, some of the plants New Dynegy will own may become obsolete in their markets, or be unable to compete, because of the construction of new, more efficient plants.

Other factors may contribute to increased competition in wholesale power markets. New forms of capital and competitors have entered the industry in the last several years, including financial investors who perceive that asset values are at levels below their true replacement value. As a result, a number of generation facilities in the United States are now in the hands of lenders and investment companies. Furthermore, mergers and asset reallocations in the industry could create powerful new competitors. Under any scenario, New Dynegy will face competition from numerous companies in the industry, some of which have superior capital structures.

Moreover, many companies in the regulated utility industry, with which the wholesale power industry is closely linked, are also restructuring or reviewing their strategies. Several of those companies have discontinued

or are discontinuing their unregulated activities and seeking to divest their unregulated subsidiaries. Some of those companies have had, or are attempting to have, their regulated subsidiaries acquire assets out of their or other companies’ unregulated subsidiaries. This may lead to increased competition between the regulated utilities and the unregulated power producers within certain markets. The future of the wholesale power generation industry is unpredictable, but may include restructuring and consolidation within the industry, the sale, bankruptcy or liquidation of certain competitors, the re-regulation of certain markets or a long-term reduction in new investment into the industry. To the extent that competition increases, New Dynegy’s financial condition, results of operations and cash flows may be materially adversely affected.

New Dynegy will depend on transmission facilities operated by RTOs and ISOs, which could result in an inability to sell and deliver power to the market that may, in turn, adversely affect the profitability of New Dynegy’s generation facilities.

Regional Transmission Organizations (“RTOs”) and Independent System Operators (“ISOs”) have emerged in most of the markets in which New Dynegy will operate and compete. The RTOs and ISOs provide transmission services, administer transparent and competitive power markets and maintain system reliability. Many of these RTOs and ISOs operate real-time and day-ahead markets in which New Dynegy will participate to sell energy. New Dynegy may be affected by changes in market rules, tariffs, market structures, administrative fee allocations and market bidding rules in these RTOs and ISOs. The ISOs or RTOs that oversee most of the wholesale power markets impose, and in the future may continue to impose, price limitations, offer caps and other mechanisms to guard against the potential exercise of market power in these markets. These types of price limitations and other regulatory mechanisms may adversely affect the profitability of New Dynegy’s generation facilities that sell energy and capacity into the wholesale power markets.

New Dynegy will not own, control or set the rates for the transmission facilities it will use to deliver energy, capacity and ancillary services to its customers. In addition, transmission capacity may not be available to New Dynegy, the total costs of transmission may exceed its projections or cause it to forego transactions and changes in the transmission grid could reduce its revenues.

New Dynegy will not own or control the transmission facilities required to sell the wholesale power from the generation facilities it will own. If the transmission service from these facilities is unavailable or disrupted, or if the transmission capacity infrastructure is inadequate, New Dynegy’s ability to sell and deliver wholesale power may be materially adversely affected. Furthermore, the rates for transmission capacity from these facilities are set by others and the market and thus are subject to changes, some of which could be significant. Moreover, changes in the transmission infrastructure within or connecting individual markets could reduce prices in those markets by increasing the amount of generating capacity competing to serve the same markets. As a result, the business, financial condition, cash flows and results of operations of New Dynegy may be materially adversely affected. The term “grid” refers to the interconnected layout of an electrical transmission and distribution system.

An event of loss and certain other events relating to the Dynegy Northeast Generation facilities could trigger a substantial obligation that would be difficult for New Dynegy to satisfy.

Dynegy acquired the Dynegy Northeast Generation power generating facilities (“DNE”) in January 2001 for $950 million. In May 2001, Dynegy entered into an asset-backed sale-leaseback transaction relating to these facilities to provide it with long-term acquisition financing. In this transaction, Dynegy sold four of the six generating units comprising these facilities for approximately $920 million to Danskammer OL LLC and Roseton OL LLC, and Dynegy concurrently agreed to lease them back from these entities. New Dynegy will have no option to purchase the leased facilities at Roseton or Danskammer at the end of their lease terms, which end in 2035 and 2031, respectively. If one or more of the leases were to be terminated prior to the end of its term because of an event of loss, because it becomes illegal for New Dynegy to comply with the lease, or because a change in law makes the facility economically or technologically obsolete, New Dynegy would be required to make a termination payment in an amount sufficient to redeem the pass-through trust certificates related to the unit or facility for which the lease is terminated. At December 31, 2005, the termination payment would have been approximately $1 billion for all of the DNE facilities. It could be difficult for New Dynegy to raise sufficient funds to make this termination payment if a termination of this type were to occur with respect to the DNE facilities, resulting in a material adverse effect on New Dynegy’s financial conditions, results of operations, liquidity or cash flows.

New Dynegy’s business will be subject to complex government regulation. Changes in these regulations or in their implementation may affect New Dynegy’s costs of operating its facilities or its ability to operate its facilities or increase competition, any of which may negatively impact its results of operations.

New Dynegy will be subject to extensive federal, state and local laws and regulations governing the generation and sale of energy commodities, as well as discharge of materials into the environment and otherwise relating to the environment and public health and safety in each of the jurisdictions in which it will have operations. Compliance with these laws and regulations will require expenses (including legal representation) and monitoring, capital and operating expenditures, including those related to pollution control equipment, emission credits, remediation obligations and permitting at various operating facilities. Furthermore, these regulations are subject to change at any time, and New Dynegy will not be able to predict what changes may occur in the future or how such changes might affect any facet of its business.

The costs and burdens associated with complying with the increased number of regulations may have a material adverse effect on New Dynegy, if it fails to comply with the laws and regulations governing its business or if it fails to maintain or obtain advantageous regulatory authorizations and exemptions. Moreover, increased competition resulting from potential legislative changes, regulatory changes or other factors may create greater risks to the stability of New Dynegy’s power generation earnings and cash flows generally. New Dynegy could suffer erosion in market position, revenues and profits as competitors gain access to the service territories of its power generation subsidiaries.

New Dynegy’s costs for compliance with existing environmental laws will be significant, and costs for compliance with new environmental laws could adversely affect its financial condition, results of operations and cash flows.

New Dynegy’s business will be subject to extensive and frequently changing environmental regulation by federal, state and local authorities. Such environmental regulation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Existing environmental laws and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to New Dynegy or the facilities it will own, litigation or regulatory or enforcement proceedings could be commenced and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. Proposals currently under consideration could, if and when adopted or enacted, require New Dynegy to make substantial capital and operating expenditures. If any of these events occurs, New Dynegy’s business, operations and financial condition could be materially adversely affected.

Moreover, many environmental laws require approvals or permits from governmental authorities for the operation of a power generation facility, before construction or modification of a project may commence or before wastes or other materials may be discharged into the environment. The process for obtaining necessary permits can be lengthy and complex and can sometimes result in the establishment of permit conditions that make the project or activity for which the permit was sought unprofitable or otherwise unattractive. Even where permits are not required, compliance with environmental laws and regulations can require significant capital and operating expenditures. New Dynegy, either directly or through its ownership in the Development LLC, will be required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits when it constructs, modifies and operates the facilities it will own. In addition, certain of the facilities New Dynegy will own are also required to comply with the terms of consent decrees or other governmental orders.

With the continuing trend toward stricter standards, greater regulation and more extensive permitting requirements, New Dynegy’s capital and operating environmental expenditures are likely to be substantial and may increase in the future. New Dynegy may not be able to obtain or maintain all required environmental regulatory permits or other approvals that it needs to operate its business. If there is a delay in obtaining any required environmental regulatory approvals or permits, or if New Dynegy fails to obtain or comply with any required approval or permit, the operation of its facilities may be interrupted or become subject to additional costs and, as a result, New Dynegy’s business, financial condition, results of operations and cash flows could be materially adversely affected.

Different regional power markets in which New Dynegy will compete have changing transmission regulatory structures, which could materially adversely affect New Dynegy’s performance in these regions.

New Dynegy’s financial condition, results of operations and cash flows are likely to be affected by differences in market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new or maturing RTOs and similar market structures, or changes in geographic scope, rules or market operations of existing RTOs, may affect New Dynegy’s ability to sell, the prices it receives for or the cost to transmit power produced by its generating facilities. Rules governing the various regional power markets may also change from time to time, which could affect New Dynegy’s costs or revenues. New Dynegy will be unable to assess fully the impact that these uncertainties may have on its business, as it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover.

New Dynegy’s financial condition, results of operations and cash flows could be adversely impacted by strikes or work stoppages by unionized employees.

A majority of the employees at facilities New Dynegy will own or lease will be subject to collective bargaining agreements with various unions that expire in 2007 and 2008. If union employees strike, participate in a work stoppage or slowdown or engage in other forms of labor strife or disruption, New Dynegy could experience reduced power generation or outages if replacement labor is not procured. The term “outage” refers to the period during which a generating unit, transmission line or other facility is out of service. The ability to procure such replacement labor is uncertain. Strikes, work stoppages or an inability to negotiate future collective bargaining agreements on favorable terms could have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows.

Dynegy, as New Dynegy’s predecessor registrant, has reported two material weaknesses in its internal control over financial reporting, one of which caused a restatement, and both of which, if not remedied, could adversely affect New Dynegy’s internal controls and financial reporting.

In connection with Dynegy’s management’s assessments of the effectiveness of its internal control over financial reporting as of December 31, 2004 and 2005 and September 30, 2006, Dynegy’s management concluded that, as of such dates, it did not maintain effective internal control over its financial reporting due to a material weakness in its processes, procedures and controls related to the preparation, analysis and recording of the income tax provision. Dynegy’s management’s assessment of the effectiveness of its internal control over financial reporting as of December 31, 2005 was audited by PricewaterhouseCoopers LLP, which expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of its internal control over financial reporting as of December 31, 2005.

In addition, in connection with Dynegy’s management’s assessment as of September 30, 2006, Dynegy’s management concluded that, as of September 30, 2006, it did not maintain effective internal control over its financial reporting due to a material weakness in its processes, procedures and controls related to the calculation and analysis of its risk management asset and liability balances. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of Dynegy’s annual or interim financial statements would not be prevented or detected.

These control deficiencies have resulted in the restatement of Dynegy’s 2005, 2004 and 2003 annual consolidated financial statements. Further, these control deficiencies could have resulted in a misstatement of the income tax provision and related deferred tax accounts and disclosures that would result in a material misstatement to its annual or interim consolidated financial statements that would not be prevented or detected.

The material weakness related to the calculation and analysis of Dynegy’s risk management asset and liability balances resulted in an adjustment to its condensed consolidated financial statements as of and for the three months ended March 31, 2006 prior to being reported in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. Further, this control deficiency could result in a misstatement of revenue and the related risk management asset and liability balances that would result in a material misstatement of Dynegy’s annual or interim consolidated financial statements that would not be prevented or detected.

Certain of the corrective processes, procedures and controls that Dynegy has implemented or is in the process of implementing with respect to its tax accounting and tax reconciliation processes, procedures and controls relate to annual controls that cannot be tested until the preparation of its 2006 annual tax provision. Moreover, the controls that Dynegy has implemented or is in the process of implementing related to the accuracy of its risk management asset and liability balances have not been in place for an adequate period of time to test and conclude that they are operating effectively. Accordingly, Dynegy cannot assure you that these processes, procedures and controls will result in remediation. Failure to remediate these material weaknesses, or the identification of additional material weaknesses, could result in materially inaccurate financial reports and negatively impact the market’s view of New Dynegy’s control environment and, potentially, New Dynegy’s stock price and ability to access the capital markets.

New Dynegy will have significant debt that could negatively impact its business, and its credit ratings are anticipated to be less than investment grade.

New Dynegy will be highly leveraged, and will have pledged substantially all of its assets to secure its debt. At September 30, 2006, New Dynegy would have total pro forma net debt of $5.2 billion, which includes:

•

debt outstanding under Dynegy’s Fourth Amended and Restated Credit Agreement, as amended, which includes a $470 million revolving credit facility that is currently undrawn, and a $200 million term facility that is currently fully drawn;

•	$1.05 billion principal amount of 8.375% Senior Unsecured Notes due 2016 issued by Dynegy Holdings, Inc., Dynegy’s wholly owned subsidiary (“DHI”);

•	$275 million in aggregate principal amount of the New Dynegy Notes; and

•	$1.9 billion in net debt (debt less restricted cash and investments) assumed by New Dynegy from the Contributed Entities.

New Dynegy’s significant level of debt could:

•	make it difficult to satisfy its financial obligations, including debt service requirements;

•	limit its ability to obtain additional financing to operate its business;

•	limit its financial flexibility in planning for and reacting to business and industry changes;

•	impact the evaluation of its creditworthiness by counterparties to commercial agreements and affect the level of collateral it is required to post under such agreements;

•	place it at a competitive disadvantage compared to less leveraged companies;

•	increase its vulnerability to general adverse economic and industry conditions, including changes in interest rates and volatility in commodity prices; and

•

require it to dedicate a substantial portion of its cash flows to payments on its debt, thereby reducing the availability of its cash flow for other purposes including its operations, capital expenditures and future business opportunities.

New Dynegy may incur additional indebtedness as part of completing the Merger and in the future. If new debt is added to the current debt levels of New Dynegy and its subsidiaries, the related risks that New Dynegy and its subsidiaries face could increase significantly.

The payment of dividends on New Dynegy’s common stock will be restricted and, moreover, subject to the discretion of New Dynegy’s board of directors.

The financing agreements under which certain of New Dynegy’s subsidiaries will be borrowers and New Dynegy will be a guarantor will contain certain restrictions on the payment of dividends on New Dynegy’s Class A common stock similar to those to which Dynegy is currently subject. See “Market Price and Dividend Information—Dividend Policy.” Moreover, even if permitted under New Dynegy’s financing agreements, dividend payments on New Dynegy’s Class A common stock will be at the discretion of New Dynegy’s board of directors. Dynegy has not paid a dividend on any class of its common stock since 2002.

New Dynegy’s Bylaws provide that, so long as the holders of New Dynegy’s Class B common stock own greater than 15% of the total combined voting power of New Dynegy, New Dynegy shall not make dividend payments or similar distributions or change policies regarding dividends or similar distributions if all of the directors of New Dynegy who are elected by holders of New Dynegy’s Class B common stock voting as a separate class (the “Class B Directors”) present at the meeting at which such action is considered vote against such action, other than dividends or distributions made in the form of (i) cash, provided that at the time of declaration of such dividend, New Dynegy has received indicative ratings that, after giving effect to such cash dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from Standard & Poor’s Ratings Services (“S&P”) and Ba3 (with stable outlook) or better from Moody’s Investor Service (“Moody’s), or (ii) New Dynegy’s common stock.

New Dynegy’s access to the capital markets may be limited.

New Dynegy will be a highly leveraged company with anticipated near-term capital needs; New Dynegy may also require additional capital from time to time beyond the near-term. Unlike those companies in the power generation industry that are “investment grade” and for which the capital markets are typically open, New Dynegy’s access to the capital markets may be limited. Moreover, the timing of any capital-raising transaction may be impacted by unforeseen events, such as strategic growth opportunities, legal judgments or regulatory requirements, which could require New Dynegy to pursue additional capital in the near term. New Dynegy’s ability to obtain capital and the costs of such capital are dependent on numerous factors, including:

•	general economic and capital market conditions;

•	covenants in its existing debt and credit agreements;

•	credit availability from banks and other financial institutions;

•	investor confidence in it and the regional wholesale power markets;

•	its financial performance and the financial performance of its subsidiaries;

•	its levels of indebtedness;

•	its requirements for posting collateral under various commercial agreements;

•	its maintenance of acceptable credit ratings;

•	its cash flow;

•	provisions of tax and securities laws that may impact raising capital; and

•	long-term business prospects.

New Dynegy may not be successful in obtaining additional capital for these or other reasons. An inability to access capital may limit New Dynegy’s ability to pursue development projects, plant improvements or acquisitions that it may rely on for future growth and to comply with regulatory requirements and, as a result, may have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows, and on its ability to execute its business strategy.

If New Dynegy issues a material amount of its common stock in the future or certain New Dynegy stockholders sell a material amount of New Dynegy’s common stock, New Dynegy’s ability to use its net operating losses to offset its future taxable income may be limited under Section 382 of the Code.

New Dynegy’s ability to utilize previously incurred net operating losses (“NOLs”) of Dynegy to offset future taxable income would be reduced if New Dynegy were to undergo an “ownership change” within the meaning of Section 382 of the Code. In general, an “ownership change” occurs whenever the percentage of the stock of a corporation owned by “5-percent shareholders” (within the meaning of Section 382 of the Code) increases by more than 50 percentage points over the lowest percentage of the stock of such corporation owned by such “5-percent shareholders” at any time over the preceding three years. Under certain circumstances, sales or dispositions of New Dynegy’s common stock by the Contributed Entities, Chevron or other stockholders could trigger an “ownership change,” and New Dynegy will have limited control over the timing of any such sales or dispositions of New Dynegy’s common stock. Any such future ownership change could result in limitations, pursuant to Section 382 of the Code, on New Dynegy’s utilization of NOLs to offset its future taxable income.

More specifically, depending on prevailing interest rates and New Dynegy’s market value at the time of such future ownership change, an ownership change under Section 382 of the Code would establish an annual limitation which might prevent full utilization of the deferred tax assets attributable to Dynegy’s previously incurred NOLs against the total future taxable income of a given year. The Merger will increase the likelihood that previously incurred NOLs will become subject to the limitations set forth in Section 382 of the Code. If such an ownership change were to occur, New Dynegy’s ability to raise additional equity capital may be limited.

The magnitude of such limitations and their effect on New Dynegy is difficult to assess and depends in part on New Dynegy’s value at the time of any such ownership change and prevailing interest rates. For accounting purposes, at December 31, 2005, Dynegy’s net operating loss deferred tax asset attributable to its previously incurred NOLs was valued at approximately $270 million. Dynegy believes that it has generated material incremental NOLs in 2006.

The ultimate outcome of unresolved legal proceedings and investigations relating to the past activities of Dynegy and its subsidiaries cannot be predicted. Any adverse determination could have a material adverse effect on New Dynegy’s financial condition, results of operations and cash flows.

Dynegy is, or has in recent years been, a party to various material litigation matters and regulatory matters arising out of its business operations. These matters include, among other things, certain actions and investigations by the Federal Energy Regulatory Commission (the “FERC”) and related regulatory bodies, litigation with respect to alleged actions in the western power and natural gas markets, purported class action suits with respect to alleged violations of the Employee Retirement Income Security Act of 1974 (“ERISA”) and various other matters. The ultimate outcome of pending matters cannot presently be determined, nor can the liability that could potentially result from a negative outcome in each case reasonably be estimated.

Risks Associated with New Dynegy Class A Common Stock

The interests of the LS Control Group may conflict with your interests and, with respect to the Development LLC, the interests of New Dynegy.

After the Merger, the LS Control Group (as defined on page 172) will own approximately 40% of the voting power of New Dynegy and will have the right to nominate up to three members of the 11-member board of directors of New Dynegy. By virtue of such stock ownership and board representation, the LS Control Group will have the power to influence New Dynegy’s affairs and the outcome of matters required to be submitted to stockholders for approval. Moreover, by virtue of such stock ownership and board representation and its 50 percent membership interest (via the LS Power Group) in the Development LLC, the LS Control Group will have the power to influence the affairs of the Development LLC.

The LS Control Group may have interests that differ from those of holders of New Dynegy’s Class A common stock, and these relationships could give rise to conflicts of interest, including:

•	conflicts between the LS Control Group and other stockholders of New Dynegy, whose interests may differ with respect to the strategic direction or significant corporate transactions of New Dynegy; and

•	conflicts related to corporate opportunities that could be pursued by New Dynegy, on the one hand, or by the LS Control Group, on the other hand.

Likewise, with respect to the Development LLC, the LS Control Group may have interests that differ from those of New Dynegy (as the owner of the remaining 50 percent membership interest in the Development LLC), which may give rise to conflicts of interests.

Further, New Dynegy’s Certificate of Incorporation will renounce any interest in and waive any claim that a corporate or business opportunity taken by the LS Control Group constitutes a corporate opportunity of New Dynegy unless such corporate or business opportunity is expressly offered to one of Dynegy’s directors or officers who is a director or officer of New Dynegy.

See “Other Agreements and Documents—Corporate Opportunity Agreement” and “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders—Waiver of Corporate Opportunity Doctrine.”

The LS Control Group’s significant interest in New Dynegy could be determinative in matters submitted to a vote by New Dynegy’s stockholders. In addition, the rights granted to the LS Shareholders (as defined on page 171) under the Shareholder Agreement (as defined on page 171) and New Dynegy’s Bylaws will provide them significant influence over New Dynegy. Such influence could result in New Dynegy either taking actions that New Dynegy’s other stockholders do not support or failing to take actions that New Dynegy’s other stockholders do support.

The LS Control Group’s ownership interest in New Dynegy, together with its rights under the Shareholder Agreement and New Dynegy’s Bylaws, will provide it with significant influence over the conduct of New Dynegy’s business. Unless substantially all of New Dynegy’s public stockholders vote together on matters presented to New Dynegy’s stockholders from time to time, the LS Control Group will have the power to determine the outcome of matters submitted to a vote of all common stockholders.

Rights granted to the LS Control Group under the Shareholder Agreement and New Dynegy’s Bylaws that will provide it with significant influence over New Dynegy’s business include:

•	the ability to nominate up to three directors to New Dynegy’s board of directors based on its percentage ownership interest in New Dynegy; and

•	the requirement that New Dynegy not pursue any of the following actions if all directors nominated by the LS Control Group present at the relevant board meeting vote against such action:

•	any amendment of New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws;

•

any merger or consolidation of New Dynegy and certain dispositions of its assets or businesses, certain acquisitions, binding capital commitments, guarantees and investments and certain joint ventures with an aggregate value in excess of a specified amount;

•	payment of dividends or similar distributions by New Dynegy;

•	engagement by New Dynegy in new lines of business;

•	any liquidation or dissolution of New Dynegy, or certain bankruptcy-related events;

•	the issuance of any New Dynegy equity securities, with certain exceptions for issuances of New Dynegy’s Class A common stock;

•	incurrence of any indebtedness in excess of a specified amount;

•	hiring, or termination of the employment of, New Dynegy’s chief executive officer (other than Bruce A. Williamson);

•	entry into any agreement or other action that limits the activities of any holder of New Dynegy’s Class B common stock or any of its affiliates; and

•	entry into other material transactions with a value in excess of a specified amount.

Such influence could result in New Dynegy either taking actions that New Dynegy’s other stockholders do not support or failing to take actions that New Dynegy’s other stockholders do support. See “Other Agreements and Documents—Bylaws of New Dynegy,” “Other Agreements and Documents—Shareholder Agreement” and “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders—Blocking Rights.”

New Dynegy’s stockholders may be adversely affected by the expiration of the transfer restrictions in the Shareholder Agreement, which would enable the LS Control Group to, among other things, transfer a significant percentage of its New Dynegy common stock to a third party.

The transfer provisions in the Shareholder Agreement, subject to specified exceptions (see “Other Agreements—Shareholder Agreement—Transfer Restrictions”), restrict the LS Control Group from transferring shares of New Dynegy common stock. These restrictions will expire upon the earlier of:

•	two years from the date the Merger is completed;

•	the date the stockholders party to the Shareholder Agreement cease to own at least 15% of the total combined voting power of New Dynegy’s outstanding securities; and

•	subject to certain conditions, the date a third party offer is made to acquire more than 25% of New Dynegy’s assets or voting securities.

In addition, if the transfer restrictions in the Shareholder Agreement are terminated, the LS Control Group will be free to sell their shares of New Dynegy common stock, subject to certain exceptions, to any person on the open market, in privately negotiated transactions or otherwise in accordance with law. These sales or transfers could create a substantial decline in the price of shares of New Dynegy common stock. See “Other Agreements and Documents—Shareholder Agreement.”

Risks Associated with the Development of Power Generation Projects

Plum Point, which is currently under construction, may not be completed, and construction of other development projects in which New Dynegy will have an ownership interest after the closing of the Merger Agreement Transactions may never be initiated or completed.

Pursuant to the Merger Agreement Transactions, New Dynegy will acquire all of the LS Power Group’s ownership interest in Plum Point, which is currently in the construction phase, with an expected completion date in 2010. New Dynegy will also acquire 50% of the ownership interest in the Development LLC, which will own the various “greenfield” projects and expansion or replacement projects contributed to the Development LLC by the LS Power Group and Dynegy. After the closing of the Merger Agreement Transactions, additional development projects will be contributed from time to time by the LS Power Group and by New Dynegy to the Development LLC. However, as a result of economic and other conditions, Plum Point may not be completed, and the development projects may not be pursued or completed, and higher costs than those that are anticipated may be incurred with respect to any of the projects. These projects also generally require various governmental and other approvals, which may not be received. New Dynegy’s inability to complete the Plum Point project, or the Development LLC’s inability to complete a development project on time or within budget, may adversely affect New Dynegy’s financial condition, results of operations and cash flows.

In addition, the development and construction of power generation facilities may be adversely affected by one or more factors commonly associated with large infrastructure projects, including, but not limited to, changes in the forecasted financial viability of new-build generation in a region, shortages of equipment, materials and labor, delays in delivery of equipment and materials, labor disputes, litigation, failure to obtain necessary governmental and regulatory approvals and permits, adverse weather conditions, unanticipated increases in costs, natural disasters, accidents, local and political opposition, unforeseen engineering, design, environmental or geological problems and other unforeseen events or circumstances. Any one of these events could result in delays in, or even the abandonment of, the development of the affected power generation facility. Such events may also result in cost overruns, payments under committed contracts associated with the affected project, and/or the write-off of equity investment in the project. Any such development may materially adversely affect New Dynegy’s financial condition, results of operations and cash flows.

The future operation and performance of the various development projects owned by the Development LLC, if completed, are subject to a wide variety of factors and cannot be predicted with certainty at this time.

If a development project is successfully completed by the Development LLC, the operation and performance of the completed facility could be affected by many factors, including start-up problems, the breakdown or failure of equipment or processes, the performance of the completed facility below expected levels of output or efficiency, failure to operate at design specifications, labor disputes, changes in law, failure to obtain necessary permits or to meet permit conditions, government exercise of eminent domain power or similar events and catastrophic events including fires, explosions, earthquakes and droughts. The occurrence of such events could significantly reduce or eliminate the revenues from, or significantly increase the expenses associated with, any such completed facility and, as a result, negatively impact New Dynegy’s financial condition, results of operations and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes or incorporates by reference statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements.” All statements included or incorporated by reference in this proxy statement/prospectus, other than statements of historical fact, that address activities, events or developments that New Dynegy or its management expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements represent New Dynegy’s reasonable judgment regarding the future based on various factors and using numerous assumptions and are subject to known and unknown risks, uncertainties and other factors that could cause, among other statements, the actual results and financial position of New Dynegy and the effects and consequences of the Merger Agreement Transactions to differ materially from those contemplated by the statements. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They may use words such as “anticipate,” “estimate,” “project,” “forecast,” “plan,” “may,” “will,” “should,” “expect” and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following:

•	completion of the Merger Agreement Transactions and the success of the business of New Dynegy after the completion of the Merger Agreement Transactions;

•	the successful integration of Dynegy and the Contributed Entities after the Merger;

•	the anticipated benefits of combining Dynegy and the Contributed Entities;

•	beliefs and assumptions about costs relating to the Merger and integrating Dynegy and the Contributed Entities after the Merger;

•	projected operating or financial results, including anticipated cash flows from operations, revenues and profitability;

•	beliefs and assumptions about economic conditions and the demand and prices for electricity;

•	beliefs about commodity pricing;

•	intended hedging activities and the results of such activities;

•	sufficiency of coal, oil and natural gas inventories and transportation;

•	the level of creditworthiness of counterparties;

•	the availability and costs of transmission facilities;

•	weather conditions, including the economic and operational effects of mild weather;

•	obligations resulting from the occurrence of events relating to DNE’s facilities;

•	risks associated with the refurbishment and operation of power generation facilities;

•	developments in the electric industry, such as changes in regulation and increased competition;

•	expectations regarding environmental matters, including costs of compliance and availability and adequacy of emission credits;

•	acts of terrorism;

•	relationships with unionized employees and potential union-related disruptions;

•	strategies to remediate the material weakness existing in Dynegy’s accounting for income taxes and risk management assets and liabilities;

•	the availability of net operating losses to offset future taxable income;

•	beliefs and assumptions relating to liquidity, including the ability to satisfy or refinance debt maturities and other obligations before or as they come due;

•	strategies to address New Dynegy’s substantial leverage, to access capital markets or to obtain additional financing on more favorable financing terms;

•

beliefs about the outcome of legal and administrative proceedings, including the matters involving the western power and natural gas markets, environmental matters and the investigations relating primarily to past trading practices;

•	the interests and actions of the LS Control Group and the implications of the LS Control Group’s significant influence over New Dynegy;

•	expectations regarding capital expenditures, interest expense and other payments;

•

the price of coal, oil and natural gas that New Dynegy will purchase and the price of electric power that New Dynegy will sell, and any hedging arrangements that New Dynegy may put in place to capture or mitigate changes in those prices;

•	plans to achieve fuel-related, general and administrative and other targeted cost savings;

•	measures to compete effectively with industry participants;

•	beliefs and assumptions about market competition, generation capacity and regional recovery of the wholesale power generation market;

•	positioning New Dynegy, including the Development Assets (as defined on page 117) held by the Development LLC, for future growth;

•	expectations of completion of development projects; and

•	measures to complete the exit from the customer risk management business and the costs associated with this exit.

Any or all of the forward-looking statements may turn out to be wrong, and actual results may differ materially from those expressed or implied by such forward-looking statements. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond New Dynegy’s control, including those set forth in “Risk Factors.” The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by New Dynegy, Dynegy or the LS Contributing Entities or anyone acting for any or all of them. Neither Dynegy, New Dynegy nor the LS Contributing Entities undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE SPECIAL MEETING

General

The Dynegy Board is using this proxy statement/prospectus to solicit proxies from the holders of shares of Dynegy’s common stock for use at the special meeting. This proxy statement/prospectus and accompanying proxy card are first being mailed to Dynegy’s shareholders on or about                 , 2007.

Date, Time and Place of the Special Meeting

Dynegy will hold its special meeting of shareholders on Thursday, March 29, 2007, at 10:00 a.m., local time, at Dynegy’s headquarters, Wells Fargo Plaza, 1000 Louisiana Street, Houston, Texas 77002, or at any reconvened meeting after an adjournment or postponement of the special meeting.

Purpose of the Special Meeting

At the special meeting, holders of Dynegy’s common stock will be asked to adopt the Merger Agreement and approve the Merger.

The Dynegy Board has unanimously approved the Merger Agreement and the Merger Agreement Transactions, including the Merger, and recommends that Dynegy’s shareholders vote “FOR” the adoption of the Merger Agreement and the approval of the Merger.

Record Date and Outstanding Shares

The Dynegy Board has fixed the close of business on January 29, 2007 as the record date for determining holders of outstanding shares of Dynegy’s common stock entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. As of the record date, there were outstanding 401,243,690 shares of Dynegy’s Class A common stock and 96,891,014 shares of Dynegy’s Class B common stock. Dynegy’s Class A common stock and Dynegy’s Class B common stock are the only classes of outstanding securities entitled to notice of, and to vote at, the special meeting. Each holder of Dynegy’s common stock is entitled to one vote at the special meeting for each share of Dynegy’s common stock held by that shareholder at the close of business on the record date. Pursuant to the IBCA and Dynegy’s bylaws, shares of Dynegy’s common stock held by Dynegy (i.e., treasury stock) may not be voted at the special meeting and are not to be counted in determining the total number of outstanding shares of Dynegy’s common stock entitled to vote at the special meeting.

Quorum

The presence of the holders of a majority of the shares of Dynegy’s common stock outstanding, represented in person or by proxy and entitled to vote, is necessary to constitute a quorum at the special meeting.

Vote Required

Adoption of the Merger Agreement and approval of the Merger requires the affirmative vote of two-thirds of the issued and outstanding shares of (i) Dynegy’s Class A common stock voting as a class, (ii) Dynegy’s Class B common stock voting as a class and (iii) Dynegy’s Class A and Class B common stock voting together as a class. In accordance with the rules of the NYSE, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the adoption of the Merger Agreement and the approval of the Merger. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the adoption of the Merger Agreement and the approval of the Merger. Shares represented by these “broker non-votes” will not vote, effectively counting as an “AGAINST” vote. Abstentions also have the same effect as shares voted “AGAINST” the proposal to adopt the Merger Agreement and approve the Merger.

Voting by Chevron and Dynegy’s Executive Officers

Pursuant to the voting agreement, dated as of September 14, 2006, entered into by and among Chevron and certain of the LS Contributing Entities (the “Chevron Voting Agreement”), Chevron has agreed to vote its shares of Dynegy’s Class B common stock in favor of adopting the Merger Agreement and approving the Merger. Chevron is the holder of all of the issued and outstanding shares of Dynegy’s Class B common stock. As of November 30, 2006, the issued and outstanding shares of Dynegy’s Class B common stock represented approximately 19.4% of the total number of shares of Dynegy’s common stock issued and outstanding.

As of the record date, Dynegy’s executive officers had the right to vote less than 1% of the shares of Dynegy’s common stock outstanding and entitled to vote at the special meeting. Each Dynegy executive officer (Bruce A. Williamson, Stephen A. Furbacher, Holli C. Nichols, Lynn A. Lednicky and J. Kevin Blodgett) has entered into a voting agreement, dated as of September 14, 2006 (the “Officers’ Voting Agreement”), with the LS Contributing Entities in which he or she has agreed to vote, or cause to be voted, the shares of Dynegy’s common stock owned by him or her for the adoption of the Merger Agreement and approval of the Merger.

Solicitation of Proxies

Dynegy will bear the cost of soliciting proxies. Proxies may be solicited by mail or facsimile, or by Dynegy’s directors, officers or employees, without extra compensation, in person or by telephone. Dynegy has retained The Altman Group to assist in the solicitation of proxies for a fee of $100,000 plus out-of-pocket expenses. If the solicitation period is no longer than five weeks, the fee will be reduced to $83,000. Dynegy will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding solicitation material to the beneficial owners of Dynegy’s common stock.

Questions concerning the proposal to be acted upon at the special meeting should be directed to Dynegy’s Investor Relations Department at (713) 507-6400 or to The Altman Group at dyninfo@altmangroup.com. Additional copies of this proxy statement/prospectus or the proxy card may be obtained from Dynegy’s Investor Relations Department at its principal executive office or from The Altman Group. The mailing address of Dynegy’s Investor Relations Department is 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, and the telephone number is (713) 507-6400. The mailing address of The Altman Group is 1200 Wall Street West, 3rd Floor, Lyndhurst, NJ 07071, and the telephone number is (800) 311-8393. For a period of at least ten days prior to the special meeting, a complete list of shareholders entitled to vote at the special meeting will be available for inspection during ordinary business hours at Dynegy’s executive offices by shareholders of record for proper purposes and will be on file at a registered office and subject to inspection by any shareholder for a proper purpose.

Revocation of Proxies

The enclosed proxy, even though executed and returned, may be revoked at any time prior to the voting of the proxy by:

•	executing and submitting a revised proxy (including a telephone or Internet vote);

•	sending written notice of revocation to Dynegy’s Secretary at the address provided at the beginning of this proxy statement/prospectus; or

•	voting in person at the special meeting.

In the absence of a revocation, shares represented by proxies submitted in response to this solicitation will be voted at the special meeting.

Voting by Telephone or Internet

Shareholders of record can simplify their voting and reduce Dynegy’s costs by voting their shares by telephone or through the Internet. The telephone and Internet voting procedures are designed to authenticate shareholders’ identities, allow shareholders to vote their shares and confirm that their instructions have been properly recorded. If your shares are held in the name of a bank or broker, the availability of telephone and Internet voting will depend upon the voting processes of the bank or broker. Accordingly, shareholders should follow the voting instructions on the form they receive from their bank or broker.

Shareholders who elect to vote by telephone or through the Internet may incur telecommunications and Internet access charges and other costs for which they are solely responsible. The telephone and Internet voting facilities for shareholders of record will close at 11:59 p.m., Eastern Time, on March 28, 2007. Instructions for voting by telephone or through the Internet are contained on the enclosed proxy card. Voting your shares by telephone or through the Internet will not affect your right to vote in person if you decide to attend the special meeting; however, if you attend and vote at the special meeting, any votes you cast previously via telephone or the Internet will automatically be revoked and superseded by the votes cast at the special meeting.

Voting by Mail

Shareholders who elect to vote by mail are asked to sign, date and return the enclosed proxy card using the postage-paid envelope provided. The persons named as proxies on the proxy card were designated by the Dynegy Board. All shares represented by properly executed proxies received in time for the special meeting will be voted at the special meeting in the manner specified by the shareholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” the adoption of the Merger Agreement and approval of the Merger.

Special Meeting Attendance

Because of limited seating, only shareholders, their proxy holders and Dynegy’s guests may attend the special meeting. If you plan to attend the special meeting, you must be a shareholder of record as of January 29, 2007 or, if you have beneficial ownership of shares of Dynegy’s common stock held by a bank, brokerage firm or other nominee, you must bring a brokerage statement or other evidence of your beneficial ownership of Dynegy’s common stock on January 29, 2007 to be admitted to the special meeting.

THE MERGER

Background of the Merger Agreement Transactions

In mid-2005, after an extensive analysis by Dynegy of the strategic options for itself and its two unregulated businesses, power generation and natural gas liquids, the Dynegy Board decided to exit the NGL business. As a result of this decision, in October 2005 Dynegy sold its NGL business to Targa Resources for approximately $2.475 billion. During 2005, and in anticipation of the sale of its NGL business and receipt of the proceeds therefrom, Dynegy also assessed its options in the power generation sector of the energy business. These options included restructuring Dynegy to focus on generation activities, or a larger-scale consolidation transaction that could involve either public or private entities.

In that context, during late 2005 Dynegy engaged in a number of exploratory discussions with other companies in the power generation sector as well as with potential investors who were active in the sector. Those discussions included the exploration of various potential merger, acquisition and sale transactions. Discussions were held with several parties, including the LS Power Group. Each of these entities signed confidentiality agreements and received non-public information with which to evaluate a potential acquisition of, or merger with, Dynegy, including plant level operating and financial data as well as information about retirement or refinancing of Dynegy’s then-current debt obligations. Information exchanges continued through the fall. In discussions with various parties, Dynegy’s management conveyed its view that any transaction involving a change of control for Dynegy’s shareholders should involve consideration that included a control premium, providing Dynegy’s shareholders with some amount in excess of the then-current market value of Dynegy’s outstanding equity securities. None of the parties with whom Dynegy had discussions responded with a proposal, and the Board did not consider any transactions at the time.

Absent any proposals with respect to a potential transaction, Dynegy’s management and Board determined that the discussions were unlikely to result in any transaction in 2005 or early 2006. Dynegy’s management and Board elected to move Dynegy forward as a stand-alone entity focused on the generation business. As part of this decision, Dynegy completed a series of liability management activities whereby it reduced outstanding debt, retired a preferred security and issued both unsecured debt and equity. These liability management transactions substantially changed Dynegy’s capital structure and positioned it to operate as a stand-alone entity focused on the generation business. In addition, Dynegy’s management believed it was now well-positioned to participate in consolidation opportunities within the merchant generation business.

At the suggestion of a financial adviser that was aware of the discussions in 2005 between Dynegy and the LS Power Group, a meeting between executives of Dynegy and the LS Power Group was arranged. Both Dynegy, by virtue of its then-completed liability management activities described above, and the LS Power Group, by virtue of its acquisition of certain generation assets with approximately 6,260 MW of capacity from subsidiaries of Duke Energy, were substantially different companies than at the time of the discussions in the fall of 2005. On June 2, 2006, Messrs. Williamson and Lednicky from Dynegy met with Mr. Segal, the Chairman and Chief Executive Officer of the LS Power Group, and Mr. Bartlett, the President of LS Power Equity Advisors, L.P., in New York City to discuss the potential for a transaction between the LS Contributing Entities and Dynegy. The potential transaction discussed involved a contribution by the LS Power Group of its operating entities, including the entities it had just acquired from subsidiaries of Duke Energy, in return for Dynegy stock. In addition, the executives discussed the potential for including an interest in certain development projects being pursued by the LS Contributing Entities. After that meeting, Dynegy and the LS Contributing Entities began preliminary due diligence investigations of each other based on publicly available and other general information.

On June 26, 2006, the LS Power Group and Dynegy entered into a mutual confidentiality agreement.

During July 2006, Dynegy and the LS Power Group exchanged non-public information and continued to conduct preliminary due diligence investigation activities. In addition, during that month, the parties discussed the principal terms and related issues that had arisen to date with respect to the proposed transaction. While the valuation process by the two companies had just commenced, the parties began to discuss the consideration Dynegy would pay for the Contributed Entities. Based on the then-known information, LS Power proposed that upon consummation of an all-stock transaction, the LS Power Group should own between 46% and 48% of New Dynegy’s outstanding stock. The other principal terms discussed included the rights and restrictions attending the stock to be issued to the LS Power Group, New Dynegy’s and the LS Power Group’s relative ownership in the Development LLC and the rights of, and restrictions on, New Dynegy and the LS Power Group in connection with their respective interests in the Development LLC. Related issues included whether the New Dynegy stock issued to the LS Power Group would be a special class of stock, whether the management-related rights of the LS Power Group members would arise from their status as stockholders or through their right to appoint members to the New Dynegy Board of Directors, the limitations, if any, on the rights of the LS Power Group’s members to acquire additional shares of the outstanding common stock of New Dynegy and the mechanics, timing and limitations under which members of the LS Power Group could sell the stock they would receive or distribute such stock to their investors. An additional issue involved the potential tax implications related to potential limitations on New Dynegy’s utilization of Dynegy’s existing net operating loss carryforwards if the LS Power Group were to hold more than approximately 40% of the outstanding stock of New Dynegy. During this period, it was agreed that the LS Power Group would receive a separate class of stock (the Class B shares), that the management rights of the members of the LS Power Group would arise from their right to appoint members to the New Dynegy Board of Directors, and that there would be some limits on the rights of the LS Power Group members to acquire additional shares of the outstanding common stock of New Dynegy, although there was no agreement as to what those limits would be. Given the balance of rights and restrictions on the Class B shares, both Dynegy and the LS Power Group conducted negotiations on the premise that the value of a share of New Dynegy Class A stock would be equal to the value of a share of New Dynegy Class B stock.

Based on the progress reached with respect to these preliminary matters, more detailed due diligence investigations began and the LS Power Group opened an electronic data room to Dynegy on July 28, 2006.

On July 17, 2006, Dynegy management presented an overview of the potential transaction with the LS Power Group at a regularly scheduled Dynegy Board meeting. The presentation included a discussion of Dynegy management’s due diligence completed to date, the issues being negotiated in the potential transaction and Dynegy management’s analysis of the economic attributes of the Contributed Entities. At that time, the Dynegy Board authorized management to continue negotiations with the LS Power Group regarding the potential transaction.

Detailed due diligence investigations proceeded throughout the month of August 2006, while representatives of Dynegy and the LS Power Group continued to discuss the material terms of the potential transaction. These material terms included the matters described above, with particular attention being paid to governance and approval rights of the Class B Directors to be nominated by members of the LS Power Group, the ability of the LS Power Group to monetize the New Dynegy common stock it was expected to receive and governance and funding of the Development LLC. During this time period, discussion of the exact amount and form of consideration to be paid by Dynegy was generally deferred until a later date; however, the parties further reviewed the basis for potential limits on the amount of stock New Dynegy could issue to the LS Power Group due to tax considerations.

At a special meeting of the Dynegy Board in New York City on August 10, 2006, Dynegy’s management provided the Dynegy Board with a summary of the status of the negotiations and due diligence review with respect to the proposed transaction. The Dynegy Board also met with Mr. Segal and other executives of the LS Power Group to discuss various matters relating to a potential transaction, including the manner in which the Dynegy Board considered matters and the role the Class B Directors would have on New Dynegy’s Board of Directors.

Executives from both Dynegy and the LS Power Group met again in New York City on August 11, 2006. Key issues discussed included the amount of stock consideration to be paid by Dynegy and the amount of cash that could be paid as consideration in lieu of stock, the number of Class B Directors to be nominated by members of the LS Power Group as holders of New Dynegy’s Class B common stock, the actions over which these directors would have approval rights and ownership levels of each party in the Development LLC. It was agreed that the Development LLC would be a 50/50 joint venture. With respect to the discussions on consideration, Dynegy proposed that the maximum amount of stock that could be offered was limited to no more than 40% of New Dynegy’s expected outstanding shares and that for New Dynegy to ensure proper levels of liquidity, the amount of cash that Dynegy would have available to consummate the transaction was approximately $100 million. No agreement was reached on other remaining issues. Despite this lack of agreement, both Dynegy and the LS Power Group agreed that more detailed negotiations were appropriate.

Because of the tax issues that had been identified and the desire by all parties for New Dynegy to have the proper amount of liquidity, it was generally recognized by the parties that New Dynegy would be limited in the amount of stock it could issue and cash it could pay to the LS Power Group. To address these issues, after the August 11 meeting, the parties began discussing the potential to add unsecured subordinated junior notes as a form of consideration in the transaction.

On August 16, 2006 and August 28, 2006, respectively, Credit Suisse and Greenhill were retained as financial advisors to Dynegy. Given the size and transforming nature of the transaction being discussed, Dynegy’s management and Board believed that it could benefit from two financial advisors. Credit Suisse and Greenhill both had long-standing relationships with Dynegy, but in different roles. Credit Suisse had historically acted as both a financial advisor and arranger for capital raising transactions. Greenhill had historically provided financial advice in connection with merger and acquisition transactions, including those discussed with third parties in the fall of 2005 described above.

Initial draft transaction documents were exchanged beginning the week of August 14, 2006. During the weeks of August 21 and 28, 2006, members of management of Dynegy, its legal advisor, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”), and financial advisors met with members of management of the LS Power Group and their legal advisor, Cravath, Swaine & Moore LLP, in New York City to discuss definitive documentation.

On August 24, 2006, Dynegy management provided the Dynegy Board with a status update on the negotiations with and due diligence review of the LS Power Group. Topics discussed with the Dynegy Board included the results of due diligence to date, and a review of those items that had generally been agreed between Dynegy and the LS Power Group as well as those items on which no agreement had been reached. Open items included the total amount and forms of consideration (stock, debt and cash) to be received by the LS Power Group, the number of New Dynegy Board members to be appointed by the LS Power Group as holders of New Dynegy’s Class B common stock and the actions over which these directors would have approval rights. The Dynegy Board took no action related to a potential transaction at that time but supported management’s continued negotiations with the LS Power Group.

On September 6, 2006, Messrs. Williamson and Segal met and exchanged views as to the appropriate financial consideration for the potential transaction, the apportionment of such consideration among stock, debt and cash, and the actions over which the Class B Directors would have approval rights.

On September 8, 2006, Mr. Segal met with an advisory committee that represents certain of the owners of the LS Power Group. That committee gave approval to proceed with a potential transaction, subject to reaching specified final terms.

On September 10, 2006, the Dynegy Board held a special meeting to review the status of the transaction and to discuss the major terms of and matters associated with the transaction. At that meeting, Dynegy’s management sought and received the views of the Dynegy Board concerning various matters related to the rights the LS Power Group would be given with respect to their ownership position in New Dynegy. In addition, both Credit Suisse and Greenhill gave presentations to the Dynegy Board as to their methodology in considering the fairness of the potential transaction using an assumed valuation that was substantially consistent with the price that was finally agreed upon. The assumed valuation these financial advisors used in the presentations was based on the earlier negotiations (at which no agreement was reached) regarding amount and form of consideration between Dynegy and the LS Power Group. At that meeting, the Dynegy Board authorized Dynegy management to negotiate a transaction having certain parameters that were consistent with those upon which final agreement was reached, subject to final Dynegy Board approval.

From September 11 through September 14, 2006, members of Dynegy and the LS Power Group management and their legal advisors and Dynegy’s financial advisors met in New York City to finalize documentation for the transaction. On September 12, 2006, Messrs. Williamson and Segal tentatively agreed via telephone that the consideration to be paid to the LS Power Group would consist of 340 million shares of New Dynegy’s Class B common stock, $100 million in cash and $275 million in aggregate principal amount of the New Dynegy Notes. This agreement was subject to Dynegy Board approval and completion of definitive documentation. Messrs. Williamson and Segal each viewed the value of a share of Class B common stock that the LS Power Group would receive as equal to the value of a share of New Dynegy’s Class A common stock, considering not only the restricted ability of the LS Power Group to transfer the shares for a limited period of time following the closing of the transaction, but also the additional rights that the holders would have, including Board representation, approval rights and the right to cause New Dynegy to be put up for auction.

On September 14, 2006, the Dynegy Board met again at a regularly scheduled meeting and Dynegy’s management updated the Dynegy Board as to the status of its due diligence review, the negotiations and other aspects of the proposed merger, and Akin Gump delivered its final due diligence report. Dynegy management and Akin Gump also reviewed with the Dynegy Board its duties relative to consideration and approval of the proposed transaction. At that meeting, Credit Suisse and Greenhill each also reviewed with the Dynegy Board their respective financial analyses of the consideration to be received by the holders of Dynegy Class A common stock in the Merger and rendered to the Dynegy Board their oral opinions, which were confirmed by the delivery of written opinions from Credit Suisse and Greenhill, each dated September 14, 2006, to the effect that, as of that date and based on and subject to the factors, assumptions and limitations described in the respective opinions, the consideration to be received by the holders of Dynegy Class A common stock in the Merger as tentatively agreed between Messrs. Williamson and Segal on September 12, 2006 was fair, from a financial point of view, to such holders. For a discussion of the opinions of Credit Suisse and Greenhill, see “—Opinions of Financial Advisors to Dynegy.” Given the rights attributable to the Class B common stock as well as the limited transfer restrictions with respect to the Class B common stock, the value of a share of the Class B common stock was considered to be equal to that of a share of the Class A common stock. At the September 14, 2006 meeting, the Dynegy Board unanimously approved execution of the transaction documents containing the pricing terms tentatively agreed upon by Messrs. Williamson and Segal on September 12. Documentation was completed and signed early on the morning of September 15.

On September 15, 2006, the transaction was announced before the market opened.

Recommendation of the Dynegy Board; Reasons of Dynegy for the Merger Agreement Transactions

Recommendation of the Dynegy Board

The Dynegy Board unanimously determined that the Merger Agreement and the Merger Agreement Transactions are advisable, fair to and in the best interests of Dynegy’s shareholders. Accordingly, the Dynegy Board unanimously approved the Merger Agreement and the Merger Agreement Transactions, and recommends that Dynegy’s shareholders vote “FOR” the adoption of the Merger Agreement and the approval of the Merger. For a discussion of the interests of the directors and management of Dynegy in the Merger Agreement Transactions, see “—Interests of Dynegy’s Directors and Executive Officers in the Merger.”

Reasons of Dynegy for the Merger Agreement Transactions

The Dynegy Board, in reaching its decision to approve the Merger Agreement Transactions, consulted with Dynegy’s management, its financial advisors and its legal advisor, and considered the following factors as generally supporting its decision to approve the Merger Agreement Transactions:

•

increased fuel and dispatch diversity of the combined generation portfolios, and in particular, the opportunity to transform the Dynegy portfolio from one with cash flows primarily provided by coal-fired assets and, to a lesser extent, gas-fired peaking assets, to a New Dynegy portfolio with significant cash flows provided by both the existing Dynegy assets as well as efficient gas-fired intermediate-load assets with significant forward contracts. The Dynegy Board believed that stronger and more stable cash flows, and therefore greater financial stability, would result from the combination than could have been achieved from the existing Dynegy portfolio.

•

increased geographic diversity, particularly through the expansion of Dynegy’s Northeast portfolio and the acquisition of a significant portfolio of power generation facilities in the Western United States. The Dynegy Board believed that such increased geographic diversity would be beneficial due to anticipated continued power demand growth in the Northeast and West.

•

the acquisition of both a portfolio of development projects that could provide future growth to New Dynegy, including the acquisition of the LS Power Group’s approximately 40% undivided interest in Plum Point, a large-scale greenfield coal-fired generation facility under construction in Arkansas, and access to the development expertise of the LS Contributing Entities, a power project developer with a proven track record. The Dynegy Board did not believe that Dynegy, as a stand-alone entity, had this level of capability to develop greenfield projects, and believed that it was unlikely that Dynegy could obtain that capability on better terms than through the Development LLC.

•	immediate improvement to financial measurements tied to cash flow, which the Dynegy Board believed would be viewed favorably by the capital markets.

•

the benefits of consolidation to participants in the merchant power generation industry, consisting primarily of greater portfolio diversification and economies of scale. The Dynegy Board believed that New Dynegy should be better positioned to participate in further potential sector consolidation than Dynegy, as a stand-alone entity, would be.

•

the ability to use stock as a significant part of the transaction consideration, resulting in an improved credit profile. The Dynegy Board believed that New Dynegy’s quantitative and qualitative credit characteristics, including its ratio of debt to capital and the predictability of its cash flow, would represent an improvement over Dynegy’s current credit characteristics.

•

the balance of rights and restrictions in the Shareholder Agreement with the LS Contributing Entities. While the LS Control Group would have a significant share ownership position in New Dynegy, the terms of the Shareholder Agreement would restrict the exercise of certain of the rights otherwise associated with such a position.

•

the terms of the current shareholder agreement with Chevron and the resulting impact of the Merger Agreement Transactions on Chevron’s share ownership. As a result of the Merger Agreement Transactions, Chevron will hold shares of New Dynegy’s Class A common stock and will no longer have the special shareholder rights it currently has in Dynegy. This was viewed to be beneficial because Dynegy sold its NGL business in 2005, and thus Dynegy’s business, and New Dynegy’s business in the future, were no longer as consistent with Chevron’s business objectives as in the past.

•

the tax-free nature of the Merger Agreement Transactions to Dynegy’s shareholders. The Merger will not result in any adverse tax consequences to a Dynegy shareholder that does not have certain unusual tax attributes.

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the financial presentations of Credit Suisse and Greenhill. The two firms provided separate opinions, dated September 14, 2006, to the Dynegy Board as to the fairness, from a financial point of view, to the holders of Dynegy’s Class A common stock of the consideration to be received in the Merger, as more fully described below under “—Opinions of Financial Advisors to Dynegy.”

The Dynegy Board also considered the following factors relating to potential adverse consequences of the proposed transaction to Dynegy:

•	the presence of a large shareholder holding a separate class of shares and having special rights associated with those shares;

•

the actions, such as asset sales or the issuance of equity, New Dynegy may have to take to meet its capital needs, including the repayment of the New Dynegy Notes, the funding of planned development activities and the provision of adequate liquidity to support New Dynegy’s cash and collateral needs;

•	the potential that the transaction would not be consummated, and the resulting expenditure of resources without receipt of the expected benefits;

•	the limited ability of Dynegy to terminate the Merger Agreement and related agreements based on changed circumstances affecting either Dynegy or the LS Contributing Entities; and

•	the absence of contractual indemnities for breaches of representations and warranties by the LS Contributing Entities.

The Dynegy Board determined that these negative factors were outweighed by the potential benefits of the Merger Agreement Transactions.

This discussion of the information and factors considered by the Dynegy Board is for illustrative purposes only and is not intended to be exhaustive. In making its determination to approve the Merger Agreement Transactions, the Dynegy Board did not assign any relative or specific weights to the various factors that it considered in reaching its determination that the Merger Agreement and the Merger Agreement Transactions are advisable and fair to, and in the best interests of, Dynegy and Dynegy’s shareholders. Rather, the Dynegy Board viewed its position and recommendation as being based on the totality of the information presented to it, and the factors it considered. In addition, individual members of the Dynegy Board, in making their decisions, may have given different weight to different information and factors.

Opinions of Financial Advisors to Dynegy

Opinion of Credit Suisse

Dynegy retained Credit Suisse to act as Dynegy’s financial advisor in connection with the Merger. In connection with Credit Suisse’s engagement, Dynegy requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Dynegy’s Class A common stock of the consideration to be received in the Merger. On September 14, 2006, the Dynegy Board met to review the proposed Merger, the proposed Contributions of the Contributed Entities and the terms of the Merger Agreement. During this meeting, Credit Suisse reviewed with the Dynegy Board certain financial analyses as described below and rendered an oral opinion to the Dynegy Board, which opinion was confirmed by delivery of a written opinion dated September 14, 2006, to the effect that, as of that date and based on and subject to the factors, assumptions and limitations described in Credit Suisse’s opinion, the consideration to be received by the holders of Dynegy’s Class A common stock in the Merger was fair, from a financial point of view, to the holders of Dynegy’s Class A common stock.

The full text of Credit Suisse’s written opinion, dated September 14, 2006, to the Dynegy Board, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Annex G hereto and is incorporated herein by reference in its entirety. Holders of Dynegy’s Class A common stock are encouraged to read this opinion carefully in its entirety. Credit Suisse’s opinion was provided to the Dynegy Board for its information in connection with its evaluation of the consideration to be received by the holders of Dynegy’s Class A common stock in the Merger and relates only to the fairness, from a financial point of view, of the consideration to be received in the Merger to the holders of Dynegy’s Class A common stock. Credit Suisse’s opinion does not address any other aspect or implication of the proposed Merger, Contributions or related transactions or any agreement, arrangement or undertaking entered into in connection with such transactions or otherwise and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the proposed Merger or Contributions. The summary of Credit Suisse’s opinion herein is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Credit Suisse reviewed the Merger Agreement (including the exhibits thereto) and certain publicly available business and financial information relating to Dynegy and the Contributed Entities. Credit Suisse also reviewed certain other information relating to Dynegy and the Contributed Entities, including financial forecasts relating to Dynegy and the Contributed Entities and information relating to certain anticipated tax benefits provided to or discussed with Credit Suisse by Dynegy, and held discussions with the managements of Dynegy and the LS Contributing Entities regarding the business and prospects of Dynegy and the Contributed Entities, respectively. Credit Suisse also considered certain financial and stock market data of Dynegy and certain financial data of the Contributed Entities, and compared that data with similar data for certain other companies that focus primarily on the power generation sector and whose businesses Credit Suisse deemed similar to those of Dynegy and the Contributed Entities and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. Credit Suisse considered Dynegy’s existing articles of incorporation, bylaws and shareholder agreement with Chevron. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Dynegy and the Contributed Entities that Credit Suisse reviewed, the management of Dynegy advised Credit Suisse, and Credit Suisse assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dynegy as to the future financial performance of Dynegy and the Contributed Entities, including certain tax benefits anticipated by the management of Dynegy and the amount, realization and timing thereof. Credit Suisse also, with Dynegy’s consent, (i) relied on the estimates of the management of Dynegy as to the range of values for certain development assets being contributed to New Dynegy by the LS Contributing Entities, and (ii) did not make any distinction between New Dynegy’s Class A common stock and New Dynegy’s Class B common stock, and did not give effect to any relative premium or discount based on control, liquidity, voting rights or other rights, restrictions or aspects relating thereto or the voting power of any holder thereof as a result of the Merger and the Contributions. Credit Suisse assumed, with Dynegy’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger and the Contributions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Dynegy, the Contributed Entities, New Dynegy or the Merger and the Contributions and that the Merger and the Contributions will be completed in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Dynegy also informed Credit Suisse, and Credit Suisse assumed, that the Merger and Contributions will be treated as tax-free exchanges for federal income tax purposes as contemplated by the Merger Agreement.

In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dynegy or the Contributed Entities, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Dynegy’s Class A common stock of the exchange ratio and did not address any other aspect or implication of the Merger and the Contributions or any agreement, arrangement or understanding entered into in connection with such transactions or otherwise. Credit Suisse’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse did not express any opinion as to what the value of shares of New Dynegy’s Class A common stock actually will be when issued to the holders of Dynegy’s Class A common stock pursuant to the Merger or the prices at which shares of New Dynegy’s Class A common stock or New Dynegy’s Class B common stock or any other securities of New Dynegy will trade or be transferable at any time. Credit Suisse’s opinion did not address the relative merits of the Merger and the Contributions as compared to alternative transactions or strategies that might be available to Dynegy, nor did it address the underlying business decision of Dynegy to proceed with the Merger and related transactions. Except as described above, Dynegy imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse made qualitative judgments with respect to the analyses and factors that it considered. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Dynegy and the LS Contributing Entities. No company, transaction or business used in Credit Suisse’s analyses as a comparison is identical to Dynegy or the Contributed Entities, their businesses or the proposed Merger and Contributions, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific form or amount of consideration payable in the proposed Merger and Contributions, which consideration was determined through negotiation between Dynegy and the LS Contributing Entities, and the decision to enter into the Merger and related transactions was solely that of the Dynegy Board and the LS Contributing Entities. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the Dynegy Board in its evaluation of the proposed Merger and Contributions and should not be viewed as determinative of the views of the Dynegy Board or Dynegy’s management with respect to the Merger, the exchange ratio or the consideration to be received in the Merger Agreement Transactions by the LS Contributing Entities.

The following is a summary of the material financial analyses reviewed with the Dynegy Board in connection with Credit Suisse’s opinion dated September 14, 2006. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses.

Credit Suisse’s analyses were based on an implied aggregate consideration payable by New Dynegy to the LS Contributing Entities in connection with the proposed Contributions of approximately $2,384 million, consisting of:

•	340 million shares of New Dynegy’s Class B common stock, valued at $5.91 per share based on the closing price of Dynegy’s Class A common stock on September 12, 2006;

•	the New Dynegy Notes; and

•	$100 million in cash.

Credit Suisse performed the following “Discounted Cash Flow Analysis,” “Selected Companies Analysis” and “Selected Precedent Transactions Analysis” of the Contributed Entities and Dynegy, and the following “Contribution Analysis,” each of which is a standard valuation methodology customarily undertaken in transactions of this type. The main purpose of each of these analyses was to derive an implied reference range of percentage equity ownership in New Dynegy for the LS Contributing Entities, which we refer to as the implied equity ownership reference range for the LS Contributing Entities, and compare that range with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contribution (i.e., 40.5% aggregate equity ownership in New Dynegy).

In each of the “Discounted Cash Flow Analysis,” “Selected Companies Analysis” and “Selected Precedent Transactions Analysis,” the implied equity ownership reference range for the LS Contributing Entities was calculated based on the ratio of the implied aggregate equity reference range for the Contributed Entities in relation to the combined implied aggregate equity reference range for the Contributed Entities and Dynegy.

Discounted Cash Flow Analysis

Credit Suisse performed separate discounted cash flow analyses of the Contributed Entities and Dynegy and derived implied equity reference ranges for the Contributed Entities and Dynegy. Generally, a discounted cash flow analysis is designed to provide insight into the potential value of a company based on its estimated future cash flows and expenditures. As summarized below under the caption “—Implied Aggregate Consideration Reference Range,” the results of the discounted cash flow analyses were used to derive a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in the Contribution, which range was then compared with the implied aggregate equity reference range derived for the Contributed Entities. As summarized below under the caption “—Implied Equity Ownership Reference Range,” the results of the discounted cash flow analyses were also used to derive an implied equity ownership reference range for the LS Contributing Entities in New Dynegy, which range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contribution.

The Contributed Entities. Credit Suisse performed a discounted cash flow analysis of the Contributed Entities to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that the Contributed Entities could generate from calendar years 2007 through calendar year 2015. Unlevered, after-tax free cash flows represent the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations of the applicable entity. Estimated financial data for the Contributed Entities were based on Dynegy management’s estimates. Credit Suisse calculated a range of estimated terminal values for the Contributed Entities by multiplying the Contributed Entities’ estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as “EBITDA,” a financial measure commonly used to estimate terminal values when performing a discounted cash flow analysis, for calendar year 2015 by selected multiples ranging from 8.5x to 10.0x. Terminal value is an estimate of the value of the applicable entity beyond the projected period. The estimated after-tax free cash flows and terminal values were then discounted to present value using discount rates of 8.5% to 9.5%. This analysis indicated the following implied aggregate equity reference range for the Contributed Entities, as compared with the implied aggregate consideration payable by New Dynegy to the LS Contributing Entities in connection with the Contributions:

Implied Aggregate Equity Reference Range for the Contributed Entities	Implied Aggregate Consideration Payable for the Contributions
$1,777 million – $2,475 million	$2,384 million

Dynegy. Credit Suisse also performed a discounted cash flow analysis of Dynegy to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Dynegy could generate from calendar year 2007 through calendar year 2011. Estimated financial data for Dynegy were based on Dynegy management’s estimates. Credit Suisse calculated a range of estimated terminal values for Dynegy by multiplying Dynegy’s estimated EBITDA for calendar year 2011 by selected multiples ranging from 8.0x to 9.5x. The estimated after-tax free cash flows and terminal values were then discounted to present value using discount rates of 10.5% to 11.5%. This analysis indicated the following implied aggregate equity reference range for Dynegy:

Implied Aggregate Equity Reference Range for Dynegy
$2,497 million – $3,562 million

Implied Aggregate Consideration Reference Range. Credit Suisse derived a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions, based on the New Dynegy Notes and cash components of the aggregate consideration and a range of implied values for the equity component of the aggregate consideration derived from the implied equity reference range for Dynegy indicated by the discounted cash flow analysis. This analysis indicated the following implied aggregate consideration reference range, as compared with the implied aggregate equity reference range for the Contributed Entities based on the discounted cash flow analysis:

Implied Aggregate Consideration Reference Range	Implied Aggregate Equity Reference Range for the Contributed Entities
$2,074 million – $2,793 million	$1,777 million – $2,475 million

Implied Equity Ownership Reference Range. Based on the ratio of the implied aggregate equity reference range for the Contributed Entities in relation to the combined implied aggregate equity reference range for the Contributed Entities and Dynegy, as indicated by the discounted cash flow analysis, Credit Suisse derived an implied equity ownership reference range in New Dynegy for the LS Contributing Entities, taking into account the New Dynegy Notes and cash components of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions. The resulting implied equity ownership reference range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contributions:

Implied Equity Ownership Reference Range for the LS Contributing Entities	LS Contributing Entities’ Equity Ownership in New Dynegy
30.6% – 49.7%	40.5%

Selected Companies Analysis

Credit Suisse performed separate selected companies analyses of the Contributed Entities and Dynegy and derived implied equity reference ranges for the Contributed Entities and Dynegy. Generally, a selected companies analysis is designed to provide insight into the potential value of a company based on a review of the market prices of other companies in the relevant industry in relation to the financial metrics of those companies. As summarized below under the caption “—Implied Aggregate Consideration Reference Range,” the results of the selected companies analyses were used to derive a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in the Contribution, which range was then compared with the implied aggregate equity reference range derived for the Contributed Entities. As summarized below under the caption “—Implied Equity Ownership Reference Range,” the results of the selected companies analyses were also used to derive an implied equity ownership reference range for the LS Contributing Entities in New Dynegy, which range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contribution.

The Contributed Entities. Credit Suisse reviewed financial and stock market information of the following five selected publicly traded companies in the electric power generation industry:

•	Mirant Corporation;

•	NRG Energy, Inc.;

•	Reliant Energy, Inc.;

•	TXU Corp.; and

•	Dynegy Inc.

Credit Suisse also reviewed financial and operational information for the following four selected privately held gas-fired generation companies:

•	Boston Generating, LLC;

•	Lake Road Generating Company, LP;

•	Liberty Electric Power LLC; and

•	Mach Gen, LLC.

Credit Suisse reviewed, among other things, enterprise values as a multiple of estimated EBITDA, and estimated after-tax free cash flow yield as a percentage of equity values, for calendar years 2006, 2007 and 2008 for the selected publicly traded companies. Credit Suisse also reviewed enterprise values as a multiple of electric power generation capacity for the selected privately held gas-fired generation companies. Credit Suisse then applied selected ranges of multiples derived from the selected companies to the corresponding financial and operational data for the Contributed Entities in order to derive an implied aggregate equity reference range for the Contributed Entities. All current market data were based on closing stock prices on September 12, 2006. Estimated financial data for Dynegy were based on Dynegy management’s estimates and publicly available research analysts’ estimates, and estimated financial data for the other selected publicly held companies were based on publicly available research analysts’ estimates. Estimated financial data for the Contributed Entities were based on Dynegy management’s estimates. This analysis indicated the following implied aggregate equity reference range for the Contributed Entities, as compared with the implied aggregate consideration payable by New Dynegy for the Contributions:

Implied Aggregate Equity Reference Range for the Contributed Entities	Implied Aggregate Consideration Payable for the Contributions
$1,648 million – $2,677 million	$2,384 million

Dynegy. Credit Suisse reviewed financial and stock market information of Dynegy and the following four selected publicly traded companies in the electric power generation industry:

•	Mirant Corporation;

•	NRG Energy, Inc.;

•	Reliant Energy, Inc.; and

•	TXU Corp.

Credit Suisse reviewed, among other things, enterprise values as a multiple of estimated EBITDA, and estimated after-tax free cash flow yield as a percentage of equity values, for calendar years 2006, 2007 and 2008 for the selected companies. Credit Suisse then applied selected ranges of multiples derived from the selected companies to the corresponding financial and operational data for Dynegy in order to derive an implied aggregate equity reference range for Dynegy. All current market data were based on closing stock prices on September 12, 2006. Estimated financial data for Dynegy were based on Dynegy management’s estimates, and estimated financial data for the selected companies were based on publicly available research analysts’ estimates. This analysis indicated the following implied aggregate equity reference range for Dynegy:

Implied Aggregate Equity Reference Range for Dynegy
$2,248 million – $3,448 million

Implied Aggregate Consideration Reference Range. Credit Suisse derived a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions, based on the New Dynegy Notes and cash components of the aggregate consideration and a range of implied values for the equity component of the aggregate consideration derived from the implied equity reference range for Dynegy indicated by the selected companies analysis. This analysis indicated the following implied aggregate consideration reference range, as compared with the implied aggregate equity reference range for the Contributed Entities based on the selected companies analysis:

Implied Aggregate Consideration Reference Range	Implied Aggregate Equity Reference Range for the Contributed Entities
$1,906 million – $2,717 million	$1,648 million – $2,677 million

Implied Equity Ownership Reference Range. Based on the ratio of the implied aggregate equity reference range for the Contributed Entities in relation to the combined implied aggregate equity reference range for the Contributed Entities and Dynegy, as indicated by the selected companies analysis, Credit Suisse derived an implied equity ownership reference range in New Dynegy for the LS Contributing Entities, taking into account the New Dynegy Notes and cash components of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions. The resulting implied equity ownership reference range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in connection with the Contributions:

Implied Equity Ownership Reference Range for LS Contributing Entities	LS Contributing Entities’ Equity Ownership in New Dynegy
29.3% – 55.1%	40.5%

Selected Precedent Transactions Analysis

Credit Suisse performed separate selected precedent transactions analyses of the Contributed Entities and Dynegy and derived implied equity reference ranges for the Contributed Entities and Dynegy. Generally, a selected precedent transactions analysis is designed to provide insight into the potential value of a company based on a review of the financial terms implied by the selected transactions. As summarized below under the caption “—Implied Aggregate Consideration Reference Range,” the results of the selected precedent transactions analyses were used to derive a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in the Contribution, which range was then compared with the implied aggregate equity reference range derived for the Contributed Entities. As summarized below under the caption “—Implied Equity Ownership Reference Range,” the results of the selected precedent transactions analyses were also used to derive an implied equity ownership reference range for the LS Contributing Entities in New Dynegy, which range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contribution.

The Contributed Entities. Credit Suisse reviewed the purchase price multiples implied in the following 25 selected transactions in five geographical regions involving gas-fired power generation assets:

West

Buyer	Seller	Plant/Portfolio
• LS Power Group	PPL Corporation	Griffith (50%)
• LS Power Group	Duke Energy Corporation	DENA Portfolio
• NRG Energy, Inc.	Dynegy Inc.	West Coast Power (50%)
• Nevada Power Company	Pinnacle West Capital Corporation	Silverhawk (75%)
• Sempra Energy, Inc.	Reliant Energy, Inc.	El Dorado (50%)

Northeast

Buyer	Seller	Plant/Portfolio
• Duke Energy North America, LLC	UIL Holdings Corporation	Bridgeport Energy (33.3%)
• Dynegy	Exelon Corporation	Independence

South (ERCOT)

Buyer	Seller	Plant/Portfolio
• Centrica Plc	TECO Energy, Inc.	Frontera
• Public Service Enterprise Group Incorporated	TECO Energy, Inc.	Odessa (50%) / Guadalupe (50%)
• Centrica Plc	FPL Energy, LLC	Bastrop Energy Center
• Calpine Corporation	NRG Energy, Inc.	Brazos Valley

Southeast

Buyer	Seller	Plant/Portfolio
• Duke Energy Corporation	Dynegy Inc.	Rockingham
• Westar Energy, Inc.	Oneok, Inc.	Spring Creek
• Matlin Patterson Global Opportunities Partners LP	Duke Energy Corporation	Southeast Portfolio
• Entergy Corporation	Cleco Corporation	Perryville

Midwest

Buyer	Seller	Plant/Portfolio
• Exelon Corporation	Peoples Energy Corporation	Southeast Chicago Energy Project (29%)
• Dynegy Inc.	NRG Energy, Inc.	Rocky Road (50%)
• Ameren Corporation	Aquila, Inc.	Portfolio
• Ameren Corporation	NRG Energy, Inc.	Audrain
• LS Power Group	Calpine Corporation	Ontelaunee Energy Center
• American Electric Power Company, Inc.	Reliant Energy, Inc.	Ceredo Generating Station
• American Electric Power Company, Inc.	Public Service Electric and Gas Company	Waterford
• Cinergy Corporation	Allegheny Energy, Inc.	Wheatland
• ArcLight Capital Partners, LLC / Tyr Capital, LLC	Alleghney Energy, Inc.	Lincoln
• LS Power Group	NRG Energy, Inc.	Kendall

Credit Suisse reviewed, among other things, the purchase price paid or proposed to be paid in the selected transactions as a multiple of the electric power generation capacity of the target companies or assets, as the case may be. Credit Suisse then applied selected ranges of multiples derived from the selected transactions to the corresponding operational data for the applicable assets of the Contributed Entities in order to derive an implied aggregate equity reference range for the Contributed Entities. Financial and operational data of the selected transactions were based on publicly available information. The financial and operational data of the Contributed Entities were based on information provided by Dynegy’s management. This analysis indicated the following implied aggregate equity reference range for the Contributed Entities, as compared with the implied aggregate consideration payable by New Dynegy in connection with the Contributions:

Implied Aggregate Equity Reference Range for the Contributed Entities	Implied Aggregate Consideration Payable for the Contributions
$954 million – $2,016 million	$2,384 million

Dynegy. Credit Suisse reviewed the purchase price multiples implied in the 25 selected transactions listed above, as well as the following selected transactions in four geographical regions involving coal-fired power generation assets:

Midwest

Buyer	Seller	Plant/Portfolio
• Duquesne Light Holdings, Inc.	Pepco Holdings, Inc.	Portfolio
• Buckeye Power, Inc.	Ohio Valley Electric Corporation	Clifty Creek, Kyger Creek
• UGI Utilities, Inc.	Allegheny Energy, Inc.	Conemaugh (4.86%)
• Mirant Corporation	Potomac Electric Power Company	Portfolio
• PPL Corporation / Allegheny Energy, Inc.	Potomac Electric Power Company	Conemaugh (9.72%)
• Reliant Energy Utilities, Inc.	Sithe Energies, Inc.	GPU Portfolio

Northeast

Buyer	Seller	Plant/Portfolio
• Dominion Resources, Inc.	USGen New England, Inc.	Brayton Point / Salem Harbor
• NRG Energy, Inc.	Wisconsin Energy Corporation	Bridgeport / New Haven Harbor

West

Buyer	Seller	Plant/Portfolio
• Red Hawk Energy, LLC	NRG Energy	Mt. Poso Cogeneration (39.5%)
• The AES Corporation	Southern California Edison Corporation / Nevada Power Company	Mohave (70%)
• TransAlta Corp.	PacifiCorp and other sellers	Centralia

South (ERCOT)

Buyer	Seller	Plant/Portfolio
• American National Power	Sempra Generation Company	Coleto Creek
• PNM Resources, Inc.	Sempra Energy, Inc.	Twin Oaks Power
• Brownsville Public Utilities Board	American Electric Power Company	Oklaunion (7.8%)
• Sempra Energy, Inc. / Carlyle/Riverstone Global Energy & Power Fund II, LP	American Electric Power Company Portfolio	Coleto Creek
• Golden Spread Electric Cooperative, Inc.	American Electric Power Company	Oklaunion (7.8%)
• Sempra Energy, Inc.	Texas-New Mexico Power Company	Twin Oaks Power

Credit Suisse reviewed, among other things, the purchase price paid or proposed to be paid in the selected transactions as a multiple of the electric power generation capacity of the target companies or assets, as the case may be. Credit Suisse then applied selected ranges of multiples derived from the selected transactions to the corresponding operational data for the applicable assets of Dynegy in order to derive an implied aggregate equity reference range for Dynegy. Financial and operational data of the selected transactions were based on publicly available information. The financial and operational data of Dynegy were based on information provided by Dynegy’s management. This analysis indicated the following implied aggregate equity reference range for Dynegy:

Implied Aggregate Equity Reference Range for Dynegy
$1,891 million – $3,415 million

Implied Aggregate Consideration Reference Range. Credit Suisse derived a reference range for the implied value of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions, based on the New Dynegy Notes and cash components of the aggregate consideration and a range of implied values for the equity component of the aggregate consideration derived from the implied equity reference range for Dynegy indicated by the selected precedent transactions analysis. This analysis indicated the following implied aggregate consideration reference range, as compared with the implied aggregate equity reference range for the Contributed Entities based on the selected precedent transactions analysis:

Implied Aggregate Consideration Reference Range	Implied Aggregate Equity Reference Range for the Contributed Entities
$1,663 million – $2,695 million	$954 million – $2,016 million

Implied Equity Ownership Reference Range. Based on the ratio of the implied aggregate equity reference range for the Contributed Entities in relation to the combined implied aggregate equity reference range for the Contributed Entities and Dynegy, as indicated by the selected precedent transactions analysis, Credit Suisse derived an implied equity ownership reference range in New Dynegy for the LS Contributing Entities, taking into account the New Dynegy Notes and cash components of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions. The resulting implied equity ownership reference range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contributions:

Implied Equity Ownership Reference Range for LS Contributing Entities	LS Contributing Entities’ Equity Ownership in New Dynegy
16.0% – 52.0%	40.5%

Contribution Analysis

Credit Suisse performed a contribution analysis of the Contributed Entities and Dynegy, which is a comparison of the relative contributions of selected cash flow measures from the Contributed Entities and Dynegy to the combined entity. Through a review of the relative estimated contributions by the Contributed Entities and Dynegy of selected cash flow measures to New Dynegy, Credit Suisse was able to derive an implied equity ownership reference range for the LS Contributing Entities in New Dynegy, which range was then compared with the percentage equity ownership in New Dynegy that the LS Contributing Entities would receive in the Contribution.

Credit Suisse reviewed the estimated contributions by the Contributed Entities, on the one hand, and Dynegy, on the other hand, to New Dynegy’s estimated EBITDA and after-tax free cash flow for calendar years 2007 and 2008. Based on the estimated relative contribution by each entity, Credit Suisse then derived an implied equity ownership reference range for the LS Contributing Entities, taking into account the New Dynegy Notes and cash components of the aggregate consideration payable to the LS Contributing Entities in connection with the Contributions. Estimated financial information for the Contributed Entities and Dynegy were based on Dynegy management’s estimates. This analysis indicated the following results:

	Implied Equity Ownership Reference Range for LS Contributing Entities	LS Contributing Entities’ Equity Ownership in New Dynegy
• Based on Estimated EBITDA Contribution	26.9% – 28.5%	40.5%
• Based on Estimated Free Cash Flow Contribution	44.4% – 48.5%	40.5%

Miscellaneous

Dynegy selected Credit Suisse based on Credit Suisse’s qualifications, experience and reputation, and its familiarity with Dynegy and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

From time to time, Credit Suisse and its affiliates in the past have provided, are currently providing and in the future may provide investment banking and other financial services to Dynegy unrelated to the proposed Merger and Contributions, for which services Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse and its affiliates also from time to time in the past have provided, are currently providing and in the future may provide investment banking and other financial services to one or more of the Contributed Entities and their respective affiliates, including their respective portfolio companies and managed funds, for which services Credit Suisse and its affiliates have received, and would expect to receive, compensation. In addition, Credit Suisse and its affiliates may provide investment banking and other financial services to New Dynegy subsequent to the completion of the Merger Agreement Transactions, for which services Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its own and its affiliates’ accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of any of Dynegy and the Contributed Entities, as well as provide investment banking and other financial services to such entities. Neither Credit Suisse nor its affiliates are currently providing any investment banking or other financial services directly to the LS Contributing Entities or any of their respective affiliates in connection with the Merger or the Contributions.

Dynegy has agreed to pay Credit Suisse for its financial advisory services in connection with the Merger and the Contributions an aggregate fee currently estimated to be approximately $24 million, of which $3 million became payable upon delivery of Credit Suisse’s opinion and the balance of which is payable contingent upon the completion of the Merger and the Contributions. Dynegy also has agreed to reimburse Credit Suisse for its reasonable expenses, including the fees and expenses of legal counsel and any other advisor retained by Credit Suisse. In addition, Dynegy has agreed to indemnify Credit Suisse and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Opinion of Greenhill

Pursuant to an engagement letter, dated November 18, 2005, as amended and restated by the engagement letter dated August 28, 2006, Dynegy retained Greenhill to provide financial advisory services and to render an opinion to the Dynegy Board that the conversion of each outstanding share of Dynegy’s Class A common stock and Dynegy’s Class B common stock into the right to receive one share of New Dynegy’s Class A common stock pursuant to the Merger (the “Dynegy Merger Consideration”) and after giving effect to the Contributions in exchange for cash, New Dynegy’s Class B common stock and the issuance of the New Dynegy Notes (the “LS Consideration”), was fair, from a financial point of view, to the holders of Dynegy’s common stock (other than Chevron and the LS Contributing Entities). On September 14, 2006, Greenhill delivered its oral opinion to the Dynegy Board, subsequently confirmed in writing, that, as of that date and based upon and subject to the limitations and assumptions stated in its opinion, the Dynegy Merger Consideration, after giving effect to the acquisition of the Contributed Entities and the issuance and payment of the LS Consideration, was fair, from a financial point of view, to the holders of Dynegy’s common stock (other than Chevron and the LS Contributing Entities).

Greenhill’s opinion was directed to, and provided for the use and benefit of, the Dynegy Board in connection with its consideration of the Merger. Greenhill’s opinion to the Dynegy Board was one of the factors taken into consideration by the Dynegy Board in making its determination to approve the Merger Agreement. Greenhill did not recommend to Dynegy any specific amount or form of consideration or advise Dynegy that the amount or form of consideration provided in the Merger Agreement constituted the only appropriate amount or form of consideration for the proposed Merger Agreement Transactions.

The full text of Greenhill’s written opinion, dated September 14, 2006, is attached as Annex H hereto and incorporated herein by reference. The summary of Greenhill’s opinion that follows is qualified in its entirety by reference to the full text of the opinion. You are urged to read the opinion carefully and in its entirety to learn about the assumptions made, general procedures followed, matters considered and limits on the scope of the review undertaken by Greenhill in rendering its opinion.

In arriving at its opinion, Greenhill, among other things:

•	reviewed the drafts of the Merger Agreement and certain related documents dated as of September 14, 2006;

•	discussed past and current operations, financial conditions and prospects of the Contributed Entities with senior executives at the LS Contributing Entities and Dynegy;

•	reviewed certain publicly available financial statements of Dynegy;

•	reviewed certain other publicly available business and financial information relating to Dynegy and the Contributed Entities that Greenhill deemed relevant;

•

reviewed certain information, including financial forecasts and other financial and operating data concerning Dynegy and the Contributed Entities, prepared by management of Dynegy and the LS Contributing Entities, respectively, as well as the variations on such projections prepared by Dynegy;

•

discussed the information regarding the strategic, financial and operational benefits anticipated from the Merger and the acquisition of the Contributed Entities and the prospects of Dynegy (with and without the Merger and the acquisition of the Contributed Entities) prepared by management of Dynegy;

•	performed a discounted cash flow valuation of the Contributed Entities;

•	performed a discounted cash flow valuation of Dynegy;

•	reviewed the historical market prices and trading activity for Dynegy’s common stock and analyzed its implied valuation multiples;

•

compared the value of the consideration furnished by the LS Contributing Entities with the trading valuations of certain publicly traded companies that they deemed relevant to an analysis of the Contributed Entities collectively;

•	participated in discussions and negotiations among representatives of Dynegy and its legal advisors and the LS Contributing Entities and its legal and financial advisors; and

•	performed such other analyses and considered such other factors as Greenhill deemed appropriate.

Greenhill also held discussions with the Dynegy Board and Dynegy’s legal counsel to discuss the Merger, the acquisition of the Contributed Entities, the LS Consideration and the results of Greenhill’s analysis and examination, and considered such other matters that it deemed relevant to its inquiry.

At the instruction of Dynegy, in conducting its review and analysis and rendering its opinion, Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by the respective representatives and management of Dynegy and the LS Contributing Entities for the purposes of its opinion and further relied upon the assurances of the representatives and management of Dynegy and the LS Contributing Entities that they were not aware of any facts or circumstances that would make this information inaccurate or misleading. With respect to the respective financial projections of Dynegy and the LS Contributing Entities and other data with respect to Dynegy and the LS Contributing Entities that were furnished or otherwise provided to it, Greenhill assumed that these projections, estimates and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the respective managements of Dynegy and the LS Contributing Entities as to those matters. At the instruction of Dynegy, Greenhill relied upon financial forecasts, projections and valuations of those assets to be contributed to the Development LLC (as contemplated in the Merger Agreement) prepared by Dynegy’s management (which Greenhill also assumed was reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Dynegy). Greenhill expressed no opinion with respect to these projections and data or the assumptions upon which they were based. In addition, Greenhill did not make any independent valuation or appraisal of the assets or liabilities of Dynegy or the LS Contributing Entities, nor was Greenhill furnished with any such valuations or appraisals.

Greenhill assumed that the Merger Agreement Transactions would be completed without waiver of any material terms or conditions set forth in the Merger Agreement. Greenhill assumed that none of the Merger Agreement Transactions that may occur following the completion of the Merger will have any impact on the value of the merger consideration. Greenhill assumed that all material governmental, regulatory or other consents and approvals necessary for the completion of the Merger and the other Merger Agreement Transactions will be obtained without any effect on Dynegy or the LS Contributing Entities or on the contemplated benefits of the transactions in any way materially adverse to Greenhill’s analysis.

Greenhill’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion. Greenhill’s opinion noted that subsequent developments may affect its opinion and Greenhill does not have any obligation to update, revise or reaffirm its opinion. With respect to the quantitative information, to the extent that it is based on market data, such information is based on market data as it existed on or before September 14, 2006, and is not necessarily indicative of current market conditions.

Greenhill was not requested to opine as to, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the Merger Agreement Transactions. Greenhill was also not requested to opine as to, and its opinion does not in any manner address, the relative merits of those transactions in comparison to any other business strategies or transactions that may be available to Dynegy or in which Dynegy might engage or as to whether any transaction might be more favorable to Dynegy as an alternative to those transactions. Greenhill did not express any opinion as to any aspect of the Merger Agreement Transactions, other than the fairness, as of the date of its opinion, of the Dynegy Merger Consideration to be received by holders of Dynegy’s common stock pursuant to the Merger Agreement and after giving effect to the Contributions of the Contributed Entities and the issuance and payment of the LS Consideration, from a financial point of view to those holders (other than Chevron and the LS Contributing Entities). Greenhill’s opinion does not address the reincorporation, as a result of the Merger Agreement Transactions, of Dynegy from Illinois to Delaware or any resultant change in the rights of a shareholder under Illinois law relative to Delaware law by virtue thereof or the terms and conditions of the Shareholder Agreement to be entered into by New Dynegy and the LS Contributing Entities and to become effective on the closing of the Merger, except to the extent, in each case, those matters affected as expressly stated in its opinion.

In connection with its review and analysis and rendering its opinion, Greenhill performed a number of analyses, including a stand-alone valuation analysis of Dynegy, a stand-alone valuation analysis of the Contributed Entities and a pro forma combined company (i.e., New Dynegy) valuation. Set forth below is a summary of the material financial analyses performed and material factors considered by Greenhill to arrive at its opinion. Greenhill performed certain procedures, including each of the financial analyses described below, and reviewed with the Dynegy Board and senior management the assumptions upon which these analyses were based, as well as other factors. Although this summary describes the material analyses made by Greenhill in arriving at its opinion, it does not purport to describe all of the analyses performed or factors considered by Greenhill in this regard.

In connection with certain of the analyses discussed below, Greenhill selected a separate group of publicly traded companies that focus primarily in the merchant power generation sector, for each of Dynegy and the Contributed Entities, that engage in businesses reasonably comparable to those of Dynegy and the Contributed Entities, respectively. None of the selected companies is identical to Dynegy or the Contributed Entities. Accordingly, Greenhill’s analysis of the selected companies necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the analysis of the operating statistics, trading multiples and other financial ratios and valuations of the selected companies. In evaluating the comparable merchant power generation companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of these companies to Dynegy and the Contributed Entities and judgments as to the relative comparability of the various valuation parameters with respect to the companies.

The preparation of an opinion regarding fairness is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires Greenhill to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Greenhill was carried out in order to provide a different perspective on the financial terms of the proposed merger and add to the total mix of information available. Greenhill did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Dynegy Merger Consideration to the holders of Dynegy’s common stock (other than Chevron and the LS Contributing Entities). Rather, in reaching its conclusion, Greenhill considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Greenhill did not place particular reliance or weight on any particular analysis (and the order of analyses described below does not represent their relative importance or weight), but instead concluded that its analyses, taken as a whole, provided the basis for its determination. Accordingly, notwithstanding the separate factors summarized below, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the below analyses as a comparison is directly comparable to the Contributed Entities or Dynegy. In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Because the analyses performed by Greenhill are inherently subject to uncertainty, and are based upon numerous factors or events beyond the control of the parties or their respective advisors, these analyses are not necessarily indicative of future actual values or results, which may be significantly more or less favorable than suggested by these analyses. Consequently, none of Dynegy, the Contributed Entities, Greenhill or any other person assumes responsibility if future results are materially different from those suggested by these analyses. The analyses do not purport to be appraisals or to reflect the prices at which Dynegy could be sold in another transaction.

The financial analyses summarized below include information presented in tabular format. In order to fully understand Greenhill’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Greenhill’s financial analyses.

Stand Alone Valuation of Dynegy

Dynegy Comparable Company Analysis. Greenhill reviewed enterprise value (a company’s equity market value plus the value of its debt obligations net of its cash and cash equivalents) as multiples of estimated EBITDA, commonly referred to as EBITDA trading multiples, of Dynegy and the merchant power generation companies listed below. The companies chosen by Greenhill were:

•	AES Corporation;

•	Mirant Corp.;

•	NRG Energy Inc.;

•	Reliant Energy Inc.; and

•	TransAlta Corporation.

Greenhill chose to evaluate the EBITDA trading multiples of these companies because the EBITDA trading multiple of a merchant power generation company is among the most widely accepted metrics for the valuation of such an enterprise. Although no company is directly comparable to Dynegy, Greenhill selected these companies because it believed that they had characteristics that were instructive for purposes of its analysis. This analysis indicated the following mean and median trading multiples for the selected companies:

Mean and Median Enterprise Value/EBITDA
2006E	2007E	2008E
Mean 8.9x	Mean 9.2x	Mean 8.7x
Median 8.8x	Median 9.7x	Median 8.3x

Greenhill reviewed the trading multiples for the selected companies. Greenhill then applied a range of selected multiples derived from the selected companies to corresponding financial data of Dynegy for the corresponding periods. In the case of management estimates, Greenhill made adjustments to the EBITDA estimates and to Dynegy’s total debt balance to reflect the treatment of operating leases on certain facilities as long term debt. This analysis indicated the following enterprise valuation range and value per share for Dynegy:

Statistic	Implied Enterprise Value of Dynegy	Implied Equity Value of Dynegy’s Common Stock Per Share
Consensus EBITDA Forecast	$4,460 million – $6,682 million	$3.34 – $7.76
Management Estimates	$4,997 million – $7,928 million	$2.83 – $8.66

As of September 14, 2006, the last trading day prior to the announcement of the execution of the Merger Agreement, the closing price of Dynegy’s Class A common stock on the NYSE was $5.76 per share. For the purposes of preparing its fairness opinion, Greenhill used the price of $5.91, the closing price of Dynegy’s Class A common stock as of September 12, 2006.

Research Analysts’ Price Targets Analysis. Greenhill reviewed and analyzed, and the table below presents, future public market trading price targets for Dynegy during the period between May 9, 2004 and September 7, 2006. These targets reflect each analyst’s estimate of the future public market trading price of Dynegy’s common stock at the end of the 12-month period beginning the date of each of the respective research reports and the current recommendation given for Dynegy’s common stock.

Research Firm	Date	Recommendation	Target Share Price
Dahlman Rose & Co.	September 7, 2006	Buy	$7.00
Banc of America	September 1, 2006	Neutral	$6.00
Calyon Securities	August 31, 2006	Neutral	$7.00
Matrix USA	August 18, 2006	Buy	—
Lehman Brothers	August 16, 2006	Equal Weight/ Neutral	$6.00
BroadWall Capital	August 11, 2006	Hold	$5.50
RBC Capital Markets	August 10, 2006	Outperform	$7.00
JPMorgan	July 26, 2006	Overweight	—
Davenport & Co.	June 7, 2006	Neutral	—
Citigroup	May 16, 2006	Hold	—
Natexis Bleichroeder	May 9, 2006	N/A	$6.00
First Global	September 29, 2004	Buy	—

Seven of the 12 equity analysts that cover Dynegy have price targets which range from $5.50 – $7.00 per share.

Stand-Alone Valuations of the LS Contributing Entities

The LS Contributing Entities Comparable Company Analysis. Greenhill reviewed enterprise value as multiples of estimated EBITDA, commonly referred to as trading multiples, of the LS Contributing Entities and merchant power generation companies listed below. The companies chosen by Greenhill were:

•	AES Corporation;

•	Dynegy;

•	Mirant Corp.;

•	NRG Energy Inc.;

•	Reliant Energy Inc.; and

•	TransAlta Corporation.

Greenhill chose to evaluate the EBITDA trading multiples of these companies because the EBITDA trading multiple of a merchant power generation company is among the most widely accepted metrics for the valuation of such an enterprise.

Although no company is directly comparable to the LS Contributing Entities, Greenhill selected these companies because it believed that they had characteristics that were instructive for purposes of its analysis. This analysis indicated the following mean and median trading multiples for the selected companies:

Mean and Median Enterprise Value/EBITDA	Mean and Median Enterprise Value/EBITDA
2007E	2008E
Mean 9.0x	Mean 8.7x
Median 8.9x	Median 8.6x

Greenhill reviewed the trading multiples for the selected companies. Greenhill then applied a range of selected multiples derived from the selected companies to corresponding financial data of the LS Contributing Entities for the corresponding periods. This analysis indicated the following valuation range of the equity value for the LS Contributing Entities:

Comparable Market EBITDA Multiples
$1,052 million – $1,762 million

The LS Contributing Entities Discounted Cash Flow. A discounted cash flow analysis is a traditional method of evaluating the value of an asset using estimates of the future cash flows of the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. “Present value” refers to the current value of one or more future cash payments from the asset, which we refer to as that asset’s cash flows, and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Other financial terms used below include “weighted average cost of capital”, which refers to an average which represents the estimated expected return on all of a company’s securities. Using discounted cash flow methodology, Greenhill calculated the present values of the estimated future cash flows for the LS Contributing Entities. In this analysis, Greenhill assumed a weighted average cost of capital of 7.5% and 8.5% and EBITDA terminal multiples of 9.5x and 8.5x, respectively, for high and low valuations of the operating portfolio of the LS Contributing Entities. This analysis indicated the following implied base case and downside case discounted cash flow valuations:

Discounted Cash Flow Valuation Summary
Base Case DCF Equity Value	Downside Case DCF Equity Value
$1,987 million – $2,477 million	$1,854 million – $2,341 million

Selected Precedent Transactions Analysis. Greenhill reviewed publicly available financial information relating to the following two transactions in the merchant power generation sector:

Completion Date	Acquirer	Target
December 2004	A private equity consortium (including Blackstone, Hellman & Friedman, KKR and Texas Pacific Group)	Texas Genco (assets held by CenterPoint Energy Inc.)

October 2005	NRG Energy Inc.	Texas Genco (assets held by a private equity consortium including Blackstone, Hellman & Friedman, KKR and Texas Pacific Group)

Greenhill determined that given the limited comparability of the selected precedent transactions in the merchant power generation sector, the precedent transactions would be of limited assistance in any comparative analysis with the LS Contributing Entities.

The majority of other transactions involving unregulated power plants have been done on an asset basis. As such, traditional financial results, such as earnings and EBITDA, are typically unavailable. In addition, no asset involved in such transactions is identical to the LS Contributing Entities or its business. Greenhill noted the complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the values of these assets, and determined that these precedent transactions would be of limited assistance in any comparative analysis with the LS Contributing Entities.

Pro Forma Combined Company Valuation

Greenhill analyzed certain financial data on a pro forma basis for Dynegy and the LS Contributing Entities as a combined company following the Merger and the acquisition of the Contributed Entities. Greenhill used the forecasts for Dynegy and the LS Contributing Entities provided by Dynegy’s executive management team to construct a financial model that examines the impact of the combination on Dynegy’s financial condition. Specifically, Greenhill examined the impact of the combination on Dynegy’s free cash flow per share and credit ratios. “Free cash flow” refers to the amount of cash a company has left over after it has paid all of its expenses and funded its capital expenditures.

Free Cash Flow Accretion Analysis

Free Cash Flow Accretion/(Dilution) Analysis—Base Case (per share)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
Dynegy Standalone	$0.37	$0.32	$0.14	$0.48	$0.72	$0.37	$0.53	$0.26	$0.06
Pro Forma	$0.42	$0.33	$0.35	$0.51	$0.49	$0.50	$0.58	$0.42	$0.34

Free Cash Flow Accretion/(Dilution) Analysis—Downside Case (per share)

	2007	2008	2009	2010	2011	2012	2013	2014	2015
Dynegy Standalone	($0.15)	($0.25)	($0.58)	($0.38)	$0.15	$0.26	$0.40	$0.11	($0.11)
Pro Forma	$0.09	($0.05)	($0.15)	($0.05)	$0.30	$0.49	$0.60	$0.44	$0.20

Greenhill determined that the transaction is accretive to Dynegy’s shareholders on a free cash flow per share basis in both the base case model and downside case model.

Pro Forma Credit Impact. “Credit impact” refers to an effect on a company’s overall capacity to meet its financial obligations. Based on the analysis performed, and the assumptions and qualifications underlying such analysis, Greenhill determined that under the base case model, the credit impact of the transaction is roughly neutral, and that enhanced cash flow certainty may result in the credit profile being considered stronger overall.

Based on the analysis performed, and the assumptions and qualifications underlying such analysis, Greenhill determined that under the downside case model, the credit impact for Dynegy is significantly positive.

Contribution Analysis. Greenhill reviewed estimated future operating and financial data, including, among other things, EBITDA, free cash flow (“FCF”), discounted cash flow equity value and net MW of generation capacity for Dynegy and the LS Contributing Entities. Greenhill then performed a contribution analysis, calculating the percentage of the estimated EBITDA (for 2007 and 2008), free cash flow (for 2007 and 2008), discounted cash flow equity value (at both low and high ends of the range determined appropriate by Greenhill) and net MW of generation capacity that would be contributed by each of Dynegy and the LS Contributing Entities to New Dynegy. The following table sets forth the results of this analysis:

Pro Forma Contribution Analysis—Base Case

	Dynegy	LS Contributing Entities
2007E EBITDA	71%	29%
2008E EBITDA	70%	30%
2007E FCF	57%	43%
2008E FCF	56%	44%
DCF Equity Value (High)	45%	55%
DCF Equity Value (Low)	41%	59%
Net Generation (MW)	60%	40%

Pro Forma Contribution Analysis—Downside Case

	Dynegy	LS Contributing Entities
2007E EBITDA	64%	36%
2008E EBITDA	65%	35%
2007E FCF	*	*
2008E FCF	*	*
DCF Equity Value (High)	15%	85%
DCF Equity Value (Low)	*	*
Net Generation (MW)	60%	40%

*	LS Contributing Entities account for more than 100% of the specified metric.

Greenhill noted that following the Merger Agreement Transactions, the LS Contributing Entities will own 40% of New Dynegy’s outstanding shares. Greenhill also noted that inclusive of the $375 million cash and debt consideration, the LS Contributing Entities will receive approximately 45% of the value of the Merger Agreement Transactions.

Engagement of Greenhill

Dynegy hired Greenhill based on its qualifications and expertise in providing financial advice to companies and on its reputation as a nationally recognized investment banking firm. Greenhill had no prior material relationship with Dynegy or the LS Contributing Entities within the past two years. Pursuant to the engagement letter between Dynegy and Greenhill, Greenhill will receive a fee of up to $8 million from Dynegy. A portion of this fee is contingent on (i) the signing of the Merger Agreement (20%), (ii) the adoption of the Merger Agreement and the approval of the Merger by Dynegy’s shareholders (20%) and (iii) the completion of the Merger and the acquisition of the Contributed Entities. To date, Greenhill has received 20% of its fee (i.e., the portion contingent on the signing of the Merger Agreement).

Material U.S. Federal Income Tax Consequences to Dynegy’s Shareholders

The following summary discusses the anticipated material U.S. federal income tax consequences of the Merger Agreement Transactions to Dynegy’s shareholders and of holding or disposing of New Dynegy’s Class A common stock that will be received by Dynegy’s shareholders in the Merger Agreement Transactions, provided in both cases that such shareholders hold their shares of Dynegy common stock as capital assets. This summary is the opinion of Dynegy’s counsel as to the anticipated U.S. federal income tax consequences of the Merger to Dynegy’s shareholders. This summary does not deal with special situations. For example, the summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as expatriates, brokers and dealers in securities or currencies, financial institutions, mutual funds, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and insurance companies;

•	tax consequences to Dynegy’s shareholders who acquired their shares of Dynegy common stock pursuant to the exercise of employee stock options or warrants or otherwise as compensation;

•	tax consequences to persons holding Dynegy common stock as part of a hedging, integrated, constructive sale or conversion transaction, a straddle or other risk reduction transaction;

•	tax consequences to holders of outstanding Dynegy stock options;

•	tax consequences to “U.S. holders”, as defined below, of Dynegy common stock whose “functional currency” is not the U.S. dollar;

•

tax consequences to certain “non-U.S. holders”, as defined below, subject to special rules such as “controlled foreign corporations”, “passive foreign investment companies” and “foreign personal holding companies”;

•	alternative minimum tax consequences, if any; and

•	any state, local, foreign or other tax consequences.

If a partnership holds Dynegy common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Dynegy common stock, you are strongly encouraged to consult your own tax advisor as to your tax treatment as a partner.

This summary is based on the Code, its legislative history, Treasury Department regulations, IRS rulings, and judicial decisions, all as of the date hereof. Any of these authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

This summary is not binding on the IRS and no ruling will be sought from the IRS as to the tax consequences of the Merger Agreement Transactions. This summary is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger Agreement Transactions. There can be no assurance that the IRS or the courts will agree with the statements and conclusions in the summary. Accordingly, you are strongly encouraged to consult your own tax advisor concerning the specific U.S. federal income and estate tax consequences to you of the Merger Agreement Transactions relating to your own personal tax situation and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Considerations for U.S. Holders of Dynegy Common Stock

The following is a summary of the material U.S. federal income tax consequences if you are a U.S. holder of Dynegy common stock. Certain considerations for non-U.S. holders of Dynegy common stock are described under “—Considerations for Non-U.S. Holders of Dynegy Common Stock” below. “U.S. holder” means a beneficial owner of Dynegy common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation, or a partnership or other entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

You will not recognize gain or loss on the exchange of your Dynegy common stock for New Dynegy Class A common stock pursuant to the Merger. Your tax basis in New Dynegy’s Class A common stock received in the Merger will be the same as your basis in Dynegy’s common stock exchanged in the Merger. Your holding period for New Dynegy’s Class A common stock received in the Merger will include the period for which you held Dynegy’s common stock exchanged in the Merger.

Distributions, if any, on New Dynegy Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent of New Dynegy’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that a U.S. holder receives a distribution on common stock that exceeds New Dynegy’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital reducing the holder’s tax basis in New Dynegy’s Class A common stock. Any distribution in excess of the U.S. holder’s tax basis in the common stock will be treated as capital gain. Dividends paid to an individual U.S. holder in taxable years beginning before 2009 that constitute qualified dividend income generally will be taxable at a preferential rate of 15%.

A U.S. holder of New Dynegy’s Class A common stock will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of such common stock measured by the difference between:

•	the amount of cash and the fair market value of any property received; and

•	the U.S. holder’s tax basis in such stock.

Gain or loss on the disposition of New Dynegy’s Class A common stock will be capital gain or loss and will be long-term capital gain or loss if the holding period of the common stock disposed of exceeded one year. Net long-term capital gain recognized by non-corporate U.S. holders prior to 2011 is generally taxable at a maximum rate of 15%. The deductibility of net capital losses is subject to limitations.

Considerations for Non-U.S. Holders of Dynegy Common Stock

The following is a summary of the material U.S. federal income tax consequences if you are a non-U.S. holder of Dynegy common stock. Non-U.S. holder means a beneficial owner of a share of common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies,” and “foreign personal holding companies.” All non-U.S. holders are strongly urged to consult their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

You will not recognize gain or loss on the exchange of your Dynegy’s common stock for New Dynegy Class A common stock pursuant to the Merger. Your tax basis in New Dynegy’s Class A common stock received in the Merger will be the same as your basis in Dynegy’s common stock exchanged in the Merger. Your holding period for New Dynegy’s Class A common stock received in the Merger will include the period for which you held Dynegy’s common stock exchanged in the Merger.

Any dividends paid to you with respect to your shares of New Dynegy’s Class A common stock generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States or, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, generally are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable treaty.

A non-U.S. holder of shares of New Dynegy Class A common stock that wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Dynegy Common Stock

Generally, the exchange of stock in a United States real property holding corporation by a non-U.S. holder for stock in another United States real property holding corporation in a tax-free exchange like the Merger will not be treated as a disposition for U.S. federal income tax purposes. However, the exchange of stock in a United States real property holding corporation by a non-U.S. holder for stock in a U.S. corporation that is not a United States real property holding corporation, even in a tax-free exchange like the Merger, may be subject to U.S. federal income taxation on any gain realized subject to the exceptions described below. A non-U.S. holder of stock in a U.S. corporation generally will not be subject to U.S. federal income tax on any gain realized on a disposition of such stock, provided that (i) the gain is not otherwise effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, in the case of an applicable treaty, is not attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.), (ii) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the U.S. for less than 183 days in the taxable year of the sale or other disposition and certain other conditions are met and (iii) in the case of a corporation that is a “United States real property holding corporation,” such stock is considered to be “regularly traded on an established securities market,” within the meaning of Section 897 of the Code and the applicable Treasury Regulations, at any time during the calendar year in which the sale or other disposition occurs, and the non-U.S. holder does not actually or constructively own, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of such stock. Dynegy believes that it might be, and that New Dynegy might be, a “United States real property holding corporation” for U.S. federal income tax purposes. It is likely that Dynegy’s common stock will be considered “regularly traded on an established securities market.”

Information Reporting and Backup Withholding

Generally, the amount of dividends paid to you and the amount of tax, if any, withheld from those payments must be reported to the IRS and to you in information returns. If the provisions of certain income tax treaties apply to dividend payments made to you, copies of those information returns may be made available to the tax authorities of the country where you reside.

In general, if you are not a U.S. person you will not be subject to backup withholding with respect to payments that are made to you provided that:

•	there is no actual knowledge or reason to know that you are a U.S. person, as defined under the Code, that is not an exempt recipient; and

•

you have provided your name and address, and certified under penalties of perjury, that you are not a U.S. person, which certification may be made on the appropriate IRS Form W-8BEN; W-8ECI, W-8EXP or W-8IMY or substitute IRS Form W-8BEN, W-8ECI, W-8EXP or W-8IMY.

If you are a U.S. person, you generally will not be subject to backup withholding if you provide a taxpayer identification number and other information, certified under penalties of perjury, or otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

Information reporting and, depending on the circumstances, backup withholding at a rate of 28%, subject to future adjustment under applicable law, will apply with respect to the proceeds of the sale or other disposition of New Dynegy Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless:

•

the payor of the proceeds receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, that is not an exempt recipient;

•	you provide the payor with a taxpayer identification number and other information, certified under penalties of perjury; or

•	you otherwise establish, in the manner prescribed by law, an exemption from backup withholding.

Backup withholding is not an additional income tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

This summary is not a complete analysis or description of all potential U.S. federal income tax consequences of the Merger Agreement Transactions. This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition it does not address any non-income tax or any foreign, state or local tax consequences of the Merger Agreement Transactions. Accordingly, you are strongly encouraged to consult your own tax advisor concerning the specific U.S. federal income and estate tax consequences to you of the Merger Agreement Transactions relating to your personal tax situation and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Accounting Treatment

New Dynegy will account for the Merger Agreement Transactions using the purchase method of accounting in accordance with generally accepted accounting principles in the United States (“GAAP”), with Dynegy being treated as the accounting acquiror. The purchase price will include the New Dynegy Class B common stock to be issued to the LS Contributing Entities in connection with the Merger Agreement Transactions, the amount of net cash consideration paid, the New Dynegy Notes and the amount of direct transaction costs of the Merger Agreement Transactions. For accounting purposes, the value of the New Dynegy Class B common stock to be issued to the LS Contributing Entities will be $5.98 per share, the average closing price of Dynegy’s Class A common stock during the five-day period beginning two days before and ending two days after the public announcement of the Merger Agreement Transactions. This purchase price will be allocated to the individual tangible and intangible assets acquired and liabilities assumed from the LS Contributing Entities based on their fair market values at the date of the completion of the Merger Agreement Transactions. Any excess of the purchase price over these fair market values will be treated as goodwill. The acquired assets, liabilities and results of operations will be consolidated into the assets, liabilities and results of operations of New Dynegy on a prospective basis after the completion of the Merger Agreement Transactions.

Regulatory Approvals

In order to complete the Merger Agreement Transactions or, if the Merger Agreement Transactions are not completed, the transactions contemplated by the Kendall Agreement (as defined and described beginning on page 187), Dynegy and the LS Contributing Entities were required to submit filings with, and obtain certain orders or approvals from, a number of United States federal and state regulatory authorities. The material United States federal and state approvals and filings are described below. Dynegy and the LS Contributing Entities are not aware of any other material approvals or filings that are required before completing the Merger Agreement Transactions or the Kendall Agreement.

Department of Justice

The Merger Agreement and the Kendall Agreement were subject to the requirements of the HSR Act and the rules and regulations promulgated thereunder. On October 26, 2006, Dynegy and the LS Contributing Entities submitted their required filings to the Department of Justice. The mandatory HSR Act waiting period expired on November 27, 2006.

Federal Power Act

Section 203

The Merger Agreement and the Kendall Agreement required prior authorization from the FERC under Section 203 of the Federal Power Act of 1935, as amended (the “FPA”), and the rules and regulations promulgated thereunder. The Section 203 application, which Dynegy and the LS Contributing Entities submitted on October 26, 2006, addressed the effect of the Merger Agreement Transactions and the transactions contemplated by the Kendall Agreement on competition, rates and regulation and addresses cross subsidization issues. Two parties filed motions to intervene in the Section 203 application, but no party filed a protest. The FERC issued an order approving the Merger Agreement and Kendall Agreement transactions on December 21, 2006, which became final on January 23, 2007.

Section 205

Various subsidiaries of Dynegy and the LS Contributing Entities are FERC-jurisdictional “public utilities” that have been granted authorization by the FERC to sell electric power at wholesale at market-based rates. “Market-based rates” are determined in an open market system of supply and demand under which the price is set solely by agreement as to what a buyer will pay and a seller will accept. The FERC requires entities with market-based rates to submit a notice, pursuant to Section 205 of the FPA, informing the FERC when there has been a change in status of the characteristics it relied on when it granted market-based rate authority. The Merger Agreement Transactions or the transactions contemplated by the Kendall Agreement (whichever is completed) would result in such a change in status.

On November 2, 2006, Dynegy and the LS Contributing Entities submitted a notice of non-material change in status to the FERC. In reviewing the notice, the FERC considered certain factors, including any change in generation market power, transmission market power, ability to erect barriers to entry and ability to engage in affiliate abuse resulting from the Merger Agreement Transactions or the transactions contemplated by the Kendall Agreement. No motions to intervene or protests were filed. The FERC issued an order accepting the notice of change in status on December 21, 2006, which became final on January 23, 2007.

Federal Communications Commission

Under Section 310(d) of the Communications Act of 1934, as amended, an entity holding radio station authorizations must obtain the consent of the Federal Communications Commission (the “FCC”) before there is a transfer of control of the entity holding such licenses or an assignment of those licenses. Both Dynegy and the LS Contributing Entities hold certain FCC radio station licenses and, thus, must obtain prior FCC consent to assign these licenses or to a transfer of control. The LS Contributing Entities and Dynegy each submitted applications to the FCC for the FCC’s consent to the transfer of control to New Dynegy. The FCC provided its consent to the applications on November 10, 2006, November 17, 2006 and December 9, 2006. The FCC issued its public notices announcing the grant of its consents on November 15, 2006, November 22, 2006 and December 13, 2006, respectively. The FCC consents for the transfer of control applications are now final.

State Regulatory Approvals

California. The California Public Utilities Commission (“CPUC”) requires a generating asset owner to notify the CPUC and the control area operator in writing at least 90 days prior to any change in ownership of a generating asset. Notice was submitted to the CPUC on October 12, 2006, and the 90 day waiting period expired on January 10, 2007. A “control area” is comprised of one or several contiguous utilities, and its primary responsibility is to ensure that power generation and loads are always in balance.

New York. On October 24, 2006, Dynegy and the LS Contributing Entities submitted a joint petition for a declaratory ruling under New York Public Service Law (“PSL”) Sections 70 and 83 with the New York State Public Service Commission (“NYPSC”). On December 20, 2006, the NYPSC issued an order declaring that no further review of the Merger under Sections 70 and 83 of the PSL will be conducted.

Federal Securities Laws Consequences; Stock Transfer Restrictions

If the Merger is completed, Dynegy will delist its Class A common stock from the NYSE and will deregister its Class A common stock under the Exchange Act, as a result of which Dynegy will no longer be required to file annual, quarterly, current and other reports with the SEC. The shareholders of Dynegy will become stockholders of New Dynegy and their rights as stockholders will be governed by Delaware law and by New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws. See “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders.”

All shares of New Dynegy’s common stock received by Dynegy’s shareholders in the Merger will be freely transferable, except that shares of New Dynegy’s common stock received by persons who are deemed to be affiliates of New Dynegy under the Securities Act of 1933, as amended (the “Securities Act”), at the time of the special meeting may be resold by them only in transactions permitted by Rule 145 or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of New Dynegy for such purposes generally include individuals or entities that control, or are controlled by or are under common control with, New Dynegy and may include certain officers, directors and significant stockholders of New Dynegy, such as Chevron.

Interests of Dynegy’s Directors and Executive Officers in the Merger

In considering the recommendation of the Dynegy Board with respect to the Merger Agreement and the Merger, Dynegy’s shareholders should be aware that some of Dynegy’s executive officers and directors have interests in the Merger and have arrangements that are different from, or in addition to, those of Dynegy’s shareholders generally. The Dynegy Board was aware of these interests and considered them, among other matters, in reaching its decisions to approve and adopt the Merger Agreement and the Merger and to recommend that Dynegy’s shareholders vote in favor of adopting the Merger Agreement and approving the Merger.

Equity Compensation Awards. The Merger Agreement provides that upon completion of the Merger, each Dynegy stock option, including those held by executive officers and directors of Dynegy, will be converted into an option to purchase New Dynegy stock on a one-for-one basis. In addition, the Merger Agreement provides that, upon completion of the Merger, each share of restricted stock or performance unit and other equity awards based upon shares of Dynegy’s common stock, including those held by executive officers and directors of Dynegy, will be converted into equity-based awards with respect to New Dynegy’s common stock on a one-for-one basis. In accordance with Dynegy’s change in control severance plans and equity-based award plans (or the individual award agreements thereunder), all outstanding stock options, restricted stock and performance units that have been granted to employees and directors of Dynegy will immediately vest upon the completion of the Merger.

Continuing Executive Positions. All of Dynegy’s executive officers have been proposed to serve as executive officers of New Dynegy upon completion of the Merger. Bruce A. Williamson will serve as Chairman and Chief Executive Officer, Stephen A. Furbacher will serve as President and Chief Operating Officer, Holli C. Nichols will serve as Executive Vice President and Chief Financial Officer, J. Kevin Blodgett will serve as General Counsel, Executive Vice President—Administration and Secretary and Lynn A. Lednicky will serve as Executive Vice President. In addition, it is expected that Jason Hochberg, a current executive with the LS Power Group, will serve as an Executive Vice President of New Dynegy.

Continuing Board Positions. New Dynegy’s board of directors will consist initially of 11 directors, three of whom will be designated by the LS Contributing Entities. Dynegy intends to nominate the following current members of its board of directors to the board of directors of New Dynegy: Bruce A. Williamson, David W. Biegler, Thomas D. Clark, Jr., Victor E. Grijalva, Patricia A. Hammick, George L. Mazanec, Robert C. Oelkers and William L. Trubeck.

The LS Contributing Entities intend to nominate Mikhail Segal, Frank Hardenbergh and James Bartlett to the board of directors of New Dynegy.

Post-Closing Contracts, Arrangements, etc. Between New Dynegy and the LS Contributing Entities

Development Services LLC Agreement

In connection with the contribution of development projects by LS Associates and New Dynegy to the Development LLC upon and after the completion of the Merger, LS Associates and New Dynegy intend to enter into the Development Services LLC Agreement to establish a second limited liability company which will provide services and management to the Development LLC and its subsidiaries. Each of LS Associates and New Dynegy will own 50% of the membership interests in such limited liability company.

Transition Services Agreement

For a period not to exceed one year following the completion of the Merger and the Contributions, the LS Contributing Entities will provide to New Dynegy and its subsidiaries, upon request and on mutually agreeable and reasonable terms, certain services formerly provided by the LS Contributing Entities or their affiliates to the Contributed Entities.

Possible Future Contracts

In addition to the Development Services LLC Agreement and Transition Services Agreement described above, the LS Contributing Entities or their affiliates, on the one hand, and New Dynegy or its subsidiaries, on the other hand, may from time to time enter into other contracts or arrangements. All such contracts and arrangements will be approved by the parties in the appropriate manner, considering any applicable related party transaction approval policies, and in accordance with applicable law.

Certain arrangements between New Dynegy and the LS Contributing Entities after the completion of the Merger are described in, among others, New Dynegy’s Certificate of Incorporation, New Dynegy’s Bylaws, the Shareholder Agreement, the Corporate Opportunity Agreement (as defined on page 177) and the LS Registration Rights Agreement (as defined on page 180). For a detailed discussion of these agreements, please see “Other Agreements and Documents.”

Rights of Dynegy’s Shareholders Dissenting from the Merger Agreement and Merger Proposal

Dynegy’s shareholders who do not vote to adopt the Merger Agreement and approve the Merger and who follow certain other procedures summarized below shall have the right to dissent from the Merger and obtain payment for their shares in the form of cash in the event of the completion of the Merger. The following is a summary of the provisions of the IBCA which specify the procedures which must be followed by any shareholder who wishes to dissent and obtain payment for his or her shares in the event of the completion of the Merger. Such provisions of the IBCA are set forth in their entirety in Annex F hereto, and this summary is qualified by reference to the provisions thereof. If you are considering exercising your dissenters’ rights, you should carefully review the following discussion and Annex F. Because of the complexity of the procedure established for exercising dissenters’ rights, New Dynegy encourages you to consult an attorney before electing or attempting to exercise these rights.

Under the IBCA, all shareholders entitled to dissenters’ rights must be notified of that fact and the procedure to dissent in the meeting notice relating to the transaction with respect to which they are entitled to assert dissenters’ rights. This proxy statement/prospectus constitutes that notice. Because Dynegy has furnished to shareholders in this proxy statement/prospectus material information with respect to the Merger Agreement and Merger proposal that will objectively enable a shareholder to evaluate the Merger Agreement and Merger proposal, to vote on the proposal and to determine whether or not to exercise dissenters’ rights, a shareholder may assert these rights only if (i) prior to the vote on the Merger Agreement and the Merger at the special meeting, the shareholder delivers to Dynegy a written demand for payment for his or her shares in the event the Merger is completed, and (ii) the shareholder does not vote in favor of the Merger Agreement and Merger proposal. If a shareholder votes in favor of the Merger Agreement and Merger proposal, the shareholder will not be entitled to dissent and obtain payment for his or her shares, and a vote against the Merger Agreement and Merger proposal will not satisfy the above requirement that a written demand for payment be delivered to Dynegy. Failure to vote against the adoption of the Merger Agreement and approval of the Merger will not waive a shareholder’s dissenters’ rights, provided that the shareholder has not voted in favor of the adoption of the Merger Agreement and approval of the Merger and provided further that the shareholder has complied in all other respects with the IBCA in preserving the shareholder’s dissenters’ rights.

Within the later of (i) 10 days after the Merger is completed or (ii) 30 days after the shareholder delivers to Dynegy his or her written demand for payment, Dynegy will send to each shareholder delivering such a written demand (a “dissenting shareholder”) a statement setting forth Dynegy’s opinion as to the estimated fair value of such shareholder’s shares (a “statement of value”), Dynegy’s balance sheet as of the end of its fiscal year ended December 31, 2005, its income statement for its fiscal year ended December 31, 2005, and its latest interim financial statements, together with either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to Dynegy of the certificate or certificates or other evidence of ownership with respect to such shares, or an instruction to the dissenting shareholder to sell his or her shares within ten days after delivery of Dynegy’s statement to the shareholder. Dynegy may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. Since the shares of Dynegy’s common stock are traded on the NYSE, Dynegy anticipates that there will be such a public market for the shares of New Dynegy’s common stock, which are expected to be listed on the NYSE. If the dissenting shareholder does not sell his or her shares within such 10 day period after being so instructed by Dynegy, he or she shall be deemed to have sold these shares at the average closing price of such shares on the NYSE during such 10 day period.

A shareholder who makes such written demand for payment retains all other rights of a shareholder until those rights are cancelled or modified by the completion of the Merger. Upon completion of the Merger, Dynegy will pay each dissenting shareholder who transmits to the corporation the certificate or other evidence of ownership of the shares the amount Dynegy estimates to be the fair value of such shares, plus accrued interest, accompanied by a written explanation of how such interest was calculated.

If the dissenting shareholder does not agree with Dynegy’s opinion regarding the estimated fair value of the shares or the amount of interest due and wishes to preserve dissenters’ rights, the dissenting shareholder shall, within 30 days from Dynegy’s delivery to the dissenting shareholder of the statement of value, notify Dynegy of the dissenting shareholder’s estimate of fair value and amount of interest due and demand payment for the difference between the dissenting shareholder’s estimate of fair value and interest due and the amount of the payment by Dynegy or the proceeds of sale by the dissenting shareholder, whichever amount is applicable.

If Dynegy and the dissenting shareholder are unable to agree on the fair value and interest due with respect to the shares within 60 days of delivery to Dynegy of the shareholder’s notice of estimated fair value and interest due, Dynegy shall either pay the difference in value demanded by the dissenting shareholder, with interest, or file a petition in the Circuit Court of Cook County, State of Illinois, or the appropriate state courts of Harris County, State of Texas, requesting the court to determine the fair value of the shares and interest due. Dynegy shall make all dissenters, whether or not residents of Illinois, whose demands remain unsettled, parties to the proceeding as an action against their shares, and shall serve all parties with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as required by law. If Dynegy does not commence such an action, dissenting shareholders can commence an action as otherwise permitted by law.

The jurisdiction of the court in which the proceeding is commenced under the foregoing paragraph by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. “Fair value” means the value of the shares immediately before the Merger is completed, excluding any appreciation or depreciation in anticipation of the Merger unless such exclusion would be inequitable. The appraisers have the power described in the order appointing them, or in any amendment to it.

Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount, if any, by which the court determines that the fair value of his or her shares, plus interest, exceeds the amount paid by Dynegy or the proceeds of sale by the shareholder, whichever amount is applicable.

The court, in such a proceeding, shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court, but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which Dynegy offered to pay for those shares, or if no offer was made, then all or any part of such expenses may be assessed against Dynegy. If the amount which any dissenting shareholder estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenting shareholder. The court may also assess the fees and expenses of counsel and experts for the respective parties in amounts the court finds equitable. If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated and that the fees for those services should not be assessed against Dynegy, the court may award reasonable fees to that counsel to be paid out of the amounts awarded to the benefited dissenting shareholders.

MARKET PRICE AND DIVIDEND INFORMATION

Price Range of Dynegy’s Common Stock

Dynegy’s Class A common stock is listed on the NYSE under the symbol “DYN.” Dynegy’s Class B common stock, all of the outstanding shares of which are held by Chevron, is not listed on any securities exchange or traded in any trading market.

The following table shows the high and low closing prices per share of Dynegy’s Class A common stock for the periods indicated, as reported on the NYSE composite transaction tape. On February 7, 2007, the last reported sale price of Dynegy’s Class A common stock was $7.24 per share. As of January 31, 2007, Dynegy’s Class A common stock was held by 30,757 holders of record and, as of January 31, 2007, the number of outstanding shares of Dynegy’s Class A common stock was 401,365,976.

	Price range
Period	High	Low
2007
First Quarter (through February 7, 2007)	$7.25	$6.47
2006
Fourth Quarter	$7.32	$5.35
Third Quarter	6.34	5.09
Second Quarter	5.47	4.68
First Quarter	5.72	4.72
2005
Fourth Quarter	$5.07	$4.15
Third Quarter	5.63	4.35
Second Quarter	5.10	3.23
First Quarter	4.75	3.62
2004
Fourth Quarter	$5.86	$4.27
Third Quarter	4.99	3.93
Second Quarter	4.44	3.75
First Quarter	5.15	3.46
2003
Fourth Quarter	$4.35	$3.45
Third Quarter	4.65	2.85
Second Quarter	5.23	2.54
First Quarter	2.63	1.29

Recent Closing Prices

The closing prices of Dynegy’s Class A common stock as reported on the NYSE on September 14, 2006, the last full trading day prior to the public announcement of the proposed Merger, and on February 7, 2007, the last full trading day for which the closing price was available prior to the filing of this proxy statement/prospectus, were as follows:

Date	Price
September 14, 2006	$5.76
February 7, 2007	$7.24

You are urged to obtain current market information regarding Dynegy’s Class A common stock. You cannot be assured that the market price for Dynegy’s Class A common stock or New Dynegy’s Class A common stock will not be different in the future, including on the date of the special meeting or following the completion of the Merger.

New Dynegy’s Class A common stock will not be issued until completion of the Merger, which cannot occur prior to the time Dynegy’s shareholders vote to adopt the Merger Agreement and approve the Merger and the satisfaction or waiver of the other conditions to the completion of the Merger Agreement Transactions. As a result, market prices for New Dynegy’s Class A common stock will not be available at or prior to the time of the special meeting.

Dividend Policy

Dividend payments on Dynegy’s Class A common stock are at the discretion of the Dynegy Board. Dynegy has not paid a dividend on its Class A common stock since 2002, and Dynegy does not foresee a declaration of dividends on its Class A common stock in the near term, particularly given the dividend restrictions contained in Dynegy’s current financing agreements. Specifically, Dynegy has agreed not to pay any dividends on its common stock under the terms of the credit agreement (consisting of a $470 million revolving credit facility, $200 million term letter of credit facility and $150 million term loan facility) under which Dynegy is a guarantor and Dynegy’s wholly owned subsidiary, DHI, is the borrower. Dynegy has, however, continued to make the required dividend payments on its outstanding trust preferred securities.

Likewise, dividend payments on New Dynegy’s Class A common stock will be at the discretion of New Dynegy’s board of directors. The financing agreements under which certain of New Dynegy’s subsidiaries will be borrowers and New Dynegy will be a guarantor will contain certain restrictions on the payment of dividends on New Dynegy’s Class A common stock. In addition, New Dynegy’s Bylaws provide that, so long as the holders of New Dynegy’s Class B common stock own greater than 15% of the total combined voting power of New Dynegy, New Dynegy shall not make dividend payments or similar distributions or change policies regarding dividends or similar distributions if all Class B Directors present at the meeting at which such action is considered vote against such action, other than dividends or distributions made in the form of (i) cash, provided that at the time of declaration of such dividend, New Dynegy has received indicative ratings that, after giving effect to such cash dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from S&P and Ba3 (with stable outlook) or better from Moody’s, or (ii) New Dynegy’s common stock. See “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders—Blocking Rights.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined statements of operations of New Dynegy for the year ended December 31, 2005 and for the nine months ended September 30, 2006 give effect to the Merger Agreement Transactions as if the transactions had been completed on January 1, 2005. The following unaudited pro forma condensed combined balance sheet of New Dynegy as of September 30, 2006 gives effect to the Merger Agreement Transactions as if the transactions had been completed on September 30, 2006.

The unaudited pro forma condensed combined financial information of New Dynegy, which has been prepared using the purchase method of accounting for business combinations with Dynegy as the acquirer and is based upon the historical financial statements of Dynegy and the Power Generation Business of LS Power Development, LLC and Affiliates, does not reflect any of the synergies and cost reductions that may result from the Merger Agreement Transactions. The combined financial data and financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates reflects the financial condition, results of operations and cash flows of the Contributed Entities as described therein. In addition, this unaudited pro forma condensed combined financial information of New Dynegy does not include any transition costs, restructuring costs or recognition of compensation expenses or other one-time charges that may be incurred in connection with integrating the operations of Dynegy and the Contributed Entities.

The unaudited pro forma condensed combined financial statements of New Dynegy for the year ended December 31, 2005 and as of and for the nine months ended September 30, 2006 are based on certain assumptions and adjustments by the management of Dynegy as discussed in the accompanying Notes to Unaudited Pro Forma Condensed Combined Statements of Operations and accompanying Notes to Unaudited Pro Forma Condensed Combined Balance Sheet and do not purport to reflect what New Dynegy’s actual results of operations and financial position would have been had each such transaction in fact occurred (i) as of January 1, 2005 (in the case of the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006) or (ii) as of September 30, 2006 (in the case of the unaudited pro forma condensed combined balance sheet as of September 30, 2006), nor are they necessarily indicative of the results of operations that New Dynegy may achieve in the future.

The unaudited pro forma condensed combined financial information of New Dynegy set forth below should be read in conjunction with Dynegy’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included in Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended, and in Dynegy’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, each incorporated by reference herein. The pro forma financial information included herein does not include adjustments for any transactions other than the transactions contemplated by the Merger Agreement Transactions. During 2006, Dynegy executed various debt and equity transactions which are more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Dynegy’s Quarterly Report on Form 10-Q for the period ended September 30, 2006.

The unaudited pro forma condensed combined financial information of New Dynegy set forth below should also be read in conjunction with “Summary Historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data,” the historical financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Contributed Entities included herein. Because of the timing of acquisitions, period-to-period comparisons and analyses of financial condition and results of operations of the Power Generation Business of LS Power Development, LLC and Affiliates may not be helpful for understanding the financial and operational performance of the Contributed Entities as a whole. The financial condition, results of operations and cash flows of Ontelaunee and the LS Generation Facilities (as defined on page 116) have not been included in the combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of any dates or for any periods prior to their acquisition by the LS Power Group.

The historical results of Dynegy and the Power Generation Business of LS Power Development, LLC and Affiliates are not necessarily indicative of the results that may be expected for New Dynegy for any future period.

In creating the unaudited pro forma condensed combined financial statements, the primary adjustments to the historical financial statements of Dynegy and the Power Generation Business of LS Power Development, LLC and Affiliates were purchase accounting adjustments which include adjustments necessary to (i) allocate the purchase price to the tangible and intangible assets and liabilities of the Power Generation Business of LS Power Development, LLC and Affiliates based on their estimated fair values; (ii) adjust the amounts related to the Development Assets that will be contributed to the Development LLC, of which New Dynegy will own 50%; and (iii) conform the accounting policies of the LS Contributing Entities to those of Dynegy.

New Dynegy

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2005

(in millions, except per share data)

	(a) Dynegy Historical	(b) Contributed Entities Historical	Pro Forma Adjustments		New Dynegy Pro Forma
Revenues	$2,313	$66	$(34	)(c)	$2,345
Cost of sales, exclusive of depreciation shown separately below	(2,416)	(44)	46	(d)	(2,414)
Depreciation and amortization expense	(220)	(7)	(57	)(e)	(284)
Project development expenses	—	(16)	16	(f)	—
Impairment and other charges	(46)	—	—		(46)
Loss on sale of assets, net	(1)	—	—		(1)
General and administrative expenses	(468)	(5)	—		(473)

Operating loss	(838)	(6)	(29)		(873)
Earnings (losses) from unconsolidated investments	2	—	(8	)(f)	(6)
Interest expense	(389)	(57)	(32	)(g)	(478)
Other income and expense, net	26	14	(4	)(h)	36

Loss from continuing operations before income taxes	(1,199)	(49)	(73)		(1,321)
Income tax benefit	395	—	27	(i)	422

Loss from continuing operations	(804)	(49)	(46)		(899)
Less: preferred stock dividends	22	—	—		22

Loss from continuing operations available for common stockholders	$(826)	$(49)	$(46)		$(921)

Basic shares outstanding	387				727 (j)
Diluted shares outstanding	513				853 (j)

Basic loss from continuing operations	$(2.13)				$(1.27)
Diluted loss from continuing operations (k)	$(2.13)				$(1.27)

New Dynegy

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2006

(in millions, except per share data)

	(a) Dynegy Historical	(b) Contributed Entities Historical	Pro Forma Adjustments		New Dynegy Pro Forma
Revenues	$1,620	$665	$(21	)(c)	$2,264
Cost of sales, exclusive of depreciation shown separately below	(1,103)	(507)	38	(d)	(1,572)
Depreciation and amortization expense	(174)	(33)	(43	)(e)	(250)
Project development expenses	—	(14)	14	(f)	—
Impairment and other charges	(107)	—	—		(107)
Gain on sale of assets, net	3	—	—		3
General and administrative expenses	(160)	(18)	—		(178)

Operating income	79	93	(12)		160
Earnings (losses) from unconsolidated investments	6	—	(7	)(f)	(1)
Interest expense	(310)	(105)	(25	)(g)	(440)
Debt conversion costs	(249)	—	—		(249)
Other income and expense, net	41	55	(4	)(h)	92

Income (loss) from continuing operations before income taxes	(433)	43	(48)		(438)
Income tax benefit (expense)	154	(3)	18	(i)	169

Income (loss) from continuing operations	(279)	40	(30)		(269)
Less: preferred stock dividends	9	—	—		9

Income (loss) from continuing operations available for common stockholders	$(288)	$40	$(30)		$(278)

Basic shares outstanding	446				786 (j)
Diluted shares outstanding	512				852 (j)

Basic loss from continuing operations	$(0.65)				$(0.35)
Diluted loss from continuing operations (k)	$(0.65)				$(0.35)

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Statements of Operations

(a)	Dynegy Historical Presentation—represents Dynegy Inc.’s historical audited consolidated financial statements derived from its Form 10-K, as amended, for the year ended December 31, 2005 and Dynegy Inc.’s historical unaudited condensed consolidated financial information derived from its Form 10-Q for the nine months ended September 30, 2006.

(b)	Contributed Entities Historical Presentation—represents the historical audited and unaudited condensed combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, included elsewhere in this proxy statement/prospectus. The combined financial data and financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates reflects the financial condition, results of operations and cash flow of the Contributed Entities as described therein. Certain reclassifications have been made to the historical presentation in order to conform to Dynegy’s historical presentation.

(c)	Revenues—represents the pro forma adjustments required to eliminate revenue of $43 million and $33 million included in the Contributed Entities’ historical statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. The underlying amounts in these adjustments relate primarily to a tolling agreement between the companies. The pro forma adjustment also reflects a net decrease to revenue of $3 million and $2 million for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively, for the amortization of the intangible contracts resulting from the Merger (see Note (g) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet). Additionally, the pro forma adjustment reflects the elimination of amortization expense of $12 million and $14 million for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively, previously included in the Contributed Entities’ historical statements of operations.

(d)	Cost of Sales—represents the pro forma adjustments required to eliminate cost of sales of $43 million and $33 million included in Dynegy’s historical statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. The underlying amounts in these adjustments relate primarily to a tolling agreement between the companies. The pro forma adjustment also includes a reduction of $3 million and $5 million for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively, for costs associated with major maintenance that were expensed in the Contributed Entities’ financial statements. It is Dynegy’s policy to capitalize major maintenance expenditures and amortize these costs over the period benefited.

(e)	Depreciation and Amortization Expense—represents the pro forma adjustments required to reflect (i) the net incremental depreciation and amortization expense of $1 million for both the year ended December 31, 2005 and the nine months ended September 30, 2006 resulting from the capitalization of the previously expensed major maintenance costs; and (ii) the net incremental depreciation and amortization expense of $56 million and $42 million for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively, resulting from the increase in property, plant and equipment to reflect the fair value of the Contributed Entities’ power generation assets. As discussed in note (d) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet, the amount of this adjustment is based on a preliminary estimate of the fair values of the power generation assets.

(f)	Project Development Expenses and Earnings (Losses) from Unconsolidated Investments—represents the pro forma adjustments to eliminate 100% of the Contributed Entities project development expenses and record New Dynegy’s 50% share of the losses recognized by the Contributed Entities’ interest in various development assets to be owned by the Development LLC (see note (e) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet).

(g)

Interest Expense—represents the pro forma adjustments to interest expense of $26 million and $20 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, associated with the issuance of the New Dynegy Notes (see note (l) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet). The pro forma adjustment also includes interest expense of $4 million for both the year ended December 31, 2005 and the nine months ended September 30, 2006, associated with the issuance of the $70 million Griffith senior secured term loan. Additionally, the pro forma adjustment reflects interest expense of $2 million and $1 million for the year ended December 31, 2005 and nine months ended September 30, 2006, respectively, resulting from the increase in debt to reflect the fair value of the Contributed Entities’ third-party debt. The final fair value determination of the third-party debt will be based on prevailing market interest rates at the completion of the Merger Agreement Transactions and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues. The effect on net income of a one-eighth percent variance in the interest rate on the Griffith Term Loan is immaterial.

(h)	Other Income and Expense, Net—represents the pro forma adjustments required to reflect lower interest income due to the cash consideration payment of $100 million to the LS Power Group pursuant to the Merger Agreement Transactions (see note (c) of the Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet).

(i)	Income Tax Benefit—represents the pro forma tax effect of the above adjustments based on an estimated prospective statutory rate of approximately 37%.

(j)	Basic and Diluted Shares Outstanding—reflects the pro forma effect of the issuance of 340 million shares of New Dynegy Class B common stock to the LS Contributing Entities pursuant to the Merger Agreement Transactions and the exchange of existing Dynegy common stock for New Dynegy common stock.

(k)	Diluted Loss Per Share—When an entity has a net loss from continuing operations, SFAS No. 128, “Earnings per Share,” prohibits the inclusion of potential common shares in the computation of diluted per-share amounts. Accordingly, the basic shares outstanding amount has been used to calculate both basic and diluted loss per share for the year ended December 31, 2005 and nine months ended September 30, 2006.

New Dynegy

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2006

(in millions)

	(a) Dynegy Historical	(b) Contributed Entities Historical	Pro Forma Adjustments		New Dynegy Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$388	$49	$(100	)(c)	$337
Restricted cash	277	213	—		490
Accounts receivable, net of allowance for doubtful accounts	284	44	—		328
Accounts receivable, affiliates	1	—	—		1
Accounts receivable, other	—	2	—		2
Inventory	197	36	—		233
Assets from risk-management activities	343	51	(38	)(d)	356
Deferred income taxes	26	—	—		26
Prepayments and other current assets	99	11	—		110
Assets held for sale	1	—	—		1

Total Current Assets	1,616	406	(138)		1,884

Property, Plant and Equipment	6,422	2,185	1,692	(e)	10,299
Accumulated depreciation	(1,417)	(40)	40	(e)	(1,417)

Property, Plant and Equipment, net	5,005	2,145	1,732		8,882
Other Assets
Unconsolidated investments	7	—	81	(f)	88
Restricted investments	82	288	—		370
Assets from risk-management activities	103	13	19	(d)	135
Intangible assets	362	274	(263	)(g)	373
Goodwill	—	6	839	(h)	845
Deferred income taxes	3	3	—		6
Deferred financing costs, net	—	65	(65	)(i)	—
Other long-term assets	135	72	(4	)(j)	203
Assets held for sale	194	—	—		194

Total Assets	$7,507	$3,272	$2,201		$12,980

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$215	$17	$—		$232
Accrued interest	91	1	—		92
Accrued liabilities and other current liabilities	194	62	45	(k)	301
Deferred revenue	—	9	—		9
Liabilities from risk-management activities	339	—	—		339
Liabilities held for sale	1	—	—		1
Notes payables-affiliate, including accrued interest	—	1	—		1
Notes payable and current portion of long-term debt	48	31	—		79

Total Current Liabilities	888	121	45		1,054

Long-term debt	3,162	2,172	358	(l)	5,692
Bonds payable	—	100	—		100
Long-term debt, affiliates	200	—	—		200

Long-Term Debt	3,362	2,272	358		5,992

Other Liabilities
Notes payables-affiliate, including accrued interest	—	2	—		2
Liabilities from risk-management activities	112	63	13	(d)	188
Deferred income taxes	440	—	490	(m)	930
Other long-term liabilities	391	60	5	(n)	456

Total Liabilities	5,193	2,518	911		8,622

Commitments and Contingencies
Minority Interest	—	5	—		5
Stockholders’ Equity
Class A Common Stock	3,366	—	(3,361	)(o)	5
Class B Common Stock	1,006	—	(1,003	)(o)(p)	3
Additional paid-in capital	37	792	5,605	(p)(q)	6,434
Subscriptions receivable	(8)	—	—		(8)
Accumulated other comprehensive income, net of tax	59	(8)	8	(q)	59
Accumulated deficit	(2,077)	(35)	41	(r)	(2,071)
Treasury stock, at cost	(69)	—	—		(69)

Total Stockholders’ Equity	2,314	749	1,290		4,353

Total Liabilities and Stockholders’ Equity	$7,507	$3,272	$2,201		$12,980

Notes to New Dynegy Unaudited Pro Forma Condensed Combined Balance Sheet

(a)	Dynegy Historical Presentation—represents Dynegy Inc.’s historical unaudited condensed consolidated financial information derived from its 2006 Form 10-Q as of September 30, 2006.

(b)	Contributed Entities Historical Presentation—represents the historical unaudited condensed combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006 included elsewhere in this proxy statement/prospectus. The combined financial data and financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates reflects the financial condition, results of operations and cash flows of the Contributed Entities as described therein. Certain reclassifications have been made to the historical presentation in order to conform to Dynegy’s historical presentation.

(c)	Cash and Cash Equivalents—represents the pro forma adjustments required to reflect the cash consideration paid to the LS Contributing Entities pursuant to the Merger Agreement Transactions.

(d)	Assets/Liabilities from Risk-Management Activities—represents the pro forma adjustments required to reflect the mark-to-market value of the assets from risk-management activities and liabilities from risk management activities held by the LS Contributing Entities using Dynegy’s estimate of such values based on Dynegy’s view of the forward market curves for energy prices. These adjustments could be materially affected by changes in prices of power, coal and natural gas and changes in existing contract terms or the Contributed Entities entering into new contracts prior to the closing of the Merger Agreement Transactions.

(e)	Property, Plant and Equipment—represents the pro forma adjustments required to record the Contributed Entities’ power generating assets at their estimated fair value and eliminate the historical accumulated depreciation in accordance with purchase accounting guidelines. This adjustment was determined using Dynegy’s estimate of fair value based on discounted cash flows. This estimate is significantly affected by assumptions regarding environmental regulation, operating costs and the expected market prices for electricity, fuel and emission allowances and is subject to change based on the final purchase price allocation. This adjustment will be depreciated over the estimated remaining useful lives of the underlying assets, and could be materially affected by changes in fair value prior to the closing of the Merger Agreement Transactions.

(f)	Unconsolidated Investments—represents the pro forma adjustments required to record the fair value of New Dynegy’s interest in the Development LLC pursuant to the Merger Agreement Transactions. The fair value of New Dynegy’s interest is preliminary and subject to adjustment. Prior to the closing of the Merger Agreement Transactions, the fair value and related pro forma adjustments may be affected by actions taken by the LS Contributing Entities in connection with further development of the Development LLC’s projects, or by other factors, such as regulatory developments or changes in energy prices.

(g)	Intangible Assets—represents the pro forma adjustments required to record the Contributed Entities’ energy contracts that do not qualify as derivatives or are accounted for as “normal purchase, normal sale” transactions under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, at their estimated fair value. These adjustments will be amortized to earnings over the remaining lives of the underlying contracts. These adjustments were determined based on market information, where available, as well as Dynegy’s view of the forward market curves for energy prices. These adjustments could be materially affected by changes in prices of power, coal and natural gas and changes in existing contract terms or the Contributed Entities entering into new contracts prior to the closing of the Merger Agreement Transactions.

(h)	Goodwill—represents the excess of the purchase price over the fair values of the assets acquired and liabilities assumed. The estimated total purchase price is calculated in part on the average per share price of Dynegy common stock during the five-day period beginning two days before and ending two days after September 15, 2006, the date of the public announcement of the Merger Agreement Transactions. The per share price of Dynegy’s common stock was used to value the Class B shares that will be issued to the LS Contributing Entities upon the closing of the Merger Agreement Transactions as Dynegy considers the value of its common stock to be an appropriate proxy. See “The Merger—Background of the Merger Agreement Transactions.” The following table summarizes the purchase price calculation (in millions):

Value of Dynegy stock issued	$2,033
Cash consideration	100
Dynegy subordinated note	275
Estimated transaction costs	45

Total estimated purchase price	$2,453

Under the purchase method of accounting, the total estimated purchase price, as shown in the table above, is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values on the date the transaction closes (for purpose of these pro forma financial statements, that date has been assumed to be September 30, 2006). The fair value of these assets and liabilities is preliminary and is subject to change pending additional information that may come to the knowledge of Dynegy and restructuring decisions made prior to or upon completion of the Merger. Further, upon completion of the Merger or shortly thereafter, New Dynegy will obtain a third-party valuation of the Contributed Entities’ assets and liabilities in order to develop a definitive allocation of the purchase price. The following table summarizes the calculation of goodwill (in millions):

Purchase price	$2,453
Less net assets acquired	(1,608)

Goodwill	$845

This amount is impacted by changes in the fair value of the assets and liabilities acquired, and therefore could change materially based upon the factors discussed above, particularly those identified in footnotes (d), (e) and (f).

Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized; rather, impairment tests are performed at least annually or more frequently if circumstances indicate an impairment may have occurred. If an impairment exists, the goodwill is immediately written down to its fair value through a current charge to earnings. Accordingly, the goodwill arising from the Merger will be subject to an impairment test at least annually.

(i)	Deferred Financing Costs—represents the pro forma adjustments required to eliminate the Contributed Entities’ deferred financing costs.

(j)	Other Long-Term Assets—represents the pro forma adjustments required to eliminate the Contributed Entities’ book value associated with various development assets. New Dynegy will acquire a 50% interest in the Development LLC, which will acquire these development assets (see note (f)) pursuant to the Merger Agreement Transactions.

(k)	Accrued Liabilities and Other Current Liabilities—represents the pro forma adjustments required to reflect the accrual of approximately $45 million of costs expected to be incurred by New Dynegy that are directly attributable to the Merger Agreement Transactions.

(l)	Long-Term Debt—represents the issuance of the New Dynegy Notes pursuant to the Merger Agreement Transactions as well as the issuance of the $70 million Griffith senior secured term loan. The pro forma adjustment also reflects a $13 million adjustment required to adjust the Contributed Entities’ third-party debt to its estimated fair value at close. The increase in the fair value of the debt will be amortized through interest expense over the remaining life of the debt. The final fair value determination will be based on prevailing market interest rates, adjusted for estimated issuance costs, at the completion of the Merger and the necessary adjustment will be amortized as a reduction (in the case of a premium to book value) or an increase (in the case of a discount to book value) to interest expense over the remaining life of the individual debt issues.

(m)	Deferred Income Taxes—represents the pro forma adjustments required to (i) record the estimated difference between the tax basis and the book basis of current assets and liabilities subsequent to the purchase price allocation and (ii) record the estimated difference between the tax basis and the book basis of non-current assets and liabilities subsequent to the purchase price allocation. These estimates are based on an estimated prospective statutory tax rate of approximately 37% and could change based on changes in the applicable tax rates and finalization of the combined company’s tax structure.

(n)	Other Long-Term Liabilities—represents the pro forma adjustments required to record the fair value of out-of-the money energy contracts held by the Contributed Entities. These adjustments will be amortized to earnings over the remaining lives of the underlying contracts. These adjustments were determined based on market information, where available, as well as Dynegy’s view of the forward market curves for energy prices. These adjustments could be materially affected by changes in prices of power, coal and natural gas and changes in existing contract terms or the Contributed Entities entering into new contracts prior to the closing of the Merger Agreement Transactions.

(o)	Dynegy Class B Common Stock—represents the pro forma adjustments required to convert Dynegy’s current Class B common stock to New Dynegy Class A common stock at par value of $0.01.

(p)	New Dynegy Class B Common Stock—represents the pro forma adjustments required for the issuance of 340 million shares of New Dynegy Class B common stock to the LS Contributing Entities at par value of $0.01 pursuant to the Merger Agreement Transactions.

(q)	Common Stockholders’ Equity—represents the pro forma adjustments required to eliminate the historical equity of the Contributed Entities.

(r)	Accumulated Deficit—includes $6 million of income associated with the extinguishment of the remaining value of the Dynegy-Kendall tolling arrangement as required by EITF 04-01, “Accounting for Pre-existing Contractual Relationships between the Parties to a Purchase Business Combination.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Dynegy

Please see Dynegy’s annual report on Form 10-K for the fiscal year ended December 31, 2005, as amended, and its quarterly report on Form 10-Q for the quarterly period ended September 30, 2006, each as filed with the SEC, for Dynegy’s historical consolidated financial data as of December 31, 2005 and 2004 and September 30, 2006 and for each of the years in the three-year period ended December 31, 2005 and for each of the nine-month periods ended September 30, 2006 and 2005, and for management’s discussion and analysis of Dynegy’s consolidated financial condition and results of operations as of such dates and for such periods, which are incorporated by reference herein.

Please also see “Summary Historical and Unaudited Pro Forma Condensed Consolidated/Combined Financial Data—Summary Historical Consolidated Financial Data of Dynegy.”

The Contributed Entities

The following discussion should be read together with the Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates, including the notes thereto, starting on page F-2 of this proxy statement/prospectus. The combined financial data and financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates reflects the financial condition, results of operations and cash flows of the Contributed Entities.

Overview

The LS Power Group is a group of private companies focusing on investing in, developing and managing power generation assets. The Contributed Entities, which form parts of the LS Power Group, currently hold controlling ownership interests in entities that own 11 power generation projects (including ten operating facilities and one facility currently under construction) located across six states and five power markets in the United States, representing approximately 8,000 MW in total generation capacity. The Contributed Entities also are currently developing several other coal and gas-fired power generation facilities throughout the United States.

The LS Power Group acquired the operating assets of the Contributed Entities through three separate acquisitions. As described in more detail below, the acquisitions of the operating assets occurred in different fiscal years, and each set of assets is reflected in the combined financial statements for the respective dates and periods in which they were owned by the LS Contributing Entities. As a result, period-to-period comparisons and analyses of the financial condition and results of operations of the Power Generation Business of LS Power Development, LLC and Affiliates may not be helpful to understanding the financial and operational performance of the Contributed Entities as a whole. You are urged to carefully read the discussion that follows to understand which assets are included in the combined financial statements as of each date and for each period presented.

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Kendall Acquisition. On December 1, 2004, LSP Kendall Holding, LLC, a Contributed Entity formed by the LS Power Group, acquired from a subsidiary of NRG Energy, Inc. all of the outstanding membership interest of LSP-Kendall Energy, LLC, which owns the Kendall power generation facility (“Kendall”) and LSP Equipment, LLC, an affiliated entity. The acquisition of Kendall and LSP Equipment, LLC was accounted for by the LS Power Group under the purchase method of accounting. As a result, the Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates begin on December 1, 2004. For all periods prior to December 1, 2004, the combined financial statements presented in this proxy statement/prospectus are the predecessor financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC.

•	Ontelaunee Acquisition. On October 6, 2005, LSP Ontelaunee Holding, LLC, a Contributed Entity formed by the LS Power Group, acquired from a subsidiary of Calpine Corporation all of the outstanding membership interest of Ontelaunee Power Operating Company, LLC, which owns the Ontelaunee power generation facility (“Ontelaunee”). The acquisition was accounted for by the LS Power Group under the purchase method of accounting, and the financial condition, results of operations and cash flows of LSP Ontelaunee Holding, LLC have been included in the Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates since October 6, 2005. The financial condition, results of operations and cash flows of Ontelaunee Power Operating Company, LLC have not been included in the combined financial statements as of any dates or for any periods prior to its acquisition by the LS Power Group on October 6, 2005.

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Acquisition of the LS Generation Facilities. On May 4, 2006, LS Power Generation, LLC, a Contributed Entity formed by the LS Power Group, acquired from subsidiaries of Duke Energy, Inc. (“Duke”) all of the ownership interests Duke held in entities that own seven power generation facilities, and lease one power generation facility, in the western and northeastern United States. As part of this acquisition, LS Power Generation, LLC acquired 50% of the ownership interest of the Griffith power generation facility (“Griffith”), with the remaining 50% of the ownership interest in Griffith subsequently being acquired by a wholly owned subsidiary of LS Power Generation, LLC from a subsidiary of PPL Corporation (“PPL”) on June 30, 2006. The acquisition of the LS Generation Facilities (as defined on page 116) was accounted for by the LS Power Group under the purchase method of accounting, and the financial condition, results of operations and cash flows of LS Power Generation, LLC have been included in the Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates since May 4, 2006. The financial condition, results of operations and cash flows of the LS Generation Facilities have not been included in the combined financial statements as of any dates or for any periods prior to its acquisition by the LS Power Group.

For more detail on the operational and related data of these power generation facilities, see “Business of the Contributed Entities—Operating Assets Discussion.”

In addition, the Development Assets (as defined on page 117) are included in the Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates only from and after December 1, 2004. Although the Development Assets were owned by the Contributed Entities prior to December 1, 2004, the financial condition, results of operations and cash flows of the Development Assets were not material prior to such date and were therefore excluded from the combined financial statements for periods prior to such date.

The following discussion summarizes the dates, periods and assets that are included in the financial statements, included in this proxy statement/prospectus:

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Predecessor Combined Financial Statements. The predecessor combined financial statements include only the accounts of LSP-Kendall Energy, LLC and LSP Equipment, LLC and reflect results of operations and cash flows attained by Kendall’s and LSP Equipment, LLC’s prior owner. They are included for the following periods:

•	as of December 5, 2003 and for the period from January 1, 2003 to December 5, 2003;

•	as of December 31, 2003 and for the period from December 6, 2003 to December 31, 2003; and

•	as of November 30, 2004 and for the period from January 1, 2004 to November 30, 2004.

•	Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates.

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December 1, 2004—December 31, 2004. The combined financial statements as of, and for the month ended, December 31, 2004 present the financial condition, results of operations and cash flows of Kendall, LSP Equipment, LLC and the Development Assets for and as of those periods.

•	January 1, 2005—December 31, 2005. The combined balance sheet as of December 31, 2005 presents the financial condition of Kendall, Ontelaunee, LSP Equipment, LLC and the Development

Assets as of December 31, 2005. The combined statement of operations and combined statement of cash flows for the year ended December 31, 2005 presents the results of operations and cash flows of Kendall, LSP Equipment, LLC and the Development Assets for the year ended December 31, 2005, and Ontelaunee for the period from October 6, 2005 to December 31, 2005.

•	Combined Interim Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates

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January 1, 2005—September 30, 2005. The combined balance sheet as of December 31, 2005 presents the financial condition of Kendall, LSP Equipment, LLC and the Development Assets. The combined statement of operations and combined statement of cash flows for the nine months ended September 30, 2005 presents the results of operations and cash flows of Kendall, LSP Equipment, LLC and the Development Assets.

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January 1, 2006—September 30, 2006. The combined balance sheet as of September 30, 2006 presents the financial condition of Kendall, Ontelaunee, LSP Equipment, LLC, the LS Generation Facilities and the Development Assets. The combined statement of operations and combined statement of cash flows for the nine months ended September 30, 2006 presents the results of operations and cash flows of Kendall, Ontelaunee, LSP Equipment, LLC and the Development Assets for the nine months ended September 30, 2006, and the LS Generation Facilities for the period from May 4, 2006 to September 30, 2006.

Because the power generation facilities owned by the Contributed Entities were not all acquired in the same period, period-to-period comparisons and analyses of the combined financial condition and results of operations of the Contributed Entities may not be helpful to understanding the financial and operational performance of the Contributed Entities as a whole. Specifically:

•

A comparison of the financial condition and results of operations of the Contributed Entities as of, and for the years ended, December 31, 2004 and 2003 should take into account that the LS Power Group acquired Kendall and LSP Equipment, LLC on December 1, 2004. Prior to being acquired by the LS Power Group, Kendall was managed and operated by its prior owner under policies and directions different from those being pursued by the LS Power Group subsequent to its acquisition of Kendall. As a result, the financial condition and results of operations of the Contributed Entities as of dates and for periods prior to December 1, 2004 may not be comparable to the financial condition and results of operations of the Contributed Entities as of dates and for periods when Kendall and LSP Equipment, LLC were under the ownership of the LS Power Group.

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A comparison of the financial condition and results of operations of the Contributed Entities as of and for the twelve months ended December 31, 2005 and 2004 should, in addition to the Kendall acquisition described above, also take into account that the LS Power Group acquired Ontelaunee on October 6, 2005 and that the financial condition and results of operations of Ontelaunee have not been included in the combined financial statements as of or for any dates or periods prior to such date. As a result, the financial condition and results of operations of the Contributed Entities as of dates and for periods prior to October 6, 2005 may not be comparable to the financial condition and results of operations of the Contributed Entities as of dates and for periods when Ontelaunee was under the ownership of the LS Power Group.

•

A comparison of the financial condition and results of operations of the Contributed Entities as of September 30, 2006 and December 31, 2005 and for the nine months ended September 30, 2006 and 2005 should take into account that the LS Power Group acquired Ontelaunee on October 6, 2005 (subsequent to the nine-month period ended September 30, 2005) and acquired the LS Generation Facilities on May 4, 2006 (with the exception of 50% of the ownership interests in Griffith, which were acquired on June 30, 2006) and that the financial condition and results of operations of the Ontelaunee and LS Generation Facilities have not been included in the combined financial statements as of any dates or for any periods prior to their respective dates of acquisition by the LS Power Group. As a result, the financial condition and results of operations of the Contributed Entities as of dates and for periods prior to October 6, 2005 and May 4, 2006 may not be comparable to the financial condition and results of operations of the Contributed Entities as of dates and for periods when Ontelaunee and the LS Generation Facilities, respectively, were under the ownership of the LS Power Group.

Liquidity and Capital Resources

The liquidity and capital requirements of the Contributed Entities are primarily a function of debt maturities and debt service requirements, collateral requirements, other contractual obligations, capital expenditures and working capital needs. Examples of working capital needs include prepayments or collateral associated with purchases of commodities (particularly natural gas) and power sales agreements, as well as payments of facility operating and maintenance costs and other overhead costs. The liquidity and capital resources of the Contributed Entities are primarily derived from cash flows from operations, cash on hand, credit support arrangements and borrowings under various financing agreements. The management of the Contributed Entities believes that their current sources of liquidity and capital resources are sufficient to finance the Contributed Entities’ operations and necessary capital expenditures for the near future. The types of capital resources available to the Contributed Entities and their relative availability and cost are not expected to change materially in the near term, unless New Dynegy elects to implement an alternative capital structure following the completion of the Merger Agreement Transactions. In addition, the capital requirements of the development activities will need to be financed based on the attributes of each development project.

Debt Obligations

The Contributed Entities’ primary debt obligations as of September 30, 2006 consist of the outstanding debt under the various credit facilities that are secured by the operating assets and assets under construction of the Contributed Entities. These credit facilities include:

•	Senior secured credit facilities of LSP-Kendall Energy, LLC, as borrower, in connection with Kendall;

•	Senior secured credit facilities of Ontelaunee Power Operating Company, LLC, as borrower, in connection with Ontelaunee;

•	Senior secured credit facilities of LSP Gen Finance Co, LLC, as borrower, in connection with the LS Generation Facilities; and

•	Senior secured credit facilities of Plum Point Energy Associates, LLC (“PPEA”), as borrower, in connection with the Plum Point development project that is currently under construction.

The debt maturity profile of the Contributed Entities, as of September 30, 2006 and based on minimum scheduled principal payments is set forth below:

Maturity Year	Approximate Amount Due
2006	$ 3.5 million
2007	$ 14 million
2008	$ 14 million
2009	$ 164 million
2010	$ 16 million
2011	$ 18 million
Thereafter	$2,100 million

For more information, please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

In connection with the Merger Agreement Transactions, Dynegy is exploring a number of options to ensure an appropriate capital structure for New Dynegy. Considerations include refinancing certain of the project financings of the Contributed Entities, changes to the existing DHI bank debt arrangements, including a larger revolving credit facility, and increasing the capacity of existing letter of credit facilities to support New Dynegy’s liquidity and collateral needs. As a result of Dynegy’s review and discussions with potential lenders to New Dynegy, Dynegy may elect to pursue alternative capital structures to be implemented in connection with the Merger Agreement Transactions. Dynegy’s review is on-going and the ultimate capital structure to be established by New Dynegy will depend on financial market conditions relating to the availability of capital, the interest rate environment and other factors that are beyond its control. Such alternative capital structures, if they are implemented, could affect New Dynegy’s earnings and cash flows in 2007 and beyond.

Kendall Credit Facilities

On October 7, 2005, LSP-Kendall Energy, LLC, as borrower, entered into an eight-year $422 million senior secured term loan facility and a six-year $10 million senior secured liquidity facility, which are referred to collectively as the Kendall credit facilities. As of September 30, 2006, approximately $405 million was outstanding under the term loan facility and no amounts were outstanding under the liquidity facility.

Interest accrues on the term loan and borrowings under the liquidity facility at the rate of the London Interbank Offered Rate (“LIBOR”) plus 2.00% per annum or the alternate base rate (which is equal to the greater of the federal funds effective rate plus 0.50% and the prime rate of Credit Suisse, as administrative agent) plus 1.00% per annum, payable on a quarterly basis. A commitment fee of 0.50% per annum is payable on the average daily unused amount of the liquidity facility. Principal payments on the term loan are payable quarterly at the rate of 1.00% per annum of the original $422 million principal amount of the term loan plus a percentage of excess cash flow, if any, with the balance of the term loan due at maturity. The term loan matures in October 2013 and the liquidity facility matures in October 2011.

For more information on the Kendall credit facilities, please see please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Ontelaunee Credit Facilities

On May 5, 2006, Ontelaunee Power Operating Company, LLC, as borrower, entered into a $100 million first lien senior secured term loan facility and a $50 million second lien senior secured term loan facility, which are referred to collectively as the Ontelaunee credit facilities. As of September 30, 2006, there was $150 million outstanding under the Ontelaunee credit facilities.

Interest accrues on borrowings under the first lien term loan facility at LIBOR plus 2.00% per annum or at the alternate base rate (which is equal to the greater of the publicly quoted “base rate” and the federal funds effective rate plus 0.50%) plus 1.00% per annum. Interest accrues on borrowings under the second lien term loan facility at LIBOR plus 4.00% per annum or at the alternate base rate plus 3.00% per annum. The Ontelaunee credit facilities mature, and repayment of the entire original principal amount of the term loans is due, on May 5, 2009.

For more information on the Ontelaunee credit facilities, please see please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

LSP Gen Finance Credit Facilities

On May 4, 2006, LSP Gen Finance Co, LLC, as borrower, entered into a $100 million five-year first lien revolving and letter of credit facility (the “working capital facility”), a $950 million seven-year first lien term loan, a $40 million seven-year first lien delayed draw term loan, a $150 million eight-year second lien term loan and a $500 million seven-year first lien senior secured special letter of credit facility (the “special letter of credit facility”). On August 3, 2006, LSP Gen Finance Co, LLC, as borrower, entered into a $150 million five-year first lien senior secured letter of credit facility (the “five-year letter of credit facility”). As of September 30, 2006, approximately $13.9 million in letters of credit was outstanding under the working capital facility, approximately $965 million was outstanding under the first lien term loan (including the delayed draw term loan), approximately $150 million was outstanding under the second lien term loan, approximately $470.3 million in letters of credit was outstanding under special letter of credit facility and approximately $30 million in letters of credit was outstanding under the five-year letter of credit facility.

Interest accrues on borrowings under the first lien credit facilities at the rate of LIBOR plus 1.75% per annum or the base rate (which is equal to the greater of the federal funds effective rate plus 0.50% and the prime rate of the administrative agent under the applicable facility) plus 0.75% per annum, payable quarterly. Interest accrues on the second lien term loan at the rate of LIBOR plus 3.50% per annum or the base rate plus 2.50% per annum, payable quarterly. The first lien term loan and the first lien delay draw term loan amortize on a quarterly basis at the rate of 0.25% of the aggregate amount of the applicable loan on the date of funding. A commitment fee of 0.50% per annum accrues on the daily unused balance of the working capital facility. The five-year letter of credit facility requires a 0.50% per annum commitment fee on the daily unused balance and a 1.75% per annum issuance fee on the aggregate face amount of the letters of credit issued thereunder. The special letter of credit facility requires a 0.875% per annum commitment fee on the daily unused balance and a 0.875% per annum issuance fee on the aggregate amount of letters of credit issued thereunder. Under the five-year letter of credit facility and the special letter of credit facility, any drawn letters of credit may be converted into term loans, at the borrower’s option, at a rate of LIBOR plus 1.75% per annum.

For more information on the LSP Gen Finance credit facilities, please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Plum Point Credit Facilities

On March 14, 2006, PPEA, as borrower, entered into a $423 million eight-year senior secured first lien term loan facility, a $50 million six-year senior secured first lien revolving credit facility and a $102 million eight-year senior secured first lien funded letter of credit facility that is utilized to back-stop certain tax-exempt bonds. It has also obtained a $175 million 8 1/2-year second lien term loan facility. As of September 30, 2006, approximately $376 million was outstanding under the first lien term loan facility, no amounts were outstanding under the first lien revolving credit facility and approximately $157 million was outstanding under the second lien term loan facility. In addition, letters of credit in the aggregate amount of approximately $101.5 million were outstanding under the first lien funded letter of credit facility.

Borrowings under the first lien term loan facility and the revolving credit facility, and any funds drawn on letters of credit outstanding under the first lien letter of credit facility, bear interest at the rate of LIBOR plus 3.25% per annum or the alternate base rate (which is equal to the greater of the federal funds effective rate plus 0.50% and the prime rate of Credit Suisse, as administrative agent) plus 2.25% per annum. The borrower must also pay a commitment fee equal to 0.50% per annum of the undrawn amount of the revolving credit facility. The first lien term loan facility and first lien letter of credit facility mature in March 2014, and the revolving credit facility matures in March 2012. The first lien term loan amortizes at the rate of 1.00% per annum, payable in quarterly installments of 0.25% of the original aggregate principal amount of the first lien term loan and with payments beginning in the first quarter following the date that the Plum Point power plant enters operation. The balance of the principal amount of the first lien term loan will be payable at maturity. The undrawn amount under the funded letter of credit facility bears interest at a rate of 3.25% per annum, plus any difference between LIBOR and the rate realized on the funded amount on deposit under the facility, which is typically in the range of 0.12% to 0.25% per annum.

Borrowings under the second lien term loan facility bear interest at the rate of LIBOR plus 3.25% per annum or the alternate base rate plus 2.25% per annum, in either case plus an additional 2.00% per annum of interest that is capitalized into the unpaid principal amount of the second lien term loan at the applicable interest payment date. The second lien credit facility matures in September 2014. The second lien term loan does not amortize, and the entire principal amount of the second lien term loan will be payable at maturity.

For more information on the Plum Point credit facilities, please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Covenants

The applicable Contributed Entities under the credit facilities described above are subject to certain covenants pursuant to the terms of the credit facilities. Those Contributed Entities are currently in compliance with these covenants. If any of the Contributed Entities were to fail to comply with its applicable covenants, however, the financial condition, results of operations and cash flows of the Contributed Entities could be materially adversely affected.

Interest Rate Swaps

The applicable Contributed Entities have entered into certain interest rate swap agreements with investment-grade counterparties to reduce their exposure to the risks of changing interest rates under the credit facilities described above. Under these interest rate swap agreements, the floating interest rate components of a portion of the obligations under the credit facilities have been converted to fixed rates. As of September 30, 2006, the interest rate swap agreements consisted of the following:

Contributed Entity	Notional Amount (in millions)	Fair Value (in millions)	Average Fixed Rate	Termination Date
Plum Point Energy Associates, LLC	$123	$(3.66)	5.15%	March 2014
LSP Gen Finance Co, LLC	$1,002	$(7.67)	5.19%	March 2016
LSP-Kendall Energy, LLC	$386	$3.54	4.80%	September 2015

In a rising interest rate environment, such as during 2005 and the first half of 2006, these floating-to-fixed interest rate swaps mitigate a significant portion of the Contributed Entities’ exposure to interest rate risks under their credit facilities. The Contributed Entities expect $1.9 million of deferred net gains on interest rate swaps accumulated in other comprehensive income to be recognized in earnings in the next twelve months from September 30, 2006. While changes in interest rates are dependent on macroeconomic factors that are beyond the Contributed Entities’ control, these interest rate swaps will reduce the direct impact of such changes on the Contributed Entities’ interest costs and cash interest expense. For more information, please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Collateral Postings

The Contributed Entities use a significant portion of their capital resources, primarily in the form of letters of credit, to satisfy collateral demands of counterparties to certain contracts. These counterparty collateral demands reflect counterparties’ views of the relevant Contributed Entities’ financial condition and ability to satisfy their performance obligations under such contracts, as well as market conditions and other factors (such as commodity prices). The consolidated collateral postings of the Contributed Entities to third parties were $797.4 million and $38.2 million at September 30, 2006 and December 31, 2005, respectively.

The counterparties’ future collateral demands are expected to continue to reflect changes in commodity prices, including seasonal changes in weather-related demand, changes in number and nature of power sale agreements, as well as the counterparties’ views of the creditworthiness of the relevant Contributed Entities. Considering these and other relevant factors and the structures of the existing agreements, the Contributed Entities’ combined collateral postings to third parties at September 30, 2007 are not expected to be materially different from their combined collateral postings to third parties at September 30, 2006. Therefore, absent the implementation of an alternative capital structure, or the execution of additional material tolling and hedging transactions, by New Dynegy following the completion of the Merger Agreement Transactions, a significant portion of the Contributed Entities’ capital resources will continue to be used to satisfy counterparty collateral demands. It is expected that the Contributed Entities will maintain sufficient capital resources to satisfy such counterparty collateral demands for at least the next twelve months.

Disclosure of Contractual Obligations and Contingent Financial Commitments

The Contributed Entities incur contractual obligations and financial commitments in the normal course of their operations and financing activities. Contractual obligations include future cash payments required under existing contracts. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities. Financial commitments represent contingent obligations that become payable only if specified events occur. Details on these obligations are set forth below:

Contractual Obligations

The following table summarizes the contractual obligations of the Contributed Entities, as of September 30, 2006. Cash obligations reflected are not discounted and do not include related interest, accretion or dividends.

	Payments Due by Period (in millions)
	Total	2007	2008	2009	2010	2011	Thereafter
Long-term debt (including Current Portion)	$2,302.5	$14.1	$14.1	$164.1	$16.2	$18.4	$2,075.6
Interest payments (1)	1,279.5	186.5	181.9	169.9	164.2	162.2	414.8
Other contractual obligations (2)	693.8	48.3	44.6	34.5	57.5	93.8	415.1

Total contractual obligations	$4,275.8	$248.9	$240.6	$368.5	$237.9	$274.4	$2,905.5

(1)	Interest payments were calculated based on the outstanding long-term debt balance as of September 30, 2006, future minimum mandatory principal repayments and interest rate swap agreements, and include letter of credit fees.

(2)	This amount excludes an obligation under lease arrangements related to the South Bay facility that have been fully defeased. Fixed costs under long-term service agreements are included, but variable costs, the precise timing and magnitude of which cannot be predicted, are not included. Such variable costs are reflected in historical results included elsewhere in this proxy statement/prospectus. The amount also excludes obligations of approximately $439.4 million under a construction contract related to Plum Point. Construction is expected to be completed in 2010.

Long-Term Debt

Total long-term debt as of September 30, 2006 is included in the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates. For additional information relating to the Contributed Entities, long-term debt obligations, please see Note 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Other Contractual Obligations

Other contractual obligations include amounts related to various interconnection agreements, gas transportation agreements, energy and fuel services agreements, operations and maintenance agreements, long-term service agreements and other contracts relating to the operations of the power generation facilities owned by the Contributed Entities. The term “interconnection” refers to facilities that create a direct connection between two utilities, systems or control areas. Please see Notes 7 and 8 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Contingent Financial Obligations

The following table provides a summary of the contingent financial obligations of the Contributed Entities as of September 30, 2006 on an undiscounted basis. These obligations represent contingent obligations that may require a payment of cash upon the occurrence of specified events.

	Expiration by Period
	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
	(in millions)
Letters of Credit (1)	$797.4	$171.7	$356.0	$269.7	$—
Reserve accounts	6.5	6.5	—	—	—
Asset retirement obligations	31.4	—	—	26.6	4.8

Total financial commitments	$835.3	$178.2	$356.0	$296.3	$4.8

(1)	These letters of credit support in part obligations to Duke under the purchase and sale agreement with Duke for the LS Generation Facilities, pursuant to which Duke guarantees uncapped obligations of various LS Generation Facilities to third parties.

Off-Balance Sheet Arrangements

The Contributed Entities provided letters of credit to support certain of their performance obligations to Duke under the purchase and sale agreement with Duke for the LS Generation Facilities.

South Bay is party to a Lease Agreement (the “South Bay Lease”) with the San Diego Unified Port District (“SDUPD”) pursuant to which South Bay is currently leasing the existing South Bay facility from the SDUPD. The South Bay Lease will terminate on the later of February 1, 2010 and the date on which South Bay is no longer subject to a reliability must-run contract with the California Independent System Operator (“CAISO”). Upon termination of the South Bay Lease, South Bay will be obligated, at its sole cost and expense, to decommission, dismantle and remove the existing power plant facility. In addition, pursuant to a separate Environmental Remediation Agreement (the “ERA”) between South Bay and the SDUPD, South Bay is responsible for remediation of any contamination that may have been released at the existing South Bay facility site after commencement of the lease, as well as remediation of certain parcels in the vicinity of the South Bay facility site. Pursuant to the asset purchase agreement under which the SDUPD purchased the South Bay facility and related properties from San Diego Gas and Electric (“SDG&E”), SDG&E indemnified the SDUPD for certain types of pre-existing contamination, including certain types of pre-closing contamination at the South Bay facility, and South Bay is a beneficiary of these SDG&E indemnities.

South Bay’s decommissioning, dismantling and removal obligations under the South Bay Lease, as well as its environmental cleanup obligations under the related ERA, are guaranteed by Duke Capital, LLC (“Duke Capital”). In the event Duke Capital was required to perform under such guaranties, Duke Capital would be permitted to draw upon letters of credit issued to Duke Capital by LSP Gen Finance Co, LLC pursuant to the LSP Gen Finance credit facilities totaling $38 million. In addition, LSP Gen Finance Co, LLC has agreed to indemnify Duke Capital for any losses Duke Capital may incur as a result of the existing guaranties. As of September 30, 2006, the Contributed Entities had recorded a $22.5 million liability for their decommissioning, dismantling and removal obligations.

Each of the Morro Bay, Moss Landing and Oakland facilities were purchased from Pacific Gas and Electric Company (“PG&E”) in 1997. Each of the current owners of these plants agreed under the purchase and sale agreements with PG&E to indemnify PG&E for liabilities arising out of post-closing environmental contamination and certain other types of claims caused by the current owners. These entities’ obligations under the purchase and sale agreements, including such indemnification obligations, are guaranteed by Duke Capital. In the event Duke Capital were required to perform under such guaranties, Duke Capital would be permitted to draw upon letters of credit issued to Duke Capital by LSP Gen Finance Co, LLC pursuant to the LSP Gen

Finance credit facilities totaling $15 million (capped at $5 million per project). In addition, LSP Gen Finance Co, LLC has agreed to indemnify Duke Capital for any losses Duke Capital may incur as a result of the existing guaranties. The current owners of the Morro Bay, Moss Landing and Oakland facilities are also beneficiaries of indemnities provided by PG&E for certain matters, including certain types of pre-existing environmental contamination. The Contributed Entities do not expect to incur material costs in connection with such agreements.

Capital Expenditures and Construction in Progress

The Contributed Entities had approximately $1.3 million in capital expenditures and construction in progress during 2005 and approximately $72.7 million in capital expenditures during the nine-month period ended September 30, 2006. The expected capital expenditures for the years ended 2006 and 2007 are approximately $100.0 million and $183.0 million, respectively. The increase is due to the construction of the Plum Point project, which is expected to be completed in 2010. A substantial portion of the costs associated with the construction of the Plum Point project is fixed under an engineering, procurement and construction contract and is expected to remain stable. However, if any of the other power generation development projects controlled by the Development LLC enters into the construction phase, New Dynegy could be required to seek additional capital in the future to support the construction of these projects.

Financing Trigger Events

The debt instruments and other financial obligations of the Contributed Entities include provisions which, if not met, could require early payment, additional collateral support or similar actions. These trigger events include leverage ratios, interest coverage ratios and other financial covenants, insolvency events, defaults on scheduled principal or interest payments, acceleration of other financial obligations and change of control provisions.

Commitments and Contingencies

For additional discussion of the Contributed Entities’ commitments and contingencies, please read Note 14 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Liquidity Sources

The primary liquidity sources for the Contributed Entities are capacity under the credit facilities described above, cash flows from operations and cash on hand.

Credit Facilities. As of September 30, 2006, LSP-Kendall Energy, LLC had revolver capacity of approximately $10 million under the Kendall credit facilities. As of September 30, 2006, LSP Gen Finance Co., LLC had approximately $149.7 million of letter of credit capacity, and approximately $86.1 million of revolver capacity, under the LSP Gen Finance credit facilities. As of September 30, 2006, PPEA had approximately $50 million of revolver capacity under the Plum Point credit facilities.

Cash Flows from Operations. The Contributed Entities had operating cash flows of approximately $1.3 million for the year ended December 31, 2005 and approximately $37 million for the nine-month period ended September 30, 2006. The increase is due to the inclusion of operating cash flows from Ontelaunee from October 6, 2005 and operating cash flows from the LS Generation Facilities from May 4, 2006.

Over the longer term, the operating cash flows of the Contributed Entities will be impacted by, among other things, management of operating costs, including costs for fuel and maintenance, as well as demand for electricity, fluctuating commodity prices, plant reliability and the power sale, tolling and financial call-option agreements entered into from time to time. Please see “—Historical Cash Flows” below for additional discussion on the Contributed Entities’ operating cash flows.

Cash on Hand. As of September 30, 2006 and December 31, 2005, the Contributed Entities had cash on hand of approximately $550.3 million and $33.6 million, including restricted cash of $500.9 million and $29.8 million respectively. The increase in cash on hand at September 30, 2006 as compared to December 31, 2005 is attributable to an increase in restricted cash balance of approximately $471.2 million and an increase in cash and cash equivalents of $45.5 million. The increase in restricted cash in 2006 was primarily attributable to the remaining proceeds of $490.4 million from the issuance of term loans and tax-exempt bonds which are being used for the Plum Point construction in progress offset by a reduction of $19.1 million in the restricted cash balance of Ontelaunee. The increase in cash and cash equivalents in 2006 was primarily attributable to capital contributions of approximately $35 million received from the current owners of the Contributed Entities and retained cash flow of approximately $5 million generated by Ontelaunee. As the construction of the Plum Point project progresses, it is expected that the amount of restricted cash on hand of the Contributed Entities will gradually decrease as the portion of restricted cash attributable to proceeds from the term loans and tax-exempt bonds issued to support Plum Point’s construction are used for such purpose.

The Contributed Entities expect to maintain sufficient liquidity, through their credit facilities, operating cash flows and cash on hand, to satisfy their debt and other capital requirements.

Historical Cash Flows

The Contributed Entities obtain cash from operations as well as proceeds from investment and financing activities related to the acquisitions and operations of the power generation facilities that they own. The following table summarizes the various types of cash flows received by the Contributed Entities for their fiscal years 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005.

	Predecessor Company January 1, 2003 to December 5, 2003	Predecessor Reorganized Company December 6, 2003 to December 31, 2003	Predecessor Reorganized Company Eleven Months Ended November 30, 2004	One Month Ended December 31, 2004	Year Ended December 31, 2005	Nine months ended September 30,
						2005	2006
(in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Cash provided by (used in) operating activities	$15,916	$(668)	$16,786	$(4,138)	$1,320	$9,586	$36,980
Cash provided by (used in) investing activities	(10,285)	2,853	(18,124)	4,099	(207,183)	$7,832	$(2,226,725)
Cash provided by (used in) financing activities	(5,631)	(2,185)	1,338	39	209,635	$(17,212)	$2,235,212

Increase in cash and cash equivalents	$—	$—	$—	$—	$3,772	$206	$45,467

Operating Cash Flows. For the nine-months ended September 30, 2006, the Contributed Entities had operating cash flows of approximately $37 million, based on an operating net income of approximately $40 million. For the year ended December 31, 2005, the operating cash flows of the Contributed Entities totaled approximately $1.3 million, based on an operating net loss of $49.2 million that was offset primarily by depreciation and amortization amounts related to the Kendall acquisition in December 2004 and the related financing arrangement. For the year ended December 31, 2004, the operating cash flows of the Contributed Entities totaled approximately $12.6 million, based on an operating net loss of approximately $23.1 million that was offset primarily by impairment charges associated with a write-down of property, plant and equipment incurred by the predecessor entity. For the year ended December 31, 2003, the Contributed Entities had operating cash flows of approximately $15.2 million, based on an operating net loss of $231.3 million that was offset primarily by impairment charges incurred by the predecessor entity.

Cash Flows from Investment Activities. For the nine months ended September 30, 2006, the Contributed Entities had negative cash flows from investment activities of approximately $2.2 billion, which is primarily attributable to the acquisition of the LS Generation Facilities in May 2006 and the related assumption of liabilities, as well as an increase in restricted cash related to the financing for the construction of the Plum Point project. For the year ended December 31, 2005, the Contributed Entities had negative cash flows from investment activities of approximately $207.2 million, which is primarily attributable to the acquisition of Ontelaunee in October 2005 and the related assumption of liabilities. For the year ended December 31, 2004, the Contributed Entities had negative cash flows from investment activities of approximately $14.0 million, which is primarily due to a change in restricted cash attributable to Kendall. For the year ended December 31, 2003, the Contributed Entities had negative cash flows from investment activities of approximately $7.4 million, which is primarily due to a change in restricted cash attributable to activities at the predecessor entity.

Cash Flows from Financing Activities. For the nine months ended September 30, 2006, cash flows from financing activities for the Contributed Entities totaled approximately $2.2 billion, which is attributable primarily to proceeds from capital contributions and long-term debt related to the acquisition of the LS Generation Facilities and the construction of the Plum Point project. For the year ended December 31, 2005, cash flows from financing activities for the Contributed Entities totaled approximately $209.6 million, which is attributable primarily to the repayment of existing debt being offset by the proceeds from capital contributions and term loans associated with the Kendall and Ontelaunee credit facilities. For the year ended December 31, 2004, cash flows from financing activities for the Contributed Entities totaled approximately $1.4 million, which is attributable primarily to capital contributions offset by principal payments on long-term debt. Cash used in financing activities by the Contributed Entities for the year ended December 31, 2003 totaled approximately $7.8 million, representing primarily repayment of long-term debt by the predecessor entity.

Conclusion. As described in “—Overview,” because the various power generation facilities owned by the Contributed Entities were not all acquired in the same period, quantitative and qualitative period-to-period comparisons of the Contributed Entities’ income and cash flows may not be helpful to understand the financial and operational performance of the Contributed Entities as a whole. The acquisition of the various power generation facilities at different times not only affected the operating cash flows of the Contributed Entities, but the financing arrangements related thereto also affected cash flows from investment and financing activities. As a result, the historical cash flow amounts presented in this section may not be indicative of how the Contributed Entities will perform in the future.

In general, earnings and cash flows of the Contributed Entities are affected by factors such as changes in energy prices, weather conditions, availability and price of underlying fuel sources and other general economic conditions. They are also subject to seasonal fluctuation due to greater demand for energy and volatility of energy prices during the summer months. Most of these factors are outside of the Contributed Entities’ control, and it is uncertain how any of these factors may impact the income or cash flows of the Contributed Entities in the future.

Results of Operations

The following discusses the results of operations of the Contributed Entities for their fiscal years ended December 31, 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005. As discussed above under “—Overview,” the results of operations of the Contributed Entities were significantly affected by the acquisitions of the various Contributed Entities at different times during these periods. Furthermore, the prior owners of the Contributed Entities no longer manage them, and the policies and strategies of the LS Power Group, who currently manages the Contributed Entities, may differ significantly from the policies and strategies of the parties that formerly owned and managed the Contributed Entities. As a result, a comparison of the results of operations of the Contributed Entities for the periods indicated above must take into account that the results of operations of the Contributed Entities prior to the acquisition of a particular power generation facility may not be comparable to the results of operations of the Contributed Entities following such acquisition.

The Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates include combined statements of operations for the year ended December 31, 2005 and combined statements of operations for the month ended December 31, 2004. The results of operations for the year ended December 31, 2003 and for the eleven-month period ended November 30, 2004 are derived from the predecessor financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC included elsewhere in this proxy statement/prospectus. No predecessor financial statements have been included for any other Contributed Entities or for any other periods. For more information on how the nature and timing of the acquisitions of the various Contributed Entities by the LS Power Group may affect the comparability of the Contributed Entities’ results of operations for different periods, see “—Overview.”

Summary Financial Information

The following table presents summary financial information on the results of operations of the Contributed Entities for their fiscal years 2005, 2004 and 2003 and for the nine months ended September 30, 2006 and 2005.

	Predecessor Company January 1, 2003 to December 5, 2003 (1)	Predecessor Reorganized Company December 6, 2003 to December 31, 2003 (1)	Predecessor Reorganized Company Eleven Months Ended November 30, 2004 (2)	One Month Ended December 31, 2004 (2)	Year Ended December 31, 2005	Nine months ended September 30,
(in thousands)						2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)		(unaudited)	(unaudited)
Revenues:
Energy and capacity revenues	$60,662	$4,518	$73,446	$2,680	$65,537	$53,658	$650,825
Ancillary revenues	—	—	—	—	373	—	14,421

Total revenues	60,662	4,518	73,446	2,680	65,910	53,658	665,246

Expenses:
Fuel and operations and maintenance expenses	22,435	729	22,260	1,396	43,985	34,625	506,686
Depreciation	23,056	1,161	13,721	387	6,573	3,512	33,062
Project development expenses	—	—	—	1,171	16,097	9,269	14,090
General and administrative expenses	2,483	362	5,601	161	5,215	2,040	17,919
Fresh start reporting adjustments (3)	222,811	—	—	—	—	—	—
Impairment charge (3)	—	—	28,947	—	—	—	—

Total expenses	270,785	2,252	70,529	3,115	71,870	49,446	571,757

Income (loss) from operations	(210,123)	2,266	2,917	(435)	(5,960)	4,212	93,489
Interest expense and amortization of deferred financing costs	(21,441)	(1,962)	(33,634)	(3,828)	(57,160)	(33,725)	(105,027)
Interest income	200	—	347	87	1,121	693	15,003
Other income (expense), net	(210)	17	9,098	2,375	12,786	12,119	33,830
Minority interest	—	—	—	—	—	—	5,969

Net income (loss) before income taxes	(231,574)	321	(21,272)	(1,801)	(49,213)	(16,701)	43,264

Income tax expense	—	—	—	—	—	—	(3,618)

Net income (loss)	$(231,574)	$321	$(21,272)	$(1,801)	$(49,213)	$(16,701)	$39,646

(1)	The combined summary results of operations for the Contributed Entities for the year ended December 31, 2003 have been derived from the combined unaudited statements of operations of LSP-Kendall Energy, LLC and LSP Equipment, LLC and do not include the results of operations of any other Contributed Entities. The combined unaudited predecessor financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC have been included elsewhere in this proxy statement/prospectus. None of the Contributed Entities was owned or managed by the LS Power Group at any time during the year ended December 31, 2003.
(2)	The combined summary results of operations for the Contributed Entities for the year ended December 31, 2004 have been derived from the combined unaudited statements of operations of the Contributed Entities for the month ended December 31, 2004 and from the combined unaudited predecessor financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC for the eleven months ended November 30, 2004 and do not include the results of operations of any other Contributed Entities (except, in the case of the month ended December 31, 2004, for the results of operations of LSP Kendall Holding, LLC and the Development Assets). The combined unaudited predecessor financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC have been included elsewhere in this proxy statement/prospectus. None of the Contributed Entities was owned or managed by the LS Power Group at any time prior to December 1, 2004. Although the Development Assets were owned by the Contributed Entities prior to December 1, 2004, the financial condition and results of operations of the Development Assets were not material prior to such date and were therefore excluded from the combined financial statements for periods prior to such date.
(3)	In connection with NRG Energy, Inc.’s emergence from bankruptcy, LSP-Kendall Energy, LLC adopted fresh start accounting (“Fresh Start”) in accordance with the requirements of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7). The application of SOP 90-7 resulted in the creation of a new reporting entity. Consequently, the financial statements of the Predecessor Reorganized Company and the Predecessor Company are separated by a black line to indicate that the assets, liabilities and equity as well as the results of operations are not comparable between periods. Under the requirements of Fresh Start, LSP-Kendall Energy, LLC had adjusted its assets and liabilities to their estimated fair values as of December 5, 2003. The net effect of all Fresh Start adjustments resulted in a loss of $222.8 million, which is reflected in the Predecessor Company’s results for the period from January 1, 2003 to December 5, 2003. In anticipation of the sale of its interests in Kendall, the carrying value of Kendall was compared to its estimated fair value and an impairment charge totaling $28.9 million was recorded for the period from January 1, 2004 to November 30, 2004.

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

Energy and Capacity Revenues

Combined energy and capacity revenues for the Contributed Entities for the nine months ended September 30, 2006 were approximately $650.1 million, compared to approximately $53.7 million for the nine months ended September 30, 2005. The difference was primarily related to the impact of the acquisitions of the LS Generation Facilities and Ontelaunee of $606.4 million, including $8.3 million of revenues due to changes in the fair value of heat rate call options, and a reduction in Kendall’s unit 4 merchant energy and capacity revenues of approximately $10 million as a result of reduced generation and lower average energy prices. The term “heat rate” refers to a measure of generating thermal efficiency, generally expressed in Btu per kilowatt-hour (“kWh”).

Ancillary Revenues

Combined ancillary revenues for the Contributed Entities for the nine months ended September 30, 2006 were approximately $14.4 million. There were no combined ancillary revenues for the Contributed Entities for the nine months ended September 30, 2005. The increase in combined ancillary revenues from the nine-month period ended September 30, 2005 to the nine-month period ended September 30, 2006 was the result of the acquisition of Ontelaunee and the LS Generation Facilities. Ancillary revenues are earned from the sale of ancillary services, which are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load and provide emergency reserves for major changes to the balance of generation and load.

Fuel and Operations and Maintenance Expenses

Combined fuel and operations and maintenance expenses for the Contributed Entities for the nine months ended September 30, 2006 were approximately $506.7 million. Combined fuel and operations and maintenance expenses for the Contributed Entities for the nine months ended September 30, 2005 were approximately $34.6 million. The difference was primarily related to the impact of the acquisitions of the LS Generation Facilities and Ontelaunee of approximately $489.5 million, a reduction in Kendall’s unit 4 fuel expense in 2006 of approximately $9.0 million as a result of reduced energy and capacity revenues and a reduction in Kendall’s property tax expense of approximately $3.5 million and a reversal of approximately $4.3 million of accrued expenses due to a favorable decision in the Kendall property tax appeal that resulted in a reduction in Kendall’s property tax assessment. For more information, please see Note 14 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Depreciation

Combined depreciation for the Contributed Entities for the nine months ended September 30, 2006 was approximately $33.1 million. Combined depreciation for the Contributed Entities for the nine months ended September 30, 2005 was approximately $3.5 million. The increase in combined depreciation was due to the impact of the acquisitions of the LS Generation Facilities and Ontelaunee of approximately $29.5 million.

Project Development Expenses

Combined project development expenses for the Contributed Entities for the nine months ended September 30, 2006 were approximately $14.1 million. Combined project development expenses for the Contributed Entities for the nine months ended September 30, 2005 were approximately $9.3 million. The increase in combined project development expenses from the nine-month period ended September 30, 2005 to the nine-month period ended September 30, 2006 was primarily due to the increased pursuit of new and existing greenfield development projects. Increased costs for such efforts related primarily to additional personnel costs and related overhead and travel costs of approximately $2.0 million and land options, permitting and legal costs related to these activities of approximately $2.7 million.

General and Administrative Expenses

Combined general and administrative expenses for the Contributed Entities for the nine months ended September 30, 2006 were approximately $17.9 million. Combined general and administrative expenses for the Contributed Entities for the nine months ended September 30, 2005 were approximately $2.0 million. In addition to the impact of the acquisitions of the LS Generation Facilities and Ontelaunee of approximately $13.5 million, there was an increase in Kendall’s bad debt expense of $2.0 million resulting from an arbitration settlement agreement whereby the claims and counterclaims of the parties were dismissed without prejudice. For more information, please see Note 14 to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006.

Interest Expense and Amortization of Deferred Financing Costs

Combined interest expense and amortization of deferred financing costs for the Contributed Entities for the nine months ended September 30, 2006 was approximately $105.0 million. Combined interest expense and amortization of deferred financing costs for the Contributed Entities for the nine months ended September 30, 2005 was approximately $33.7 million. In addition to the impact of the acquisitions of the LS Generation Facilities and Ontelaunee of approximately $54.7 million, there was also interest expense in the 2006 period of approximately $27.6 million on the outstanding debt incurred in connection with construction of the Plum Point project. Additionally, in 2005, Kendall had amortized to interest expense approximately $12.0 million of debt discount. Such debt discount had been recorded in purchase accounting in December 2004. The remainder of such discount was charged to expense in October 2005 in connection with Kendall’s debt refinancing.

Interest Income

Combined interest income for the Contributed Entities for the nine months ended September 30, 2006 was approximately $15.0 million. Combined interest income for the Contributed Entities for the nine months ended September 30, 2005 was approximately $0.7 million. In addition to the impact of the acquisitions of the LS

Generation Facilities and Ontelaunee of approximately $1.8 million, the increase in combined interest income from the nine-month period ended September 30, 2005 to the nine-month period ended September 30, 2006 was also impacted primarily by interest income of approximately $12.5 million on the remaining cash balance from the issuance of term loans being used for construction of the Plum Point project beginning in March 2006.

Other Income, Net

Combined other income, net, for the Contributed Entities for the nine months ended September 30, 2006 was approximately $33.8 million. Combined other income, net for the Contributed Entities for the nine months ended September 30, 2005 was approximately $12.1 million. The increase in combined other income, net, from the nine-month period ended September 30, 2005 to the nine-month period ended September 30, 2006 was primarily due to a $35.3 million gain recognized on sales of a portion of PPEA’s undivided interests in the Plum Point project in 2006 offset by a loss of $4.7 million on the sale of a portion of a gas option agreement in 2006 and approximately $8 million of income recorded in 2005 due to changes in the fair value of interest rate swap agreements that were not classified as cash flow hedges. Such interest rate swap agreements were terminated in October 2005 in connection with the refinancing of the existing debt relating to Kendall.

Income tax expenses

Combined income tax provision for the Contributed Entities for the nine months ended September 30, 2006 was approximately $3.6 million. At September 30, 2006, the Contributed Entities established a $3.6 million valuation allowance for a portion of the federal and state net operating losses due to the uncertainty of future earnings of certain entities included in the combined financial statements and the Contributed Entities’ management’s inability to effect a tax planning strategy to use such net operating losses due to the planned Merger Agreement Transactions with Dynegy. Combined income tax provision for the Contributed Entities for the nine months ended September 30, 2005 was zero. The entities included in the 2005 combined financial statements were organized as either limited liability companies or limited partnerships, which are pass-through entities for income tax purposes. Therefore, federal and state income taxes are assessed at the owner level. Accordingly, no provision was made for federal or state income taxes in the accompanying September 30, 2005 combined financial statements.

Year Ended 2005 Compared to Year Ended 2004

Energy and Capacity Revenues

Combined energy and capacity revenues for the Contributed Entities for fiscal year 2005 were approximately $65.5 million. Combined energy and capacity revenues for the Contributed Entities for fiscal year 2004 were approximately $76.1 million, consisting of approximately $2.7 million for the month ended December 31, 2004 and approximately $73.4 million for the eleven months ended November 30, 2004. The decrease in combined energy and capacity revenues from 2004 to 2005 was primarily due to the amortization of approximately $29.9 million in 2005 relating to the above-market portion of two power purchase agreements recorded as a reduction to energy and capacity revenues offset by higher Kendall unit 4 merchant energy and capacity revenues of approximately $15.8 million as result of increased generation for 2005 as compared to 2004. Kendall recorded the fair value of the power purchase agreements as intangible assets when acquired on December 1, 2004. Such agreements are being amortized over the life of the contract, resulting in a reduction to revenues.

Ancillary Revenues

Combined ancillary revenues for the Contributed Entities for fiscal year 2005 were approximately $0.4 million. There were no combined ancillary revenues in 2004. The increase in combined ancillary revenues from 2004 to 2005 was due to the acquisition of Ontelaunee.

Fuel and Operations and Maintenance Expenses

Combined fuel and operations and maintenance expenses for the Contributed Entities for fiscal year 2005 were approximately $44.0 million. Combined fuel and operations and maintenance expenses for the Contributed Entities for fiscal year 2004 were approximately $23.7 million, consisting of approximately $1.4 million for the month ended December 31, 2004 and approximately $22.3 million for the eleven months ended November 30, 2004. In addition to the impact of the acquisition of Ontelaunee of approximately $1.9 million, the increase in combined fuel and operations and maintenance expenses from 2004 to 2005 was also impacted primarily by an increase of approximately $15.2 million in Kendall’s unit 4 fuel costs related to the increase in energy and capacity revenues, an increase of approximately $1.3 million in maintenance parts and services and an increase of approximately $1.2 million in property taxes.

Depreciation

Combined depreciation for the Contributed Entities for fiscal year 2005 was approximately $6.6 million. Combined depreciation for the Contributed Entities for fiscal year 2004 was approximately $14.1 million, consisting of approximately $0.4 million for the month ended December 31, 2004 and approximately $13.7 million for the eleven months ended November 30, 2004. Offsetting the increase of approximately $1.8 million related to the acquisition of Ontelaunee was a decrease in combined depreciation from 2004 to 2005 of approximately $12.4 million due to purchase price adjustments made in connection with the Kendall acquisition in December 2004. A significant portion of the purchase price was assigned to acquired power purchase agreements as opposed to property, plant and equipment.

Project Development Expenses

Combined project development expenses for the Contributed Entities for fiscal year 2005 were approximately $16.1 million. Combined project development expenses for the Contributed Entities for fiscal year 2004 were approximately $1.2 million, consisting of approximately $1.2 million for the month ended December 31, 2004 and zero for the eleven months ended November 30, 2004. The increase in combined project development expenses from 2004 to 2005 was primarily due to the inclusion of only one month of activity in the 2004 combined financial statements. For periods prior to December 1, 2004 the combined financial statements included in this proxy statement/prospectus are predecessor combined financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC and do not include the Development Assets.

General and Administrative Expenses

Combined general and administrative expenses for the Contributed Entities for fiscal year 2005 were approximately $5.2 million. Combined general and administrative expenses for the Contributed Entities for fiscal year 2004 were approximately $5.8 million, consisting of approximately $0.2 million for the month ended December 31, 2004 and approximately $5.6 million for the eleven months ended November 30, 2004. Offsetting the impact of the acquisition of Ontelaunee of approximately $1.2 million was a decrease in combined general and administrative expenses from 2004 to 2005 due primarily to lower third party operator fees in the amount of approximately $0.5 million as a result of an amendment of the Kendall operations and maintenance agreement in May 2005 and higher predecessor corporate overhead expenses in 2004.

Interest Expense and Amortization of Deferred Financing Costs

Combined interest expense and amortization of deferred financing costs for the Contributed Entities for fiscal year 2005 was approximately $57.2 million. Combined interest expense and amortization of deferred financing costs for the Contributed Entities for fiscal year 2004 was approximately $37.4 million, consisting of approximately $3.8 million for the month ended December 31, 2004 and approximately $33.6 million for the eleven months ended November 30, 2004. In addition to the impact of the acquisition of Ontelaunee of approximately $0.7 million, the increase in combined interest expense and amortization of deferred financing costs from 2004 to 2005 was also impacted primarily by the write-off of the remaining Kendall debt discount balance of approximately $15.0 million in connection with Kendall’s debt refinancing in October 2005.

Interest Income

Combined interest income for the Contributed Entities for fiscal year 2005 was approximately $1.1 million. Combined interest income for the Contributed Entities for fiscal year 2004 was approximately $0.4 million, consisting of approximately $0.1 million for the month ended December 31, 2004 and approximately $0.3 million for the eleven months ended November 30, 2004. In addition to the impact of the acquisition of Ontelaunee of approximately $0.1 million, the increase in combined interest income from 2004 to 2005 was also impacted by higher interest rates on investments of restricted cash during 2005.

Other Income, Net

Combined other income, net for the Contributed Entities for fiscal year 2005 was approximately $12.8 million. Combined other income, net for the Contributed Entities for fiscal year 2004 was approximately $11.5 million, consisting of approximately $2.4 million for the month ended December 31, 2004 and approximately $9.1 million for the eleven months ended November 30, 2004. The increase in combined other income, net from 2004 to 2005 was primarily due to a $4.1 million consent fee received in 2005 in connection with the assignment of a power purchase agreement, which was partially offset by lower gains related to changes in the market value of interest rate swaps not designated as cash flow hedges of approximately $3.5 million.

Year Ended 2004 Compared to Year Ended 2003

Energy and Capacity Revenues

Combined energy and capacity revenues for the Contributed Entities for fiscal year 2004 were approximately $76.1 million, consisting of approximately $2.7 million for the month ended December 31, 2004 and approximately $73.4 million for the eleven months ended November 30, 2004. Combined energy and capacity revenues for the Contributed Entities for fiscal year 2003 were approximately $65.2 million, consisting of approximately $60.7 million for the period January 1, 2003 to December 5, 2003 and approximately $4.5 million for the period December 6, 2003 to December 31, 2003. The increase in combined energy and capacity revenues from 2003 to 2004 of $10.9 million was primarily due to higher Kendall unit 4 merchant revenues and power purchase agreement revenues in the amounts of approximately $8.4 million and approximately $1.4 million, respectively.

Fuel and Operations and Maintenance Expenses

Combined fuel and operations and maintenance expenses for the Contributed Entities for fiscal year 2004 were approximately $23.7 million, consisting of approximately $1.4 million for the month ended December 31, 2004 and approximately $22.3 million for the eleven months ended November 30, 2004. Combined fuel and operations and maintenance expenses for the Contributed Entities for fiscal year 2003 were approximately $23.2 million, consisting of approximately $22.4 million for the period January 1, 2003 to December 5, 2003 and approximately $0.8 million for the period December 6, 2003 to December 31, 2003. There were no significant variations in combined fuel and operations and maintenance expenses from 2003 to 2004.

Depreciation

Combined depreciation for the Contributed Entities for fiscal year 2004 was approximately $14.1 million, consisting of approximately $0.4 million for the month ended December 31, 2004 and approximately $13.7 million for the eleven months ended November 30, 2004. Combined depreciation for the Contributed Entities for fiscal year 2003 was approximately $24.2 million, consisting of approximately $23.1 million for the period January 1, 2003 to December 5, 2003 and approximately $1.1 million for the period December 6, 2003 to

December 31, 2003. The decrease in combined depreciation from 2003 to 2004 was primarily due to the write-down of property, plant and equipment as a result of Kendall’s adoption of Fresh Start accounting in December 2003.

Project Development Expenses

Combined project development expenses for the Contributed Entities for fiscal year 2004 were approximately $1.2 million, consisting of approximately $1.2 million for the month ended December 31, 2004 and zero for the eleven months ended November 30, 2004. There were no combined project development expenses included in the combined financial statements for periods prior to December 31, 2004. For periods prior to December 1, 2004 the combined financial statements included in this proxy statement/prospectus are predecessor combined financial statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC and do not include the Development Assets.

General and Administrative Expenses

Combined general and administrative expenses for the Contributed Entities for fiscal year 2004 were approximately $5.8 million, consisting of approximately $0.2 million for the month ended December 31, 2004 and approximately $5.6 million for the eleven months ended November 30, 2004. Combined general and administrative expenses for the Contributed Entities for fiscal year 2003 were approximately $2.8 million, consisting of approximately $2.5 million for the period January 1, 2003 to December 5, 2003 and approximately $0.3 million for the period December 6, 2003 to December 31, 2003. The increase in combined general and administrative expenses from 2003 to 2004 was primarily due to higher predecessor corporate overhead expenses.

Fresh Start Reporting Adjustments

Combined fresh start reporting adjustments for the Contributed Entities for fiscal year 2003 were approximately $222.8 million, consisting of approximately $222.8 million for the period January 1, 2003 to December 5, 2003 and zero for the period December 6, 2003 to December 31, 2003. Such adjustments were due to Kendall adopting the requirements of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7). The application of SOP 90-7 resulted in the creation of a new reporting entity. Under the requirements of Fresh Start, Kendall adjusted its assets and liabilities to their estimated fair values as of December 5, 2003. The net effect of all Fresh Start adjustments resulted in a loss of $222.8 million, which is reflected in the predecessor company’s results for the period from January 1, 2003 to December 5, 2003.

Impairment charge

Combined impairment charge for the Contributed Entities for fiscal year 2004 were approximately $28.9 million, consisting of approximately $28.9 million for the period January 1, 2004 to November 30, 2004 and zero for the period December 1, 2004 to December 31, 2004. Such charges represent a write-down of property, plant and equipment as a result of the planned sale of Kendall to the LSP Kendall Holding, LLC, which was finalized in December 2004.

Interest Expense and Amortization of Deferred Financing Costs

Combined interest expense and amortization of deferred financing costs for the Contributed Entities for fiscal year 2004 was approximately $37.4 million, consisting of approximately $3.8 million for the month ended December 31, 2004 and approximately $33.6 million for the eleven months ended November 30, 2004. Combined interest expense and amortization of deferred financing costs for the Contributed Entities for fiscal year 2003 was approximately $23.2 million, consisting of approximately $21.2 million for the period January 1,

2003 to December 5, 2003 and approximately $2.0 million for the period December 6, 2003 to December 31, 2003. The increase in combined interest expense and amortization of deferred financing costs from 2003 to 2004 was primarily due to the amortization of debt discount. A debt discount was recorded by Kendall as a result of adopting Fresh Start accounting in December 2003.

Interest Income

Combined interest income for the Contributed Entities for fiscal year 2004 was approximately $0.4 million, consisting of approximately $0.1 million for the month ended December 31, 2004 and approximately $0.3 million for the eleven months ended November 30, 2004. Combined interest income for the Contributed Entities for fiscal year 2003 was approximately $0.2 million. The increase in combined interest income from 2003 to 2004 was primarily due to higher interest rates on investments of restricted cash during 2004.

Other Income, Net

Combined other income, net for the Contributed Entities for fiscal year 2004 was approximately $11.5 million, consisting of approximately $2.4 million for the month ended December 31, 2004 and approximately $9.1 million for the eleven months ended November 30, 2004. Combined other income, net for the Contributed Entities for fiscal year 2003 was approximately $(0.2) million, consisting of approximately $(0.2) million for the period January 1, 2003 to December 5, 2003 and zero for the period December 6, 2003 to December 31, 2003. The increase in combined other income, net from 2003 to 2004 of $12.5 million was primarily due to fluctuations in the market value of interest rate swap agreements.

Outlook

The operations and performance of the Contributed Entities generally reflect a variety of key economic and industry-wide factors, such as market prices for energy and capacity, underlying fuel (particularly natural gas) prices, weather conditions and competition within a given regional market, and changes in regulatory environment. Although the Contributed Entities have mitigated a substantial portion of the risks and volatility associated with power and fuel prices through the use of forward power sale agreements, financial heat rate call option agreements and other arrangements, adverse developments in any of the key factors could impact the Contributed Entities’ operating performance and financial results.

In the near term, the implementation of various power sale agreements and heat rate call option arrangements, as well as the availability of long-term fuel transportation agreements and other ancillary operating arrangements, are expected to support stable operations and financial performance for the Contributed Entities. If these agreements are not replaced as they expire over time, however, the Contributed Entities could become increasingly subject to short-term volatility in market conditions.

Recent Regulatory Developments. On September 21, 2006, the FERC conditionally accepted the CAISO’s Market Redesign and Technology Upgrade, or MRTU, proposal, which is currently scheduled to become effective in November 2007. Significant components of MRTU include, among other things, a revised congestion management system, a day-ahead market for trading and scheduling energy, a transparent pricing system reflecting locational market prices and revised market power mitigation measures. The FERC also recently approved a mechanism to provide financial protection to existing transmission rights holders against any congestion charges that may arise under the CAISO’s Locational Marginal Price market design. It is uncertain how these developments may affect the operations and performance of the Contributed Entities’ facilities located in the CAISO area. California has also recently commenced a requirement for load serving entities to procure adequate resources to serve their load obligations. These Resource Adequacy Requirements (“RAR”) should benefit the Contributed Entities’ California projects, as the RAR should provide generators with additional revenues for owning installed capacity within California.

In September 2006, the California legislature enacted the California Global Warming Solutions Act (“AB 32”), requiring the California Air Resources Board to institute a system for emissions reporting and to adopt regulations that will result in reductions of greenhouse gas emissions by 2020. AB 32 does not specify the mechanisms by which these reductions will be achieved. Therefore, the impact, positive or negative, of the legislation on the business of the Contributed Entities is unknown at this time. It is possible, however, that the regulations that implement the objectives of AB 32 will require emissions reduction measures at the California facilities, which may have a material effect on the business of the Contributed Entities.

On June 16, 2006, the FERC issued an order approving a proposed settlement that provides for interim capacity transition payments for all generators in New England for the period starting December 1, 2006 through May 31, 2010, and the establishment of a Forward Capacity Market, or FCM, commencing May 31, 2010. The FCM to be established by the settlement will use an annual descending clock forward capacity auction, by which load serving entities in the region can obtain their installed capacity requirements. The auctions are expected to take place three years in advance. However, on December 28, 2006 the Connecticut Attorney General filed an appeal of the FERC approval with the U.S. Court of Appeals for the DC Circuit. It is expected that both Casco Bay and Bridgeport, when its RMR contract is terminated, should benefit from the implementation of the FCM program by the ISO New England (“ISO-NE”), which is expected to improve capacity payments to generators in the region, with higher payments in subregions, such as Southwest Connecticut, with disproportionate demand for electricity relative to its supply.

In an order issued on December 22, 2006, the FERC approved with certain conditions the reliability pricing model, or RPM, settlement filed by the PJM Interconnection (“PJM”) and various market participants. RPM includes a market for locational, deliverable capacity, a three-year forward capacity auction starting in April 2007, with pricing based, in part, on PJM’s installed reserve margin and the cost of new entry, a price guaranty for certain new entrants and protection against buyers’ potential exercise of market power when sellers that are net buyers attempt to depress prices artificially. RPM requires PJM to evaluate reliability on a locational basis. There must be sufficient generation in each locational delivery area, or LDA, to serve the load in such LDA. PJM will start with four LDAs at the inception of RPM and will phase in 23 LDAs over a four-year period. Load may acquire reliability services by purchasing generation capacity, transmission or demand response services. Resources clearing in the auction will be committed for a one year period, three years in advance of such delivery year. It is expected that both Kendall and Ontelaunee would benefit from implementation of RPM as a result of more transparent and predictable market prices for capacity.

The Environmental Protection Agency (“EPA”) recently issued a rule under Section 316(b) of the Clean Water Act requiring existing electric generation facilities with once-through cooling water intake structures to determine and implement the best available technology to minimize adverse effects to fish and shellfish from these systems. Under Phase II of the rule, four of the operating facilities, Moss Landing, Morro Bay, South Bay and Bridgeport, have been required to conduct Comprehensive Demonstration Studies to determine what, if any, facility-specific modifications, operational measures or restoration measures are necessary to meet new impingement, mortality and/or entrainment reduction requirements. The total cost of implementing any required solutions can not yet be determined, but the Contributed Entities may incur significant capital expenditures and compliance costs at some of the Operating Assets.

For a further discussion of regulatory and environmental matters, see “Business of the Contributed Entities—Regulatory and Environmental Matters.”

Critical Accounting Policies

The Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates were prepared in accordance with GAAP. The process of preparing combined financial statements in accordance with GAAP requires the management of the Contributed Entities to make estimates and judgments. It is possible that materially different amounts could be recorded if these estimates and judgments change or prove to be inaccurate in any way. The management of the Contributed Entities has identified the following accounting policies as critical in that they require a significant amount of estimation and judgment and are important to the portrayal of the combined financial statements of the Contributed Entities:

•	Revenue Recognition;

•	Valuation of Long-Lived Assets and Intangible Assets;

•	Accounting for Estimated Useful Lives and Asset Retirement Obligations;

•	Accounting for Acquisitions;

•	Accounting for Contingencies, Guarantees and Indemnifications;

•	Income Taxes; and

•	Derivative Financial Instruments.

Revenue Recognition

The Contributed Entities earn revenue from their facilities in three ways: (1) from the sale of energy generated by the facilities; (2) from the sale of energy generation capacity of the facilities; and (3) from the sale of ancillary services, which are the products of a generation facility that support the transmission grid operation, allow generation to follow real-time changes in load and provide emergency reserves for major changes to the balance of generation and load. The Contributed Entities recognize revenue from sales of electricity upon delivery to customers based upon the output delivered and capacity provided at the lesser of amounts billable under the power purchase agreements, or the average estimated contract rates over the initial term of the power purchase agreements. Revenues from sales of electricity not covered under power purchase agreements are recorded as delivered at current market prices.

Valuation of Long-Lived Assets and Intangible Assets

Management of the Contributed Entities evaluates long-lived assets, such as property, plant and equipment, and intangible assets and goodwill, when events or changes in circumstances lead to a reduction in the estimated useful lives or estimated future cash flows necessary to recover the carrying value of such assets. Factors that could trigger an impairment analysis, include, among others:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of use of the assets or the strategy for the Contributed Entities’ overall business; and

•	significant negative industry or economic trends.

Management of the Contributed Entities assesses the carrying value of property, plant and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Intangible assets with determinable lives are amortized over their respective useful lives. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Assessments by the management of the Contributed Entities regarding the valuation of tangible and intangible assets require the use of estimates and judgments. Market conditions, energy prices, estimated useful lives of the assets, discount rate assumptions and legal factors impacting the business of the Contributed Entities may have a significant effect on these estimates and judgments. If different judgments were applied, estimates could differ significantly. Actual results could vary materially from these estimates.

Accounting for Estimated Useful Lives and Asset Retirement Obligations

The estimated useful lives of the Contributed Entities’ long-lived assets are used to compute depreciation expense and future asset retirement obligations and are also used in impairment testing. Depreciation is computed on a straight line basis over the estimated remaining useful lives of individual assets or classes of assets. The useful lives for office equipment and furniture and fixtures are seven years, software is three years, computer hardware is five years and plant and equipment is 30-35 years except with respect to South Bay, the useful life of which is four years. Estimated useful lives are based on, among other things, the assumption that appropriate maintenance capital expenditures are made while the assets are still in operation. Without these continued maintenance capital expenditures, the useful lives of these assets could decrease significantly. Estimated useful lives could also be impacted by such factors as future energy prices, environmental regulations, various legal factors and competition. If the useful lives of these assets were found to be shorter than originally estimated, depreciation expense may increase, liabilities for future asset retirement obligations may be insufficient and impairments in the carrying values of long-lived assets and intangible assets may result.

The fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the assets. The liability is accreted through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

Under the provisions of SFAS No. 143, Asset Retirement Obligations, and FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirements, management of the Contributed Entities is required to record as liabilities certain legal obligations, such as proper decommissioning under environmental regulations associated with the retirement of tangible, long-lived assets on the Contributed Entities’ balance sheet. These liabilities are recorded at a discount, when the liability is incurred. Significant judgment is involved in estimating future cash flows associated with such obligations, as well as the ultimate timing of the cash flows. If estimates of the amount or timing of the cash flows change, the change may have a material impact on the Contributed Entities’ results of operations.

Accounting for Acquisitions

The Contributed Entities account for acquired businesses using the purchase method of accounting, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The combined financial statements reflect the results of operations and cash flows of an acquired business after completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying assets of the acquired business in proportion to their respective fair values. Any excess purchase price over estimated fair values of the net assets acquired is recorded as goodwill. The judgements made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed can materially impact results of operations. Accordingly, for significant items, management typically obtains assistance from third party valuation specialists.

Accounting for Contingencies, Guarantees and Indemnifications

Management of the Contributed Entities follows the guidance of FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, for

disclosure and accounting of various guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to FIN No. 45 is entered into, an estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have significant financial impact under certain circumstances. Management of the Contributed Entities considers the probability of such circumstances occurring when estimating the fair value.

Income Taxes

The majority of the Contributed Entities have been organized as limited liability companies or limited partnerships. Federal and state taxes on income earned by such entities are assessed at the member or partner level. The following Contributed Entities are corporations: LSP-Moss Blocker, Inc.; LSP-Morro Blocker, Inc.; LSP-Oakland Blocker, Inc.; LSP-SB Blocker, Inc.; LSP-Arlington Blocker, Inc.; LSP-Griffith Blocker, Inc.; LSP-Bridgeport Blocker, Inc.; LSP-Casco Blocker, Inc.; LSP-Plum Point Blocker, Inc.; LSP-Kendall Blocker, Inc.; and LSP-ONT Blocker, Inc.

The Contributed Entities follows the guidance in SFAS No. 109, Accounting for Income Taxes, which requires it to use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases and operating loss carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Management of the Contributed Entities is required to estimate income taxes in each of the jurisdictions in which the Contributed Entities operate. This process involves estimating actual current tax payable and related tax expense together with assessing temporary differences resulting from differing treatment of certain items, such as depreciation, for tax and accounting purposes. These differences can result in deferred tax assets and liabilities, which are included within the combined balance sheets.

The likelihood that deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that it is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax assets will not be realized, a valuation allowance must be established. All available evidence is considered, both positive and negative, to determine whether, based on the weight of the evidence, a valuation allowance is needed. Evidence used includes information about the Contributed Entities’ current financial condition and results of operations for the current and preceding years, as well as all currently available information about future years, including anticipated future performance, the reversal of deferred tax liabilities and tax planning strategies. Any change in the valuation allowance would impact the income tax provision and net income in the period in which such a determination is made.

Derivative Financial Instruments

The Contributed Entities enter into interest rate swaps and other contracts to reduce their exposure to market risks from changing interest, commodity and energy rates. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, all derivative instruments are recorded on the combined balance sheet as either assets or liabilities and are measured at fair value regardless of the purpose or intent for holding them. On the date a derivative contract is entered into, management of the Contributed Entities may designate hedging relationships. Derivative instruments consist of a combination of energy-related derivative contracts and interest rate swap agreements. While some of these agreements represent instruments for which prices are available from external sources, certain contracts are not actively traded and are valued using modeling techniques. Fair values are determined through a combination of management estimates and information obtained from third parties using the latest available market data. However, future market prices may vary from those used in determining the fair value of the derivative instruments, and it is possible that such variations could be material.

The interest rate swap agreements are used to convert the floating interest rate component of a portion of long-term debt obligations to fixed rates. In addition, the Contributed Entities have sold heat-rate call option contracts on generating capacity at a number of their electric generation facilities, including Ontelaunee, Moss Landing 1&2, Arlington Valley, Griffith and Casco Bay.

The Contributed Entities enter into interest rate swaps and heat rate option contracts with either major financial institutions or investment grade counterparties and make reasonable attempts to diversify transactions among counterparties, thereby limiting exposure to credit and performance related risks.

The Contributed Entities’ management documents all relationships between hedging instruments and hedged items, as well as their risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the combined balance sheets or to forecasted transactions. Management also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, management discontinues hedge accounting prospectively. This could occur when (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated or exercised; or (3) the derivative is discontinued as a hedging instrument because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of the cash flows, the derivative will continue to be carried at fair value in the statement of financial position, and gains and losses that were accumulated in other comprehensive income are either recognized immediately or over the remaining term of the forecasted transaction.

Changes in the fair value of derivative instruments are either recognized in income or owners’ equity as a component of accumulated other comprehensive income or loss (“AOCI”), depending upon their use and designation. Gains and losses related to transactions that qualify for hedge accounting are recorded in AOCI and reflected in income in the period the hedged items affect earnings. Otherwise any gains and losses resulting from changes in the market value of the contracts are recorded in income in the current period.

As of September 30, 2006 and December 31, 2005, the fair value of derivative instruments totaled approximately $0.5 million and a liability of approximately $95,000, respectively.

Recent Accounting Pronouncements

In June 2006, the the Financial Accounting Standards Board (“FASB”) issued FIN No. 48, Accounting for Uncertainty in Income Taxes. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the related de recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The Interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Contributed Entities do not expect the impact of this pronouncement to have a material impact on its combined financial statements.

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. Among other items, SFAS 155 addresses certain accounting issues surrounding securitized financial assets and hybrid financial instruments with embedded derivatives that require bifurcation. The Contributed Entities must adopt SFAS 155 no later than January 1, 2007. The Contributed Entities are in the processes of assessing the impact of SFAS 155.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 provides a definition of fair value as well as a framework for measuring fair value. In addition, SFAS 157 expands the fair value measurement disclosure requirements of other accounting pronouncements to require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques. SFAS 157 does not expand the use of fair value in existing accounting pronouncements. The Contributed Entities will adopt the provisions of SFAS 157 prospectively and must adopt SFAS 157 no later than January 1, 2008. The potential impact of adoption is not yet determinable.

Market Risk

The Contributed Entities are exposed to market risks associated with derivative instruments, such as heat rate call option agreements and interest rate swaps, that have been entered into as part of their business and asset financing activities, as well as changes in interest rates. As most of the relevant derivative instruments were entered into by the Contributed Entities in 2006, they have not been material to the historical financial conditions and results of operations of the Contributed Entities. As of September 30, 2006, the Contributed Entities had indebtedness of $791.3 million subject to interest rate risk, primarily in the form of variable interest rate loans, not subject to interest rate swap agreements, under the various credit facilities of the Contributed Entities. A 1% change in interest rate level would have a $7.9 million impact on interest expense.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. The Contributed Entities manage credit risk by entering into contracts with either major financial institutions or other investment grade counterparties, diversifying transactions among various counterparties and through payment netting agreements. Risks surrounding counterparty performance and credit could ultimately impact the amount and timing of expected cash flows.

Commodity Price Risk

Commodity price risks result from exposures to changes in spot prices, forward prices, volatility in commodities and correlations between various commodities, such as natural gas, electricity and oil. A number of factors influence the level and volatility of prices for energy commodities and related derivative products. These factors include supply, weather, seasonality, daily and hourly demand. The Contributed Entities manage the commodity price risk of their generation operations by entering into heat rate call option contracts to hedge the variability in future cash flows from forecasted sales of electricity and purchases of fuel. The portion of forecasted transactions hedged may vary based upon the Contributed Entities’ management’s assessment of market, weather, operations and other factors.

Fair Value of Derivative Instruments

The Contributed Entities enter into interest rate swaps and other contracts to reduce their exposure to market risks from changing interest, commodity and energy rates. The interest rate swap agreements are used to convert the floating interest rate component of a portion of their long-term debt obligations to fixed rates. In addition, the Contributed Entities have entered into heat rate call option contracts on generating capacity for a number of their electric generating facilities. The table below disaggregates realized and unrealized changes in fair value and estimated fair values of derivative instruments as of September 30, 2006.

(in thousands)
Derivative Activity Gains / (Losses)
Fair Value of portfolio at January 1, 2006	$(95)
Contracts realized and changes in fair value	592

Fair Value of portfolio at September 30, 2006	$497

The fair values of the derivative instruments are determined by using modeling techniques based on a combination of management estimates and information obtained from third parties using the latest available market data.

NEW DYNEGY BUSINESS

The following discussion regarding the expected business, properties and operations of New Dynegy should be read in conjunction with (i) the discussion regarding the business, properties and operations of Dynegy which is incorporated into this proxy statement/prospectus by reference to Dynegy’s Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2005 (see “Where You Can Find More Information”) and (ii) the discussion regarding the business, properties and operations of the Contributed Entities set forth in the section of this proxy statement/prospectus entitled “Business of the Contributed Entities.”

Rationale for the Merger Agreement Transactions

Dynegy believes that the power industry has the following distinctive characteristics. First, the power industry is a commodity cyclical business with significant commodity price volatility. Second, the industry is capital intensive and involves long lead times for investment in long-lived assets. Third, the industry is regional in nature due primarily to the physical limitations of the electric transmission grid and local and federal regulatory requirements. Finally, Dynegy believes that regional scale and scope are important factors for success, and that, similar to other capital intensive and commodity cyclical industries, consolidation of smaller industry participants into larger, more robust companies is likely.

As a result of these beliefs and other factors described in “The Merger—Background of the Merger Agreement Transactions” and “The Merger—Recommendation of the Dynegy Board; Reasons of Dynegy for the Merger Agreement Transactions,” Dynegy and the LS Contributing Entities have agreed to the Merger Agreement Transactions. Upon the completion of the Merger Agreement Transactions, New Dynegy will have scale and scope in key regions as well as fuel and dispatch diversity. Furthermore, New Dynegy is expected to have more predictable cash flows through market pricing cycles, and be positioned for future growth.

New Dynegy

Upon completion of the Merger Agreement Transactions, New Dynegy, a holding company, will conduct substantially all of its business operations through its subsidiaries, including its 50% interest in the Development LLC.

New Dynegy’s power generation fleet will be diversified by dispatch type, fuel source and geographic location. Its primary business will be the production and sale of electric energy, capacity and ancillary services from its fleet of 29 owned or leased power generation facilities, with approximately 19,500 MW of generating capacity, operating in 13 states, (i) including Dynegy’s 614 MW CoGen Lyondell generation facility, its 576 MW Bluegrass generation facility and its 539 MW Heard County generation facility, each of which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007 and (ii) excluding Dynegy’s 351 MW Calcasieu generation facility, which Dynegy (or New Dynegy, following the completion of the Merger) expects to sell to Entergy in early 2008 pursuant to an agreement entered into on February 1, 2007.

In addition to its operating generation facilities, New Dynegy will own all of the LS Contributing Entities’ approximate 40% undivided interest in Plum Point, a new, 665 MW coal-fired plant under construction in Arkansas. Through its interest in the Development LLC, New Dynegy will also own a 50% interest in a portfolio of greenfield development projects totaling more than 7,600 MW of generating capacity and repowering and/or expansion opportunities, representing approximately 2,300 MW of generating capacity, thus providing New Dynegy with meaningful organic growth prospects.

New Dynegy’s generating facilities will be located in areas served by the Midwest Independent System Operator (“MISO”), PJM, the Southeastern Electric Reliability Council (“SERC”), CAISO, the Western Electricity Coordinating Council (“WECC”), the Electric Reliability Council of Texas (“ERCOT”), the New York Independent System Operator (“NYISO”) and ISO-NE.

Upon the completion of the Merger Agreement Transactions, New Dynegy’s operating power generation portfolio will be comprised as follows:

Facility	Total net generating capacity (MW) (1)	Primary fuel type	Dispatch type	Location	Region
Baldwin	1,800	Coal	Baseload	Baldwin, IL	MISO
Kendall	1,200	Gas	Intermediate	Minooka, IL	PJM
Ontelaunee	580	Gas	Intermediate	Ontelaunee Township, PA	PJM
Havana Units 1-5	228	Oil	Peaking	Havana, IL	MISO
Unit 6	441	Coal	Baseload	Havana, IL	MISO
Hennepin	293	Coal	Baseload	Hennepin, IL	MISO
Oglesby	63	Gas	Peaking	Oglesby, IL	MISO
Stallings	89	Gas	Peaking	Stallings, IL	MISO
Tilton	188	Gas	Peaking	Tilton, IL	MISO
Vermilion Units 1-2	164	Coal/Gas	Baseload	Oakwood, IL	MISO
Unit 3	12	Oil	Peaking	Oakwood, IL	MISO
Wood River Units 1-3	119	Gas	Peaking	Alton, IL	MISO
Units 4-5	446	Coal	Baseload	Alton, IL	MISO
Rocky Road (2)	330	Gas	Peaking	East Dundee, IL	PJM
Riverside/Foothills	960	Gas	Peaking	Louisa, KY	PJM
Rolling Hills	965	Gas	Peaking	Wilkesville, OH	PJM
Renaissance	776	Gas	Peaking	Carson City, MI	MISO
Bluegrass (3)	576	Gas	Peaking	Oldham Co., KY	SERC
Total Midwest	9,230
Moss Landing Units 1&2	1,020	Gas	Baseload	Monterrey County, CA	CAISO
Units 6&7	1,509	Gas	Peaking	Monterrey County, CA	CAISO
Morro Bay (4)	650	Gas	Peaking	Morro Bay, CA	CAISO
South Bay	706	Gas	Peaking	Chula Vista, CA	CAISO
Oakland	165	Oil	Peaking	Oakland, CA	CAISO
Arlington Valley	585	Gas	Intermediate	Arlington, AZ	WECC
Griffith	558	Gas	Intermediate	Golden Valley, AZ	WECC
Heard County (3)	539	Gas	Peaking	Heard Co., GA	SERC
Black Mountain (5)	43	Gas	Baseload	Las Vegas, NV	WECC
CoGen Lyondell (3)	614	Gas	Baseload	Houston, TX	ERCOT
Total West	6,389
Independence	1,064	Gas	Intermediate	Scriba, NY	NYISO
Roseton	1,185	Gas/Oil	Intermediate	Newburgh, NY	NYISO
Bridgeport	527	Gas	Baseload	Bridgeport, CT	ISO-NE
Casco Bay	540	Gas	Baseload	Veazie, ME	ISO-NE
Danskammer Units 1-2	123	Gas/Oil	Peaking	Newburgh, NY	NYISO
Units 3-4	370	Coal/Gas/Oil	Baseload	Newburgh, NY	NYISO
Total Northeast	3,809
Total Fleet Capacity	19,428

(1)	Unit capabilities are based on winter capacity. Excludes Dynegy’s Calcasieu peaking generation facility located in Sulphur, Louisiana, which has a total net generating capacity of 351 MW. Pursuant to an agreement entered into on February 1, 2007 and subject to the regulatory approvals and customary closing conditions specified therein, Dynegy (or New Dynegy, following the completion of the Merger) expects to sell this facility to Entergy in early 2008. Includes Dynegy’s 614 MW CoGen Lyondell generation facility located in Houston, Texas, its 576 MW Bluegrass generation facility located in Oldham County, Kentucky and its 539 MW Heard County generation facility located in Heard County, Georgia, each of which is shown above and which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007.

(2)	Does not include 28 MW of capacity for unit 3, which is not available during cold weather because of winterization requirements.
(3)	Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell this generation facility in 2007.
(4)	Represents units 3 and 4 generating capacity. Units 1 and 2, with a combined net generating capacity of 352 MW, are currently in layup status and out of operation.
(5)	New Dynegy will own Dynegy’s current 50% interest in this facility upon the completion of the Merger Agreement Transactions; the remaining 50% interest is currently held, and will continue to be held following the completion of the Merger Agreement Transactions, by Chevron. Total generating capacity of this facility is 85 MW.

Dynegy is reviewing the combined operating portfolio that will be owned by New Dynegy. Dynegy’s practice has been to evaluate its generation assets continually, based primarily on geographic location, strategic fit, regional market structure, and market recovery expectations. Consistent with industry practice, Dynegy periodically has considered, and in some cases consummated, divestitures of non-core assets where the balance of factors described above suggests that such assets’ earnings potential is limited or that the value that can be captured through a divestiture outweighs the benefits of continuing to own and operate such assets. In conducting its current portfolio review, Dynegy is considering, among other things, divesting certain assets that (i) are primarily peaking in nature and generally operate in locations where market recovery is projected to occur much further in the future than in other regions in which New Dynegy will have a significant asset position, or (ii) could present value propositions through potential dispositions not likely to be achieved through continued ownership and operation by New Dynegy. As a result of this review, Dynegy (or New Dynegy, following the completion of the Merger) will, in 2007, seek to sell its 614 MW CoGen Lyondell generation facility, its 576 MW Bluegrass generation facility and its 539 MW Heard County generation facility located in Heard County, Georgia. Moreover, dispositions of one or more other generation facilities could occur in 2007 or beyond. Were any such sale or disposition to be consummated, the disposition could result in accounting charges related to the affected assets, and the earnings and cash flows of Dynegy or New Dynegy could be affected in 2007 and beyond.

Competitive Strengths

New Dynegy expects that it will have the following competitive strengths:

Scale and Diversity of Assets in Key Regions of the United States

Upon the completion of the Merger Agreement Transactions, New Dynegy will own or lease approximately 19,500 MW of power generation capacity at 29 facilities in 13 states, (i) including Dynegy’s 614 MW CoGen Lyondell generation facility located in Houston, Texas, its 576 MW Bluegrass generation facility located in Oldham County, Kentucky and its 539 MW Heard County generation facility located in Heard County, Georgia, each of which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007 and (ii) excluding Dynegy’s 351 MW Calcasieu generation facility located in Sulphur, Louisiana, which Dynegy (or New Dynegy, following the completion of the Merger) expects to sell to Entergy in early 2008. New Dynegy’s portfolio, with scale and scope in key regions, should be well positioned to meet market needs by providing a variety of electric energy, capacity, and ancillary services through both short- and long-term arrangements. In addition, New Dynegy should benefit from economies of scale in its operations.

New Dynegy’s power generation capacity will be diversified by fuel source and dispatch type (i.e., baseload, intermediate and peaking facilities). A large portion of Dynegy’s generating capacity is coal-fired, while New Dynegy will have a more balanced portfolio of facilities using coal, natural gas and fuel oil as fuel sources. New Dynegy’s portfolio will also be more balanced in terms of dispatch type, with a mix of base-load, intermediate and peaking facilities. Approximately 32% of New Dynegy’s power generation fleet will be natural gas-fired, combined-cycle capacity, 39% will be natural gas-fired peaking capacity, 18% will be baseload coal-fired capacity and the remainder of New Dynegy’s power generation fleet will have oil or dual-fuel capability (including

Dynegy’s gas-fired CoGen Lyondell, Bluegrass and Heard County generation facilities, each of which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007, and excluding its gas-fired Calcasieu generation facility, which Dynegy (or New Dynegy, following the completion of the Merger) expects to sell to Entergy in early 2008). New Dynegy believes that this fuel and dispatch type diversity positions it to capture additional market opportunities. The term “dual-fuel capability” refers to the ability to switch from one fuel source to another for generating energy, thus reducing dependence on any one source of supply.

With the addition of the facilities operated by the Contributed Entities in the Western and Northeastern United States, New Dynegy’s power generation capacity will also be diversified by geographic location, as approximately 47% of New Dynegy’s generating capacity will be located in the Midwest, 20% in the Northeast, and 33% in the West (including Dynegy’s CoGen Lyondell generation facility located in Houston, Texas, its Bluegrass generation facility located in Oldham County, Kentucky and its Heard County generation facility located in Heard County, Georgia, each of which Dynegy (or New Dynegy, following the completion of the Merger) will seek to sell in 2007 and excluding Dynegy’s Calcasieu generation facility located in Sulphur, Louisiana, which Dynegy (or New Dynegy, following the completion of the Merger) expects to sell to Entergy in early 2008). New Dynegy believes that this geographic diversity positions it to benefit from different supply/demand characteristics across broad geographic regions. These different supply/demand characteristics can occur over the short-term (e.g., based on weather patterns or the unavailability of other suppliers) or over the long-term (e.g., based on long-term demand growth that exceeds supply additions). New Dynegy will have established positions in the Northeast and California, where new supply options are limited. These markets exhibit supply/demand balance at or close to equilibrium and are markets in which electric energy, capacity, and ancillary service products can be sold.

Financial Stability

New Dynegy will sell electric energy, capacity and ancillary services through a combination of bilateral negotiated contracts and spot transactions in regional central markets. New Dynegy’s commercial strategy, similar to that of Dynegy, will be to construct a balanced portfolio of spot, mid- and long-term sales arrangements. The expected cash flows produced by that mix of arrangements should be greater and more stable than those expected from Dynegy and should better support the liquidity and capital needs inherent in New Dynegy’s debt maturity schedule and the timing of its expected capital expenditures. New Dynegy should also have opportunity to benefit from increasing commodity prices, whether as a result of short-term or long-term increases in demand.

In 2007, almost 50% of the output from New Dynegy’s fleet of power generation facilities will be contracted for a term of one year or longer, or will be subject to “reliability-must-run” (“RMR”) arrangements. Moreover, New Dynegy’s mix of future contractual supply obligations and uncommitted output available for the merchant market will position it to benefit from improving commodity prices and power market recovery. These contractual arrangements should provide New Dynegy with predictable cash flows with which to reduce its debt.

Proven and Mature Asset Development Platform; Repowering and Expansion Opportunities

New Dynegy expects to benefit from the growth prospects offered by certain development activities initiated by the LS Power Group. The LS Power Group has a proven track record of successfully developing projects since 1990. Upon completion of the Merger Agreement Transactions, New Dynegy will own all of the LS Contributing Entities’ approximate 40% undivided interest in Plum Point. New Dynegy will be the largest owner and will have management responsibilities during construction and operation of the facility. Plum Point is expected to begin commercial operations in 2010.

New Dynegy’s 50% interest in the Development LLC, which will own a portfolio of greenfield developments as well as repowering and expansion opportunities related to New Dynegy’s operating fleet, is expected to provide additional organic growth prospects. Dynegy does not currently have the personnel and other resources required to undertake new greenfield development projects.

For more detailed information about the development projects and their status, please see “Business of the Contributed Entities—Development Assets Discussion.”

Regional Advantages

Almost half of New Dynegy’s power generation capacity (approximately 9,230 MW) will be in the Midwest region. Approximately 8,654 MW of this capacity is located in either the MISO or PJM power markets. New Dynegy’s Midwest assets will serve the large, liquid MISO and PJM markets with a full range of baseload, intermediate, and peaking facilities which employ coal, gas, and oil as fuels. New Dynegy believes these regions will experience increased demand for power in the future. New Dynegy also believes that its low-cost baseload facilities will be well-situated to capture higher market prices, while its gas-fired facilities will be well-situated to meet intermediate, peakload, and reliability needs.

New Dynegy’s Midwest baseload coal-fired fleet will consist of 3,144 MW of low-cost generation facilities. These facilities have benefited from higher natural gas prices which tend to set the marginal power prices during on-peak periods in the Midwest region. Dynegy implemented, and New Dynegy plans to continue, a fuel procurement policy intended to ensure a long-term adequate supply of coal at economic prices. All of Dynegy’s coal plants in the Midwest are now burning low-cost Powder River Basin coal, which should provide New Dynegy with significant cost advantages and lower emissions. Approximately 96% of the coal supply and all related transportation requirements are contracted through 2010.

The Contributed Entities produce 5,545 MW of power generation capacity in California and Arizona under a mix of forward sales, offtake contracts with PG&E, and RMR contracts, thereby providing strong, predictable cash flows in these key fast-growing markets. New Dynegy believes that its combined cycle facilities will be favorably placed on the dispatch curve and its steam units will be positioned to provide resource adequacy and reliability services in California. The term “offtake contract” refers to a contract between a generator and a purchaser of electricity under which the purchaser agrees to buy specified amounts of electric capacity and/or energy from a specified generation facility.

In the Northeast, the Contributed Entities’ facilities in Connecticut and Maine will complement Dynegy’s New York facilities, providing New Dynegy with approximately 3,800 MW of generation capacity in the Northeastern United States. These facilities employ a mix of coal, gas, and oil as fuel. New Dynegy believes that its 370 MW of coal-fired capacity at Danskammer is well positioned to capture high margins in a gas-dominated market. Moreover, because of its dual-fuel (gas and oil) capability, New Dynegy can dispatch the 1,185 MW Roseton facility based on the lowest cost fuel option and, therefore, capture additional market opportunities when they arise. In addition, the 1,064 MW gas-fired Independence facility has 72% of its capacity under contract through 2014 and its energy is sold into the NYISO market.

The 527 MW Bridgeport facility is located in transmission-constrained Southwest Connecticut and currently sells its output under RMR arrangements that mitigate market demand and commodity price risks. The 540 MW Casco Bay facility is located in Maine and has entered into financial contracts to hedge the majority of its energy output and its energy gross margin through 2010, but has retained rights to regulatory capacity. The term “financial contract” means a contract which establishes the terms of a financial settlement (such as location, timing, amount) whereby no physical electricity, gas or other product changes ownership. It is expected that both Casco Bay and Bridgeport, when its RMR contract is terminated, should benefit significantly from the implementation of ISO-NE’s Forward Capacity Markets (“FCM”). The FCM program is expected to improve capacity payments to generators in the region with higher payments in subregions, like Southwest Connecticut, with disproportionate demand for electricity relative to its supply.

Competitive Weaknesses

New Dynegy believes that, after giving effect to the Merger Agreement Transactions, it will have the following competitive weaknesses:

Significant Debt Leverage

Although Dynegy’s capital structure and credit ratings are expected to improve as a result of the Merger Agreement Transactions, New Dynegy will remain a highly-leveraged company and its credit ratings are expected to remain below investment grade. Furthermore, even after giving effect to the credit improvements that are anticipated to result from the Merger Agreement Transactions, New Dynegy’s access to capital markets may be limited, and its need for liquidity to meet collateral obligations will be determined in part by market prices for power and natural gas, which are beyond New Dynegy’s control and are uncertain.

Exposure to the Merchant Market

As is the case with Dynegy, New Dynegy will operate some of its facilities as “merchant” facilities without term power sales agreements. Although the addition of power-generation facilities with long-term power sales arrangements as part of the Merger Agreement Transactions makes New Dynegy, as a whole, less susceptible to volatility in power and commodity prices than Dynegy currently, New Dynegy’s revenues and profitability will still remain subject to such volatility to the extent power sales agreements are not in place with respect to portions of its generating capacity.

For further information regarding New Dynegy’s competitive weaknesses, please see “Risk Factors.”

Strategy

New Dynegy will be a leading independent power producer operating in key regions of the United States, including the Midwest, West and Northeast. New Dynegy intends to use its power generation facility base and development portfolio as a platform for future growth and to take advantage of market opportunities, including commodity price volatility and expected regional market recoveries, to enhance its financial performance. New Dynegy will be well positioned to participate in continuing industry consolidation and capitalize on expected regional power market recoveries by pursuing commercial arrangements designed to improve the predictability and quality of its cash flows.

New Dynegy’s commercial strategy will be focused on three elements. First, New Dynegy will seek to employ a business model and capital structure appropriate for a commodity cyclical business. Second, New Dynegy will seek to maintain a diverse portfolio of assets that will consist of both low-cost plants and those that can provide reliability and other services to the markets both during peak-demand periods and as overall regional electric demand increases over time. Finally, New Dynegy will seek to ensure that all of its power generation facilities are ready to produce electricity when market demand and, therefore, market price, is highest.

New Dynegy expects that its business strategy will include the following:

Employ a Commodity Cyclical Business Model

New Dynegy intends to optimize its assets by selling electricity and capacity into the spot and term markets when pricing is most attractive. This strategy is expected to be achieved through a diverse portfolio of assets deployed through a combination of spot market sales and term contracts. While New Dynegy does not have a prescribed allocation of volumes between spot and term market sales, New Dynegy generally intends to rely on its low-cost coal facilities and term contractual sales arrangements to provide a base level of cash flow, while preserving financial exposure to market prices. New Dynegy believes this strategy will allow it to benefit from both short-term and long-term market price increases. Consequently, New Dynegy’s financial results will be sensitive to, and generally correlated with, commodity prices (especially natural gas prices and regional power prices).

New Dynegy will succeed to certain longer-term sales arrangements of Dynegy and the Contributed Entities while retaining an ability to participate in near-term markets, thereby creating a more stable portfolio that will not be entirely dependent on cyclical commodity markets, but one that is positioned to benefit from rising commodity prices and improved capacity pricing.

Establish an Appropriate Capital Structure

New Dynegy believes that the power industry is a commodity cyclical business with significant commodity price volatility and requiring considerable capital investment. Thus, maximizing economic returns in this market environment requires a capital structure that can withstand power price volatility as well as a commercial strategy that captures the value associated with both short-term and long-term price trends. New Dynegy intends to maintain a capital structure that is suitable for its commercial strategy and the commodity cyclical market in which it operates. Maintaining appropriate debt levels and maturities and overall liquidity are key elements of this capital structure.

Consistent with these strategies, Dynegy is exploring a number of options to ensure an appropriate capital structure for New Dynegy as described above. Considerations include refinancing certain of the project financings of the Contributed Entities, modifying the existing DHI bank debt arrangements, including increasing DHI’s revolving credit facility, and increasing the capacity of existing letter of credit facilities to support New Dynegy’s liquidity and collateral needs. As a result of Dynegy’s review and discussions with potential lenders to New Dynegy, Dynegy may elect to pursue alternative capital structures to be implemented in connection with the Merger Agreement Transactions. Dynegy’s review is on-going and the ultimate capital structure to be established by New Dynegy will depend on financial market conditions beyond its control. Such alternative capital structures, if they are implemented, could affect New Dynegy’s earnings and cash flows in 2007 and beyond.

Focus on Operational Excellence

New Dynegy will focus on maintaining and enhancing Dynegy’s operating track record through increased plant availability, higher dispatch and capacity factors, and improved cost controls. By managing fuel costs, minimizing plant outages and reducing corporate overhead, New Dynegy will aim to improve upon Dynegy’s results. Moreover, New Dynegy will continue Dynegy’s commitment to operating its facilities in a safe, reliable and environmentally compliant manner.

Tightly Manage Costs and Expenditures

New Dynegy intends to continue Dynegy’s efforts to manage costs and capital expenditures effectively. Likewise, New Dynegy’s power generation facilities will be managed to require a relatively predictable level of maintenance capital expenditures without compromising operational integrity. New Dynegy believes that these ongoing efforts should allow it to maintain its focus on being a reliable, low-cost producer of power.

Position for Regional Market Recovery

New Dynegy will operate a balanced portfolio of generation assets that is diversified in terms of geography, fuel type and dispatch profile. As a result, New Dynegy believes its substantial coal-fired, baseload fleet should continue to benefit from the impact of higher natural gas prices on power prices in the Midwest and Northeast, allowing it to capture greater margins, while New Dynegy’s efficient combined cycle units should provide meaningful cash flows and should benefit from improved margins as demand increases in the Western and New England markets.

BUSINESS OF THE CONTRIBUTED ENTITIES

General

About the LS Power Group

The Contributed Entities are part of the LS Power Group, which is a fully-integrated investment, development and management services group of private companies focusing on the power industry. Founded in 1990, the LS Power Group’s principal business is to invest in, develop and manage power generation assets in the United States. The Contributed Entities consist, in part, of a group of primarily natural gas-fired operating power plants representing approximately 8,000 MW in generation capacity, as well as a group of primarily coal-fired power plant development projects in early stages of development. In January 2005, the LS Power Group raised $1.2 billion of capital commitments to invest in the acquisition of various power generation facilities. As a developer, the LS Power Group has successfully developed nine natural gas-fired facilities and one coal-fired facility representing over 6,000 MW of total capacity, and is currently developing coal and gas-fired facilities throughout the United States. As a provider of management services, the LS Power Group functions as the management team for its power generation assets, managing all commercial, financial, legal and regulatory matters.

In addition, an independent associate of the LS Power Group manages a fund that invests in non-controlling positions in equity and debt securities of power, utility and related companies. Subject to the restrictions set forth in the Shareholder Agreement and applicable securities laws, the fund may from time to time make investments in New Dynegy. See “Other Agreements and Documents—Shareholder Agreement.”

Operating Assets

In December 2004, LSP Kendall Holding, LLC, a Contributed Entity formed by the LS Power Group, acquired from a subsidiary of NRG Energy, Inc. all of the membership interests in an entity that owns Kendall. In October 2005, LSP Ontelaunee Holding, LLC, a Contributed Entity formed by the LS Power Group, acquired from a subsidiary of Calpine Corporation all of the outstanding membership interests in an entity that owns Ontelaunee. In May 2006, LS Power Generation, LLC, a Contributed Entity formed by the LS Power Group, acquired from a subsidiary of Duke all of the ownership interest Duke held in entities that own seven, and lease one, power generation facilities located in the western and northeastern United States, including a 50% indirect ownership interest in an entity that owns Griffith. The remaining 50% indirect ownership interest in the entity that owns Griffith was subsequently acquired in June 2006 from PPL. These eight power generation facilities are referred to herein collectively as the “LS Generation Facilities.” Kendall, Ontelaunee and the LS Generation Facilities are referred to herein collectively as the “Operating Assets.”

With these nine owned, and one leased, operating power generation facilities, the Operating Assets represent approximately 8,000 MW of total capacity. These operating power generation facilities, which generate electricity by burning natural gas (or, in the case of one facility, oil), are located throughout the United States and are divided on a regional basis into Western Operating Assets and Eastern Operating Assets, comprised as follows:

Western Operating Assets

Facilities	Technology	Location	Region	Capacity(1) (MW)	Offtake Contract Type	Fuel
Moss Landing
Units 1&2	Combined-Cycle	CA	CAISO	1,020	Financial	Natural Gas
Units 6&7(2)	Conventional Steam	CA	CAISO	1,509	Toll	Natural Gas
Morro Bay(3)	Conventional Steam	CA	CAISO	650	Toll	Natural Gas
South Bay(4)	Conventional Steam	CA	CAISO	706	RMR	Natural Gas
Oakland(5)	Simple-Cycle	CA	CAISO	165	RMR	Oil
Arlington Valley(6)	Combined-Cycle	AZ	WECC	585	Financial	Natural Gas
Griffith(7)	Combined-Cycle	AZ	WECC	558	Financial/Toll	Natural Gas

Eastern Operating Assets

Facilities	Technology	Location	NERC Region	Capacity(1) (MW)	Offtake Contract Type	Fuel
Kendall(8)	Combined-Cycle	IL	PJM	1,200	Toll	Natural Gas
Ontelaunee(9)	Combined-Cycle	PA	PJM	580	Financial	Natural Gas
Bridgeport(10)	Combined-Cycle	CT	NPCC	527	RMR	Natural Gas
Casco Bay(11)	Combined-Cycle	ME	NPCC	540	Financial	Natural Gas

(1)	Represents winter ratings. Actual energy output of the power generation assets may vary depending on temperature, humidity and other operational conditions and may be lower under summer conditions.
(2)	Units 6 and 7 commenced operations in 1967 and 1968, respectively.
(3)	Capacity and contract type information are for units 3 and 4 of Morro Bay only. Units 1 and 2 of Morro Bay (352 MW) have been placed in extended lay-up status, which means these units are not currently in operation. Units 1 and 2 of Morro Bay commenced operations in 1955-1956, but are not currently operational. Units 3 and 4 of Morro Bay commenced operations in 1962-1963.
(4)	Units 1, 2, 3, 4 and 5 commenced operations in 1960, 1962, 1964, 1971 and 1966, respectively.
(5)	Oakland commenced operations in 1978.
(6)	Arlington Valley commenced operations in 2002.
(7)	Griffith commenced operations in 2002.
(8)	Kendall commenced operations in 2002.
(9)	Ontelaunee commenced operations in 2002.
(10)	Bridgeport commenced operations in 1999.
(11)	Casco Bay commenced operations in 2000.

Pursuant to the Merger Agreement Transactions, New Dynegy will acquire all of the LS Power Group’s indirect equity interest in the entities that own the Operating Assets. “NERC” refers to the North American Electric Reliability Council and “NPCC” refers to the Northeast Power Coordinating Council.

Development Assets

As a developer, the LS Power Group has been developing various “greenfield” projects and expanding or replacing certain existing Operating Assets, which developments, expansions and replacements are referred to herein collectively as the “Development Assets.” Of the Development Assets, Plum Point is the only Development Asset currently in the construction phase, with an expected completion date of August 2010. Upon completion of construction, Plum Point will be a 665 MW coal-fired electric generating facility located at a site that is approximately two miles south of Osceola, Arkansas. Construction has not begun on any other Development Assets, which are currently in early stages of development.

Pursuant to the Merger Agreement Transactions, New Dynegy will acquire the LS Power Group’s approximately 40% undivided interest in Plum Point. New Dynegy will also acquire 50% of the ownership interest in the Development LLC, which will own all of the other Development Assets. After the closing of the Merger Agreement Transactions, additional development projects may be contributed from time to time by the LS Power Group and by New Dynegy to the Development LLC. Because of the nature and risks involved in developing power generation facilities, there can be no assurance that any of the Development Assets will enter into the construction phase or eventually be completed.

Operating Assets Discussion

Western Operating Assets

The Western Operating Assets are comprised of six facilities located in California (Moss Landing, Morro Bay, South Bay and Oakland) and Arizona (Arlington Valley and Griffith), with a total capacity of 5,545 MW.

The Western Operating Assets operate entirely within the WECC region of NERC. The following table sets forth certain key facts regarding the Western Operating Assets facilities:

Facility	Moss Landing (Units 1&2)	Moss Landing (Units 6&7)	Morro Bay	South Bay	Oakland	Arlington	Griffith
Pricing Point	NP-15	NP-15	ZP-26	SP-15	NP-15	Palo Verde	Mead

Offtake Contract Type	Financial Contract (753 MW)	Unit Contingent Toll (1,509 MW)	Unit Contingent Toll (650 MW)	RMR (full output) “Condition–2”	RMR (full output) “Condition-1” with wraparound PPA	Financial contract (248 MW)	Financial contract (236 MW)/Unit Contingent Toll (285 MW)

Construction Contractor	Duke/Fluor Daniel	Stone & Webster	Units 1&2: Bechtel Corporation Units 3&4: PG&E	Not available	United Technologies	Duke/Fluor Daniel	Black & Veatch/ Zachry

Equipment	4 GE 7FA CTs 2 Alstom HRSGs 2 GE D11 STs	4 GE Generators 2 GE Cross Compound STs	2 GE F2 STs (Units 1&2) 2 Westinghouse Cross Compound STs (Units 3&4)	1 GE D3 ST (Unit 1) 2 Westinghouse LP71 STs (Units 2&4) 1 GE D6 ST (Unit 3) 1 Pratt & Whitney FT4A CT	6 Pratt & Whitney Aircraft FT4C CT	2 GE 7FA CTs 2 Aalborg/ Erie Power HRSGs 1 GE D11 ST	2 GE 7FA+E CTs 1 Toshiba 280 MW ST 2 NEM HRSGs

Electric Interconnection	PG&E’s Gates, Midway and Mesa substations (230 kV) via Moss Landing substation (230 kV)	PG&E’s Los Baños and Metcalf substations (500 kV) via Moss Landing substation (500 kV)

Units 1-4 wired to Morro Bay 230 kV substation ring-bus and from there to 230 kV to PG&E Gates Substation

230 kV to PG&E Midway Substation;

230 kV to PG&E DCPP Substation;

230 kV to PG&E Mesa Substation;

115 kV to SLO 1&2 and MB 12 kV

				SDG&E’s South Bay substation (69 kV and 138 kV)	Unit 1: PG&E substations (12 kV & 115 kV); Units 2 & 3: PG&E substation (115 kV)	Hassayampa Substation (500 kV)	WAPA’s Peacock substation (230 kV) WAPA’s McConnico substation (230 kV)

Gas / Oil Transportation	PG&E	PG&E	PG&E	SDG&E	Kinder Morgan	El Paso Natural Gas	El Paso/ Transwestern

Site	327 acres (out of 654 acres)	327 acres (out of 654 acres)	107 acres (1)	325 acres (leased)	2.6 acres in two parcels	48 acres (2)	160 acres

(1)	Excludes 62 acres that are off-site.
(2)	Arlington Valley also owns approximately 3,650 acres of land related to that facility’s water supply.

Operations and maintenance of the various Western Operating Assets facilities are performed under contract by third-party service providers pursuant to separate operations and maintenance agreements customary in the power industry. The Moss Landing, Oakland, Morro Bay, South Bay and Arlington Valley facilities are currently operated and maintained by Wood Group Power Operations (West), Inc. Griffith is currently operated and maintained by Primesouth, Inc. These third-party service providers and their personnel, with direction from the Contributed Entities, are responsible for the day-to-day operations and maintenance of the Western Operating Assets.

Bear Energy LP (“Bear”) serves as the energy manager for the Western Operating Assets facilities under an energy management agreement. Bear procures the natural gas necessary for the facilities’ operations (other than (i) for Oakland, which uses oil procured directly by the facility on the spot market, and (ii) fuel provided by third-parties under various power purchase agreements described below), schedules and dispatches the facilities based on established operating and dispatch procedures, as well as from direction by certain Contributed Entities, markets the capacity and ancillary services of, and the electricity generated by, the facilities, and provides other services (including risk management) to the facilities.

Moss Landing

The Moss Landing facility (“Moss Landing”) consists of two natural gas-fired sub-facilities, Moss Landing 1 and 2 and Moss Landing 6 and 7, with a combined capacity of 2,529 MW. Moss Landing is located in Monterey County, California.

Moss Landing 1 and 2 consists of two combined-cycle electric generating units that commenced commercial operations in 2002. Each unit utilizes two natural gas-fired, combustion turbines, two heat recovery steam generators and a single steam turbine. Moss Landing 1 and 2 has an operating capacity of 1,020 MW, with each unit capable of producing approximately 510 MW of output.

Moss Landing 6 and 7 consists of two conventional steam electric generating units that commenced commercial operations in 1967 and 1968, respectively. Each unit utilizes a single natural gas-fired supercritical steam generator and two steam turbine generators. Moss Landing 6 and 7 has an operating capacity of 1,509 MW, with each unit capable of producing approximately 755 MW of output.

Natural gas is delivered to Moss Landing 1 and 2 through a 20-inch lateral from the mainline of PG&E and to Moss Landing 6 and 7 through both a 20-inch and a 36-inch lateral from PG&E’s mainline. Fuel is supplied to both Moss Landing facilities under a transportation service agreement with PG&E for up to 306,000 dekatherms per day of natural gas. Pursuant to the agreement, Moss Landing pays a fee to access PG&E’s transportation system. Fuel for Moss Landing 1 and 2 is procured by Bear, as the energy manager, pursuant to the energy management agreement. Fuel for Moss Landing 6 and 7 is provided by PG&E under a power purchase agreement described later in this section.

Moss Landing sources its cooling water from the Pacific Ocean, and is permitted to discharge up to 1.2 billion gallons of cooling water per day into Monterey Bay under the National Pollutant Discharge Elimination System (“NPDES”) permit program. Moss Landing’s cooling water discharge may be subject to additional monitoring and/or mitigation requirements that the California Regional Water Quality Control Board may impose as part of the periodic permit-renewal process.

Moss Landing is located within the CAISO-controlled grid. Moss Landing 1 and 2 is interconnected to PG&E’s 230 kV Moss Landing substation pursuant to an interconnection agreement with PG&E, and sells its energy, capacity and other ancillary services to wholesale electricity customers directly in the spot market. However, exposure of Moss Landing 1 and 2 to the market prices of energy has been hedged under the call-option agreement described later in this section. Moss Landing 6 and 7 is interconnected to PG&E’s 500 kV Moss Landing substation and sells its energy, capacity and other ancillary services to PG&E pursuant to a power purchase agreement described later in this section.

Morro Bay

The Morro Bay facility (“Morro Bay”) is a 1,002 MW capacity natural gas-fired, conventional steam power plant located in Morro Bay, California. It consists of four electric generating units. Units 1 and 2, which began commercial operations in the 1950s, utilize two steam turbines that have a combined capacity of 352 MW, with each unit capable of producing approximately 176 MW of output. Units 3 and 4, which began commercial operations in the early 1960s, utilize two steam turbines that have a combined capacity of 650 MW, with each unit capable of producing approximately 325 MW of output. Units 1 and 2 were removed from commercial operations in October 2003 and are currently in lay-up status (with the units out of operation). There are currently no plans to return units 1 and 2 to commercial operation, which would require significant expenditures as well as a lead-in period of approximately 120 to 160 days.

Natural gas is delivered to the facility through PG&E’s mainline via a 20-inch lateral. Morro Bay has a transportation service agreement with PG&E for up to 184,000 dekatherms per day of natural gas. Pursuant to the agreement, Morro Bay pays a fee to access PG&E’s transportation system. Fuel for Morro Bay is provided by PG&E under a power purchase agreement described later in this section.

Morro Bay utilizes water from the Pacific Ocean for its once-through cooling system, and discharges cooling water into Estero Bay pursuant to a lease for the discharge facility right-of-way with the city of Morro Bay through 2012. This discharge is currently permitted and monitored pursuant to an NPDES permit. Morro Bay’s cooling water discharge may be subject to additional monitoring and/or mitigation requirements that the California Regional Water Quality Control Board may impose as part of Morro Bay’s facility modernization or periodic permit-renewal process.

Morro Bay is located within the CAISO-controlled grid. It is interconnected to PG&E’s 230 kV transmission system at the Morro Bay substation (with connections to the Gates, Midway, Diablo Canyon Power Plant and Mesa substations), and sells its energy, capacity and other ancillary services to PG&E pursuant to a power purchase agreement described later in this section.

South Bay

The South Bay facility (“South Bay”) is a 706 MW capacity natural gas-fired, conventional steam power plant located in the San Diego basin in Chula Vista, California, approximately ten miles south of San Diego. It began commercial operations in stages between 1960 and 1971. South Bay is a five-unit electric generating facility utilizing one combustion turbine and four single-reheat condensing steam turbines.

Natural gas is delivered to the facility through two pipelines owned and operated by SDG&E. The pipelines provide South Bay with up to 78,000 dekatherms per day of natural gas under a gas transportation agreement with SDG&E. Pursuant to the gas transportation agreement, South Bay pays a fee to access SDG&E’s transportation system. Fuel for South Bay is procured by Bear, as the energy manager, pursuant to the energy management agreement.

South Bay uses the San Diego Bay as its source of cooling water, and has an agreement with Sweetwater Water Authority for additional supply of water. It discharges cooling water into the San Diego Bay under the NPDES permit program.

South Bay is located within the CAISO-controlled grid. It is interconnected to the SDG&E 69 kV and 138 kV transmission systems at the South Bay substation.

South Bay is leased under an agreement with the SDUPD, the owner of the facility. The amount of rent payable under the lease agreement was matched with the amount of principal and interest payable under certain industrial revenue bonds that were issued by the California Maritime Infrastructure Authority, which in turn loaned the proceeds of the bonds to the SDUPD for its acquisition of South Bay in 1998. The industrial revenue bonds underlying the lease payments have since been defeased, and, as a result, lease payments are no longer required under the agreement.

At the end of the lease term (on January 31, 2010, unless South Bay continues to operate under the RMR agreement with the CAISO after such date, in which case the lease term may continue until the termination of the RMR agreement), South Bay is responsible for decommissioning, dismantling, removal and limited environmental remediation of the facility before returning the facility to the SDUPD. A portion of the expected costs associated with the decommissioning has been escrowed, which reduces future out-of-pocket costs associated therewith. In addition, LSP South Bay LLC, the owner of South Bay, is currently developing a replacement facility on a neighboring site.

Oakland

The Oakland facility (“Oakland”) is a 165 MW capacity oil-fired, simple-cycle power plant located in Oakland, California. The term “simple cycle” refers to a turbine process whereby air is heated and compressed to spin the turbine; the heated air is passed through the turbine one time only. The facility began commercial operations in 1978. Oakland consists of three electric generating units, each utilizing two turbines fueled by oil and equipped with water injection for nitrogen dioxide (“NOx”) control. Each Oakland unit is capable of producing approximately 55 MW of output.

Oil is delivered to the facility through a pipeline owned and operated by Kinder Morgan, and is procured by Oakland from the market on a spot basis. The facility has a 50,000-barrel above ground storage tank for oil storage.

Water is supplied to Oakland from the local water district via two pipelines, and Oakland maintains 60,000 gallons of water supply onsite using two 30,000-gallon demineralized water storage tanks.

Oakland is located within the CAISO-controlled grid. Unit 1 of Oakland is interconnected to PG&E’s 12 kV and 115 kV systems pursuant to various agreements with PG&E. Units 2 and 3 of Oakland are interconnected to PG&E’s 115 kV system pursuant to various agreements with PG&E.

Arlington Valley

The Arlington Valley facility (“Arlington Valley”) is a 585 MW capacity natural gas-fired, combined-cycle power plant located approximately 50 miles southwest of Phoenix, Arizona. It began commercial operations in June 2002. Arlington Valley is a single-unit electric generating facility utilizing two natural gas-fueled combustion turbine generators, two heat recovery steam generators and one condensing steam turbine generator operating in combined-cycle mode. The facility is capable of producing approximately 474 MW of output without peaking capacity, and approximately 585 MW of output with peaking capacity.

Natural gas is delivered to the facility on the two-mile lateral pipeline of El Paso Natural Gas Company (“El Paso”) under a firm transportation agreement with El Paso for up to 45,500 dekatherms per day of natural gas during the months from April to October of each year, at the rates set forth on El Paso’s Rate Schedule FT-H12 that has been filed with the FERC. The current El Paso firm transportation agreement expires on October 31, 2008. Fuel for Arlington Valley during the months from November to March of each year is procured by Bear, as the energy manager, in the spot market pursuant to the energy management agreement.

Water for all facility processes is obtained from three onsite groundwater wells under various permits and agreements with local authorities. The groundwater wells supply sufficient water to Arlington Valley for its operations.

Arlington Valley is interconnected to the Palo Verde transmission hub. It is interconnected to the 500 kV transmission system at the Hassayampa substation pursuant to an interconnection agreement with the owners of the Palo Verde nuclear power station, and sells its energy, capacity and other ancillary services to wholesale electricity customers directly on the spot market. However, Arlington Valley has partially hedged its exposure to the market prices of energy under the call-option agreement described later in this section.

Griffith

Griffith is a 558 MW capacity natural gas-fired, combined-cycle power plant located in Kingman, Arizona, approximately 100 miles southeast of Las Vegas. It began commercial operations in January 2002. Griffith is a single-unit electric generating facility utilizing two natural gas-fired combustion turbines, an inlet chilling system, two supplemental fired heat recovery steam generators and one condensing steam turbine generator operating in combined-cycle mode. The facility is capable of producing approximately 437 MW of output without peaking capacity, and approximately 558 MW of output with peaking capacity.

Natural gas is delivered to the facility on the El Paso and Transwestern pipelines through the UniSource lateral. Griffith has entered into a firm transportation agreement with Citizens Utility through 2020 for 121,000 dekatherms per day of natural gas. Fuel for Griffith is procured by Bear, as the energy manager, pursuant to the energy management agreement.

Water is supplied to the facility under a 50-year supply agreement with Mohave County, Arizona for up to 4,800 gallons per minute of ground water. In exchange for the water supply, Griffith pays a share of the operating and maintenance costs of the Mohave County water system that is equal to the quotient, expressed as a percentage, of 4,800 divided by the capacity of the water system then in effect. As of November 2006, Griffith was responsible for approximately 90% of the operating and maintenance costs of the water system.

Griffith is interconnected to the Western Area Power Administration (“WAPA”) transmission system at the 230 kV Peacock and 230 kV McConnico substations. It has entered into three firm transmission service agreements for 433 MW, 87 MW and 75 MW to allow direct sales of energy at the Mead substation, which sales are made by Griffith directly to wholesale electricity customers on the spot market. However, Griffith has partially hedged its exposure to the market prices of energy under the call-option agreement described later in this section. The 433 MW agreement also includes provisions for crediting Griffith for transmission upgrades completed on WAPA’s system and pre-funded by Griffith. These transmission credits amount to approximately $3 million annually, until 2016.

In April 2006, prior to the LS Power Group’s purchase of Griffith, the steam turbine at Griffith failed during a start-up process as a result of a mechanical problem with the turbine’s rotor. Initial repairs to the rotor were made, and the steam turbine has performed a number of successful hot starts, one cold start and one warm start. However, the steam turbine still requires additional inspection and repair, up to and including the purchase of a replacement rotor. A new rotor is on order with Toshiba, the original equipment manufacturer, with a specified cancellation schedule. The new rotor is scheduled for delivery and installation in the spring of 2008. Certain of the LS Contributing Entities have the benefit of indemnities and other protections through the original purchase and sale agreements when the Griffith project was acquired from Duke and PPL. The indemnities will continue to benefit the project following the completion of the Merger Agreement Transactions.

Historical Operating Data of the Western Operating Assets

The following tables set forth certain historical operating data of the Western Operating Assets:

Year Ended December 31, 2003

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Moss Landing
Units 1 and 2	95.2%	60.2%	5,375	38,060	7,081
Units 6 and 7	84.7%	9.6%	1,279	12,555	9,815
Morro Bay	66.2%	4.1%	279	2,760	9,885
South Bay	97.7%	21.4%	1,330	14,243	10,633
Oakland	95.7%	1.0%	14	192	13,418
Arlington Valley	95.6%	29.0%	1,485	10,387	6,996
Griffith	82.2%	23.9%	1,258	9,307	7,397

Year Ended December 31, 2004

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Moss Landing
Units 1 and 2	87.7%	57.7%	5,049	36,507	7,231
Units 6 and 7	90.6%	8.1%	1,080	10,605	9,817
Morro Bay	83.3%	3.8%	332	3,259	9,813
South Bay	95.3%	30.8%	1,915	20,541	10,692
Oakland	97.7%	1.5%	21	284	13,371
Arlington Valley	94.6%	29.8%	1,536	10,944	7,125
Griffith	94.6%	21.6%	1,138	8,383	7,368

Year Ended December 31, 2005

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Moss Landing
Units 1 and 2	95.4%	54.7%	4,884	34,667	7,099
Units 6 and 7	91.7%	3.5%	467	4,533	9,705
Morro Bay	88.1%	3.6%	319	3,175	9,947
South Bay	97.2%	25.3%	1,534	16,537	8,882
Oakland	96.1%	2.5%	36	494	13,568
Arlington Valley	95.6%	26.9%	1,374	9,831	7,156
Griffith	82.2%	15.0%	787	5,912	7,513

Nine Months Ended September 30, 2006

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Moss Landing
Units 1 and 2	88.3%	51.2%	3,426	24,310	7,096
Units 6 and 7	79.3%	10.0%	1,025	10,187	9,936
Morro Bay	93.0%	5.5%	313	3,136	10,035
South Bay	97.5%	17.6%	797	8,882	11,142
Oakland	74.9%	2.7%	29	410	14,113
Arlington Valley	98.2%	33.1%	1,247	8,819	7,070
Griffith	65.0%	19.7%	741	5,391	7,276

(1)	Calculated as the cumulative number of available MWhs in a period divided by the product of the facility’s capacity and the number of hours in the period.
(2)	Actual MWh/Operating MW in Hours Period.
(3)	Heat rate is calculated as: Total Fuel Consumption (Btu)/Net Generation (kWh).

Aggregate Historical Operating Expenses of the Western Operating Assets

The following table sets forth the aggregate historical unaudited operating expenses, excluding fuel, fuel transportation and major maintenance costs, of the Western Operating Assets for the 2004 and 2005 fiscal years, and for the nine-month period of the 2006 fiscal year through September 30, 2006. The operating expenses for all three periods presented include 100% of Griffith’s operating expenses.

2004	2005	2006 (through 9/30)
(in millions)
$115.0	$96.5	$90.3

Power Purchase and RMR Agreements of the Western Operating Assets

Approximately 4,550 MW of the total capacity of the Western Operating Assets is contracted to third parties through power purchase agreements and RMR agreements.

Moss Landing 6 and 7, Morro Bay, Oakland and Griffith are subject to certain power purchase agreements. Under these power purchase agreements, the buyer pays the power generation facility a fixed monthly payment for the right to call energy, capacity and ancillary services from the power generation facility. A power purchase agreement provides a generation facility with a steady stream of revenues, and mitigates the effects of fluctuating market price for electricity.

The South Bay and Oakland facilities operate under RMR agreements with the CAISO. RMR agreements are agreements under which an ISO has the right to call on a generation facility to generate energy and/or provide ancillary services when required to ensure the reliability of the local power grid. In exchange, the ISO pays the generation facility certain fixed and variable payments. The ISOs rely upon must-run power plants to ensure reliability of electricity services in areas where electricity supply may be constrained due to transmission congestion, and to maintain the voltage power and stability of the overall power grid.

The following table summarizes the key terms of the power purchase agreements and RMR agreements of the Western Operating Assets:

Facility	Contract Type	Term/Expiration	Counterparty Credit	Notes
Moss Landing (Units 6&7)	Toll	31-Dec-2010	Investment Grade	• “Around-The-Clock” • 1,509 MW • Unit contingent • Variable operations and maintenance (“VOM”) reimbursement

Morro Bay	Toll	31-Dec-2007	Investment Grade	• “Around-The-Clock” • 650 MW • Unit contingent • VOM reimbursement

Griffith	Toll	Summer 2007	Non-Investment Grade	• “Around-The-Clock” • 285 MW • Unit contingent • VOM reimbursement

South Bay	RMR Condition-2	Annual Renewal	CAISO	• “Around-The-Clock” • Cost of service rates

Oakland	RMR Condition-2 (as of 1-Jan-2007) Toll	RMR: Annual Renewal Toll: 31-Dec-2006	RMR: CAISO Toll: PG&E	• “Around-The-Clock” • Toll agreement is unit contingent • Dispatch rights sold to PG&E

•

Moss Landing—In May 2006, LSP Moss Landing LLC (the owner of Moss Landing) entered into two consecutive power purchase agreements (one for the period from May 1, 2006 to December 31, 2006 and one for the period from January 1, 2007 to December 31, 2010) for Moss Landing 6 and 7 with PG&E. Under the Moss Landing 6 and 7 power purchase agreements, which are structured as tolling agreements, PG&E pays a fixed capacity payment to LSP Moss Landing LLC that is determined based on a guaranteed availability rate and an expected heat rate with respect to Moss Landing 6 and 7. In exchange, Moss Landing 6 and 7 converts the natural gas supplied by PG&E to electricity and provides PG&E with capacity and ancillary services. The Moss Landing 6 and 7 tolling agreements are on a unit contingent basis whereby if the plant is not operational, it is not expected to deliver power or make PG&E whole.

Moss Landing has entered into agreements to sell System Resource Adequacy (“RA”) capacity in accordance with CAISO and CPUC tariffs and policies to a variety of load-serving entities for 2007.

RA refers to a condition in which utilities or other load-serving entities have demonstrated that they have acquired sufficient resources to satisfy a forecast of future loads reliably. RA capacity contracts supplied from generating units provide the required demonstration that planned resource commitments are secured to match to load forecasts. Sales from Moss Landing 1 and 2 average 150 MW per month. RA sales require the unit to be available for dispatch by the CAISO for reliability purposes, for which the purchaser pays a fixed monthly payment. RA sales do not entitle the purchaser to any portion of the energy associated with the RA capacity.

Under the Moss Landing 6 and 7 power purchase agreements, PG&E has exclusive full dispatch rights to the Moss Landing 6 and 7 units, which rights are limited by the applicable rules of the CAISO, the amount of capacity contracted under the power purchase agreements and certain other operating restrictions. LSP Gen Finance Co. provides collateral to PG&E. In addition, LSP Moss Landing, LLC is obligated under the power purchase agreements to post additional collateral to PG&E, up to a specified maximum amount, in the event PG&E’s exposure to LSP Moss Landing, LLC increases due to a change in the mark-to-market value of the power purchase agreements. In order to be in a position to satisfy this potential additional collateral posting requirement, LSP Moss Landing, LLC and LSP Gen Finance Co, LLC have entered into an operative agreement with an investment grade financial institution, under which the financial institution has agreed to provide credit support in the form of cash deposits, up to a specified maximum amount. In the event PG&E were to utilize such cash deposits to satisfy LSP Moss Landing, LLC’s obligations under the power purchase agreements, LSP Gen Finance Co, LLC would have an obligation to reimburse the financial institution. Reimbursement obligations are supported by a letter of credit in favor of the financial institution as well as a lien on the collateral securing the LSP Gen Finance Co, LLC credit facilities. In consideration of the financial institution’s agreement to provide the additional credit support to PG&E, LSP Gen Finance Co, LLC is obligated to pay the financial institution three additional fee payments of approximately $2.6 million on each of February 1, 2007, August 1, 2007 and February 1, 2008.

•

Morro Bay—Morro Bay is subject to a three-year power purchase agreement with PG&E with respect to units 3 and 4 of Morro Bay. The term of the power purchase agreement began in January 2005 and is effective through December 31, 2007. PG&E pays Morro Bay a fixed capacity payment (per kilowatt-month) and reimburses Morro Bay for certain of its variable operations and maintenance expenses. As the Morro Bay power purchase agreement is structured as a tolling agreement, PG&E must also supply Morro Bay with natural gas for its operations under the power purchase agreement. The Morro Bay power purchase agreement is on a unit contingent basis whereby Morro Bay is not responsible for providing replacement power in the event that the plant is not running. Under the Morro Bay power purchase agreement, PG&E has the right to certain ancillary services as well as to the contracted capacity of the plant. LSP Gen Finance Co. provides collateral to PG&E.

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Griffith—Griffith is subject to a four-month power purchase agreement with respect to 285 MW of its output. The term of the power purchase agreement begins on June 1, 2007 and runs through September 30, 2007. A non-investment grade counterparty pays Griffith a fixed capacity payment (per kilowatt-month) and reimburses Griffith for certain of its variable operations and maintenance expenses. As the Griffith power purchase agreement is structured as a tolling agreement, the counterparty must also supply Griffith with natural gas for its operations under the power purchase agreement. The Griffith power purchase agreement is on a unit contingent basis whereby Griffith is not responsible for providing replacement power in the event that the plant is not running. Under the Griffith power purchase agreement, the counterparty has the right to certain ancillary services as well as to the contracted capacity of the plant.

•

South Bay—South Bay currently operates under RMR Condition-2 status pursuant to an RMR agreement with the CAISO. Under RMR Condition-2 status, South Bay is under complete dispatch control by the CAISO, and is not permitted to sell energy to the market. In exchange, South Bay receives cost-of-service rates from the CAISO. The term “cost-of-service rates” refers to the compensation or payment a generator receives from a utility or ISO for providing dispatch services based on the costs of maintaining, managing and operating the generator’s plant. The South Bay RMR agreement is unilaterally renewable by the CAISO on an annual basis, and the RMR status of all five of South Bay’s electric generating units has been confirmed by the CAISO for the 2007 calendar year.

•

Oakland—Oakland currently operates under RMR Condition-1 status pursuant to an RMR agreement with the CAISO. Under RMR Condition-1 status, the CAISO provides Oakland with a portion of its cost-of-service rates, but allows Oakland to sell energy and other ancillary services to the market generally and retain all proceeds from such market sales. Oakland has also entered into a power purchase agreement with PG&E. Under the Oakland-PG&E power purchase agreement, PG&E has dispatch rights to call on the plant for energy when necessary, but is required to reimburse Oakland for revenues foregone under RMR Condition-1 status (partial cost-of-services rates) that it would have received under RMR Condition-2 status (full cost-of-services rates). The Oakland-PG&E power purchase agreement expires on December 31, 2006. The Oakland RMR agreement is renewable unilaterally by the CAISO on an annual basis, and the RMR status of all three of Oakland’s electric generating units has been confirmed by the CAISO for the 2007 calendar year. Oakland has elected Condition-2 status for its RMR agreement commencing January 1, 2007.

Call-Option Agreements of the Western Operating Assets

Moss Landing (1 and 2), Arlington Valley and Griffith sell energy, capacity and/or other ancillary services to wholesale electricity customers directly in the spot market. In order to mitigate the exposure of these facilities to changes in the market price of energy, LSP Gen Finance Co., LLC has entered into several financially-settled heat rate call-option agreements with respect to the energy generated at these facilities.

Under this type of call-option agreement, a buyer pays a monthly fixed fee (or premium) to the seller of the energy for an option to financially settle such energy based on a contracted price (in dollars/kW and tied to a guaranteed heat rate matched to the relevant facility) and the notional amount (in kW) being contracted under the agreement. In exchange, the buyer receives a payment from the seller if the buyer exercises its option (which option is generally exercisable on a daily basis) to the extent the market price for the energy being contracted under the agreement is higher than the contracted price. These call-option agreements allow power generation facilities to mitigate volatility in electricity prices, while maintaining direct control over the generation units.

The following table summarizes the key terms of the call-option agreements of the Western Operating Assets:

Facility	Contract Type	Term/ Expiration	Counterparty Credit	Notes
Moss Landing (Units 1&2)	Financial	30-Sep-2010	Investment Grade

•       “Around-The-Clock”

•       Energy only

•       750 MW (May to September); 755MW (October to April)

•       NP-15 power reference

•       PG&E City Gate gas reference

•       VOM reimbursement

•       Retain ancillary services, regulatory capacity and real-time optionality

Arlington Valley	Financial	30-Sep-2008	Investment Grade

•       “Around-The-Clock”

•       245 MW (May to September); 250MW (October to April)

•       Energy only

•       Palo Verde power reference

•       SoCal gas reference

•       VOM reimbursement

•       Retain ancillary services and real-time optionality

Griffith	Financial	30-Sep-2008	Investment Grade

•       “Around-The-Clock”

•       230 MW (May to September); 240MW (October to April)

•       Energy only

•       Mead power reference

•       SoCal gas reference

•       VOM reimbursement

•       Retain ancillary services and real-time optionality

The LS Generation Facilities call-option agreements were entered into with high-quality, investment-grade counterparties, or “buyers.” Under the LS Generation Facilities call-option agreements, in exchange for a monthly fixed fee, the buyers receive payments from the relevant facilities based on the difference between the prevailing energy price based on certain publicly available energy price indices (known as the reference price) and the product of the applicable facility’s fuel costs based on a specified gas price (known as the gas reference price) multiplied by a contractually agreed heat rate (known as the strike heat rate). The strike heat rate at which the contracts settle financially are structured to incorporate start-up costs, transmission losses (if any), gas taxes (if any) and certain adjustments to gas prices. The buyers also pay an additional amount (known as the energy price adder) to the relevant facilities for each hour of energy generation actually called by the relevant buyer under the agreement to reflect variable operations and maintenance (including major maintenance) costs at the facilities.

The buyers each received a letter of credit and a pari passu first-priority lien on the same collateral that secures the LSP Gen Finance credit facilities (which are described later in this section) for a portion of the mark-to-market exposure under the call-option agreements. The buyers also received a third-priority lien on the same collateral that secures the LSP Gen Finance credit facilities for the remaining portion of the mark-to-market exposure under the call-option agreements that are not covered by the first lien claim on the same collateral. LS Power Generation, LLC has the right to substitute the existing plant-asset collateral with letters of credit, investment grade guaranties or secured liens on other assets. The collateral may be reduced as the facilities are sold or become subject to project-financing arrangements.

The LS Generation Facilities call-option agreements are settled between the parties on a monthly basis. Because the agreements settle on a financial basis, the relevant LS Generation Facilities retain dispatch control over their facilities and receive all proceeds from the physical sale of energy, capacity and ancillary services from the plants. No actual energy is transferred between the parties under these call-option agreements. The Moss Landing 1 and 2 call-option agreement is scheduled to terminate on September 30, 2010 and the Arlington Valley and Griffith call-option agreements are scheduled to terminate on September 30, 2008.

Aggregate Contracted Revenue of the Western Operating Assets

Based on the current pricing terms in the relevant power purchase, RMR and call-option agreements, the aggregate contracted revenue, including variable non fuel operating cost reimbursements, of the Western Operating Assets is estimated to be approximately $282.7 million for 2007 and approximately $246.0 million for 2008. These contracted revenue figures exclude the optionality, ancillary services and non-contracted regulatory capacity retained by the Western Operating Assets other than the renewal of RMR status. The revenue figures assume that no additional agreements are entered into with respect to the existing available capacity or on the expiration of the existing agreements.

The decline in contracted revenue from 2007 to 2008 is due to: (1) the expiration of the power purchase agreements between Morro Bay and PG&E by year-end 2007 and (2) the expiration of the call-option agreements at Arlington Valley and Griffith by September 2008.

Eastern Operating Assets

The Eastern Operating Assets are comprised of four facilities located in Illinois (Kendall), Pennsylvania (Ontelaunee), Connecticut (Bridgeport) and Maine (Casco Bay), with a total capacity of 2,847 MW. The Eastern Operating Assets operate within either PJM or ISO-NE. The following table sets forth certain key facts regarding the Eastern Operating Assets facilities:

Facility	Kendall	Ontelaunee	Bridgeport	Casco Bay
Pricing Point	LMP	LMP	LMP	LMP

Contract Type	Toll (3 of 4 units)	Financial Contract (500 MW)	RMR status designated by ISO-NE, which provides cost of service based revenues	Financial contract (460 MW)

Construction Contractor	NEPCO/DICR	Calpine	Siemens	Duke/Fluor Daniel

Equipment	4 GE 7 FA CTs 4 Foster Wheeler HRSGs 4 GE STs	2 Siemens- Westinghouse GTs 2 Nooter-Ericksen HRSGs 1 Siemens- Westinghouse ST	2 Siemens V84.3A CTs 2 Vogt/Nem HRSGs 1 Siemens KN ST	2 GE 7FA+e CTs 2 ABB HRSGs 1 GE D11 ST

Electric Interconnection	ComEd’s 345kV Kendall substation	MetEd’s 230kV North Temple substation	UI 115kV Pequonnock Substation	Bangor Hydro’s 115kV Graham substation

Gas / Oil Transport	ANR Pipeline and NGPL Pipeline	Texas Eastern Pipeline	Iroquois Pipeline and Southern Connecticut Gas dedicated lateral	Maritimes & Northeast Pipeline

Site	149 acres	19 acres	7 acres	30 acres

Operations and maintenance of the various Eastern Operating Assets facilities are performed under contract by third-party service providers pursuant to separate operations and maintenance agreements customary in the power industry. Kendall is currently operated and maintained by General Electric International, Inc. Ontelaunee is currently operated and maintained by WorleyParsons Group, Inc. Bridgeport and Casco Bay are currently operated and maintained by North American Energy Services Company. These third-party service providers and their personnel are responsible for the day-to-day operations and maintenance of the Eastern Operating Assets.

Kendall

Kendall is a 1,200 MW capacity natural gas-fired, combined-cycle facility located in Minooka, Illinois, approximately 30 miles southwest of Chicago. It began commercial operations in 2002. Kendall consists of four electric generating units, with each unit utilizing one natural gas-fired, combustion turbine, one heat recovery steam generator and one steam turbine. Each Kendall unit is capable of producing approximately 260 MW of output without peaking capacity, and approximately 300 MW of output with peaking capacity.

Natural gas is supplied to Kendall from two pipelines, one owned by ANR, a subsidiary of El Paso Corporation, and the other by NGPL, a subsidiary of Kinder Morgan, Inc. Each of the pipelines provides Kendall with up to 237,000 dekatherms per day of natural gas. Fuel for units 1, 2 and 3 of Kendall is provided by the applicable buyers under the Kendall power purchase agreements described below. Fuel for unit 4 of Kendall is procured by Fortis Inc. (“Fortis”), as the energy manager for unit 4 of Kendall, pursuant to the energy management and marketing agreement described below.

Water for cooling is sourced directly from the Illinois River and supplied to Kendall through a 7.5-mile pipeline owned by Kendall. Kendall also has onsite storage capacity for cooling water for operations during low river flow conditions.

Kendall is located within the Commonwealth Edison (“ComEd”) region of the PJM, a wholesale electricity market that extends from Illinois through parts of the midwest to the east coast of the United States between the outer banks of North Carolina and northern New Jersey. Kendall is interconnected to the ComEd 345 kV electric transmission system pursuant to an interconnection agreement with ComEd, and sells its energy, capacity and other ancillary services pursuant to the power purchase agreements described below (with respect to units 1, 2 and 3) and on a short-term basis to wholesale electricity customers in the spot market (with respect to unit 4).

Fortis serves as the energy manager for unit 4 of Kendall pursuant to an energy management and marketing agreement, and procures the fuel necessary for the unit’s operations, schedules and dispatches the unit based on established operating and dispatch procedures and markets the capacity of, the electricity generated by and the other ancillary services provided by, the unit.

Ontelaunee

Ontelaunee is a 580 MW capacity natural gas-fired, combined-cycle power generation facility located in Ontelaunee Township, Pennsylvania, approximately 60 miles northwest of Philadelphia and approximately 40 miles west of Bethlehem, Pennsylvania. It commenced commercial operations in December 2002. Ontelaunee is a single-unit electric generating facility utilizing two gas turbines, each connected to its own heat recovery steam generator and supplying steam to a single steam turbine generator. At standard winter conditions, it is capable of producing approximately 560 MW of output without peaking capacity, and approximately 580 MW of output with peaking capacity.

Natural gas is supplied to Ontelaunee from the TETCO interstate gas pipeline systems via two lateral gas pipelines that cross the Ontelaunee project site, which provide Ontelaunee with up to 100,000 dekatherms per day of natural gas.

The Reading Area Water Authority supplies cooling water to Ontelaunee pursuant to an Amended and Restated Water Supply Agreement dated as of November 14, 2001.

Ontelaunee is located within the Metropolitan Edison Company (“MetEd”) region of PJM. It is interconnected to the PJM power pool through MetEd’s North Temple substation pursuant to an interconnection agreement with MetEd, and sells its energy, capacity and other ancillary services to wholesale electricity customers directly on the spot market. However, exposure to the market prices of energy has been hedged under the call-option agreement described below.

Eagle Energy Partners I, L.P. serves as the energy manager for Ontelaunee pursuant to an energy services agreement, and procures the fuel necessary for the unit’s operation, schedules and dispatches the facility based on established operating and dispatch procedures, markets the capacity of, the electricity generated by, and the ancillaries provided by, the facility.

Bridgeport

The Bridgeport facility (“Bridgeport”) is a 527 MW capacity natural gas-fired, combined-cycle power plant located in Bridgeport, Connecticut. It began simple-cycle operations in August 1998 and combined-cycle operations in July 1999. Bridgeport is a single-unit electric generating facility utilizing two natural gas-fired combustion turbine generators, two heat recovery steam generators and one condensing steam turbine generator operating in combined-cycle mode.

Natural gas is delivered to Bridgeport through an 11-mile lateral owned by Southern Connecticut Gas. Bridgeport has a firm transportation agreement with Southern Connecticut Gas and CNE Energy Services Group through 2017 for 187,000 dekatherms per day of natural gas, as well as a firm transportation service agreement with Iroquois Gas Transmission System through 2018 for 94,000 dekatherms per day of natural gas. Fuel for Bridgeport is procured by Bear, as the energy manager, pursuant to the energy management agreement. Pursuant to the firm transportation agreement with Southern Connecticut Gas and CNE Energy Services Group, Bridgeport pays a transportation fee based on the volume of natural gas supplied, subject to a guaranteed annual minimum payment of approximately $8 million. These fees are subject to adjustments to reflect the actual capital cost of the delivery system that was constructed specifically to supply Bridgeport with natural gas. The fees may also be adjusted to reflect certain changes in taxes.

Bridgeport utilizes a once-through cooling system with water sourced from Bridgeport Harbor. Demineralized water and auxiliary steam are provided by the neighboring Public Service Electric and Gas Company Bridgeport Harbor Station pursuant to a joint operating agreement.

Bridgeport is located within the ISO-NE controlled grid. It is interconnected with the New England Power Pool (“NEPOOL”) transmission system at the Pequonnock 115 kV substation pursuant to an interconnection agreement with UIL Holding Corporation. Bridgeport is subject to an RMR Agreement with ISO-NE, described below.

Bear serves as the energy manager for Bridgeport under an energy management agreement, and procures the natural gas necessary for the facility’s operations, schedules and dispatches the facility based on established operating and dispatch procedures, markets the capacity and ancillary services of, and the electricity generated by, the facility, and provides other services (including risk management services) to the facility.

Casco Bay

The Casco Bay facility (“Casco Bay”) is a 540 MW capacity natural gas-fired, combined-cycle power plant located in Veazie, Maine, adjacent to the Penobscot River. It began commercial operations in May 2000. Casco Bay is a single-unit electric generating facility utilizing two natural gas-fired combustion turbine generators, two supplemental-fired heat recovery steam generators, two mechanical foggers for inlet cooling, and one condensing steam turbine generator operating in combined-cycle mode.

Natural gas is supplied to Casco Bay from the Sable Island natural gas fields through the Veazie lateral pipeline, which is interconnected to the Maritimes & Northeast Pipeline. Casco Bay has a firm transportation service agreement with Maritimes and Northeast Pipeline through 2019 for up to 105,000 dekatherms per day of natural gas, at the rate of Maritime & Northeast Pipeline’s Rate Schedule MNLFT, which is on file with the FERC. The annual payment for the firm transportation is approximately $1 million. Fuel for Casco Bay is procured by Bear, as the energy manager, pursuant to the energy management agreement.

Water supply for the facility, including make-up water for the plant cooling tower, is obtained from the Penobscot River. A “cooling tower” is a heat exchanger designed to aid in the cooling of water that was used to cool exhaust steam exiting the turbines of a power plant.

Casco Bay is located within the ISO-NE controlled grid. It is interconnected with the NEPOOL transmission system at the 115 kV Bangor Hydro Electric Graham substation pursuant to an interconnection agreement with Bangor Hydro Electric. Additionally, the facility has an agreement for 500 MW of firm transmission capacity through the 345 kV line from the Orrington substation to the Maine Yankee substation. Casco Bay sells its energy, capacity and other ancillary services to wholesale electricity customers directly on the spot market. However, Casco Bay has hedged its exposure to the market prices of energy under the call-option agreement described later in this section.

Bear serves as the energy manager for Casco Bay under an energy management agreement, and procures the natural gas necessary for the facility’s operations, schedules and dispatches the facility based on established operating and dispatch procedures, markets the capacity and ancillary services of, and the electricity generated by, the facility, and provides other services (including risk management services) to the facility.

Historical Operating Data of the Eastern Operating Assets

The following tables set forth certain historical operating data of the Eastern Operating Assets:

Year Ended December 31, 2003

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Kendall	99.2%	4.5%	424	3,508	8,277
Ontelaunee	94.1%	15.7%	836	6,150	7,354
Bridgeport	99.1%	70.2%	3,036	21,358	7,036
Casco Bay	92.4%	52.0%	2,499	17,225	6,920

Year Ended December 31, 2004

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Kendall	99.5%	5.5%	553	4,383	7,924
Ontelaunee	88.8%	24.3%	1,301	9,314	7,157
Bridgeport	95.7%	73.4%	3,180	22,428	7,053
Casco Bay	94.6%	59.4%	2,750	19,458	7,077

Year Ended December 31, 2005

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Kendall	99.0%	16.1%	1,330	9,706	7,300
Ontelaunee	90.3%	16.1%	780	5,790	7,426
Bridgeport	92.6%	62.5%	2,700	19,032	7,049
Casco Bay	96.6%	58.5%	2,693	18,840	6,997

Nine Months Ended September 30, 2006

Facility	Availability (%) (1)	Capacity Factor (%) (2)	Net Generation (GWh)	Fuel Consumption (MMBtu ‘000s)	Average Heat Rate (Btu/kWh) (3)
Kendall	97.9%	15.0%	1,143	8,498	7,435
Ontelaunee	96.8%	32.8%	1,183	8,678	7,334
Bridgeport	85.7%	58.3%	1,882	13,433	7,137
Casco Bay	95.6%	44.7%	1,667	11,779	7,067

(1)	Calculated as the cumulative number of available MWhs in a period divided by the product of the facility’s capacity and the number of hours in the period.
(2)	Actual MWh/Operating MW in Hours Period.
(3)	Heat rate is calculated as: Total Fuel Consumption (Btu)/Net Generation (kWh).

Aggregate Historical Operating Expenses of the Eastern Operating Assets

The following table sets forth the aggregate historical unaudited operating expenses, excluding fuel, fuel transportation and major maintenance costs, of the Eastern Operating Assets for the 2004 and 2005 fiscal years, and for the nine-month period of the 2006 fiscal year through September 30, 2006.

2004	2005	2006 (through 9/30)
	(in millions)
$58.3	$60.1	$43.0

Power Purchase and RMR Agreements of the Eastern Operating Assets

Approximately 2,365 MW of the total capacity of the Eastern Operating Assets is contracted to third parties through power purchase agreements and RMR agreements. The Kendall facility is subject to two significant power purchase agreements. In addition, the Bridgeport facility operates under an RMR agreement with the ISO New England.

The following table summarizes the key terms of the power purchase agreements and RMR agreements of the Eastern Operating Assets:

Facility	Contract	Term/Expiration	Counterparty Credit	Notes
Kendall	Toll	Constellation PPA: 2017	Constellation	• Both tolls: • “Around-The-Clock” • VOM and start cost reimbursement • Unit contingent

	Toll	Dynegy PPA: 2012 (with extension options, through 2022)	Dynegy

Bridgeport	RMR	31-May-2010	ISO-NE	• “Around-The-Clock” • Cost of service rates and VOM reimbursement

Casco Bay	Capacity Sale	2007-2009	Constellation	• Sale of 100 MW UCAP

•

Kendall—LSP-Kendall Energy, LLC, the owner of Kendall, is party to two significant long-term power purchase agreements for the sale of energy and ancillary services from three of Kendall’s four electric generating units (units 1, 2 and 3). Under these power purchase agreements, the buyer pays LSP-Kendall Energy, LLC a fixed monthly payment for the right to call the energy, capacity and ancillary services from Kendall. These power purchase agreements provide LSP-Kendall Energy, LLC with a steady stream of revenues, and mitigate the effects of fluctuating market prices for electricity.

Units 1 and 2 of Kendall are committed under a power purchase agreement with Dynegy Power Marketing, Inc. (“DPM”), an indirect subsidiary of Dynegy. This agreement with DPM is referred to as the “Dynegy PPA.” The initial term of the Dynegy PPA is through 2012, which may be extended unilaterally by either party for an additional term of five years through 2017. If DPM elects to extend the term of the Dynegy PPA through 2017, DPM will have the option, at the end of such extended term, to further extend the term of the Dynegy PPA for a second five-year term and through 2022. Unit 3 of Kendall is committed under a power purchase agreement with Constellation Energy Commodities Group, Inc. (“CECG”), which is a subsidiary of Constellation Energy Group, Inc. This agreement with CECG is referred to as the “Constellation PPA.” The term of the Constellation PPA is through 2017, subject to CECG’s right to extend the term for additional one-year periods in the event that availability falls below a certain threshold for two or more months during a peak season. The Constellation PPA and the Dynegy PPA are structured as tolling agreements that require the buyers, in exchange for the electricity generated by the contracted units, to provide Kendall with natural gas to fuel the contracted units, and to pay, in addition to the fixed monthly payments, certain variable payments on a monthly basis. Constellation Energy Group, Inc. and DHI have entered into guaranty agreements with LSP-Kendall Energy, LLC that guarantee the obligations of their respective subsidiaries under the power purchase agreements. In addition, DPM has entered into a back-to-back power purchase agreement with CECG with respect to units 1 and 2 of Kendall, whereby CECG indirectly assumes the fixed obligations under the Dynegy PPA through November 2008.

After the closing of the Merger Agreement Transactions, the Dynegy PPA will become an intercompany agreement with New Dynegy and will be effectively settled.

•

Bridgeport—Bridgeport currently operates under RMR status pursuant to an RMR agreement with ISO-NE. Under the Bridgeport RMR agreement, Bridgeport receives full cost-of-service rates from ISO-NE in exchange for selling all of its energy into ISO-NE. The Bridgeport RMR agreement is subject to ongoing proceedings before the FERC. Unless Bridgeport elects to terminate the agreement, the Bridgeport RMR agreement will be in place until the earlier of May 31, 2010 or the implementation of certain capacity regulatory programs (known as Forward Capacity Market programs) within ISO-NE.

•

Casco Bay—Casco Bay is subject to an agreement with an investment grade counterparty under which Casco Bay will sell 100 MW of unforced capacity (“UCAP”) to such counterparty each month from January 2007 to December 2009. UCAP refers to an amount of capacity that a generator is allowed to sell, which is calculated based upon the generator’s tested capability adjusted for the generator’s forced outage rate.

Call-Option Agreements of the Eastern Operating Facilities

Ontelaunee and Casco Bay sell energy, capacity and other ancillary services to wholesale electricity customers directly in the spot market. In order to mitigate the exposure of these facilities to changes in the market price of energy, Ontelaunee and Casco Bay are subject to certain financially-settled heat rate call-option agreements with respect to the energy generated at those facilities.

The following table summarizes the terms of the call-option agreements of the Eastern Operating Assets:

Facility	Contract	Term/ Expiration	Counterparty Credit	Notes
Ontelaunee	Financial	31-Dec-2008	Investment Grade Party

•     “Around-The-Clock” (from 1/1/07)

•     Energy only

•     PJM-West power reference

•     Texas Eastern M3 gas reference

•     VOM reimbursement

•     Retain ancillary services, regulatory capacity and real-time optionality

Casco Bay	Financial	31-Dec-2010	Investment Grade Party

•     “Around-The-Clock” through 31-Dec-2008; and “On-Peak” (only during hours with the highest energy demand) thereafter through
31-Dec-2010

•     450 MW (May to September); 480 MW (October to April)

•     Energy only

•     NE—Internal Hub power reference

•     Transco Zone 6 gas reference

•     VOM reimbursement

•     Retain ancillary services, regulatory capacity and real-time optionality

•

Ontelaunee—Ontelaunee Power Operating Company, LLC (“OPOC”), which is the owner of Ontelaunee, is party to a financially-settled heat rate call-option agreement with respect to the energy generated at Ontelaunee. Under the OPOC call-option agreement, in exchange for a monthly fixed fee, the counterparty, as buyer, may choose, on a daily basis, to call the option to purchase the energy on a financial basis. For every day that the buyer calls the option, the buyer receives payments from OPOC based on the difference between the prevailing energy price based on an electricity price (known as the reference price) and the product of fuel costs based on a specified gas price (known as the gas reference price) multiplied by a contractually agreed heat rate (known as the strike heat rate). The strike heat rate at which the contract settles is structured to incorporate start-up costs, transmission losses (if any), gas taxes (if any) and certain adjustments to gas prices. The buyer also pays an additional amount (known as the energy price adder, which reflects variable operations and maintenance costs, including major maintenance costs) to OPOC for each hour of energy generation actually called by the buyer under the agreement. Beginning January 1, 2007, the buyer has the option to call energy from Ontelaunee each day for both on peak and off peak periods on any day of the week, which option is commonly known as an “around-the-clock” option. The call-option agreement allows OPOC to mitigate volatility in electricity prices, while maintaining direct control over the Ontelaunee generation units.

OPOC’s obligations under the call-option agreement are secured by a letter of credit and a second-lien security interest on the same collateral that secures the Ontelaunee credit facility described below. The call-option agreement also requires Ontelaunee to maintain insurance to cover against unscheduled plant related outages.

The Ontelaunee call-option agreement is settled between the seller and the buyer on a monthly basis. Because the agreement settles on a financial basis, OPOC retains dispatch control over its facility and receives all proceeds from the physical sale of energy, capacity and ancillary services from the plant on PJM. No actual energy is transferred between the parties under the call-option agreement. Ontelaunee also retains the benefits and risks of differentials between its locational marginal price (“LMP”) and the energy reference price. The Ontelaunee call-option agreement is scheduled to terminate on December 31, 2008.

•

Casco Bay—LSP Gen Finance Co., LLC has entered into a financially-settled heat rate call-option agreement with respect to the energy generated at Casco Bay that is substantially similar to the call- option agreements that it has entered into with respect to Ontelaunee. The Casco Bay call-option agreement is scheduled to terminate on December 31, 2010. For more information about these LSP Gen Finance call option agreements, please see “—Western Operating Assets—Call-Option Agreements of the Western Operating Assets.”

Aggregate Contracted Revenue of the Eastern Operating Assets

Based on the current pricing terms in the relevant power purchase, RMR and call-option agreements, the aggregate contracted revenue of the Eastern Operating Assets is estimated to be approximately $207.4 million for 2007 and approximately $206.7 million for 2008. These contracted revenue figures exclude the optionality, ancillary services and non-contracted regulatory capacity retained by the Eastern Operating Assets other than the renewal of RMR status. The revenue figures assume that no additional agreements are entered into with respect to the existing available capacity or on the expiration of the existing agreements.

Development Assets Discussion

Pursuant to the Merger Agreement Transactions, New Dynegy will acquire the LS Power Group’s approximately 40% undivided interest in Plum Point, which is held indirectly through PPEA. New Dynegy will also acquire 50% of the interests in the Development LLC, which will own the other Development Assets. After the closing of the Merger Agreement Transactions, additional development projects may be contributed from time to time by the LS Power Group and by New Dynegy to the Development LLC. Because of the nature and risks involved in developing power generation facilities, there can be no assurance that any of the Development Assets will enter into the construction phase or eventually be completed.

For more information regarding the joint venture arrangements for the ownership of the Development Assets, please see “Other Agreements and Documents—Joint Venture Agreements.”

Greenfield Projects

As a developer, the LS Power Group has been developing the following various “greenfield” projects:

Greenfield Development Project	Location	Generating Capacity
Plum Point(1)	AR	665
Plum Point II	AR	668
Sandy Creek	TX	800
Longleaf	GA	1,200
White Pine	NV	1,600
Egan Wind	NV	200
Elk Run	IA	750
High Plains	CO	600
Five Forks	VA	800
West Deptford	NJ	500
West Texas	TX	500 (gas)
Great Basin Transmission(2)	NV	NM

(1)	In construction phase; expected to be completed in August 2010.
(2)	Transmission development project.

The term “greenfield” refers to projects that are developed from completely undeveloped sites, often an unused parcel of land. The developer acquires unimproved land and oversees all aspects of the permitting, planning, design, construction and eventual operation of the facility that will occupy the land.

Greenfield projects have multiple phases of development. In the early development phase, the developer generally obtains an option on the land on which the power plant is to be constructed and applies for permits to construct the project. In the construction phase or earlier, the developer arranges for construction contracting and supply, obtains the funds (generally through third-party financing) to proceed with construction of the physical assets, and enters into third-party arrangements such as power sales and fuel supply agreements. In the operational phase, the construction of the project is completed and operations commence.

Plum Point, which is described below, is currently in the construction phase and is expected to be completed by August 2010. The remaining greenfield projects in the Development Assets are in the early development phase and have not commenced construction. Of the greenfield projects in the Development Assets that are still in the early development phase, the project at Sandy Creek is the most advanced. The Sandy Creek facility is a 800 MW pulverized coal-fired facility under development near Waco, Texas. The project will be located on a 700-acre site. Low-sulfur coal will be delivered to the project by rail from the Wyoming Powder River Basin region. The project will employ advanced emission controls, including low NOx burners, selective catalytic reduction, dry flue gas desulfurization, halogenated activated carbon injection and fabric filters. The project will utilize recycled wastewater from a local municipal wastewater treatment plant for water supply and will be connected to the 345 kV transmission system in the ERCOT North zone.

Major permits required prior to the start of construction on Sandy Creek have been issued. The air permit is currently being appealed in Travis County District Court by environmental advocacy groups. Agreements for water supply, electrical interconnection and tax abatement have been executed. Discussions are ongoing with potential counterparties for power offtake/joint ownership. The target schedule for the project is to begin construction in 2007 and begin operations in 2011, subject to receipt of final permits, power sales agreements and financing.

Expansion and Facility Replacement Projects

The LS Power Group has also been exploring expansion and facility replacement projects at the existing Operating Assets, including at South Bay, Griffith and Bridgeport. These expansion or facility replacement projects also form part of the Development Assets. Currently, no such expansion or facility replacement project has progressed beyond the early development phase.

LSP South Bay LLC (“LSP South Bay”), which operates South Bay under a lease with the plant owner, the SDUPD, is advancing a proposal to build a replacement project. The new approximately 620 MW plant will be a natural gas-fired, dry-cooled, combined-cycle facility. It will be constructed on a parcel of land immediately south of the existing South Bay facility. Once the new plant achieves commercial operation, the existing South Bay facility will be decommissioned and demolished.

In June 2006, LSP South Bay filed an application for certification (“AFC”) with the California Energy Commission (the “CEC”) to build the replacement project. The CEC deemed the AFC data adequate in August 2006, and has launched its one-year review process of the proposal. Working closely with other regulatory agencies, the CEC will analyze and hold public workshops on all potential impacts of the replacement project. Simultaneously, LSP South Bay will work with the local utility and other potential customers to establish a power purchase agreement for the plant’s output. LSP South Bay expects to receive a CEC permit in 2007 and, subject to entering into suitable power purchase and financing arrangements, LSP South Bay could begin construction on the replacement project in 2008, with a commercial operations date in mid-2010.

Plum Point

Following construction, Plum Point will be a 665 MW coal-fired electric generating facility at a site that is approximately two miles south of the City of Osceola in Mississippi County, Arkansas. Plum Point will be a single-unit facility utilizing one water and hydrogen-cooled steam turbine generator. PPEA currently owns Plum

Point’s capacity under a tenancy-in-common arrangement with other co-owners. These co-owners include the Missouri Joint Municipal Electric Utility Commission, the Municipal Energy Agency of Mississippi, East Texas Electric Cooperative and Empire District Electric.

Plum Point will primarily burn low-sulfur Wyoming Powder River Basin coal and will utilize modern control technologies for emissions control. Plum Point has executed a firm transportation agreement with the Burlington Northern Santa Fe Railway for the transportation of coal from its origin to the plant site with a ten-year term commencing from the date of first delivery. Plum Point will enter into coal purchase agreements at a date that is closer to the expected commercial operations date for the facility.

Water supply and discharge for Plum Point will be from and to the Mississippi River.

The Plum Point site is located within the Entergy wholesale electricity market, which spans Louisiana, Arkansas, Mississippi and Texas. Plum Point will be interconnected to the Entergy system through the 500 kV Dell-Shelby transmission line to the Sans Souci substation, located on the backbone of Entergy’s transmission system, pursuant to an interconnection agreement with Entergy Arkansas. Plum Point is expected to sell its energy and capacity pursuant to the power purchase agreements described below.

Construction of Plum Point is guaranteed on a joint and several basis by a joint venture of Kiewit Construction, Black & Veatch and Zachry Construction under a fixed-price engineering, procurement and construction contract. The contract specifies a substantial completion date of March 31, 2010, a guaranteed completion date of August 2010 and contains extensive performance and completion guarantees and liquidated damage provisions as are customary for construction contracts for development projects of this type.

Under the project management agreement relating to Plum Point, LSP Services Plum Point, LLC, one of the Contributed Entities, manages, administers and performs certain specified services in connection with the construction of the Plum Point project.

Power Purchase Agreements for Plum Point

PPEA has entered into 30-year power purchase agreements with Empire District Electricity Company for 50 MW, South Mississippi Electric Power Association for 200 MW, Southwestern Electric Cooperative, Inc. for up to 70 MW, and the Missouri Joint Municipal Electric Utility Commission for 50 MW, of Plum Point’s capacity and associated energy. Under these power purchase agreements, the buyer pays PPEA a pre-determined capacity payment to purchase energy and capacity from Plum Point. The agreements provide PPEA with a steady stream of revenue, and mitigate the effects of fluctuating market price for electricity.

Under the Plum Point power purchase agreements, PPEA will receive reimbursement for the fixed and variable operations and maintenance expenses, including the actual cost of fuel, allocated in proportion to the total capacity. The fuel charge under the power purchase agreements will be based on the delivered cost of coal (inclusive of transportation costs) and assumed heat rates ranging from 9,350 Btu/kWh to 9,500 Btu/kWh for Plum Point.

Financing Arrangements Discussion

In connection with the Merger Agreement Transactions, Dynegy is exploring a number of options to ensure an appropriate capital structure for New Dynegy. Considerations include refinancing certain of the project financings of the Contributed Entities, changes to the existing DHI bank debt arrangements, including increasing DHI’s revolving credit facility, and increasing the capacity of existing letter of credit facilities to support New Dynegy’s liquidity and collateral needs. As a result of Dynegy’s review and discussions with potential lenders to New Dynegy, Dynegy may elect to pursue alternative capital structures to be implemented in connection with the Merger Agreement Transactions. Dynegy’s review is on-going and the ultimate capital structure to be established by New Dynegy will depend on financial market conditions beyond its control. Such alternative capital structures, if they are implemented, could affect New Dynegy’s earnings and cash flows in 2007 and beyond.

For further information on the Kendall credit facilities, Ontelaunee credit facilities, LSP Gen Finance credit facilities, Plum Point credit facilities and the Plum Point bonds and lease agreement described below, please see Note 8—Financing Arrangements, to the Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of September 30, 2006, found elsewhere in this prospectus/proxy statement.

Kendall Credit Facilities

On October 7, 2005, LSP-Kendall Energy, LLC, as borrower, entered into an eight-year $422 million senior secured term loan facility and a six-year $10 million senior secured liquidity facility, which are referred to collectively as the Kendall credit facilities. As of September 30, 2006, there was approximately $405 million of term loan outstanding under the term loan facility and no amounts outstanding under the liquidity facility.

Unless the Kendall credit facilities are amended, a waiver is obtained from the applicable lenders, or the existing credit ratings of the Kendall credit facilities are reaffirmed by S&P and Moody’s after taking into account the Merger Agreement Transactions, the Merger Agreement Transactions will result in a change of control under the Kendall credit facilities and the borrower will be required to make a prepayment offer to each lender under the Kendall credit facilities. Dynegy is evaluating the possibility of refinancing or modifying the Kendall credit facilities. The Merger Agreement Transactions are not conditioned on such refinancing or modification.

Ontelaunee Credit Facilities

On May 5, 2006, OPOC, as borrower, entered into a $100 million first lien senior secured credit facility and a $50 million second lien senior secured credit facility, which are referred to collectively as the Ontelaunee credit facilities. As of September 30, 2006, there was $150 million outstanding under the Ontelaunee credit facilities.

For the Merger Agreement Transactions, the borrower has obtained a consent and waiver under the applicable change of control provisions from the required lenders under the Ontelaunee credit facilities and no event of default or accelerated payment will arise as a result of the completion of the Merger Agreement Transactions.

LSP Gen Finance Credit Facilities

In connection with the LS Power Group’s purchase of the LS Generation Facilities, LSP Gen Finance Co., LLC (a subsidiary of the LS Power Generation, LLC, which holds indirect ownership interest in the LS Generation Facilities), as borrower, entered into the following credit facilities:

•	a $100 million five-year first lien revolving and letter of credit facility (the “working capital facility”) used for general corporate, liquidity and working capital purposes;

•	a $950 million seven-year first lien term loan;

•	a $40 million seven-year first lien delayed draw term loan (which was subsequently drawn) maturing on the same date as the first lien term loan;

•	a $150 million eight-year second lien term loan;

•	a $500 million seven-year first lien senior secured special letter of credit facility (the “special letter of credit facility”); and

•	a $150 million five-year first lien senior secured letter of credit facility (the “five-year letter of credit facility”).

The foregoing facilities are referred to collectively as the LSP Gen Finance credit facilities. As of September 30, 2006, approximately $13.9 million in letters of credit was outstanding under the working capital facility, approximately $965 million was outstanding under the first lien term loan (including the delayed draw term loan), approximately $150 million was outstanding under the second lien term loan, approximately $470.3 million in letters of credit was outstanding under the special letter of credit facility and approximately $30 million in letters of credit was outstanding under the five-year letter of credit facility.

The Merger Agreement Transactions do not constitute a change of control under the LSP Gen Finance credit facilities. At the present time, New Dynegy has no intention of refinancing the LSP Gen Finance credit facilities in connection with the Merger Agreement Transactions.

Plum Point Credit Facilities

Each co-owner of Plum Point is separately financing, and is not liable for amounts in excess of, its pro rata share of the total construction cost of Plum Point. To finance its portion of the total construction cost, fund interest expense during construction and cover transaction costs, expenses and other working capital requirements, PPEA, as the borrower, has obtained a $423 million eight-year senior secured first lien term loan facility, a $50 million six-year senior secured first lien revolving credit facility and a $102 million eight-year senior secured first lien funded letter of credit facility that is utilized to back-stop the PPEA tax-exempt bonds described below. It has also obtained a $175 million 8 1/2-year second lien term loan facility. As of September 30, 2006, approximately $376 million was outstanding under the first lien term loan facility, no amount was outstanding under the first lien revolving credit facility and approximately $157 million was outstanding under the second lien term loan facility. In addition, letters of credit in the aggregate amount of approximately $101.5 million were outstanding under the first lien funded letter of credit facility. The foregoing facilities are collectively referred to as the PPEA credit facilities.

Unless the PPEA credit facilities are amended, a waiver is obtained from the applicable lenders, or the existing credit ratings of the PPEA credit facilities are reaffirmed by S&P and Moody’s after taking into account the Merger Agreement Transactions, the Merger Agreement Transactions will result in a change of control under the PPEA credit facilities and the borrower will be required to make a prepayment offer to each lender under the PPEA credit facilities. The LS Contributing Entities are currently considering their options to obtain a credit rating affirmation, a waiver or other suitable refinancing alternatives for the Plum Point credit facilities on more favorable terms. The Merger Agreement Transactions are not conditioned on such refinancing or modification.

Plum Point Bonds and Lease Agreement

On June 26, 2001, PPEA, the City of Osceola, Arkansas, Mississippi County, Arkansas, the Osceola School District No. 1 of Mississippi County and the Mississippi County Community College District entered into an agreement whereby the City of Osceola, Arkansas agreed to issue industrial development revenue bonds for the purpose of acquiring, constructing and equipping the Plum Point development project. Pursuant to this agreement, the City of Osceola agreed to enter into a lease agreement with PPEA at a future date whereby the Plum Point project would be leased from the City of Osceola to PPEA.

On March 1, 2006, the City of Osceola and PPEA entered into a trust indenture and guaranty agreement, a lease agreement and other ancillary documents in connection with the Plum Point project. Pursuant to the trust indenture and guaranty agreement, the City of Osceola agreed to issue to PPEA industrial development revenue bonds in the aggregate principal amount of up to $980 million (the “PPEA taxable bonds”). PPEA is the sole holder of the PPEA taxable bonds.

Pursuant to the lease agreement, the City of Osceola leased the Plum Point project to PPEA for a term that matches the maturity of the PPEA taxable bonds (March 1, 2036). Under the lease agreement, PPEA is required to pay rent amounts equal to principal and interest amounts payable from time to time on the PPEA taxable bonds. Under the trust indenture, the PPEA taxable bonds are limited recourse obligations of the City of Osceola that are payable only out of amounts received by the City of Osceola from PPEA as rent under the lease agreement. Because PPEA is also the sole holder of the PPEA taxable bonds, PPEA is both the payor and the ultimate payee of the rent amounts payable by PPEA under the lease agreement. In recognition of this fact, PPEA is permitted under its agreements with the City of Osceola to satisfy its obligation to make rent payments by way of netting the amount of each rent payment against the equal amount otherwise payable at such time to PPEA as holder of the PPEA taxable bonds. As a result of such netting, PPEA is not expected to have any obligation to make any cash payments under the lease agreement.

On April 1, 2006, the City of Osceola and PPEA entered into a loan agreement pursuant to which the proceeds from the City of Osceola’s issuance of solid waste disposal revenue bonds in the aggregate amount of $100 million was loaned by the City of Osceola to PPEA (the “PPEA tax-exempt bonds”). The PPEA tax-exempt bonds were issued and secured by a trust indenture dated April 1, 2006 between the City of Osceola, PPEA and Regions Bank, as trustee. The purpose of the PPEA tax-exempt bonds is to finance certain of PPEA’s undivided interests in various sewage and solid waste collection and disposal facilities related to the Plum Point project. These systems are eligible for tax-exempt financing pursuant to Section 142(a) of the Code. To support the payment of the PPEA tax-exempt bonds, an irrevocable letter of credit was issued by Credit Suisse, New York Branch, for the benefit of the owners of the PPEA tax-exempt bonds.

Regulatory and Environmental Matters

The Operating Assets and the Development Assets are subject to extensive federal, state and local laws and regulations governing the generation and sale of electricity.

Regulatory Matters

The Contributed Entities’ ability to charge market-based rates for wholesale sales of electricity is governed by the FERC. The FERC has granted market-based rate authority to the exempt wholesale generator (“EWG”) facilities owned by the Contributed Entities, which represent all of the operating generation facilities. Retention of the market-based rate authority depends on the FERC not finding that the relevant facility can exercise market power. The facilities are required to provide market power analyses to the FERC every three years and to report to the FERC any change in status within 30 days after the same occurs. The FERC has adopted market behavior rules and rules modeled after the SEC’s Rule 10b-5 to prohibit market manipulation. These rules are incorporated in the market-based rate tariffs of the EWGs and power marketer. A violation of these rules could result in the revocation or suspension of market-based rate authority, as well as refunds, disgorgement of profits and potential penalties. The facilities are also subject to FERC-approved market rules of regional transmission organizations that govern certain markets in which the facilities participate.

Environmental, Health and Safety Matters

The Operating Assets are subject to extensive federal, state and local laws and regulations relating to the protection of the environment, including those governing discharges to air and water, the management and disposal of hazardous waste, the cleanup of contaminated sites and health and safety matters. The facilities forming the Operating Assets are committed to operating in compliance with these laws and regulations. Because they change frequently and may become more stringent in the future, however, the facilities could incur substantial costs, including cleanup costs, fines, sanctions and third-party claims for property damage or personal injury, as a result of violation of, or liabilities under, environmental laws and regulations relating to the Operating Assets or the permits required for the Operating Assets. In addition, acquiring and maintaining necessary permits may require substantial capital and operating expenditures or impose unfavorable or uneconomic operating conditions on some or all of the Operating Assets and Development Assets. Because the costs of ongoing compliance with environmental laws and regulations and the cost of capital expenditures at the Operating Assets that are attributable, in whole or in part, to the requirements of environmental law are typically closely related to the overall operating costs and capital expenditures at each of the facilities, such costs are not accounted for as independent matters.

Following is a summary of the environmental, health and safety issues arising in connection with the Contributed Entities’ business:

Federal and State Remedial Laws. The Operating Assets are subject to liability under federal and state environmental laws, including the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, for the costs of remediating environmental contamination. Remediation activities include the cleanup of current facilities and offsite waste disposal facilities. The Operating Assets are currently involved in proceedings relating to sites where hazardous substances have been released and may be subject to additional proceedings in the future.

Four of the Operating Assets, Morro Bay, Moss Landing, South Bay and Oakland, are undergoing, or may in the future undergo, soil and/or groundwater remediation for contamination from operations prior to acquisition of these facilities by LS Contributing Entities, including contamination caused by a tank fire that occurred in 2003 at the Moss Landing plant. A significant portion of the expected remediation liabilities are covered under indemnification or cost-sharing agreements with the prior owners of the facilities, and in some cases the prior owner is responsible for managing the remediation process at the sites. The Operating Assets’ remediation liabilities are limited in scope, the known potential liabilities primarily involve remediation of soil below above-ground tanks that are to be removed, and the LS Contributing Entities do not expect that the remediation for which the Operating Assets may be responsible will result in material costs to the Operating Assets.

Due to their age, several of the operating facilities contain asbestos-containing materials, lead-based paint, and/or other regulated, hazardous materials. In accordance with existing state and federal regulations, the Contributed Entities have developed management plans for the proper maintenance and disposal of these materials.

Air Emissions Initiatives and Legislation. The Operating Assets are subject to requirements under the federal Clean Air Act and comparable state laws and regulations relating to air emissions, including permitting, compliance, and reporting obligations. The LS Contributing Entities believe that the Operating Assets are currently in substantial compliance with these regulations. The U.S. Congress and several individual states are currently considering legislative proposals that may regulate the emissions of sulfur dioxide (“SO2”), NOx, mercury, and in some proposals, carbon dioxide. In 2005, the EPA finalized the Clean Air Interstate Rule (“CAIR”) requiring reductions in SO2 and NOx emissions in 28 states and the District of Columbia, including states in which Operating Assets are located. In 2005, the EPA also issued the Clean Air Visibility Rule (“CAVR”), requiring the installation of Best Available Retrofit Technology to address problems of regional haze. The LS Contributing Entities do not believe that the facilities will be required to make any modifications or incur any material cost as a result of these initiatives. It is possible, however, that the financial impact of future legislation and regulation governing pollution from air emissions may be material, if regulations become more stringent.

Climate Change. The U.S. Congress is considering legislative proposals that may result in mandatory requirements for reductions in emissions of greenhouse gases. In the absence of preemptive federal legislation, some states have enacted legislation, adopted regulations or entered into regional agreements governing greenhouse gas emissions. In September 2006, the California legislature enacted the California Global Warming Solutions Act (“AB 32”), requiring the California Air Resources Board to institute a system for emissions reporting and to adopt regulations that will result in reductions of greenhouse gas emissions by 2020. AB 32 does not specify the mechanisms by which these reductions will be achieved. Therefore, the LS Contributing Entities are not able to evaluate the impact, positive or negative, of the legislation on the business of the Contributed Entities. It is possible, however, that the regulations that implement the objectives of AB 32 will require emissions reduction measures at the California facilities, which may have a material effect on the business of the Contributed Entities.

Clean Water Act Section 316(b). The EPA recently issued a rule under Section 316(b) of the Clean Water Act requiring existing electric generation facilities with once-through cooling water intake structures to determine and implement the best available technology to minimize adverse effects to fish and shellfish from these systems. Under Phase II of the rule, four of the operating facilities, Moss Landing, Morro Bay, South Bay and Bridgeport, have been required to conduct Comprehensive Demonstration Studies to determine what, if any, facility-specific modifications, operational measures or restoration measures are necessary to meet new impingement, mortality and/or entrainment reduction requirements. The total cost of implementing any required solutions can not yet be determined, but the Contributed Entities may incur significant capital expenditures and compliance costs at some of these Operating Assets.

Issues Specific to the Development Assets. The Development Assets may be subject to environmental regulations that could materially affect construction or the business. The Development Assets include thirteen so-called “greenfield” projects, twelve of which are still in the early development stage, intended for eventual operation as coal-fired power plants. Federal and state environmental laws require these facilities to obtain various environmental permits prior to the commencement of operations, including permits governing construction, air emissions, wastewater discharges, and hazardous waste disposal. In addition, the coal-fired power plants, including Plum Point, which is in the construction stage and scheduled for completion in August 2010, will be subject to regulations issued by the EPA governing air emissions for fossil fuel-fired plants. These regulations, specifically the Clean Air Act Mercury/Nickel Rule, CAIR and CAVR, may require additional pollution control equipment at the proposed facility or require the proposed facilities to obtain emission allowances in order to achieve compliance with specified emissions limits. Coal-fired plants operated by the Development Assets would also be subject to any future greenhouse gas emission requirements that could result from legislative proposals the U.S. Congress is currently considering or regional and state legislation or initiatives. Depending on the structure of any mandatory pollution control or emission reduction program, the financial impact to the Development Assets could be material.

Legal Proceedings

On December 15, 2004, the ISO-NE notified Bridgeport Energy, LLC, the owner of Bridgeport, that Bridgeport is needed by the ISO-NE for RMR operations to ensure reliability of services on the local power grid. Thereafter, Bridgeport Energy, LLC filed with the FERC a proposed RMR agreement between itself and the ISO-NE setting forth the terms of Bridgeport’s RMR operations, including those relating to the recovery of costs for the services by Bridgeport. Several third parties, however, intervened in the FERC proceeding to oppose the Bridgeport RMR agreement.

In a July 2005 order, the FERC conditionally accepted the Bridgeport RMR agreement effective as of June 1, 2005. The ruling, however, is subject to ongoing evidentiary hearings as to whether, and to what extent, the Bridgeport RMR agreement is necessary to ensure that Bridgeport recovers its costs for the services under RMR operations. Subject to the outcome of the evidentiary hearings, as well as ongoing settlement discussions between Bridgeport Energy, LLC and the interveners to the case, Bridgeport Energy, LLC may be subject to refund obligations relating to payments it has received under the Bridgeport RMR agreement. The outcome of this case cannot be predicted at this time.

Other than as described above, the Operating Assets and the Development Assets are not subject to any material litigation at this time.

Employees

The Operating Assets do not have employees. Long-term agreements are in place at each of the Operating Assets for the operation and maintenance of the electric generating facilities as described in the facilities descriptions above.

DIRECTORS AND MANAGEMENT OF NEW DYNEGY

Directors

Pursuant to the Shareholder Agreement between New Dynegy and the LS Contributing Entities, as long as shares of New Dynegy’s Class B common stock are outstanding, New Dynegy’s board of directors will consist of 11 members, of which up to three will be Class B Directors and the remaining directors will be elected by the holders of New Dynegy’s Class A common stock voting as a separate class (“Class A Directors”), unless the number of directors is increased pursuant to the terms of one or more series of New Dynegy’s preferred stock that may be outstanding from time to time. The holders of New Dynegy’s Class B common stock will be entitled to elect (i) three Class B Directors if the percentage of outstanding shares of New Dynegy’s Class B common stock equals or is greater than 30% of the outstanding shares of New Dynegy’s common stock, (ii) two Class B Directors if such percentage is less than 30% but greater than or equal to 10% and (iii) no Class B Directors if such percentage is less than 10%.

Bruce A. Williamson, the current chairman of the board of Dynegy, will serve as the Chairman of the Board of New Dynegy, and current Dynegy director Patricia A. Hammick will continue as lead director. All of Dynegy’s other current directors will remain on the Board of Directors of New Dynegy, with the exception of Rebecca B. Roberts and Howard B. Sheppard. Ms. Roberts and Mr. Sheppard, both of whom were nominated to the Dynegy Board by Chevron, which holds all of Dynegy’s outstanding shares of Class B common stock, will resign from their positions as class B directors of Dynegy upon the completion of the Merger Agreement Transactions as a result of Chevron’s reduced ownership interest.

Upon the completion of the Merger Agreement Transactions, the LS Contributing Entities, as a result of their ownership of New Dynegy’s Class B common stock, will have the right to name three Class B Directors to the board of directors of New Dynegy. It is expected that these three directors will be Mikhail Segal, the Chairman and Chief Executive Officer of the LS Power Group, Frank Hardenbergh, Vice Chairman of the LS Power Group, and James Bartlett, President of LS Power Equity Advisors, L.P.

The following table lists the persons who are expected to serve as directors of New Dynegy, including their ages (as of January 31, 2007) and current and recent business experience:

Name and Age	Current and Recent Business Experience
Class A Directors:

Bruce A. Williamson, 47	Currently, Mr. Williamson serves as Chairman and Chief Executive Officer of Dynegy. He has served as Chief Executive Officer and as a director of Dynegy since October 2002 and as Chairman of the Board of Dynegy since May 2004. Prior to joining Dynegy, Mr. Williamson served in various capacities with Duke Energy and its affiliates. From August 2001 to October 2002, he served as President and Chief Executive Officer of Duke Energy Global Markets. In this capacity, he was responsible for all Duke business units with global commodities and international business positions. From 1997 to August 2001, he served as Senior Vice President of Business Development and Risk Management and President and Chief Executive Officer at Duke Energy International. Mr. Williamson joined PanEnergy Corporation in June 1995, which then merged with Duke Power in June 1997. Prior to the Duke-PanEnergy merger, he served as PanEnergy’s Vice President of Finance. Before joining PanEnergy, he held positions of increasing responsibility at Shell Oil Company, advancing over a 14-year period to Assistant Treasurer. He currently serves as a Director of Questar Corporation.

Name and Age	Current and Recent Business Experience

David W. Biegler, 60	Mr. Biegler was elected to the Dynegy Board in April 2003. He has served as Chairman of Estrella Energy, L.P., which was formed to engage in the acquisition, construction and management of natural gas industry assets, since August 2003. Mr. Biegler retired at the end of 2001 as Vice Chairman of TXU Corporation, which engages in power generation and energy marketing and provides electric and natural gas utility services and other energy-related services. He also served as President and Chief Operating Officer of TXU Corporation from 1997 to December 2001. From 1993 to 1997, he served as Chairman, President and Chief Executive Officer of ENSERCH Corp. He currently serves as a Director of Trinity Industries, Inc., Southwest Airlines Co. and Austin Industries, Inc.

Thomas D. Clark, Jr., 65	Mr. Clark was elected to the Dynegy Board in July 2003. Since 2006, Mr. Clark has been the President of Strategy Associates, a consulting firm specializing in strategy development, strategic planning assistance, corporate governance policy and corporate analysis and on the boards of several community organizations and two privately-held companies. Mr. Clark previously served as Dean of the E.J. Ourso College of Business Administration and Ourso Distinguished Professor of Business from 1995 to 2003, and the Edward G. Schlieder Distinguished Chair of Information Science, and Director of the DECIDE Board Room at Louisiana State University from 2003 to 2006. Prior to these positions, he was Chairman of Information and Management Sciences at Florida State University and Director of the Information Systems Research Center from 1984 to 1995. He was the Gage Crocker Outstanding Professor at the Air Force Institute of Technology where he served in the School of Engineering from 1977 to 1984. Mr. Clark is also a Director of Endeavour International (AMEX).

Victor E. Grijalva, 68	Mr. Grijalva was elected to the Dynegy Board in May 2006. He has served as a director of Hanover Compressor Company since 2002 and formerly served as Chairman of Hanover’s Board from 2002 to 2005. From August 2 to August 19, 2002, Mr. Grijalva served as interim President and Chief Executive Officer of Hanover. Mr. Grijalva is the retired Vice Chairman of Schlumberger Limited, a supplier of technology, project management and information solutions to the oil and gas industry. Before serving as Vice Chairman, he served as Executive Vice President of Schlumberger’s Oilfield Services division from 1994 to January 1999 and as Executive Vice President of Schlumberger’s Wireline, Testing and Anadrill division from 1992 to 1994. He retired from Schlumberger in December 2001. Mr. Grijalva is also a director of Transocean, Inc., where he served as Chairman of the Board from 1999 to 2002.

Patricia A. Hammick, 60	Ms. Hammick was elected to the Dynegy Board in April 2003 and was appointed Lead Director in May 2004. She was an adjunct professor at George Washington University from 2002 to 2003. Ms. Hammick served as Senior Vice President, Strategy and Communications and a member of the management committee of Columbia Energy Group from 1998 through 2000 and was Vice President, Corporate Strategic Planning, for Columbia Energy Group from 1997 through 1998. From 1983 to 1996, she served as the Chief Operations Officer for the National Gas Supply Association in Washington, D.C., and held a management position with Gulf Oil

Name and Age	Current and Recent Business Experience
Exploration and Production Company from 1979 through 1983. Prior to 1979, Ms. Hammick worked for the American Petroleum Institute, the Center for Naval Analysis and the Naval Weapons Center. She currently serves as a director of Consol Energy, Inc. and SNC-Lavalin Group, Inc.

George L. Mazanec, 70	Mr. Mazanec was elected to the Dynegy Board in May 2004. He has served as a member of the board of directors of National Fuel Gas Company, a diversified energy company, since October 1996. Mr. Mazanec was Advisor to the Chief Operating Officer of Duke Energy Corporation from August 1997 to 2000, and Vice Chairman of PanEnergy Corporation from 1989 until October 1996. He previously served as a director of TEPPCO, LP from 1992 to 1997, as a director of Northern Border Pipeline Company Partnership from 1993 to 1998, and as a director of Westcoast Energy Inc. from 1996 to 2002. Mr. Mazanec is the former Chairman of the Management Committee of Maritimes & Northeast Pipeline, L.L.C. and currently serves as a director of the Northern Trust Bank of Texas, NA (advisory board), National Fuel Gas Company and AEGIS Insurance Services, Inc. He has also served as a Member of the Board of Trustees of DePauw University since 1996.

Robert C. Oelkers, 62	Mr. Oelkers was elected to the Dynegy Board in August 2002. He served as President of Texaco International Trader Inc. from April 1999 until his retirement in October 2001. Mr. Oelkers served as Vice President and Comptroller of Texaco Inc. from April 1994 until March 1999. Mr. Oelkers was employed by Texaco Inc. from 1966 until his retirement. Mr. Oelkers also served as a member of the Financial Accounting Standards Board’s Advisory Committee from 1997 through 2000.

William L. Trubeck, 60	Mr. Trubeck was elected to the Dynegy Board in April 2003. He has served as Executive Vice President and Chief Financial Officer of H&R Block, Inc. since October 2004. He previously served Waste Management as Executive Vice President of its Western Group from April 2003 until July 2004, Executive Vice President, Operations Support, and Chief Administrative Officer from May 2002 until April 2003 and Executive Vice President and Chief Financial Officer from March 2001 until April 2002. He was Senior Vice President—Finance and Chief Financial Officer of International Multifoods, Inc. from March 1997 until March 2000, and President, Latin American Operations of International Multifoods, Inc. from May 1998 until March 2000. He has served as a director of YRC Worldwide since 1994 and as chairman of its audit committee since April 2002. He also currently serves as a director for Ceridian Corporation.

Class B Directors:

Mikhail Segal, 56	Mr. Segal has served as Chairman and Chief Executive Officer of the LS Power Group, a privately held power plant investor, developer and manager, since 1990. Mr. Segal has over 32 years of experience in the power industry. Prior to co-founding the LS Power Group, Mr. Segal served as co-head of Commercial Union Energy Corporation, where he was responsible for managing the Commercial Union Energy Limited Partnership, a partnership focused on investing in power generation projects. Mr. Segal was previously President of The Energy Systems

Name and Age	Current and Recent Business Experience
Company, a private developer of cogeneration projects, and held various positions, including General Manager of Power Generation and Systems Planning, with LEMCO Engineers, Inc. (“LEMCO”), an electrical engineering and consulting firm. Prior to LEMCO, Mr. Segal worked for the Department of Energy in the former Soviet Union.

Frank Hardenbergh, 63	Mr. Hardenbergh, Vice Chairman of the LS Power Group, joined the LS Power Group in 1993 and has over 20 years of experience in the power industry. From January 2001 to May 2005, he served as Executive Vice President and Chief Operating Officer of the LS Power Group. He has served as Vice Chairman of the LS Power Group since May 2005. Prior to joining the LS Power Group, Mr. Hardenbergh served as Senior Vice President, General Counsel and member of the Management Committee of the Commercial Union Capital Group, a private boutique merchant bank that included Commercial Union Energy Corporation and the Commercial Union Energy Limited Partnership. Mr. Hardenbergh was previously Associate General Counsel of the Commercial Union Insurance Companies, the parent company to Commercial Union Capital Group. Prior to joining the Commercial Union Insurance Companies, Mr. Hardenbergh was an Associate with Peabody & Arnold LLP.

James Bartlett, 39	Mr. Bartlett has served as President of LS Power Equity Advisors, L.P., since 2005 and has 17 years of experience in the power industry. Prior to joining the LS Power Group in March 2005, Mr. Bartlett held various positions in the Energy Investment Banking Group at Credit Suisse, where he focused on M&A and financing transactions in the power generation sector. Mr. Bartlett joined Credit Suisse in 1992 and was named Managing Director in 2001. Previously, Mr. Bartlett was an Associate at Kendall Capital Partners and an Analyst at Drexel Burnham Lambert.

If any of the directors nominated by Dynegy are unable to serve on New Dynegy’s board of directors, Dynegy will be entitled to nominate substitute nominees and, likewise, if any of the directors nominated by the LS Contributing Entities are unable to serve on New Dynegy’s board of directors, the LS Contributing Entities will be entitled to nominate substitute nominees in accordance with the terms of the Shareholder Agreement.

Committees of the Board of Directors of New Dynegy

Each of the committees of New Dynegy’s board of directors will have two or more members. Each of the Audit and Compliance Committee, Compensation and Human Resources Committee and Corporate Governance and Nominating Committee will consist entirely of independent directors. Subject to applicable law, each committee (other than any committee the mandate of which is limited solely to (i) consideration of matters relating to New Dynegy’s relationship with its Class B common stockholders and their affiliates or (ii) nomination of candidates for directors other than Class B Directors) will have at least one Class B Director as a member thereof, unless no Class B Director satisfies the independence requirements of the NYSE and the SEC, as applicable, for membership on such committee or unless all Class B Directors decline to serve on such committee or the Class B common stockholders decline to elect any Class B Director. The initial committees of New Dynegy’s board of directors will be:

•	an Audit and Compliance Committee;

•	a Compensation and Human Resources Committee;

•	a Corporate Governance and Nominating Committee; and

•	a Performance Review Committee.

New Dynegy’s board of directors may designate other committees in the future.

New Dynegy Management

Set forth below is a table of the persons expected to serve as senior management of New Dynegy following the completion of the Merger Agreement Transactions, together with their ages (as of January 31, 2007), current positions and recent business experience:

Name and Age/Current Position(s)	Current Position(s) and Recent Business Experience
Bruce A. Williamson, 47 Chief Executive Officer and Chairman of the Board of Dynegy	Currently, Mr. Williamson serves as Chairman and Chief Executive Officer of Dynegy. He has served as Chief Executive Officer and as a director of Dynegy since October 2002 and as Chairman of the Board of Dynegy since May 2004. Prior to joining Dynegy, Mr. Williamson served in various capacities with Duke Energy and its affiliates. From August 2001 to October 2002, he served as President and Chief Executive Officer of Duke Energy Global Markets. In this capacity, he was responsible for all Duke business units with global commodities and international business positions. From 1997 to August 2001, he served as Senior Vice President of Business Development and Risk Management and President and Chief Executive Officer at Duke Energy International. Mr. Williamson joined PanEnergy Corporation in June 1995, which then merged with Duke Power in June 1997. Prior to the Duke-PanEnergy merger, he served as PanEnergy’s Vice President of Finance. Before joining PanEnergy, he held positions of increasing responsibility at Shell Oil Company, advancing over a 14-year period to Assistant Treasurer. He currently serves as a Director of Questar Corporation.

Stephen A. Furbacher, 59 President and Chief Operating Officer of Dynegy	Mr. Furbacher has served as President and Chief Operating Officer of Dynegy since August 2005 and as Executive Vice President of Dynegy’s previous NGL segment from September 1996 to August 2005. Mr. Furbacher is responsible for overseeing Dynegy’s power generation business and, until October 31, 2005, was responsible for overseeing Dynegy’s midstream operations. He joined in May 1996, just prior to Dynegy’s acquisition of Chevron’s midstream business. Before joining Dynegy, he served as President of Warren Petroleum Company, the natural gas liquids division of Chevron U.S.A. He began his career with Chevron in August 1973 and served in positions of increasing responsibility before being named President of Warren Petroleum Company in July 1994.

Holli C. Nichols, 36 Executive Vice President and Chief Financial Officer of Dynegy	Ms. Nichols has served as Executive Vice President and Chief Financial Officer of Dynegy since November 2005. Ms. Nichols is responsible for financial affairs, including finance and accounting, treasury, risk management, internal audit and investor and credit agency relationships. Ms. Nichols previously served as Senior Vice President and Treasurer from May 2004 to November 2005, as Dynegy’s Senior Vice President and Controller from June 2003 to May 2004 and as Vice President, Assistant Corporate Controller and Senior Consultant from May 2000 to June 2003. Ms. Nichols joined Dynegy from PricewaterhouseCoopers LLP in May 2000.

Name and Age/Current Position(s)	Current Position(s) and Recent Business Experience

J. Kevin Blodgett, 35 General Counsel, Executive Vice President—Administration and Secretary of Dynegy	Mr. Blodgett has served as General Counsel and Executive Vice President—Administration of Dynegy since November 2005 and as Secretary of Dynegy since March 2006. Mr. Blodgett is responsible for legal and administrative affairs, including legal services supporting Dynegy’s operational, commercial and corporate areas, as well as ethics and compliance, human resources, information technology, building services, real estate and procurement management. Mr. Blodgett previously served as Senior Vice President, Human Resources from August 2004 to November 2005, as Group General Counsel—Corporate Finance & Securities and Corporate Secretary from May 2003 to August 2004 and as Assistant General Counsel, Senior Corporate Counsel and Corporate Counsel from October 2000 to May 2003. Mr. Blodgett joined Dynegy from Baker Botts LLP in October 2000.

Lynn A. Lednicky, 46 Executive Vice President of Strategic Planning and Corporate Business Development of Dynegy	Mr. Lednicky has served as Executive Vice President of Strategic Planning and Corporate Business Development of Dynegy since November 2005 and as Senior Vice President of Strategic Planning and Corporate Business Development since July 2003. Mr. Lednicky is responsible for identifying opportunities and strategies for building value at both the corporate level and within Dynegy’s power generation business. In addition, Mr. Lednicky has previously served as Senior Vice President of Power Origination from December 2000 to July 2003. Mr. Lednicky joined Dynegy’s predecessor Destec Energy, Inc. in July 1991.

Jason Hochberg, 35 President of LS Power Development, LLC	Mr. Hochberg joined the LS Power Group in 1999 as in-house legal counsel and served as General Counsel of the LS Power Group beginning in 2001. In 2003, Mr. Hochberg was named head of the LS Power Group’s asset management business, which provided management services to the LS Power Group-owned projects. In 2005, Mr. Hochberg was named President of LS Power Development, LLC. Prior to joining the LS Power Group, Mr. Hochberg was an Associate at Latham & Watkins LLP. Following the completion of the Merger, Mr. Hochberg will serve as a member of New Dynegy’s executive management team.

Director and Executive Officer Compensation

There have been no compensation or other payments made by, and there are currently no employment agreements or other compensation arrangements in place with, New Dynegy with respect to persons expected to serve as directors or executive officers of New Dynegy, including persons currently employed by the LS Power Group. In addition, there have historically been no compensation or other payments made by Dynegy or the Contributed Entities, as the entities being acquired by New Dynegy in connection with the Merger Agreement Transactions, to prospective directors and executive officers of New Dynegy currently employed by the LS Power Group, and there are no employment agreements or other compensation arrangements between prospective directors and executive officers of New Dynegy currently employed by the LS Power Group and either Dynegy or the Contributed Entities. There have historically been, and there are currently, no material transactions with New Dynegy, Dynegy or the Contributed Entities related to prospective directors and executive officers of New Dynegy currently employed by the LS Power Group.

Upon completion of the Merger, it is anticipated that New Dynegy will assume the existing employment agreement between Bruce A. Williamson, Dynegy’s Chairman and Chief Executive Officer, and Dynegy. It is not anticipated that New Dynegy will enter into any similar employment agreements. Any employment agreements or other compensation arrangements that New Dynegy enters into with respect to persons expected to serve as directors or executive officers of New Dynegy, including persons currently employed by the LS Power Group, will be disclosed in accordance with the rules and regulations of the SEC. Information concerning persons expected to serve as directors and executive officers of New Dynegy affiliated with Dynegy and their historical compensation paid by Dynegy and ownership of Dynegy common stock is contained in Dynegy’s definitive proxy statement for its 2006 annual meeting of shareholders previously mailed to Dynegy’s shareholders and incorporated by reference herein. See “Where You Can Find More Information.”

THE MERGER AGREEMENT AND MERGER AGREEMENT TRANSACTIONS

Dynegy, the LS Contributing Entities, Merger Sub and New Dynegy entered into the Merger Agreement dated as of September 14, 2006. The Merger Agreement, in general, governs the contribution of certain power generation assets of the LS Contributing Entities to New Dynegy in exchange for (i) approximately 40% of New Dynegy’s common stock that will be outstanding upon the completion of the Merger, which will be in the form of New Dynegy’s Class B common stock, (ii) $100 million in cash and (iii) the New Dynegy Notes. The Merger Agreement also governs the merger of Merger Sub with and into Dynegy, a wholly owned subsidiary of New Dynegy, the result of which will be the conversion of each outstanding share of Dynegy’s common stock into the right to receive one share of New Dynegy’s Class A common stock. Pursuant to the Merger Agreement, New Dynegy and the LS Contributing Entities have entered into, and will enter into, additional agreements in connection with the transactions, including the following agreements:

•	the Shareholder Agreement;

•	the Corporate Opportunity Agreement;

•	the LS Registration Rights Agreement; and

•	the Development Services LLC Agreement.

The Merger Agreement Transactions

The following is a brief summary of the Merger Agreement Transactions.

Merger of Dynegy and Merger Sub

In connection with the Merger, Merger Sub, a new wholly owned subsidiary of New Dynegy, will merge with and into Dynegy. As a result, Dynegy will survive the Merger and become a wholly owned subsidiary of New Dynegy. Upon the completion of the Merger, each outstanding share of Dynegy’s common stock will be converted into the right to receive one share of New Dynegy’s Class A common stock.

Contribution from the LS Contributing Entities to New Dynegy

In connection with the completion of the Merger, the Contributions will be effected by or through:

•

the sale by the LS Contributing Entities to New Dynegy of all of the outstanding equity interests in certain entities that collectively own an operating power plant in Kendall County, Illinois (known as Kendall) (the “Kendall Interests”), resulting in New Dynegy owning the Kendall facility;

•

the transfer by the LS Contributing Entities to New Dynegy of all of the equity interests in certain entities that collectively own nine other operating power plants (known as Ontelaunee, Moss Landing, Morro Bay, South Bay, Oakland, Arlington Valley, Griffith, Bridgeport and Casco Bay) (the “Operating Entity Interests”), resulting in New Dynegy owning those operating power plants, located in Maine, Connecticut, Pennsylvania, Arizona and California;

•

the transfer by the LS Contributing Entities to New Dynegy of all of the equity interests in certain entities that collectively own interests in a power plant being constructed in Osceola, Arkansas (known as Plum Point), resulting in New Dynegy owning an approximately 40% undivided ownership interest in Plum Point (the “Plum Point Interests”); and

•

the transfer by LS Associates to the Development LLC of all of the interests in certain entities that collectively own various power generation development projects (the “Development Interests”), and the contribution by LS Associates of 50% of the membership interests in the Development LLC to New Dynegy, resulting in New Dynegy owning a 50% interest in these power generation development projects through the Development LLC.

In exchange for the contribution of the Contributed Entities, the LS Contributing Entities will receive, upon the completion of the Merger, the following:

•	340 million shares of New Dynegy’s Class B common stock, which will represent approximately 40% of the common stock of New Dynegy that will be outstanding upon the completion of the Merger;

•	$100 million in cash; and

•	$275 million in aggregate principal amount of the New Dynegy Notes.

Upon the completion of these transactions, Dynegy’s shareholders, in the aggregate, will hold approximately 60%, and the LS Contributing Entities will hold approximately 40%, of the common stock of New Dynegy that will be outstanding upon the completion of the Merger, and New Dynegy will assume approximately $1.9 billion of net debt (debt less restricted cash and investments) of the LS Contributing Entities.

Contribution of Assets from LS Associates and New Dynegy to the Development LLC Post-Closing

Immediately after the completion of the Merger, the LS Power Group intends to contribute its interests in the Egan Wind, Plum Point II and Abernathy development projects to the Development LLC, and New Dynegy intends to contribute its interests in the development projects consisting of the Baldwin expansion, and redevelopment activities at the Roseton, Vermillion, Blue Grass, Rolling Hills, Riverside and Independence facilities to the Development LLC.

Alternative Kendall Stand-Alone Acquisition

Alternatively, should the Merger Agreement Transactions not be completed, Dynegy, through a new wholly owned indirect subsidiary, Kendall Power LLC, will acquire for cash all of the LS Contributing Entities’ interests in LSP Kendall Holding, LLC and LSP-Kendall Blocker, Inc., which own Kendall. The purchase of the LS Contributing Entities’ interests in LSP Kendall Holding, LLC will be effectuated pursuant to a Limited Liability Company Membership Interests and Stock Purchase Agreement, dated as of September 14, 2006, among LS Associates, LS Equity Partners, LS Partners, PIE and Kendall Power LLC. The approval of Dynegy’s shareholders is not required, and would not be sought, for Dynegy’s purchase of the LS Contributing Entities’ interests in LSP Kendall Holding, LLC as a stand-alone acquisition if the Merger Agreement Transactions are not completed.

Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. You should read the entire Merger Agreement carefully.

Contributions

Upon the completion of the Merger, LS Associates, LS Equity Partners, LS Partners and PIE will transfer the Kendall Interests to New Dynegy. In exchange for the Kendall Interests, LS Associates, LS Equity Partners, LS Power and PIE will receive from New Dynegy $100 million in cash and $112 million in aggregate principal amount of the New Dynegy Notes.

In addition, the LS Contributing Entities will contribute the Operating Entity Interests and the Plum Point Interests, as well as 50% of the membership interests in the Development LLC, to New Dynegy. In exchange for the Operating Entity Interests and the Plum Point Interests and 50% of the membership interests in the Development LLC, the LS Contributing Entities will receive from New Dynegy 340 million shares of New Dynegy’s Class B common stock and $163 million in aggregate principal amount of the New Dynegy Notes.

The Merger

Following the satisfaction or waiver of the conditions in the Merger Agreement, Merger Sub will merge with and into Dynegy, and Dynegy will be the surviving corporation. As a result of the Merger, Dynegy and its wholly owned subsidiary, DHI, will become wholly owned subsidiaries of New Dynegy. Upon completion of the Merger, each outstanding share of Dynegy common stock will be exchanged for one share of New Dynegy’s Class A common stock. Such exchange will include the shares of Dynegy’s Class B common stock, which are held by Chevron.

Exchange of Shares

Exchange Agent

Prior to the Merger, Dynegy will appoint an exchange agent to effect the exchange of certificates representing shares of Dynegy common stock for certificates representing shares of New Dynegy’s Class A common stock. At or prior to the completion of the Merger, New Dynegy will deposit with the exchange agent, in trust for the holders of Dynegy common stock, certificates representing New Dynegy’s Class A common stock issuable upon conversion of shares of Dynegy common stock.

Exchange of Dynegy Shares

Promptly after the Merger but no later than five business days thereafter, the exchange agent will mail to each holder of certificates of Dynegy common stock a letter of transmittal and instructions explaining how to surrender such certificates to the exchange agent.

Dynegy shareholders who surrender their stock certificates to the exchange agent, together with a properly completed and signed letter of transmittal and any other documents required by the instructions to the letter of transmittal, will receive New Dynegy Class A common stock certificates representing such number of shares as such holders are entitled to receive in accordance with the Merger Agreement.

Dynegy common stock certificates should not be returned with the enclosed proxy card and should not be forwarded to the exchange agent except with a signed letter of transmittal and any other documents that may be required by the exchange agent, as provided in the instructions that will accompany the letter of transmittal, which will be provided to Dynegy shareholders following the Merger.

New Dynegy will make arrangements for Chevron to exchange its Dynegy common stock certificates for New Dynegy Class A common stock certificates upon the completion of the Merger.

Conditions

Conditions to the Obligations of Dynegy and the LS Contributing Entities to Complete the Merger Agreement Transactions

The respective obligations of each party to complete the Merger Agreement Transactions are subject to the satisfaction or waiver on or prior to the closing date of the Merger Agreement of the following conditions:

•	the adoption of the Merger Agreement and the approval of the Merger by Dynegy’s shareholders;

•

no law, statute, rule or regulation, or order, judgment, writ, injunction, decree, settlement, stipulation or award exists or has been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal the completion of the Merger Agreement Transactions;

•	the expiration or termination of any waiting period applicable to the Merger Agreement Transactions under the HSR Act;

•

the FERC’s approval of the parties’ joint application under Section 203 of the FPA and of the notice of change of status filing on behalf of New Dynegy’s subsidiaries with market-based rate authority submitted under Section 205 of the FPA;

•	the receipt of certain approvals necessary for completion of the Merger Agreement Transactions under New York law;

•

no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus forms a part shall be in effect, and no proceeding for such purpose shall be pending before or threatened by the SEC;

•	the approval of the listing on the NYSE of New Dynegy’s Class A common stock to be issued in connection with the Merger; and

•	the execution and delivery of the documents relating to the Development LLC.

Another condition to the completion of the Merger and the Contributions, the expiration of the waiting period applicable under the HSR Act, has already been satisfied.

Conditions to the Obligations of the LS Contributing Entities to Complete the Merger Agreement Transactions

The LS Contributing Entities’ obligations to complete the Merger Agreement Transactions are further subject to the satisfaction or waiver on or prior to the Closing Date of the Merger Agreement Transactions of the following additional conditions:

•

the representations and warranties of Dynegy, New Dynegy and Merger Sub must be true and correct as of the closing date of the Merger Agreement as though they were made on and as of the closing date of the Merger Agreement, except for representations and warranties which speak as of an earlier date or period, which must be true and correct as of such date or period; representations and warranties made at the closing of the Merger Agreement Transactions will be deemed to be true and correct unless the failure of all such representations and warranties to be so true and correct would reasonably be expected, in the aggregate, to have a Dynegy MAE, as described below; representations and warranties with respect to events and matters that occurred on or prior to the date of the Merger Agreement will be deemed be true and correct unless the failure of all such representations and warranties to be so true and correct has an adverse effect having a value in excess of, individually or in the aggregate, $50 million; and representations and warranties with respect to Dynegy’s capitalization must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on the closing date of the Merger Agreement;

•	Dynegy, New Dynegy and Merger Sub must have performed in all material respects all obligations required to be performed by them under the Merger Agreement;

•

the LS Contributing Entities must have received an officer’s certificate from Dynegy certifying as to the truth and correctness of the representations and warranties of, and the performance in all material respects of the obligations of, Dynegy, New Dynegy and Merger Sub under the Merger Agreement;

•	a Dynegy MAE, as described below, must not have occurred since June 30, 2006;

•	the LS Contributing Entities must have received an opinion from Cravath, Swaine & Moore LLP regarding the tax treatment of the Merger and the Contributions as exchanges under Section 351 of the Code;

•

New Dynegy’s certificate of incorporation and bylaws must have been amended and restated such that they are substantially in the forms of Annex B and Annex C to this proxy statement/prospectus, respectively;

•	the indenture for the New Dynegy Notes to be issued as consideration for the Contributed Entities must have been executed and be in effect;

•	the New Dynegy Notes to be issued as consideration for the Contributed Entities must have been executed and be in effect;

•

certain specified letters of credit with respect to Kendall and the other assets contributed by the LS Contributing Entities must have been replaced and the LS Contributing Entities must not have any remaining liability with respect to such letters of credit;

•	Dynegy and New Dynegy must have taken all necessary actions to ensure that the composition of the board of directors of New Dynegy is in compliance with the Shareholder Agreement; and

•	the transactions with respect to Griffith must have occurred prior to or simultaneous with the closing of the Merger Agreement Transactions.

“Dynegy MAE” means any state of facts, change, development, event, effect, condition or occurrence, individually or in the aggregate, that is materially adverse to the business, assets, properties, liabilities or condition, financial or otherwise, or results of operations of Dynegy and its direct and indirect subsidiaries taken as a whole (except for certain specified adverse changes, developments, events, effects, conditions or occurrences or effects that do not have a disproportionate adverse effect on Dynegy and its direct and indirect subsidiaries as compared to other entities engaged in the power generation business) or that, directly or indirectly, prevents or materially impairs or delays Dynegy’s or any of its direct or indirect subsidiaries’ ability to perform its obligations under any agreement, instrument or document contemplated by the Merger Agreement (the “Transaction Documents”).

Conditions to the Obligations of Dynegy to Complete the Transactions

Dynegy’s obligations to complete the Merger Agreement Transactions are further subject to the satisfaction or waiver on or prior to the closing date of the Merger Agreement of the following additional conditions:

•

the representations and warranties of the LS Contributing Entities must be true and correct as of the closing date of the Merger Agreement as though they were made on and as of the closing date of the Merger Agreement, except for representations and warranties which speak as of an earlier date or period, which must be true and correct as of such date or period; representations and warranties made at the closing of the Merger Agreement Transactions will be deemed to be true and correct unless the failure of all such representations and warranties to be so true and correct would reasonably be expected, in the aggregate, to have an LS MAE, as described below; representations and warranties with respect to events and matters that occurred on or prior to the date of the Merger Agreement will be deemed to be true and correct unless the failure of all such representations and warranties to be so true and correct has an adverse effect having a value in excess of, individually or in the aggregate, $50 million; and representations and warranties with respect to the equity interests owned by the LS Contributing Entities in the Contributed Entities and the capitalization of the Contributed Entities must be true and correct in all material respects as of the date of the Merger Agreement and as of the closing date of the Merger Agreement as though made on the closing date of the Merger Agreement;

•	the LS Contributing Entities must have performed in all material respects all obligations required to be performed by them under the Merger Agreement;

•

Dynegy must have received an officer’s certificate on behalf of each LS Contributing Entity certifying as to the truth and correctness of the representations and warranties of, and the performance in all material respects of the obligations of, each LS Contributing Entity under the Merger Agreement;

•	an LS MAE, as described below, must not have occurred since June 30, 2006; and

•	the contribution of the Contributed Entities must have occurred.

“LS MAE” means any state of facts, change, development, event, effect, condition or occurrence, individually or in the aggregate, that is materially adverse to the business, assets, properties, liabilities or condition, financial or otherwise, or results of operations of the Contributed Entities taken as a whole (except for certain specified adverse changes, developments, events, effects, conditions or occurrences or effects that do not have a disproportionate adverse effect on the Contributed Entities as compared to other entities engaged in the power generation business) or that, directly or indirectly, prevents or materially impairs or delays any of the LS Contributing Entities’ or Contributed Entities’ ability to perform its obligations under any Transaction Document.

No Other Transactions Involving Dynegy or the LS Contributing Entities

No Solicitation by Dynegy

Dynegy has agreed that it will not, and will not permit any of its subsidiaries or representatives to:

•	directly or indirectly solicit, initiate or encourage the submission of any proposal that constitutes or is reasonably likely to lead to a Dynegy takeover proposal, as described below;

•

approve or recommend any Dynegy takeover proposal, or enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Dynegy takeover proposal, or resolve to or publicly propose to do any of the foregoing; or

•

directly or indirectly participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Dynegy takeover proposal.

A “Dynegy takeover proposal” means any bona fide proposal or offer from any person, other than the LS Contributing Entities, New Dynegy, Merger Sub or any of their affiliates, relating to:

•

any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transactions involving Dynegy or any of its direct or indirect subsidiaries of assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or the assets of Dynegy and its direct and indirect subsidiaries, taken as a whole immediately prior to such transaction;

•

any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transactions involving Dynegy or any of its direct or indirect subsidiaries of 20% or more of any class of capital stock of Dynegy or capital stock of, or other equity or voting interests in, any of Dynegy’s direct or indirect subsidiaries whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of Dynegy and its direct and indirect subsidiaries, taken as a whole immediately prior to such transaction; or

•

any purchase or sale of, or tender offer or exchange offer for, capital stock of Dynegy or any of its direct or indirect subsidiaries that, if completed, would result in any person beneficially owning 20% or more of any class of capital stock of Dynegy or any of its direct or indirect subsidiaries whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of Dynegy and its direct and indirect subsidiaries, taken as a whole immediately prior to such transaction.

Any person’s proposal or offer to Chevron, so long as such action does not materially impair Dynegy’s ability to perform its obligations under the Transaction Documents, shall not be a Dynegy takeover proposal.

In addition, the Merger Agreement does not prohibit Dynegy or the Dynegy Board from disclosing to Dynegy’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or any similar disclosure, but the Dynegy Board may recommend that Dynegy’s shareholders tender their shares of Dynegy stock in connection with any such tender or exchange offer only if the Dynegy Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Dynegy takeover proposal is, or could result in, a Dynegy superior proposal, as described below, and Dynegy shall have complied in all material respects with all of its obligations under the Dynegy no-shop provisions of the Merger Agreement.

If, however, prior to obtaining its shareholders’ approval of the Merger Agreement, Dynegy receives an unsolicited Dynegy takeover proposal from a third party that the Dynegy Board determines in good faith, after consultation with its financial advisor and outside legal counsel, is, or would be reasonably likely to result in, a Dynegy superior proposal, as described below, then Dynegy and its representatives may make such inquiries or conduct such discussions with respect to such Dynegy takeover proposal as the Dynegy Board, after consultation with outside legal counsel, may deem reasonable to inform itself for the purpose of exercising its fiduciary duties to its stockholders under applicable law, and may conduct such additional discussions or negotiations as the Dynegy Board determines, but only if, before such discussions or negotiations, such third party has entered into a confidentiality agreement in customary form that is no less favorable to Dynegy, including any standstill provisions, and no less restrictive than the confidentiality agreement between LS Power Equity Advisors, LLC and Dynegy, and the Dynegy Board determines in its good faith judgment, after consultation with outside legal counsel, that failure to take such actions would be reasonably likely to be a breach of its fiduciary duties under applicable law.

The Dynegy Board will not:

•

withdraw, amend, modify or qualify, or publicly propose to withdraw, amend, modify or qualify, its recommendation, approval, adoption or declaration of advisability of the Merger Agreement, and the Merger Agreement Transactions;

•	recommend that Dynegy shareholders reject the Merger Agreement, the Merger or the Merger Agreement Transactions, or resolve, agree or propose publicly to take any such action;

•	approve or recommend, or propose publicly to approve or recommend, any Dynegy takeover proposal; or

•

terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party (other than any such agreement involving the LS Contributing Entities or the Contributed Entities), except with respect to any third party making an unsolicited bona fide written Dynegy takeover proposal that does not result from a violation of the Merger Agreement.

A “Dynegy superior proposal” means any bona fide written Dynegy takeover proposal (assuming that references to 20% in the definition of Dynegy takeover proposal are 50%) which is on terms that the Dynegy Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, including any conditions to such Dynegy takeover proposal, the timing of the closing thereof, the risk of non-completion, any required governmental or other consents, filings and approvals, and the payment of the termination fee to the LS Contributing Entities as described below, would, if completed, result in a transaction that is more favorable to Dynegy’s stockholders from a financial point of view than the Merger Agreement Transactions.

No Solicitation by the LS Contributing Entities

The LS Contributing Entities have agreed that they will not, and will not permit any of their subsidiaries or representatives to:

•	directly or indirectly solicit, initiate or encourage the submission of any proposal that constitutes or is reasonably likely to lead to an LS takeover proposal, as described below;

•

approve or recommend any LS takeover proposal, or enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any LS takeover proposal, or resolve to or publicly propose to do any of the foregoing; or

•

directly or indirectly participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any LS takeover proposal.

An “LS takeover proposal” means any bona fide proposal or offer from any person, other than Dynegy, New Dynegy, Merger Sub or any subsidiary or affiliate of Dynegy or New Dynegy, relating to:

•

any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transactions involving the LS Contributing Entities or any Contributed Entity or assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Contributed Entities, taken as a whole immediately prior to such transaction;

•

any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transactions involving the LS Contributing Entities or any Contributed Entity of 20% or more of the outstanding equity or voting interests in any Contributed Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of any Contributed Entity immediately prior to such transaction; or

•

any purchase or sale of, or tender offer or exchange offer for, the equity interests of any Contributed Entity that, if completed, would result in any person beneficially owning 20% or more of the equity interests of the LS Contributing Entities or any Contributed Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of the Contributed Entities, taken as a whole immediately prior to such transaction.

If, however, prior to obtaining Dynegy shareholders’ approval of the Merger Agreement, the LS Contributing Entities receive an unsolicited LS takeover proposal from a third party that the LS Contributing Entities determine in good faith, after consultation with their financial advisor and outside legal counsel, is, or would be reasonably likely to result in, an LS superior proposal, as described below, then the LS Contributing Entities and their representatives may make such inquiries or conduct such discussions with respect to such LS takeover proposal as the LS Contributing Entities, after consultation with outside legal counsel, may deem reasonable to inform itself for the purpose of exercising the fiduciary duties that the LS Contributing Entities would have if the LS Contributing Entities were the directors of a publicly traded Delaware corporation. In that event, the LS Contributing Entities may conduct such additional discussions or negotiations as the LS Contributing Entities shall determine, but only if, before such discussions or negotiations, such third party has entered into a confidentiality agreement in customary form that is no less favorable to the LS Contributing Entities and no less restrictive than the confidentiality agreement between the LS Contributing Entities and Dynegy, and the LS Contributing Entities determine in their good faith judgment, after consultation with outside legal counsel, that failure to take such actions would reasonably likely be a breach of the fiduciary duties that they would have if they were directors of a publicly traded Delaware corporation.

In addition, at any time prior to obtaining Dynegy shareholders’ approval of the Merger Agreement, the LS Contributing Entities may enter into a binding written agreement concerning an LS superior proposal only if they determine in good faith after consulting with their financial advisor and outside legal counsel that such LS takeover proposal is an LS superior proposal and that failure to take such actions would reasonably likely be a breach of the fiduciary duties that they would have if they were directors of a publicly traded Delaware corporation. Before entering into any LS superior proposal, the LS Contributing Entities will provide Dynegy five business days’ prior written notice and, if requested by Dynegy, negotiate in good faith with Dynegy during such five business day period regarding revisions to the Merger Agreement so as to prevent the LS Contributing Entities from entering into the LS superior proposal, and will provide to Dynegy advance written notice of entry into such LS superior proposal immediately prior thereto.

The LS Contributing Entities have agreed not to terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which they are party (other than any such agreement involving Dynegy or any of its direct or indirect subsidiaries), except with respect to any third party making an unsolicited bona fide written LS takeover proposal that does not result from a violation of the Merger Agreement.

An “LS superior proposal” means any bona fide written LS takeover proposal (assuming that references to 20% in the definition of LS takeover proposal are 50%) which is on terms that the LS Contributing Entities determine in their good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, including any conditions to such LS takeover proposal, the timing of the closing thereof, the risk of non-completion, any required governmental or other consents, filings and approvals, and the payment of the termination fee to Dynegy as described below would, if completed, result in a transaction that is more favorable to the LS Contributing Entities from a financial point of view than the Merger Agreement Transactions.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the occurrence of the Merger (regardless of whether Dynegy’s shareholders have adopted the Merger Agreement) under any of the following circumstances:

•	by mutual consent of the LS Contributing Entities and Dynegy;

•	by either the LS Contributing Entities or Dynegy if:

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the Merger Agreement Transactions have not been completed by March 31, 2007, except no party may terminate the Merger Agreement on such date if such party’s failure to fulfill any obligation under the Merger Agreement has prevented the completion of the Merger Agreement Transactions from occurring prior to such date and except that either party may, under certain circumstances, extend such date to May 31, 2007;

•	any judgment, order, decree, statute, law, ordinance, rule, regulation or other legal restraint prohibiting the completion of the transactions becomes final and nonappealable;

•	Dynegy’s shareholders fail to adopt the Merger Agreement and approve the Merger at the special meeting;

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the Dynegy Board (i) withdraws, amends, modifies or qualifies or publicly proposes to withdraw, amend, modify or qualify its recommendation, approval, adoption or declaration of advisability of the Merger Agreement or (ii) recommends that Dynegy’s shareholders reject the Agreement Transactions;

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with respect to such termination by Dynegy, the Dynegy Board has recommended to Dynegy’s shareholders any Dynegy takeover proposal or authorizes Dynegy to enter into a binding written agreement in connection with a Dynegy superior proposal, and in either case Dynegy has complied in full with its obligations described under “—No Other Transactions Involving Dynegy or the LS Contributing Entities—No Solicitation by Dynegy”; or

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with respect to such termination by the LS Contributing Entities, the LS Contributing Entities enter into a binding written agreement in connection with an LS superior proposal, and the LS Contributing Entities have complied in all respect with their obligations described under “—No Other Transactions Involving Dynegy or the LS Contributing Entities—No Solicitation by the LS Contributing Entities”;

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by the LS Contributing Entities, if Dynegy materially breaches the Merger Agreement and such breach is incapable of being cured, is not cured within 30 days after notice of such breach or causes certain closing conditions under the Merger Agreement to fail to be satisfied; or

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by Dynegy, if any of the LS Contributing Entities materially breaches the Merger Agreement and such breach is incapable of being cured, is not cured within 30 days after notice of such breach or causes certain closing conditions under the Merger Agreement to fail to be satisfied.

If the Merger Agreement Transactions are not completed, Dynegy will acquire all of the LS Contributing Entities’ interests in LSP Kendall Holding, LLC and LSP-Kendall Blocker, Inc. pursuant to the Kendall Agreement (as defined on page 187). For further discussion about the Kendall Agreement and the transactions contemplated by the Kendall Agreement, see “Other Agreements and Documents—Kendall Agreement.”

Fees and Expenses

General

If the Merger is completed, then New Dynegy will pay all expenses, as described below, of the LS Contributing Entities and the Contributed Entities up to a maximum of $10 million. Expenses means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants and other experts and consultants) incurred in connection with, among other things, the due diligence, authorization, preparation, negotiation, execution and performance of the Merger Agreement Transactions.

If the Merger is not completed, then each of the parties to the Merger Agreement will generally bear its own expenses, except with respect to the fees described under “—Termination Fees” and except that Dynegy will bear all expenses related to SEC, HSR Act and other regulatory filings, including expenses in connection with preparing, printing, filing and mailing this proxy statement/prospectus.

Termination Fees

Under the terms of the Merger Agreement, Dynegy will be obligated to pay to the LS Contributing Entities, or the LS Contributing Entities will be obligated to pay to Dynegy, as the case may be, a termination fee in the amount of $100 million if the Merger Agreement is terminated for any of the reasons described below. In addition, if either party is required to pay the termination fee, that party will also reimburse the expenses of the other party up to a maximum of $7.5 million.

Payment of the Termination Fee by Dynegy. Dynegy will be obligated to pay the termination fee to the LS Contributing Entities if the Merger Agreement is terminated:

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by the LS Contributing Entities or Dynegy if the Dynegy Board (i) has withdrawn, amended, modified or qualified or publicly proposed to withdraw, amend, modify or qualify its recommendation, approval, adoption or declaration of advisability of the Merger Agreement or (ii) has recommended that Dynegy shareholders reject the Merger Agreement or the Merger Agreement Transactions;

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by the LS Contributing Entities or Dynegy if the Dynegy Board has recommended to Dynegy’s shareholders any Dynegy takeover proposal or authorized Dynegy to enter into a binding written agreement in connection with a Dynegy superior proposal, and in either case Dynegy has not breached its obligations described under “—No Other Transactions Involving Dynegy or the LS Contributing Entities—No Solicitation by Dynegy;”

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by the LS Contributing Entities or Dynegy if either Dynegy’s shareholders have declined to approve the Merger after receipt of a Dynegy takeover proposal or the Merger has not been completed (unless the Merger cannot be completed because the registration statement of which this proxy statement/prospectus forms a part is subject to a stop order by the SEC suspending its effectiveness) by March 31, 2007 (or May 31, 2007 if such date is extended as described above), and if within 12 months of such termination Dynegy consummates or enters into a binding written agreement with respect to a transaction constituting a Dynegy takeover proposal (substituting 50% for each instance of 20% in the definition of Dynegy takeover proposal above); or

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by the LS Contributing Entities if either Dynegy has materially breached the Merger Agreement or the Merger has not been completed by March 31, 2007 (or May 31, 2007 if such date is extended as described above) and at such time Dynegy was in material breach of the Merger Agreement, and if within 12 months of such termination Dynegy consummates or enters into a binding written agreement with respect to a transaction constituting a Dynegy takeover proposal (substituting 50% for each instance of 20% in the definition of Dynegy takeover proposal above).

Payment of the Termination Fee by the LS Contributing Entities. The LS Contributing Entities will be obligated to pay the termination fee to Dynegy if the Merger Agreement is terminated:

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by Dynegy either because the LS Contributing Entities have materially breached the Merger Agreement or because the Merger was not completed by March 31, 2007 (or May 31, 2007 if such date is extended as described above) and at such time the LS Contributing Entities are in material breach of the Merger Agreement, and if within 12 months of such termination the LS Contributing Entities consummate or enter into a binding written agreement with respect to a transaction constituting an LS takeover proposal (substituting 50% for each instance of 20% in the definition of LS takeover proposal described above); or

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by the LS Contributing Entities or Dynegy if the LS Contributing Entities enter into a binding written agreement in connection with an LS superior proposal and the LS Contributing Entities have not breached their obligations described under “—No Other Transactions Involving Dynegy or the LS Contributing Entities—No Solicitation by the LS Contributing Entities.”

Other Covenants

Tax Matters

The parties to the Merger Agreement have agreed to use all commercially reasonable efforts to cause the contribution of the Contributed Entities to qualify as an exchange under Section 351 of the Code and to cause the sale of the Kendall Interests to qualify as a sale or exchange of the Kendall Interests under Section 1001 of the Code.

All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the contribution of the Contributed Entities, will be paid by New Dynegy.

Credit Facilities and Letters of Credit

The parties have also agreed to use their commercially reasonable efforts to permit Dynegy, a subsidiary of Dynegy or a Contributed Entity to assume, guaranty, replace or modify certain outstanding letters of credit such that no such letter of credit will remain an obligation of the LS Contributing Entities upon the closing of the Merger Agreement Transactions. In addition, the parties have agreed to use their commercially reasonable efforts to avoid defaults under certain debt contracts of the Contributed Entities.

Directors’ and Officers’ Indemnification

In addition, the parties have agreed that the Development Master LLC Agreement and the Development Services LLC Agreement to be entered into in connection with the Merger will contain provisions indemnifying managers and officers against claims arising from facts or events that occurred before the closing date of the Merger Agreement to the fullest extent permitted by law (including with respect to the advancement of expenses). Such provisions will not be amended, repealed or otherwise modified for six years from the closing date of the Merger Agreement in any manner that would affect adversely the rights of individuals who at or at any time before the closing date of the Merger Agreement were employees, directors, members or managers of any Contributed Entity covered under the Development Master LLC Agreement and the Development Services LLC Agreement, as applicable.

Employee and Employee Benefit Matters

The LS Contributing Entities have provided Dynegy with (i) a list of all of the current employees of the Contributed Entities and (ii) a list of employees of the LS Contributing Entities and their affiliates whom the LS Contributing Entities have offered to make available to Dynegy to discuss potential employment with New Dynegy or its affiliates following the closing of the Merger Agreement Transactions. Dynegy has made offers of employment with New Dynegy to certain such employees on terms determined by Dynegy in its sole discretion. Any such employee who has not received or accepted an offer of employment by the closing date of the Merger Agreement Transactions will be terminated from employment, or will become a transferred employee of an LS Contributing Entity, and the LS Contributing Entities will be solely liable for all claims, obligations, costs and liabilities, including all compensation, benefit and severance payments, related to such employee. All employees on the list who have received and accepted an offer of employment under New Dynegy will become, as of the closing date of the Merger Agreement Transactions, employees of New Dynegy and, as of such date, will cease participation in the employee benefit plans of the Contributed Entities. Upon the completion of the Merger, such employees will be provided with compensation and benefits by New Dynegy on a basis substantially similar to those provided to similarly situated employees of New Dynegy and its subsidiaries.

The LS Contributing Entities have further agreed to transfer to an LS Contributing Entity, immediately prior to the completion of the Merger, the sponsorship of all employee benefit plans of the Contributed Entities, and the LS Contributing Entities shall assume or retain, as applicable, all liabilities and other obligations under or relating to such plans. In addition, immediately prior to the completion of the Merger, the Contributed Entities will withdraw from participation in any employee benefit plans that are not maintained by any Contributed Entity, and the LS Contributing Entities will assume or retain, as applicable, all liabilities and other obligations under such plans and the termination of participation therein.

Transition Services Agreement

Dynegy has agreed to enter into a transition services agreement with the LS Contributing Entities prior to the closing of the Merger Agreement Transactions. The transition services agreement will set forth mutually agreeable and reasonable terms pursuant to which the LS Contributing Entities and their affiliates will provide to New Dynegy and its subsidiaries, for a period not to exceed one year following the completion of the Merger and the Contributions, certain services that employees of the LS Contributing Entities or their affiliates formerly provided to the Contributed Entities. The LS Contributing Entities will have no obligation to provide such services, however, if the services formerly provided to the Contributed Entities were provided by a former employee of the LS Contributing Entities who has since become employed with New Dynegy.

Griffith Transactions

The parties have agreed that, prior to the closing of the Merger Agreement Transactions, New Dynegy will form a new Delaware limited liability company that will hold interests in Griffith, and, immediately prior to the closing of the Merger Agreement Transactions, commit to contribute to such new entity 50% of the ownership interest New Dynegy receives as a part of the Contributions from the LS Contributing Entities in Southwest Power Partners, LLC. In exchange for such commitment, such new entity will issue to New Dynegy a senior secured note in the aggregate principal amount of $70 million evidencing a term loan from New Dynegy to the new entity. At the closing of the Merger Agreement Transactions, New Dynegy will transfer to the LS Contributing Entities the senior secured note issued by such new entity (and assign to the LS Contributing Entities the term loan with respect to such senior secured note) in exchange for their contribution of their ownership interest in Southwest Power Partners, LLC and, immediately after the closing of the Merger Agreement Transactions, New Dynegy will transfer 50% of such ownership interest to such new entity in satisfaction of its commitment. As a result of these transactions, such new entity will be 100% owned by New Dynegy and will be responsible for satisfying the obligations under such note and underlying term loan. New Dynegy may prepay all or part of such note at any time and may elect to do so in connection with the Merger or soon after the completion of the Merger.

Commercially Reasonable Efforts

The parties to the Merger Agreement have agreed to cooperate and to use their commercially reasonable efforts to take all actions and cause all things necessary, proper or advisable to complete the Merger Agreement Transactions as promptly as possible. The Merger Agreement contains other customary covenants relating to the completion of the transactions, including covenants relating to this proxy statement/prospectus and the special meeting of Dynegy’s shareholders that will be convened to vote on the Merger Agreement and the Merger, the listing of New Dynegy’s Class A common stock, access to information, confidentiality, public announcements, preservation of books and records and certain tax matters. In addition, the parties to the Merger Agreement have agreed, among other things, to:

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not consent to any action or make or offer to make any material commitment or undertaking or incur any material liability or obligation with respect to Dynegy, any of its direct or indirect subsidiaries or any of the Contributed Entities without the other party’s consent (not to be unreasonably withheld);

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file, and to consult with and assist one another with respect to, all regulatory filings necessary to complete the transactions, including without limitation filings with the Federal Trade Commission and Department of Justice under the HSR Act and filings with the FERC under the FPA;

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take any and all steps necessary to avoid or eliminate each and every impediment to the completion of the transactions under the HSR Act or other regulations and to use commercially reasonable efforts to obtain any third-party consents to the transactions after the closing date of the Merger Agreement that cannot be obtained prior to the closing date of the Merger Agreement;

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keep each other reasonably apprised of the status of matters relating to the completion of the transactions (in particular, any communications with and inquiries or requests for information from governmental or regulatory entities) and permit counsel for the other party reasonable opportunity to review communications with any governmental authority and to participate in substantive discussions with a governmental authority only if the other party has been consulted in advance and given the opportunity, if permitted, to participate in such discussions;

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vigorously defend, lift, mitigate and rescind the effect of any action materially and adversely affecting the Merger Agreement or the ability of the parties to complete the Merger Agreement Transactions; and

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use commercially reasonable efforts to take all action and do all things necessary, proper or advisable to cause the conditions to the closing of the Merger Agreement Transactions to be satisfied and to complete the transactions.

Representations and Warranties

Dynegy, the LS Contributing Entities, New Dynegy and Merger Sub have made various representations and warranties in the Merger Agreement. These representations and warranties relate to, among other things:

•	organization, standing, power, authority and foreign qualifications;

•	the ownership of equity interests;

•	necessary consents and approvals for the completion of the Merger;

•	the absence of conflicts;

•	broker’s and finder’s fees;

•	capitalization, including the capitalization of New Dynegy;

•	reports and financial statements;

•	the absence of undisclosed liabilities;

•	litigation;

•	compliance with applicable law;

•	the status and funding of employee benefits plans;

•	labor and employment matters;

•	taxes;

•	environmental compliance and other regulatory matters;

•	outstanding contractual obligations;

•	the status of the transaction under Section 351 of the Code; and

•	insurance.

Amendment

The Merger Agreement cannot be amended except by an instrument in writing signed on behalf of each party. The Merger Agreement may be amended at any time, except that if Dynegy’s shareholders approve the Merger Agreement Transactions, then no amendment may be made to the Merger Agreement that would materially and adversely affect the rights of such shareholders (except for a termination of the Merger Agreement pursuant to the terms thereof) without the further approval of such shareholders.

Governing Law

The Merger Agreement is governed by and is to be construed in accordance with the law of the State of Delaware. The parties have agreed that all litigation arising out of or related to the Merger Agreement must be brought in any state or Federal court sitting in Delaware.

OTHER AGREEMENTS AND DOCUMENTS

Certificate of Incorporation of New Dynegy

The following is a description of the material provisions of New Dynegy’s Certificate of Incorporation. New Dynegy’s Certificate of Incorporation is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. You should read the entire New Dynegy’s Certificate of Incorporation carefully.

Capital Stock

Upon the completion of the Merger Agreement Transactions, New Dynegy’s authorized capital stock will consist of 3,050 million shares as follows:

•	2.1 billion shares will be authorized shares of Class A common stock, par value $0.01 per share;

•	850 million shares will be authorized shares of Class B common stock, par value $0.01 per share; and

•	100 million shares will be authorized shares of preferred stock, par value $0.01 per share.

Authority is vested in the board of directors of New Dynegy to divide, and to provide for the issue from time to time of, one or more series of preferred stock. With respect to each such series, the board may fix and determine:

•	the designation of and number of shares to be issuable in each series;

•	the dividend rights of shares of each series;

•	the consideration for which, and the terms and conditions on which, shares may be redeemed;

•	the amount payable upon shares in the event of the voluntary or involuntary dissolution of New Dynegy;

•	sinking fund provisions, if any;

•	the terms and conditions on which shares may be converted into other securities of New Dynegy, if they may be converted at all; and

•	the voting rights of such shares, provided that the voting rights of preferred shares may be no greater in proportion than to the economic interest of such shares.

No shares of New Dynegy preferred stock will be outstanding upon the completion of the Merger Agreement Transactions.

Except as required by law or as described below under “—Special Voting Rights of the Class A and Class B Shares,” the holders of New Dynegy’s Class A common stock will vote together with the holders of New Dynegy’s Class B common stock as a single class on every matter coming before any meeting of the stockholders (subject to any voting rights which may be granted to holders of any class or series of preferred stock), and holders of New Dynegy’s common stock will be entitled to one vote per share of such stock on each matter submitted to a vote at a meeting of holders of such common stock. Pursuant to the DGCL, because New Dynegy’s Certificate of Incorporation does not deny stockholders the right to take action by written consent in lieu of a meeting, New Dynegy’s stockholders will be entitled to take action by unanimous written consent or by consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting.

Holders of New Dynegy’s common stock will be entitled to receive dividends and other distributions declared by the board of directors from time to time out of assets legally available and will share equally on a per share basis in all such dividends or distributions, regardless of class, except that dividends or distributions of New Dynegy’s common stock will be made to holders of New Dynegy’s Class A common stock in the form of shares of New Dynegy’s Class A common stock and to holders of New Dynegy’s Class B common stock in the form of shares of New Dynegy’s Class B common stock. The dividend rights of holders of New Dynegy’s common stock will be subject to the rights of holders of any preferred stock that may be outstanding from time to time.

Special Voting Rights of the Class A and Class B Shares

So long as any New Dynegy Class B common stock is outstanding, in addition to any vote required by law, the affirmative vote of a majority of the shares of such stock outstanding, voting as a separate class, will generally be required to change the rights, privileges or preferences of holders of New Dynegy Class B common stock (except for any amendment to the certificate of incorporation that establishes or designates one or more series of preferred stock) or amend certain other provisions of the certificate of incorporation and bylaws. In addition, so long as any New Dynegy Class B common stock is outstanding, in addition to any vote required by law, the affirmative vote of a majority of the shares of such stock outstanding, voting as a separate class, will be required to adopt any agreement of merger or consolidation if one of the parties thereto is a holder of New Dynegy’s Class B common stock representing 10% or more of New Dynegy’s common stock outstanding or certain affiliates, associates and permitted transferees of such persons.

In addition, so long as the holders of New Dynegy’s Class B common stock collectively own such stock in an amount representing 30% or more of the total outstanding shares of New Dynegy’s common stock, such holders will be entitled to vote as a separate class for three directors of New Dynegy. So long as the holders of New Dynegy’s Class B common stock collectively own such stock in an amount representing less than 30%, but greater than or equal to 10%, of the total outstanding shares of New Dynegy’s common stock, such holders will be entitled to vote as a separate class for two directors of New Dynegy. In either case, the holders of shares of New Dynegy’s Class A common stock will be entitled to vote as a separate class for the remaining directors on New Dynegy’s board. The total number of directors on the board will be fixed at 11 (unless increased pursuant to the terms of any preferred stock then outstanding) so long as any shares of New Dynegy’s Class B common stock remain outstanding.

Board Vacancies

Any vacancy in the office of a class of director will be filled by the remaining directors of such class, unless such vacancy occurred because of the removal (with or without cause) of a director, in which event such vacancy will be filled by the affirmative vote of the holders of a majority of the outstanding shares of the applicable class or classes of capital stock entitled to elect such director. Any director elected by the holders of shares of New Dynegy’s Class A common stock may be removed without cause by a vote of the majority of the holders of such stock voting as a separate class. Any Class B Director may be removed without cause by a vote (or action by written consent) of holders of the majority of New Dynegy’s Class B common stock voting as a separate class.

Transfer and Conversion

If any holder of shares of New Dynegy’s Class B common stock purports to transfer such shares, then such shares will automatically convert to shares of New Dynegy’s Class A common stock, unless the transfer is made to another holder of shares of New Dynegy’s Class B common stock or one or more of a limited number of permitted transferees. Permitted transferees include certain affiliates, directors or officers of holders of New Dynegy Class B common stock who are party to the Shareholder Agreement. In addition, shares of New Dynegy’s Class B common stock will automatically convert into shares of New Dynegy’s Class A common stock under certain circumstances if the holder of such shares ceases to hold shares of New Dynegy’s Class B common stock representing at least 10% of the shares of New Dynegy’s common stock outstanding. All shares of New Dynegy’s Class B common stock will convert into shares of New Dynegy’s Class A common stock if shares of New Dynegy’s Class B common stock cease to represent in the aggregate at least 10% of the issued and outstanding shares of New Dynegy’s common stock. Generally, shares of New Dynegy’s Class A common stock acquired by holders of shares of New Dynegy’s Class B common stock will automatically convert into shares of New Dynegy’s Class B common stock. Any conversion of shares of New Dynegy’s common stock from one class to another will be on a one-to-one basis.

Corporate Opportunities

To the fullest extent permitted by Section 122(17) of the DGCL, New Dynegy renounces any interest, expectancy and opportunity to participate in business opportunities that are from time to time presented to certain holders of New Dynegy’s Class B common stock or their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than New Dynegy and its subsidiaries), including any such person that may be a director or officer of New Dynegy, even if the opportunity is one that New Dynegy or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person shall be liable to New Dynegy or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, because such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to New Dynegy or its subsidiaries unless, in the case of any such person who is a director or officer of New Dynegy, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of New Dynegy. See “—Corporate Opportunity Agreement.”

Limitation of Liability and Indemnification

No director of New Dynegy will be personally liable for monetary damages for breach of any fiduciary duty as a director, except to the extent such exemption from or limitation of liability is not permitted under the DGCL. To the fullest extent permitted by law, New Dynegy will indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of New Dynegy) by reason of the fact that the person is or was a director or officer of New Dynegy or is or was serving at the request of New Dynegy as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The foregoing right to indemnification extends to expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes and amounts paid in settlement actually and reasonably incurred by the person seeking indemnification in connection with the action, suit or proceeding for which indemnification is sought, provided that the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of New Dynegy, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of New Dynegy, or, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

New Dynegy will, to the fullest extent permitted by law, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by or in the right of New Dynegy to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of New Dynegy. The foregoing right to indemnification extends to expenses (including attorneys’ fees) actually and reasonably incurred by the person seeking indemnification in connection with the defense or settlement of the action, suit or proceeding for which indemnification is sought, provided that the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of New Dynegy. No indemnification will be made with respect to any claim, issue or matter as to which the person seeking indemnification has been finally adjudged to have been liable to New Dynegy, unless the court in which the action or suit was brought determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnification in view of all the circumstances of the case.

The determination that indemnification of a present or former director or officer is proper may be made by the board by a majority vote of a quorum consisting of directors who were not parties to the relevant proceeding; by a committee of such directors designated by majority vote of such directors, even though less than a quorum; if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or by the stockholders.

To the fullest extent permitted by law, New Dynegy will advance to a director or officer the reasonable expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt from the director or officer of an undertaking to repay the advance if it is ultimately determined that the director or officer was not entitled to indemnification.

The rights to indemnification and advancement of expenses under New Dynegy’s Certificate of Incorporation are not exclusive of any other rights, by contract or otherwise, that a party seeking indemnification may have. In particular, New Dynegy may purchase insurance on behalf of any director, officer, employee or agent against liability asserted against such person whether or not New Dynegy would have the power to indemnify the person against such liability.

Bylaws of New Dynegy

The following is a description of the material provisions of New Dynegy’s Bylaws. New Dynegy’s Bylaws are attached as Annex C to this proxy statement/prospectus and are incorporated herein by reference. You should read the entire bylaws carefully.

Meetings of Stockholders

Meetings of stockholders of New Dynegy will be held at the time and place stated in the notice of the meeting or in a duly executed waiver of notice. Annual meetings will be held at such place, if any, on such date and at such time as the board of directors fixes. Each annual meeting will be held within 13 months of the last annual meeting. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the board of directors or the holders of not less than 20% of all the outstanding shares entitled to vote on the matter for which the meeting is called. A notice stating the place, if any, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given not less than 10 nor more than 60 days (not less than 20 nor more than 60 days in the case of a meeting called to consider a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets or as otherwise provided by law) before the date of the meeting.

The board of directors may fix in advance a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or stockholders entitled to receive payment of any dividend or to make a determination of stockholders for any other proper purpose. The record date will be not more than 60 days immediately preceding the meeting or other action for which the record date is determined. In the case of a meeting of stockholders, the record date will also be not less than 10 days (not less than 20 days in the case of a meeting called to consider a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets) before the date of the meeting. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the date on which notice of the meeting is given (or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held) will be the record date.

A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, will constitute a quorum for consideration of the matter at any meeting of stockholders. Where a separate vote by a class or series is required, a majority of the shares of such class or series represented in person or by proxy will constitute a quorum to take the action with respect to that vote by that class or series on that matter. If a quorum is present, the affirmative vote of the majority of shares represented at the meeting and entitled to vote on a matter will be the act of the stockholders, unless the vote of a greater number or voting by classes is required by the DGCL, New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws and except for the election of the Class A Directors of New Dynegy for which the affirmative vote of a plurality of the shares of New Dynegy’s Class A common stock represented at the meeting and entitled to vote will be required.

Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no proxy will be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period. A proxy will be irrevocable if it states that it is irrevocable and if it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of New Dynegy a revocation of the proxy or a new proxy bearing a later date.

Nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders pursuant to notice of the meeting, by or at the direction of the board of directors, as expressly provided in New Dynegy’s Certificate of Incorporation or by any stockholder of record at the relevant time. For nominations or other business to be properly brought before an annual meeting by a holder of New Dynegy’s Class A common stock, such stockholder must generally have given timely notice in writing to the secretary and such business must be a proper matter for stockholder action. To be timely, the notice must be delivered to the secretary at New Dynegy’s principal executive offices no later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year’s annual meeting, provided that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered no earlier than the close of business on the 120th day before the annual meeting and no later than the close of business on the later of the 90th day before the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. The notice must set forth certain information about the stockholder and the nominees or other business that the stockholder proposes to bring before the meeting. These notice requirements will be deemed satisfied if the stockholder has notified New Dynegy of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by New Dynegy to solicit proxies for such annual meeting. New Dynegy may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director.

Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected either by or at the direction of the board of directors or by any New Dynegy stockholder. If New Dynegy’s board calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder may nominate a person or persons for election to such position or positions if the stockholder’s notice as described above is delivered to the secretary at New Dynegy’s principal executive office no earlier than the close of business on the 120th day before such special meeting and no later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Only persons nominated in accordance with the procedures described above may be elected as directors, and only business that has been properly brought before a meeting of stockholders in accordance with the procedures described above may be conducted at the meeting. Except as otherwise provided by law, the certificate of incorporation or the bylaws, the chairman of the meeting has the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth above and. If the chairman of the meeting determines that any proposed nomination or business is not in compliance with such procedures, the chairman of the meeting may declare that such defective proposal or nomination shall be disregarded. Stockholders must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder.

Directors

The business and affairs of New Dynegy will be managed by its board of directors. Each director will hold office until the next annual meeting of stockholders following the director’s election and until the director’s successor has been duly elected and qualified or until the director’s earlier death, resignation or removal. A director need not be a resident of the State of Delaware or a stockholder of New Dynegy in order to be a director. A director may resign at any time by giving written notice to the board of directors, the chairman of the board, chief executive officer, president or secretary. A resignation will be effective when the notice is given, unless the notice specifies a future date. In addition to the directors whom the stockholders elect, the board of directors may also designate by resolution one or more advisory directors who may attend all meetings of the board of directors but may not vote on any matters before the board. The advisory director will have no rights as a director either under the New Dynegy’s Bylaws, New Dynegy’s Certificate of Incorporation, Delaware law or any agreement to which New Dynegy is a party. Notwithstanding the foregoing, an advisory director will be entitled to receive compensation for services as a director in the same amount and manner that such director would be entitled to receive as an employee director or non-employee director, as the case may be, if such director were elected by the stockholders.

Meetings of the Board of Directors

The board of directors of New Dynegy may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the board of directors will be held immediately after the annual meeting of the stockholders and at such other times, if any, as the board of directors may determine. Special meetings of the board of directors may be called only by the chairman of the board of directors or the lead director and must be called by the chairman or the secretary upon the written request of any two directors. A majority of the directors then in office will constitute a quorum for the transaction of business at any meeting of the board of directors. The act of a majority of the directors present at a meeting at which a quorum is present will be the act of the board of directors, except that, at any time when the holders of New Dynegy’s Class B common stock collectively directly own shares of such stock representing at least 15% of the total combined voting power of New Dynegy’s voting securities, no Major Action, as described below, may be approved if all of the Class B Directors present at the meeting where such action is considered vote against it. See “—Shareholder Agreement—Blocking Rights.”

At the board meeting associated with the annual meeting of stockholders each year, the non-management directors may designate a lead director to serve until the next annual board meeting. If the non-management directors designate a lead director, such director will be a non-management director selected by a majority of the non-management directors at such meeting. The chairman of the board of directors may be elected to serve as the lead director if he or she meets the applicable independence and non-employee criteria. The lead director will have the power to convene executive sessions of the non-management directors of the board of directors and coordinate, develop an agenda for and moderate such sessions; to consult with the non-management directors and serve as a conduit to New Dynegy’s senior management of the views of the non-management directors when the board of directors is not in session; to engage outside advisors to report to the board of directors or a committee thereof; to refer to the chairman of any committee of the board of directors matters within the scope of such committee’s authority; to confer with outside counsel, auditors and other advisors to New Dynegy; and to consult with the chairman of the board of directors regarding the agenda of matters for meetings of the board of directors.

Committees

The board of directors may create one or more committees and appoint members of the board of directors to serve on the committee or committees. Each committee will have two or more members, who serve at the pleasure of the board of directors. Any vacancy in a committee may be filled by the board of directors. Subject to applicable law, each committee (other than any committee the mandate of which is limited solely to (i) consideration of matters relating to New Dynegy’s relationship with its Class B common stockholders and their affiliates or (ii) nomination of candidates for directors other than Class B Directors) will have at least one Class B Director as a member thereof, unless no Class B Director satisfies the independence requirements of the NYSE and the SEC, as applicable, for membership on such committee or unless all Class B Directors decline to serve on such committee or the holders of New Dynegy’s Class B common stock decline to elect any Class B Director.

To the extent specified by resolution of the board of directors and the bylaws, each committee may exercise the authority of the board of directors, except that, subject to limited exceptions, a committee may not:

•	authorize distributions, except for dividends to be paid with respect to shares of any preferred or special classes or any series thereof;

•	approve or recommend to stockholders any act requiring the approval of stockholders under applicable law;

•	fill vacancies on the board of directors or any committee;

•	elect or remove officers or fix the compensation of any member of the committee;

•	adopt, amend or repeal bylaws;

•	approve a plan of merger not requiring stockholder approval;

•	authorize or approve reacquisition of shares, except according to a general formula or method prescribed by the board of directors;

•	authorize or approve the issuance or sale of shares, or determine the designation and relative rights, preferences and limitations of a series of shares; or

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amend, alter, repeal or take action inconsistent with any resolution or action of the board of directors when the resolution or action of the board of directors provides by its terms that it shall not be amended, altered or repealed by action of a committee.

The committees of the board of directors of New Dynegy will initially include:

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a compensation and human resources committee, which will, among other things, review the salaries, compensation and employee benefits for New Dynegy’s executive officers and employees make recommendations to the board of directors concerning such matters;

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a corporate governance and nominating committee, which will, among other things, consider matters related to corporate governance, develop general criteria regarding the selection and qualifications for members of the board of directors and recommend candidates for election to the board of directors;

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an audit and compliance committee, which will, among other things, review the selection and qualifications of the independent public accountants employed by New Dynegy to audit its financial statements and the scope and adequacy of their audits, consider recommendations made by such independent public accountants and review internal financial audits and report any additions or changes it deems necessary to the board of directors; and

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a performance review committee, which will, among other things, review New Dynegy’s commercial and operating performance, benchmark key performance measures and develop strategies for maximizing shareholder value.

Except for the performance review committee, membership on the foregoing committees will consist of non-employee or “independent” directors, as the case may be, as required under applicable listing standards of the NYSE.

Officers

New Dynegy will have the following officers: a chief executive officer, chairman of the board of directors, president, one or more vice presidents as determined by the board of directors, a secretary, a treasurer, a controller and such other officers as may be elected by the board of directors. The respective powers and duties of the officers holding such offices are as set forth in the bylaws and are generally those powers and duties customarily associated with such offices. Any two or more offices may be held by the same person.

Each officer will hold office until a successor is elected and qualified or until such officer’s earlier resignation or removal. Any vacancy occurring in any office will be filled by the board of directors for the unexpired portion of the term. Each appointed officer will serve at the pleasure of the board of directors, and election or appointment of an officer or agent will not of itself create contract rights. Any officer or agent may be removed by the board of directors, with or without cause, whenever in its judgment the best interests of New Dynegy will be served thereby. Such removal will be without prejudice to the contract rights, if any, of the person so removed. The compensation of all officers will be fixed by or under the direction of the board of directors. No officer will be prevented from receiving such compensation because the officer is also a director of New Dynegy.

Shares

The issued shares of New Dynegy capital stock may be represented by certificates or may be uncertificated, in either case in whole or in part, as determined by the board of directors.

Fiscal Year

New Dynegy’s fiscal year will be as determined by its board of directors.

Emergency Bylaws

The bylaws provide for the constitution of an emergency board of directors in the event that a quorum of the board of directors cannot be convened as a result of certain catastrophes or emergency conditions. To the extent possible, the holders of New Dynegy’s Class B common stock will be entitled to nominate the number of directors to the emergency board of directors that is proportionate to the number of directors the Class B common stockholders would then be entitled to nominate to the board of directors. The emergency board of directors will have all of the rights, powers and duties of the board of directors except that the emergency board of directors may not amend the certificate of incorporation of the corporation or approve a merger, sale of all or substantially all of New Dynegy’s assets, liquidation or dissolution.

Amendment

Subject to New Dynegy’s Certificate of Incorporation, New Dynegy’s Bylaws may be adopted, amended or repealed by New Dynegy’s board, provided that no amendment or repeal of certain provisions of New Dynegy’s Bylaws (or the adoption of any provision of New Dynegy’s Bylaws which would substantially and adversely affect the rights of the holders of New Dynegy’s Class B common stock) will be effective unless approved by a majority of the Class B Directors and a majority of the directors in office. Subject to the provisions of New Dynegy’s Certificate of Incorporation, New Dynegy’s Bylaws may also be altered, amended or repealed by New Dynegy’s stockholders.

Shareholder Agreement

Concurrently with the execution of the Merger Agreement, New Dynegy entered into the shareholder agreement, dated as of September 14, 2006, entered into between New Dynegy and the LS Contributing Entities (the “Shareholder Agreement”). The Shareholder Agreement is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The following summary of the material terms of the Shareholder Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Shareholder Agreement.

Ownership of New Dynegy’s Common Stock

The LS Contributing Entities and their permitted transferees and each member of the LS Control Group (as defined below) who may become parties to the Shareholder Agreement (each, a “LS Shareholder”) shall not, and shall cause Luminus Management, LLC and its controlled affiliates and managed funds (“Luminus”) to not, and shall use it reasonable best efforts to cause the members of the LS Control Group to not, acquire any equity securities of New Dynegy; provided, however, that;

•	a member of the LS Control Group may acquire equity securities of New Dynegy if, after giving effect to such acquisition (excluding shares of New Dynegy’s common stock that may be issued to members of the LS Control Group under employee benefit plans), (i) the members of the LS Control Group collectively do not own more than 40% of the outstanding shares of New Dynegy’s common stock; provided that such percentage will be permanently reduced following any sale of New Dynegy’s Class B common stock that is not a widely dispersed sale (as defined below) by a number equal to the percentage of total outstanding shares of New Dynegy’s common stock that such person acquires in such sale in excess of the percentages that would have made such sale a widely dispersed sale and (ii) subject to clause (i), the members of the LS Control Group, together with Luminus, do not own more than 41% of the total outstanding shares of New Dynegy’s common stock;

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at any time when members of the LS Control Group collectively own shares (excluding shares of New Dynegy’s Class B common stock issued to members of the LS Control Group under employee benefit plans) of New Dynegy’s Class B common stock representing greater than or equal to 30% of all outstanding shares of New Dynegy’s common stock, Luminus may acquire equity securities of New Dynegy if after giving effect to such acquisition Luminus does not own more than 1% of the total outstanding shares of New Dynegy’s common stock; and

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at any time when members of the LS Control Group collectively own shares (excluding New Dynegy’s Class B common stock issued under employee benefit plans) of New Dynegy’s Class B common stock representing less than 30% but greater than or equal to 10% of all outstanding shares of New Dynegy’s common stock, Luminus may acquire equity securities of New Dynegy if after giving effect to such acquisition Luminus does not own more than 5% of the total outstanding shares of New Dynegy’s common stock.

A “widely dispersed sale” is:

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any transfer of shares of New Dynegy’ common stock to any person involving not more than 3% of the total outstanding shares of New Dynegy’s common stock and, after giving effect to such transfer, such person, together with its affiliates would not beneficially own more than 5% of the total outstanding shares of New Dynegy’s common stock, or

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an underwritten public offering of New Dynegy’s Class B common stock (or shares into which New Dynegy’s Class B common stock may convert) or a bona fide public sale of New Dynegy’s Class B common stock (or shares into which New Dynegy’s Class B common stock may convert) in an open market transaction through a broker, dealer or market maker under Rule 144 of the Securities Act.

For purposes of the Shareholder Agreement, the term “LS Control Group” means (i) any person(s) or group that owns shares of New Dynegy’s Class B common stock representing greater than 10% of the outstanding shares of New Dynegy’s common stock, together with all affiliates and associates of such person(s) or of any member of any group and (ii) the LS Contributing Entities and each LS Shareholder, together with their respective affiliates. Luminus shall not be deemed to be a member of the LS Control Group.

Auction Rights

In certain circumstances described below, the LS Shareholders may cause New Dynegy to be put through an auction and sale process after the “Lock-Up Period.” For purposes of the Shareholder Agreement, the term “Lock-Up Period” means the period from the completion of the Merger until the earlier of (i) the second anniversary of the Merger, (ii) the date the LS Shareholders cease to own at least 15% of the total combined voting power of New Dynegy’s outstanding securities and (iii) subject to certain conditions, the date a third party offer is made to acquire more than 25% of New Dynegy’s assets or voting securities.

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After the end of the Lock-Up Period, a representative on behalf of the LS Shareholders has the right to make one or more written offers to New Dynegy to acquire all, but not less than all, of the outstanding voting securities of New Dynegy (each, a “Qualified Offer”). If New Dynegy does not accept such

Qualified Offer in writing within 30 days after receipt thereof, upon the request of the LS Shareholders representative, New Dynegy will (i) conduct an auction in which the LS Shareholders may participate but have no special priority or other special rights or (ii) conduct an auction in which no member of the LS Control Group or Luminus or their respective controlled affiliates may participate, but the LS Shareholders will have the right to acquire all of the outstanding voting securities of New Dynegy at 105% of the purchase price per share set forth in the bid selected by New Dynegy’s board of directors. Alternatively, the LS Shareholders representative may elect to not require an auction to occur, in which case New Dynegy would continue in its ordinary course of business. Any auction shall be completed within 120 days after New Dynegy receives a Qualified Offer, and the sale shall close within 60 days after the completion of such auction.

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New Dynegy will notify the LS Shareholders representative upon conclusion of an auction conducted pursuant to clause (ii) above and, if the LS Shareholders representative elects to acquire all of the outstanding shares of voting securities of New Dynegy, the LS Shareholders representative will provide notice of such intent within 10 days of the conclusion of such auction. New Dynegy’s board of directors will approve the acquisition within 10 days of the LS Shareholders representative’s election to acquire all of the outstanding voting securities of New Dynegy and New Dynegy and the LS Shareholders will enter into a definitive agreement relating to such acquisition. Such definitive agreement will contain customary terms and conditions, including a termination fee payable upon termination of such definitive agreement equal to 5% of the aggregate value of New Dynegy and the right of New Dynegy to terminate the transaction and pay such termination fee to the LS Shareholders if the board of directors of New Dynegy deems such action necessary to properly discharge its fiduciary duties.

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If the LS Shareholders are not the winning bidder in an auction conducted under clause (i) of the first bullet point above that is successfully completed or do not elect to purchase all of the voting securities of New Dynegy at the successful conclusion of an auction conducted under clause (ii) of the first bullet point above, the LS Shareholders will vote their Class B common stock in favor of the successful bidder’s transaction, will not exercise dissenter’s rights, will tender their shares in the event of a tender offer and shall otherwise cooperate in consummating the transaction.

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If there is an auction conducted under clause (i) or clause (ii) of the first bullet point above and the auction is not successfully concluded within 120 days from New Dynegy’s receipt of the Qualified Offer, the LS Shareholders may either proceed with their Qualified Offer and close the purchase within 60 days or begin the auction process again by submitting a new Qualified Offer.

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If (i) following the successful conclusion of an auction the sale does not close within 60 days, (ii) New Dynegy fails to enter into an agreement with the LS Shareholders after they elect to exercise their right to purchase all, but not less than all, of the outstanding shares of New Dynegy’s common stock for 105% of the purchase price set forth in the bid selected by New Dynegy’s board of directors, or (iii) New Dynegy terminates any agreement entered into with the LS Shareholders because the board of directors determines that terminating the agreement is necessary to properly discharge its fiduciary duties, the LS Shareholders will have no obligation to vote in favor of any other transaction or tender their shares to a third party and may proceed with a tender or exchange offer for all of New Dynegy’s outstanding voting securities.

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To the extent the LS Shareholders make a Qualified Offer of all shares not directly owned by the LS Shareholders through a tender offer, the LS Shareholders will not complete such tender offer until the holders of a majority of the shares of New Dynegy’s Class A common stock have voted in favor of such tender offer by the LS Shareholders and/or have tendered their shares in such tender offer.

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If, during any 18-month period, the Class B Directors exercise their blocking right on at least 2 occasions that prevents the sale, merger or consolidation of New Dynegy or the sale of all or substantially all of its assets, and within 45 days after the second such vote the directors elected by the holders of New Dynegy’s Class A common stock elect to pursue a sale, merger or consolidation of

New Dynegy or the sale of all or substantially all of New Dynegy’s assets that is different from the transactions blocked by the Class B Directors, then New Dynegy may conduct an auction under clause (i) of the first bullet point above or if the LS Shareholder elects, clause (ii) of the first bullet point above, and the Class B Directors will not be entitled to their blocking rights under Article III, Section 7(B) of New Dynegy’s Bylaws. See “—Blocking Rights.”

If the LS Shareholders require that New Dynegy be put up for auction as described above, the holders of New Dynegy Class A common stock will be entitled to vote as a separate class to approve any merger or consolidation resulting from such auction.

Transfer Restrictions

Each LS Shareholder may not transfer any shares of New Dynegy’s Class B common stock until the expiration of the Lock-Up Period; provided, however, that;

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beginning on the day that is 180 days after the closing of the Merger to the date that is 360 days after the closing of the Merger, the LS Shareholders may transfer up to 21,250,000 shares of New Dynegy’s Class B common stock in widely dispersed sales, with an additional 21,250,000 shares of New Dynegy’s Class B common stock becoming transferable on and after the first day of each succeeding 180-day period thereafter. If the LS Shareholders collectively transfer fewer than the amount of New Dynegy’s Class B common stock permitted to be transferred during any 180-day period, an unused amount of up to 21,250,000 shares of New Dynegy’s Class B common stock may be carried over to the next succeeding 180-day period. In no event may more than 42,500,000 shares of New Dynegy’s Class B common stock be transferred during any 180-day period;

•	each LS Shareholder may tender all or any part of its New Dynegy’s common stock to a third party pursuant to a tender offer approved by New Dynegy’s board of directors;

•	each LS Shareholder may transfer its shares of its New Dynegy’s Class B common stock to any permitted transferee; and

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on the 180th day after the closing of the Merger, each LS Shareholder may distribute all or a part of the shares of New Dynegy’s Class B common stock to its direct or indirect owners; provided that New Dynegy may block such distribution for up to 60 days in connection with any proposed underwritten public offering by New Dynegy. Such deferral right may not be exercised more than once during any calendar year.

Following the expiration of the Lock-Up Period, members of the LS Control Group may transfer their shares of New Dynegy’s Class B common stock to any person so long as such transfer would not result in such person, together with such person’s affiliates and associates, owning more than 15% of shares of New Dynegy’s common stock. All shares of New Dynegy’s Class B common stock transferred to any person that is not a member of the LS Control Group shall automatically be converted into shares of New Dynegy’s Class A common stock.

Composition of New Dynegy’s Board of Directors

Immediately after the closing of the Merger, New Dynegy’s board of directors will consist of 11 directors, three of which will have been nominated by the LS Shareholders and eight of which will have been nominated by Dynegy immediately prior to the closing of the Merger. See “Directors and Management of New Dynegy.” After the closing of the Merger, the composition of the board of directors and the election of directors will be in accordance with New Dynegy’s Certificate of Incorporation. See “—Certificate of Incorporation of New Dynegy—Special Voting Rights of the Class A and Class B Shares.”

Blocking Rights

At any time when greater than 15% of the total combined voting of New Dynegy is owned by the LS Shareholders, New Dynegy shall not, and shall not permit its subsidiaries or controlled affiliates to take any action specified in Article III, Section 7(B) of New Dynegy’s Bylaws if all Class B Directors present at the meeting at which such action is considered vote against such action. The actions subject to these “blocking rights” set forth in Article III, Section 7(B) of New Dynegy’s Bylaws include:

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any amendments to New Dynegy’s Certificate of Incorporation or the New Dynegy’s Bylaws, or adoption of any provision of New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws, after the date of the initial adoption of the New Dynegy’s Bylaws;

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any merger or consolidation of New Dynegy, any disposition of assets or businesses of New Dynegy or any of its subsidiaries or affiliates where such sale has an aggregate fair market value in excess of $350 million, any acquisition, binding capital commitment, guarantee or investment (other than guarantees of obligations or investments in, wholly owned subsidiaries) by New Dynegy and its subsidiaries and affiliates, the aggregate amount, asset value or consideration for which is in excess of $350 million, or any joint venture involving New Dynegy or any of its subsidiaries or affiliates where the assets to be contributed by New Dynegy and/or its subsidiaries, at the time of the binding commitment to contribute or form such joint venture is entered into, have a fair market value in excess of $350 million;

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payment of dividends or similar distributions by New Dynegy or any change in policies regarding dividends or similar distributions, other than dividends or distributions made in the form of (i) cash, provided that at the time of declaration of such dividend, New Dynegy has received an indicative rating that, after giving effect to such dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from S&P, and Ba3 (with stable outlook) or better from Moody’s, or (ii) New Dynegy’s common stock;

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engagement of New Dynegy or its subsidiaries or affiliates in any business other than its existing lines of business as of the date of the initial adoption of New Dynegy’s Bylaws and lines of business reasonably related thereto;

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any liquidation or dissolution of New Dynegy, or bankruptcy with respect to New Dynegy or any of its subsidiaries or affiliates (other than any such event involving a subsidiary having an asset value of less than $50 million);

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issuance of (i) any New Dynegy’s Class A common stock (including options, warrants, convertible securities and other rights to subscribe for any New Dynegy’s Class A common stock) in any transaction the aggregate consideration for which is in excess of $500 million, or (ii) any New Dynegy’s Class B common stock or any new series of common stock or preferred stock of New Dynegy (including options, warrants, convertible securities and other rights to subscribe for any New Dynegy’s Class B common stock or any such new series of common stock or preferred stock);

•	incurrence of any indebtedness by New Dynegy or any of its subsidiaries or affiliates that exceeds $500 million in the aggregate, except certain refinances;

•	hiring, or terminating the employment of, the chief executive officer, other than Bruce A. Williamson;

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other than any joint venture arrangements with a holder of New Dynegy’s Class B common stock or an affiliate thereof, entering into any agreement or other action which purports to or in fact limits the activities which may be conducted by any holders of New Dynegy’s Class B common stock or any of its affiliates; and

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any other transaction (or series of related transactions) that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by New Dynegy and its subsidiaries or affiliates having a fair market value in excess of $350 million.

No Poison Pill

New Dynegy shall not adopt a “poison pill” or similar agreement that prevents the LS Shareholders from exercising their rights under the Shareholder Agreement, New Dynegy’s Certificate of Incorporation or the New Dynegy’s Bylaws.

Pre-emptive Rights

If New Dynegy issues shares of equity securities pursuant to an employee benefit plan, the LS Shareholders are entitled to purchase up to their proportionate share of equity securities of New Dynegy.

Change of Control

If persons holding interests in LS Power Development, LLC as of September 14, 2006, and any affiliate of such persons, cease to have direct or indirect control over a majority of the shares of New Dynegy’s Class B common stock, the rights described under “—Auction Rights” and “—Blocking Rights” above shall cease to be in effect.

Effectiveness and Term

The Shareholder Agreement will be effective as of the closing of the Merger. The rights described under “—Auction Rights” and “—Blocking Rights” above shall cease to be in effect on and after the date that the LS Shareholders collectively own less than 15% of the total combined voting power of all outstanding voting securities of New Dynegy, and the remaining provisions of the Shareholder Agreement will terminate on the date when no shares of New Dynegy’s Class B common stock are outstanding.

Voting Agreements

Voting Agreement with Dynegy’s Executive Officers and Directors

Concurrently with the execution of the Merger Agreement, the LS Contributing Entities entered into the Officers’ Voting Agreement with Bruce A. Williamson, Stephen A. Furbacher, Holli C. Nichols, Lynn A. Lednicky and J. Kevin Blodgett (collectively, the “Officers”), solely in their capacities as shareholders of Dynegy. As of November 30, 2006, approximately 1% of Dynegy’s outstanding shares were subject to the Officers’ Voting Agreement. The Officers’ Voting Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference. The following summary of the material terms of the Officers’ Voting Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Officers’ Voting Agreement carefully.

The Officers entered into the Officers’ Voting Agreement as a condition to the LS Contributing Entities’ entry into the Merger Agreement, and the Officers will not receive additional compensation as a result of entering into the Officers’ Voting Agreement.

Under the Officers’ Voting Agreement, the Officers have agreed to vote their shares of Dynegy’s Class A common stock:

•

in favor of the approval of the Merger, the adoption of the Merger Agreement and, to the extent submitted to the shareholders of Dynegy for approval in connection with the Merger, other related transactions; and

•	against any Dynegy takeover proposal and any related action reasonably required in furtherance thereof.

The Officers’ Voting Agreement will terminate upon the occurrence of any of the following:

•	the withdrawal or amendment by Dynegy’s board of directors of its recommendation in favor of the Merger;

•	May 31, 2007, if the Merger has not been completed by such date;

•

the entry into any amendment to the Merger Agreement that (i) changes the exchange ratio, (ii) changes the amount or type of consideration to be paid to the LS Contributing Entities under the Merger Agreement or (iii) is materially disadvantageous to the Officers;

•	termination of the Merger Agreement; or

•	completion of the Merger.

Voting Agreement with Chevron

Concurrently with the execution of the Merger Agreement, the LS Contributing Entities entered into the Chevron Voting Agreement with Chevron. As of November 30, 2006, approximately 19.4% of Dynegy’s outstanding shares and 100% of Dynegy’s outstanding Class B common stock were subject to the Chevron Voting Agreement. The Chevron Voting Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference. The following summary of the Chevron Voting Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Chevron Voting Agreement.

Chevron will not receive additional compensation in connection with the Chevron Voting Agreement.

Under the Chevron Voting Agreement, Chevron has agreed to vote its shares of Dynegy’s Class B common stock:

•

in favor of the approval of the Merger, the adoption of the Merger Agreement and, to the extent submitted to the shareholders of Dynegy for approval in connection with the Merger, other related transactions; and

•	against any Dynegy takeover proposal and any related action reasonably required in furtherance thereof.

In addition, at the effective time of the Merger, each of (i) the Second Amended and Restated Shareholder Agreement dated as of May 26, 2006 between Dynegy and Chevron and (ii) the Amended and Restated Registration Rights Agreement (Common Stock), dated August 11, 2003, between Dynegy and Chevron will be terminated. Chevron also agreed that it will not exercise any of the rights it was granted under Article III, Section 7(B) of Dynegy’s bylaws with respect to the Merger Agreement Transactions and that it will not acquire any voting securities of Dynegy or New Dynegy until the Merger has been completed. See “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders—Blocking Rights—Dynegy.”

The Chevron Voting Agreement will terminate upon the occurrence of any of the following:

•	the withdrawal or amendment by the Dynegy Board of its recommendation in favor of the Merger;

•	May 31, 2007, if the Merger has not been completed by such date;

•

the entry into any amendment to the Merger Agreement that (i) changes the exchange ratio, (ii) changes the amount or type of consideration to be paid to the LS Contributing Entities under the Merger Agreement or (iii) is materially disadvantageous to Chevron;

•	termination of the Merger Agreement; or

•	completion of the Merger.

Corporate Opportunity Agreement

Concurrently with the execution of the Merger Agreement, New Dynegy entered into the corporate opportunity agreement, dated as of September 14, 2006, between New Dynegy and LS Power Development, LLC (“LS PD”) (the “Corporate Opportunity Agreement”). The Corporate Opportunity Agreement is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The following summary of the material terms of the Corporate Opportunity Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Corporate Opportunity Agreement.

Acquisition Opportunities

Beginning at the effective time of the Merger, New Dynegy is required to notify LS PD of its intent to pursue an opportunity to acquire operating electrical power generating assets; provided that, if any time after such notification New Dynegy decides in good faith to cease pursuing such acquisition opportunity, New Dynegy is required to notify LS PD of such decision. LS PD and its controlled affiliates will be entitled to pursue such acquisition opportunity in accordance and subject to the following:

•

If LS PD notifies New Dynegy that the members of LS PD and its controlled affiliates do not intend to pursue such acquisition opportunity, New Dynegy may pursue such acquisition opportunity for itself and New Dynegy’s Class B Directors may participate in all board discussions and activities (including voting) relating to New Dynegy’s pursuit of such acquisition opportunity.

•

If, after New Dynegy’s notification to LS PD of an acquisition opportunity, LS PD does not notify New Dynegy as to whether any member of LS PD and its controlled affiliates intends to pursue the acquisition opportunity, then, until LS PD notifies New Dynegy of its intentions, the Class B Directors will recuse themselves from all board discussions and activities relating to the acquisition opportunity. LS PD may designate one or more Class B Directors as representatives to participate in board discussions and activities and vote as directors with respect to the acquisition opportunity. The representative directors are required to keep all information relating to the acquisition opportunity confidential from members of LS PD and its controlled affiliates and the LS Control Group, and members of LS PD and its controlled affiliates and LS Control Group are required to keep all information relating to the acquisition opportunity confidential from the representative directors.

•

If LS PD notifies New Dynegy that any member of LS PD and its controlled affiliates intends to pursue the acquisition opportunity, then both New Dynegy and any member of LS PD and its controlled affiliates may pursue the acquisition opportunity for themselves and the Class B Directors will recuse themselves from all board discussions and activities relating to the acquisition opportunity. LS PD may designate one or more representative directors to participate in board discussions and activities and vote as directors with respect to the acquisition opportunity. The representative directors are required to keep all information relating to the acquisition opportunity confidential from members of LS PD and its controlled affiliates and the LS Control Group, and members of LS PD and its controlled affiliates and LS Control Group are required to keep all information relating to the acquisition opportunity confidential from the representative directors.

•

In the situations described above in which the Class B Directors must recuse themselves, New Dynegy must notify LS PD of a scheduled authorization vote by the board of directors regarding the acquisition opportunity. If LS PD then notifies New Dynegy that no member of LS PD and its controlled affiliates or LS Control Group intends to pursue the acquisition opportunity for itself, then all Class B Directors will be entitled to participate in board of director discussions and activities and vote as directors with respect to the acquisition opportunity.

Termination

The rights granted to LS PD and its controlled affiliates under the Corporate Opportunity Agreement will be suspended at any time when the outstanding shares of New Dynegy’s Class B common stock represent less than 15% of New Dynegy’s total combined voting power. The Corporate Opportunity Agreement will terminate when there are no shares of New Dynegy’s Class B common stock outstanding or when the LS Holders cease to have direct or indirect control over a majority of shares of New Dynegy’s Class B common stock.

Chevron-LS Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, Chevron entered into a Lock-Up Agreement, dated as of September 14, 2006 (the “Chevron-LS Lock-Up Agreement”), with the LS Contributing Entities. The Chevron-LS Lock-Up Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference. The following summary of the material terms of the Chevron-LS Lock-Up Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Chevron-LS Lock-Up Agreement.

Transfer Restrictions

If the Merger Agreement Transactions are completed and Chevron has voted in favor of the approval of the Merger and the adoption of the Merger Agreement, the LS Contributing Entities may not transfer any shares of New Dynegy’s common stock until the expiration of the period (the “LS Lock-Up Period”) from the closing date of the Merger to the earliest to occur of (a) the second anniversary of the closing date of the Merger and (b) the expiration of the Lock-Up Period (as defined in the Shareholder Agreement); provided, however, that:

•

beginning on the day that is 180 days after the closing of the Merger to the date that is 360 days after the closing of the Merger, the LS Contributing Entities may transfer up to 21,250,000 shares of New Dynegy’s Class B common stock, with an additional 21,250,000 shares of New Dynegy’s Class B common stock becoming transferable on and after the first day of each succeeding 180-day period thereafter. If the LS Contributing Entities collectively transfer fewer than the amount of New Dynegy’s Class B common stock permitted to be transferred during any 180-day period, an unused amount of up to 21,250,000 shares of New Dynegy’s Class B common stock may be carried over to the next succeeding 180-day period. In no event may more than 42,500,000 shares of New Dynegy’s Class B common stock be transferred during any 180-day period;

•	each LS Entity may tender all or any part of its shares of New Dynegy’s common stock to a third party pursuant to a tender offer approved by New Dynegy’s board of directors;

•	each LS Entity may transfer all or any part of its shares of New Dynegy’s common stock to a permitted transferee as set forth under the Shareholder Agreement; and

•	on or after the 180th day after the closing of the Merger, each LS Entity may distribute all or any part of its shares of New Dynegy’s common stock to its direct or indirect owners.

Piggyback Registration Rights

Rights to Piggyback

If any of the LS Contributing Entities or Chevron determines to effect an underwritten registered offering of New Dynegy’s common stock at any time after 180 days from the closing date of the Merger and when a Form S-3 shelf registration statement is not available (the “No-Shelf Period”), then each LS Contributing Entity and Chevron have the right to participate in any underwritten registered offering of New Dynegy’s common stock by any other party to the Chevron-LS Lock-Up Agreement.

Notice of Proposed Offerings

If any LS Contributing Entity or Chevron determines to effect an underwritten registered offering during the No-Shelf Period, then such initiating party will provide written notice of such intent at least 30 days prior to the proposed date of the underwritten registered offering. Any other party to the Chevron-LS Lock-Up Agreement has the right to include its shares of New Dynegy’s common stock in any such underwritten registered offering by giving the party initiating the offering notice of such intent within 10 days after receipt of the notice of the proposed offering.

Priority in Piggyback Offerings

If the representatives of the underwriters of an underwritten registered offering advise the parties participating in such offering that the number of shares of New Dynegy’s common stock requested to be included in such offering needs to be limited, the shares to be included in such offering shall be allocated as follows:

•

first, the right to include shares shall be allocated equally between Chevron and the LS Contributing Entities, until the number of shares allocated to the LS Contributing Entities equals the lesser of (x) the aggregate number of shares the LS Contributing Entities propose to include in such offering and (y) the maximum number of shares the LS Contributing Entities are permitted to sell in any given 180-day period, and

•	thereafter, Chevron will be entitled to include in the offering as many shares as it may elect in its sole discretion.

Lock-Up

If, during a No-Shelf Period, the LS Contributing Entities or Chevron make any underwritten offering of New Dynegy’s common stock, the party to the Chevron-LS Lock-Up Agreement not making the underwritten offering will not effect any public offer, sale or distribution of New Dynegy’s common stock for a period beginning on the day following the pricing of such offering and ending on the shorter of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering expires or is waived and (ii) 60 days.

Termination

The Chevron-LS Lock-Up Agreement terminates upon the termination of the New Dynegy–Chevron Registration Rights Agreement (as defined on page 182). See “Other Agreements and Documents—Chevron Registration Rights Agreements—New Dynegy-Chevron Registration Rights Agreement”

LS Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, New Dynegy entered into a Registration Rights Agreement, dated as of September 14, 2006 (the “LS Registration Rights Agreement”), with the LS Contributing Entities. The LS Registration Rights Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated by reference herein. The following summary of the material terms of the LS Registration Rights Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire LS Registration Rights Agreement.

Registration Rights

Under the terms of the LS Registration Rights Agreement, New Dynegy is required to:

•

promptly after the effective time of the Merger, prepare and file with the SEC, and thereafter use its best efforts to cause to be declared effective, (i) a shelf registration statement (the “LS Registration Statement”) covering the resale of shares of registrable common stock of New Dynegy by the LS Contributing Entities and their permitted transferees who are members of the LS Control Group (collectively, the “LS Power Holders”) and (ii) a shelf registration statement (the “Limited Distributee Registration Statement”) covering the resale of shares of registrable common stock of New Dynegy by any limited partner or investor in any LS Entity or any other member of the LS Control Group (“Limited Distributee”);

•

use its commercially reasonable efforts to keep the LS Registration Statement continuously effective until all of the registrable common stock covered thereby has been sold or is no longer restricted; and

•

use its commercially reasonable efforts to keep the Limited Distributee Registration Statement continuously effective for a period equal to the earlier of two years from the last date on which the LS Contributing Entities or their permitted transferees acquire registrable common stock or such shorter period that will terminate when all of the registrable common stock covered by the Limited Distributee Registration Statement (i) has been sold or (ii) is no longer restricted.

Underwritten Offerings

The LS Power Holders have the right to cause New Dynegy to:

•

effect up to two underwritten offerings during the first 24 months following the Merger, provided that no more than one underwritten offering may be completed during each of the first and second 12-month periods after the effective time of the Merger; and

•	effect up to two underwritten offerings during each 12-month period following the first 24 months after the Merger.

The aggregate proceeds to be received by the LS Power Holders in any underwritten offering must not be less than $100 million. In addition, New Dynegy may defer once per calendar year the commencement of any such underwritten offering for up to 60 days. New Dynegy is not required to effect any underwritten offering for the benefit of any Limited Distributee.

Expenses

New Dynegy will pay all expenses incident to the performance of the LS Registration Rights Agreement; provided that New Dynegy will only be obligated to reimburse the LS Power Holders for the reasonable fees of one legal counsel incurred in connection with each underwritten offering contemplated by the LS Registration Rights Agreement.

Lock-Ups

LS Contributing Entities

Each of the LS Contributing Entities and their permitted transferees (as defined under the Shareholder Agreement) will, if required, enter into a “lock-up” agreement in connection with an underwritten public offering of equity securities of New Dynegy for the account of New Dynegy. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering expires or is waived and (ii) 60 days following the commencement of the offering. The LS Contributing Entities and their permitted transferees will not be obligated to enter into a “lock-up” more than once during any calendar year.

New Dynegy

New Dynegy will, if required, enter into a “lock-up” agreement in connection with an underwritten offering of equity securities of New Dynegy under an LS Registration Statement. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering terminates and (ii) 60 days after such offering.

Other Registration Rights Agreements

Any agreement entered into after the effective time of the Merger pursuant to which New Dynegy grants registration rights with respect to equity securities will contain a provision under which each party thereto (other than New Dynegy) will agree not to effect any public offer, sale or distribution of such securities for a period beginning on the day following the pricing of such offering and ending on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering expires or is waived and (ii) 60 days; provided that such party will not be obligated to enter into a number of lock-up agreements in any period that exceeds the number of underwritten offerings the LS Power Holders are entitled to effect during any period.

Blackout

During any calendar year, New Dynegy may suspend sales under the LS Registration Statement and the Limited Distributee Registration Statement for up to 45 days in the aggregate, of which no more than 30 days may be consecutive.

Indemnification

In connection with the registration of registrable common stock pursuant to the LS Registration Rights Agreement:

•

New Dynegy will indemnify each holder of registrable common stock and their respective affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in a registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations; and

•

each holder of registrable common stock will indemnify New Dynegy and its affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in a registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations.

Limitations on Subsequent Registration Rights

New Dynegy has agreed that for five years it will not grant any other persons any registration rights more favorable than those granted under the LS Registration Rights Agreement without offering such more favorable rights to the LS Power Holders.

Chevron Registration Rights Agreements

New Dynegy–Chevron Registration Rights Agreement

Concurrently with the execution with the Merger Agreement, New Dynegy entered into a Registration Rights Agreement, dated as of September 14, 2006 (the “New Dynegy–Chevron Registration Rights Agreement”), with Chevron. The New Dynegy–Chevron Registration Rights Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference. The following summary of the material terms of the New Dynegy–Chevron Registration Rights Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire New Dynegy–Chevron Registration Rights Agreement.

Registration Rights

Under the terms of the New Dynegy–Chevron Registration Rights Agreement, New Dynegy is required to:

•

promptly after the effective time of the Merger, prepare and file with the SEC, and thereafter use its best efforts to cause to be declared effective, a shelf registration statement (the “New Dynegy-Chevron Registration Statement”) covering the resale of shares of registrable common stock of New Dynegy by Chevron; and

•

use its commercially reasonable efforts to keep the New Dynegy–Chevron Registration Statement continuously effective until all of the registrable common stock covered thereby has been sold or is no longer restricted.

Underwritten Offerings

Chevron has the right to cause New Dynegy to:

•	effect up to two underwritten offerings during the period following the effective time of the Merger and ending December 31, 2007; and

•	one underwritten offering per calendar year thereafter.

The aggregate proceeds to be received by Chevron in any such underwritten offering shall not be less than $100 million. In addition, New Dynegy may defer the commencement of any underwritten offering demanded by Chevron for up to 60 days; provided that New Dynegy may not exercise such deferral right during the first 90-day period following the closing of the Merger, nor may such deferral right be exercised more than once per calendar year thereafter. After the end of the first 90-day period following the closing of the Merger, New Dynegy has the right once per calendar year to “lock up” Chevron for up to 60 days in connection with an underwritten offering of New Dynegy’s equity securities or debt convertible into equity securities.

Expenses

New Dynegy will pay all expenses incident to the performance of the New Dynegy–Chevron Registration Rights Agreement; provided that New Dynegy will only be obligated to reimburse Chevron for the reasonable fees of one legal counsel incurred in connection with each underwritten offering contemplated by the New Dynegy–Chevron Registration Rights Agreement.

Lock-Ups

Chevron

Chevron will, if required, enter into a “lock-up” agreement in connection with an underwritten public offering of equity securities of New Dynegy for the account of New Dynegy. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering expires or is waived and (ii) 60 days following the commencement of the offering. Chevron will not be obligated to enter into a “lock-up” more than once during any calendar year.

New Dynegy

New Dynegy will, if required, enter into a “lock-up” agreement in connection with an underwritten offering of equity securities of New Dynegy for the account of Chevron. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering terminates and (ii) 60 days after such offering.

Other Registration Rights Agreements

Any agreement entered into after the effective time of the Merger pursuant to which New Dynegy grants registration rights with respect to its equity securities will contain a provision under which each party thereto will agree not to effect any public offer, sale or distribution of such securities for a period beginning on the day following the pricing of such offering and ending on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering terminates and (ii) 60 days; provided that such party will not be obligated to enter into a number of lock-up agreements in any period that exceeds the number of underwritten offerings Chevron is entitled to effect during any period.

Blackout

During any calendar year, New Dynegy may suspend sales under the New Dynegy–Chevron Registration Statement for up to 45 days in the aggregate, of which no more than 30 days may be consecutive.

Indemnification

In connection with the registration of registrable common stock pursuant to the New Dynegy–Chevron Registration Rights Agreement:

•

New Dynegy will indemnify Chevron and its respective affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in any registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations; and

•

Chevron will indemnify New Dynegy and its affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in any registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations.

Limitations on Subsequent Registration Rights

Other than the rights granted under the LS Registration Rights Agreement, New Dynegy has agreed that for five years it will not grant any other persons any registration rights more favorable than those granted under the New Dynegy–Chevron Registration Rights Agreement without offering such more favorable rights to Chevron.

Dynegy–Chevron Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, Dynegy and Chevron entered into a Registration Rights Agreement, dated as of September 14, 2006 (the “Dynegy-Chevron Registration Rights Agreement”), that grants Chevron certain registration rights with respect to its shares of Dynegy’s Class B common stock if, and only if, Chevron’s obligations under the Chevron Voting Agreement are terminated for any reason other than the completion of the Merger. The Dynegy-Chevron Registration Rights Agreement has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part and is incorporated herein by reference. The following summary of the material terms of the Dynegy-Chevron Registration Rights Agreement does not purport to be complete and may not contain all of the information that is important to you. You are encouraged to read the entire Dynegy-Chevron Registration Rights Agreement.

Registration Rights

Under the terms of the Dynegy-Chevron Registration Rights Agreement, if Chevron’s obligations under the Chevron Voting Agreement are terminated for any reason other than the completion of the Merger, Dynegy is required to:

•

promptly prepare and file with the SEC, and thereafter use its best efforts to cause to be declared effective, a shelf registration statement covering the resale of shares of registrable common stock of Dynegy by Chevron; and

•

use its commercially reasonable efforts to keep the Dynegy-Chevron Registration Statement continuously effective until all of the registrable common stock covered thereby has been sold or is no longer restricted.

Underwritten Offerings

If Chevron’s obligations under the Chevron Voting Agreement are terminated for any reason other than the completion of the Merger, Chevron has the right to cause Dynegy to effect:

•	up to two underwritten offerings during the period following the termination of Chevron’s obligations under the Chevron Voting Agreement and ending December 31, 2007; and

•	one underwritten offering per calendar year thereafter.

The aggregate proceeds to be received by Chevron in any such underwritten offering shall not be less than $100 million. In addition, Dynegy may defer the commencement of any underwritten offering demanded by Chevron for up to 60 days; provided that Dynegy may not exercise such deferral right during the first 90-day period following the termination of the Chevron Voting Agreement (subject to extension in certain circumstances), nor may such deferral right be exercised more than once per calendar year thereafter. After the end of the first 90-day period following the termination of the Chevron Voting Agreement (subject to extension in certain circumstances), Dynegy has the right once per calendar year to “lock up” Chevron for up to 60 days in connection with an underwritten offering of Dynegy’s equity securities or debt convertible into equity securities.

Expenses

Dynegy will pay all expenses incident to the performance of the Dynegy-Chevron Registration Rights Agreement; provided that Dynegy will only be obligated to reimburse Chevron for the reasonable fees of one legal counsel incurred in connection with each underwritten offering contemplated by the Dynegy-Chevron Registration Rights Agreement.

Lock-Ups

Chevron

Chevron will, if required, enter into a “lock-up” agreement in connection with an underwritten public offering of equity securities of Dynegy for the account of Dynegy. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering expires or is waived and (ii) 60 days following the commencement of the offering. Chevron will not be obligated to enter into a “lock-up” more than once during any calendar year.

Dynegy

Dynegy will, if required, enter into a “lock-up” agreement in connection with an underwritten offering of equity securities of Dynegy for the account of Chevron. The lock-up period will begin on the day following the pricing of such offering and end on the earlier of (i) the date the “lock-up” under the underwriting agreement for such underwritten offering terminates and (ii) 60 days after such offering.

Other Registration Rights Agreements

Any agreement entered into after September 14, 2006 pursuant to which New Dynegy grants registration rights with respect to equity securities will contain a provision under which each party thereto will agree not to effect any public offer, sale or distribution of such securities for a period beginning on the day following the pricing of such offering and ending on the earlier of (i) the date the “lock-up” on Chevron terminates and (ii) 60 days; provided that such party will not be obligated to enter into a number of lock-up agreements in any period that exceeds the number of underwritten offerings Chevron is entitled to effect during any period.

Blackout

During any calendar year, Dynegy may suspend sales under the Dynegy-Chevron Registration Statement for up to 45 days in the aggregate, of which no more than 30 days may be consecutive.

Indemnification

In connection with the registration of registrable common stock pursuant to the Dynegy–Chevron Registration Rights Agreement:

•

Dynegy will indemnify Chevron and its respective affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in any registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations; and

•

Chevron will indemnify Dynegy and its affiliates against any losses, claims, damages or liabilities caused by any untrue or allegedly untrue statement of material fact in any registration statement or prospectus or any omission, or alleged omission, to state a material fact required or necessary to be stated to make the statements therein not misleading, subject to specified limitations.

Limitations on Subsequent Registration Rights

Dynegy has agreed that for five years it will not grant any other persons any registration rights more favorable than those granted under the Dynegy-Chevron Registration Rights Agreement without offering such more favorable rights to Chevron.

New Dynegy Notes

General

Upon completion of the Merger, New Dynegy will issue (i) $112,000,000 in aggregate principal amount of the New Dynegy Notes in exchange for the Kendall Interests and (ii) $163,000,000 in aggregate principal amount of the New Dynegy Notes in exchange for the Operating Entity Interests, the Plum Point Interests and 50% of the membership interests in the Development LLC. New Dynegy may prepay the New Dynegy Notes to be issued to the LS Contributing Entities at any time and may elect to do so in connection with the Merger or soon after the completion of the Merger. In addition, Dynegy’s management regularly evaluates options related to Dynegy’s capital structure, including refinancing certain of the project financings of the Contributed Entities, changes to the existing DHI bank debt arrangements, including a larger revolving credit facility, and increasing the capacity of existing letter of credit facilities to support New Dynegy’s liquidity and collateral needs. Dynegy’s ultimate capital structure to be established by New Dynegy will depend significantly on financial market conditions beyond its control. Such alternative capital structures, if they are implemented, could affect New Dynegy’s earnings and cash flows in 2007 and beyond.

Maturity and Interest Rate

Interest payments on the principal amount of New Dynegy Notes will be due and payable semi-annually (the “Interest Payment Dates”) as set forth in the New Dynegy Notes.

During the period from the date of the completion of the Merger to the date immediately preceding the Reset Date (defined below) (the “Initial Period”), New Dynegy Notes will accrue interest at 9.50% per annum with respect to interest to be paid on any Interest Payment Date and 10.50% per annum with respect to interest which is added to the principal amounts of the New Dynegy Notes on any Interest Payment Date.

From the second anniversary of the completion of the Merger (or such other earlier date as may be agreed) (the “Reset Date”) to the tenth anniversary of the Reset Date, interest will accrue at the rate established by the remarketing of the New Dynegy Notes prior to the Reset Date, which will be based on a price per remarketed New Dynegy Note equal to 102% of the outstanding principal balance of such note prior to such remarketing (“Reset Rate”).

Mandatory Redemption

If, during the Initial Period, New Dynegy receives net cash proceeds of at least $5 million from certain debt or equity issuances, certain asset sales, the “monetization” of the energy contract between Sithe Independence Power Partners, L.P. and Consolidated Edison Company of New York, Inc. or any other distributions from any subsidiary of New Dynegy that do not have to be applied to certain other indebtedness, Dynegy will be required to redeem the maximum amount of New Dynegy Notes that may be redeemed with such proceeds. The redemption price will be in cash and equal to 100% of the principal amount of the New Dynegy Notes to be purchased.

Optional Redemption

New Dynegy may redeem all or a portion of the New Dynegy Notes any time prior to the Reset Date for cash at the redemption prices set forth below plus accrued and unpaid interest:

Measurement Period	Percentage of Principal Amount
From completion of the Merger through the date immediately preceding the first anniversary of the Merger	100%
From the date that is the first anniversary of the Merger to the date immediately preceding the second anniversary of the Merger	101%

After the Reset Date, New Dynegy may not redeem all or any portion of the New Dynegy Notes until the date that is the fifth anniversary of the Reset Date. On and after such date, New Dynegy may redeem the New Dynegy Notes for cash at the redemption prices set forth below plus accrued and unpaid interest:

Reset Anniversary Date	Percentage
5	100% + 1/2 (Reset Rate)
6	100% + 1/3 (Reset Rate)
7	100% + 1/6 (Reset Rate)
8 and thereafter	100%

Negative Covenant

The indenture governing the New Dynegy Notes restricts New Dynegy’s ability to consolidate, merge or sell substantially all of its assets.

Ranking

The New Dynegy Notes will be New Dynegy’s unsecured subordinated obligations and rank junior to all existing and future debt of New Dynegy except for debt that is pari passu with the New Dynegy Notes.

Events of Default

Events of default under the indenture governing the New Dynegy Notes include the following:

•	default in the payment when due of interest on the New Dynegy Notes, which continues for 10 days;

•	default in the payment when due of principal of or premium, if any, on the New Dynegy Notes;

•	failure by New Dynegy to comply with specified covenants and agreements, subject to applicable grace periods; and

•	bankruptcy or insolvency.

If an event of default occurs, other than bankruptcy or insolvency, the trustee under the indenture or the holders of at least 25% in principal amount of the then outstanding New Dynegy Notes may declare the principal of and premium, if any, of all the New Dynegy Notes and the interest accrued on the New Dynegy Notes due and payable. If a bankruptcy or insolvency event of default occurs, the principal and interest of the New Dynegy Notes will be automatically accelerated.

Kendall Agreement

Concurrently with the execution of the Merger Agreement, Kendall Power LLC, a newly formed indirect subsidiary of Dynegy (“Kendall Power”), entered into a Limited Liability Company Membership Interests and Stock Purchase Agreement, dated as of September 14, 2006 (the “Kendall Agreement”), with LS Associates, LS Equity Partners, LS Partners and PIE (collectively, the “LS Sellers”).

The transactions contemplated by the Kendall Agreement will only be completed if the Merger is not completed. Following the satisfaction or waiver of the conditions in the Kendall Agreement (including the termination of the Merger Agreement), Kendall Power will purchase for cash all of the outstanding common and preferred limited liability company membership interests of LSP Kendall Holding, LLC, a Delaware limited liability company (“Kendall Holding”), which owns the Kendall generation facility. Kendall Power will also purchase all of the issued and outstanding common stock of LSP-Kendall Blocker, Inc., a Delaware corporation (“Blocker”).

As noted above, you are not being asked to vote on the transactions contemplated by the Kendall Agreement. Thus, a vote “AGAINST” the adoption of the Merger Agreement and the approval of the Merger will not prevent the completion of the transactions contemplated by the Kendall Agreement.

Joint Venture Agreements

At the closing of the Merger, a subsidiary of New Dynegy and LS Associates or its subsidiaries will enter into two joint ventures, a “Development Services Company” and the Development LLC, each a 50/50 owned limited liability company. The Development LLC will own development projects directly or through subsidiaries, while the Development Services Company will own no material assets, but will provide development and other operational services to the Development LLC and evaluate opportunities presented by New Dynegy and LS Associates for potential contribution to the Development LLC. Pursuant to separate services agreements, LS Associates or an affiliate thereof will provide certain project development services to the Development Services Company and New Dynegy or an affiliate thereof will provide certain construction management and operation and maintenance services.

Concurrent with the closing of the Merger, the Development LLC will receive (1) from New Dynegy, $5 million in cash and the rights to development and expansion opportunities related to certain New Dynegy assets, and (2) from LS Associates, $5 million in cash and the rights to existing development projects of the LS Contributing Entities.

During the term of the Development Services Company, which will expire after either five or ten years at the option of either party, each of New Dynegy and the LS Contributing Entities will be obligated to offer to the Development Services Company certain types of power development opportunities before taking any such opportunities individually.

Neither New Dynegy nor LS Associates will be obligated to contribute any additional capital to either joint venture without its consent. Generally, if the parties disagree about whether to continue developing any particular project in the joint venture (other than expansion opportunities related to New Dynegy-owned assets), either party may choose to purchase that project for itself under the terms of the Development LLC’s limited liability company agreement. If the parties disagree about whether to continue developing an expansion project related to New Dynegy-owned assets, then either party may choose to trigger a process whereby New Dynegy would purchase the project for its fair market value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE

OFFICERS OF DYNEGY AND NEW DYNEGY

The following table sets forth certain information, based on information available to Dynegy, regarding the beneficial ownership of:

•	Dynegy’s common stock as of December 31, 2006; and

•	New Dynegy’s Class A common stock on a pro forma basis to give effect to the Merger Agreement Transactions (based on the beneficial ownership of Dynegy’s common stock as of December 31, 2006).

Except as otherwise noted, the table provides information with respect to (i) each person who Dynegy knows, based on filings with the SEC, to own beneficially 5% or more of its Class A common stock or Class B common stock or who, as a result of the completion of the Merger Agreement Transactions, will own beneficially 5% or more of New Dynegy’s Class A common stock or Class B common stock, (ii) each director of Dynegy, (iii) each “named executive officer” of Dynegy and (iv) all directors and executive officers of Dynegy as a group. “Beneficial ownership” is determined according to the rules and regulations of the SEC and generally includes those shares that an individual or group has the power to vote or transfer and any stock options that are currently exercisable or that will become exercisable within 60 days of the relevant date of determination (regardless of whether such stock options are “in the money”). Shares that an individual or group beneficially owns but that are not actually issued and outstanding are not counted, however, for purposes of computing the percentage ownership of any other individual or group. Except as described in the footnotes to the table, each individual or group listed in the table below has sole investment and voting power over the shares which such individual or group beneficially owns.

	Beneficial Ownership of Dynegy			Pro Forma Beneficial Ownership of New Dynegy
	Class A Common Stock	Class B Common Stock	Percent of Class A Common Stock (1)	Class A Common Stock	Class B Common Stock	Percent of Class A Common Stock (2)
Chevron Corporation (3) Chevron U.S.A. Inc. 6001 Bollinger Canyon Road, Bldg. A4 San Ramon, CA 94583	—	96,891,014	19.4%	96,891,014		11.6%
LS Power Associates, L.P.	—	—	—		48,842,270	5.8%
LS Power Equity Partners, L.P.	—	—	—		175,117,329	20.9%
LS Power Partners, L.P.	—	—	—		5,686,822	*
LS Power Equity Partners PIE I, L.P.	—	—	—		106,186,603	12.7%
LSP Gen Investors, L.P.	—	—	—		4,166,976	*
Bruce A. Williamson (4)	1,119,167	—	*	3,006,415		*
Stephen A. Furbacher (5)	664,544	—	*	980,153		*
Holli C. Nichols (6)	135,432	—	*	276,509		*
Lynn Lednicky (7)	259,849	—	*	404,266		*
J. Kevin Blodgett (8)	84,529	—	*	227,551		*
David W. Biegler (9)	51,298	—	*	51,298		*
Thomas D. Clark, Jr. (9)	48,321	—	*	48,321		*
Victor E. Grijalva (9)	19,078	—	*	19,078		*
Patricia A. Hammick (9)	51,298	—	*	51,298		*
George L. Mazanec (9)	44,772	—	*	44,772		*
Robert C. Oelkers (9)	57,419	—	*	57,419		*
William L. Trubeck (9)	51,298	—	*	51,298		*
Howard B. Sheppard (10)	—	—	*
Rebecca Roberts (10)	—	—	*
Mikhail Segal (11)	—	—	—		340,000,000	40.6%
Frank Hardenbergh (11)	—	—	—		340,000,000	40.6%
James Bartlett (11)	—	—	—		340,000,000	40.6%
Current Executive Officers and Directors as a Group (14 persons) (4)(5)(6)(7)(8)(9) (10)	2,587,005	—	*	5,218,378		*

*	Less than 1%.
(1)	Based upon 401,360,498 shares of Dynegy’s Class A common stock and 96,891,014 shares of Dynegy’s Class B common stock outstanding as of December 31, 2006.
(2)	Assumes that 498,251,512 shares of New Dynegy’s Class A common stock and 340,000,000 shares of New Dynegy’s Class B common stock will be outstanding immediately following the completion of the Merger Agreement Transactions.
(3)	All outstanding shares of Dynegy’s Class B common stock are held of record by Chevron (as defined on page 3). Chevron Corporation beneficially owns 100% of the capital stock of Chevron. Consequently, Chevron Corporation may be deemed to beneficially own all of the shares of Dynegy’s Class B common stock owned of record by Chevron. For purposes of computing Chevron’s beneficial ownership, the percentage of New Dynegy’s Class A common stock beneficially owned assumes conversion of all shares of Dynegy’s Class B common stock into New Dynegy’s Class A common stock.
(4)	Amounts shown include 435,268 shares of restricted Class A common stock which are currently scheduled to vest on February 10, 2007, 196,326 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on January 19, 2008, 163,935 shares of restricted Class A common stock which are currently scheduled to vest on March 16, 2009. Amounts shown also include approximately 9,638 shares of Dynegy’s Class A common stock held by the Trustee of the Dynegy Inc. 401(k) Savings Plan, referred to as the “401(k) Plan,” for the account of Mr. Williamson, based on the market value of units held by Mr. Williamson in the 401(k) Plan’s Dynegy stock fund divided by the closing price of Dynegy’s Class A common stock as of December 31, 2006. Pro forma beneficial amount of New Dynegy common stock also includes all of Mr. Williamson’s 1,887,248 unvested stock options. In accordance with Dynegy’s equity-based award plans, individual award agreements or otherwise, all unvested stock options and all shares of unvested restricted stock that have been granted to Mr. Williamson will immediately vest upon the completion of the Merger.
(5)	Amounts shown include 527,988 shares of Dynegy’s Class A common stock issuable upon the exercise of employee stock options held by Mr. Furbacher, 37,109 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on February 10, 2007, 27,267 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on January 19, 2008 and 40,984 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on March 16, 2009. Amounts shown also include 13,800 shares of Dynegy’s Class A common stock held in an IRA for Mr. Furbacher’s benefit, as well as approximately 17,396 shares of Dynegy’s Class A common stock held by the Trustee of the 401(k) Plan for the account of Mr. Furbacher, based on the market value of units held by Mr. Furbacher in the 401(k) Plan’s Dynegy stock fund divided by the closing price of Dynegy’s Class A common stock as of December 31, 2006. Pro forma beneficial amount of New Dynegy common stock also includes all of Mr. Furbacher’s 315,609 unvested stock options. In accordance with Dynegy’s equity-based award plans, individual award agreements or otherwise, all unvested stock options and all shares of unvested restricted stock that have been granted to Mr. Furbacher will immediately vest upon the completion of the Merger.
(6)	Amounts shown include 82,047 shares of Dynegy’s Class A common stock issuable upon the exercise of employee stock options held by Ms. Nichols, 11,719 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on February 10, 2007, 8,180 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on January 19, 2008 and 20,492 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on March 16, 2009. Amounts shown also include approximately 12,974 shares of Dynegy’s Class A common stock held by the Trustee of the 401(k) Plan for the account of Ms. Nichols, based on the market value of units held by Ms. Nichols in the 401(k) Plan’s Dynegy stock fund divided by the closing price of Dynegy’s Class A common stock as of December 31, 2006. Pro forma beneficial amount of New Dynegy common stock also includes all of Mr. Nichols’ 141,077 unvested stock options. In accordance with Dynegy’s equity-based award plans, individual award agreements or otherwise, all unvested stock options and all shares of unvested restricted stock that have been granted to Ms. Nichols will immediately vest upon the completion of the Merger.
(7)

Amounts shown include 211,071 shares of Dynegy’s Class A common stock issuable upon the exercise of employee stock options held by Mr. Lednicky, 9,766 shares of restricted Dynegy’s Class A common stock which vest on February 10, 2007, 10,362 shares of restricted Dynegy’s Class A common stock which vest on January 19, 2008 and 20,492 shares of restricted Dynegy’s Class A common stock which vest on March 16,

2009. Amounts shown also include approximately 5,958 shares of Dynegy’s Class A common stock held by the Trustee of the 401(k) Plan for the account of Mr. Lednicky, based on the market value of units held by Mr. Lednicky in the 401(k) Plan’s Dynegy stock fund divided by the closing price of Dynegy’s Class A common stock as of December 31, 2006. Pro forma beneficial amount of New Dynegy common stock also includes all of Mr. Lednicky’s 144,417 unvested stock options. In accordance with Dynegy’s equity-based award plans, individual award agreements or otherwise, all unvested stock options and all shares of unvested restricted stock that have been granted to Mr. Lednicky will immediately vest upon the completion of the Merger.

(8)	Amounts shown include 38,068 shares of Dynegy’s Class A common stock issuable upon the exercise of employee stock options held by Mr. Blodgett, 7,813 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on February 10, 2007, 10,362 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on January 19, 2008 and 20,492 shares of restricted Dynegy’s Class A common stock which are currently scheduled to vest on March 16, 2009. Amounts shown also include approximately 7,491 shares of Dynegy’s Class A common stock held by the Trustee of the 401(k) Plan for the account of Mr. Blodgett, based on the market value of units held by Mr. Blodgett in the 401(k) Plan’s Dynegy stock fund divided by the closing price of Dynegy’s Class A common stock as of December 31, 2006. Pro forma beneficial amount of New Dynegy common stock also includes all of Mr. Blodgett’s 142,022 unvested stock options. In accordance with Dynegy’s equity-based award plans, individual award agreements or otherwise, all unvested stock options and all shares of unvested restricted stock that have been granted to Mr. Blodgett will immediately vest upon the completion of the Merger.
(9)	Amounts shown include 6,000 shares of Dynegy’s Class A common stock issuable upon the exercise of director stock options held by Mr. Oelkers. Amounts shown also include the following number of shares of Dynegy’s Class A common stock payable upon termination of service as a director, at the election of the director and with respect to certain phantom stock units awarded under the Dynegy Deferred Compensation Plan for Certain Directors: 28,772 shares payable to Mr. Mazanec; 38,321 shares payable to Mr. Clark; 41,298 shares payable to Messrs. Biegler and Trubeck and Ms. Hammick; and 46,087 shares payable to Mr. Oelkers and 4,078 shares payable to Mr. Grijalva. Does not include certain stock units held by Ms. Hammick through Dynegy’s Deferred Compensation Plan which are payable, upon retirement, exclusively in cash and not in shares of Dynegy’s Class A common stock. For Mr. Mazanec, amount shown includes 3,000 shares held in two IRA’s for his benefit, 1,000 shares held by the Mazanec Foundation, of which Mr. Mazanec is President and a director, and 1,000 shares held in two family trusts for the benefit of Mr. Mazanec’s grandchildren.
(10)	Mr. Sheppard and Ms. Roberts disclaim beneficial ownership of all shares of record held by Chevron.
(11)	Messrs. Segal, Hardenbergh and Bartlett may each be deemed to share beneficial ownership of the shares of New Dynegy Class B common stock shown as beneficially owned by LS Associates, LS Equity Partners, LS Partners, PIE and Gen Investors. Messrs. Segal, Hardenbergh and Bartlett each disclaim beneficial ownership of all such shares.

Stock Ownership Guidelines

In early 2006, Dynegy adopted stock ownership guidelines for members of the executive management team and other Dynegy officers. These guidelines, which were developed by Mercer Human Resource Consulting LLC based on comparable guidelines employed by Fortune 500 companies, support Dynegy’s corporate governance focus and provide further alignment of interests among its executive officers and shareholders. It is anticipated that New Dynegy will adopt these guidelines.

The shares counted for purposes of Dynegy’s stock ownership guidelines include: shares owned outright, unvested restricted shares, in-the-money vested stock options, shares held pursuant to Dynegy’s employee benefits plans and other share-based equivalents that may be used by Dynegy from time to time. The guidelines are expressed as a multiple of base salary and vary by level as follows:

Chief Executive Officer	5x annual base salary
President & Chief Operating Officer	4x annual base salary
Executive Vice President	3x annual base salary
Senior Vice President	2.5x annual base salary
Vice President	1x annual base salary

There is a mandatory five-year compliance period, and executives are encouraged to accumulate 1/5 of their holding requirement during each year of the five-year ramp-up period. The Corporate Governance and Nominating Committee of Dynegy and New Dynegy will monitor each executive’s progress toward the required ownership level on an annual basis. At the end of the five-year period, if any executive fails to attain the required level of stock ownership, action may be taken, including awarding annual incentive cash bonuses in the form of restricted shares or requiring an executive to refrain from disposing of any vested shares and shares realized from an option exercise.

DESCRIPTION OF NEW DYNEGY CAPITAL STOCK

The following summarizes some, but not all, of the terms of the capital stock of New Dynegy immediately following the Merger. The following discussion is not meant to be complete and is qualified by reference to New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws. Copies of New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus.

Authorized Capital Stock

The authorized capital stock of New Dynegy consists of:

•	2.1 billion shares of Class A common stock, $0.01 par value per share;

•	850 million shares of Class B common stock, $0.01 par value per share; and

•	100 million shares of preferred stock, $0.01 par value per share.

Class A Common Stock and Class B Common Stock

Based on the number of outstanding shares as of February 6, 2007, immediately following the Merger, approximately 401,382,410 shares of New Dynegy’s Class A common stock will be outstanding and 340 million shares of New Dynegy’s Class B common stock will be outstanding. Issuance of shares of New Dynegy’s Class B common stock is limited to issuances to the LS Contributing Entities, their permitted transferees and affiliates and associates of the LS Contributing Entities. Prior to the Merger, New Dynegy will apply to the NYSE to have New Dynegy’s Class A common stock listed on the NYSE after the completion of the Merger.

Voting

Generally, holders of New Dynegy’s Class B common stock vote together with holders of New Dynegy’s Class A common stock as a single class on every matter acted upon by the stockholders except for the following matters:

•

the holders of New Dynegy’s Class B common stock vote as a separate class for the election of up to three of New Dynegy’s directors, while the holders of New Dynegy’s Class A common stock vote as a separate class for the remaining directors;

•

any amendment to the provisions of New Dynegy’s Certificate of Incorporation addressing the voting rights of holders of New Dynegy’s Class A and Class B common stock or to Section 7 of Article III or Article X of New Dynegy’s Bylaws requires the affirmative vote of a majority of the outstanding shares of New Dynegy’s Class B common stock voting as a separate class, and the affirmative vote of a majority of the shares of New Dynegy’s common stock, voting together as a single class, except that no such stockholder approval is required with respect to an amendment to Section 7 of Article III or Article X of New Dynegy’s Bylaws if such amendment is approved by a majority of the Class B Directors present at a meeting where such amendment is considered and by a majority of all New Dynegy directors; and

•

any agreement of merger or consolidation if a party to such agreement is a member of the LS Control Group or an affiliate of such group requires the affirmative vote of a majority of the shares of New Dynegy’s Class A common stock outstanding, voting as a separate class, and the affirmative vote of a majority of all shares of New Dynegy’s common stock outstanding, voting together as a single class.

Holders of New Dynegy’s Class A and Class B common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of New Dynegy’s common stock will not be entitled to cumulative voting. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, will constitute a quorum for consideration of the matter at any meeting of stockholders. Where a separate vote by a class or series is required, a majority of the shares of such class or series represented in person or by proxy will constitute a quorum to take the action with respect to that vote by that class or series on that matter. If a quorum is present, the affirmative vote of the majority of shares represented at the meeting and entitled to vote on a matter will be the act of the stockholders, unless the vote of a greater number or voting by classes is required by the DGCL, New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws and except for the election of the Class A Directors of New Dynegy for which the affirmative vote of a plurality of the shares of New Dynegy’s Class A common stock represented at the meeting and entitled to vote will be required.

The voting rights of any holders of New Dynegy’s common stock will be subject to the voting rights of holders of any series of New Dynegy’s preferred stock that may be issued from time to time.

Dividends; Liquidation

Subject to the preferences of any preferred stock, holders of New Dynegy’s Class A and Class B common stock have equal ratable rights to dividends out of funds legally available for that purpose, when and if dividends are declared by the board. Holders of New Dynegy’s Class A and Class B common stock are entitled to share ratably, as a single class, in all of New Dynegy’s assets available for distribution to holders of shares of common stock upon New Dynegy’s liquidation or dissolution or the winding up of New Dynegy’s affairs, after payment of New Dynegy’s liabilities and any amounts to holders of preferred stock. In the case of dividends or other distributions payable in New Dynegy’s common stock, including distributions pursuant to reclassifications, stock splits or divisions of New Dynegy’s common stock, only shares of New Dynegy’s Class A common stock shall be paid or distributed with respect to New Dynegy’s Class A common stock and only shares of New Dynegy’s Class B common stock shall be paid or distributed with respect to New Dynegy’s Class B common stock. The number of shares of New Dynegy’s Class A common stock and New Dynegy’s Class B common stock so distributed on each share shall be equal in number. Neither the shares of New Dynegy’s Class A common stock nor the shares of New Dynegy’s Class B common stock may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

Conversion

All shares of New Dynegy’s Class B common stock transferred to any person other than a member of the LS Control Group will automatically be converted into shares of New Dynegy’s Class A common stock. Furthermore, each share of New Dynegy’s Class B common stock will automatically convert into one share of New Dynegy’s Class A common stock when the outstanding shares of New Dynegy’s Class B common stock represent less than 10% of the total outstanding shares of New Dynegy’s common stock. As long as the outstanding shares of New Dynegy’s Class B common stock represent at least 10% of the total outstanding shares, each share of New Dynegy’s Class A common stock owned by the LS Control Group will automatically be converted into one share of New Dynegy’s Class B common stock.

Additional Rights

Holders of New Dynegy’s common stock generally are not entitled to preemptive rights, subscription rights or redemption rights, except that the LS Contributing Entities are entitled to preemptive rights under the Shareholder Agreement. See “Other Agreements and Documents—Shareholder Agreement.” The rights and preferences of holders of New Dynegy’s common stock are subject to the rights of any series of preferred stock that New Dynegy may issue.

Transfer Agent

Mellon Investor Securities L.L.C., the transfer agent and registrar for Dynegy’s common stock, will serve as the transfer agent and registrar for New Dynegy’s common stock.

Preferred Stock

By resolution of the board, New Dynegy may, without any further vote by its stockholders, authorize and issue an aggregate of 100 millon shares of preferred stock. The preferred stock may be issued in one or more series. With respect to each series, the board may determine the designation and the number of shares, voting rights, preferences, limitations and special rights, including any dividend rights, conversion rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay or prevent a change of control. In addition, at any time when greater than 15% of the total combined voting stock of New Dynegy is owned by the holders of New Dynegy’s Class B common stock, New Dynegy has agreed not to issue any preferred stock (including options, warrants, convertible securities and other rights to subscribe for any such preferred stock), if all Class B Directors present at the meeting at which such action is considered vote against such action. See “Comparison of Rights of Dynegy’s Shareholders and New Dynegy’s Stockholders—Blocking Rights.”

NYSE Listing of New Dynegy’s Common Stock

It is a condition to the closing of the Merger that New Dynegy’s Class A common stock is approved for listing on the NYSE, subject to official notice of issuance. If the Merger is completed, Dynegy’s Class A common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act. Upon the completion of the Merger, New Dynegy’s name will be changed to “Dynegy Inc.,” and New Dynegy’s common stock will be listed on the NYSE under the symbol “DYN,” which is the symbol under which Dynegy’s Class A common stock is currently traded.

COMPARISON OF RIGHTS OF DYNEGY’S SHAREHOLDERS AND NEW DYNEGY’S STOCKHOLDERS

The rights of Dynegy’s shareholders are currently governed by the IBCA and Dynegy’s articles of incorporation and bylaws. Under the Merger Agreement, at the closing of the Merger, the shareholders of Dynegy will be entitled to receive shares of common stock of New Dynegy, a Delaware corporation. Accordingly, after the Merger, the rights of any former shareholder of Dynegy who receives shares of stock of New Dynegy will be governed by the DGCL, New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws.

Thus, by voting “FOR” the adoption of the Merger Agreement and the approval of the Merger, you will be, in effect, approving the reincorporation of Dynegy from Illinois to Delaware and, as a result of the differences between the IBCA and the DGCL, certain of your rights as a New Dynegy stockholder will be different from your rights currently as a Dynegy shareholder. Because of such differences, (i) Dynegy shareholders, as stockholders of New Dynegy following the completion of the Merger, will no longer be entitled to cumulative voting in the election of directors, (ii) New Dynegy’s directors will be elected by plurality vote (versus the majority voting system for directors currently in effect for Dynegy) and (iii) specified corporate transactions and amendments to specified charter provisions affecting stockholder voting rights will require a majority stockholder vote under New Dynegy’s Certificate of Incorporation rather than the “super-majority” (two-thirds) shareholder vote currently required under Dynegy’s articles of incorporation.

The following discussions are of material differences between current rights of Dynegy’s shareholders and those of New Dynegy’s stockholders following the Merger. The following discussions are summaries only. They do not give you a complete description of the differences that may affect you. You should also refer to the IBCA and the DGCL, as well as Dynegy’s articles of incorporation and bylaws and New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws. Copies of New Dynegy’s Certificate of Incorporation and New Dynegy’s Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. Dynegy’s amended and restated articles of incorporation and amended and restated bylaws have been filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are incorporated herein by reference. See “Where You Can Find More Information.” For a more detailed discussion of your rights as stockholders of New Dynegy, you should also see “Description of New Dynegy Capital Stock,” “Other Agreements and Documents—Certificate of Incorporation of New Dynegy” and “Other Agreements and Documents—Bylaws of New Dynegy.”

Authorized Capital Stock

Dynegy. The authorized common stock of Dynegy consists of:

•	900 million shares of Class A common stock, no par value;

•	360 million shares of Class B common stock, no par value; and

•	70 million shares of preferred stock, no par value.

As of December 5, 2006, Dynegy had outstanding 401,266,363 shares of Dynegy’s Class A common stock, 96,891,014 shares of Dynegy’s Class B common stock, all of which are owned by Chevron, and no shares of preferred stock.

New Dynegy. Upon completion of the Merger, the authorized capital stock of New Dynegy will consist of:

•	2.1 billion shares of Class A common stock, $0.01 par value per share;

•	850 million shares of Class B common stock, $0.01 par value per share; and

•	100 million shares of preferred stock, $0.01 par value per share.

Based on the number of outstanding shares as of February 6, 2007, immediately following the Merger, approximately 401,382,410 shares of New Dynegy’s Class A common stock will be outstanding and approximately 340 million shares of New Dynegy’s Class B common stock will be outstanding. Issuance of shares of New Dynegy’s Class B common stock is limited to issuances to the LS Contributing Entities, their permitted transferees and affiliates and associates of the LS Contributing Entities.

Number of Directors

Dynegy. Under the IBCA, the number of directors is fixed by the bylaws, or absent such provision, by the articles of incorporation or by resolution of the incorporator in the organizational minutes, and may provide for a range by prescribing a minimum and maximum (which may not exceed the minimum by more than five). Dynegy’s articles of incorporation provide that the Dynegy Board has the authority to set the exact number of directors within the range of 12 to 15 members. So long as any shares of Dynegy’s Class B common stock are outstanding, the holders of those shares are entitled to vote as a separate class for the election of three directors. The holders of Dynegy’s Class A common stock vote for the remaining directors.

New Dynegy. The DGCL provides that a corporation’s board of directors must consist of one or more members, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number, in which case a change in the number of directors shall be made only by amendment of the certificate. New Dynegy’s Certificate of Incorporation provides that, so long as shares of New Dynegy’s Class B common stock are outstanding, New Dynegy’s board of directors will consist of 11 members, of which up to three will be the Class B Directors and the remaining directors will be the Class A Directors, unless the number of directors is increased pursuant to the terms of one or more series of New Dynegy’s preferred stock that may be outstanding from time to time. The holders of New Dynegy’s Class B common stock will be entitled to elect (i) three Class B Directors if the percentage of outstanding shares of New Dynegy’s Class B common stock equals or is greater than 30% of the outstanding shares of New Dynegy’s common stock, (ii) two Class B Directors if such percentage is less than 30% but greater than or equal to 10% and (iii) no Class B Directors if such percentage is less than 10%. After there are no outstanding shares of New Dynegy’s Class B common stock, the number of directors, other than those who may be elected by the holders of one or more series of preferred stock, will be fixed from time to time exclusively by New Dynegy’s board of directors pursuant to a resolution adopted by a majority of all of the members of the board of directors at such time.

Election, Removal and Vacancies of Directors

Dynegy. Nomination of persons for election to the Dynegy Board may be made at an annual meeting of shareholders. See “—Shareholder Proposals—Dynegy” for a discussion of procedures for a holder of Dynegy’s Class A common stock to introduce a director nominee. Under the IBCA, shareholders are entitled to cumulative voting rights in the election of directors unless otherwise provided in the corporation’s articles of incorporation. Dynegy’s articles of incorporation do not provide otherwise and, as a result, Dynegy’s shareholders are entitled to cumulative voting in the election of directors. Dynegy’s bylaws do not require the election of directors to be by ballot.

The IBCA provides for a “majority voting” system for the election of directors and, consistent therewith, Dynegy’s articles of incorporation provide that the affirmative vote of a majority of the shares of Dynegy’s Class A common stock represented in person or by proxy and entitled to vote is required to elect a Class A director of Dynegy. The Class B directors of Dynegy are elected by the holder of Dynegy’s Class B common stock.

Under the IBCA, a Dynegy director may be removed, with or without cause, by the approval of a majority of the outstanding shares of the class (Class A or Class B common stock) that elected such director. Removal may only occur at a meeting of shareholders pursuant to a notice that states that the purpose of the meeting is to vote upon the removal of one or more directors named in the notice and only the named directors may be removed at the meeting. Because Dynegy provides for cumulative voting, if less than the entire board is to be removed, no director may be removed, with or without cause, if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors. Dynegy’s articles of incorporation provide that the remaining directors of a class may fill any vacancy in the office of such class of director, unless the vacancy was caused by the removal of the director, in which case it may only be filled by the affirmative vote of the holders of the outstanding shares of the applicable class of common stock.

New Dynegy. As with Dynegy, nomination of persons for election to the New Dynegy board of directors may be made at an annual meeting of stockholders. See “—Shareholder Proposals—New Dynegy” for a discussion of procedures for a holder of New Dynegy’s Class A common stock to introduce a director nominee. Under the DGCL, cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation. New Dynegy’s certificate of incorporation does not provide for cumulative voting. Thus, upon the completion of the Merger and the reincorporation, in effect, of Dynegy from Illinois to Delaware, former Dynegy shareholders will no longer be entitled to cumulative voting rights in the election of directors as stockholders of New Dynegy. New Dynegy’s certificate of incorporation does not require voting by ballot.

A majority voting system for the election of directors presents several issues under the DGCL, many of which are incompatible with the DGCL. Thus, pursuant to the provisions of the DGCL, the affirmative vote of a plurality of the shares of New Dynegy’s Class A common stock represented at the meeting and entitled to vote will be required to elect a Class A Director of New Dynegy. Thus, upon the completion of the Merger and the reincorporation, in effect, of Dynegy from Illinois to Delaware, former Dynegy shareholders, as stockholders of New Dynegy, will elect directors pursuant to a plurality voting system, not a majority voting system. The Class B Directors of New Dynegy will be elected by the holders of New Dynegy’s Class B common stock.

Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the approval of a majority of the outstanding shares. If a director is elected by a class or series of shares, he may be removed without cause only by stockholders of that class or series. Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office unless otherwise provided in the certificate of incorporation or bylaws and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy. Similar to Dynegy’s articles of incorporation, New Dynegy’s Certificate of Incorporation provides that the remaining directors of a class may fill any vacancy in the office of such class of director, unless the vacancy was caused by the removal of the director, in which case it may only be filled by the affirmative vote of the holders of the outstanding shares of the applicable class of common stock. If the number of Class B Directors decreases as a result of a decrease in the percentage of the total outstanding shares of New Dynegy’s common stock that the outstanding shares of New Dynegy’s Class B common stock represent, the terms of the applicable number of Class B Directors shall immediately end, at which time the vacancies will be filled by Class A Directors.

Directors’ Duties

The fiduciary duties of directors under Delaware case law are generally similar to the duties prescribed under Illinois case law. Unlike the IBCA, however, the DGCL does not include a provision specifically permitting directors, in discharging their duties, to consider the effects of any action (including, without limitation, actions that may involve or relate to a change or potential change in control of the corporation) upon employees, suppliers and customers of the corporation or its subsidiaries, and upon communities in which offices or other establishments of the corporation or its subsidiaries are located.

Indemnification and Limitation of Liability

Illinois and Delaware have similar laws relating to indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states permit corporations to adopt a provision in their charters eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director’s fiduciary duty of care. Delaware and Illinois corporations are not permitted to eliminate monetary liability where such liability is based on:

•	any breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Dynegy. Dynegy’s articles of incorporation provide for broad mandatory indemnification, generally extending to any person who is or was a director or officer who acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation. Such articles also eliminate the liability of directors to the fullest extent permissible under the IBCA, as such law exists currently or as it may be amended in the future. Dynegy’s bylaws permit the corporation to indemnify agents and employees against expenses incurred in connection with proceedings, where such agent or employee has acted in good faith and in a manner believed to be in, or not apposed to, the best interests of Dynegy.

New Dynegy. New Dynegy’s Certificate of Incorporation eliminates the liability of directors to the fullest extent permitted under the DGCL. New Dynegy’s Certificate of Incorporation provides mandatory indemnification to any party who is or was a director or officer of New Dynegy to the fullest extent permitted under the DGCL. New Dynegy’s Bylaws permit the corporation to indemnify agents and employees against expenses incurred in connection with proceedings, where such agent or employee has acted in good faith and in a manner believed to be in, or not apposed to, the best interests of New Dynegy.

Dividend Rights

Dynegy. Under the IBCA, a corporation may make distributions to its shareholders, unless, after giving effect to the distribution, the corporation would be insolvent or the net assets of the corporation would be less than zero or less than the maximum amount then payable to shareholders having preferential rights in liquidation if the corporation were then liquidated. Dynegy has not paid a dividend on its Class A common stock since 2002, and Dynegy does not foresee a declaration of dividends on its Class A common stock in the near term, particularly given the dividend restrictions contained in Dynegy’s financing agreements. Specifically, Dynegy has agreed not to pay any dividends on its common stock under the terms of the credit agreement under which Dynegy is a guarantor and Dynegy’s wholly owned subsidiary, DHI, is the borrower.

New Dynegy. Under the DGCL, dividends are declared and paid as determined by the board of directors, but the payment of dividends is limited by certain restrictions. A corporation may pay dividends out of surplus or, if no such surplus exists. “Surplus” is generally defined as the amount by which the fair value of the corporation’s assets exceeds the fair value of its liabilities plus its stated capital. Under certain circumstances, a corporation may also pay dividends out of net profits for the fiscal year in which such dividends are declared and for its preceding fiscal year. The distribution of dividends is not permitted, however, if the capital of such corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. The financing agreements under which certain of New Dynegy’s subsidiaries will be borrowers and New Dynegy will be a guarantor will contain certain restrictions on the payment of dividends on New Dynegy’s Class A common stock similar to the restrictions for Dynegy. For a more detailed discussion regarding your rights to dividends following the Merger, see “Description of New Dynegy Capital Stock—Dividends; Liquidation.”

Stock Repurchases or Redemption by the Corporation

Dynegy. Under the IBCA, a corporation may repurchase or redeem its shares, unless after giving effect to the repurchase or redemption the corporation would be insolvent or the net assets of the corporation would be less than zero or less than the maximum amount then payable to shareholders having preferential rights in liquidation if the corporation were then liquidated. No redemption is provided for with respect to Dynegy’s common stock, but, the Dynegy Board may provide for redemption with respect to preferred stock.

New Dynegy. The DGCL generally provides that a corporation may repurchase its shares only if the repurchase would not impair the capital of the corporation (with certain exceptions). In addition, under the DGCL, a corporation may redeem its shares only if their redemption is authorized in its certificate of incorporation or resolutions which authorized issuance of such shares and the redemption would not impair the capital of the corporation. Similar to Dynegy, no redemption is provided for with respect to New Dynegy’s common stock, but New Dynegy’s board of directors may provide for redemption with respect to preferred stock which may be issued from time to time.

Shareholder Meetings

Dynegy. Special meetings of shareholders of an Illinois corporation may be called by the president, the board of directors, the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called or by other persons as provided in the articles of incorporation or bylaws. Dynegy’s bylaws also allow the chairman of the board or the chief executive officer to call a special shareholders’ meeting.

New Dynegy. Under the DGCL, a special meeting of stockholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws. New Dynegy’s Bylaws state that special meetings may be called by the chairman of the board of directors, the chief executive officer, the president, a majority of the board of directors or the holders of not less than 20% of all the outstanding shares entitled to vote on the matter for which the meeting is called.

Action by Written Consent of Shareholders

Dynegy. The IBCA allows shareholders to take action by unanimous written consent or by consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting, unless such right is denied by the articles of incorporation. Dynegy’s articles of incorporation do not deny such right. The IBCA provides for advance notice of the action contemplated (unless it will be unanimous) and prompt notice to non-consenting shareholders of the action taken.

New Dynegy. The DGCL also provides that stockholders may take action by unanimous written consent or by consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting, unless such right is denied by the certificate of incorporation. New Dynegy’s Certificate of Incorporation does not deny such right. If action is taken by less than unanimous written consent, the DGCL and New Dynegy’s Certificate of Incorporation require prompt notice to non-consenting holders of the action taken.

Director’s Meeting

Dynegy. Regular meetings of the Dynegy Board are held immediately after the annual meeting of the shareholders and at such other times, if any, as the board of directors may determine. Special meetings of the Dynegy Board may be called by the chairman, and shall be called upon the written request of any three directors. A majority of the directors then in office (but not less than a majority of the minimum number of directors specified by Dynegy’s articles of incorporation) will constitute a quorum, and if a quorum is present the act of a majority of the directors present at the meeting will be the act of the board of directors, except that certain major actions may not be approved if all of Dynegy’s Class B directors present at the meeting where such action is considered vote against it. See “—Blocking Rights—Dynegy.”

New Dynegy. New Dynegy’s Bylaws provide for provisions similar to Dynegy’s bylaws with respect to regular meetings of the board of directors. Special meetings of New Dynegy’s board of directors may be called only by the chairman of the board of directors or the lead director and must be called by the chairman or the secretary upon the written request of any two directors. A majority of the directors then in office will constitute a quorum, and if a quorum is present the act of a majority of the directors present at the meeting will be the act of the board of directors, except that certain major actions may not be approved if all of the Class B Directors present at the meeting where such action is considered vote against it. See “—Blocking Rights—New Dynegy.”

Inspection of Corporate Records

Dynegy. The IBCA provides any shareholder, in person or by agent, with the right to inspect the corporation’s books and records of account, minutes, any voting trust agreement filed with the corporation and record of shareholders for a proper purpose. A complete list of the shareholders entitled to vote at a shareholder meeting must be available for shareholder inspection by the earlier of 20 days after the record date for the meeting or 10 days before the meeting.

New Dynegy. The DGCL provides any stockholder, in person or by agent, with the right to inspect the corporation’s stock ledger, stockholders’ lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder. A complete list of the stockholders entitled to vote at a stockholder meeting must be available for stockholder inspection at least 10 days before the meeting.

Shareholder Proposals

Dynegy. Dynegy’s bylaws require advance notice of shareholder nominations of Dynegy’s Class A directors or other proposals. Shareholders may nominate persons for election to the board of directors only as Dynegy’s Class A directors and propose other business to be considered at a meeting only if the nomination or proposal is received not less than 90 days and not more than 120 days before the first anniversary of the preceding annual meeting or, if the meeting is more than 30 days before or 60 days after such anniversary, not earlier than 120 days before the meeting and not later than the later of 90 days before the meeting or 10 days following the public announcement of the meeting. The procedures provided in Dynegy’s bylaws do not apply to the nominations of Dynegy’s Class B directors, who are nominated by Chevron, which owns 100% of the outstanding shares of Dynegy’s Class B common stock.

New Dynegy. New Dynegy’s Bylaws require advance notice of stockholder nominations of directors or other proposals only from holders of New Dynegy’s Class A common stock. In general, holders of New Dynegy’s Class A common stock may nominate persons for election to the board of directors only as the Class A Directors and propose other business to be considered at an annual meeting only if the nomination or proposal is received not less than 90 days and not more than 120 days before the anniversary of the preceding year’s annual meeting. To submit a nomination or make a proposal at a special meeting, stockholders must provide notice not earlier than 120 days before the meeting and not later than the later of 90 days before such meeting or 10 days following the day on which the meeting is publicly announced. New Dynegy’s Class B Directors will be nominated by the holders of New Dynegy’s Class B common stock.

Charter Amendments

Dynegy. Under the IBCA, except for enumerated matters which can be amended by majority director vote alone (removing the names and addresses of initial directors and the registered agent, altering par value, splitting shares, minor corporate name changes, reducing authorized shares and restating articles as amended), amendments to the articles of incorporation require a resolution of the board of directors submitting the amendment to a vote of shareholders and the approval of shareholders holding two-thirds of the voting power of the corporation, except in cases specified in the IBCA where class voting is required, in which case, approval of two-thirds of the voting power of each such class is required. The articles of incorporation may provide for a lower vote (but not less than a majority of the outstanding shares entitled to vote on the matter) or a higher vote. Dynegy’s articles of incorporation provide that any amendment affecting the voting rights of Dynegy’s Class A and Class B common stock must be approved by two-thirds of the outstanding shares of Dynegy’s Class B common stock voting as a separate class, and a majority of the shares of Dynegy’s Class A and Class B common stock voting together as a single class.

New Dynegy. To amend the certificate of incorporation, the DGCL generally requires board approval and the affirmative vote of the holders of a majority of the outstanding stock entitled to vote and, in some circumstances, a separate vote by class or series of each such class or series affected by the amendment. New Dynegy’s Certificate of Incorporation also provides that any amendment affecting the voting rights of New Dynegy’s Class A and Class B common stock must be approved by a majority of the outstanding shares of New Dynegy’s Class B common stock voting as a separate class, and a majority of the shares of New Dynegy’s Class A and Class B common stock voting together as a single class.

Therefore, upon the completion of the Merger and the reincorporation, in effect, of Dynegy from Illinois to Delaware and the resulting application of the DGCL in lieu of the IBCA, amendments to New Dynegy’s Certificate of Incorporation, including amendments affecting the voting rights of New Dynegy’s Class A and Class B common stock, will require only a majority vote of New Dynegy’s stockholders, as compared to the two-thirds “super-majority” vote generally required under the IBCA with respect to amendments to Dynegy’s articles of incorporation.

Amendments to Bylaws

Dynegy. The IBCA provides that both the board of directors and the shareholders have the power to alter or amend the corporation’s bylaws, except that no bylaw adopted by shareholder action may be altered or amended by the board of directors if the bylaws so provide (as Dynegy’s do, with certain exceptions) and unless the power is reserved to the shareholders by the corporation’s articles of incorporation. Dynegy’s bylaws may be altered, amended or repealed by either shareholders or the board of directors. Certain provisions that affect the holders of Dynegy’s Class B common stock, however, may not be amended except upon the approval of a majority of Dynegy’s Class B directors and a majority of the entire board.

New Dynegy. Under Delaware law, bylaws may be adopted, amended or repealed by holders of a majority of the voting power of the outstanding capital stock. A corporation may, in its certificate of incorporation, confer this power upon the directors, but it may not eliminate or limit the stockholders’ power. Subject to New Dynegy’s Certificate of Incorporation, New Dynegy’s Bylaws may be adopted, amended or repealed by New Dynegy’s board, provided that no amendment or repeal of certain provisions of New Dynegy’s Bylaws (or the adoption of any provision of New Dynegy’s Bylaws which would substantially and adversely affect the rights of the holders of New Dynegy’s Class B common stock) will be effective unless approved by a majority of the Class B Directors and a majority of the directors in office. Subject to the provisions of New Dynegy’s Certificate of Incorporation, New Dynegy’s Bylaws may also be altered, amended or repealed by New Dynegy’s stockholders.

Mergers and Major Transactions

The DGCL generally requires the holders of a majority of the outstanding voting shares of the acquiring and target corporations to approve statutory mergers. The IBCA generally requires two-thirds of the outstanding voting shares (and, in some cases, two-thirds of the outstanding voting shares of each class) to approve most major transactions, unless the approval is reduced to as low as a simple majority or increased as provided in the articles of incorporation. Both of the DGCL and IBCA do not require a shareholder vote of the surviving corporation in a merger (unless the corporation’s charter provides otherwise) if:

•	the merger agreement does not amend in any respect the charter of such surviving corporation;

•	each share of stock of such surviving corporation outstanding before the merger has the identical rights after the merger; and

•	the number of shares of common stock to be issued by the surviving corporation does not exceed 20% of the number of shares outstanding immediately before the merger.

Dynegy. Dynegy’s articles of incorporation require the affirmative vote of two-thirds of the shares of Dynegy Class A and Class B common stock outstanding, voting as a single class, to approve mergers, consolidations, reorganizations, dispositions of all or substantially all of Dynegy’s assets or sales of assets requiring shareholder approval under the IBCA. See “The Special Meeting—Vote Required.” In addition, under Dynegy’s bylaws, as long as any shares of Dynegy’s Class B common stock are outstanding, Dynegy’s Class B directors may block certain major transactions, including mergers or consolidations, which would result in the payment or receipt of consideration having a fair market value exceeding the greater of (i) $1 billion or (ii) one-quarter of Dynegy’s market capitalization.

New Dynegy. Pursuant to the DGCL, the affirmative vote of a majority of the shares of New Dynegy’s Class A and Class B common stock outstanding, voting as a single class, will generally be required to approve mergers, consolidations, reorganizations, dispositions of all or substantially all of New Dynegy’s assets or sales of assets requiring stockholder approval under the DGCL. Therefore, upon the completion of the Merger and the reincorporation, in effect, of Dynegy from Illinois to Delaware and the resulting application of the DGCL and New Dynegy’s Certificate of Incorporation in lieu of the IBCA and Dynegy’s articles of incorporation, mergers, consolidations, reorganizations, dispositions of all or substantially all of New Dynegy’s assets and sales of assets requiring stockholder approval will require only a majority vote of New Dynegy’s stockholders, as compared to the two-thirds “super-majority” vote generally required under the IBCA with respect to such transactions.

The DGCL generally does not require class voting, except in certain transactions involving an amendment to the certificate of incorporation that adversely affects a specific class of shares. However, New Dynegy’s Certificate of Incorporation requires the affirmative vote of a majority of the shares of New Dynegy’s Class A common stock, voting as a separate class, and the affirmative vote of a majority of all shares of New Dynegy’s common stock outstanding, voting as a single class, to adopt any agreement of merger or consolidation if a party to such agreement is a member of the LS Control Group. In addition, New Dynegy’s Bylaws provide certain blocking rights to New Dynegy’s Class B Directors. For a more detailed discussion, see “—Blocking Rights.”

Interested Director Transactions

Under both Delaware and Illinois law, certain contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met.

Under Illinois law, if a transaction is “fair” when authorized, approved or ratified, then the fact that a director has an interest in the transaction is not grounds for invalidating the transaction or the interested director’s vote regarding such transaction. In any proceeding relating to such a transaction, the person asserting its validity will have the burden of proof unless, after full disclosure of such director’s interest:

•	a majority of the disinterested directors approved the transaction; or

•	such transaction was approved by the shareholders without counting the votes of any shareholder who is an interested director.

Under Delaware law, either:

•	the stockholders or the disinterested members of the board of directors must approve any such contract or transaction after full disclosure of the material facts; or

•	the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Blocking Rights

Dynegy. As long as any shares of Dynegy’s Class B common stock are outstanding and the holders of Dynegy’s Class B common stock have not terminated their rights to block certain actions, Dynegy may not take any of the following actions if all Class B directors of Dynegy present at the meeting where such action is considered vote against such action:

•

amendments to certain provisions of Dynegy’s articles of incorporation or bylaws affecting the voting rights of Dynegy’s Class A and Class B common stock and the rights of Class B directors, or adoption of any provision of Dynegy’s articles of incorporation or bylaws which would substantially and adversely affect the rights of the holders of Dynegy’s Class B common stock; and

•

certain material transactions of Dynegy, such as authorization of new shares of any stock of Dynegy or any merger, consolidation, joint venture, liquidation, dissolution or bankruptcy, the aggregate consideration for which exceeds the greater of $1 billion or one-quarter of Dynegy’s market capitalization.

New Dynegy. At any time when the holders of New Dynegy’s Class B common stock collectively own 15% or more of the total combined voting power of New Dynegy’s outstanding voting securities, New Dynegy and its subsidiaries and affiliates may not take any of the following actions if all of the Class B Directors present at the meeting where such action is considered vote against such action:

•

any amendment to New Dynegy’s Certificate of Incorporation or Bylaws, or adoption of any provision of New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws, after the date of the initial adoption of New Dynegy’s Bylaws;

•

any merger or consolidation of New Dynegy, any disposition of assets or businesses of New Dynegy or any of its subsidiaries or affiliates where such sale has an aggregate fair market value in excess of $350 million, any acquisition, binding capital commitment, guarantee or investment (other than guarantees of obligations or investments in wholly owned subsidiaries) by New Dynegy and its subsidiaries and affiliates, the aggregate amount, asset value or consideration for which is in excess of $350 million, or any joint venture involving New Dynegy or any of its subsidiaries or affiliates where the assets to be contributed by New Dynegy and its subsidiaries, at the time of the binding commitment to contribute or form such joint venture is entered into, have a fair market value in excess of $350 million;

•

payment of dividends or similar distributions by New Dynegy or any change in policies regarding dividends or similar distributions, other than dividends or distributions made in the form of (i) cash; provided that at the time of declaration of such dividend, New Dynegy has received an indicative rating that, after giving effect to such dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from S&P and Ba3 (with stable outlook) or better from Moody’s , or (ii) New Dynegy’s common stock;

•

engagement of New Dynegy or its subsidiaries or affiliates in any business other than its existing lines of business as of the date of the initial adoption of New Dynegy’s Bylaws and lines of business reasonably related thereto;

•

any liquidation or dissolution of New Dynegy, or bankruptcy with respect to New Dynegy or any of its subsidiaries or affiliates (other than any such event involving a subsidiary having an asset value of less than $50 million);

•

issuance of (i) any shares of New Dynegy’s Class A common stock (including options, warrants, convertible securities and other rights to subscribe for any shares of New Dynegy’s Class A common stock) in any transaction the aggregate consideration for which is in excess of $500 million, or (ii) any shares of New Dynegy’s Class B common stock or any new series of common stock or preferred stock of New Dynegy (including options, warrants, convertible securities and other rights to subscribe for any shares of New Dynegy’s Class B common stock or any such new series of common stock or preferred stock);

•	incurrence of any indebtedness by New Dynegy or any of its subsidiaries or affiliates that exceeds $500 million in the aggregate, except certain refinances;

•	hiring, or terminating the employment of, the chief executive officer, other than Bruce A. Williamson;

•

other than any joint venture arrangements with a holder of New Dynegy’s Class B common stock or an affiliate thereof, entering into any agreement or other action which purports to or in fact limits the activities which may be conducted by any holders of New Dynegy’s Class B common stock or any of its affiliates; and

•

any other transaction (or series of related transactions) that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by New Dynegy and its subsidiaries or affiliates having a fair market value in excess of $350 million.

Transfer Restrictions

Dynegy. Dynegy’s Class B common stock may only be held by Chevron or Chevron’s affiliate (each, a “Dynegy Class B Holder”). All shares of Dynegy’s Class B common stock transferred to any person other than a Dynegy Class B Holder will automatically convert into shares of Dynegy’s Class A common stock. With respect to a Dynegy Class B Holder which holds shares by virtue of its status as an affiliate of Chevron, the subsequent loss of affiliate status will result in the automatic conversion of all of its shares of Dynegy’s Class B common stock into shares of Dynegy’s Class A common stock unless its shares of Dynegy’s Class B common stock are transferred to another Dynegy Class B Holder.

New Dynegy. If any holder of shares of New Dynegy’s Class B common stock purports to transfer such shares, then such shares will automatically convert to shares of New Dynegy’s Class A common stock, unless the transfer is made to one or more of a limited number of permitted transferees. Permitted transferees include other parties who were holders of shares of New Dynegy’s Class B common stock as of September 14, 2006 and certain affiliates, directors or officers of such persons. With respect to a holder of shares of New Dynegy’s Class B common stock, which holds shares by virtue of its status as a member of the LS Control Group, the subsequent loss of such status will result in the automatic conversion of all of its shares of New Dynegy’s Class B common stock into shares of New Dynegy’s Class A common stock unless its shares of New Dynegy’s Class B common stock are transferred to another permitted transferee.

Dissenters’ Rights; Appraisal Rights

Dynegy. Under the IBCA, shareholders of an Illinois corporation have dissenters’ rights entitling a shareholder to dissent from certain mergers, sales of assets or other specified corporate acts, described below, in order to obtain the corporation’s assessment of the “fair value” of such shareholder’s shares and to proceed with an action seeking the difference between the shareholder’s estimate of fair value and interest due and the amount of the “fair value” payment by the corporation. Under Illinois law, dissenters’ rights are available only in the event of any of the following corporate transactions:

•

completion of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if shareholder authorization is required for such merger, consolidation or share exchange or the corporation is a 90% or more owned subsidiary that is merged with its parent or another subsidiary;

•	completion of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

•	an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares; or

•

any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, bylaws or a resolution of the board of directors of the corporation provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures of the IBCA.

Dynegy’s articles of incorporation and bylaws do not grant any additional dissenters’ rights. To exercise dissenters’ rights, among other procedural requirements, a shareholder must submit a written demand to the corporation prior to the taking of the vote on the matter giving rise to dissenters’ rights and must not vote in favor of the action from which the shareholder dissents. In the Merger, holders of Dynegy shares will be entitled to dissenters’ rights. See “The Merger—Rights of Dynegy’s Shareholders Dissenting from the Merger Agreement and Merger Proposal.”

New Dynegy. Under the DGCL, a stockholder of a corporation participating in certain merger transactions may, under varying circumstances, be entitled to dissenters’ rights pursuant to which such stockholder may receive payment of the fair value of his shares instead of the consideration he would otherwise receive in the merger. Under the DGCL, such dissenters’ rights are only available in connection with certain mergers and are thus not available:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation;

•

with respect to a merger or consolidation by a corporation, the shares of which are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or are held of record by more than 2,000 holders, if the stockholders are not required to receive anything other than shares of the surviving corporation (or depository receipts in respect thereof) or shares of stock (or depository receipts in respect thereof) of any other corporation that are listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by more than 2,000 holders, or cash instead of fractional shares; or

•	to stockholders of a corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.

Because New Dynegy’s common stock will be listed on the NYSE, if holders of New Dynegy’s common stock are not required to accept cash as the consideration to be received in a merger, New Dynegy’s stockholders will not be entitled to appraisal rights under the DGCL.

Anti-Takeover Provisions

Section 203 of the DGCL and Section 11.75 of the IBCA prohibit corporations from engaging in a “business combination” with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.

With certain exceptions, under Section 203 of the DGCL and Section 11.75 of the IBCA an interested shareholder is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

For purposes of Section 203 of the DGCL and Section 11.75 of the IBCA, the term “business combination” is defined broadly to include, among other things, mergers with or, in some cases, caused by the interested shareholder, sales or other dispositions to the interested shareholder (except proportionately with the corporation’s other shareholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock, the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested shareholder (with certain exceptions), or receipt by the interested shareholder (except proportionately as a shareholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year prohibition imposed on business combinations by Section 203 of the DGCL or Section 11.75 of the IBCA does not apply if:

•

before the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•	the interested shareholder owns 85% of the corporation’s voting stock (excluding certain shares) upon completion of the transaction that made him an interested shareholder; or

•

on or after the date such person becomes an interested shareholder, the board approves the business combination and it is also approved at a shareholder meeting by 66 2/3% of the voting stock not owned by the interested shareholder.

Section 7.85 of the IBCA provides extra protection to corporations subject to the reporting requirements of the Exchange Act, for “business combinations” with an “interested shareholder” (defined similarly to the definition in Section 11.75) transactions. Section 7.85 of the IBCA requires the approval of holders of at least 80% of the combined voting power of the then outstanding shares of all classes of the corporation’s capital stock entitled to vote in the election of directors and the approval of a majority of the voting shares held by disinterested shareholders. The higher voting requirements are not required if certain procedural and price requirements are met or if the business combination is approved by at least two-thirds of the “disinterested directors.” Disinterested directors are directors who are not associated with the interested shareholder, were members of the board of directors prior to the time the interested shareholder became an interested shareholder or were recommended by a majority of the disinterested directors to succeed a disinterested director, and were not nominated by an interested shareholder or its affiliates.

Dynegy. An Illinois corporation may elect not to be governed by Sections 7.85 and 11.75 of the IBCA in its articles of incorporation or bylaws. Dynegy did not make this election. In addition, Dynegy may adopt a shareholder rights plan by issuing preferred stock with special voting rights and/or dividends made in the form of Dynegy’s common stock, which may delay or prevent a change of control. However, the second amended and restated shareholder agreement, dated as of May 26, 2006, by and between Dynegy and Chevron, prohibits Dynegy from adopting a shareholder rights plan, “poison pill” or similar device that prevents Chevron from exercising its rights to acquire shares of Dynegy’s common stock or from disposing of Chevron’s shares when required by Dynegy.

New Dynegy. Delaware corporations may elect not to be governed by Section 203. New Dynegy has not made this election. Like Dynegy, New Dynegy may adopt stockholder rights plans by issuing preferred stock with special voting rights and/or dividends made in the form of New Dynegy’s common stock, which may delay or prevent a change of control. However, the Shareholder Agreement prohibits New Dynegy from adopting a stockholder rights plan, “poison pill” or similar device that prevents the LS Shareholders (as defined on page 171) from exercising their rights under the Shareholder Agreement, New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws.

Dissolution

Dynegy. Under the IBCA, upon adoption of a board of directors resolution submitting a dissolution proposal to shareholders, or in the event that the board of directors fails to submit a dissolution proposal to shareholders for more than one year after being requested to do so by the holders or more than one-fifth of the shares entitled to vote on dissolution, shareholders holding at least two-thirds of the total voting power (or such lesser percentage not less than a simple majority or such greater number as may be provided in the articles of incorporation) may authorize a corporation’s dissolution. Dynegy’s articles of incorporation do not provide for any greater or lesser percentage.

New Dynegy. Under the DGCL, unless the board of directors approves a proposal to dissolve the corporation, the dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initially approved by the board of directors may it be approved by a simple majority of the corporation’s stockholders. Delaware law allows a corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. New Dynegy’s Certificate of Incorporation does not contain a supermajority voting requirement.

Shareholder Derivative Suits

Dynegy. Illinois law provides that a shareholder bringing a derivative action on behalf of a corporation must have been a shareholder at the time of the transaction in question, provided that a shareholder not meeting that requirement may be permitted in the discretion of the court to bring the action if such shareholder can prove that he acquired the shares prior to disclosure of the wrongdoing complained of by the shareholder.

New Dynegy. Under Delaware law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the transaction in question or he was granted such stock thereafter by operation of law.

Waiver of Corporate Opportunity Doctrine

Dynegy. The IBCA does not expressly prohibit a corporation from renouncing in its articles of incorporation any interest, expectancy or opportunity to participate in specified business opportunities that are presented to the corporation or its officers, directors or shareholders, although the IBCA does prohibit provisions eliminating or limiting a director’s liability for breach of his duty of loyalty to the corporation and its shareholders. Dynegy’s articles of incorporation do not waive such corporate opportunities.

New Dynegy. The DGCL expressly permits a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest, expectancy or opportunity to participate in specified business opportunities that are presented to the corporation or its officers, directors or stockholders. In New Dynegy’s Certificate of Incorporation, New Dynegy waives any interest or expectancy in business opportunities that may be presented to members of the LS Control Group or any of their officers, directors, agents, stockholders and affiliates (other than New Dynegy and its subsidiaries) to the fullest extent permitted by the DGCL.

LEGAL MATTERS

The validity of New Dynegy’s common stock to be offered by this proxy statement/prospectus has been passed upon for New Dynegy by Akin Gump Strauss Hauer & Feld LLP. The LS Contributing Entities have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Dynegy Inc., incorporated in this proxy statement/prospectus by reference to Dynegy Inc.’s Annual Report on Form 10-K/A Amendment No. 1 for the year ended December 31, 2005, have been so incorporated in reliance on the report (which contains explanatory paragraphs that emphasize Dynegy’s substantial litigation and restatement of its consolidated financial statements as described in the Restatement and Explanatory Notes to the consolidated financial statements and which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of West Coast Power LLC incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K/A Amendment No. 1 of Dynegy Inc. for the year ended December 31, 2005, have been so incorporated in reliance on the report (which contains an explanatory paragraph that emphasizes West Coast Power LLC’s substantial litigation) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005 and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

Dynegy 2007 Annual Meeting of Shareholders

Dynegy expects that its 2007 annual meeting of shareholders will be held only if the Merger is not completed. For a shareholder proposal to be included in the proxy statement for Dynegy’s 2007 annual meeting of shareholders (if held), under the rules of the SEC, the proposal must have been received by Dynegy’s Secretary at Dynegy’s principal executive offices on or before December 4, 2006.

If a Dynegy shareholder wishes to introduce a director nominee or other item of business for consideration at Dynegy’s 2007 annual meeting of shareholders (if held), the shareholder must comply with the procedures specified in Dynegy’s bylaws, as permitted by the rules of the SEC. These procedures require that director nominations or other items of business to be introduced at an annual meeting of shareholders must be submitted in writing to Dynegy’s Secretary at Dynegy’s principal executive offices. Pursuant to these procedures, Dynegy must receive notice of a shareholder’s intention to introduce a nomination or proposed item of business at Dynegy’s 2007 annual meeting of shareholders:

•

not later than the close of business on February 16, 2007, nor earlier than the close of business on January 17, 2007, if the 2007 annual meeting of shareholders is held within 30 days before or 60 days after the anniversary date (May 17, 2007) of Dynegy’s 2006 annual meeting of shareholders; or

•

not earlier than 120 days prior to such annual meeting and not later than 90 days prior to such annual meeting or the tenth day following the public announcement of the meeting date, if Dynegy’s 2007 annual meeting of shareholders is not held within 30 days before or 60 days after the anniversary date (May 17, 2007) of this year’s meeting.

New Dynegy 2007 Annual Meeting of Stockholders

If the Merger is completed, it is expected that New Dynegy’s 2007 annual meeting of stockholders will be held in              2007. For a stockholder proposal to be included in the proxy statement for New Dynegy’s 2007 annual meeting of stockholders (if held), the proposal must be received by New Dynegy at its principal executive offices no later than                 , 2007.

If a New Dynegy stockholder wishes to introduce a director nominee or other item of business for consideration at New Dynegy’s 2007 annual meeting of stockholders (if held), the stockholder must comply with the procedures specified in New Dynegy’s Bylaws, as permitted by the rules of the SEC. These procedures require that director nominations or other items of business to be introduced at an annual meeting of stockholders must be submitted in writing to New Dynegy’s Secretary at New Dynegy’s principal executive offices. Pursuant to these procedures, New Dynegy must receive notice of a stockholder’s intention to introduce a nomination or proposed item of business at New Dynegy’s 2007 annual meeting of stockholders not later than the close of business on                 , 2007, nor earlier than the close of business on                 , 2007.

WHERE YOU CAN FIND MORE INFORMATION

Dynegy files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Dynegy files at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov and by Dynegy at http://www.dynegy.com.

New Dynegy filed a registration statement on Form S-4 to register with the SEC New Dynegy’s Class A common stock that New Dynegy will issue to Dynegy’s shareholders in the Merger. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of New Dynegy in addition to being a proxy statement for Dynegy for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

If you are a shareholder of Dynegy, you can obtain copies of Dynegy’s annual and quarterly reports from Dynegy or the SEC. These documents are available from us without charge, excluding all exhibits. Shareholders may obtain reports of Dynegy by requesting them in writing from Dynegy at the following address:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, TX 77002

(713) 507-6400

Attention: Investor Relations Department

If you would like to request documents from Dynegy, please do so by March 22, 2007 so that you may receive them before the special meeting.

You should rely only on the information contained in this proxy statement/prospectus to vote on the proposal submitted by the Dynegy Board. Dynegy has not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated February     , 2007. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to Dynegy’s shareholders nor the issuance of New Dynegy’s Class A common stock in the Merger shall create any implication to the contrary.

Dynegy provided all of the information contained in this proxy statement/prospectus with respect to Dynegy and New Dynegy, and the LS Contributing Entities provided all of the information contained in this proxy statement/prospectus with respect to the LS Contributing Entities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows Dynegy to “incorporate by reference” business and financial information that is not included in or delivered with this proxy statement/prospectus, which means that Dynegy can disclose important information to you by referring to another document filed separately with the SEC. The Dynegy information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. Dynegy incorporates by reference the documents listed below and all documents Dynegy subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K).

This proxy statement/prospectus incorporates by reference the documents set forth below:

•	Dynegy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed on March 15, 2006;

•	Dynegy’s Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 filed on May 1, 2006;

•	Dynegy’s Proxy Statement for its 2006 Annual Meeting of Shareholders dated April 3, 2006;

•	Dynegy’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 filed on May 10, 2006; June 30, 2006 filed on August 10, 2006; and September 30, 2006 filed on November 8, 2006;

•

Dynegy’s Current Reports on Form 8-K filed with the SEC on January 6, 2006, March 9, 2006, March 16, 2006, March 17, 2006, March 29, 2006, March 30, 2006 (as amended April 3, 2006), April 12, 2006, April 20, 2006, April 21, 2006, May 1, 2006, May 2, 2006, May 16, 2006, May 22, 2006, May 25, 2006, June 1, 2006, June 15, 2006, July 24, 2006, September 15, 2006, September 18, 2006, September 19, 2006 (two Forms 8-K filed), September 25, 2006, September 27, 2006, October 6, 2006, October 10, 2006, November 8, 2006, November 13, 2006 (two Forms 8-K filed), November 15, 2006, November 28, 2006, December 4, 2006, December 13, 2006, December 15, 2006, January 23, 2007, January 25, 2007, February 2, 2007 and February 6, 2007; and

•

The description of Dynegy’s common stock set forth in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on February 2, 2000, as amended January 16, 2004 and March 15, 2006.

Dynegy is also incorporating by reference additional documents that may be filed with the SEC between the date of the filing of this proxy statement/prospectus and the date of the special meeting.

You can obtain any of the Dynegy documents listed above from Dynegy or the SEC. Documents listed above are available from Dynegy without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this proxy statement/prospectus. Holders of this proxy statement/prospectus may obtain documents listed above by requesting them upon written or oral request from us at the following address:

Dynegy Inc.

1000 Louisiana Street, Suite 5800

Houston, TX 77002

(713) 507-6400

Attention: Investor Relations Department

GLOSSARY OF POWER INDUSTRY TERMS

AC	Alternating current. An electric current that reverses its direction of flow regularly.

baseload	The minimum amount of electric power delivered or required over a given period of time at a steady rate.

baseload facility	An electric generation facility that operates nearly continuously.

bilateral contract	A direct contract between a buyer and a seller outside of a centralized power pool or power exchange.

BTU (british thermal unit)	A standard unit for measuring the quantity of heat energy equal to the quantity of heat required to raise the temperature of 1 pound of water by 1 degree Fahrenheit.

CAISO	The California Independent System Operator.

capacity	The maximum load for which a generating unit, generating station, or other electrical apparatus is rated either by the manufacturer or by utilizing standard testing methods.

combined cycle	An electric generating technology in which electricity is produced from otherwise lost waste heat exiting from one or more gas (combustion) turbines. The exiting heat is routed to a conventional boiler or to a heat recovery steam generator for utilization by a steam turbine in the production of electricity. This process increases the efficiency of the electric generating unit.

control area	Can be comprised of one or several contiguous utilities. The primary responsibility is to ensure that power generation and loads are always in balance. Control areas maintain an interchange schedule with other control areas and regulate and stabilize AC frequency across the interconnections with those other control areas.

cooling tower	A heat exchanger designed to aid in the cooling of water that was used to cool exhaust steam exiting the turbines of a power plant. Cooling towers transfer exhaust heat into the air instead of into a body of water.

cost-of-service rates	The compensation or payment a generator receives from a utility or ISO for providing dispatch services based on the costs of maintaining, managing and operating the generator’s plant.

dispatch type	A baseload, intermediate or peaking facility.

dual-fuel capability	Dual-fuel capability is the ability to switch from one fuel source to another for generating energy, thus reducing dependence on any one source of supply. A facility with dual capability can switch relatively easily and quickly to a second fuel if the first fuel is either unavailable or more expensive per delivered BTU than the second fuel.

ERCOT	Electric Reliability Council of Texas.

financial contract	A contract which establishes the terms of a financial settlement (such as location, timing, amount) whereby no physical electricity, gas or other product changes ownership.

forward contract/sales	A contract which generally establishes future prices and quantities of electricity that will apply regardless of future spot market prices; forward contracts can be for physical or financial products.

generating/generation unit	Any combination of physically connected generator(s), reactor(s), boiler(s), combustion turbine(s), or other prime mover(s) operated together to produce electric power.

greenfield development project	A project that is developed from completely undeveloped sites, often an unused parcel of land. The developer acquires unimproved land and oversees all aspects of the permitting, planning, design, construction and eventual operation of the facility that will occupy the land.

grid	The interconnected layout of an electrical transmission and distribution system.

heat rate	A measure of generating thermal efficiency, generally expressed in Btu per net kilowatt-hour. It is computed by dividing the total Btu content of fuel burned for electric generation by the resulting net kilowatt-hour generation.

interconnection	Facilities that create a direct connection between two utilities, systems or control areas.

intermediate facility	An intermediate facility meets electric system requirements that are greater than baseload but less than peak load.

intermediate load	Power demand between baseload and peak demand.

ISO	Independent System Operator. An independent, federally-regulated entity that coordinates regional transmission in a non-discriminatory manner and ensures the safety and reliability of the electric system. Some ISOs may also be responsible for the central dispatch of the generation and load within the ISO footprint, which dispatch creates price points for physical and financial settlement.

ISO-NE	The New England Independent System Operator.

LMP	Locational marginal price. The energy price that is paid or received (as the case may be) at a specified point of delivery, and which takes into account congestion in the transmission in certain ISO systems. Each generation facility has it own LMP, and sometimes there are multiple LMPs at a given generation facility.

load	The electric current being transmitted or demanded.

market-based pricing	Electric service prices determined in an open market system of supply and demand under which the price is set solely by agreement as to what a buyer will pay and a seller will accept. Such prices could recover less or more than full costs, depending upon what the buyer and seller see as their relevant opportunities and risks.

MISO	The Midwest Independent System Operator.

must run units	Generating units, usually designated by an ISO, that are required to be available full time to maintain the reliability and integrity of an electric system.

megawatt (MW)	One million watts.

megawatthour (MWh)	One million watthours.

NERC	North American Electric Reliability Council. Formed by the electric utility industry in 1968 to promote the reliability and adequacy of bulk power supply in the electric utility systems of North America. NERC consists of eight Regional Reliability Councils encompassing virtually all of the power systems in the United States and Canada.

NPCC	Northeast Power Coordinating Council.

NYISO	The New York Independent System Operator.

offtake contract	A contract between a generator and a purchaser of electricity under which the purchaser agrees to buy specified amounts of electric capacity and/or energy from a specified generation facility.

outage	The period during which a generating unit, transmission line, or other facility is out of service.

peaking facility	A generating unit which, because of its cost of production, is normally operated only during periods of maximum electric demand.

peakload	The greatest amount of electric power delivered or required during a specified period of time.

PJM	PJM Interconnection. A Regional Transmission Organization (RTO) that is responsible for the central dispatch and transmission reliability in 11 states in the Midwest and Mid-Atlantic areas.

QF	Qualifying Facility. A cogeneration or small power production facility that meets certain ownership, operating, and efficiency criteria established by the FERC pursuant to the Public Utility Regulatory Policies Act.

real-time optionality	The ability to capture incremental value due to market volatility and changes in supply/demand balances on an intraday and instantaneous basis through changes in generation, fuel supply and transmission utilization.

reliability	Electric system reliability has two components--adequacy and security. Adequacy is the ability of the electric system to supply to aggregate electrical demand and energy requirements of the customers at all times, taking into account scheduled and unscheduled outages of system facilities. Security is the ability of the electric system to withstand sudden disturbances, such as electric short circuits or unanticipated loss of system facilities. The degree of reliability may be measured by the frequency, duration, and magnitude of adverse effects on consumer services.

reliability-must-run or “RMR” arrangement	A contract between an ISO and a must-run facility establishing the terms and conditions under which the facility will operate.

repowering	A means of increasing the output and efficiency of conventional thermal generating facilities. For example, adding combustion turbines to supplement or replace steam from fuel combustion used to power steam turbines.

retail market	Market in which electricity and other energy services are sold directly to the end-use customer including industrial, commercial and residential customers.

RTO	Regional Transmission Organization. An independent, federally-regulated entity that coordinates regional transmission in a non-discriminatory manner and ensures the safety and reliability of the electric system. Some RTOs may also be responsible for the central dispatch of the generation and load within the RTO footprint, which dispatch creates price points for physical and financial settlement.

SERC	Southeastern Electric Reliability Council.

simple cycle	Also known as “open cycle.” A turbine process whereby air is heated and compressed to spin the turbine; the heated air is passed through the turbine one time only.

spot market	A day-ahead or real-time market that determines the prices buyers and sellers are willing to accept near the actual delivery/consumption period.

System Resource Adequacy (RA)	A condition in which utilities or other load-serving entities have demonstrated that they have acquired sufficient resources to satisfy a forecast of future loads reliably. System Resource Adequacy capacity contracts supplied from generating units provide the required demonstration that planned resource commitments are secured to match to load forecasts.

turbine	A machine for generating rotary mechanical power from the energy of a stream of fluid (such as water, steam, or hot gas). Turbines convert the kinetic energy of fluids to mechanical energy through the principles of impulse and reaction, or a mixture of the two.

unforced capacity (UCAP)	An amount of capacity that a generator is allowed to sell, which is calculated based upon the generator’s tested capability adjusted for the generator’s forced outage rate.

Variable operations and maintenance (VOM) reimbursement	Payment of incremental costs associated with the production of MW. The reimbursement amount may be based upon actual costs or a contractually defined amount per MWh.

WECC	Western Electricity Coordinating Council.

wholesale market	Market in which electricity and other energy services are bought and sold between market participants, utilities, non-utility generators and power marketers, as opposed to sales to the end-use customers.

INDEX TO FINANCIAL STATEMENT S

Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates

Combined Balance Sheets as of September 30, 2006 and December 31, 2005	F-2

Combined Statements of Operations for the Nine Months Ended September 30, 2006 and 2005	F-3

Combined Statements of Owners’ Equity and Comprehensive Income (Loss) as of September 30, 2006, December 31, 2005 and December 31, 2004	F-4

Combined Statements of Cash Flows for the Nine Months Ended September 30, 2006 and 2005	F-5

Notes to Unaudited Combined Financial Statements	F-6

Audited and Unaudited Combined Financial Statements of the Power Generation Business of LS Power Development, LLC and Affiliates

Independent Auditors’ Report	F-33

Combined Balance Sheets as of December 31, 2005 (audited) and 2004 (unaudited)	F-34

Combined Statements of Operations for the Year Ended December 31, 2005 (audited) and the Period from December 1, 2004 through December 31, 2004 (unaudited)	F-35

Combined Statements of Owners’ Equity and Comprehensive Loss as of the Year Ended December 31, 2005 (audited) and the Period from December 1, 2004 through December 31, 2004 (unaudited)	F-36

Combined Statements of Cash Flows for the Year Ended December 31, 2005 (audited) and the Period from December 1, 2004 through December 31, 2004 (unaudited)	F-37

Notes to Audited and Unaudited Combined Financial Statements	F-38

Unaudited Predecessor Combined Financial Statements of LSP-Kendall Energy, LLC and LSP Equipment, LLC

Predecessor Combined Balance Sheets as of November 30, 2004, December 31, 2003 and December 6, 2003	F-57

Predecessor Combined Statements of Operations for the Periods from January 1, 2004 through November 30, 2004, from December 6, 2003 to December 31, 2003 and from January 1, 2003 to December 5, 2003	F-58

Predecessor Combined Statements of Member’s Equity and Comprehensive Income (Loss) as of November 30, 2004, December 31, 2003 and December 5, 2003	F-59

Predecessor Combined Statements of Cash Flows for the Periods from January 1, 2004 through November 30, 2004, from December 6, 2003 to December 31, 2003 and from January 1, 2003 to December 5, 2003	F-60

Notes to Unaudited Combined Financial Statements	F-61

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Balance Sheets

(Unaudited)

(In thousands of dollars)

	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$49,359	$3,892
Restricted cash	212,649	29,751
Accounts receivable-trade, net of allowance for doubtful accounts of $700 and $436, respectively	44,298	8,082
Accounts receivable-other	1,558	654
Inventory	35,452	5,184
Prepaid expenses	10,799	2,092
Derivative instruments	51,481	—
Other current assets	295	296

Total current assets	405,891	49,951

Property, plant, and equipment, net	2,145,383	349,329
Acquired intangible assets, net	274,634	253,847
Goodwill	6,556	—
Derivative instruments	12,444	—
Restricted cash	288,284	—
Other non-current assets	71,523	1,255
Deferred income taxes	2,569	—
Deferred financing costs, net	64,667	10,175

Total assets	$3,271,951	$664,557

Liabilities and Owners’ Equity
Current liabilities:
Current portion of long-term debt	$30,550	$19,835
Short-term debt	—	125,000
Notes payable-affiliate, including accrued interest	1,449	—
Accounts payable	17,336	2,911
Accounts payable-affiliate	385	1,640
Accrued interest payable	611	811
Accrued expenses	55,371	7,412
Income taxes payable	6,187	—
Deferred revenue	8,881	—

Total current liabilities	120,770	157,609

Long-term debt	2,171,945	401,110
Bonds payable	100,000	—
Notes payable-affiliate, including accrued interest	2,262	1,376
Derivative instruments	63,428	95
Asset retirement obligations	31,386	—
Other long-term liabilities	28,175	11,666

Total liabilities	2,517,966	571,856

Commitments and contingencies (notes 7 and 14)
Minority interest	5,287	—
Owners’ equity
Ownership interests	791,933	167,891
Accumulated other comprehensive loss	(7,786)	(95)
Accumulated deficit	(35,449)	(75,095)

Total owners’ equity	748,698	92,701

Total liabilities and owners’ equity	$3,271,951	$664,557

See accompanying notes to unaudited combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Operations

(Unaudited)

(In thousands of dollars)

	Nine Months Ended September 30,
	2006	2005
Energy and capacity revenues	$650,825	$53,658
Ancillary revenues	14,421	—

Total revenues	665,246	53,658

Operating expenses:
Fuel and operations and maintenance expenses	506,686	34,625
Depreciation	33,062	3,512
Project development expenses	14,090	9,269
General and administrative expenses	17,919	2,040

Total operating expenses	571,757	49,446

Income from operations	93,489	4,212
Interest expense and amortization of deferred financing costs	(105,027)	(33,725)
Interest income	15,003	693
Other income, net	33,830	12,119
Minority interest	5,969	—

Income (loss) before income taxes	43,264	(16,701)
Income tax expense	(3,618)	—

Net income (loss)	$39,646	$(16,701)

See accompanying notes to unaudited combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Owners’ Equity and Comprehensive Income (Loss)

(Unaudited)

(In thousands of dollars)

	Owners’ interests	Accumulated deficit	Accumulated other comprehensive loss	Total owners’ equity (deficit)
Balances at December 31, 2004	$26,370	$(25,882)	$—	$488
Net loss	—	(49,213)	—	(49,213)
Change in unrealized loss on derivatives	—	—	(95)	(95)

Total comprehensive loss				(49,308)
Distributions	(144,939)	—	—	(144,939)
Capital contributions	286,460	—	—	286,460

Balances at December 31, 2005	167,891	(75,095)	(95)	92,701
Net income	—	39,646	—	39,646
Change in unrealized loss on derivatives	—	—	(7,691)	(7,691)

Total comprehensive income				31,955
Distributions	(95,235)	—	—	(95,235)
Capital contributions	719,277	—	—	719,277

Balances at September 30, 2006	$791,933	$(35,449)	$(7,786)	$748,698

See accompanying notes to unaudited combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Cash Flows

(Unaudited)

(In thousands of dollars)

	Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net income (loss)	$39,646	$(16,701)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Increase in accrued interest income receivable on deposits for electrical transmission service	(166)	(47)
Non cash interest expense	599	—
Depreciation	33,062	3,512
Deferred income taxes	(2,569)	—
Amortization of intangible assets	27,654	21,894
Amortization of debt discount	—	12,118
Amortization of deferred financing costs	4,281	—
Write-off of deferred financing costs	766	—
Bad debt expense	2,336	—
Gain on sale of assets	(35,258)	—
Unrealized gain on derivative instruments	(8,282)	(8,032)
Accretion of asset retirement obligations	1,550	—
Minority interest in net income of subsidiary	(5,969)	—
Change in assets and liabilities net of effects from business combinations:
Increase in accounts receivable-trade	(17,684)	(1,957)
Increase in accounts receivable-other	(977)	—
Increase in inventory	(881)	(206)
Increase in prepaid expenses	(6,384)	(196)
Decrease in other current assets	23	14
Decrease (increase) in other non-current assets	788	(111)
(Decrease) increase in accounts payable	(9,857)	1,195
(Decrease) increase in accounts payable-affiliates	(1,253)	135
(Decrease) increase in accrued interest payable	(444)	86
Decrease in accrued expenses	(946)	(1,590)
Increase in income taxes payable	6,187	—
Increase in other liabilities	2,405	—
Increase in deferred revenue	8,881	—
Decrease in other long-term liabilities	(528)	(528)

Cash provided by operating activities	36,980	9,586

Cash flows from investing activities:
Acquisition of assets and liabilities assumed, net of cash acquired	(1,717,173)	—
Capital expenditures	(3,496)	(89)
Purchases of land	(5,382)	—
Proceeds from sale of assets	41,965	—
Payments on construction in progress	(69,212)	—
Deposits for electrical transmission service	(2,245)	—
Change in restricted cash	(471,182)	7,921

Cash provided by (used in) investing activities	(2,226,725)	7,832

Cash flows from financing activities:
Principal payments on long-term debt	(163,628)	(25,626)
Principal payments on short-term debt	(214,000)	—
Debt issuance costs and deferred financing costs	(60,277)	—
Proceeds from issuance of long-term debt	1,887,450
Proceeds from issuance of working capital loans	89,000	—
Proceeds from issuance of affiliate loans	2,169	—
Proceeds from issuance of bonds	100,000	—
Premium payment on option contract	(40,800)	—
Proceeds from minority interest	11,256	—
Capital contributions	719,277	9,189
Distributions	(95,235)	(775)

Cash provided by (used in) financing activities	2,235,212	(17,212)

Increase in cash and cash equivalents	45,467	206
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	3,892	120

Cash and cash equivalents, end period	$49,359	$326

Supplemental disclosure of cash flow information:
Cash paid for interest	$93,370	$21,521

See accompanying notes to unaudited combined financial statements.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

(1)	Basis of Presentation and Organization

LS Power Development, LLC and affiliates (the “LS Power Group”) is a group of integrated development, investment and management companies focusing on the power generation industry. LS Power Development, LLC (“Development”), a Delaware limited liability company, is the general partner of LS Power Associates, LP (“LS Associates”), a Delaware limited partnership, through which the LS Power Group develops, manages and invests in power generation projects. In addition, Development is the general partner of LS Power Partners, L.P. (“LS Power”), a Delaware limited partnership. LS Power is the general partner of LS Power Equity Partners, L.P. (“LS Equity Partners”) and LS Power Equity Partners PIE I, LP (“PIE”), both Delaware limited partnerships. LS Equity Partners and PIE co invest in companies engaged in the power industry.

The accompanying combined financial statements include the financial statements of: LSP Kendall Blocker, Inc.; LSP Kendall Holding, LLC and its wholly owned subsidiaries of LSP Kendall Energy, LLC and LSP Equipment, LLC; LSP Services Kendall, LLC; LSP ONT Blocker, Inc.; LSP Ontelaunee Holding, LLC and its wholly owned subsidiary of Ontelaunee Power Operating Company, LLC; LSP Plum Point Blocker, Inc.; LSP Plum Point Holdings, LLC and its subsidiaries; LSP Services Plum Point, LLC; and LSP Moss Blocker, Inc; LSP Morro Blocker, Inc.; LSP Oakland Blocker, Inc.; LSP SB Blocker, Inc.; LSP Arlington Blocker, Inc.; LSP Griffith Blocker, Inc.; LSP Bridgeport Blocker, Inc.; LSP Casco Blocker, Inc.; (collectively the “Blockers”); LSP Generation Holdings, LLC and its subsidiaries; and certain power generation development projects, which are in early stages of development and are owned directly or indirectly by LS Associates. As of September 30, 2006, only one of the power generation development projects (the Plum Point Project), had reached the construction phase of development. The entities listed in this paragraph, excluding LS Associates, are collectively referred to within the accompanying combined financial statements as the “Company.”

On December 1, 2004, LSP Kendall Holding, LLC (“Kendall Holding”), a wholly owned subsidiary of LS Associates acquired 100% of the outstanding membership interests of LSP Kendall Energy, LLC (“Kendall”) and LSP Equipment, LLC (“Equipment”) (the “Kendall Acquisition”). Kendall Holding was formed to acquire 100% of the outstanding membership interests of Kendall and Equipment. The acquisition was accounted for under the purchase method of accounting and the results of Kendall’s operations have been included in the combined financial statements since the date of acquisition. The current members of Kendall Holding are LS Associates, LS Equity Partners and LSP Kendall Blocker, Inc. (“Kendall Blocker”). LS Equity Partners and Kendall Blocker were admitted as members in October 2005.

On October 6, 2005, LSP Ontelaunee Holding, LLC (“Ont Holding”), acquired 100% of the outstanding membership interests of Ontelaunee Power Operating Company, LLC (“Ontelaunee”) (the “Ontelaunee Acquisition”). Ont Holding was formed to acquire 100% of the outstanding membership interests in Ontelaunee. The acquisition was accounted for under the purchase method of accounting and the results of Ontelaunee’s operations have been included in the combined financial statements since the date of acquisition. The members of Ont Holding are LS Equity Partners and LSP ONT Blocker, Inc. (“ONT Blocker”).

On May 4, 2006, LSP Generation Holdings, LLC (“Gen Holdings”), through its subsidiary LS Power Generation, LLC (“LSP Gen”), acquired 100% of Duke Energy North America’s ownership interests in eight power generation facilities located in the western and northeastern United States (the “Generation Acquisition”) (see note 3). At the time of the acquisition, 50% of one of the power generation facilities was owned by PP&L Corporation. LSP Gen purchased the remaining PP&L Corporation 50% ownership interest on June 30, 2006. The members of Gen Holdings are LS Equity Partners and the Blockers. The members of LSP Gen are Gen Holdings and LSP Gen Investors, LP which owns approximately 1.7%.

As of September 30, 2006, the LS Power Group controlled the following power generation facilities:

Facility	Location	Year Operational	Size in MW
Moss Landing	California	1967-2002	2,529
Morro Bay	California	1963	650
South Bay	California	1960-71	706
Oakland	California	1978	165
Arlington Valley	Arizona	2002	585
Griffith	Arizona	2002	558
Bridgeport	Connecticut	1998	527
Casco Bay	Maine	2000	540
Ontelaunee	Pennsylvania	2002	580
Kendall	Illinois	2002	1,200
Plum Point	Arkansas	In Construction	665

(2)	Summary of Significant Accounting Policies

The unaudited combined financial statements contained in this report include all material adjustments of a normal and recurring nature that, in the opinion of management, are necessary for a fair statement of the results for the interim periods. The results of operations for the interim periods presented in this report are not necessarily indicative of the results to be expected for the full year or any other interim period due to seasonal fluctuations in demand for our energy products and services, changes in commodity prices, timing of maintenance and other expenditures and other factors.

(a) Basis of Combination

The combined financial statements include the financial statements of Kendall Blocker; Kendall Holding and its wholly owned subsidiaries of Kendall and Equipment; LSP Services Kendall, LLC; ONT Blocker; LSP Ontelaunee Holding, LLC and its wholly owned subsidiary of Ontelaunee Power Operating Company, LLC; LSP Plum Point Blocker, Inc.; LSP Plum Point Holding, LLC and its subsidiaries; LSP Services Plum Point, LLC; and LSP Moss Blocker, Inc; LSP Morro Blocker, Inc.; LSP Oakland Blocker, Inc.; LSP SB Blocker, Inc.; LSP Arlington Blocker, Inc.; LSP Griffith Blocker, Inc.; LSP Bridgeport Blocker, Inc.; LSP Casco Blocker, Inc.; LSP Generation Holdings, LLC and its subsidiaries; and certain power generation development projects, which are in early stages of development and are owned directly or indirectly by LS Associates. Each of the aforementioned entities is owned directly or indirectly by LS Associates, LS Equity Partners or PIE. The Company is under common control of Development by virtue of Development’s direct and indirect ownership interests and management control of the entities. Minority interest represents minority members’ proportionate share of the membership interests in a subsidiary of LSP Plum Point Holdings, LLC and a subsidiary of LSP Generation Holdings, LLC. All significant intercompany transactions and balances have been eliminated in combination.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the combined financial statements in conformity with U.S. generally accepted accounting principles. The most significant of these estimates and assumptions relate to the recoverability of reported amounts of acquired property, plant and equipment and intangible assets, valuation of deferred tax assets, valuation of derivative instruments and valuation of assets acquired and liabilities assumed in purchase business combinations. Actual results could differ materially from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Restricted Cash

Restricted cash consists of amounts that are restricted under the terms of the Company’s financing agreements from transfer or dividend until such time as certain conditions are met. Such restricted cash is used primarily for construction costs, operating and maintenance expenses and debt service. A portion of restricted cash used for construction costs and debt service is classified as noncurrent at September 30, 2006 in the accompanying 2006 combined balance sheet.

(e) Allowance for Doubtful Accounts

Management establishes reserves on accounts receivable if it becomes probable that the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectibility and establishes or adjusts its allowance using the specific identification method.

(f) Inventory

Inventory consists of spare parts and oil. Spare parts inventory is stated at the lower of weighted average cost or market and oil inventory is stated at the lower of cost or market.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost (fair value at the acquisition dates) less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated remaining useful lives of individual assets or classes of assets. The useful lives for office equipment and furniture and fixtures are 7 years, software is 3 years, computer hardware is 5 years and plant and equipment is 30-35 years, except for the leased South Bay facility which is 4 years. Additions and improvements extending asset lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

(h) Construction in Progress

All costs directly related to the acquisition and construction of long lived assets are capitalized. A portion of interest costs (including amortization of debt issuance and financing costs) from loans and bonds has been capitalized during ongoing construction of a 665 megawatt coal fired electric generating facility (the “Plum Point Project”), near the city of Osceola, Arkansas. As of September 30, 2006, cumulative capitalized interest including amortization of debt issuance and financing costs was approximately $3.1 million. Cash paid for interest in connection with such construction was approximately $27.9 million for the nine months ended September 30, 2006.

(i) Impairment of Long Lived Assets and Acquired Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, long lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized over their respective estimated useful lives.

(j) Goodwill

Goodwill represents, at the time of an acquisition, the amount of purchase price paid in excess of the fair value of net assets acquired. In connection with the Company’s June 2006 acquisition of the remaining 50% of an electric generating facility from PPL Corporation, the Company recognized goodwill of $6.6 million. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company will evaluate goodwill for impairment on an annual basis and when events warrant an assessment.

(k) Asset Retirement Obligations

The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability a gain or loss is recognized on settlement. In connection with the Generation Acquisition in May 2006, the Company recognized liabilities of $29.6 million for asset retirement obligations to provide for the future removal of asbestos from certain of its electric generating facilities, pond closures and dismantling of an electric generating facility.

(l) Leases

Due to the criteria set forth in SFAS No. 13, Accounting for Leases, certain agreements or leases are classified as capital leases. The individual agreements or leases are identified in note 8.

(m) Debt Issuance and Financing Costs

Debt issuance and financing costs are amortized over the term of the related debt using the effective interest method. The amortization of these costs is reflected as a component of interest expense on the accompanying statement of operations. For the nine months ended September 30, 2006 and 2005, amortization of these costs totaled $4.3 million and zero, respectively.

(n) Revenue Recognition

Revenue from sales of electricity are recorded upon delivery to customers based upon the output delivered and capacity provided at the lesser of amounts billable under the power purchase agreements, or the average estimated contract rates over the initial term of the power purchase agreements. When a long-term power purchase agreement conveys the right to use the generating capacity of the Company’s facility to the buyer of the electric power, that agreement is evaluated to determine if it is a lease of the generating unit rather than a sale of electric power. Operating lease revenue for the Company’s generating units is recorded as capacity revenue and included in energy and capacity revenues in the combined financial statements. Revenues from sales of electricity not covered under power purchase agreements are recorded as delivered at current market prices.

(o) Power Purchase Agreements

In connection with the acquisitions described in note 3, the Company recorded the fair value of long-term power purchase agreements as intangible assets and liabilities. The intangible assets and liabilities are amortized over the term of the respective contracts as a reduction or increase in energy and capacity revenues in the combined statements of operations for the nine months ended September 30, 2006 and 2005.

(p) Derivative Financial Instruments

The Company enters into interest rate swaps and other contracts to reduce its exposure to market risks from changing interest, commodity, and energy rates. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, all derivative instruments are recorded on the balance sheet as either an asset or liability and are measured at fair value regardless of the purpose or intent for holding them. On the date a derivative contract is entered into, the Company may designate hedging relationships.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of the cash flows, the derivative will continue to be carried at fair value in the statement of financial position, and gains and losses that were accumulated in other comprehensive income are either recognized immediately or over the remaining term of the forecasted transaction.

Changes in the fair value of derivative instruments are either recognized in income or owners’ equity as a component of accumulated other comprehensive income or loss (“AOCI”), depending upon their use and designation. Gains and losses related to transactions that qualify for hedge accounting are recorded in AOCI and reflected in income in the period the hedged items affects earnings. Otherwise any gains and losses resulting from changes in the market value of the contracts are recorded in income in the current period.

The interest rate swap agreements are used to convert the floating interest rate component of a portion of our long term debt obligations to fixed rates. Changes in the fair value of the interest rate swap agreements that qualify as hedges are recorded in other comprehensive income; otherwise, such changes are recorded in other income, net. In addition, the Company has entered into heat rate call option contracts on generating capacity of a number of its electric generating facilities. Changes in the fair value of the heat rate call option contracts are recorded in energy and capacity revenues.

As of September 30, 2006 and December 31, 2005, the net fair value of derivative instruments totaled $0.5 million and a liability of $95,000, respectively (see note 9).

(q) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses equals or approximates fair values due to the short term maturity of those instruments. The fair value of long term debt approximated its book value at September 30, 2006 and December 31, 2005 as the interest rates are variable.

(r) Project Development Costs

Project development costs consisting of start up and organization costs are expensed as incurred. Project development costs directly related to the acquisition or construction of long lived assets are capitalized when it is determined that it is probable that such project development costs will be realized through the ultimate construction of a power generation plant. These costs are primarily funded and paid for by LS Associates.

(s) Income Taxes

The majority of the entities comprising the Company have been organized as limited liability companies or limited partnerships. Therefore, federal and state income taxes are assessed at the member or partner level. However, the Blockers, LSP Plum Point Blocker, Inc, Kendall Blocker and ONT Blocker are Delaware corporations and any related income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases and operating loss carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(t) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash and accounts receivable. Restricted cash accounts are generally held in federally insured banks. Accounts receivable are concentrated within entities engaged in the energy industry and the Company’s operations are concentrated in California and the northeastern United States. These industry and geographic concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, weather or other conditions. For the nine months ended September 30, 2006, three customers California ISO, ISO New England and PJM ISO accounted for 24%, 22% and 13%, respectively, of the Company’s revenues. For the nine months ended September 30, 2005 three customers accounted for all of the Company’s revenues. The loss of any of these customers could result in an adverse impact on the Company’s results of operations, financial position and cash flows.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support the financial instruments with credit risk.

(u) Risks and Uncertainties

The Company believes there are many development and investment opportunities to pursue. However, development and investment opportunities are dependent upon a variety of factors, including the economy, the regulatory environment, the electricity markets, and the availability of capital resources.

As with any power generation facility, operation and construction of the Company’s electric generating facilities involves risk, including the performance of the facility below expected levels of efficiency and output, shut downs due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, weather interferences or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by the facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt when due.

(v) Commitments and Contingencies

The Company is a party to a number of claims and proceedings arising in the normal course of business. Management assesses each matter and determines the probability that a gain or loss has been incurred and the amount of such gain or loss if it can be reasonably estimated. Management reviews such matters on an ongoing basis. Any gain or loss contingencies are based on estimates and judgments made by management with respect to the likely outcome of such matters. Management’s estimates could change based on new information.

The Company follows the guidance of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others for disclosing and accounting of guarantees and indemnifications entered into during the course of business. When a guarantee or indemnification subject to FIN No. 45 is entered into the estimated fair value of the guarantee or indemnification is assessed. Some guarantees and indemnifications could have financial impact under certain circumstances. Management considers the probability of such circumstances occurring when estimating fair value.

(w) Recent Accounting Pronouncements

In June 2006, FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the related de recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The Interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the impact of this pronouncement to have a material impact on its combined financial statements.

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. Among other items, SFAS 155 addresses certain accounting issues surrounding securitized financial assets and hybrid financial instruments with embedded derivatives that require bifurcation. The Company must adopt SFAS 155 no later than January 1, 2007. The Company is in the processes of assessing the impact of SFAS 155.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 provides a definition of fair value as well as a framework for measuring fair value. In addition, SFAS 157 expands the fair value measurement disclosure requirements of other accounting pronouncements to require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques. SFAS 157 does not expand the use of fair value in existing accounting pronouncements. The Company will adopt the provisions of SFAS 157 prospectively and must adopt SFAS 157 no later than January 1, 2008. The potential impact of adoption is not yet determinable.

(3)	Generation Acquisition

Generation Acquisitions

On May 4, 2006, Gen Holdings, through its subsidiary LSP Gen acquired 100% of Duke Energy North America’s ownership interests in eight power generation facilities located in the western and northeastern United States. At the time of the acquisition, 50% of one of the power generation facilities was owned by PP&L Corporation. On June 30, 2006, a subsidiary of LSP Gen purchased the remaining 50% ownership interest from PPL Corporation for approximately $116 million.

The two acquisitions include eight power generation facilities (the “Generation Facilities”) in four states in the western and northeastern United States with a nominal net operating capacity of 6,260 MW as follows:

(1) Natural gas fired combined cycle facilities located in Moss Landing (units 1 and 2), California; Griffith, Arizona; Arlington Valley, Arizona; Bridgeport, Connecticut and Casco Bay, Maine representing 51% of total net operating capacity;

(2) Natural gas fired conventional steam facilities located in Moss Landing (units 6 and 7), California; Morro Bay, California and San Diego, California representing 46% of total net operating capacity; and

(3) An oil fired, simple cycle facility located in Oakland, California representing 3% of total net operating capacity.

The cost of the Generation Acquisition was approximately $1,618 million, consisting of $1,613 million of cash and $5 million of direct acquisition costs. The acquisition was partially funded by the issuance of debt (see note 8) and capital contributions from the current owners. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their fair values at the date of acquisition. Fair values were determined primarily by an independent third party valuation. The Company is in the process of obtaining the final third-party valuation report and finalizing its own internal assessment of the purchase price allocation; thus, the allocation of the purchase price may change.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition (May 4, 2006).

(in thousands)
Current assets	$65,874
Property, plant and equipment	1,668,265
Acquired intangible assets	48,565
Other non-current assets	581

Total assets acquired	1,783,285

Current liabilities	122,571
Asset retirement obligations	29,551
Other long-term liabilities	13,143

Total liabilities assumed	165,265

Net assets acquired	$1,618,020

The acquired intangible assets represent the above market portion of a number of power purchase agreements. Such agreements have a weighted average term of four and one half years. At September 30, 2006, the gross carrying value, accumulated amortization and net carrying value of the power purchase agreements were approximately $48.6 million, $5.2 million and $43.4 million, respectively. The estimated annual amortization expense for each of the next five years is approximately $12.3 million for 2007, $9.6 million for 2008, $9.6 million for 2009, $8.8 million for 2010 and zero for 2011.

Current liabilities included a $32 million reserve for major maintenance and a $55.9 million capital lease obligation. Such maintenance was completed and paid for and the capital lease obligation was deemed repaid as the result of the defeasance of a related bond obligation prior to September 30, 2006. Asset retirement obligations of $29.6 million were provided for the future removal of asbestos from certain of our electric generating facilities, pond closures, and dismantling of an electric generating facility. Accretion expense related to the asset retirement obligations during the nine months ended September 30, 2006 totaled $1.6 million.

(4)	Property, Plant and Equipment

Property, plant and equipment at September 30, 2006 and December 31, 2005 consisted of the following:

	2006	2005
	(In thousands)
Land and improvements	$11,163	$6,295
Computer software and hardware	358	282
Office furniture and equipment	84	74
Plant and equipment	2,101,688	348,603
Construction in progress	72,111	1,035

	2,185,404	356,289
Accumulated depreciation	(40,021)	(6,960)

Property, plant and equipment, net	$2,145,383	$349,329

(5)	Other Non Current Assets

As of September 30, 2006, other noncurrent assets included the following:

(a) a $40.8 million upfront option premium paid in connection with a 5 year gas option agreement (the “Option Agreement”) entered into by Plum Point Energy Associates, LLC (“PPEA”). The Option Agreement

economically hedges gas volumes equivalent to 84% of the on peak output of the future net capacity of the Plum Point power plant after giving effect to the sale of undivided interests and to the power purchase agreements described in notes 7 and 8. In October 2006, PPEA unwound approximately 82% of such option and received $37.1 million. PPEA recorded a loss of $4.7 million on the transaction which is recorded in other income, net in the combined statements of operations. Proceeds of $28.1 million were used to repay a portion of PPEA’s outstanding term loans (see note 8);

(b) a $26.5 million prepaid related to an interconnection agreement with the Western Area Power Administration (“WAPA”). The prepaid represents amounts paid by the Company in connection with the construction of improvements to the WAPA transmission system that were necessary to enable transmission of electricity from the Griffith facility. The amount is refunded in the form of a monthly credit applied to Griffith’s transmission service charge; and

(c) refundable cash deposits of $3.3 million. The deposits were paid to electric utilities in connection with applications for firm point to point electric transmission service. The deposits are refundable, with interest, upon the occurrence of certain events, including among others, withdrawal of the application for transmission service by the Company, or inability of the transmission provider to complete new facilities needed to provide the transmission service. Interest income on the deposit is computed from the date the deposit is received by the utility until the date a refund is made, compounded quarterly, in accordance with the Federal Energy Regulatory Commission’s guidelines. Such guidelines require the use of monthly prime interest rates published by the Federal Reserve Board. Accrued interest income on deposits aggregated approximately $322,000 and $156,000 as of September 30, 2006 and December 31, 2005, respectively and has been included in the related deposits on the combined balance sheets.

(6)	Accrued Expenses

Accrued expenses at September 30, 2006 and December 31, 2005 consisted of the following:

	2006	2005
	(In thousands)
Property taxes	$9,655	$5,894
Construction in progress	14,968	—
RMR contract reserve (see note 14)	6,500	—
Option contract settlements	6,796	—
Other	17,452	1,518

Total accrued expenses	$55,371	$7,412

(7)	Facility and Project Development Contract Commitments

(a) Power Purchase Agreements

Kendall

Under the terms of a Power Purchase Agreement (the “DPM PPA”), with Dynegy Power Marketing, Inc. (“DPM”), Kendall is obligated to sell and DPM is obligated to purchase approximately 550 MW of electric generating capacity and associated energy from two of the four electric generating units (the “Units”) at the facility at prices set forth in the DPM PPA. The initial term of the DPM PPA is ten years, beginning on June 1, 2001. DPM has the option of extending the DPM PPA for two additional five year terms by providing Kendall written notice at least two years prior to the expiration of the initial term and the first additional five year extension. Kendall may, if DPM does not extend the DPM PPA prior to the end of the initial term, extend the DPM PPA for a period of five years.

The terms of the DPM PPA require DPM to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The DPM PPA is a tolling arrangement, whereby DPM is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for each DPM Unit to generate its net electrical output. DPM’s obligations under the DPM PPA are guaranteed by DPM’s parent company, Dynegy Inc. In November 2004, DPM entered into a back to back power purchase agreement (the “Dynegy/Constellation PPA”) with Constellation Energy Commodities Group, Inc. (“Constellation”) with respect to the DPM Units. Under the terms of the Dynegy/Constellation PPA, DPM paid Constellation to assume its fixed obligations under the Dynegy PPA through November 2008.

Under the terms of a Power Purchase Agreement (the “Rainy River PPA”) with Rainy River Energy Corporation (“Rainy River”) Kendall was obligated to sell and Rainy River was obligated to purchase approximately 275 MW of electric generating capacity and associated energy from one of the four Units at the Kendall facility at prices set forth in the Rainy River PPA. On April 1, 2005, Rainy River assigned its interest to Constellation. Constellation thereby assumed all of Rainy River’s rights and obligations arising under the Rainy River PPA, restating the agreement to the Constellation PPA (the “Constellation PPA”). In connection with this assignment, Kendall received a consent fee of $4.1 million which has been recorded in other income, net in the accompanying combined statements of operations for the nine months ended September 30, 2005. The initial term of the Constellation PPA expires on September 16, 2017. Constellation may extend the term of the agreement for additional one year periods under certain circumstances.

The terms of the Constellation PPA require Constellation to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The Constellation PPA is a tolling arrangement, whereby Constellation is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for the Constellation Unit to generate its net electrical output. Constellation’s obligations under the Constellation PPA are guaranteed by Constellation’s parent company, Constellation Energy Group, Inc.

Plum Point

During 2006, PPEA entered into 30 year power purchase agreements (each a “PPA” or together the “PPAs”) with Empire District Electric Company (“Empire”), Municipal Energy Agency of Mississippi (“MEAM”) and South Mississippi Electric Power Association (“SMEPA”) for the sale of 50 MW, 40 MW and 200 MW, respectively, of capacity and associated energy from the Plum Point Project. Pursuant to the PPAs, PPEA will receive capacity payments and fixed and variable payments. The fuel charge under the PPAs will be based on the delivered cost of coal (inclusive of transportation costs) and an assumed heat rate.

The PPAs provide both MEAM and Empire with a buyout option. Empire has the right to buy out its 50 MW of contract capacity at five years after the commencement of commercial operations of the Plum Point Project. Upon exercising these options, the PPA counterparties would become Plum Point Project Co Owners and parties to the Participation Agreement (the “Participation Agreement”). Should Empire or MEAM exercise its respective PPA buy out option, the relevant PPA would be cancelled and the respective party would become the owner of undivided interests in the Plum Point Project commensurate with the capacity purchased under the contract. In June 2006, MEAM exercised its buy out option and acquired a 6% undivided interest in the Plum Point Project from PPEA for $11.2 million. As a result of the MEAM buy in, PPEA repaid $66.8 million of outstanding term loans to align its borrowings under such term loans to its proportionate share of total construction costs. Amounts were repaid from PPEA’s existing restricted cash balance (see note 8).

The Empire and SMEPA PPAs are subject to specified construction and energy delivery milestone deadlines, including achieving commercial operations by August 1, 2010.

Generation Facilities

The Company entered into two consecutive (May 1, 2006 until December 31, 2006 and January 1, 2007 until December 31, 2010) tolling agreements for the two electric generation units at Moss Landing 6&7 with Pacific Gas and Electric Company (“PG&E”). The unit contingent contracts include energy conversion, capacity and ancillary services with a price tied to a guaranteed availability rate and an expected heat rate. These contracts are on a unit contingent basis whereby if the unit is not operational, it is not expected to deliver power or make the contractor whole. These tolling agreements also provide for the reimbursement by PG&E of gas transportation costs. PG&E has exclusive full dispatch rights to the applicable generating units, limited by the rules of the California ISO, the contracted capacity and other operating restrictions.

The Company has provided letters of credit in the aggregate amount of $85 million to secure its obligations under the Moss Landing 6&7 tolling agreement. In addition, the Company has entered into additional arrangements whereby a financial institution is required to make cash deposits to PG&E which are secured by certain collateral under the Gen Finance credit agreements (see note 8) to the extent its mark to market exposure exceeds the posted letter of credit.

The Company’s Morro Bay electric generating facility has a three year tolling agreement with PG&E for two of the facility’s units. The term of the tolling agreement began in January 2005 and is effective through December 31, 2007. Under this tolling agreement, PG&E pays Morro Bay a fixed capacity payment as well as a reimbursement for variable O&M expenses. The tolling agreement contracts the plant on a unit contingent basis. Under the contract, PG&E has the right to ancillary services as well as the contracted capacity of the plant. Collateral in the form of a $32.5 million letter of credit has been provided to PG&E.

The Company’s South Bay and Oakland electric generating facilities operate under renewable Reliability Must Run (“RMR”) agreements with the California ISO. Bridgeport operates under an RMR agreement with the ISO NE, which is subject to modification by the Federal Energy Regulatory Commission (“FERC”). The ISOs rely upon must run resources to ensure reliability in areas where the supply of electricity may be constrained due to transmission congestion and to maintain the voltage power and stability of the overall power grid. The purpose of the RMR agreements is to maintain sufficient power generation that can be dispatched by the ISO to ensure the reliability of the electricity transmission grid. Under an RMR agreement, the ISO, for certain fixed and variable payments, has the right to call on the generation facility to generate energy or provide ancillary services when required to ensure the reliability of the power grid.

The Bridgeport facility operates under a cost of service agreement to provide the ISO NE with the required reliability services. The Bridgeport RMR agreement was accepted but remains subject to ongoing proceedings before FERC. Unless terminated, the RMR agreement will be in place until May 31, 2010 (see note 14).

In connection with the Company’s Kendall Acquisition and Generation Acquisition, the Company recognized certain of these power purchase contracts as intangible assets with a fair value totaling $279.1 million and $48.6 million, respectively. As a result of the Kendall purchase price allocation adjustment made in 2005, the value of these power sales agreements was increased by $7.1 million. At September 30, 2006 and December 31, 2005, the gross carrying value, accumulated amortization and net carrying value of the power purchase agreements was approximately $334.8 million and $286.2 million, $60.2 million and $32.4 million and $274.6 million and $253.8 million, respectively. The estimated annual amortization expense for each of the next five years is approximately $42.2 million for 2007, $39.5 million for 2008, $39.5 million for 2009, $38.7 million for 2010 and $23.4 for 2011.

(b) Heat Rate Options

Generation Facilities

The Company has entered into several heat rate call option contracts with respect to energy from its electric generating units at Moss Landing 1 and 2, Arlington Valley, Griffith and Casco Bay. These contracts were entered into with high quality, investment grade counterparties.

The counterparties to such agreements pay a monthly fixed fee to the Company and receive payments based on the prevailing energy price based on certain energy price indices and the sum of the applicable facility’s fuel costs based on a specified price and a strike price for each hour of generation actually called for. The heat rate at which the contracts are priced incorporates start up costs, variable operating costs, including transmission losses, if any, gas taxes and certain adjustments to gas prices to reflect basis differentials. The contracts are settled between the parties on a monthly basis. The Company retains dispatch control over all of the contracted units and receives all proceeds from the physical sale of energy, capacity (including resource adequacy) and ancillary services.

The Company’s counterparties received letters of credit in the aggregate amount of $179.3 million and a first priority lien on the same collateral as the Gen Finance credit agreements for a portion of the mark to market exposure under the call options. In addition, they also received a third priority lien on the same collateral as the Gen Finance credit agreements to secure the remaining portion of the mark to market exposure under the call options that is not secured under the first lien. Also, the Company has the right to substitute lien collateral for letters of credit, investment grade guaranties or liens on other assets.

The options expire as follows: Arlington Valley and Griffith on September 30, 2008, Moss Landing 1&2 on September 30, 2010 and Casco Bay on December 31, 2010.

Ontelaunee

On November 22, 2005, Ontelaunee and a third party entered into a heat rate call option agreement effective for the period January 1, 2006 through December 31, 2008. The counterparty pays Ontelaunee a monthly charge during the term and the counterparty receives payments based on the prevailing energy price based on certain energy price indices and the sum of the facility’s fuel costs based on a specified price and a strike price for each hour of generation actually called for. The heat rate at which the contracts are priced incorporates start up costs, variable operating costs, including transmission losses, if any, gas taxes and certain adders to gas prices to reflect basis differentials. The Company retains dispatch control over the facility and receives all proceeds from the physical sale of energy, capacity (including resource adequacy) and ancillary services. As of September 30, 2006, the Company had issued a $13.6 million ($11.5 million at December 31, 2005) letter of credit for the benefit of the counterparty as security under this agreement.

The fair value of all the heat rate options at September 30, 2006 totaled $8.3 million (see note 9).

(c) Energy and Fuel Services Agreements

Generation Facilities

The Company has an Energy Management and Marketing Agreement with Bear Energy, LP (the “Bear EMA”). Under the terms of the Bear EMA, Bear Energy, LP (“Bear”) provides energy, ancillary services, fuel and risk management services for the Generation Facilities. Among other things, Bear markets power and capacity, schedules dispatch and supplies the natural gas required to operate the facilities. Each of the managed facilities retains the ability to sell power, capacity or ancillary services to third parties. Bear’s obligations under this agreement are guaranteed by The Bear Stearns Companies. The Company has the right to terminate the Bear EMA upon 30 days’ notice.

Each month during the term of the Bear EMA, Bear is required to issue to the Company monthly invoices setting forth for the prior month all related revenues earned and costs incurred. The invoice is paid on a net basis. Bear receives a monthly management fee equal to a percentage of the value created above each of the Generation Facilities’ indexed spark spread margin. The management fee has a floor calculated over a 12 month period. The Company issued a $6 million letter of credit for the benefit of Bear as security under this agreement.

Kendall

During 2005 Kendall had an Energy Management and Marketing Agreement with Progress Ventures, Inc. (the “EMA”). Under the terms of the EMA, Progress Ventures, Inc. (“Progress”) provided energy, fuel and risk management services for one of the units at the Kendall facility. Progress received a monthly management fee equal to a fixed percentage of the gross margin of the Unit subject to a minimum fee.

During the term of the EMA, Kendall was required to provide Progress security for Kendall’s obligations under the EMA. To satisfy this obligation, in 2005, the Company funded an escrow account in the amount of $2 million from its restricted cash. Under the terms of the escrow agreement, Progress was the beneficiary of the escrow account.

The EMA expired on February 28, 2006. At that time the EMA expired, the escrow agreement was terminated and the related funds were then released to Kendall.

On February 28, 2006, an Energy Management Agreement (the “Cinergy EMA”) with Cincinnati Gas & Electric Company (“Cinergy”) became effective. This agreement expires on December 31, 2006 but can be extended for an additional one year term. In accordance with the terms of the agreement, Cinergy provides power management, fuel management and risk management services. Cinergy receives a monthly management fee equal to a fixed percentage of the gross margin of the unit subject to a minimum fee. As security for its obligations under the Cinergy EMA, the Company issued to Cinergy a standby letter of credit in the amount of $1 million. Effective November 1, 2006, the Cinergy EMA was assigned to Fortis Energy Marketing & Trading GP.

Ontelaunee

Ontelaunee had an Energy Services Agreement (the “ESA”) with Calpine Energy Services, L.P. (“CES”). Under the terms of the ESA, CES provided energy and risk management services for the Ontelaunee facility. CES received a monthly management fee equal to a fixed percentage of the monthly generation margin subject to a minimum fee. The ESA expired on August 31, 2006.

On August 31, 2006, Ontelaunee and Eagle Energy Partners I, L.P. (“Eagle”) entered into an agreement that requires Eagle to provide energy and risk management services for the Ontelaunee facility. Eagle receives a fee comprised of fixed and variable components. The agreement was amended and restated on December 1, 2006 to include fuel management services for the Ontelaunee facility. As security, funds owed to Ontelaunee from PJM for power sold during the prior month will be sent directly to Eagle on a monthly basis. Eagle will forward any remaining funds to Ontelaunee after any outstanding invoices to Ontelaunee have been paid. The term of the agreement expires on August 31, 2007, unless the parties mutually agree to an extension of one additional year.

Ontelaunee had a natural gas supply management contract with Cinergy Marketing and Trading LP (“CMT”) that expired on May 31, 2006. A natural gas supply management contract with BG Energy Merchants, LLC (“BG”) was in effect from June 1, 2006 to November 30, 2006. Under the agreement, BG provided fuel management services for the Ontelaunee facility.

The Company has incurred costs of $4.2 million for the nine months ended September 30, 2006 under all these energy and fuel services agreements.

(d) Transportation Agreements

Generation Facilities

The Company has several firm natural gas transportation contracts for firm reserved service to a number of the Company’s facilities. The Company is required to pay rates per dekatherm of natural gas delivered based on current gas tariffs and two of these agreements are subject to minimum annual fees. Costs incurred under these agreements totaled $4.1 million for the nine months ended September 30, 2006.

(e) Operations and Maintenance Agreements

Generation Facilities

The Company has entered into several O&M contracts which provide for the operation and maintenance of the Generation Facilities. Several of these contracts have five year terms expiring in 2011, with the earliest contract term set to expire in 2010, but can be automatically extended by the Company for up to five years. The Company pays a fixed monthly management fee and reimburses the operator for all labor costs, including payroll and taxes, and other costs.

Kendall

Under the terms of a long term operations and maintenance agreement with respect to the Kendall facility (“Kendall O&M Agreement”), the Company is required to pay the operator a fixed annual fee to operate the Kendall facility. Kendall is also required to reimburse the operator for all labor costs, including payroll and taxes, subcontractor costs and other costs. The annual fee is adjusted annually based on specified indices published by the United States Government. The Kendall O&M Agreement expires on March 28, 2012.

Ontelaunee

Under the terms of an operations and maintenance agreement with respect to the Ontelaunee facility (the “Ont O&M Agreement”), the Company is required to pay the operator a fixed monthly fee to operate the Ontelaunee facility. The Company is also required to reimburse the operator for all labor costs, including payroll and taxes, subcontractor costs and other costs. The monthly fee is adjusted annually based on specified indices. The initial term of the Ont O&M Agreement is 5 years commencing on October 6, 2005.

The Company incurred costs of $19.8 million and $2.8 million under all of the operations and maintenance agreements for the nine months ended September 30, 2006 and 2005, respectively.

(f) Long Term Parts and Service Agreements

Generation Facilities

The Company has five Long Term Service Agreements (the “Gen LTSAs”) which provide for planned and unplanned major maintenance services including parts, repairs, and other services to a number of the Generation Facilities. The majority of the costs incurred under these agreements vary, and are based on factored hours and starts. Fixed and variable payments consist of fees and performance related bonuses, as well as specified amounts paid upon the occurrence of certain maintenance events. The Company issued letters of credit in the aggregate amount of $94 million for the benefit of the counterparty as security under these agreements.

Kendall

Pursuant to the terms of a Long Term Service Agreement with respect to the Kendall facility (the “Kendall LTSA”) the service provider provides long term parts and services for each of the four combustion turbine units located at the Kendall facility. The term of the Kendall LTSA will expire on a Unit by Unit basis after the later of (i) the date on which a Unit has attained either 96,000 factored hours or 5,400 factored starts, as defined in the Kendall LTSA, whichever occurs first, or (ii) the date on which the service provider has completed the second major inspection, as defined in the Kendall LTSA, for such Unit. In no event shall the term of the Kendall LTSA extend beyond the 21st anniversary of the effective date.

Fees for the Kendall LTSA are comprised primarily of (i) a variable quarterly payment based upon each Unit’s operational parameters and (ii) a fixed payment based upon each Unit’s actual hours and starts incurred. All payments are adjusted annually based upon specified indices published by the United States Government.

Ontelaunee

Pursuant to the terms of a Long Term Service Agreement with respect to the Ontelaunee facility (the “Ont LTSA”), the service provider provides long term parts and services for each of the two combustion turbine units located at the Ontelaunee facility. The term of the Ont LTSA expires on October 5, 2015.

Fees for the Ont LTSA are comprised primarily of (i) purchases of parts to support planned and unplanned maintenance on the units, (ii) purchase of field service visits to support planned and unplanned maintenance on the units and (iii) purchase of maintenance management assistance services. Purchases for parts and field services are paid when parts and required field services are received. Maintenance management services are paid for on a monthly basis.

The Company incurred costs of approximately $7.3 million and $3.8 million under all these long term parts and service agreements for the nine months ended September 30, 2006 and 2005, respectively.

(g) Electric Interconnection Agreements

Generation Facilities

The Company has an interconnection agreement with the WAPA which provides for the interconnection of the Griffith facility to WAPA’s transmission system. The Company was required to pay for certain improvements to the WAPA transmission system to enable transmission of electricity from the Griffith facility. The amount paid is refunded to the Company in the form a monthly credit of $252,000 to Griffith’s transmission service charge through June 2018. At September 30, 2006 the Company had a noncurrent asset of $26.5 million for such reimbursement.

Ontelaunee

The Company has an Interconnection Agreement with Metropolitan Edison Company (“GPU”) to transmit the electricity generated by the Ontelaunee facility to the transmission grid so that it may be sold in the open market. The agreement is in effect for the life of the Ontelaunee facility. In order to bring the transmission lines up to capacity, GPU had to upgrade the lines and network. GPU recovers its cost of the upgrades through a monthly fee of approximately $112,000 that is fixed for 25 years, at which time the rate will be renegotiated. If Ontelaunee terminates the contract prior to its expiration, it will be responsible for an early termination charge as outlined in the agreement. The Company issued a letter of credit of approximately $5.7 million for the benefit of GPU as security under this agreement.

Upon termination of this agreement, Ontelaunee may be required to pay for the removal of the upgrades, less salvage. The upgrades are critical to Ontelaunee’s ability to transmit energy and are integral to the operations of GPU’s transmission network. As a result, Ontelaunee does not believe it will be required to remove the upgrades upon termination. Accordingly, Ontelaunee has not recognized an asset retirement obligation related to this provision of the agreement as of September 30, 2006 and December 31, 2005.

Project Development Agreements

The Company entered into an option agreement pursuant to which the Company acquired an option to acquire all or a portion of an interest in a certain transmission line and related facilities. Under the terms of the agreement, the Company is obligated to make fixed payments over a two year period totaling $1.5 million. For the nine months ended September 30, 2006 and 2005, the Company made payments of $400,000 and $300,000 under such agreement.

Pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) and a Participation Agreement (the “Participation Agreement”), dated March 14, 2006, PPEA sold 37.15% of its ownership interest in the Plum

Point Project to the three unaffiliated investors (the “Project Co-Owners”). The Company recognized a gain of approximately $30 million in connection with such sale. The gain is recorded in other income, net on the combined statement of operations. Each Project Co-Owner owns an undivided tenancy in common interest in the Plum Point Project and participates in the construction and operation of the Plum Point Project with PPEA. Each Project Co-Owner is separately financing its pro rata share of the total construction cost of the project.

On June 8, 2006, PPEA sold 6% of its ownership in the Plum Point Project to the Municipal Energy Agency of Mississippi (MEAM). The Company recognized a gain of approximately $5.5 million in connection with such sale. The gain is recorded in other income, net in the combined statement of operations. MEAM has assumed all of the ongoing costs associated with the construction and operation of its portion of the Plum Point Project.

As of September 30, 2006, PPEA held a 56.85% undivided interest in the Plum Point Project.

In December 2005, PPEA entered into an Engineering, Procurement and Construction Agreement (the “Plum Point EPC”), to construct the Plum Point Project, with Plum Point Power Partners (the “Plum Point Contractor”), a joint venture of Zachry Construction Corporation, Overland Contracting Inc., and Gilbert Central Corporation, which provides for the Contractor to design, engineer and construct the Plum Point Project on a turnkey, fixed cost basis. The total fixed price of the Plum Point EPC is $875 million. Construction of the Plum Point Project began in March 2006. In March 2006, pursuant to the Asset Purchase Agreement, PPEA assigned an undivided tenancy in common interest in the Plum Point EPC to the Project Co Owners.

If substantial completion has not occurred before or on the guaranteed completion date, Contractor must pay to PPEA and the Project Co Owners delayed liquidated damages, which are PPEA’s and the Project Co Owners’ sole and exclusive remedy for delay. Performance liquidated damages and performance bonuses will be payable to the extent that the results of the performance test for the Plum Point Project differ from the performance guarantees. Availability liquidated damages shall be payable to the extent the result of the availability test is less than the availability guarantee.

As of September 30, 2006, total costs incurred by PPEA under the Plum Point EPC were $64.3 million, including contract retainage payable of $2.9 million.

PPEA and Entergy Arkansas, Inc. (“Entergy”) are parties to the Entergy Interconnection and Operating Agreement (the “Entergy Interconnection Agreement”) which provides for the interconnection of the Plum Point Project to Entergy’s electric transmission system. The Entergy Interconnection Agreement binds the parties until the termination by mutual consent of the parties, not to exceed the date on which the Plum Point Project ceases commercial operations. In March 2006, pursuant to the Asset Purchase Agreement, PPEA assigned an undivided tenancy in common interest in the Entergy Interconnection Agreement to the Project Co Owners.

Entergy shall be responsible for performing system upgrades, as necessary to accept electrical energy from the Plum Point Project at the point of interconnection, which shall include a new 500 kV substation and two 500 kV transmission line segments approximating 1.5 miles. PPEA and the Project Co Owners shall be responsible for paying for the cost of the interconnection system upgrades but will receive certain transmission service credits. PPEA and the Project Co Owners agree to reimburse Entergy for all interconnection costs reasonably incurred by Entergy under the Entergy Interconnection Agreement in connection with the testing, metering and upgrade of the Interconnection facilities.

The contracts discussed in this footnote resulted in the Company having various long term firm commitments with the approximate contractual obligations for the next five years at September 30, 2006 as follows:

	2007	2008	2009	2010	2011
		(In thousands)
Interconnection agreements	$7,744	$7,745	$7,748	$7,750	$7,752
Gas transportation agreements	9,884	9,884	9,884	9,884	9,884
Energy and fuel services agreements	2,227	—	—	—	—
Long-term service agreements	23,291	24,403	16,833	39,835	76,186

Total contractual obligations	$43,146	$42,034	$34,465	$57,469	$93,822

(8)	Financing Arrangements

As of September 30, 2006 and December 31, 2005, outstanding principal balances under the Company’s financing agreements described below are as follows:

	2006	2005	Maturity Date
	(In thousands)
Plum Point term loans	$532,992	$—	2014
Plum Point bonds	100,000	—	2036
Generation Facilities first lien term loans	964,602	—	2013
Generation Facilities second lien term loans	150,000	—	2014
Kendall loans	404,901	420,945	2013
Ontelaunee loans	150,000	125,000	2009

Total outstanding principal	$2,302,495	$545,945

As of September 30, 2006, minimum principal payments under the Company’s financing agreements described below for the next five years are as follows:

	2007	2008	2009	2010	2011	Thereafter
	(In thousands)
Plum Point	$—	$—	$—	$2,115	$4,230	$626,647
Generation Facilities	9,895	9,895	9,895	9,895	9,895	1,065,127
Kendall	4,220	4,220	4,220	4,220	4,220	383,801
Ontelaunee	—	—	150,000	—	—	—

Total principal payments	$14,115	$14,115	$164,115	$16,230	$18,345	$2,075,575

(a) Plum Point

Effective March 14, 2006, PPEA closed its financing for the Plum Point Project with a consortium of financial institutions (the “PPEA Lenders”). The financing consists of (1) (a) a $423 million term loan, (b) a $50 million revolver and (c) a $102 million letter of credit facility (collectively, the “First Lien Facility”) and (2) a $175 million term loan (the “Second Lien Facility”), (and collectively with the First Lien Facility, the “PPEA Credit Facility”).

On March 14, 2006, PPEA borrowed $423 million under the First Lien Facility and $175 million under the Second Lien Facility. The proceeds of the loans issued under the PPEA Credit Facility will be used to fund PPEA’s pro rata portion of the construction costs for the development of the Plum Point Project, fund interest expense during construction, provide for a six month debt service reserve when commercial operations are achieved and provide PPEA’s pro rata portion of working capital for the operations of the Plum Point Project.

In conjunction with the sale to MEAM on June 8, 2006, the principal amount of the outstanding loans under the First Lien Facility and the Second Lien Facility was repaid pro rata by $66.8 million and the amount of the letters of credit issued under an Equity Contribution Agreement (the “Equity Agreement”) were reduced by $14.6 million.

Outstanding loans under the First Lien Facility and Second Lien Facility at September 30, 2006 totaled $376 million and $157 million, respectively. The interest rates in effect on loans under the First Lien Facility and Second Lien Facility at September 30, 2006 was 8.62% and 10.62%, respectively.

Concurrent with the financing under the PPEA Credit Facility, PPEA entered into two interest rate swap agreements. The terms of the swaps require PPEA to pay a fixed rate and receive a floating rate. The swaps mature in March 2014. The fixed rate is 5.15% while the floating rate is based on 3 month LIBOR rate (see note 9).

The loans are secured by all of the assets and contract rights of PPEA. The PPEA Credit Facility and the Depositary Agreement (the “Depositary Agreement”), (collectively, the “Credit Documents”) set forth, among other things: (a) terms and conditions upon which loans and disbursements are to be made under the PPEA Credit Facility; (b) the mechanism for which loan proceeds, operating revenues, equity contributions and other amounts received by PPEA are disbursed to pay construction costs, operations and maintenance costs, debt service and other amounts due from PPEA; (c) the conditions that must be satisfied prior to making distributions from PPEA; and (d) the covenants and reporting requirements PPEA is required to be in compliance with during the terms of the loans.

The Credit Documents require compliance with covenants, relating to among other things, compliance with reporting requirements, limitations on the use of the proceeds under the PPEA Credit Facility, additional indebtedness, and disposition of assets. The Credit Documents also describe events of default which include, among others, failure to make payments in accordance with the terms of the PPEA Credit Facility and failure to comply with agreements entered into by PPEA.

Principal payments of the loans under the First Lien Facility and Second Lien Facility are not due until the project achieves commercial operations (“COD”), currently projected to be in the summer of 2010. At COD, annual mandatory amortization of the term loan under the First Lien Facility is 1.0%, payable quarterly. Subject to the priority allocation of cash described in the Credit Documents, after the payment of, among other things, operating expenses, repayment of borrowings under the revolver, funding of certain reserve accounts, and payment of mandatory interest and principal, all excess cash generated is applied to pay down principal. The term loan and letter of credit facility under the First Lien Facility mature in March 2014. The revolver matures in March 2012. The term loan under the Second Lien Facility matures in September 2014.

Under the terms of the Equity Agreement, PPEA Holding Company, LLC (“PPEA Holding”) is required to make an aggregate equity contribution to PPEA in the amount of $210 million prior to the completion of construction of the Plum Point Project. As security for this obligation, each member of PPEA Holding or its affiliate has issued separate letters of credit in favor of the PPEA Lenders. Letters of credit in the amount of $118 million and $17 million were issued by LSP Plum Point Holding, LLC and LS Associates, respectively.

PPEA, the City of Osceola, Arkansas (the “City”), Mississippi County, Arkansas, the Osceola School District No. 1 of Mississippi County and the Mississippi County Community College District entered into an agreement (the “PILOT Agreement”) whereby the City agreed to issue Industrial Development Revenue Bonds for the purpose of acquiring, constructing and equipping certain industrial facilities within or near the City that make up the Plum Point Project. Pursuant to the PILOT Agreement, the City agreed to enter into a lease agreement whereby the Plum Point Project would be leased from the City to PPEA. In return, PPEA agreed to make (i) a one time donation to the City, the School District and the Community College and (ii) payments in lieu of certain ad valorem taxes over the term of the lease or any extension term of the lease.

On March 1, 2006, the City and PPEA entered into a Lease Agreement, Trust Indenture and Guaranty Agreement and other ancillary documents (collectively, the “Taxable Bond Documents”). Pursuant to the Trust Indenture, the City issued the City of Osceola, Arkansas Taxable Industrial Development Revenue Bonds, Series 2006, in the aggregate principal amount of up to $980 million (the “Taxable Bonds”) for the purpose of acquiring, constructing and equipping certain industrial facilities that make up the Plum Point Project. Pursuant to the Lease Agreement, the City leased the project to PPEA for a term to match the maturity of the Taxable Bonds (March 1, 2036).

Under the Lease Agreement, PPEA is required to pay, as rent, amounts equal to any amounts payable from time to time as principal and accrued interest on the Taxable Bonds. Under the Trust Indenture, the Taxable Bonds are not full recourse obligations of the City but are rather limited recourse obligations that are payable only out of amounts received as rent under the Lease Agreement. PPEA is the sole holder of the Taxable Bonds. Consequently, PPEA is both the payor and the ultimate payee of the amounts payable by PPEA as rent under the Lease Agreement. In recognition of this fact: (i) the Taxable Bond Documents permit PPEA to satisfy its obligation to make rent payments by way of netting the amount of each rent payment against the equal amount otherwise payable at such time to PPEA as holder of the Taxable Bonds, and (ii) as a result of such netting, PPEA is not expected to have any obligation to make any cash payments under the Lease Agreement.

On April 1, 2006, the City and PPEA entered into a loan agreement authorizing that the proceeds of the City of Osceola, Arkansas Solid Waste Disposal Revenue Bonds (Plum Point Energy Associates, LLC Project) in the aggregate amount of $100 million (the “Tax Exempt Bonds”) will be loaned by the City to PPEA. The Tax Exempt Bonds are issued pursuant to and secured by a Trust Indenture dated April 1, 2006 between the City, PPEA and Regions Bank as Trustee. The purpose of the Tax Exempt Bonds is to finance certain of PPEA’s undivided interests in various sewage and solid waste collection and disposal facilities. These systems are eligible for tax exempt financing. To support the payment of the Tax Exempt Bonds, an irrevocable letter of credit was issued for the benefit of the owners of the Tax Exempt Bonds in the amount of $101 million. The letter of credit was issued pursuant to the PPEA Credit Facility.

(b) Generation Facilities

A portion of the purchase price of the Generation Acquisition was funded through the issuance of term loans by Gen Finance, a wholly owned subsidiary of LSP Gen, under two credit agreements, the First Lien Loan Facility and the Second Lien Loan Facility (collectively, the “Gen Finance Credit Facilities”). The Gen Finance Credit Facilities consist of:

(1) a $950 million 7 year first lien term loan, a $40 million 7 year first lien delayed draw term loan, and a $150 million 8 year second lien term loan; all used to (i) fund a portion of the Generation Acquisition and (ii) pay a portion of the fees and expenses associated with the transaction;

(2) a $100 million 5 year first lien revolving and letter of credit facility that is used for general corporate, liquidity and working capital purposes (the “Working Capital Facility”);

(3) a $500 million 7 year first lien funded letter of credit facility (the “Special LC Facility”). The Special LC Facility is used to (i) support obligations under certain agreements and (ii) satisfy certain collateral requirements with respect to maintenance, operations, fuel purchase, transportation and transmission services; and

(4) a $150 million 5 year incremental letter of credit facility, which may be used to provide support to permitted project related agreements and other uses which are necessary for the operation of the business.

The interest rate on loans under the Gen Finance Credit Facilities adjusts for each interest period based on the adjusted LIBO rate. The interest rates in effect at September 30, 2006 for the first lien term loans and second lien term loans were 7.12% and 8.87%, respectively.

Annual mandatory amortization of the term loans under the First Lien Loan Facility is 1.0%, payable quarterly. Subject to the priority allocation of cash described in the Gen Finance Credit Facilities after the payment of, among other things, operating expenses, repayment of borrowings under the Working Capital Facility, funding of certain reserve accounts, and payment of mandatory interest and principal, between 75% and 95% of excess cash generated, depending on attainment of certain debt amortization targets, is applied to pay down principal. The term loans under the First Lien Loan Facility mature in May 2013. The term loans under the Second Lien Loan Facility mature in May 2014. The Working Capital Facility matures in May 2011.

In connection with the Gen Finance Credit Facilities, Gen Finance entered into three interest rate swap agreements. The terms of the swaps require Gen Finance to pay a fixed rate and receive a floating rate. The floating rate is based on 3 month LIBO rate (see note 9).

The Gen Finance Credit Facilities require that proceeds from borrowings, the receipt of revenues, debt service payments and the payments for certain categories of expenses each be segregated into separate bank accounts. Under the terms of a security deposit agreement (the “Security Deposit Agreement”), Gen Finance has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Gen Finance Credit Facilities. Gen Finance has also established a liquidity reserve account which may be funded at Gen Finance’s option with cash, equity commitments or through commitments under the Working Capital Facility. The liquidity reserve is to be in an amount equal to the lesser of (A) $50 million and (B) an amount equal to the sum of (i) six months of scheduled debt service plus (ii) a portion of certain projected major maintenance costs.

All obligations of Gen Finance under the Gen Finance Credit Facilities are guaranteed by all of the wholly owned existing subsidiaries and certain other affiliates of Gen Finance.

In August 2006, Gen Finance entered into an agreement with a financial institution, under which the financial institution agreed to provide credit support in the form of cash deposits, up to a specified amount. This credit support may be required under the Moss Landing 6&7 tolling agreement (see note 7). The agreement expires on December 31, 2010 unless terminated earlier in accordance with the terms of the agreement. Gen Finance is required to pay to the financial institution three commitment fee payments of approximately $2.6 million on each of February 1, 2007, August 1, 2007 and February 1, 2008.

In April 1999, the California Maritime Infrastructure Authority (“CMIA”) issued $115 million of Taxable Lease Revenue Bonds (the “South Bay Bonds”) due November 1, 2009 and loaned the proceeds to the San Diego Unified Port District (“SDUPD”) to acquire the South Bay facility. Simultaneous with the purchase of the facility, SDUPD entered into a lease agreement with Duke Energy South Bay, LLC (“South Bay”). South Bay’s obligations under the lease, which expires on February 1, 2010, include the payment of rent in an amount sufficient to cover principal and interest under the South Bay Bonds. In connection with the Generation Acquisition, the Company assumed the remaining lease obligation of $55.9 million. Effective August 1, 2006, the Company defeased the lease through the purchase and deposit of $55.9 million of United States Treasury securities into an escrow account. These funds will be used by the escrow agent to pay, when due, interest and principal on the South Bay Bonds. The remaining lease obligation was removed from the Company’s books as it was deemed repaid and South Bay was relieved of its obligation to make future lease payments. The Company will continue to operate the facility through February 1, 2010 and is in the process of negotiating a new lease agreement with SDUPD.

(c) Kendall

The Company refinanced Kendall’s credit facility on October 7, 2005 with a new 8 year $422 million Senior Secured Term Loan Facility (the “Term Loan Facility”) and a 6 year $10 million Senior Secured Liquidity Facility (the “Liquidity Facility” and collectively with the Term Loan Facility, the “Credit Facility”). The interest rate for the Term Loan Facility adjusts each interest period based on an adjusted LIBO rate. The interest rates in effect at September 30, 2006 and December 31, 2005, were 7.367% and 6.527%, respectively. The proceeds were used to retire outstanding debt of $440.9 million, pay interest rate swap breakage fees of $5.5 million, pay accrued interest of approximately $600,000 and debt issuance costs of $10.5 million.

The terms of the Credit Facility require Kendall to hedge a minimum of 50% of the Term Loan Facility. Accordingly, concurrent with the refinancing, the Company entered into an interest rate swap agreement. The terms of the swap require the Company to pay a fixed rate and receive a floating rate. The floating rate is based on the three month LIBO rate (see note 9).

For the nine months ended September 30, 2006 and 2005, Kendall made principal payments of approximately $16.1 million and $25.6 million, respectively. Interest payments of $22.5 million and $21.5 million were made for the nine months ended September 30, 2006 and 2005, respectively.

Kendall may, at its option, prepay the outstanding term loan in whole or in part at any time, subject to payment of a premium equal to 3.00% of the amount being prepaid if the prepayment occurs during the first year of the Kendall credit facility (which has passed) and 1.00% of the amount being prepaid if the prepayment occurs during the second year of the Kendall credit facility, with no premium required thereafter. Mandatory principal payments are payable quarterly at the rate of 1% per annum of the original outstanding principal amount of the Term Loan Facility of $422 million. If the outstanding principal amount of the Term Loan Facility exceeds the Targeted Principal Outstanding (defined below), (i) 100% of the amount, if any, of Excess Cash Flow (as defined) for the quarter up to the amount required for the outstanding principal amount of the Term Loan Facility to equal the Targeted Principal Outstanding, and (ii) 50% of the amount, if any, of the Excess Cash Flow (as defined) for the quarter remaining after the application of (i) shall be used to prepay the outstanding principal amount of the Term Loan Facility. The Targeted Principal Outstanding refers to the aggregate principal amount of Term Loans specified to be outstanding as of a certain date, as detailed below.

	Mandatory Principal Payments	Principal Outstanding
		Minimum	Targeted
	(In thousands)
2006	$4,220	$416,725	$402,130
2007	4,220	412,505	380,595
2008	4,220	408,285	350,946
2009	4,220	404,065	310,396
2010	4,220	399,845	256,349
Thereafter	399,845

In addition to the $4.2 million mandatory principal payments, the Company estimates that additional principal payments of $16.4 million will be made from Excess Cash Flow (as defined) during the next twelve months and has included such amount in current portion of long-term debt in the accompanying combined balance sheet as of September 30, 2006.

There were no amounts outstanding under the Liquidity Facility as of September 30, 2006 and December 31, 2005. A commitment fee of 0.50% per annum is payable on the average daily unused amount of the Liquidity Facility.

All of the assets and contract rights of Kendall are collateral for outstanding loans.

The Credit Facility requires that proceeds from borrowings, the receipt of revenues, debt service payments and the payments for certain categories of expenses each be segregated into separate bank accounts. Under the terms of a depositary agreement dated October 7, 2005, Kendall has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Credit Facility. The Credit Facility requires Kendall to maintain a $20 million debt service reserve account.

The Credit Facility requires compliance with certain covenants, relating to among other things, financial ratios, certain reporting requirements, additional indebtedness, certain new and existing agreements and other activities.

(d) Ontelaunee

On December 7, 2005, Ontelaunee entered into a $125 million term loan agreement (the “Credit Agreement”) with a financial institution. The proceeds were used to refinance a portion of the debt incurred in connection with the Ontelaunee Acquisition. At December 31, 2005, $125 million was outstanding under the Credit Agreement, bearing interest at a variable rate (7.83% at December 31, 2005).

On May 5, 2006, Ontelaunee refinanced its existing Credit Agreement with a new 3 year $100 million term loan (the “First Lien Term Loan”) and a 3 year $50 million term loan (the “Second Lien Term Loan”). Approximately $22 million of the proceeds from the new loans were distributed to the owners. The loans expire on May 4, 2009. There were no principal paydowns during 2006. Substantially all of Ontelaunee’s assets and contract rights are pledged as collateral on the First Lien Term Loan and Second Lien Term Loan. The interest rates in effect at September 30, 2006 for First Lien Term Loan and Second Lien Term Loan were 7.37% and 9.37%, respectively.

The First Lien Term Loan and Second Lien Term Loan require compliance with certain covenants, relating to among other things, compliance with certain reporting requirements, additional indebtedness, certain new and existing agreements and other activities.

(9)	Derivative Instruments and Hedging Activities

The Company enters into interest rate swaps and other contracts to reduce its exposure to market risks from changing interest, commodity, and energy rates. Interest rate swap agreements are used to convert the floating interest rate component of a portion of the Company’s long term debt obligations to fixed rates (see note 8). Such interest rate swap agreements qualify as cash flow hedges.

The following table summarizes the Company’s outstanding interest rate swap agreements as of September 30, 2006:

Entity	Notional Amount	Fair Value	Fixed Rate	Termination Date
	(In thousands)
Plum Point	$123,000	$(3,658)	5.15%	March 2014
Generation Facilities	1,002,000	(7,667)	5.19%	March 2016
Kendall	386,173	3,539	4.80%	September 2015

Total	$1,511,173	$(7,786)

The Company expects $1.9 million of deferred net gains on interest rate swaps accumulated in OCI to be recognized in earnings during the next twelve months. No ineffectiveness was recognized on interest rate swaps that qualify as hedges during the nine months ended September 30, 2006 and 2005.

In addition, the Company has entered into heat rate call option contracts for a number of its electric generating facilities (see note 7). Such option contracts do not qualify for hedge accounting and therefore the Company records any changes in the fair value of the heat rate call option contracts in current period earnings. The fair value of all the heat rate call option contracts at September 30, 2006 and December 31, 2005 totaled $8.3 million and zero, respectively. For the nine months ended September 30, 2006, the Company recorded income of $8.3 million in energy and capacity revenues in the combined statement of operations.

(10)	Other Long Term Liabilities

As of September 30, 2006 and December 31, 2005, other long term liabilities included approximately $11.1 million and $11.7 million, respectively, of accrued state sales tax. Equipment purchased certain generating equipment used in the construction of the Kendall facility totaling approximately $225.1 million. State sales tax on these equipment purchases was deferred and estimated annual sales tax payments for the next five years will approximate $696,000 per year.

(11)	Related Party Transactions

The Company has notes payable to an affiliate (LS Associates) in the amount of $3.4 million and $1.2 million at September 30, 2006 and December 31, 2005, respectively. The notes bear interest at the prime interest rates published by the Federal Reserve Board as adjusted quarterly. The average interest rates at September 30, 2006 and December 31, 2005 on the notes were 8.17% and 6.23%, respectively. The notes are unsecured with $1.2 million due February 6, 2007 and the remaining outstanding amounts due in 2010.

Project development costs, including salaries and general and administrative costs, are primarily funded and paid for by LS Associates. Such fundings are reflected as capital contributions in the combined financial statements.

(12)	Income Taxes

Income tax expense for the nine months ended September 30, 2006 consisted of:

(in thousands)
Current:
U.S. Federal	$4,694
State and local	1,493

Total current	6,187

Deferred:
U.S. Federal	(1,889)
State and local	(680)

Total deferred	(2,569)

Total income tax expense	$3,618

As of September 30, 2005, there were no corporations included in the combined financial statements. At September 30, 2006, gross deferred tax assets totaled $6.2 million which consisted of $3.6 million related to federal and state net operating losses and $2.6 million related to an investment basis difference.

The Company assesses the realization of its deferred tax assets to determine whether a valuation allowance is required on its deferred tax assets. Based on all available evidence, both positive and negative, and the weight of that evidence, the Company determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. The Company considers the scheduled reversals of deferred tax liabilities, projected taxable income, and tax planning strategies in making the assessment of the amount of valuation allowance.

At September 30, 2006, the Company established a $3.6 million valuation allowance for a portion of the federal and state net operating losses due to the uncertainty of future earnings of certain entities included in the combined financial statements and management’s inability to affect a tax planning strategy to utilize such net operating losses due to the planned merger agreement with Dynegy Inc. (see note 14).

Based upon the level of taxable income and projections for future taxable income over the period in which the Company’s deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at September 30, 2006.

At September 30, 2006 the Company had available federal and state net operating loss carry forwards of $9.2 million and $9.2 million, respectively. The net operating loss carry forwards, if unutilized, will expire in the years 2011 through 2026.

Income taxes payable at September 30, 2006 totaled $6.2 million. No income taxes were paid during the nine months ended September 30, 2006.

(13)	Owners’ Equity

Profits, losses and distributions are allocated in accordance with the provisions of the applicable organizational documents.

In October 2005, Kendall Holding issued 610 Class A preferred units (the “Class A Units”) and 610 Class B preferred units (the “Class B Units”) to LS Equity Partners for approximately $9.2 million and $12.2 million, respectively, and 390 Class A Units and 390 Class B Units to Kendall Blocker for approximately $5.8 million and $7.8 million, respectively. Proceeds from the issuance of all the Class B Units were used to temporarily fund a debt service reserve account at Kendall.

The Class A Units earn a 12% per annum preferred return. Such preferred return is required to be paid prior to any other distributions. No applicable distributions were paid as of December 31, 2005. Preferred return in arrears totaled $450,000 and $415,000 at September 30, 2006 and December 31, 2005, respectively. In July 2006, $802,000 and $513,000 of such preferred distributions were paid to LS Equity Partners and Kendall Blocker, respectively. Kendall Blocker distributed such funds to PIE.

(14)	Commitments and Contingencies

Kendall

Concurrent with the Kendall Acquisition, a receivable in the amount of $12 million had been recorded which represented management’s estimate of the fair value related to claims for (i) reservation payments under the DPM PPA due Kendall for the periods from July 21, 2001 through March 26, 2002 and from July 21, 2001 through April 4, 2002 for Unit 1 and Unit 2, respectively; and (ii) an adjustment to prior invoices for replacement power obligations for the months of July and August 2001. In addition, Kendall invoiced DPM for reservation payments under the DPM PPA based upon Kendall’s interpretation of the start date of the initial contract year. DPM has disputed these claims. In 2005, management revised its estimate for these claims to be $2 million which was reflected as an adjustment to the purchase price allocation. In February 2005, DPM issued a notice of default under the DPM PPA claiming that Kendall has failed to construct the plant in order to provide power that could be dispatched in accordance with the DPM PPA. Kendall has disputed this claim. In May 2005, DPM filed a demand for arbitration claiming (i) Kendall breached and is in breach of the DPM PPA by failing to construct, operate and maintain the plant and dedicated units in accordance with prudent industry practices and the terms of the DPM PPA and (ii) the payments demanded by Kendall are not due or payable under the terms of the DPM PPA. Kendall has filed an answering statement and counterclaim in the arbitration denying DPM’s claims and seeking payment for the claims identified above. In light of the execution of an agreement on September 14, 2006 to enter into a merger with Dynegy Inc. (as described below), Kendall and DPM entered into a letter agreement dated October 31, 2006 regarding the arbitration whereby the claims and counterclaims have been dismissed voluntarily without prejudice. All applicable periods of limitations regarding the claims and defenses are tolled through the date of the closing of the merger transaction or June 30, 2007, whichever occurs first. DPM and Kendall have agreed to execute final and mutual releases within seven days of the merger transaction closing. As a result, Kendall charged to expense the $2 million receivable for claims under the DPM PPA as of September 30, 2006.

During the development of the Kendall facility, Kendall entered into a tax agreement (the “Tax Agreement”) with Kendall County, Illinois and Seward Township, Illinois. The Tax Agreement specified an allocation of 10-20% of the direct construction costs of the Kendall facility to be treated as real property, and thus taxed as such, and the remainder to be treated as personal property, and not subject to real estate taxes. Two local school districts (the “School Districts”) that were not parties to the Tax Agreement filed an appeal of Kendall’s 2001 and 2002 tax assessments at the county level. The School Districts argue that the entire Kendall facility, including all construction costs and generating equipment, is assessable. Kendall contends that only the land, buildings and site improvements are assessable. The School Districts’ 2001 appeal at the county level was unsuccessful. The School Districts’ appeal of the Kendall 2002 assessment at the county level was successful and, as a result, the assessments for 2002, 2003 and 2004 were increased and the related taxes were expensed and paid by Kendall. Kendall’s assessment for all years (2001-2004) is currently under appeal at the state level in front of the Illinois Property Tax Appeal Board (the “PTAB”). In April 2005, the PTAB held a hearing in connection with Kendall’s 2001 real estate taxes. In February 2006, the PTAB ruled in favor of Kendall for the 2001 tax year. On April 21, 2006, the School Districts filed a record of appeal. On June 30, 2006, the PTAB declared that the refund due to Kendall for 2001 taxes needed to be held in an escrow account until further court review.

National Energy Production Corporation (“NEPCO”) and Dick Corporation (“DC”) (collectively, the “Kendall Contractor”) had entered into an Engineering Procurement and Construction contract (the “Kendall EPC”) to design, engineer and construct the Kendall facility. In 2002, Kendall filed a proof of claim against Enron Corp. (“Enron”) with respect to a guaranty of the contractor’s obligations to Kendall under the EPC Agreement and a proof of claim against NEPCO relating to the EPC Agreement. Pursuant to a Stipulation and Consent Order entered on January 25, 2006, Kendall’s claims with Enron and NEPCO were settled in the amount of $6.5 million and $6.5 million, respectively. Enron and certain of its affiliates, including NEPCO had filed voluntary petitions for relief under bankruptcy laws. Accordingly, the settlement was approved by the bankruptcy court on February 7, 2006. As of September 30, 2006 and December 31, 2005, no receivable had been recorded related to this matter.

Effective March 30, 2006, Kendall Holding assigned all of its rights in future distributions from Kendall arising under these claims to a third party for approximately $3.1 million. Such amount is recorded in other income, net on the combined statement of operations. In October 2006, Kendall received $835,000 under these claims and such proceeds were paid to the third party.

Generation Facilities

Bridgeport Energy, LLC (“Bridgeport”) is currently in settlement negotiations with other New England parties—principally, the Connecticut Department of Public Utility Control (“CDPUC”), the Connecticut Office of Consumer Counsel (“CT OCC”), the Connecticut Municipal Electric Energy Cooperative (“CMEEC”), ISO New England, and the FERC Trial Staff (collectively the “Parties”)—to establish a cost of service revenue requirement for the Bridgeport facility under a cost of service RMR Agreement (the “Bridgeport RMR Agreement”) filed with FERC on February 18, 2005. Bridgeport has been operating under that filed, but as yet unapproved, contract since June 1, 2005. On July 19, 2005, FERC conditionally allowed the Bridgeport RMR Agreement to go into effect, but set Bridgeport’s eligibility for the Agreement and the amount of cost of service for hearing and settlement procedures. The Bridgeport RMR Agreement provides for an annual fixed revenue requirement of $57.8 million and certain variable operating cost reimbursements (the “VOM”). After negotiations, on April 19, 2006, a Partial Settlement Agreement among most of the above parties was submitted to FERC, and is still pending approval. This Partial Settlement Agreement would resolve all issues in the proceeding, except for the amount of the cost of service revenue requirement, and called for the parties to expeditiously negotiate the remaining issue, the amount of the cost of service.

The parties and Bridgeport have been conducting ongoing discussions to settle the cost of service issue with certain downward adjustments and modification to the VOM. A potential settlement will include a refund for the period beginning June 1, 2005 to the effective settlement date. If a settlement is not achieved, Bridgeport and the Parties will likely require on going hearings and formal FERC resolution. As of September 30, 2006, the Company has reserved $6.5 million for a potential refund.

South Bay is party to a Lease Agreement (the “South Bay Lease”) with SDUPD pursuant to which South Bay is currently leasing the existing South Bay facility from SDUPD. The South Bay Lease will terminate on February 1, 2010 (or, if later, the date on which South Bay is no longer subject to a reliability must run contract with the California ISO). Upon termination of the Lease, South Bay will be obligated, at its sole cost and expense, to decommission, dismantle and remove the existing power plant facility. In addition, pursuant to a separate Environmental Remediation Agreement (the “ERA”) between South Bay and SDUPD, South Bay is responsible for remediation of any contamination that may have been released at the existing South Bay facility site after commencement of the lease, as well as remediation of certain parcels in the vicinity of the South Bay facility site. Pursuant to the asset purchase agreement under which SDUPD purchased the South Bay facility and related properties from SDG&E, SDG&E indemnified SDUPD for certain types of pre existing contamination, including certain types of pre closing contamination at the South Bay facility, and South Bay is a beneficiary of these SDG&E indemnities.

South Bay’s decommissioning, dismantling and removal obligations under the South Bay Lease, as well as its environmental cleanup obligations under the related ERA, are guaranteed by Duke Capital, LLC (“Duke Capital”). In the event Duke Capital were required to perform under such guaranties, Duke Capital would be permitted to draw upon letters of credit issued to Duke Capital pursuant to the Gen Finance credit facilities totaling $38 million. In addition, LSP Gen has agreed to indemnify Duke Capital for any losses Duke Capital may incur as a result of the existing guaranties. As of September 30, 2006, the Company has recorded a $22.5 million liability for its decommissioning, dismantling and removal obligations.

Each of the Morro Bay, Moss Landing and Oakland facilities were purchased from PG&E in 1997. Each of the current owners of these plants agreed under the purchase and sale agreements with PG&E to indemnify PG&E for liabilities arising out of post closing environmental contamination and certain other types of claims caused by the current owners. These entities obligations under the purchase and sale agreements, including such indemnification obligations, are guaranteed by Duke Capital. In the event Duke Capital were required to perform under such guaranties, Duke Capital would be permitted to draw upon letters of credit issued to Duke Capital pursuant to the Gen Finance credit facilities totaling $15 million (capped at $5 million per project). In addition, LSP Gen has agreed to indemnify Duke Capital for any losses Duke Capital may incur as a result of the existing guaranties. The current owners of the Morro Bay, Moss Landing and Oakland facilities are also beneficiaries of indemnities provided by PG&E for certain matters, including certain types of pre existing environmental contamination.

Other

To satisfy certain of the Company’s contractual obligations the Company has issued letters of credit in favor of counterparties totaling approximately $797.4 million and $38.2 million as of September 30, 2006 and December 31, 2005, respectively.

The Company enters into contracts that contain various representations, warranties, indemnifications and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Planned Merger

On September 15, 2006, the LS Power Group announced that LS Associates, LS Power, LS Equity Partners, PIE and LSP Gen Investors, L.P. (collectively, the “LS Entities”) had entered into a Plan of Merger, Contribution and Sale Agreement dated as of September 14, 2006 (the “Dynegy Merger Agreement”) with Dynegy Inc. (“Dynegy”), Dynegy Acquisition Inc. (“New Dynegy”) and Falcon Merger Sub Co. (“Merger Sub”), a wholly owned subsidiary of New Dynegy. Pursuant to the Dynegy Merger Agreement, (a) Merger Sub will be merged (the “Merger”) with and into Dynegy and Dynegy will become a wholly owned subsidiary of New Dynegy (b) the LS Entities will contribute certain interests in power generation entities to New Dynegy in exchange for (i) 340 million shares of New Dynegy Class B common stock, par value $0.01 per share, and (ii) $163 million in aggregate principal amount of notes to be issued by New Dynegy; and (c) the LS Entities will sell Kendall Holding and LSP Kendall Blocker, Inc. to New Dynegy in exchange for (i) $100 million in cash and (ii) $112 million in aggregate principal amount of notes to be issued by New Dynegy. Each share of Dynegy’s common stock outstanding at the time of the Merger will be converted into the right to receive one share of New Dynegy Class A common stock, par value $0.01 per share, following the Merger.

Independent Auditors’ Report

The Members

LS Power Development, LLC:

We have audited the accompanying combined balance sheet of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005, and the related combined statements of operations, owners’ equity and comprehensive loss, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Power Generation Business of LS Power Development, LLC and Affiliates as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Short Hills, New Jersey

December 6, 2006

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Balance Sheets

December 31, 2005 and 2004

(In thousands of dollars)

	2005	2004
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,892	$120
Restricted cash	29,751	36,456
Accounts receivable-trade, net of allowance for doubtful accounts of $436 and $0, respectively	8,082	17,106
Accounts receivable-other	654	—
Inventory	5,184	902
Prepaid expenses	2,092	—
Other current assets	296	363

Total current assets	49,951	54,947
Property, plant, and equipment, net	349,329	142,196
Acquired intangible assets, net	253,847	276,733
Other noncurrent assets	1,255	1,188
Deferred financing costs, net	10,175	—

Total assets	$664,557	$475,064

Liabilities and Owners’ Equity
Current liabilities:
Current portion of long-term debt	$19,835	$655
Short-term debt	125,000	—
Accounts payable	2,911	1,441
Accounts payable-affiliate	1,640	66
Accrued interest payable	811	51
Accrued expenses	7,412	6,506

Total current liabilities	157,609	8,719
Long-term debt, net of discount	401,110	438,752
Note payable-affiliate, including accrued interest	1,376	1,304
Derivative instruments	95	13,431
Other long-term liabilities	11,666	12,370

Total liabilities	571,856	474,576

Commitments and contingencies (notes 7 and 14)
Owners’ equity
Ownership interests	167,891	26,370
Accumulated other comprehensive loss	(95)	—
Accumulated deficit	(75,095)	(25,882)

Total owners’ equity	92,701	488

Total liabilities and owner’s equity	$664,557	$475,064

See accompanying notes to combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Operations

(In thousands of dollars)

	Year Ended December 31, 2005	Period from December 1, 2004 through December 31, 2004
		(Unaudited)
Revenues:
Energy and capacity revenues	$65,537	$2,680
Ancillary revenues	373	—

Total revenues	65,910	2,680

Operating expenses:
Fuel and operations and maintenance expenses	43,985	1,396
Depreciation	6,573	387
Project development expenses	16,097	1,171
General and administrative expenses	5,215	161

Total operating expenses	71,870	3,115

Loss from operations	(5,960)	(435)
Interest expense and amortization of deferred financing costs	(57,160)	(3,828)
Interest income	1,121	87
Other income, net	12,786	2,375

Net loss	$(49,213)	$(1,801)

See accompanying notes to combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Owners’ Equity and Comprehensive Loss

Year Ended December 31, 2005 and

Period from December 1, 2004 through December 31, 2004 (Unaudited)

(In thousands of dollars)

	Owners’ interests	Accumulated deficit	Accumulated other comprehensive loss	Total owners’ equity (deficit)
Balances at December 1, 2004—unaudited	$23,833	$(24,081)	$—	$(248)
Capital contributions	2,537			2,537
Net loss and comprehensive loss	—	(1,801)	—	(1,801)

Balances at December 31, 2004—unaudited	$26,370	$(25,882)	—	$488
Net loss	—	(49,213)	—	(49,213)
Change in unrealized loss on derivatives	—	—	(95)	(95)

Total comprehensive loss				(49,308)
Distributions	(144,939)	—	—	(144,939)
Capital contributions	286,460	—	—	286,460

Balances at December 31, 2005	$167,891	$(75,095)	$(95)	$92,701

See accompanying notes to combined financial statements.

POWER GENERATION BUSINESS OF

LS POWER DEVELOPMENT, LLC AND AFFILIATES

Combined Statements of Cash Flows

(In thousands of dollars)

	Year Ended December 31, 2005	Period from December 1, 2004 through December 31, 2004
		(Unaudited)
Cash flows from operating activities:
Net loss	$(49,213)	$(1,801)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Increase in accrued interest income receivable on deposits for electrical transmission service	(67)	(16)
Increase in accrued interest expense—affiliate loans	72	—
Depreciation	6,573	387
Amortization of intangible assets	29,998	2,432
Amortization of debt discount	27,116	1,562
Amortization of deferred financing costs	366	—
Bad debt expense	436	—
Gain on derivative instruments	(7,979)	(2,376)
Realized gain on option	(667)	—
Swap breakage costs	(5,452)	—
Change in assets and liabilities, net of effects from business combinations:
Increase in accounts receivable—trade	(1,422)	(70)
Increase in accounts receivable—other	(64)	—
Increase in inventory	(506)	(19)
Increase in prepaid expenses	(1,073)	—
Decrease (increase) in other current assets	206	(50)
Increase in accounts payable	733	954
Increase in accounts payable—affiliates	1,639	67
Increase in accrued interest payable	761	—
Increase (decrease) in accrued expenses	567	(5,149)
Decrease in other long-term liabilities	(704)	(59)

Cash provided by (used in) operating activities	1,320	(4,138)

Cash flows from investing activities:
Acquisition of assets and liabilities assumed, net of cash acquired	(212,548)	(1,293)
Capital expenditures	(1,340)	(59)
Change in restricted cash	6,705	5,451

Cash provided by (used in) investing activities	(207,183)	4,099

Cash flows from financing activities:
Principal payments on long-term debt	(467,578)	(2,498)
Debt issuance costs	(11,308)	—
Proceeds from issuance of term loans	547,000	—
Capital contributions	286,460	2,537
Distributions	(144,939)	—

Cash provided by financing activities	209,635	39

Increase in cash and cash equivalents	3,772	—
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	120	120

Cash and cash equivalents, end period	$3,892	$120

Supplemental disclosure of cash flow information:
Cash paid for interest	$28,828	$6,403

See accompanying notes to combined financial statements.

NOTES TO AUDITED COMBINED FINANCIAL STATEMENTS

(1)	Basis of Presentation and Organization

LS Power Development, LLC and affiliates (the “LS Power Group”) is a group of integrated development, investment and management companies focusing on the power generation industry. LS Power Development, LLC (“Development”), a Delaware limited liability company, is the general partner of LS Power Associates, LP (“LS Associates”), a Delaware limited partnership, through which the LS Power Group develops, manages and invests in power generation projects. In addition, Development is the general partner of LS Power Partners, L.P. (“LS Power”), a Delaware limited partnership. LS Power is the general partner of LS Power Equity Partners, L.P. (“LS Equity Partners”) and LS Power Equity Partners PIE I, LP (“PIE”), both Delaware limited partnerships. LS Equity Partners and PIE co invest in companies engaged in the power industry.

The accompanying combined financial statements include the financial statements of LSP Kendall Holding, LLC and its wholly owned subsidiaries of LSP Kendall Energy, LLC and LSP Equipment, LLC; LSP Services Kendall, LLC; LSP Kendall Blocker, Inc.; LSP Ontelaunee Holding, LLC and its wholly owned subsidiary of Ontelaunee Power Operating Company, LLC; LSP ONT Blocker, Inc.; and certain power generation development projects, including Plum Point Energy Associates, LLC, which are in early stages of development and are owned directly or indirectly by LS Associates. As of December 31, 2005, none of the power generation development projects had reached the construction phase of development. The entities listed in this paragraph, excluding LS Associates, are collectively referred to within the accompanying combined financial statements as the Company.

On December 1, 2004, LSP Kendall Holding, LLC (“Kendall Holding”), a wholly owned subsidiary of LS Associates acquired 100% of the outstanding membership interests of LSP Kendall Energy, LLC (“Kendall”) and LSP Equipment, LLC (“Equipment”) (the “Kendall Acquisition”). Kendall Holding was formed to acquire 100% of the outstanding membership interests of Kendall and Equipment. The acquisition was accounted for under the purchase method of accounting and the results of Kendall’s operations have been included in the combined financial statements since the date of acquisition (see note 3). The current members of Kendall Holding are LS Associates, LS Equity Partners and LSP Kendall Blocker, Inc. (“Kendall Blocker”). LS Equity Partners and Kendall Blocker were admitted as members in October 2005 (see note 3).

On October 6, 2005, LSP Ontelaunee Holding, LLC (“Ont Holding”), acquired 100% of the outstanding membership interests of Ontelaunee Power Operating Company, LLC (“Ontelaunee”) (the “Ontelaunee Acquisition”). Ont Holding was formed to acquire 100% of the outstanding membership interests in Ontelaunee. The acquisition was accounted for under the purchase method of accounting and the results of Ontelaunee’s operations have been included in the combined financial statements since the date of acquisition (see note 3). The members of Ont Holding are LS Equity Partners and LSP ONT Blocker, Inc. (“ONT Blocker”).

Kendall operates an electric generating facility consisting of four gas fired combustion turbines and related equipment located in the city of Minooka, Illinois. These turbines became operational in 2002. Equipment was formed to purchase and resell electric generating equipment to Kendall. Ontelaunee operates an electric generating facility consisting of two gas fired combustion turbines and related equipment located in Ontelanuee Township, Pennsylvania. These turbines became operational in 2002.

(2)	Summary of Significant Accounting Policies

(a) Basis of Combination

The combined financial statements include the financial statements of Kendall Holding and its wholly owned subsidiaries of Kendall and Equipment; LSP Services Kendall, LLC; Kendall Blocker; LSP Ontelaunee Holding, LLC and its wholly owned subsidiary of Ontelaunee Power Operating Company, LLC; ONT Blocker; and certain power generation development projects, owned directly or indirectly by LS Associates. Each of the aforementioned entities are owned directly or indirectly by LS Associates, LS Equity Partners or PIE. The Company is under common control of Development by virtue of Development’s direct and indirect ownership interests and management control of the entities. All significant intercompany transactions and balances have been eliminated in combination.

(b) Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the combined financial statements in conformity with U.S. generally accepted accounting principles. The most significant of these estimates and assumptions relate to the recoverability of reported amounts of acquired property, plant and equipment and intangible assets, valuation of deferred tax assets and valuation of assets acquired and liabilities assumed in purchase business combinations. Actual results could differ materially from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Restricted Cash

Restricted cash consists of amounts that are restricted under the terms of the Company’s financing agreements from transfer or dividend until such time as certain conditions are met. Such restricted cash is used primarily for operating and maintenance expenses and debt service. Restricted cash at December 31, 2005 includes $19.2 million posted to support letters of credit required under various contracts and agreements.

(e) Allowance for Doubtful Accounts

Management establishes reserves on accounts receivable if it becomes probable the Company will not collect part of the outstanding accounts receivable balance. Management reviews collectibility and establishes or adjusts its allowance using the specific identification method.

(f) Inventory

Inventory consists of spare parts and is stated at the lower of weighted average cost or market.

(g) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost (fair value at the acquisition dates) less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated remaining useful lives of individual assets or classes of assets. The useful lives for office equipment and furniture and fixtures are 7 years, software is 3 years, computer hardware is 5 years and plant and equipment is 30-35 years. Additions and improvements, extending asset lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

(h) Impairment of Long Lived Assets and Acquired Intangible Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long Lived Assets, long lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized over their respective estimated useful lives.

(i) Asset Retirement Obligations

The Company recognizes the fair value of the liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The present value of the liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted through charges to operating expenses. If the obligation is settled for other than the carrying amount of the liability, a gain or loss is recognized on settlement.

(j) Debt Issuance and Financing Costs

Debt issuance and financing costs are amortized over the term of the related debt using the effective interest method. The amortization of these costs is reflected as a component of interest expense on the accompanying statement of operations. For the year ended December 31, 2005 and for the period December 1, 2004 to December 31, 2004, amortization of these costs totaled approximately $366,000 and $0, respectively.

(k) Revenue Recognition

Revenues from sales of electricity are recorded upon delivery to customers based upon the output delivered and capacity provided at the lesser of amounts billable under the power purchase agreements, or the average estimated contract rates over the initial term of the power purchase agreements (see Power Sales Agreements below). When a long-term power purchase agreement conveys the right to use the generating capacity of the Company’s facility to the buyer of the electric power, that agreement is evaluated to determine if it is a lease of the generating unit rather than a sale of electric power. Operating lease revenue for the Company’s generating units is recorded as capacity revenue and included in energy and capacity revenues in the combined financial statements. Revenues from sales of electricity not covered under power purchase agreements are recorded as delivered at current market prices.

(l) Power Purchase Agreements

In connection with the Kendall Acquisition, the Company recorded the fair value of the long term power purchase agreements as intangible assets (see note 3). The intangible assets are amortized over the term of the respective contracts as a reduction in energy and capacity revenues in the combined statements of operations for the year ended December 31, 2005 and for the period from December 1, 2004 through December 31, 2004.

(m) Derivative Financial Instruments

The Company does not use derivative financial instruments for trading purposes. The Company enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. The interest rate swap agreements are used to convert the floating interest rate component of a portion of our long term debt obligations to fixed rates. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, all derivative instruments are recorded on the balance sheet as either an asset or liability and are measured at fair value regardless of the purpose or intent for holding them. On the date a derivative contract is entered into, the Company designates the hedging relationship.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet or to forecasted transactions. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. This could occur when: (1) it is determined that a derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated or exercised; or (3) the derivative is discontinued as a hedging instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge of the cash flows, the derivative will continue to be carried at fair value in the statement of financial position, and gains and losses that were accumulated in other comprehensive income are either recognized immediately or over the remaining term of the forecasted transaction.

Changes in the fair value of derivative instruments are either recognized in income or owners’ equity as a component of accumulated other comprehensive income or loss (“AOCI”), depending upon their use and designation. Gains and losses related to transactions that qualify for hedge accounting are recorded in AOCI and reflected in income in the period the hedged items affects earnings. Otherwise any gains and losses resulting from changes in the market value of the contracts are recorded in income in the current period.

(n) Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses equals or approximates fair values due to the short term maturity of those instruments. The fair value of short term and long term debt approximated its book value at December 31, 2005 and 2004 as the interest rate is variable.

(o) Project Development Costs

Project development costs consisting of start up and organization costs are expensed as incurred. Project development costs directly related to the acquisition or construction of long lived assets are capitalized when it is determined that it is probable that such project development costs will be realized through the ultimate construction of a power generation plant. These costs are primarily funded and paid for by LS Associates.

(p) Income Taxes

The majority of the entities comprising the Company have been organized as limited liability companies or limited partnerships. Therefore, federal and state income taxes are assessed at the member or partner level. However, LSP Kendall Blocker, Inc. and LSP ONT Blocker, Inc. are Delaware corporations and any related income tax is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of the existing assets and liabilities and their respective tax bases and operating loss carryforwards. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(q) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash and accounts receivable. Restricted cash accounts are generally held in federally insured banks. Accounts receivable are concentrated within entities engaged in the energy industry and the Company’s operations are concentrated in northern Illinois and eastern Pennsylvania. These industry and geographic concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry, weather or other conditions.

The Company is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. The Company does not require collateral or other security to support the financial instruments with credit risk.

For the year ended December 31, 2005 and for the period December 1, 2004 through December 31, 2004, revenues under power sales agreements with Dynegy Power Marketing, Inc. and Rainy River Energy Corporation or Constellation Energy Commodities Group, Inc., accounted for 42% and 13%, and 76% and 24% respectively, of the Company’s revenues. The loss of either of these two customers could result in an adverse impact on the Company’s results of operations, financial position, and cash flows.

(r) Risks and Uncertainties

The Company believes there are many development and investment opportunities to pursue. However, development and investment opportunities are dependent upon a variety of factors, including the economy, the electricity markets, and the availability of capital resources.

As with any power generation facility, operation of the Company’s electric generating facilities involves risk, including the performance of the facility below expected levels of efficiency and output, shut downs due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, weather interference or catastrophic events such as fires, earthquakes, floods, explosions or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by the facilities or significantly increase the expenses of each of the facilities, adversely impacting the Company’s ability to make payments of principal and interest on its debt when due.

(s) Commitments and Contingencies

The Company is a party to a number of claims and proceedings arising in the normal course of business. Management assesses each matter and determines the probability that a gain or loss has been incurred and the amount of such gain or loss if it can be reasonably estimated. Management reviews such matters on an ongoing basis. Any gain or loss contingencies are based on estimates and judgments made by management with respect to the likely outcome of such matters. Management’s estimates could change based on new information.

(t) Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on the related de recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The Interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the impact of this pronouncement to have a material impact on its combined financial statements.

In February 2006, the FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140. Among other items, SFAS 155 addresses certain accounting issues surrounding securitized financial assets and hybrid financial instruments with embedded derivatives that require bifurcation. The Company must adopt SFAS 155 no later than January 1, 2007. The Company is in the processes of assessing the impact of SFAS 155.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 provides a definition of fair value as well as a framework for measuring fair value. In addition, SFAS 157 expands the fair value measurement disclosure requirements of other accounting pronouncements to require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques. SFAS 157 does not expand the use of fair value in existing accounting pronouncements. The Company will adopt the provisions of SFAS 157 prospectively and must adopt SFAS 157 no later than January 1, 2008. The potential impact of adoption is not yet determinable.

(3)	Acquisitions

(a) Kendall Acquisition

On December 1, 2004, the Company acquired 100% of the membership interests of Kendall and Equipment for approximately $1.3 million, consisting of $1 million of cash and $343,000 of direct acquisition costs and the assumption of $440 million in debt. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their fair values at the date of acquisition. Fair values were determined primarily by an independent third party valuation.

As of December 31, 2004, the Company was in the process of finalizing its assessment of certain acquired assets and liabilities assumed. The following table summarizes the original estimated fair value of assets acquired and liabilities assumed at the date of acquisition (December 1, 2004) (in thousands):

Current assets	$63,131
Property, plant and equipment	139,582
Acquired intangible assets	279,165

Total assets acquired	481,878

Current liabilities	12,358
Long-term debt	440,000
Derivative instruments	15,807
Other long-term liabilities	12,370

Total liabilities assumed	480,535

Net assets acquired	$1,343

The acquired intangible assets represent the above market portion of two long term power purchase agreements with two independent parties (see note 7). The long term power purchase agreements have a weighted average term of approximately ten and one half years. At December 31, 2005 and 2004, the gross carrying value, accumulated amortization and net carrying value of the power sale agreements was approximately $286.2 million and $279.1 million, $32.4 million and $2.4 million and $253.8 million and $276.7 million, respectively. The estimated annual amortization expense for each of the next five years is approximately $29.9 million.

The fair value of long term debt was based on the quoted market price for this debt on the day prior to the acquisition date. The adjustment to fair value resulted in a debt discount being recorded in the amount of approximately $28.7 million. This amount will be amortized over the life of the debt as additional interest expense. As a result of the refinancing of debt in October 2005 (see note 8), the debt discount of $27.1 million was charged to expense.

In 2005, the purchase price allocation was finalized. As a result, accounts receivable related to claims for reservation payments under the power purchase agreement with Dynegy Power Marketing, Inc. and an adjustment to prior invoices for replacement power obligations for the months of July and August 2001 was reduced by $10 million and property, plant and equipment and acquired intangible assets were increased by $3.3 million and $6.7 million, respectively. Depreciation and amortization expense was recalculated based on the revised asset values. The effects of this change were recorded prospectively in the 2005 financial statements.

Under the terms of a Put/Call Agreement, entered into in connection with the Kendall Acquisition, the prior owner of Kendall and Equipment had the right to reacquire 40% of the membership interests of Kendall and Equipment within a ten year period for a nominal price. In 2005, the prior owner sold its interests in the Put/Call Agreement to Development. Subsequently, the Put/Call Agreement was amended to provide Development with the right to acquire 40% of the membership interests in Kendall Holding rather than 40% of the membership interest of Kendall and Equipment. On October 12, 2005, Development exercised the Put/Call option and Kendall Holding recognized a gain of $667,000 which is reflected in other income, net in the accompanying combined statement of operations. On October 12, 2005, Development sold its interest to LS Equity Partners and Kendall Blocker.

(b) Ontelaunee Acquisition

On October 6, 2005, the Company acquired 100% of the membership interest of Ontelaunee for $225 million less a working capital adjustment of $13.3 million. The cost of the acquisition, including acquisition costs of approximately $849,000, was allocated to the assets acquired and liabilities assumed based on their fair value on the acquisition date. Fair values were determined primarily by an independent third party valuation.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$4,748
Property, plant and equipment	208,811

Total assets acquired	213,559

Current liabilities	1,010

Total liabilities assumed	1,010

Net assets acquired	$212,549

(4)	Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2005 and 2004 consist of the following (in thousands):

	2005	2004
		(unaudited)
Land and improvements	$6,295	$4,519
Computer software and hardware	282	91
Office furniture and equipment	74	70
Plant and equipment	348,603	137,722
Construction in progress	1,035	181

	356,289	142,583
Accumulated depreciation	(6,960)	(387)

Property, plant and equipment, net	$349,329	$142,196

(5)	Other Non Current Assets

As of December 31, 2005 and 2004, other noncurrent assets included a refundable cash deposit of approximately $1.1 million. The deposit was paid to an electric utility in connection with applications for firm point to point electric transmission service. The deposit is refundable, with interest, upon the occurrence of certain events, including among others, withdrawal of the application for transmission service by the Company, or inability of the transmission provider to complete new facilities needed to provide the transmission service.

Interest income on the deposit is computed from the date the deposit is received by the utility until the date a refund is made, compounded quarterly, in accordance with the Federal Energy Regulatory Commission’s guidelines. Such guidelines require the use of monthly prime interest rates published by the Federal Reserve Board.

Accrued interest income on deposits aggregated approximately $156,000 and $89,000 as of December 31, 2005 and 2004, respectively and has been included in the related deposits on the combined balance sheets. During the year ended December 31, 2005 and the period December 1, 2004 through December 31, 2004, interest income on such deposits aggregated approximately $67,000 and $17,000, respectively.

(6)	Accrued Expenses

Accrued expenses at December 31, 2005 and 2004 consist of the following (in thousands):

	2005	2004
		(unaudited)
Property taxes	$5,894	$5,500
Other	1,518	1,006

Total accrued expenses	$7,412	$6,506

(7)	Facility and Project Development Contract Commitments

(a) Power Purchase Agreements

Under the terms of a Power Purchase Agreement (the “DPM PPA”) with Dynegy Power Marketing, Inc. (“DPM”), Kendall is obligated to sell and DPM is obligated to purchase approximately 550 MW of electric generating capacity and associated energy from two of the four electric generating units (the “Units”) at the facility at prices set forth in the DPM PPA. The initial term of the DPM PPA is ten years, beginning on June 1, 2001. DPM has the option of extending the DPM PPA for two additional five year terms by providing Kendall written notice at least two years prior to the expiration of the initial term and the first additional five year extension. Kendall may, if DPM does not extend the DPM PPA prior to the end of the initial term, extend the DPM PPA for a period of five years.

The terms of the DPM PPA require DPM to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The DPM PPA is a tolling arrangement, whereby DPM is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for each DPM Unit to generate its net electrical output. DPM’s obligations under the DPM PPA are guaranteed by DPM’s parent company, Dynegy Inc. In November 2004, DPM entered into a back to back power purchase agreement (the “Dynegy/Constellation PPA”) with Constellation Energy Commodities Group, Inc. (“Constellation”) with respect to the DPM Units. Under the terms of the Dynegy/Constellation PPA, DPM paid Constellation to assume its fixed obligations under the Dynegy PPA through November 2008.

Concurrent with the Kendall Acquisition, a receivable in the amount of $12 million had been recorded which represented management’s estimate of the fair value related to claims for (i) reservation payments under the DPM PPA due Kendall for the periods from July 21, 2001 through March 26, 2002 and from July 21, 2001 through April 4, 2002 for Unit 1 and Unit 2, respectively; and (ii) an adjustment to prior invoices for replacement power obligations for the months of July and August 2001. In addition, Kendall invoiced DPM for reservation payments under the DPM PPA based upon Kendall’s interpretation of the start date of the initial contract year. DPM has disputed these claims. In 2005, management revised its estimate for these claims to be $2 million which was reflected as an adjustment to the purchase price allocation. In February 2005, DPM issued a notice of default under the DPM PPA claiming that Kendall has failed to construct the plant in order to provide power that could be dispatched in accordance with the DPM PPA. Kendall has disputed this claim. In May 2005, DPM filed a demand for arbitration claiming (i) Kendall breached and is in breach of the DPM PPA by failing to construct, operate and maintain the plant and dedicated units in accordance with prudent industry practices and the terms of the DPM PPA and (ii) the payments demanded by Kendall are not due or payable under the terms of the DPM PPA. Kendall has filed an answering statement and counterclaim in the arbitration denying DPM’s claims and seeking payment for the claims identified above. In light of the execution of an agreement on September 14, 2006 to enter into a merger with Dynegy Inc. (see note 14), Kendall and DPM entered into a letter agreement dated October 31, 2006 regarding the arbitration whereby the claims and counterclaims have been dismissed voluntarily without prejudice. All applicable periods of limitations regarding the claims and defenses are tolled through the date of the closing of the merger transaction or June 30, 2007, whichever occurs first. DPM and Kendall have agreed to execute final and mutual releases within seven days of the merger transaction closing.

Under the terms of a Power Purchase Agreement (the “Rainy River PPA”) with Rainy River Energy Corporation (“Rainy River”), Kendall was obligated to sell and Rainy River was obligated to purchase approximately 275 MW of electric generating capacity and associated energy from one of the four Units at the Kendall facility at prices set forth in the Rainy River PPA. On April 1, 2005, Rainy River assigned its interest to Constellation. Constellation thereby assumed all of Rainy River’s rights and obligations arising under the Rainy River PPA, restating the agreement to the Constellation PPA (the “Constellation PPA”). In connection with this assignment, Kendall received a consent fee of $4.1 million which has been recorded in other income, net in the accompanying combined statement of operations. The initial term of the Constellation PPA expires on September 16, 2017. Constellation may extend the term of the agreement for additional one year periods under certain circumstances.

The terms of the Constellation PPA require Constellation to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The Constellation PPA is a tolling arrangement, whereby Constellation is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for the Constellation Unit to generate its net electrical output. Constellation’s obligations under the Constellation PPA are guaranteed by Constellation’s parent company, Constellation Energy Group, Inc.

(b) Capacity Agreement

On November 22, 2005, Ontelaunee and a third party entered into a heat rate call option agreement effective for the period January 1, 2006 through December 31, 2008. The counterparty has agreed to pay Ontelaunee a monthly capacity charge of $1.6 million during the term. The counterparty receives payments based on the prevailing energy price based on certain energy price indices and the sum of the applicable facility’s fuel costs based on a specified price and a strike price for each hour of generation actually called for. The heat rate at which the contracts are priced incorporates all start up costs, including transmission losses, if any, gas taxes and certain adders to gas prices to reflect basis differentials. The Company retains dispatch control over all of the contracted units and receives all proceeds from the physical sale of energy, capacity (including resource adequacy) and ancillary services.

The Company issued an $11.5 million letter of credit for the benefit of the counterparty as security under this agreement.

(c) Energy Services Agreements

Effective December 28, 2004, Kendall entered into an Energy Management and Marketing Agreement with Progress Ventures, Inc. (the “EMA”). Under the terms of the EMA, Progress Ventures, Inc. (“Progress”) provides energy, fuel and risk management services for one of the Units at the Kendall facility. Progress receives a monthly management fee equal to a fixed percentage of the gross margin of the Unit subject to a minimum monthly fee of $16,100. Kendall incurred management fees of $231,000 for the year ended December 31, 2005.

During the term of the EMA, Kendall is required to provide Progress security for Kendall’s obligations under the EMA. To satisfy this obligation, in 2005, the Company funded an escrow account in the amount of $2 million from its restricted cash. Under the terms of the escrow agreement, Progress is the beneficiary of the escrow account. The amount of security may be adjusted from time to time pursuant to the terms of the EMA.

The initial term of the EMA expired on January 28, 2006. Pursuant to the Amendment and Agreement dated January 30, 2006, the EMA was extended for a one month period and expired on February 28, 2006. At that time the EMA expired, the escrow agreement was terminated and the related funds were then released to Kendall. On February 28, 2006, Kendall entered into an Energy Management Agreement (the “Cinergy EMA”) with Cincinnati Gas & Electric Company (“Cinergy”) for this Unit. This agreement expires on December 31, 2006, but can be extended for an additional one year term. In accordance with the terms of the agreement, Cinergy will provide power management, fuel management and risk management services. Cinergy will receive a monthly management fee equal to a fixed percentage of the gross margin of the unit subject to a minimum monthly fee of $17,500. As security for its obligations under the Cinergy EMA, Kendall issued to Cinergy a standby letter of credit in the amount of $1 million. Effective November 1, 2006, the Cinergy EMA was assigned to Fortis Energy Marketing & Trading GP.

Ontelaunee had an Energy Services Agreement (the “ESA”) with Calpine Energy Services, L.P. (“CES”). Under the terms of the ESA, CES provided energy and risk management services for the Ontelaunee facility. CES received a monthly management fee equal to a fixed percentage of the monthly generation margin subject to a minimum monthly fee of $20,000. Ontelaunee recorded $60,000 of management fees for the period of October 6, 2005 to December 31, 2005. The ESA expired on August 31, 2006.

On August 31, 2006, Ontelaunee and Eagle Energy Partners I, L.P. (“Eagle”) entered into an agreement that requires Eagle to provide energy and risk management services for the Ontelaunee facility. Eagle receives a fee comprised of fixed and variable components. The agreement was amended and restated on December 1, 2006 to include fuel management services for the Ontelaunee facility. As security, funds owed to Ontelaunee from PJM for power sold during the prior month will be sent directly to Eagle on a monthly basis. Eagle will forward any remaining funds to Ontelaunee after any outstanding invoices to Ontelaunee have been paid. The term of the agreement expires on August 31, 2007, unless the parties mutually agree to an extension of one additional year.

(d) Gas Supply Management Agreement

Ontelaunee had a natural gas supply management contract with Cinergy Marketing and Trading LP (“CMT”) that expired on May 31, 2006. Under the terms of the contract, CMT provided fuel management services for the Ontelaunee facility. Management fees for the period October 6, 2005 to December 31, 2005 totaled $2,500. Ontelaunee issued a letter of credit of approximately $1 million for the benefit of CMT as security under this agreement.

On June 1, 2006 Ontelaunee entered into a natural gas supply management contract with BG Energy Merchants, LLC (“BG”) that expired on November 30, 2006. Under the agreement BG provides fuel management services for the Ontelaunee facility. The management fee was $42,000 per month.

(e) Operations and Maintenance Agreements

Under the terms of a long term operations and maintenance agreement (the “Kendall O&M Agreement”) with General Electric International, Inc. (“GE”), Kendall is required to pay GE a fixed annual fee to operate the Kendall facility. Kendall is also required to reimburse GE for all labor costs, including payroll and taxes, subcontractor costs and other costs. The annual fee is adjusted annually based on specified indices published by the United States Government. Kendall incurred costs of $3.9 million and $738,000 payable to GE under the Kendall O&M Agreement for the year ended December 31, 2005 and for the period December 1, 2004 through December 31, 2004, respectively. On May 1, 2005, the Kendall O&M Agreement was amended whereby the base annual fee payable to GE was reduced from $550,000 to $150,000. The Kendall O&M Agreement expires on March 28, 2012.

Under the terms of an operations and maintenance agreement (the “Ont O&M Agreement”) with Calpine Power Services Company, Inc. (“CPSC”), which was assigned by CPSC to WorleyParsons (“WP”) in September 2006, Ontelaunee is required to pay WP a fixed monthly fee to operate the Ontelaunee facility. Ontelaunee is also required to reimburse WP for all labor costs, including payroll and taxes, subcontractor costs and other costs. In addition to the fixed fee, the agreement provides for an availability bonus that is limited to $50,000 per year. The management fee is adjusted annually based on the Consumer Price Index for All Urban Consumers, U.S. City Average. During the period from October 6, 2005 through December 31, 2005, Ontelaunee incurred costs of approximately $58,000 under the Ont O&M Agreement. The initial term of the Ont O&M Agreement is 5 years commencing on October 6, 2005.

(f) Long Term Parts and Service Agreements

Pursuant to the terms of a Long Term Service Agreement (the “Kendall LTSA”) with GE, GE provides long term parts and services for each of the four combustion turbine Units located at the Kendall facility. The term of the Kendall LTSA will expire on a Unit by Unit basis after the later of (i) the date on which a Unit has attained either 96,000 factored hours or 5,400 factored starts, as defined in the Kendall LTSA, whichever occurs first, or (ii) the date on which GE has completed the second major inspection, as defined in the Kendall LTSA, for such Unit. In no event shall the term of the Kendall LTSA extend beyond the 21st anniversary of the effective date.

Fees for the Kendall LTSA are comprised primarily of (i) a variable quarterly payment based upon each Unit’s operational parameters and (ii) a fixed payment based upon each Unit’s actual hours and starts incurred. All payments are adjusted annually based upon specified indices published by the United States Government. The Company incurred costs of approximately $4.4 million and $58,000 to GE under the Kendall LTSA for the year ended December 31, 2005 and the period December 1, 2004 to December 31, 2004, respectively.

Pursuant to the terms of a Long Term Service Agreement (the “ONT LTSA”) with Thomassen Turbine Systems America, Inc. (Thomassen), Thomassen provides long term parts and services for each of the two combustion turbine Units located at the Ontelaunee facility. The term of the LTSA expires on October 5, 2015.

Fees for the ONT LTSA are comprised primarily of (i) purchases of parts to support planned and unplanned maintenance on the units, (ii) purchase of field service visits to support planned and unplanned maintenance on the units and (iii) purchase of maintenance management assistance services. Purchases for parts and field services are paid when parts and required field services are received. Maintenance management services are paid for on a monthly basis. During the period from October 6, 2005 to December 31, 2005, Ontelaunee incurred costs of approximately $25,000 under the ONT LTSA.

(g) Electric Interconnection Agreement

Ontelaunee has an Interconnection Agreement with Metropolitan Edison Company (“GPU”) to transmit the electricity generated by the Ontelaunee facility to the transmission grid so that it may be sold in the open market. The agreement is in effect for the life of the Ontelaunee facility. In order to bring the transmission lines up to capacity, GPU had to upgrade the lines and network. GPU recovers its cost of the upgrades through a monthly fee of approximately $112,000 that is fixed for 25 years, at which time the rate will be renegotiated. If Ontelaunee terminates the contract prior to its expiration, it will be responsible for an early termination charge as outlined in the agreement. The Company issued a letter of credit of approximately $5.7 million for the benefit of GPU as security under this agreement.

Upon termination of this agreement, Ontelaunee may be required to pay for the removal of the upgrades, less salvage. The upgrades are critical to Ontelaunee’s ability to transmit energy and are integral to the operations of GPU’s transmission network. As a result, Ontelaunee does not believe it will be required to remove the upgrades upon termination. Accordingly, Ontelaunee has not recognized an asset retirement obligation related to this provision of the agreement as of December 31, 2005.

(h) Project Development Agreements

In December 2005, LS Associates, through a subsidiary Plum Point Energy Associates, LLC (“PPEA”), entered into an Engineering, Procurement and Construction Agreement (the “Plum Point EPC”), to construct a 665 megawatt coal fired electric generating facility (the “Plum Point Project”) near the city of Osceola, Arkansas, with Plum Point Power Partners (the “Plum Point Contractor”), a joint venture of Zachry Construction Corporation, Overland Contracting Inc., and Gilbert Central Corp. The Plum Point EPC provides for the Contractor to design, engineer and construct the Plum Point Project on a turnkey, fixed cost basis. The total fixed price of the Plum Point EPC is $875 million. During 2005, PPEA paid a deposit of $1 million under the Plum Point EPC. Construction of the Plum Point Project began in March 2006 (see note 14). In March 2006, pursuant to an Asset Purchase Agreement (the “Asset Purchase Agreement”) PPEA assigned an undivided tenancy in common interest in the Plum Point EPC to three unaffiliated investors (the “Project Co Owners”).

In March 2005, the Company entered into an option agreement pursuant to which the Company acquired an option to acquire all or a portion of an interest in a certain transmission line and related facilities. Under the terms of the agreement, the Company is obligated to make fixed payments over a two year period totaling $1.5 million. For the year ended December 31, 2005, LS Associates made payments of $600,000 under such agreement.

The contracts discussed in this footnote resulted in the Company having various long term firm commitments with the approximate contractual obligations at December 31, 2005 as follows (in thousands):

	2006	2007	2008	2009	2010	Thereafter
Interconnection agreements	$1,346	$1,346	$1,346	$1,346	$1,346	$14,809
Option agreement	400	500	—	—	—	—
Long-term service agreements	1,015	601	613	624	635	645

Total contractual obligations	$2,761	$2,447	$1,959	$1,970	$1,981	$15,454

(8)	Financing Arrangements

Kendall refinanced its credit facility on October 7, 2005 with a new eight year $422 million Senior Secured Term Loan Facility (the “Term Loan Facility”) and a six year $10 million Senior Secured Liquidity Facility (the “Liquidity Facility”) (and collectively with the Term Loan Facility, the “Credit Facility”). The interest rate for the Term Loan Facility adjusts each interest period based on the adjusted LIBO rate. The interest rate in effect at December 31, 2005 was 6.527% (LIBO rate plus 2%). The proceeds were used to retire outstanding debt of $440.9 million, pay interest rate swap breakage fees of $5.5 million, pay accrued interest of $0.6 million and debt issuance costs of $10.5 million.

The terms of the Credit Facility require Kendall to hedge a minimum of 50% of the Term Loan Facility. Accordingly, concurrent with the refinancing, Kendall entered into an interest rate swap agreement for a notional amount of $400.9 million. The terms of the swap require Kendall to pay a fixed rate and receive a floating rate. The swap matures September 15, 2015. The fixed rate is 4.801% while the floating rate is based on the 3 month LIBOR rate. At December 31, 2005, the swap’s fair value was a liability of $95,000. Such swap agreement qualify as cash flow hedges.

The interest rate swap agreements that were outstanding at December 31, 2004 had a termination date of September 29, 2006. Swap breakage costs of $5.5 million were paid in connection with the termination of the interest rate swap agreements on October 7, 2005. Prior to the termination, the fair value of the interest rate swap agreements totaled a liability of $5.5 million and any changes in the fair value of such interest rate swaps were recorded in other income, net on the combined statement of operations.

For the year ended December 31, 2005 and the period December 1, 2004 through December 31, 2004, Kendall made principal payments of approximately $26.7 million and $2.5 million, respectively. Interest payments of $21.7 million and $4.0 million were made for the year ended December 31, 2005 and the period December 1, 2004 through December 31, 2004, respectively.

Kendall may, at its option, prepay the outstanding term loan in whole or in part at any time, subject to payment of a premium equal to 3.00% of the amount being prepaid if the prepayment occurs during the first year of the Kendall credit facility (which has passed) and 1.00% of the amount being prepaid if the prepayment occurs during the second year of the Kendall credit facility, with no premium required thereafter. Mandatory principal payments are payable quarterly at the rate of 1% per annum of the original outstanding principal amount of the Term Loan Facility of $422 million. If the outstanding principal amount of the Term Loan Facility exceeds the Targeted Principal Outstanding (defined below), (i) 100% of the amount, if any, of Excess Cash Flow (as defined) for the quarter up to the amount required for the outstanding principal amount of the Term Loan Facility to equal the Targeted Principal Outstanding, and (ii) 50% of the amount, if any, of the Excess Cash Flow (as defined) for the quarter remaining after the application of (i) shall be used to prepay the outstanding principal amount of the Term Loan Facility. The Targeted Principal Outstanding refers to the aggregate principal amount of Term Loans specified to be outstanding as of a certain date, as detailed below.

Estimated principal payments for the next five years are as follows (in thousands):

	Mandatory principal payments	Principal outstanding
		Minimum	Targeted
2006	$4,220	416,725	402,130
2007	4,220	412,505	380,595
2008	4,220	408,285	350,946
2009	4,220	404,065	310,396
2010	4,220	399,845	256,349
Thereafter	399,845

In addition to the $4.2 million mandatory principal payments, the Company estimates that additional principal payments of $15.6 million will be made from Excess Cash Flow (as defined) during the next twelve months and has included such amount in current portion of long-term debt in the accompanying combined balance sheet as of December 31, 2005.

There were no amounts outstanding under the Liquidity Facility as of December 31, 2005. A commitment fee of 0.50% per annum is payable on the average daily unused amount of the Liquidity Facility.

All of the assets and contract rights of Kendall are collateral for outstanding loans.

The Credit Facility requires that proceeds from borrowings, the receipt of revenues, debt service payments and the payments for certain categories of expenses each be segregated into separate bank accounts. Under the terms of a depositary agreement (the “Depositary Agreement”) dated October 7, 2005, Kendall has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Credit Facility. The Credit Facility requires Kendall to maintain a $20 million debt service reserve account. Initially, Kendall cash funded this account. On December 28, 2005, Kendall replaced the cash balance with a $20 million letter of credit issued by Kendall Holding. In accordance with the terms of the Credit Facility, Kendall distributed the $20 million to its owners.

The Credit Facility requires compliance with certain covenants, relating to, among other things, financial ratios, certain reporting requirements, additional indebtedness, certain new and existing agreements and other activities. Kendall was in compliance with such covenants at December 31, 2005.

On December 7, 2005, Ontelaunee entered into a $125 million term loan agreement (the “Credit Agreement”) with a financial institution. The proceeds were used to refinance a portion of the debt incurred in connection with the Ontelaunee Acquisition. At December 31, 2005, $125 million was outstanding under the Credit Agreement which bears interest at a variable rate (7.83% at December 31, 2005). The terms of the Credit Agreement allow the Company to extend the agreement for one year after the maturity date of December 7, 2006. Outstanding principal is due no later than the Credit Agreement maturity date unless the one year extension option is exercised which would extend the maturity date to December 7, 2007.

In connection with the Credit Agreement, Ontelaunee incurred debt financing costs of approximately $836,000. Such costs have been capitalized as a component of other current assets on the accompanying combined balance sheet and are being amortized over the initial term of the Credit Agreement.

The Credit Agreement requires compliance with certain covenants, including, among other things, compliance with certain reporting requirements, additional indebtedness, certain new and existing agreements and other activities. Ontelaunee was in compliance with such covenants at December 31, 2005.

On May 5, 2006, Ontelaunee refinanced the Credit Agreement with a new three year $100 million term loan (the “First Lien Term Loan”) and a three year $50 million term loan (the “Second Lien Term Loan”). Proceeds from the new loans of approximately $22 million were distributed to the owners. The terms of the loans expire on May 4, 2009. Substantially all of Ontelaunee’s assets and contract rights are pledged as collateral on the First Lien and Second Lien Term Loan.

(9)	Other Long Term Liabilities

As of December 31, 2005 and 2004, other long term liabilities consisted of approximately $11.7 million and $12.4 million, respectively, of accrued state sales tax. The Company purchased certain generating equipment used in the construction of the Kendall facility totaling approximately $225.1 million. State sales tax on these equipment purchases was deferred and estimated annual sales tax payments for the next five years will approximate $696,000 per year.

(10)	Related Party Transactions

The Company had a note payable to an affiliate (LS Associates) in the amount of $1.2 million at December 31, 2005 and 2004. The note bears interest at the monthly prime interest rates published by the Federal Reserve Board and is adjusted quarterly. The interest rates at December 31, 2005 and 2004 were 6.23% and 4.75% respectively. The note is unsecured and is due February 6, 2007.

Project development costs, including salaries and general and administrative costs, are primarily funded and paid for by LS Associates. Such fundings are reflected as capital contributions in the combined financial statements.

(11)	Income Taxes

The Company recorded no net tax expense for the year 2005. At December 31, 2005, the Company had net federal and state operating loss carry forwards available to offset future taxable income of $2.7 million attributable to Kendall Blocker and Ont Blocker. These federal and state loss carry forwards, if unutilized, will expire in the years 2017 through 2025. As of December 31, 2005, the Company recorded a deferred tax asset of $1.1 million for such loss carry forwards and an offsetting deferred tax liability of $1.1 million related to investment basis differences.

The Company assesses the realization of its deferred tax assets to determine whether a valuation allowance is required on its deferred tax assets. Based on all available evidence, both positive and negative, and the weight of that evidence, the Company determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. The Company considers the scheduled reversals of deferred tax liabilities, projected taxable income, and tax planning strategies in making the assessment of the amount of valuation allowance. As of December 31, 2005, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and therefore no valuation allowance has been provided on its deferred tax assets.

As of December 31, 2004, there were no corporations included in the combined financial statements.

(12)	Owners’ Equity

Profits, losses and distributions are allocated in accordance with the provisions of the applicable organizational documents.

In October 2005, Kendall Holding issued 610 Class A preferred units (the “Class A Units”) and 610 Class B preferred units (the “Class B Units”) to LS Equity Partners for approximately $9.2 million and $12.2 million, respectively, and 390 Class A Units and 390 Class B Units to Kendall Blocker for approximately $5.8 million and $7.8 million, respectively. Proceeds from the issuance of all the Class B Units were used to temporarily fund a debt service reserve account at Kendall. In December 2005, Kendall Holding issued a $20 million letter of credit to satisfy such debt service requirement. As a result, all Class B Units were redeemed by Kendall Holding and $12.2 million and $7.8 million were paid to LS Equity Partners and Kendall Blocker, respectively. Kendall Blocker distributed such funds to PIE.

The Class A Units earn a 12% per annum preferred return. Such preferred return is required to be paid prior to any other distributions. No applicable distributions were paid as of December 31, 2005. Preferred return in arrears totaled $415,000 at December 31, 2005. In July 2006, $802,000 and $513,000 of such preferred distributions were paid to LS Equity Partners and Kendall Blocker, respectively. Kendall Blocker distributed such funds to PIE.

(13)	Commitments and Contingencies

During the development of the Kendall facility, Kendall entered into a tax agreement (the “Tax Agreement”) with Kendall County, Illinois and Seward Township, Illinois. The Tax Agreement specified an allocation of 10-20% of the direct construction costs of the Kendall facility to be treated as real property, and thus taxed as such, and the remainder to be treated as personal property, and not subject to real estate taxes. Two local school districts (the “School Districts”) that were not parties to the Tax Agreement, filed an appeal of Kendall’s 2001 and 2002 tax assessments at the county level. The School Districts argue that the entire Kendall facility, including all construction costs and generating equipment, is assessable. Kendall contends that only the land, buildings and site improvements are assessable. The School Districts’ 2001 appeal at the county level was unsuccessful. The School Districts’ appeal of the Kendall 2002 assessment at the county level was successful and, as a result, the assessments for 2002, 2003 and 2004 were increased and the related taxes were expensed and paid by Kendall. Kendall’s assessment for all years (2001-2004) is currently under appeal at the state level in front of the Illinois Property Tax Appeal Board (the “PTAB”). In April 2005, the PTAB held a hearing in connection with Kendall’s 2001 real estate taxes. In February 2006, the PTAB ruled in favor of Kendall for the 2001 tax year. On April 21, 2006, the School Districts filed a record of appeal. On June 30, 2006, the PTAB declared that the refund due to Kendall for 2001 taxes needed to be held in an escrow account until further court review.

National Energy Production Corporation (“NEPCO”) and Dick Corporation (“DC”) (collectively, the “Kendall Contractor”) had entered into an Engineering Procurement and Construction contract (the “Kendall EPC”) to design, engineer and construct the Kendall Facility. In 2002, Kendall filed a proof of claim against Enron Corp. (“Enron”) with respect to a guaranty of the contractor’s obligations to Kendall under the EPC Agreement and a proof of claim against NEPCO relating to the EPC Agreement. Pursuant to a Stipulation and

Consent Order entered on January 25, 2006, Kendall’s claims with Enron and NEPCO were settled in the amount of $6.5 million and $6.5 million, respectively. Enron and certain of its affiliates, including NEPCO had filed voluntary petitions for relief under bankruptcy laws. Accordingly, the settlement was approved by the bankruptcy court on February 7, 2006. As of December 31, 2005, no receivables have been recorded related to this matter.

Effective March 30, 2006, Kendall Holding assigned all of its rights in future distributions from Kendall arising under these claims to a third party for approximately $3.1 million. In October 2006, Kendall received $835,000 under these claims and such proceeds were paid to the third party.

The Company enters into contracts that contain various representations, warranties, indemnifications and guarantees. Some of the agreements contain indemnities that cover the other party’s negligence or limit the other party’s liability with respect to third party claims, in which event the Company effectively indemnifies the other party. While there is the possibility of a loss related to such representations, warranties, indemnifications and guarantees in the contracts and such loss could be significant, the Company considers the probability of loss to be remote.

The Company is a party to certain other claims arising in the ordinary course of business. The Company is of the opinion that final disposition of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

To satisfy certain of the Company’s contractual obligations the Company has issued letters of credit in favor of counterparties totaling approximately $38.2 million as of December 31, 2005.

(14)	Subsequent Events

Acquisitions

On May 4, 2006 LSP Generation Holdings, LLC (“Gen Holdings”) through its subsidiary LS Power Generation, LLC, (“LSP Gen”) acquired 100% of Duke Energy North America’s ownership interests in eight power generation facilities located in the western and northeastern United States (the “Generation Acquisition”). At the time of the acquisition, 50% of one of the power generation facilities was owned by PPL Corporation. On June 30, 2006, a subsidiary of LSP Gen purchased the remaining 50% ownership interest from PPL Corporation for approximately $116 million. The members of LSP Gen are Gen Holdings and LSP Gen Investors, LP, who owns approximately 1.7%.

The two acquisitions include eight facilities (the Generation Facilities) in four states in the western and northeastern United States with a nominal net operating capacity of 6,260MW as follows:

(1) Natural gas fired combined cycle facilities located in Moss Landing, California; Griffith, Arizona; Arlington Valley, Arizona; Bridgeport, Connecticut; and Casco Bay, Maine representing 51% of total net operating capacity;

(2) Natural gas fired conventional steam facilities located in Moss Landing, California; Morro Bay, California and San Diego, California representing 46% of total net operating capacity; and

(3) An oil fired, simple cycle facility located in Oakland, California representing 3% of total net operating capacity.

The cost of the Generation Acquisition was approximately $1,618 million, consisting of $1,613 million of cash and $5 million of direct acquisition costs. The acquisition was funded by the issuance of debt and capital contributions from the owners. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their fair values at the date of acquisition. Fair values were determined primarily by an independent third party valuation. The Company is in the process of obtaining the final third-party valuation report and finalizing its own internal assessment of the purchase price allocation; thus, the allocation of the purchase price may change.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition (May 4, 2006).

(in thousands)
Current assets	$65,874
Property, plant and equipment	1,668,265
Acquired intangible assets	48,565
Other noncurrent assets	581

Total assets acquired	1,783,285

Current liabilities	122,571
Asset retirement obligations	29,551
Other long-term liabilities	13,143

Total liabilities assumed	165,265

Net assets acquired	$1,618,020

The acquired intangible assets represent the above market portion of a number of power purchase agreements. Such agreements have a weighted average term of four and one half years.

A portion of the purchase price was funded through the issuance of term loans by LSP Gen Finance Co, LLC, a wholly owned subsidiary of LSP Gen, under a First Lien Loan Facility and a Second Lien Loan Facility (the “Credit Facilities”). The Credit Facilities consist of:

(1) a $950 million 7 year first lien term loan, a $40 million 7 year first lien delayed draw term loan and a $150 million 8 year second lien term loan all used to (i) fund a portion of the Generation Acquisition and (ii) pay a portion of the fees and expenses associated with the transaction;

(2) a $100 million 5 year first lien revolving and letter of credit facility that is used for general corporate, liquidity and working capital purposes;

(3) a $500 million 7 year first lien senior secured funded letter of credit facility (the “Special LC Facility”). The Special LC Facility is used to (i) support obligations under certain agreements and (ii) satisfy certain collateral requirements with respect to the maintenance, operations, fuel purchase, transportation and transmission services; and

(4) a $150 million 5 year incremental letter of credit facility, which may be used to provide support to permitted project related agreements and other uses which are necessary for the operation of the business.

Gen Finance entered into three interest rate swap agreements with an aggregate notional amount of $1,002 million. The terms of the swaps require Gen Finance to pay an average fixed rate of 5.19% and receive a floating rate. The floating rate is based on the 3 month LIBO rate.

Plum Point Project

Effective March 14, 2006, LS Associates, LS Equity Partners, and LSP Plum Point Blocker, Inc. formed a new company, LSP Plum Point Holdings, LLC (“Plum Point”). Plum Point was formed, amongst other things, to own, manage and finance PPEA Holding Company, LLC (“PPEA Holding”), LSP Plum, LLC (“LSP Plum”) and, indirectly through Plum Point and LSP Plum, PPEA.

PPEA Holding was formed for the purpose of acquiring all of the outstanding equity interests of PPEA (developer of a power generation project) on March 14, 2006 and to manage and finance its equity interest in PPEA. The members of PPEA Holding include EIF Plum Point, LLC, an unaffiliated investor, who owns approximately 30%.

Effective March 14, 2006, PPEA closed its financing for the Plum Point Project with a consortium of financial institutions (the “PPEA Lenders”). The financing consists of (a) a $423 million term loan, (b) a $50 million revolver and (c) a $102 million letter of credit facility (collectively, “First Lien Facility”) and (2) a $175 million term loan (“Second Lien Facility”), (and collectively with the First Lien Facility, the “PPEA Credit Facility”). On March 14, 2006, PPEA borrowed $423 million under the First Lien Facility and $175 million under the Second Lien Facility.

Concurrent with the financing under the PPEA Credit Facility, PPEA entered into two interest rate swap agreements. The terms of the swaps require PPEA to pay an average fixed rate of 5.15% and receive a floating rate. The floating rate is based on the 3 month LIBO rate.

Under the terms of an Equity Contribution Agreement (the “Equity Agreement”) PPEA Holding is required to make an aggregate equity contribution to PPEA in the amount of $225 million prior to the completion of construction of the Plum Point Project. As security for this obligation each member of PPEA Holding or its affiliate has issued separate letters of credit in favor of the PPEA Lenders. Letters of credit in the amount of $130 million and $20 million were issued by Plum Point and LS Associates, respectively. As a result of the Municipal Energy Agency of Mississippi (“MEAM”) June 2006 buy out of the MEAM power purchase agreement, as described below, the amount of the letters of credit was reduced by $11.9 million and $2.7 million, respectively.

Pursuant to the Asset Purchase Agreement and a Participation Agreement (the “Participation Agreement”), dated March 14, 2006, PPEA sold 37.1% of its ownership interest in the Plum Point Project to the Project Co Owners. The Project Co Owners all own an undivided tenancy in common interest in the Plum Point Project and are participating in the construction and operation of the Plum Point Project. Each Project Co Owner is separately financing its pro rata share of the total construction cost of the Project.

PPEA, the City of Osceola, Arkansas (the “City”), Mississippi County, Arkansas, the Osceola School District No. 1 of Mississippi County and the Mississippi County Community College District entered into an agreement (the “PILOT Agreement”) whereby the City agreed to issue Industrial Development Revenue Bonds for the purpose of acquiring, constructing and equipping certain industrial facilities within or near the City that make up the Plum Point Project. Pursuant to the PILOT Agreement, the City agreed to enter into a lease agreement whereby the Plum Point project would be leased from the City to PPEA. In return, PPEA agreed to make (i) a one time donation to the City, the School District and the Community College and (ii) payments in lieu of certain ad valorem taxes over the term of the lease.

On March 1, 2006, the City and PPEA entered into a Lease Agreement, Trust Indenture and Guaranty Agreement and other ancillary documents (collectively, the “Taxable Bond Documents”). Pursuant to the Trust Indenture, the City issued the City of Osceola, Arkansas Taxable Industrial Development Revenue Bonds, Series 2006, in the aggregate principal amount of up to $980 million (the “Taxable Bonds”) for the purpose of acquiring, constructing and equipping certain industrial facilities that make up the Plum Point project. Pursuant to the Lease Agreement, the City leased the project to PPEA for a term to match the maturity of the Taxable Bonds (March 1, 2036).

Under the Lease Agreement, PPEA is required to pay, as rent, amounts equal to any amounts payable from time to time as principal and accrued interest on the Taxable Bonds. Under the Trust Indenture, the Taxable Bonds are not full recourse obligations of the City but are rather limited recourse obligations that are payable only out of amounts received as rent under the Lease Agreement. PPEA is the sole holder of the Taxable Bonds. Consequently, PPEA is both the payor and the ultimate payee of the amounts payable by PPEA as rent under the Lease Agreement. In recognition of this fact: (i) the Taxable Bond Documents permit PPEA to satisfy its obligation to make rent payments by way of netting the amount of each rent payment against the equal amount otherwise payable at such time to PPEA as holder of the Taxable Bonds, and (ii) as a result of such netting, PPEA is not expected to have any obligation to make any cash payments under the Lease Agreement.

On April 1, 2006, the City and PPEA entered into a Loan Agreement authorizing that the proceeds of the City of Osceola, Arkansas Solid Waste Disposal Revenue Bonds (Plum Point Energy Associates, LLC Project) in the aggregate amount of $100 million (the “Tax Exempt Bonds”) will be loaned by the City to PPEA. The Tax exempt Bonds are issued and secured by a Trust Indenture dated April 1, 2006 between the City, PPEA and Regions Bank as Trustee. The purpose of the Tax exempt Bonds is to finance certain of PPEA’s undivided interests in various sewage and solid waste collection and disposal facilities. These systems are eligible for tax exempt financing. To support the payment of the Bonds, an irrevocable letter of credit was issued for the benefit of the owners of the Tax exempt Bonds in the amount of $101 million. The letter of credit was issued pursuant to the PPEA Credit Facility.

In February 2006, PPEA entered into a 5 year gas option agreement (the “Option Agreement”) and paid an upfront and an option premium payment of $45.5 million, respectively. In October 2006, approximately 82% of such option was unwound and PPEA received $37.1 million from the counterparty. $28.1 million of such proceeds was used to repay a portion of the loans under the PPEA Credit Facility.

In addition to the Option Agreement, PPEA has entered into 30 year power purchase agreements (each a “PPA” and collectively the “PPAs”) with Empire District Electric Company (“Empire”), MEAM and South Mississippi Electric Power Association (“SMEPA”) for the sale of 50 MW, 40 MW and 200 MW, respectively, of capacity and associated energy from the Plum Point Project. Pursuant to the PPAs, the Plum Point Project will receive capacity payments and fixed and variable payments. The fuel charge under both PPAs will be based on the delivered cost of coal (inclusive of transportation costs) and an assumed heat rate.

The MEAM PPA and Empire PPA each contain a buyout option. Empire has the right to buy out its 50 MW of contract capacity at five years after commencement of operations. Upon exercising these options, the PPA counterparties would become Project Co Owners and parties to the Participation Agreement. Should Empire and/or MEAM exercise its respective PPA buy out option, the relevant PPA would be cancelled and the respective party would become the owner of undivided interests in the Project commensurate with the capacity purchased under the contract. In June 2006, MEAM exercised its buy out option and acquired a 6% undivided interest in the Project from PPEA for $11.2 million. As a result of the MEAM buy in PPEA repaid $66.8 million of loans under the PPEA Credit Facility.

Planned Merger

On September 15, 2006, the LS Power Group announced that LS Associates, LS Power, LS Equity Partners, PIE and LSP Gen Investors, L.P. (collectively, the “LS Entities”) had entered into a Plan of Merger, Contribution and Sale Agreement dated as of September 14, 2006 (the “Dynegy Merger Agreement”) with Dynegy Inc. (“Dynegy”), Dynegy Acquisition Inc. (“New Dynegy”) and Falcon Merger Sub Co. (“Merger Sub”), a wholly owned subsidiary of New Dynegy. Pursuant to the Dynegy Merger Agreement, (a) Merger Sub will be merged (the “Merger”) with and into Dynegy and Dynegy will become a wholly owned subsidiary of New Dynegy (b) the LS Entities will contribute certain interests in power generation entities to New Dynegy in exchange for (i) 340 million shares of New Dynegy Class B common stock, par value $0.01 per share, and (ii) $163 million in aggregate principal amount of notes to be issued by New Dynegy, and (c) the LS Entities will sell Kendall Holding and LSP Kendall Blocker, Inc. to New Dynegy in exchange for (i) $100 million in cash and (ii) $112 million in aggregate principal amount of notes to be issued by New Dynegy. Each share of Dynegy’s common stock outstanding at the time of the Merger will be converted into the right to receive one share of New Dynegy Class A common stock, par value $0.01 per share, following the Merger.

LSP-KENDALL ENERGY, LLC AND LSP EQUIPMENT, LLC

(Delaware Limited Liability Companies)

Predecessor Combined Balance Sheets

November 30, 2004, December 31, 2003 and December 6, 2003

(In thousands of dollars)

(Unaudited)

	Reorganized Company
	November 30, 2004	December 31, 2003	December 6, 2003
Assets
Current assets:
Restricted cash	$42,078	$24,278	$27,165
Accounts receivable-trade, net of allowance for doubtful accounts of $0, $206 and $206, respectively	5,003	7,382	9,319
Inventory	3,825	3,556	—
Prepaid insurance expense	823	733	3,556
Prepaid other expenses	145	25	862
Deferred financing costs, net	—	—	1,040
Other current assets	13	3,990	2,601

Total current assets	51,887	39,964	44,543

Property, plant, and equipment, net	515,649	557,993	559,120

Total assets	$567,536	$597,957	$603,663

Liabilities and Members’ Equity
Current liabilities:
Current portion of long-term debt	$343	$456,643	$458,038
Accounts payable	748	936	401
Accrued interest payable	4,200	34	4,208
Accrued property taxes	5,042	6,000	5,581
Accrued expenses	2,684	12,027	12,272
Other current liabilities	—	18	18

Total current liabilities	13,017	475,658	480,518
Long-term debt, net of discount	448,039	—	—
Derivative instruments	15,807	25,744	27,954
Other long-term liabilities	89,386	94,165	94,616

Total liabilities	566,249	595,567	603,088

Commitments and contingencies (note 13)
Members’ equity	1,287	2,390	575

Total liabilities and members’ equity	$567,536	$597,957	$603,663

See accompanying notes to unaudited combined financial statements.

LSP KENDALL ENERGY, LLC AND LSP EQUIPMENT, LLC

(Delaware Limited Liability Companies)

Predecessor Combined Statements of Operations

(In thousands of dollars)

(Unaudited)

	Reorganized Company		Predecessor Company
	Period from January 1, 2004 through November 30, 2004	Period from December 6, 2003 to December 31, 2003	Period from January 1, 2003 to December 5, 2003
Energy and capacity revenues	$73,446	$4,518	$60,662

Operating Expenses:
Fuel and operations and maintenance expenses	22,260	729	22,435
Depreciation	13,721	1,161	23,056
General and administrative expenses	5,601	362	2,483
Fresh start reporting adjustments	—	—	222,811
Impairment charge	28,947	—	—

Total operating expenses	70,529	2,252	270,785

Income (loss) from operations	2,917	2,266	(210,123)
Interest expense and amortization of deferred financing costs	(33,634)	(1,962)	(21,441)
Interest income	347	—	200
Other income, net	9,098	17	(210)

Net income (loss)	$(21,272)	$321	$(231,574)

See accompanying notes to unaudited combined financial statements.

LSP-KENDALL ENERGY, LLC AND LSP EQUIPMENT, LLC

(A Delaware Limited Liability Company)

Predecessor Combined Statements of Members’ Equity and Comprehensive Income (Loss)

(In thousands of dollars)

	Member contributions/ distributions	Accumulated earnings (deficit)	Accumulated other comprehensive income (loss)	Total member’s equity (deficit)
Balances at December 31, 2002 (Predecessor)—Unaudited	$309,320	$(59,153)	$(22,941)	$227,226
Net loss	—	(231,574)	—	(231,574)
Change in unrealized gain on derivatives	—	—	3,432	3,432

Comprehensive loss				(228,142)
Capital contributions	1,491	—	—	1,491
Effects of fresh start reporting	(310,244)	290,735	19,509	—

Balances at December 5, 2003
(Predecessor Company)—Unaudited	567	8	—	575
Net income	—	321	—	321
Change in unrealized gain on derivatives	—	—	1,494	1,494

Comprehensive income				1,815

Balances at December 31, 2003—Unaudited
(Reorganized Company)	567	329	1,494	2,390

Net loss	—	(21,272)	—	(21,272)
Change in unrealized loss on derivatives	—	—	839	839

Comprehensive income				(20,433)
Capital contribution	19,330	—	—	19,330

Balances at November 30, 2004 (Reorganized Company)—Unaudited	$19,897	$(20,943)	$2,333	$1,287

See accompanying notes to unaudited combined financial statements.

LSP-KENDALL ENERGY, LLC AND LSP EQUIPMENT, LLC

(A Delaware Limited Liability Company)

Predecessor Combined Statements of Cash Flows

(In thousands of dollars)

	Reorganization Company		Predecessor Company
	Period from January 1, 2004 through November 30, 2004	Period from December 6, 2003 to December 31, 2003	Period from January 1, 2003 to December 5, 2003
Cash flows from operating activities:
Net income (loss)	$(21,272)	$321	$(231,574)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	13,721	1,161	23,056
Amortization of power purchase agreement	(4,070)	—	—
Amortization of debt discount	9,732	790	—
Gain on derivative instruments	(9,098)	(1,109)	(2,786)
Impairment charge	28,947	—	222,811
Change in assets and liabilities:
Decrease in accounts receivable-trade	2,379	1,937	(95)
Increase in inventory	(269)	—	(127)
(Increase) decrease in prepaid insurance	(90)	129	(516)
(Increase) decrease in prepaid expenses	(120)	1,015	435
Decrease (increase) in other current assets	3,977	(1,389)	(2,389)
(Decrease) increase in accounts payable	(188)	535	(3,728)
Increase (decrease) in accrued interest payable	4,166	(4,174)	4,167
Increase (decrease) in accrued property taxes	(958)	419	3,081
(Decrease) increase in accrued expenses	(9,343)	(245)	750
Decrease in other current liabilities	(90)	(58)	—
(Decrease) increase in other long-term liabilities	(638)	—	2,641

Cash provided by (used in) operating activities	16,786	(668)	15,916

Cash flows from investing activities:
Capital expenditures	(324)	(34)	(175)
Change in restricted cash	(17,800)	2,887	(10,110)

Cash (used in) provided by investing activities	(18,124)	2,853	(10,285)

Cash flows from financing activities:
Principal payments on long-term debt	(17,992)	(2,185)	(6,556)
Capital contributions	19,330	—	925

Cash provided by (used in) financing activities	1,338	(2,185)	(5,631)

Increase (decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents:
Cash and cash equivalents, beginning of period	—	—	—

Cash and cash equivalents, end of period	$—	$—	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	$19,736	$—	$20,372

See accompanying notes to unaudited combined financial statements.

NOTES TO UNAUDITED PREDECESSOR COMBINED FINANCIAL STATEMENTS

1.	ORGANIZATION

LSP-Kendall Energy, LLC (“Kendall”) was formed on November 2, 1998 to develop, finance, construct, own and operate an approximately 1,168 MW electric generating facility consisting of four gas-fired combustion turbines and related equipment located in Kendall County, Illinois. LSP Equipment, LLC (“Equipment”) was formed to purchase and resell electric generating equipment to Kendall. These turbines became operational in 2002. The in-service date for each respective turbine was March 15, April 3, April 20 and June 30, 2002.

Kendall and Equipment were wholly owned indirect subsidiaries of Granite Power Partners II LP (“Granite”). Granite, a wholly owned indirect subsidiary of NRG Energy, Inc. (“NRG Energy)”, owned electric power generation plants in the Central and South Central regions of the United States. Granite was formed for the purpose of financing, acquiring, owning and maintaining, through its subsidiaries and affiliates electric generating facilities.

On May 14, 2003, NRG Energy and 25 of its direct and indirect wholly owned subsidiaries commenced voluntary petitions under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. Kendall and Equipment were not part of these Chapter 11 cases or any of the subsequent bankruptcy filings. On November 24, 2003, the Bankruptcy Court entered an order confirming NRG Energy’s Plan of Reorganization and the plan became effective on December 5, 2003 (Notes 2 and 3).

On December 1, 2004, pursuant to a Purchase and Sales Agreement (the “PSA”), LSP Kendall Holding, LLC (“Holding”), a wholly owned subsidiary of LS Power Associates, L.P. (“Associates”) acquired 100% of the outstanding membership interests of Kendall and Equipment (the “Acquisition”). Holding was formed on July 29, 2004 to acquire 100% of the outstanding membership interests of Kendall and Equipment. Associates is a Delaware limited partnership formed to develop, construct, own and invest in independent power generation projects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In connection with NRG Energy’s emergence from bankruptcy, NRG Energy and its subsidiaries, including Kendall, adopted fresh start accounting (“Fresh Start”) in accordance with the requirements of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (SOP 90-7). The application of SOP 90-7 resulted in the creation of a new reporting entity. Consequently, the financial statements of the Reorganized Company and the Predecessor Company are separated by a black line to distinguish that the assets, liabilities and equity as well as the results of operations are not comparable between periods. Under the requirements of Fresh Start, Kendall had adjusted its assets and liabilities to their estimated fair values as of December 5, 2003. The net effect of all Fresh Start adjustments resulted in a loss of $222.8 million, which is reflected in the Predecessor Company’s results for the period from January 1, 2003 to December 5, 2003.

The Fresh Start adjustments consist primarily of the valuation of fixed assets and liabilities. A description of the adjustments and amounts is provided in Note 3—Fresh Start Reporting.

As used herein, the following terms refer to Kendall and its operations:

Predecessor Company	Kendall, pre-emergence from bankruptcy
Kendall’s operations, January 1, 2003 – December 5, 2003

Reorganized Company	Kendall, post-emergence from bankruptcy
Kendall’s operations, December 6, 2003 – December 31, 2003

The combined financial statements include the financial statements of Kendall and Equipment (the Company). All significant intercompany transactions and balances have been eliminated in the combined financial statements.

Use of Estimates

Management makes estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses to prepare the financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists primarily of funds that are restricted from transfer or dividend from Kendall until such time as certain conditions are met which include a minimum debt coverage ratio and funding of certain reserve accounts. Restricted cash is used primarily for operating and maintenance expenses and debt service.

Inventory

Inventory consists of spare parts and is stated at the lower of weighted average cost or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost (fair value at the Fresh Start date) less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets of 30 years. Additions and improvements extending asset lives are capitalized, while repairs and maintenance, including planned major maintenance, are charged to expense as incurred.

Impairment of Long-Lived Assets and Acquired Intangible Assets

Long-lived assets and intangible assets with determinable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets and would be charged to earnings. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell. Intangible assets are amortized over their respective estimated useful lives.

In anticipation of the sale of its interest in Kendall, Granite compared the carrying value of Kendall to its estimated fair value. Based on the anticipated proceeds, an impairment charge totaling $28.9 million was recorded for the period from January 1, 2004 through November 30, 2004.

Revenue Recognition

Revenue from sales of electricity are recorded upon delivery to customers based upon the output delivered and capacity provided at the lesser of amounts billable under the power purchase agreements, or the average estimated contract rates over the initial term of the power purchase agreements.

Power Purchase Agreements

Under the adoption of Fresh Start, long-term liabilities had been established for power purchase agreements that were determined to be burdensome as compared to market expectations. These liabilities were amortized as a component of revenue over the terms of the respective contracts.

Power Marketing Activities

Kendall has entered into an agency arrangement with a marketing affiliate for the sale of energy, capacity and ancillary services produced on a limited basis, which enables the affiliate to engage in forward sales and economic hedges to manage Kendall’s electricity price exposure. Net gains or losses on hedges by the affiliate, which are physically settled, are recognized in the same manner as the hedged item.

Derivative Financial Instruments

Derivatives that have been designated as hedges of assets, liabilities or firm commitments, are accounted for as fair value hedges. Changes in the fair value of these instruments will be recognized in earnings as offsets to the changes in the fair value of the related hedged assets, liabilities and firm commitments. Derivatives that have been designated as hedges of forecasted transactions are accounted for using the cash flow method. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (“OCI”) until the hedged transactions occur and are recognized in earnings. The ineffective portion of any hedge is recorded immediately in earnings.

Fair Value of Financial Instruments

The carrying amount of restricted cash, accounts receivable, accounts payable, accrued expenses and derivative instruments equal or approximate fair values due to the short term maturity of those instruments.

Income Taxes

Kendall and Equipment have been organized as a limited liability companies. Therefore, federal and state income taxes are assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of restricted cash and accounts receivable. Restricted cash accounts are generally held in federally insured banks. Accounts receivable are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company’s overall exposure to credit risk, either positively or negatively, in that customers may be similarly affected by changes in economic, industry or other conditions.

Kendall is exposed to credit losses in the event of noncompliance by counterparties on its derivative financial instruments. The counterparties to these transactions are major financial institutions. Kendall does not require collateral or other security to support the financial instruments with credit risk.

For the period January 1, 2004 through November 30, 2004, December 6, 2003 to December 31, 2003 and January 1, 2003 to December 5, 2003, revenues under power sales agreements with Dynegy Power Marketing, Inc. and Rainy River Energy Corporation, accounted for 55% and 28%, 65% and 35% and 54% and 39%, respectively, of Kendall’s revenues. The loss of either of these two power sales agreements could result in an adverse impact on Kendall’s results of operations and financial position.

Risks and Uncertainties

As with any power generation facility, operation of the Kendall facility involves risk, including the performance of the facility below expected levels of efficiency and output, shut-downs due to the breakdown or failure of equipment or processes, violations of permit requirements, operator error, labor disputes, or catastrophic events such as fires, earthquakes, floods, explosions, or other similar occurrences affecting a power generation facility or its power purchasers. The occurrence of any of these events could significantly reduce or eliminate revenues generated by the Kendall facility or significantly increase the expenses of each of the facilities, adversely impacting Kendall’s ability to make payments of principal and interest on its debt when due.

3.	FRESH START REPORTING

In accordance with the requirement of SOP 90-7, the assets and liabilities of the Reorganized Company were recorded at their estimated fair value upon adoption of Fresh Start accounting. A third party was used to complete an independent appraisal of Kendall’s tangible assets, equity investments and intangible assets and contracts. Kendall also recorded each liability existing at December 5, 2003, at the present value of amounts to be paid determined at appropriate interest rates.

The determination of the fair value of Kendall’s assets and liabilities was based on a number of estimates and assumptions, which are inherently subject to significant uncertainties and contingencies.

Kendall recorded approximately $222.8 million of net reorganization loss in the Predecessor Company’s statement of operations for the period January 1, 2003 to December 5, 2003, which includes adjustments to reduce the historical carrying values of assets and liabilities to fair market value.

Due to the adoption of Fresh Start as of December 5, 2003, the Reorganized Company’s balance sheets, statements of operations and cash flows have not been prepared on a consistent basis with the Predecessor Company’s financial statements and are not comparable in certain respects to the financial statements prior to the application of Fresh Start. A black line has been drawn on the accompanying financial statements to separate and distinguish between the Reorganized Company and the Predecessor Company. The effects of the reorganization and Fresh Start on Kendall’s balance sheet as of December 5, 2003, were as follows:

(in thousands of dollars)	Predecessor Company December 5, 2003	Fresh Start Adjustments		Reorganized Company December 6, 2003
Assets
Current assets
Restricted cash	$27,165	$—		$27,165
Accounts receivable	5,863			5,863
Inventory	3,749	(193	)(A)	3,556
Prepayments and other current assets	4,503	—		4,503

Total current assets	41,280	(193)		41,087
Property, plant and equipment, net	731,478	(172,358	)(B)	559,120

Total assets	$772,758	$(172,551)		$600,207

Liabilities and Member’s Equity
Current liabilities
Current portion of long-term debt	$489,198	$(31,160	)(C)	$458,038
Accounts payable	401	—		401
Accounts payable—affiliates	15,900	—		15,900
Accrued interest	4,208	—		4,208
Other current liabilities	12,285	—		12,285

Total current liabilities	521,992	(31,160)		490,832

Other long-term obligations	—	81,420	(D)	81,420
Derivative instruments valuation	27,954	—		27,954

Total liabilities	549,946	50,260		600,206

Member’s equity
Member contributions	310,245	(310,244)		1
Accumulated net loss	(67,924)	67,924		—
Accumulated other comprehensive loss	(19,509)	19,509		—

Total member’s equity	222,812	(222,811	)(E)	1

Total liabilities and member’s equity	$772,758	$(172,551)		$600,207

(A)	Accounting policy change upon adoption of Fresh Start reporting. Consumables are no longer included as inventory and are expensed as incurred.

(B)	Result of allocating the reorganization value in conformity with the purchase method of accounting for business combinations. These allocations were based on valuations obtained from independent appraisers.
(C)	Reflects management’s estimate, based on current market interest rates as of December 5, 2003, of the fair value of debt instruments.
(D)	Reflects management’s estimate, with the assistance of independent appraisers, of the fair value of power purchase agreements. Management identified certain power purchase agreements that were either valuable or burdensome as compared to market expectation.
(E)	Reflects the elimination of the Predecessor Company’s accumulated net loss and the accumulated other comprehensive loss.

4.	OTHER CURRENT ASSETS

Other current assets as of December 31, 2003 and December 6, 2003 consisted primarily of warranty claims in the amounts of $4.0 million and $2.6 million, respectively. There were no such amounts as of November 30, 2004.

5.	ACCRUED EXPENSES

Accrued expenses as of November 30, 2004, December 31, 2003 and December 6, 2003 consisted primarily of accrued contract retention in the amounts of $1.5 million, $9.9 million and $9.9 million, respectively.

6.	OTHER LONG-TERM LIABILITIES

As of November 30, 2004, December 31, 2003 and December 6, 2003 other long-term liabilities consisted of approximately $12.4 million, $13.1 million and $13.2 million, respectively, of accrued state sales tax. The Company purchased certain generating equipment used in the construction of the Kendall facility totaling approximately $225.1 million. State sales tax on these equipment purchases was deferred and the estimated annual sales tax payments for the next five years will approximate $696,000 per year.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The estimated fair values of the Company’s recorded financial instruments are as follows:

	Reorganized Company
	November 30, 2004		December 31, 2003		December 6, 2003
(in thousands of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Restricted cash	$42,078	$42,078	$24,278	$24,278	$27,165	$27,165
Long-term debt, including current portion	448,382	448,382	456,643	456,643	458,038	458,038

For cash and cash equivalents and restricted cash, the carrying amount approximates fair value because of the short-term maturity of those instruments. The fair value of long-term debt is established based on quoted market prices for those instruments which are traded or on a present value method using current interest rates for similar instruments with equivalent credit quality.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

		Reorganized Company
(in thousands of dollars)	Average Remaining Useful Lives	November 30, 2004	December 31, 2003	December 6, 2003
Land		$155	$148	$148
Plant equipment	1-39 years	530,130	558,972	558,972
Construction in progress		181	34	—
Accumulated depreciation		(14,817)	(1,161)	—

Property, plant and equipment, net		$515,649	$557,993	$559,120

9.	FACILITY CONTRACTS

Under the terms of a Power Purchase Agreement (“DPM PPA”), with Dynegy Power Marketing, Inc. (“DPM”), Kendall is obligated to sell and DPM is obligated to purchase approximately 550 MW of electric generating capacity and associated energy from two of the four electric generating units (the “Units”) at the Project at prices set forth in the DPM PPA. The initial term of the DPM PPA is ten years, beginning on June 1, 2001. DPM has the option of extending the DPM PPA for two additional five year terms by providing Kendall written notice at least two years prior to the expiration of the initial term and the first additional five-year extension. Kendall may, if DPM does not extend the DPM PPA prior to the end of the initial term, extend the DPM PPA for a period of five years.

The terms of the DPM PPA require DPM to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The DPM PPA is a tolling arrangement, whereby DPM is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for each DPM Unit to generate its net electrical output. DPM’s obligations under the DPM PPA are guaranteed by DPM’s parent company, Dynegy, Inc.

Under the terms of a Power Purchase Agreement (“Rainy River PPA”) with Rainy River Energy Corporation (“Rainy River”), Kendall is obligated to sell and Rainy River is obligated to purchase approximately 275 megawatts of electric generating capacity and associated energy from one of the four Units at the Kendall facility at prices set forth in the Rainy River PPA. The initial term of the Rainy River PPA expires on September 16, 2017.

The terms of the Rainy River PPA require Rainy River to make payments to Kendall including a reservation payment, an energy payment, a guaranteed heat rate payment and a system upgrade payment.

The Rainy River PPA is a tolling arrangement, whereby Rainy River is obligated to arrange, procure, supply, nominate, balance, transport, pay for and deliver the amount of natural gas necessary for the Rainy River Unit to generate its net electrical output. Rainy River’s obligations under the Rainy River PPA are guaranteed by Rainy River’s parent company, Minnesota Power, Inc.

Under the terms of a long-term operations and maintenance agreement (“O&M Agreement”) with General Electric International, Inc. (“GE”), Kendall is required to pay GE a fixed annual fee of approximately $550,000 during operation of the facility. Kendall is also required to reimburse GE for all labor costs, including payroll and taxes, subcontractor costs and other costs deemed reimbursable by Kendall. The annual fee is adjusted annually based on specified indices published by the United States Government. Kendall made payments of approximately

$3.3 million, $0.3 million and $3.5 million to GE under the O&M Agreement for the periods January 1, 2004 through November 30, 2004, December 6, 2003 through December 31, 2003 and January 1, 2003 through December 5, 2003, respectively. The term of this amended O&M Agreement is ten years commencing on March 28, 2002, the date on which the first Unit achieved commercial operations.

Pursuant to the terms of a Long Term Service Agreement (“LTSA”) with GE, GE provides long term parts and services for each of the four combustion turbine units located at the Kendall facility. The term of the LTSA will expire on a Unit by Unit basis after the later of (i) the date on which a Unit has attained either 96,000 factored hours or 5,400 factored starts, as defined in the LTSA, whichever occurs first, or (ii) the date on which GE has completed the second major inspection, as defined in the LTSA, for such Unit. In no event shall the term of the LTSA extend beyond the 21st anniversary of the effective date.

Fees for the LTSA are comprised primarily of (i) a variable quarterly payment based upon each covered unit’s operational parameters and (ii) a fixed payment based upon each covered unit’s actual hours and starts incurred. All payments are adjusted annually based upon specified indices published by the United States Government. Kendall made payments of approximately $2.2 million, $0 and $2.1 million to GE under the LTSA for the period January 1, 2004 to November 30, 2004, December 6, 2003 to December 31, 2003 and January 1, 2003 to December 5, 2003, respectively.

10.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, Accounting for Derivatives Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value. Changes in the fair value of non-hedge derivatives are immediately recognized in earnings. The criteria used to determine if hedge accounting treatment is appropriate are (a) the designation of the hedge to an underlying exposure, (b) whether or not the overall risk is being reduced and (c) if there is a high degree of correlation between the value of the derivative instrument and the underlying obligation. Formal documentation of the hedging relationship, the nature of the underlying risk, the risk management objective, and the means by which effectiveness will be assessed is created at the inception of the hedge. Changes in fair values of derivative accounted for as hedges are either recognized in earnings or offsets to the changes in fair value of related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other accumulated comprehensive income, or OCI, until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative instrument’s change in fair value is immediately recognized in earnings.

Kendall has entered into various interest rate swaps from variable to fixed rates. These swaps have been designated as hedges of forecasted transactions and are accounted for using the cash flow method.

The following table summarizes the effects of SFAS No. 133 on the Company’s accumulated other comprehensive income (loss) balance:

(in thousands of dollars)
OCI balance at December 31, 2002	$(22,941)
Mark to market of hedge contracts	3,432

OCI balance at December 5, 2003 (Predecessor Company)	$(19,509)

OCI balance at December 6, 2003 (Reorganized Company)	$—
Mark to market of hedge contracts	1,494

OCI balance at December 31, 2003	1,494
Mark to market of hedge contracts	839

OCI balance at November 30, 2004	$2,333

The adoption of SFAS No. 133 on January 29, 2001 (inception—predecessor), resulted in no unrealized gain or (loss). The Company recorded gains in OCI of approximately $3.4 million during the period from January 1, 2003 to December 5, 2003, related to changes in the fair values of derivatives accounted for as hedges. The application of SOP 90-7 resulted in the elimination of the $19.5 million balance in OCI with the adoption of Fresh Start accounting. The Company recorded gains in OCI of approximately $1.5 million and $0.8 million during the periods December 6, 2003 to December 31, 2003 and January 1, 2004 to November 30, 2004, respectively.

No ineffectiveness was recognized on cash flow hedges during the periods from January 1, 2004 to November 30, 2004, December 6, 2003 to December 31, 2003 and January 1, 2003 to December 5, 2003.

11.	FINANCING

Kendall has a $554.2 million credit facility (term loan), dated November 12, 1999, consisting of a credit facility of $499.5 million, available letters of credit of $49.7 million and a $5.0 million working capital facility.

During 2001, $499.5 million was drawn against the credit facility. At December 31, 2003 and December 6, 2003 there were outstanding borrowings under this facility totaling approximately $456.6 million (net of imputed discount of $30.4 million) and $458.0 million (net of imputed discount of $31.2 million) at a weighted average annual interest rate of 2.58% and 2.58%, respectively. The term loan requires Kendall to pay interest and principal on a quarterly basis with a balloon payment due in 2006 and is secured by the assets, including contracts, of Kendall.

During 2003, no letters of credit expired. At December 31, 2003 and December 6, 2003, $8.5 million and $8.5 million were outstanding, expiring November 2004. For the period January 1, 2004 through November 30, 2004, Kendall had available letters of credit totaling $25 million and a $5 million working capital facility. During November 2004, the letters of credit and the working capital facility expired. At December 31, 2003 and December 6, 2003, there were no balances outstanding under the working capital facility.

In connection with the revaluation of Kendall’s debt to fair value under SOP 90-7, a debt discount of $31.2 million was recorded. The discount amount will be amortized to earnings over the life of the debt. At November 30, 2004, December 31, 2003 and December 6, 2003, the unamortized discount was $20.6 million, $30.4 million and $31.2 million, respectively.

Annual maturities under the facility for the years ending after 2004 are as follows:

(in thousands of dollars)
2005	$11,239
2006	455,284

$466,523

Kendall, as required by the Credit Agreement, has four interest rate swap agreements (in millions). The notional amounts, fair market values on November 30, 2004, December 6, 2003 and December 31, 2003, fixed rates, and termination dates are as follows:

(in millions of dollars)						Average Fixed Rate	Termination Date
Notional Amount	FairValue	Notional Amount	Fair Value	Notional Amount	Fair Value
November 30, 2004		December 31, 2003		December 6, 2003
$218.7	$15.8	$221.5	$25.7	$221.9	$28.0	7.0%	9/29/2006

For the period January 1, 2004 through November 30, 2004, December 6, 2003 through December 31, 2003 and January 1, 2003 through December 5, 2003, Kendall made principal payments under the Credit Agreement of approximately $18.0 million, $2.2 million and $6.6 million, respectively.

Outstanding loans are secured by all of the assets and contract rights of Kendall.

The Credit Agreement requires that proceeds from borrowings, the receipt of revenues, debt service payments and the payments for certain categories of expenses each be segregated into separate bank accounts. Under the terms of a depositary agreement (the “Depositary Agreement”), Kendall has established the required bank accounts and has pledged all its rights, title and interest in the bank accounts as security for its payment obligations under the Credit Agreement.

The Credit Agreement requires compliance with certain covenants, including, among other things, compliance with certain reporting requirements, additional indebtedness, certain new and existing agreements and other activities. Kendall was in compliance with such covenants at November 30, 2004.

At December 31, 2003, Kendall was in default in respect to certain covenants. On April 19, 2004, Kendall reached settlement agreements with the lenders, which cured the defaults. The lenders and the Administrative Agent granted waivers for all events of default under the Credit Agreement. As a condition to securing waivers, Kendall agreed to several additional covenants, including a requirement to achieve Project Completion, as defined in the Credit Agreement, by March 31, 2005, and satisfaction and removal of all non-permitted liens by July 30, 2004. Also, in April 2004, $10.5 million of project debt was repaid through a draw on the project letter of credit. As a result, Kendall was no longer in default under the terms of the Credit Agreement as of April 19, 2004.

12.	RELATED-PARTY TRANSACTIONS

On January 29, 2001, Kendall and NRG Energy assumed the Management Services Agreement, dated November 12, 1999, which allows NRG Energy to provide certain management services to Kendall. The agreement has a 27-year term, beginning at the project completion date and outlines the particular services which shall be provided and allows for the reimbursement of such expenses. These services include, but are not limited to: human resources, accounting, finance, treasury, tax, office administration, information technology, Credit Agreement documentation and compliance, engineering, construction management, environmental, legal and safety. NRG Energy charge Kendall amounts totaling $2.9 million, $0 and $2.5 million for the period from January 1, 2004 to November 30, 2004, December 6, 2003 to December 31, 2003 and January 1, 2003 to December 5, 2003 for services provided.

13.	COMMITMENTS AND CONTINGENCIES

In connection with the credit facility dated November 19, 1999, Kendall and Granite II Holding, LLC agreed to certain terms under an Equity Contribution Agreement (the “Equity Agreement”) with the lenders. Under the Equity Agreement, Granite was obligated to make equity contributions, as defined in the agreement, totaling $80.5 million. As of December 31, 2003, the total equity contributions made to date was in dispute. This dispute was settled in April 2004. (Note 15).

The Company entered into an engineering procurement and construction contract (“EPC Agreement”) with Dick Corporation, Inc. (“Dick”) and National Energy Production Company, Inc. (“NEPCO”) for the design and construction of a co-generation facility in Minooka, Kendall County, Illinois. The EPC Agreement required Dick and NEPCO to perform all project work to design and construct the facility with the sole exception of procurement of the four gas-fired turbines from General Electric Corporation (“GE”) and the four Heat Recovery Steam Generators (“HRSGs”) from Foster Wheeler Energy Corporation, Inc. (“FWEC”). The HRSGs and turbines were procured by another of our subsidiaries, LSP Equipment, LLC, which was required to deliver them to the project site for assembly and integration into the overall project work by Dick and NEPCO. The terms of this integration were governed by a separate document entitled “Construction Interfacing Agreement.” Early into the project construction, NEPCO, a wholly owned subsidiary of Enron, sought bankruptcy protection and ceased to perform work on the project. Dick continued to perform some project work, and with the assistance of additional funds and completion services provided by Kendall, the project work was substantially completed and the plant is fully operational. Dick contended that it is entitled to additional compensation due to certain alleged deficiencies in the deliveries of the HRSGs and turbines. Pursuant to the terms of the Interfacing Agreement, Dick directed Kendall to prosecute claims against FWEC and GE for $23 million and $7.6 million, respectively. Dick further alleged that Kendall is liable for these sums should either GE or FWEC prove insolvent. Dick also claimed entitlement to currently unspecified additional compensation for extra work performed on the project. Dick filed a mechanic’s lien on the project in the amount of $50 million to secure these prospective claims as well as other claims they might make for extra compensation. Kendall disputed these allegations.

In late April 2003, Kendall and Equipment instituted a lawsuit in the United States District Court, Southern District of New York, against Dick asserting that Dick breached its contractual obligations to these plaintiffs by failing to (a) complete the power plant by the agreed deadline, (b) hire the necessary subcontractors to complete the construction and commissioning of the power plant, (c) discharge or otherwise respond to mechanic’s liens filed by subcontractors against the power plant, (d) indemnify the plaintiffs for costs incurred in connection with Dick’s directions not to pay GE and FWEC, and (e) indemnify the plaintiffs for costs incurred in asserting and prosecuting claims on behalf of Dick against GE and FWEC. Plaintiffs sought damages against Dick, including more than $50 million paid by the Company to resolve subcontractors’ liens which Dick refused to discharge, the expense plaintiffs incurred in retaining substitute contractors to complete work on the facility, liquidated damages for Dick’s failure to obtain substantial completion by the contractual Guaranteed Completion Dates and liquidated damages for Dick’s failure to attain certain power performance guaranties. Plaintiffs also sought a declaration that the company had not breached the EPC Agreement by failing to pay Dick the nearly $15 million alleged to be owing in Dicks mechanic’s lien foreclosure action. Further, plaintiffs sought damages for Dick’s breach of its obligations under the Construction Interfacing Agreement, along with a declaration of the parties’ rights and obligations under that agreement, including a declaration (a) of plaintiff’s entitlement to indemnity for costs incurred as a consequence of following Dick’s directions; (b) that Dick is not entitled to immediate payment of sums withheld from GE and FWEC at Dick’s direction; (c) that plaintiffs are not obliged to withhold sums they conclude cannot reasonably be withheld under the terms of the respective purchase agreements; (d) of Dick’s obligation to provide detailed direction, to the point of assuming control, of any litigation either commenced by GE or FWEC in response to plaintiffs’ conduct at Dick’s direction or that Dick directs plaintiffs to commence against either GE or prosecuting such litigations. By Order dated July 23, 2003, the District Court in New York denied Dick’s motion to dismiss the lawsuit against it, and the Illinois Court stayed Dick’s mechanic’s lien action pending resolution of the New York federal case. Dick has filed motions in both the Illinois state court and the New York federal court seeking interlocutory appeal of the respective courts’ decisions.

The remainder of the major liens for unpaid services on the Kendall Project have been satisfied by Kendall with the exception of the following:

a) $4.5 million (FWEC) (see below),

b) $1.0 million (Hitachi Zosen USA (“Hitachi”), supplier to FWEC) (see below), and

c) $0.8 million (Onyx Corporation).

As of April 19, 2004, Kendall and several of its affiliates finalized a settlement agreement resolving Dick’s claims against Kendall respecting all the above matters. This settlement resolved Dick’s claims, set forth below, for alleged conversion and misappropriation of architectural and engineering drawings Dick prepared for the construction of the Minooka power plant (Note 15).

In addition, Kendall has executed a memorandum of understanding with FWEC, and on April 19, 2004, finalized a settlement under which FWEC would be obliged to release its lien and clear the derivative lien of Hitachi, referenced above (Note 15).

Foster Wheeler Energy Corporation, v. LSP Equipment, LLC and LSP Kendall Energy, LLC

FWEC sought over $4 million from Equipment and Kendall for four heat-recovery steam boilers that it supplied to Kendall’s power plant built in Minooka, Illinois. FWEC alleged breach of contract against Equipment and a mechanic’s lien foreclosure claim against Kendall. Equipment and Kendall asserted that FWEC was late in delivery of the boilers and that the delay damages more than offset the balance that FWEC maintains is owed. The appellate court reversed the trial court’s denial of Equipment’s motion to compel arbitration, and ordered that the dispute be arbitrated. However, FWEC filed a Petition for Leave to Appeal to the Illinois Supreme Court. In January 2003, Hitachi filed a counterclaim seeking to foreclose its approximately $1 million lien claim. On February 20, 2003, Dick filed a counterclaim seeking to foreclose its mechanic’s lien claim in the amount of $49.9 million. As set forth above, Equipment and Kendall finalized a settlement under which FWEC would be obliged to release its lien and clear the derivative lien of Hitachi, referenced above (Note 15).

Dick Corporation v. LSP Nelson Energy, LLC and NRG Energy, Inc.

Dick filed an action in the Circuit Court of Lee County against Kendall and others alleging conversion and misappropriation of architectural and engineering drawings that Dick prepared for the construction of the Minooka power plant for use at a power plant built by LSP Nelson Energy in Lee County. Dick sought some $10 million in damages. The defendants filed a motion to dismiss the case, asserting that Dick’s claims are preempted by the Illinois Trade Secrets Act, and that the drawings do not constitute trade secrets that are entitled to protection. Kendall finalized a settlement agreement which resolved Dick’s claims against Kendall in this matter (Note 15).

During the development of the Kendall facility, Kendall entered into a tax agreement (the Tax Agreement) with Kendall County, Illinois and Seward Township, Illinois. The Tax Agreement specified an allocation of 10-20% of the direct construction costs of the Kendall facility to be treated as real property, and thus taxed as such, and the remainder to be treated as personal property, and not subject to real estate taxes. Two local school districts (the “School Districts”) were not a party to the Tax Agreement, and as such filed an appeal of the Kendall’s 2001 and 2002 tax assessments at the county level. The School Districts argue that the entire Kendall facility, including all construction costs and generating equipment, is assessable. Kendall contends that only the land, buildings and site improvements are assessable. The School Districts’ 2001 appeal at the county level was unsuccessful. The School Districts’ appeal of the Kendall’s 2002 assessment at the county level was successful and, as a result, the assessments and related taxes for 2002, 2003, and 2004 were increased. Kendall’s assessment for all years (2001-2004) are currently under appeal at the state level in front of the Illinois Property Tax Appeal Board (the “PTAB”). In April 2005, PTAB held a hearing in connection with Kendall’s 2001 real estate taxes. A decision from the PTAB is not expected before the end of October 2005. The unsuccessful party has the right to appeal to the Illinois Appellate Court and a decision would take approximately one year from the date of the filing. The ultimate outcome of these matters and estimate of potential refund or additional tax cannot presently be determined; however, the potential impact of any one year may be material.

Kendall is a party to certain other claims arising in the ordinary course of business. Kendall is of the opinion that final disposition of these claims will not have a material adverse effect on Kendall’s financial position, results of operations or cash flows.

14.	PROVISION FOR LOSS ON CONTRACT

In connection with the application of SOP 90-7, Kendall recorded a provision related to out-of-market interest rate swaps with a fair value of $28.0 million at the date of application. During the period from December 6, 2003 to December 31, 2003, approximately $0.7 million of the provision was amortized as a reduction of interest expense. At November 30, 2004, December 31, 2003 and December 6, 2003 the carrying value of approximately $15.8 million, $27.2 million and $28.0 million, respectively, is recorded within derivative instruments on the balance sheet. Additionally, application of SOP 90-7 required Kendall to recognize the value of certain power purchase contracts that were deemed to be valuable or burdensome as either intangible assets or liabilities which will be amortized into income over the respective terms of each contract. The tolling arrangements with Dynegy and Rainy River Energy, Corp. were valued to be out of the market by $81.4 million at December 5, 2003. The liability provision was reduced by approximately $0.4 million and $4.1 million for the period from December 6, 2003 to December 31, 2003 and January 1, 2004 to November 30, 2004. The reduction in the liability is recorded as additional revenue in the statement of operations.

15.	SETTLEMENT AGREEMENTS

In April 2004, Kendall executed several agreements that resolved all events of default under its credit facility and provided mutual releases and discharges of certain claims.

Under the Global Settlement Agreement, dated April 19, 2004, the obligations under both the Equity Agreement and the Indemnity Agreement were satisfied and in return, NRG Energy agreed to amounts submitted as unsecured claims pursuant to NRG Energy’s Plan of Reorganization.

Additionally, the lenders and the Administrative Agent granted waivers for all events of default under the Credit Agreement. As a condition to securing the waivers, Kendall agreed to several additional covenants, including a requirement to achieve Project Completion, as defined in the Credit Agreement, by March 31, 2005, and satisfaction and removal of all non-permitted liens by July 30, 2004. Also, in April 2004, $10.5 million of project debt was repaid through a draw on the project letter of credit. As a result, Kendall is no longer in default under the terms of the Credit Agreement as of April 19, 2004.

Under separate settlement agreements with Dick, FEWC and Hitachi, all liens and claims will be released. No gain or loss is expected to be recognized by Kendall as a result of these settlements.

ANNEX A

PLAN OF MERGER, CONTRIBUTION AND SALE AGREEMENT

PLAN OF MERGER, CONTRIBUTION AND SALE AGREEMENT

by and among

DYNEGY INC.,

LSP GEN INVESTORS, L.P.,

LS POWER PARTNERS, L.P.,

LS POWER EQUITY PARTNERS PIE I, L.P.,

LS POWER EQUITY PARTNERS, L.P.,

LS POWER ASSOCIATES, L.P.,

FALCON MERGER SUB CO.,

and

DYNEGY ACQUISITION, INC.

Dated September 14, 2006

Annex A-1

Annex A-2

Annex A-3

Annex A-4

Exhibit A — Form of Indenture

Exhibit B — Term Sheet for Griffith Debt

Exhibit C — Form of Development Master LLC Agreement

Exhibit D — Form of Development Services Agreement

Exhibit E — Form of CUSA Voting Agreement

Exhibit F — Form of CUSA Registration Rights Agreement

Exhibit G — Form of LS Registration Rights Agreement

Exhibit H— Form of Shareholders’ Agreement

Exhibit I — Form of Newco Articles of Incorporation

Exhibit J — Form of Newco Bylaws

Exhibit K — Form of Corporate Opportunity Agreement

Exhibit L — Form of Amendments to Dynegy Articles of Incorporation

Exhibit M — Form of Dynegy Bylaws

Exhibit N — Form of Voting Agreement

Annex A-5

INDEX OF TERMS

Page
2005 10-K	34
Acquisition Date	19
Action	18
affiliate	79
Agreement	1
Applicable Dynegy Disclosures	34
Approval	12
Approvals	12
Associates	1
Available Employees	67
Cash Consideration	1
Change in Dynegy Recommendation	54
Closing	4
Closing Date	4
Code	3
Confidentiality Agreement	61
Continued Employee	67
Contract	12
Contracts	12
Contributed Entity Plans	20
Contributed Development Interests	2
Contributed Entities	13
Contributed Entity Affiliate Contracts	28
Contributed Entity Employees	20
Contributed Entity ERISA Affiliate	21
Contributed Entity Pension Benefit Plan	21
Contributed Entity Plan	20
Contributed Entity Securities	15
Contributed First Tier Entities	12
Contributed Interests	2
Contributed Operating Entities	15
Contributed Operating Entity Contracts	27
Contributed Operating Entity Insurance Policies	29
Contributed Operating Holding Interests	2
Contribution Notes	2
Contributions	2
Contributor Breach	73
Contributor Representatives	56
Contributor Superior Proposal	58
Contributor Takeover Proposal	58
Contributors	1
Corporate Opportunity Agreement	3
CUSA	3
CUSA Registration Rights Agreement	3
CUSA Voting Agreement	3
Debt	15
Delaware Standard	57
Derivative Product	27
Development Entities	29

Annex A-6

Page
Development LLC	2
Development Master LLC Agreement	2
Development Services LLC Agreement	2
DHI	33
Dissenting Shareholder	10
DOJ	62
Dynegy	1
Dynegy A Shares	1
Dynegy Affiliate Contracts	42
Dynegy B Shares	1
Dynegy Board	1
Dynegy Breach	73
Dynegy Disclosure Letter	30
Dynegy Employees	36
Dynegy Entities	30
Dynegy Entity Contracts	41
Dynegy Entity Insurance Policies	44
Dynegy ERISA Affiliate	37
Dynegy Financial Advisors	42
Dynegy Financial Statements	33
Dynegy MAE	30
Dynegy Options	8
Dynegy Plan	36
Dynegy Plans	36
Dynegy Recommendation	43
Dynegy Reports	33
Dynegy Representatives	53
Dynegy Securities	31
Dynegy Shares	1
Dynegy Special Meeting	59
Dynegy Stock Certificate	6
Dynegy Stock-Based Award	9
Dynegy Superior Proposal	55
Dynegy Takeover Proposal	55
Dynergy Pension Benefit Plan	37
Effective Time	4
Enforceability Exceptions	12
Environmental Claim	25
Environmental Law	25
Environmental Permits	24
Equity Partners	1
ERISA	20
Exchange	3
Exchange Act	33
Exchange Agent	7
Exchange Fund	7
Exchange Ratio	6
Excluded Dynegy Shares	5
Excluded Items	66
Expense Fee	74
Expenses	78

Annex A-7

Page
FERC	16
Financial Statement Entities	17
Formation Transactions	2
FPA	16
FTC	62
GAAP	16
Gen Investors	1
Governmental Authority	13
Griffith Debt	68
Griffith Holdings	68
Griffith Transactions	69
Hazardous Material	25
HSR Act	16
IBCA	4
Indenture	2
IRS	20
JV Contributions	2
Kendall	1
Kendall Blocker	1
Kendall Consideration	1
Kendall Interests	1
Kendall Notes	1
Kendall Sale	2
Kendall Services	1
Law	17
Laws	17
Letters of Credit	63
Liens	12
LS Disclosure Letter	15
LS Financial Statements	17
LS GP	1
LS Interim Financial Statements	17
LS MAE	14
LS Registration Rights Agreement	3
Merger	1
Merger Certificate	4
Merger Consideration	6
Merger Sub	1
Newco	1
Newco A Shares	1
Newco B Shares	2
Newco Entities	1
Newco Option	8
Newco Securities	46
Newco Shares	2
Newco Stock-Based Award	9
Non-Transferred Excluded Item	66
Notes	2
Operating Asset Contributors	1
Order	17
Other Regulations	62

Annex A-8

Page
parties	1
party	1
PBGC	21
Permits	19
person	79
PIE	1
Proxy/Prospectus	28
PUHCA 2005	28
Registration Statement	28
Release	26
Remedial Action	26
Representatives	61
Required Approvals	16
Required Dynegy Shareholder Vote	43
Rights Plan	16
Rule 405	34
SEC	9
Securities Act	33
Seller Marks	65
Shareholder Agreement	3
Southwest Interest	69
Stock Consideration	2
subsidiary	79
Surviving Corporation	4
Tax Return	24
Taxes	24
Termination Date	72
Termination Fee	73
Trading and Non-Trading Guarantees	32
Transaction Documents	11
Transactions	11
Transfer Taxes	65
Voting Agreements	3

Annex A-9

PLAN OF MERGER, CONTRIBUTION AND SALE AGREEMENT

PLAN OF MERGER, CONTRIBUTION AND SALE AGREEMENT, dated September 14, 2006 (this “Agreement”), by and among Dynegy Acquisition, Inc., a Delaware corporation (“Newco”), Falcon Merger Sub Co., an Illinois corporation and a wholly owned subsidiary of Newco (“Merger Sub” and, together with Newco, the “Newco Entities”), LSP Gen Investors, L.P., a Delaware limited partnership (“Gen Investors”), LS Power Partners, L.P., a Delaware limited partnership (“LS GP”), LS Power Equity Partners PIE I, L.P., a Delaware limited partnership (“PIE”), LS Power Equity Partners, L.P. (“Equity Partners” and, together with Gen Investors, LS GP and PIE, the “Operating Asset Contributors”), LS Power Associates, L.P., a Delaware limited partnership (“Associates” and, together with the Operating Asset Contributors, the “Contributors”), and Dynegy Inc., an Illinois corporation (“Dynegy”). The Newco Entities, the Contributors and Dynegy are collectively referred to as the “parties” and individually as a “party.”

RECITALS:

A. Dynegy’s Board of Directors (the “Dynegy Board”) has approved, and deems it advisable and in Dynegy’s best interest that Newco acquire Dynegy through the statutory merger of Merger Sub with and into Dynegy (the “Merger”) and, in furtherance thereof, has approved the Merger.

B. In the Merger each of Dynegy’s issued and outstanding shares of (i) Class A common stock (the “Dynegy A Shares”), and (ii) Class B Common Stock (the “Dynegy B Shares” and, together with the Dynegy A Shares, the “Dynegy Shares”), each having no par value, will be converted into the right to receive one share of Class A Common Stock, par value $0.01 per share (“Newco A Shares”), of Newco.

C. PIE owns all of the outstanding stock of LSP-Kendall Blocker, Inc., a Delaware corporation (“Kendall Blocker”), and LS GP, Associates, Equity Partners and Kendall Blocker own, directly or indirectly, all of the outstanding membership interests in LSP Kendall Holding, LLC, a Delaware limited liability company (“Kendall”). Associates owns all the outstanding membership interest in LSP Services Kendall, LLC (“Kendall Services”).

D. LS GP, Associates and Equity Partners desire to sell their interests in Kendall to Newco, PIE desires to sell its stock of Kendall Blocker and Associates desires to sell its interests in Kendall Services to Newco (collectively, such interests and stock the “Kendall Interests”) in exchange for $100,000,000 in cash (the “Cash Consideration”) and $112,000,000 in aggregate principal amount of notes (the “Kendall Notes”, and together with the Cash Consideration, the “Kendall Consideration”) issued pursuant to an indenture substantially in the form of Exhibit A (the “Indenture”) (such sales, the “Kendall Sale”).

E. The Contributors own interests in five limited liability companies and ten corporations identified in Part IA.(1)(a) of Section 2.3 of the LS Disclosure Letter (the “Contributed Operating Holding Interests”).

F. Associates will form a Delaware limited liability company (the “Development LLC”). Immediately prior to Closing, Associates will contribute the interests in the companies identified in Part I.B.1 of Section 2.3 of the LS Disclosure Letter (the “Contributed Development Interests” to Development LLC. Simultaneous with the Closing, Associates will contribute 50% of the membership interest in the Development LLC and the Contributors will contribute the Contributed Operating Holding Interests (collectively, the “Contributed Interests”) to Newco. These contributions along with the contribution of the Contributed Interests shall be referred to as the “Contributions” and, together with the Merger, the Kendall Sale and the transactions described in Recital K, the “Formation Transactions.” Upon the Effective Time, the limited liability company agreement relating to Development LLC will be amended and restated to be substantially in the form of Exhibit C (the “Development Master LLC Agreement”).

G. The Contributors believe it is in their respective best interests that Newco acquire the Contributed Interests in exchange for an aggregate of (i) 340,000,000 shares of Class B Common Stock, par value $0.01 per

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share (the “Newco B Shares” and, together with the Newco A Shares, “Newco Shares”) of Newco (the “Stock Consideration”) and (ii) $163,000,000 in aggregate principal amount of notes (the “Contribution Notes” and together with the Kendall Notes, the “Notes”) issued pursuant to the Indenture.

H. The Contributors believe it is in their respective best interests that Newco purchase the Kendall Interests in exchange for the Kendall Consideration.

I. Immediately after the Closing, Associates intends to contribute its interest in the development projects identified in Part III of Section 2.3 of the LS Disclosure Letter (the “JV Contributions”) to the Development LLC.

J. Immediately after Closing, Newco intends to contribute to the Development LLC its interests in the development projects identified in Section J of the Dynegy Disclosure Letter.

K. At the closing of the transactions contemplated to occur at Closing under this Agreement and the agreements, instruments and documents contemplated hereby, Newco and Associates intend to enter into an LLC Agreement substantially in the form of Exhibit D (the “Development Services LLC Agreement”) for a limited liability company which will provide services to the Development LLC and its subsidiaries.

L. Certain of Dynegy’s officers have entered into voting agreements substantially in the form of Exhibit N with the Contributors under which such officers have agreed to vote in favor of the adoption of this Agreement and the Merger and certain other matters (the “Voting Agreements”).

M. Simultaneous with the execution of this Agreement, Chevron U.S.A. Inc., a Pennsylvania corporation (“CUSA”), has entered into a Voting Agreement substantially in the form of Exhibit E (the “CUSA Voting Agreement”) with the Contributors, by which CUSA has agreed to take those actions contemplated thereby and to waive certain rights in connection with the transactions contemplated hereby.

N. Simultaneous with the execution of this Agreement, CUSA and Newco intend to enter into a Registration Rights Agreement (the “CUSA Registration Rights Agreement”) substantially in the form of Exhibit F, under which CUSA will be granted registration rights.

O. Simultaneous with the execution of this Agreement, the Contributors and Newco have entered into a Registration Rights Agreement (the “LS Registration Rights Agreement”) substantially in the form of Exhibit G, under which the Contributors will be granted registration rights.

P. Simultaneous with the execution of this Agreement, the Contributors and Newco have entered into a Shareholder Agreement (the “Shareholder Agreement”) substantially in the form of Exhibit H, under which the Contributors and Newco will make certain agreements with respect to the transferability of the Contributors’ Newco Shares, the management of Newco and certain other matters.

Q. At Closing, the Articles of Incorporation and Bylaws of Newco will be amended in their entirety to be substantially in the forms of Exhibit I and Exhibit J, respectively.

R. Simultaneous with the execution of this Agreement, Newco and LS Power Development, LLC have entered into a Corporate Opportunity Agreement (the “Corporate Opportunity Agreement”) with Newco, substantially in the form of Exhibit K.

S. For federal income tax purposes, the parties intend for the Merger and Contributions to qualify as contributions of the Contributed Interests and of the stock of Dynegy to Newco in exchange for Newco Shares and other property (such exchange, an “Exchange”) under Section 351 of the United States Internal Revenue Code of 1986, as amended (the “Code”).

T. For federal income tax purposes, the parties intend for the Kendall Sale to qualify as a sale or exchange of the Kendall Interests under Section 1001 of the Code.

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AGREEMENT:

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

TRANSACTIONS

Section 1.1 The Merger. At the Effective Time subject to this Agreement and Section 11.50 of the Illinois Business Corporation Act (the “IBCA”), Merger Sub will be merged with and into Dynegy, Merger Sub’s separate corporate existence will cease, and Dynegy will continue as the surviving corporation and as a wholly-owned subsidiary of Newco. Dynegy as the surviving corporation after the Merger is sometimes referred to as the “Surviving Corporation.”

Section 1.2 The Contributions and Kendall Sale. (a) At the Closing, the Contributors shall contribute the Contributed Interests to Newco in exchange for the Stock Consideration and the Contribution Notes. Such consideration shall be allocated in accordance with Schedule 1.2(a).

(b) PIE, LS GP, Associates and Equity Partners shall sell the Kendall Interests to Newco in exchange for the Kendall Consideration. Such consideration shall be allocated in accordance with Schedule 1.2(b).

Section 1.3 Closing. The closing of the Formation Transactions (the “Closing”) will take place at the offices of Akin Gump Strauss Hauer & Feld LLP in Houston, Texas, commencing 9:00 am local time on the second business day following the satisfaction or waiver of all conditions to consummate the Transactions (other than conditions with respect to actions the respective parties will take at the Closing itself) or such other date as Dynegy and the Contributors may mutually determine (the “Closing Date”).

Section 1.4 Actions and Deliveries at Closing.

(a) Merger. On the Closing Date, the parties will cause the Merger to be consummated by filing Articles of Merger with the Secretary of State of Illinois (the “Merger Certificate”), in accordance with the IBCA. The date and time the Merger becomes effective as specified in the Merger Certificate is referred to as the “Effective Time.”

(b) Contribution. On the Closing Date the Contributors shall deliver to Newco executed (i) stock powers, and (ii) limited liability company interest powers, in each case contributing the applicable Contributed Operating Holding Interests and 50% of the membership interests in the Development LLC to Newco free and clear of any Liens except as contemplated hereby, in exchange for the Stock Consideration and the Contribution Notes.

(c) Kendall Sale. On the Closing Date, PIE, LS GP, Associates and Equity Partners shall sell to Newco and Newco shall purchase executed (i) limited liability company interest powers and (ii) stock powers, in each case conveying the applicable Kendall Interests free and clear of all Liens except as contemplated hereby, in exchange for the Kendall Consideration.

Section 1.5 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in the IBCA. At the Effective Time all of Dynegy’s and Merger Sub’s property, rights, privileges, powers, and franchises will vest in the Surviving Corporation, and all of Dynegy’s and Merger Sub’s debts, liabilities, and duties will become the Surviving Corporation’s debts, liabilities, and duties.

Section 1.6 Charter and Bylaws. The Articles of Incorporation of Dynegy as the Surviving Corporation as in force and effect at the Effective Time shall be the Articles of Incorporation of said Surviving Corporation

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except that Articles 4 and 7 will be amended and changed so as to read at the Effective Time as indicated in Exhibit L, and said Articles of Incorporation as so amended and changed shall continue in full force and effect until further amended and changed in the manner prescribed by the provisions of IBCA. At the Effective Time, the bylaws of Dynegy as in effect immediately prior to the Effective Time shall be amended to read in their entirety in the form of Exhibit M, and, as so amended shall be the bylaws of the Surviving Corporation.

Section 1.7 Directors and Officers. Merger Sub’s director(s) and officers immediately before the Effective Time will be the Surviving Corporation’s initial director(s) and officers.

Section 1.8 Effect of Merger on Dynegy’s Capital Stock. At the Effective Time, because of the Merger and without any action on the part of any party:

(a) Cancellation of Newco-Owned and Dynegy-Owned Stock. Each Dynegy Share that either Newco Entity or Dynegy or any direct or indirect wholly owned subsidiary of either Newco Entity or Dynegy owns immediately before the Effective Time (collectively, “Excluded Dynegy Shares”) will be canceled and extinguished without conversion.

(b) Cancellation of Dynegy-Owned Stock. Each Newco Share the Dynegy Entities hold will be canceled and extinguished without any further action simultaneous with the Closing.

(c) Common Stock of Merger Sub. Each share of Merger Sub’s common stock issued and outstanding immediately before the Effective Time will be converted into and exchanged for one validly issued, fully paid, and nonassessable share of the Surviving Corporation’s common stock. Each stock certificate of Merger Sub evidencing ownership of any such shares will from and after the Effective Time evidence ownership of shares of the Surviving Corporation’s common stock.

(d) Conversion of Dynegy Stock. Subject to Section 1.13, each Dynegy Share issued and outstanding immediately before the Effective Time (other than Excluded Dynegy Shares) will be converted into the right to receive one Newco A Share (the “Exchange Ratio”). All such Dynegy Shares, when so converted, will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and the holder of a certificate (a “Dynegy Stock Certificate”) that, immediately before the Effective Time, represented outstanding Dynegy Shares will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Dynegy Stock Certificate: (i) the number of Newco A Shares as calculated above, (ii) certain dividends and other distributions in accordance with Section 1.8(f), and (iii) cash in lieu of fractional Newco A Shares under Section 1.11, in each case without interest (collectively, the “Merger Consideration”).

(e) Rights Before Surrender, Stock Splits, etc. and Stock Transfer Books. Until surrendered as contemplated by Section 1.9, each Dynegy Stock Certificate will be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. If between the date hereof and the Effective Time the outstanding Dynegy Shares or Newco Shares are changed into a different number of shares or a different class because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio will be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares. After the Effective Time, Dynegy’s stock transfer books will be closed and there will be no further transfers of Dynegy Shares. If, at or after the Effective Time, Dynegy Stock Certificates are presented to the Surviving Corporation, they will be canceled and exchanged in accordance with this Agreement.

(f) Dividends and Distributions on Merger Consideration. No dividends or other distributions declared or made having a record date after the Effective Time will be paid to the holder of any unsurrendered Dynegy Stock Certificate until the record holder of such Dynegy Stock Certificate has surrendered it under Section 1.9. Subject to the effect of applicable Laws (including escheat and abandoned property Laws), following surrender of any such Dynegy Stock Certificate there will be paid to the record holder of the

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certificates representing the Merger Consideration issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time that, absent the failure to surrender such Dynegy Stock Certificate, theretofore would have been required to be paid with respect to such Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to such Merger Consideration has not occurred before the surrender of such Dynegy Stock Certificate, at the appropriate payment date therefor, the amount of such dividends or other distributions.

Section 1.9 Surrender of Certificates.

(a) Exchange Procedures.

(i) At or before the Effective Time, Newco will deposit the aggregate Merger Consideration with an exchange agent selected by Dynegy (the “Exchange Agent”) for the benefit of the holders of Dynegy Shares, for exchange in accordance with this Section 1.9. The stock certificates and cash described above are referred to as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions, will deliver the Merger Consideration out of the Exchange Fund. No interest will be paid or will accrue on any cash amount payable upon the surrender of any Dynegy Stock Certificate with respect to fractional shares. Except as contemplated by Section 1.9(a)(iii), the Exchange Fund shall not be used for any other purpose.

(ii) Promptly after the Effective Time, but not later than five business days thereafter, Newco will send, or will cause the Exchange Agent to send, to each holder of a Dynegy Stock Certificate a letter of transmittal and instructions for use in effecting the exchange of such Dynegy Stock Certificates for the Merger Consideration (including certificates representing the Newco A Shares) owing to such holder. Newco shall make arrangements for CUSA to exchange its Dynegy Stock Certificates for the Merger Consideration (including certificates representing Newco A Shares) on the Closing Date.

(iii) Any Merger Consideration that remains unclaimed by holders of Dynegy Shares for one year after the Effective Time will be returned to Newco upon demand, and any such holder who has not exchanged such holder’s Dynegy Stock Certificates in accordance with this Section 1.9 before that time will thereafter look only to Newco, as a general creditor thereof, to exchange such Dynegy Stock Certificates or to pay amounts to which they are entitled under Section 1.8. If any Dynegy Stock Certificates are not surrendered within six years after the Effective Time, the Merger Consideration issuable in respect of such Dynegy Stock Certificates, and the amount of dividends and other distributions, if any, which have become payable and which thereafter become payable on the Merger Consideration evidenced by such Dynegy Stock Certificates as provided herein will, to the extent permitted by applicable Law, become the property of Newco, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Newco or its subsidiaries will be liable to any holder of Dynegy Stock Certificates for any amount paid, or Merger Consideration, cash or dividends delivered, to a public official under abandoned property, escheat or similar applicable Laws.

(b) Transfers of Ownership. If any certificate representing Newco Shares is to be issued in a name other than that in which the Dynegy Stock Certificate surrendered in exchange therefor is registered, Newco will not be required to issue such Newco Shares until (i) the Dynegy Stock Certificate so surrendered has been properly endorsed and is otherwise in proper form for transfer and (ii) the person requesting such exchange has paid to Newco or any agent it designates any transfer or other Taxes required because of the issuance of a certificate representing Newco Shares in any name other than that of the registered holder of the Dynegy Stock Certificate surrendered, or established to the satisfaction of Newco or any agent it designates that such Tax has been paid or is not payable.

(c) No Further Ownership Rights in Dynegy Shares. All Merger Consideration will be deemed to have been issued in full satisfaction of all rights pertaining to the Dynegy Shares.

(d) Lost, Stolen or Destroyed Certificates. If any Dynegy Stock Certificate has been lost, stolen, or destroyed, Newco will issue the Merger Consideration deliverable in respect thereof upon (i) the making of

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an affidavit of that fact by the person claiming such certificate to be lost, stolen, or destroyed and (ii) if Newco requires, the posting by such person of a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it with respect to such certificate.

Section 1.10 Dynegy Stock Options and Other Awards.

(a) Assumption of Options. Dynegy and Newco shall take all necessary corporate actions so that, at the Effective Time, automatically and without any action on the part of the holder thereof, Newco will assume each outstanding current or former employee or director stock option of Dynegy described on Section 4.3(a) of the Dynegy Disclosure Letter whether or not vested, outstanding at the Effective Time (the “Dynegy Options”) and it will become an option (“Newco Option”) (i) to purchase that number of Newco A Shares obtained by multiplying the number of Dynegy Shares issuable under each such Dynegy Option immediately prior to the Effective Time by the Exchange Ratio, (ii) at an exercise price per share equal to the per share exercise price of such Dynegy Option divided by the Exchange Ratio, and (iii) otherwise upon the same terms and conditions as such outstanding Dynegy Options but taking into account any changes thereto, including acceleration thereof, provided in the Dynegy Plans, any grant document or any agreement, in each case, as in effect on the date hereof, because of this Agreement or the Formation Transactions; except that if Section 421 of the Code applies to any Dynegy Option because of the qualifications under Section 422 or 423 of the Code, the exercise price, the number of shares purchasable pursuant to such Dynegy Option and the terms and conditions of exercise of such Dynegy Option will be determined consistent with Section 424(a) of the Code.

(b) Assumption of Dynegy Stock-Based Awards. At the Effective Time, each right of any kind, contingent or accrued, to receive Dynegy Shares or benefits measured by the value of a number of shares of Dynegy, and each award of any kind consisting of shares of Dynegy A Shares, granted under the Dynegy Plans (including restricted stock, performance units and deferred stock units), other than Dynegy Options (each a “Dynegy Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to Dynegy Shares and shall be converted, at the Effective Time, into a right or award with respect to Newco A Shares (a “Newco Stock-Based Award”), on the same terms and conditions as were applicable under the Dynegy Stock-Based Awards (but taking into account any changes thereto, including the acceleration thereof, provided for in the Dynegy Plans, in any award agreement or in such Dynegy Stock-Based Award, in each case, as in effect on the date hereof, because of this Agreement or the Formation Transactions). The number of Newco A Shares subject to each such Newco Stock-Based Award shall be equal to the number of Dynegy A Shares subject to the Dynegy Stock-Based Award, multiplied by the Exchange Ratio.

(c) Newco Notices. As soon as practicable after the Effective Time, Newco shall deliver to the holders of Dynegy Stock Options and Dynegy Stock-Based Awards appropriate notices setting forth such holders’ rights pursuant to the respective Dynegy Plans and agreements evidencing the grants of such Dynegy Stock Options and Dynegy Stock-Based Awards, and stating that such Dynegy Stock Options and Dynegy Stock-Based Awards and agreements have been assumed by Newco and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.10 after giving effect to the Merger and the terms of the Dynegy Plans).

(d) Reservation of Shares. Newco shall reserve for issuance a number of Newco A Shares at least equal to the number of Newco A Shares that may be issued under the Dynegy Plans.

(e) Form S-8. Newco will prepare, and on the Closing Date, Newco shall file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Newco A Shares subject to such Newco Stock Options and Newco Stock-Based Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Newco Stock Options and Newco Stock-Based Awards remain outstanding. In addition, Newco will prepare, and on the Closing Date, Newco shall file with the SEC a registration statement on Form S-8 (or

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any successor or other appropriate form) with respect to the Newco A Shares: (i) for a number of shares that are equivalent to the number of Dynegy Shares reserved for issuance under the Dynegy Plans as listed in Section 4.3(a)(1)(iii); and (ii) for the number of Newco A Shares that are equivalent to the number of Dynegy Shares currently registered under a Form S-8 with respect to the Dynegy Plans that provide for matching contributions in Dynegy Shares.

(f) Amendments to Plans. Newco will assume as of the Effective Time each Dynegy Plan providing for the issuance or grant of Dynegy Options, Dynegy Stock-Based Awards and Dynegy Shares. Upon assumption of such plans, such amendments thereto as may be required to reflect the Merger will be deemed to have been made.

Section 1.11 No Fractional Shares. No fractional Newco Shares will be issued in the Merger and fractional share interests will not entitle the owner thereof to vote or to any rights of a Newco stockholder. In lieu of such fractional shares, Newco shall pay to all Dynegy shareholders an amount in cash determined by multiplying the fraction of a Newco Share to which such holder would otherwise have been entitled by the closing sale price of the Dynegy A Shares on the trading day before the Effective Time divided by the Exchange Ratio.

Section 1.12 Tax Treatment. (a) The Parties intend that the Merger and, to the extent Newco Shares are received as a result thereof, the Contributions constitute an Exchange under Section 351 of the Code.

(b) The Parties intend for the Kendall Sale to qualify as a sale or exchange of the Kendall Interests under Section 1001 of the Code.

Section 1.13 Shares of Dissenting Shareholders. Any Dynegy Shares a Dynegy shareholder properly exercising its dissent or appraisal rights under the IBCA (a “Dissenting Shareholder”) holds will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Shareholder under the IBCA. Dynegy will give Newco and the Contributors (a) prompt notice of any written demands for the exercise of dissenters or appraisal rights, withdrawals of demands for the exercise of dissenters or appraisal rights and any other instruments served under the IBCA, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for exercise of dissenters or appraisal rights under the IBCA. Without the Contributors’ prior written consent, Dynegy will not voluntarily make any payment with respect to any Dissenting Shareholder demands and will not settle, or offer to settle, any such demands or agree to do any of the foregoing.

Section 1.14 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers, and franchises of Dynegy and Merger Sub, the officers and directors of Dynegy, Newco, and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and Dynegy and Newco will cause them to take, all such lawful and necessary action.

Section 1.15 FIRPTA Certificates. At the Closing, each Contributor shall provide to Newco a duly executed certificate complying with the requirements of Section 1.1445-2(b) or (c) of the Treasury regulations. If such certificate is not delivered to Newco by any Contributor, Newco may withhold from the applicable consideration to such Contributor any Taxes required to be withheld under applicable Law.

Section 1.16 Withholding Rights. Notwithstanding any provision in this Agreement to the contrary, Dynegy and Newco shall take all reasonable necessary steps between the date hereof and the Effective Time to determine if any amounts should be withheld or deducted pursuant to the Code or under any provision of any state, county, local or foreign Tax Law from payments or distributions made pursuant to this Agreement. Each of Dynegy, Newco and Exchange Agent will be entitled to deduct and withhold from amounts otherwise payable under this

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Article II any amounts that it is required to deduct and withhold with respect to such payments under any provision of Tax law. Any amounts so deducted and withheld will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES REGARDING THE CONTRIBUTORS

Except as set forth in the LS Disclosure Letter (with specific reference to the relevant sections of the representations and warranties or covenants in this Agreement or disclosure in such a way to make its relevance to the information called for by the representations and warranties or covenants readily apparent), each Contributor, jointly and severally (except for Section 2.3 with respect to which, each Contributor, severally, but not jointly), represents and warrants to Newco and Dynegy as follows:

Section 2.1 Organization; Etc. Such Contributor (a) is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization, (b) has all requisite entity power and authority, as applicable, to execute and deliver this Agreement and the agreements, instruments and documents contemplated hereby (the “Transaction Documents”) to which it is party and to consummate the transactions contemplated by the Transaction Documents (the “Transactions”), and (c) is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the ability of such Contributor to perform its obligations hereunder.

Section 2.2 Authority Relative to the Transaction Documents. The execution, delivery and performance of each Transaction Document to which it is a party by such Contributor have been duly and validly authorized by all requisite entity action necessary to authorize the execution, delivery and performance by such Contributor or for such Contributor to consummate the Transactions. Other than approvals received on or before the date hereof, no vote of the holders of equity interests of any Contributor is necessary to approve or to consummate the Transactions. Each Transaction Document to which it is a party has been, or will be, duly and validly executed and delivered by such Contributor and, with respect to each such Transaction Document, assuming it has been duly authorized, executed and delivered by any other party thereto, constitutes, or will constitute when executed, a valid and binding agreement of such Contributor, enforceable against such Contributor in accordance with its terms, except that (a) enforcement may be subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) enforcement of such Transaction Document, including, among other things, the remedy of specific performance and injunctive and other forms of equitable relief, may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively the “Enforceability Exceptions”).

Section 2.3 Ownership of Equity Interests. As of the date hereof, such Contributor owns beneficially and of record the equity interests of each entity identified on Part I.A. of Section 2.3 of the LS Disclosure Letter (collectively, the “Contributed First Tier Entities”) free of preemptive (or similar) rights and free and clear of any security interests, liens, claims, pledges, limitations in voting, dividend or transfer rights, charges or other encumbrances of any nature whatsoever (“Liens”). No Contributor or any affiliate thereof that is not a Contributed Entity owns any assets, tangible or intangible, used in or necessary for the operation of the business of the Contributed Entities other than the Contributed Interests.

Section 2.4 Consents and Approvals; No Violations. Except for the Required Approvals, neither the execution, delivery and performance of any Transaction Document by such Contributor, nor the consummation

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by such Contributor of the Transactions, will (a) conflict with, violate or result in any breach of any provision of the certificate of formation, limited partnership agreement or similar documents, as applicable, of such Contributor, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under, or require any consent or result in a material loss of a material benefit to such Contributor under, any contract (written or oral), obligation, plan, undertaking, arrangement, commitment, note, bond, mortgage, indenture, agreement, lease, other instrument or Approval (collectively, “Contracts” and individually, a “Contract”) to which such Contributor is a party or other than pursuant to the Transaction Documents by which it or any of its businesses, properties or assets are bound, (c) violate any Order, applicable Law or Permit that is currently in effect applicable to such Contributor or its business, properties or assets, or (d) require any permit, license, authorization, certification, tariff, consent, approval, concession or franchise from, action by, filing with or notification to (collectively, “Approvals” and, individually, an “Approval”), any foreign, federal, state, or local government or regulator or any court, arbitrator, administrative agency, or commission or other governmental, quasi-governmental, taxing or regulatory (including a stock exchange or other self-regulatory body) authority, official or agency (including a public utility commission, public services commission or similar regulatory body), domestic, foreign or supranational (a “Governmental Authority”), except in the case of Sections 2.4(b)-(d), those which would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the ability of such Contributor to perform its obligations hereunder.

Section 2.5 Accredited Investors. Such Contributor is an “accredited investor” as that term is defined in Regulation D under the Securities Act. Such Contributor is receiving the Newco Shares and the Notes to be issued hereunder for its own account and not with a view to, or for resale in connection with, the distribution thereof in violation of the Securities Act.

Section 2.6 Brokers; Finders and Fees. Except as set forth in Section 3.19, no agent, broker, person or firm acting on behalf of any Contributor or under any Contributor’s authority is or will be entitled to any financial advisory, broker’s or finder’s fee or similar commission from any Contributed Entity or Dynegy Entity or any of the parties other than the Contributors in connection with any of the Transactions.

Section 2.7 No Other Representations or Warranties. No Contributor or any other person makes any other express or implied representation or warranty on behalf of or with respect to the Contributors other than as expressly set forth in this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE CONTRIBUTED

ENTITIES

Except as set forth in the LS Disclosure Letter (with specific reference to the relevant sections of the representations and warranties or covenants in this Agreement or disclosure in such a way to make its relevance to the information called for by the representations and warranties or covenants readily apparent), each Contributor, jointly and severally (except for the penultimate sentence of Section 3.8 with respect to which, each Contributor, severally, but not jointly), represents and warrants to Dynegy and Newco as follows:

Section 3.1 Organization; Etc. Each Contributed First Tier Entity and its direct and indirect subsidiaries (the Contributed First Tier Entities and such direct and indirect subsidiaries are referred to as the “Contributed Entities”) (a) are duly organized or formed, validly existing and in good standing under the laws of their respective jurisdictions of organization, (b) have all requisite entity power and authority to own, lease and operate all of their respective properties and assets and to carry on its business substantially as it is now being conducted, and to execute and deliver the Transaction Documents to which it is a party, to perform its obligations

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thereunder and to consummate the Transactions and (c) are duly qualified or licensed to do business, and in good standing in each jurisdiction in which the nature of their respective businesses or the ownership, operation or leasing of their respective properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a LS MAE. “LS MAE” means any state of facts, change, development, event, effect, condition or occurrence individually or in the aggregate (x) that is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of the Contributed Entities taken as a whole or (y) that, directly or indirectly, prevents or materially impairs or delays the Contributors’ ability to perform their obligations hereunder or any Contributor’s or any Contributed Entity’s ability to perform its obligations under any other Transaction Document to which they are a party; provided, however, that with respect to clause (x) any adverse change, development, event, effect, condition or occurrence or effect attributable to (a) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, Order, protocol or any other applicable Law of or by any Governmental Authority, (b) changes or developments in national, regional, state or local wholesale or retail markets for power or fuel, including changes in commodity prices, related products, or availability or costs of transportation, (c) system-wide changes or developments in national, regional or state electric transmission or distribution systems, other than changes or developments involving physical damage or destruction thereto, (d) the announcement, pendency or consummation of the Transactions and (e) changes or developments in financial or securities markets or the economy in general shall, in each case, be excluded from such determination to the extent (other than with respect to clause (d)) any such Laws, changes and developments do not have a disproportionate adverse effect on the Contributed Entities as compared to other entities engaged in the power generation business. The Contributors have made available to Dynegy true and complete copies of the certificate of incorporation, bylaws, certificate of formation, LLC Agreement, partnership agreement or similar document of each Contributed Entity.

Section 3.2 Authority Relative to the Transaction Documents. The execution, delivery and performance of each Transaction Document to which it is a party and the consummation of the relevant Transactions have been duly and validly authorized by all requisite entity action on the part of the applicable Contributed Entity and no other actions or proceedings on the part of any Contributed Entity are necessary to authorize the execution, delivery and performance of the Transaction Documents to which such Contributed Entity may be a party. Other than approvals received on or before the date hereof, no vote of the holders of equity interests of any Contributed Entity is necessary to approve or to consummate the Transactions. Each Transaction Document has been, or will be, duly and validly executed and delivered by the applicable Contributed Entity party thereto and, with respect to such Transaction Document, assuming it has been duly authorized, executed and delivered by any other party thereto, constitutes, or will constitute when executed, a valid and binding agreement of such Contributed Entity, enforceable against such Contributed Entity in accordance with its terms, except for the Enforceability Exceptions.

Section 3.3 Capitalization.

(a) As of the date hereof, the authorized and outstanding equity interests of the Contributed Entities are as listed on Section 3.3(a)(i) of the disclosure letter delivered by the Contributors to Dynegy and Newco concurrently with the execution hereof (the “LS Disclosure Letter”) and such section sets forth the name, jurisdiction of incorporation or organization and capitalization of each Contributed Entity. All outstanding shares of capital stock of or other equity interests in each Contributed Entity are validly issued, fully paid and nonassessable, and owned by a Contributed Entity (except in the case of equity interests in the Contributed First Tier Entities) free of preemptive (or similar) rights and free and clear of any Liens. As of the date hereof, except as set forth in Section 3.3(a) of the LS Disclosure Letter, there are not (A) any capital stock or other equity interests or voting securities in any Contributed Entity issued or outstanding, (B) any securities convertible into or exchangeable or exercisable for shares of any capital stock or equity interests or voting securities in any Contributed Entity, (C) any subscriptions, options, warrants, calls, rights, convertible securities or other Contracts or commitments of any character obligating any Contributed Entity to issue, transfer or sell any of its capital stock or other equity interests or voting securities, or (D) any

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equity equivalents, interests in the ownership or earnings or similar rights, or any agreements, arrangements or understandings granting any person any rights in any Contributed Entity similar to capital stock or other equity interests or voting securities (the items in clauses (A), (B), (C) or (D), collectively, “Contributed Entity Securities”). None of the Contributed Entities nor their respective affiliates (other than the Contributed Entities) owns any Contributed Entity Securities. Except as set forth in the Transaction Documents, there are no (1) outstanding obligations of any Contributed Entity to repurchase, redeem or otherwise acquire any Contributed Entity Securities or (2) outstanding obligations of any Contributed Entity to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Contributed Entity or any other person, including as a result of the Transactions.

(b) Section 2.3 of the LS Disclosure Letter contains a list of all of the Contributed Entities. The Contributed Entities have no direct or indirect equity interest in any person other than in any other Contributed Entities.

(c) Section 3.3(c) of the LS Disclosure Letter sets forth a true and complete list of each Contract in effect on the date hereof under which any Debt (as defined below) of each of LSP Ontelaunee Holdings LLC, LSP Kendall Holdings LLC, LS Power Generation Holdings LLC and LSP Plum Point Holdings LLC and each of their subsidiaries (collectively, the “Contributed Operating Entities”) in excess of $5,000,000 is outstanding or may be incurred thereunder as of the date hereof. No Contract under which any Debt of any Contributed Operating Entity is outstanding or may be incurred provides for the right to vote (or is convertible into, or exchangeable for, securities having the right to vote) on any matters on which the equityholders of any Contributed Operating Entity may vote. “Debt” means (A) indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), including indebtedness evidenced by a note, bond, debenture or similar instrument, (B) obligations required to be classified and accounted for as capital leases on a balance sheet under United States generally accepted accounting principles (“GAAP”), (C) obligations in respect of outstanding letters of credit, acceptances and similar obligations created for the account of such person, (D) to the extent not otherwise included in the foregoing, any financing of accounts receivable or inventory and (E) guarantees of any of the foregoing of another person. For the sake of clarity, Debt does not include the obligation of any person under any Derivative Product. Excluding this Agreement and the Transactions, no event has occurred which either entitles, or would reasonably be expected to entitle (with or without notice or lapse of time or both) the holder of any Debt described in Section 3.3(c) of the LS Disclosure Letter to accelerate, or which does accelerate, the maturity of any such Debt.

(d) No Contributed Entity has in effect any stockholder rights plan or similar device or arrangement, commonly or colloquially known as a “poison pill” or “anti-takeover” plan, or any similar plan, device or arrangement (a “Rights Plan”), and no Contributed Entity has directly or indirectly adopted or authorized the adoption of such a plan, device or arrangement.

Section 3.4 Consents and Approvals; No Violations. Except for the applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), approval from the Federal Energy Regulatory Commission (“FERC”) under Section 203 of the Federal Power Act of 1935, as amended (“FPA”) and of a change in status filing pursuant to 18 C.F.R. Section 35.27(c), approval of the effectiveness of the Registration Statement by the SEC, an order of the New York State Public Service Commission under Section 70 of the New York State Public Service Law approving or declining jurisdiction over the Transactions, notice pursuant to the Operation Standards for Generating Asset Owners under California Public Utilities Commission General Order No. 167, approval of the California Energy Commission to the extent required under Title 20 of the California Code of Regulations, Section 1769, approvals from the Federal Communications Commission under the Communications Act of 1934 for license transfers and approval by any Governmental Authority pursuant to any applicable Environmental Law or Environmental Approval, or as set forth in Section 3.4 of the LS Disclosure Letter (collectively, the “Required Approvals”), neither the execution, delivery and performance of any Transaction Document by any Contributor or any Contributed Entity, nor the

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consummation by any Contributor or any Contributed Entity of the Transactions, will (a) conflict with, violate or result in any breach of any provision of the certificate of formation, certificate of incorporation, limited liability company agreement, limited partnership agreement, regulations, bylaws or similar documents, as applicable, of any Contributed Entity, (b) result in (i) a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under, or require any consent or result in a material loss of a material benefit to any Contributed Entity under, or conflict with any Contract to which any Contributed Entity is a party or by which any Contributed Entity or its businesses, properties or assets are bound or (ii) the imposition of any Lien upon any assets or properties of any Contributed Entity, (c) violate any order, judgment, writ, injunction, decree, settlement, stipulation or award of a Governmental Authority (each an “Order”) or law, statute, rule or regulation of a Governmental Authority (collectively, “Laws”, and individually, a “Law”) or Permit applicable to any Contributed Entity or any of their respective businesses, properties or assets, or (d) require any Approvals from or by any Governmental Authority, except in the case of Sections 3.4(b)-(d) for those which would not reasonably be expected to, individually or in the aggregate, have a LS MAE.

Section 3.5 Reports and Financial Statements.

(a) Since the applicable Acquisition Date of each Contributed Operating Entity, each Contributed Operating Entity has timely filed with each Governmental Authority with jurisdiction all material forms, reports, schedules, registrations, declarations and other filings (other than Tax Returns, for which representations and warranties of Contributors are exclusively set forth in Section 3.12) required to be filed by it under all applicable Laws, all of which, as amended if applicable, complied in all material respects with all applicable requirements of the appropriate act and the rules and regulations promulgated thereunder, except as has not and would not be reasonably expected, to individually or in the aggregate, have a LS MAE.

(b) Set forth on Section 3.5(b) of the LS Disclosure Letter are the following financial statements (the, “LS Financial Statements” and the entities with respect to which such LS Financial Statements relate, the “LS Financial Statement Entities”):

(i) audited consolidated balance sheets and statements of operations, members’ equity and cash flows as of and for the fiscal year ended December 31, 2005 and as of December 31, 2004 and for the period from July 29, 2004 (Inception) to December 31, 2004 for LSP Kendall Holding, LLC;

(ii) audited balance sheet and statement of operations, members’ equity and cash flows as of December 31, 2005 and for the period from October 6, 2005 (Inception) to December 31, 2005 for Ontelaunee Power Operating Company, LLC; and

(iii) unaudited (and to the extent applicable consolidated) balance sheets and statements of operations, members’ equity and cash flows (each, individually, “LS Interim Financial Statements”) as of and for the six months ended June 30, 2006 for LSP Kendall Holding, LLC, Plum Point Energy Associates, LLC and Ontelaunee Power Operating Company, LLC and unaudited combined balance sheet and statement of operations, members’ equity and cash flows as of June 30, 2006 and for the period from February 3, 2006 to June 30, 2006 for LSP General Finance Co., LLC, LSP Morro Bay Holdings, LLC, LSP South Bay Holdings, LLC and LSP Oakland Holdings, LLC.

(c) Since the applicable Acquisition Date of each LS Financial Statement Entity, each of the applicable LS Financial Statements, was prepared from, and is in accordance with, the books and records of the applicable LS Financial Statement Entity, which books and records have been maintained, and which financial statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto), present fairly in all material respects the financial condition of the applicable LS Financial Statement Entity as of the dates thereof and the results of operations of the applicable LS Financial Statement Entity for such periods, are correct and complete, and are consistent with the books and records of such LS Financial Statement Entity; provided, however, that the LS Interim Financial Statements are subject to normal year-end adjustments

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(which will not be material individually or in the aggregate) and lack footnotes and other presentation items. Since June 30, 2006, no LS Financial Statement Entity has effected any change in any method of accounting or accounting practice, except for any such change required by GAAP.

Section 3.6 Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since June 30, 2006, (b) as otherwise disclosed in the LS Financial Statements or reflected in the notes thereto, or (c)(i) as of the date hereof, as would not reasonably be expected, individually or in the aggregate, to result in liabilities, debts or obligations described below in excess of $20,000,000 or (ii) as of the Closing Date, as would not reasonably be expected to have, individually or in the aggregate (as to all Contributed Operating Entities), a LS MAE, no Contributed Operating Entity has incurred any liabilities, debts or obligations of any nature (whether direct, indirect, accrued, asserted, unasserted, contingent, known or unknown, determined or determinable, matured or unmatured or otherwise) that would be required to be reflected or reserved against in a balance sheet of the Contributed Operating Entities prepared in accordance with GAAP.

Section 3.7 Absence of Certain Changes. Since June 30, 2006 and until the date hereof, the Contributed Operating Entities have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Since June 30, 2006 there has not been any state of facts, change, development, event, effect, condition or occurrence that has, had or would reasonably be expected to have, individually or in the aggregate, a LS MAE.

Section 3.8 Litigation. There is no litigation, suit, claim, action, administrative, arbitral or other proceeding, inquiry, audit, hearing, petition, grievance, complaint or governmental or regulatory investigation (each an “Action”) or group of Actions pending or, to the Contributors’ knowledge, threatened against any Contributed Operating Entity by or before any Governmental Authority, nor are there any outstanding Orders that affect or bind any of them or any of their respective businesses, properties or assets except as would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $5,000,000, or (ii) as of the Closing Date, have a LS MAE. There are no Actions pending or threatened by any Contributed Entity against any Contributor or any Contributor against any Contributed Entity, and no basis exists for any such Action. This Section 3.8 shall not relate to environmental matters, which are the subject of Section 3.13.

Section 3.9 Compliance with Applicable Law.

(a) Each Contributed Operating Entity is, and since the applicable Acquisition Date, has been, in compliance with all applicable Laws and no Contributed Operating Entity has received any notice (including through any Action), and there has been no Action filed, commenced or, to the Contributors’ knowledge, threatened against any Contributed Operating Entity, alleging any violation of applicable Law, except for any noncompliance or violation that would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Entities), (i) as of the date hereof, result in damages in excess of $10,000,000 or (ii) as of the Closing Date have a LS MAE. “Acquisition Date” means the date on which the Contributors, directly or indirectly, acquired an ownership interest in the applicable Contributed Entity.

(b) Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $15,000,000 or (ii) as of the Closing Date have a LS MAE, (A) each Contributed Operating Entity holds all Approvals, authorizations, certificates, licenses, consents and permits of Governmental Authorities (“Permits”) necessary for such Contributed Operating Entity to own, lease and operate its respective properties and assets and to carry on its respective businesses as currently conducted, and (B) all such Permits are in full force and effect. Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $15,000,000, or (ii) as of the Closing Date have a LS MAE, (A) there has occurred no breach of or default under (with or without notice or lapse of time or both) any such Permit, and no Contributed Operating Entity has received

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any notice (including through any Action) of any such breach or default, and (B) to the Contributors’ knowledge, there has been no Action filed, commenced or threatened against any Contributed Operating Entity, alleging any such breach or default or otherwise seeking to revoke, terminate, suspend or modify any Permit or impose any fine, penalty or other sanctions for violation of any applicable Laws relating to any Permit.

Notwithstanding the foregoing, no representation or warranty is made in this Section 3.9 regarding ERISA matters, which are covered in Section 3.10 or in Section 3.9 regarding Environmental Laws, which are covered in Section 3.13.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a)(i) of the LS Disclosure Letter sets forth a true and complete list of (i) each “employee benefit plan” (within the meaning of Section 3(3) of and subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) including multiemployer plans within the meaning of Section 3(37) of ERISA and multiple employer plans within the meaning of 29 CFR § 4001.2, (ii) each equity-based compensation plan and (iii) each other material employment, change-in-control, incentive, employee loan, deferred compensation, pension, profit sharing, retirement, bonus, retention bonus, severance and other employee benefit or fringe benefit plans, agreements, programs, policies or other arrangements, under which (i) any current or former employee, director, member or manager of any Contributed Operating Entity (the “Contributed Entity Employees”) has any present or future right to benefits and which are maintained or sponsored by or with respect to which contributions are made by any Contributed Operating Entity in any such case, for the benefit of Contributed Operating Entity Employees, or (ii) any Contributed Entity has had or has any present or future liability (collectively, the “Contributed Entity Plans” and individually, the “Contributed Entity Plan”). With respect to each Contributed Entity Plan, the Contributed Entities have made available to Dynegy true and complete copies, to the extent applicable, of (i) the most recent Contributed Entity Plan documents and any amendments thereto, (ii) the most recent summary plan description and all related summaries of material modifications, if any, (iii) for any Contributed Entity Plan intended to be qualified under Section 401(a) of the Code, a copy of the most recent favorable determination letter received from the Internal Revenue Service (the “IRS”), or, if no such letter exists, a copy of the filing for a favorable determination letter, (iv) for the most recent year (A) the annual report on Form 5500 filed with the IRS, (B) audited financial statements, and (C) actuarial valuation reports, (v) for any Contributed Entity Plan that is an equity-based compensation plan, individual and form agreements and schedules showing outstanding grants, and (vi) for any Contributed Entity Plan that is a nonqualified deferred compensation plan, trust or insurance or other funding mechanism documents, if any, and a schedule of assets and liabilities under each such plan.

(b) All Contributed Entity Plans and their related trusts have been and are, in all material respects, maintained in accordance with applicable requirements of ERISA, the Code, and all other applicable Laws. Each Contributed Entity Plan intended to be “qualified” within the meaning of Section 401(a) of the Code either (i) has applied to the IRS for a favorable determination letter prior to the expiration of the requisite period under the applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and will adopt any amendments necessary to obtain a favorable determination or (ii) is so qualified and, to the Contributors’ knowledge, there are no facts which would adversely affect the qualified status of any such Contributed Entity Plan. No event has occurred and no condition exists that would subject any of the Contributed Entities, Newco or Dynegy, either directly or because of the Contributed Entities’ affiliation with any Contributed Entity ERISA Affiliate, to any material tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. Except as otherwise contemplated by this Agreement, no Contributing Entity has announced any present intention that any Contributed Entity Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Contributed Entity Plan at any time within the 12 months immediately following the date hereof.

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(c) No Contributed Entity Plan (including any employee pension plan within the meaning of Section 3(2) of ERISA maintained by any of the Contributed Operating Entities), or any entity that is required to be treated as a single employer together with the Contributed Operating Entities under Section 414 of the Code (“Contributed Entity ERISA Affiliate”) that is subject to Section 412 of the Code (each, a “Contributed Entity Pension Benefit Plan”), has had an “accumulated funding deficiency” (as such term is defined in Section 412 of the Code and in Section 303 of ERISA), that remains unsatisfied, whether or not waived, and no unsatisfied liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred with respect to any such plan by any Contributed Operating Entity (other than liabilities for premiums not yet due and payable).

(d) None of the Contributed Operating Entities nor any Contributed Entity ERISA Affiliate contributes to or has or had any liability (including withdrawal liability as defined in Section 4201 of ERISA) under, or with respect to, any multiemployer plan within the meaning of Section 3(37) of ERISA that remains unsatisfied.

(e) No Contributed Operating Entity has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of any Contributed Operating Entity, except as required under Section 4980B of the Code and Section 601 et seq. of ERISA or otherwise except as may be required pursuant to any other applicable Law.

(f) (i) No Contributed Entity Plan that is a Contributed Entity Pension Benefit Plan has been completely or partially terminated or been the subject of a “reportable event” under Section 4043 of ERISA as to which notices would be required to be filed with the PBGC during the six years preceding the Closing Date, (ii) no proceeding by the PBGC to terminate any such Contributed Entity Pension Benefit Plan has been instituted or, to the Contributors’ knowledge, threatened and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other governmental agencies are pending, in progress or, to the Contributors’ knowledge, threatened (including any routine requests for information from the PBGC).

(g) To the Contributors’ knowledge, with respect to any Contributed Entity Plan, there has been no prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, and no fiduciary under Section 3(21) of ERISA has any material liability for breach of fiduciary duty with respect to any Contributed Entity Plan or any other failure to act or comply in connection with the administration or investment of the assets of any Contributed Entity Plan, in each case that would result in material liability to any Contributed Entity. No Action involving any Contributed Entity Plan (other than routine claims for benefits) is pending or, to the Contributors’ knowledge, threatened and no facts exist that could reasonably be expected to give rise to any action that is reasonably likely to result in a material liability to any Contributed Entity.

(h) No Contributed Entity Plan exists that, as a result of the execution of this Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event(s)), would (i) entitle any Contributed Entity Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Contributed Entity Plans, (iii) limit or restrict the right of any Contributed Entity to merge, amend or terminate any of the Contributed Entity Plans, (iv) cause any Contributed Entity to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments under any of the Contributed Entity Plans that would not be deductible under Section 280G of the Code or would be subject to the additional tax that may be imposed under Section 409A of the Code.

Section 3.11 Labor and Employment Matters. As of the date hereof there are no collective bargaining agreements or other similar labor force Contracts relating to any Contributed Operating Entity or covering any Contributed Operating Entity Employee to which any Contributed Operating Entity is a party or by which it is

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bound, and, except as would not reasonably be expected, individually or in the aggregate, to have a LS MAE, there are no (a) Actions or Orders pending or, to the Contributors’ knowledge, threatened, in each case relating to Contributed Entity Employees or employment practices or asserting that any Contributed Operating Entity has committed an unfair labor practice or is seeking to compel any Contributed Operating Entity to bargain with any labor union or labor organization, (b) pending or, to the Contributors’ knowledge, threatened labor strikes or other labor troubles affecting any Contributed Operating Entity or (c) labor strikes, disputes, walk-outs, work stoppages, slow-downs, lockouts, arbitrations or grievances involving any Contributed Operating Entity (and there has been none with respect to any Contributed Operating Entity since the applicable Acquisition Date). Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $5,000,000 or (ii) as of the Closing Date, have a LS MAE, each Contributed Operating Entity is in compliance in all material respects with all collective bargaining agreements and all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

Section 3.12 Taxes.

(a) With respect to each Contributed Entity, (i) all material Tax Returns required to be filed have been or will be timely filed in accordance with any applicable Laws, and (ii) all material Taxes due have been or will be paid (whether or not such Taxes are shown as being due on any Tax Returns), except for Taxes that are being contested in a timely fashion and in good faith in appropriate proceedings.

(b) With respect to each Contributed Entity, (i) there is no material Action, written claim or assessment pending or proposed with respect to Taxes or with respect to any Tax Return, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to any Tax Return which remain in effect, and (iii) there are no material Liens for Taxes upon the assets of any Contributed Entity, except for Liens for Taxes not yet due and payable or Liens for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.

(c) To the knowledge of the Contributors, no Contributed Entity has any material liability for the Taxes of any other person (other than other Contributed Entities).

(d) Each Contributed Entity has withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting requirements, in connection with amounts paid or owing to any employee, creditor, partner, member, independent contractor or other third party.

(e) No Contributed Entity has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) No Contributed Entity has engaged in any “listed transactions” within the meaning of Section §1.6011-4(b)(2) of the Treasury regulations.

(g) Each Contributed Entity that is formed as a partnership, limited partnership, limited liability company or limited liability partnership is treated as a partnership for all federal, state and local income Tax purposes except for such Contributed Entities that are disregarded, for such purposes, as separate from the owner of all the outstanding equity interests in such Contributed Entity. No Contributed Entity has received written notice of a material claim made by any taxing authority in a jurisdiction where such entity does not file Tax returns that such entity or any Contributor is or may be subject to material Tax in such jurisdiction. Section 3.12(g) of the LS Disclosure Letter sets forth a list of states, territories and jurisdictions (whether foreign or domestic) in which the Contributed Entities file Tax Returns. No material claim has been made by a taxing authority in a jurisdiction where any such Contributed Entity does not file a return that it or any Contributor is subject to material Tax in applicable jurisdiction and no such entity is required to file Tax returns in any jurisdiction.

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(h) “Taxes” means all taxes, assessments, charges, duties, fees, levies and other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind, and any charges, interest, additions to tax, or penalties imposed by any Governmental Authority, and “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.13 Environmental.

(a) The Contributed Operating Entities are and have been in material compliance with all applicable Environmental Laws, and no Contributors or Contributed Operating Entities have received any communication from any Governmental Authority or other party alleging that any Contributed Operating Entity or any facility owned, operated, or subject to development by any Contributed Operating Entity is not in material compliance with or has material liability under, or requesting any information pursuant to, applicable Environmental Laws, including any new source review requirements under the Federal Clean Air Act or state analogue thereto, in each case except as would not reasonably be expected to, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $20,000,000, or (ii) as of the Closing Date have a LS MAE;

(b) Each Contributed Operating Entity has obtained and possesses all material Permits required under any Environmental Law, including all air emissions authorizations and allowances, wastewater and stormwater discharge authorizations, and water rights and use requirements (collectively, the “Environmental Permits”) necessary for the construction and operation of its facilities or the conduct of its business, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending approval by any Governmental Authority and, to the Contributors’ knowledge, such approval will be forthcoming without significant modification, and the Contributed Operating Entities are in material compliance with all material terms and conditions of the Environmental Permits and applications;

(c) Except as would not reasonably be expected to have, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $20,000,000 or (ii) as of the Closing Date, have a LS MAE, there is no material Environmental Claim (i) pending or, to the Contributors’ knowledge, threatened against any Contributed Operating Entity or otherwise adversely affecting any real or personal property that any Contributed Operating Entity owns, leases or uses, in whole or in part, including any off-site facility used by any Contributed Operating Entity for the treatment, storage and disposal of any Hazardous Material; and

(d) Except as would not reasonably be expected to have, individually or in the aggregate (as to all of the Contributed Operating Entities), (i) as of the date hereof, result in damages in excess of $20,000,000 or (ii) as of the Closing Date, have a LS MAE, there has been no material Release by any Contributed Operating Entity of any Hazardous Material that has formed or would reasonably be expected to form the basis of (i) any material Environmental Claim against any Contributed Operating Entity or against any person whose liability for such claim the Contributed Operating Entities has or may have retained or assumed, either by operation of Law or by Contract, or (ii) any requirement pursuant to applicable Environmental Law on the part of any Contributed Operating Entity to undertake material Remedial Action.

(e) No claims for indemnification have been made with respect to any Environmental Claims under the purchase and sale agreement or other acquisition agreement with respect to any Contributor acquisition of any Contributed Operating Entity.

“Environmental Claim” means any and all Actions, demands, Liens or notices of noncompliance or violation by any person alleging potential liability (including potential responsibility or liability for enforcement costs, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural

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resource damages, property damages, contribution, indemnification, cost recovery, compensation, injunctive relief, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the environment, of any Hazardous Material at any location; or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law;

“Environmental Law” means all Laws or Orders relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health and safety, including those relating to Releases or threatened Releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material. The term “Environmental Law” including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq.) and the regulations promulgated pursuant thereto, and any similar state or local Laws, and the regulations promulgated pursuant thereto, as such Laws have been and may be amended or supplemented;

“Hazardous Material” means any (a) substance, material, chemical or waste regulated or prohibited pursuant to any Environmental Law, or the presence or exposure to which may form the basis for liability under any applicable Environmental Law, including those defined or classified as a pollutant or contaminant or as hazardous, toxic or radioactive pursuant to any Environmental Law and (b) petroleum or hydrocarbons in any form, and any derivative or by-product thereof, asbestos and asbestos-containing materials, mercury and polychlorinated biphenyls;

“Release” means any releasing, spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, disposing, discharging, depositing, leaching or migrating into or through the environment or within any building, structure, facility or fixture; and

“Remedial Action” means all actions undertaken to (a) investigate, clean up, remove, treat, or in any other way mitigate or address any Release of Hazardous Material in the environment; (b) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material; or (c) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release of any Hazardous Material.

Section 3.14 Contracts. (a) Section 3.14 of the LS Disclosure Letter contains a true and complete list as of the date hereof of the following Contracts to which any Contributed Operating Entity is a party or by which any Contributed Operating Entity’s properties are bound or affected as of the date hereof:

(i) Contracts containing covenants restricting the payment of dividends;

(ii) Contracts containing covenants limiting the freedom in any material respect of any Contributed Operating Entity or any of its respective affiliates to engage in any line of business or compete with any person or operate;

(iii) Joint venture agreements and limited liability company agreements, shareholder agreements, partnership agreements or similar agreements with third parties;

(iv) Contracts (other than Derivative Products) involving expenditures (capital or otherwise), liabilities or revenues to the Contributed Operating Entities which are reasonably expected to be in excess of $20,000,000 per annum;

(v) Contracts (other than Derivative Products) with terms of one year or longer, unless expenditures, liabilities or revenues to the Contributed Operating Entities are not reasonably expected to be in excess of $20,000,000 per annum;

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(vi) Derivative Products involving notional amounts (including the current fair market value of notional amounts of commodities the subject of such Derivative Products) in excess of $20,000,000 in the aggregate or expenditures, liabilities or revenues to the Contributed Operating Entities which are reasonably expected to be in excess of $20,000,000 in the aggregate, including any verbal confirmations of such Derivative Products not yet subject to a written confirmation, including identification of any such counterparty granted a lien in some or all of the Contributed Operating Entities’ assets. “Derivative Product“ means (i) any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, coal and other commodities, emissions allowances, renewable energy credits, currencies, interest rates and indices and (ii) forward contracts for delivery of electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits;

(vii) O&M agreements involving material services provided to or by the Contributed Operating Entities;

(viii) Leases of personal property (i) requiring lease payments equal to or exceeding $10,000,000 per annum or (ii) the loss of which would not reasonably be expected to, individually or in the aggregate with other such losses, have a LS MAE;

(ix) Any other Contracts material to the business of the Contributed Operating Entities, including all such Contracts involving the sale or purchase of electric products at wholesale or retail, the purchase of transmission service and interconnection service.

(b) True and complete copies of the written Contracts required to be identified in Sections 3.3(c), 3.10, 3.11, 3.14(a) and 3.16 of the LS Disclosure Letter (all such Contracts, the “Contributed Operating Entity Contracts”) (and true and complete written summaries of any such oral Contracts) have, to the extent such provision would not breach any confidentiality obligations associated with such Contracts, been made available to Dynegy.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a LS MAE, no Contributed Operating Entity is and, to the Contributors’ knowledge, no other party is in default under, or in breach or violation of, any Contributed Operating Entity Contract and, to the Contributors’ knowledge, no event has occurred which would result in any breach or violation of, constitute a default, require consent or result in the loss of a material benefit under, give rise to a right to permit or require the purchase or sale of assets or securities under, give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of any Contributed Operating Entity (in each case, with or without notice or lapse of time or both) in connection with, any Contributed Operating Entity Contract, and each Contributed Operating Entity Contract is valid, binding and enforceable against the applicable Contributed Operating Entity in accordance with its terms and is in full force and effect subject to the Enforceability Exception.

Section 3.15 Regulatory Matters. The Contributed Entities are subject to regulation (i) under the FPA and the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) and the rules and regulations promulgated thereunder, although they currently are entitled to an automatic exemption from regulation under PUHCA 2005 and (ii) under the applicable Laws of the state of California. Except as set forth in the immediately preceding sentence, the Contributed Entities are not subject to regulation as a public utility, public utility holding company or public service company (or similar designation) by any Governmental Authority.

Section 3.16 Affiliate Transactions. There are no Contracts or transactions between any Contributed Entity, on the one hand, and any (A) Contributed Entity affiliates (other than the Contributed Entities), on the other hand, or (B) (i) officer, manager or director of any Contributed Entity or its affiliates, or (ii) affiliate of any such

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officer, manager or director, on the other hand, in each case in this clause (B) except those of a type available to Contributed Entity Employees generally and other than any Contract or transaction entered into in the ordinary course of business and on terms no less favorable than would have been reached on an arm’s-length basis or that is not material to any Contributed Entity (all Contracts and transactions referred to in clauses (A) or (B), whether entered into before or after the date hereof, “Contributed Entity Affiliate Contracts”).

Section 3.17 [Intentionally Omitted]

Section 3.18 Proxy/Prospectus; Registration Statement. None of the information to be supplied by the Contributors or the Contributed Entities for inclusion in (a) the proxy statement relating to the Dynegy Shareholder Meeting (also constituting the prospectus in respect of Newco A Shares into which Dynegy Shares will be converted) (the “Proxy/Prospectus”) Newco and Dynegy are to file with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Registration Statement”) that Newco is to file with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to Dynegy’s shareholders, at the time such shareholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 3.19 Brokers; Finders and Fees. Except for Morgan Stanley & Co., Inc. and Goldman Sachs & Co., Inc., no agent, broker, person or firm acting on behalf of any Contributed Entity or under any Contributed Entities’ authority is or will be entitled to any financial advisory, broker’s or finder’s fee or similar commission from any of the parties in connection with any of the Transactions.

Section 3.20 Tax-Free Transaction. No Contributor or Contributed Entity, or to the Contributors’ knowledge, any of their affiliates has taken or agreed to take any action that would reasonably be expected to prevent the Merger or the Contributions from qualifying as an Exchange under Section 351 of the Code.

Section 3.21 Development Entities. Section 2.3 of the LS Disclosure Letter contains a list of the development entities and assets (the “Development Entities”) a portion of which is being indirectly contributed to Newco by and through the Development LLC. Section 3.21 of the LS Disclosure Letter contains a true and complete list of all Contracts and Permits in each case material to the applicable Development Entity. None of the Development Entities has any employees. None of the Development Entities has incurred any indebtedness for borrowed money in excess of $5,000,000, including indebtedness evidenced by a note, bond, debenture or similar instrument.

Section 3.22 Insurance. Section 3.22 of the LS Disclosure Letter contains a true and complete list of the insurance policies and fidelity bonds of or for the benefit of any Contributed Operating Entity or its assets, businesses, operations, employees, officers or directors (the “Contributed Operating Entity Insurance Policies”). Except as would not reasonably be expected to, individually or in the aggregate, have a LS MAE, (i) each Contributed Operating Entity Insurance Policy is valid, enforceable, existing and binding, and the premiums due thereon have been timely paid, (ii) there are no outstanding unpaid claims under any Contributed Operating Entity Insurance Policy with respect to any Contributed Operating Entity, except in the ordinary course of business consistent with past practice, (iii) since the applicable Acquisition Date, no Contributed Operating Entity has received notice of cancellation, termination or non-renewal of any Contributed Operating Entity Insurance Policy or has been denied, or to the Contributors’ knowledge, threatened to be denied, insurance coverage and (iv) the Contributed Operating Entity Insurance Policies are sufficient for compliance with Law and all Contracts to which any of the Contributed Operating Entities is a party or by which it or any of its assets are bound, and are in such amounts, against such risks and losses, and on such terms and conditions as are consistent with industry practice in the business of each Contributed Operating Entity.

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Section 3.23 No Other Representation or Warranties. No Contributor, Contributed Entity or any other person makes any other express or implied representation or warranty on behalf of or with respect to the Contributed Entities other than as expressly set forth in this Article III. No Contributor or Development Entities makes any express or implied representation or warranty on behalf of or with respect to the Development Entities other than as set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.12, 3.16, 3.19, 3.20 and 3.21.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF DYNEGY

Except as set forth in the disclosure letter delivered by Dynegy to the Contributors concurrently with the execution hereof (the “Dynegy Disclosure Letter“) (with specific reference to the relevant sections of the representations and warranties or covenants in this Agreement or disclosure in such a way to make its relevance to the information called for by the representations and warranties or covenants readily apparent), Dynegy hereby represents and warrants to the Contributors as follows:

Section 4.1 Organization; Etc. Each of Dynegy and its direct and indirect subsidiaries (Dynegy and such direct and indirect subsidiaries are referred to as the “Dynegy Entities”) (a) is duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization, (b) has all requisite entity power and authority to own, lease and operate all of its properties and assets and to carry on its business substantially as it is now being conducted, and to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the Transactions and (c) is duly qualified or licensed to do business, and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Dynegy MAE. “Dynegy MAE” means any state of facts, change, development, event, effect, condition or occurrence individually or in the aggregate (x) that is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of the Dynegy Entities taken as a whole or (y) that, directly or indirectly, prevents or materially impairs or delays the ability of Dynegy to perform its obligations hereunder or any of the Dynegy Entities’ ability to perform their obligations under any other Transaction Document to which they are a party; provided, however, that with respect to clause (x) any adverse change, development, event, effect, condition or occurrence or effect attributable to (a) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, Order, protocol or any other applicable Law of or by any Governmental Authority, (b) changes or developments in national, regional, state or local wholesale or retail markets for power or fuel, including changes in commodity prices, related products, or availability or costs of transportation, (c) system-wide changes or developments in national, regional or state electric transmission or distribution systems, other than changes or developments involving physical damage or destruction thereto, (d) the announcement, pendency or consummation of the Transactions, and (e) changes or developments in financial or securities markets or the economy in general, shall, in each case, be excluded from such determination to the extent (other than with respect to clause (d)) any such Laws, changes and developments do not have a disproportionate adverse effect on the Dynegy Entities as compared to other entities engaged in the power generation business.

Section 4.2 Authority Relative to the Transaction Documents. The execution, delivery and performance of each Transaction Document to which it is a party and the consummation of the relevant Transactions have been duly and validly authorized by all requisite corporate action on the part of Dynegy and no other corporate actions or proceedings on the part of Dynegy (other than obtaining the Required Dynegy Shareholder Vote) are necessary to authorize the execution, delivery and performance of the Transaction Documents to which Dynegy may be a party or to consummate the Transactions. Each Transaction Document to which Dynegy is a party has been, or will be, duly and validly executed and delivered by Dynegy and, with respect to such Transaction Document, assuming it has been duly authorized, executed and delivered by any other party thereto, constitutes,

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or will constitute when executed, a valid and binding agreement of Dynegy, enforceable against Dynegy in accordance with its terms, except for the Enforceability Exceptions.

Section 4.3 Capitalization.

(a) As of the date hereof, the authorized and outstanding equity interests of Dynegy consist of the following: (1) 900,000,000 Dynegy A Shares, of which (i) 402,830,542 shares are issued and outstanding, (ii) 1,786,224 shares are held by Dynegy as treasury stock, (iii) 39,602,099 shares are reserved for future issuance under Dynegy’s Plans, and (iv) 96,891,014 shares are reserved for issuance upon conversion of Dynegy B Shares; (2) 360,000,000 Dynegy B Shares, of which (i) 96,891,014 shares are issued and outstanding, (ii) no shares are held by Dynegy as treasury stock, and (iii) no shares are reserved for future issuance; and (3) 70,000,000 shares of preferred stock, no par value per share, of which (i) no shares are issued and outstanding and (ii) no shares are reserved for future issuance. All outstanding shares of capital stock of or equity interests in each Dynegy Entity are validly issued, fully paid and nonassessable, and, other than shares of Dynegy, owned by a Dynegy Entity free of preemptive (or similar) rights and free and clear of any Liens. As of the date hereof, except as set forth in this Section 4.3(a), there are not (A) any capital stock or other equity interests or voting securities in any Dynegy Entity issued or outstanding, (B) any securities convertible into or exchangeable or exercisable for shares of any capital stock or equity interests or voting securities in any Dynegy Entity, (C) any subscriptions, options, warrants, calls, rights, convertible securities or other Contracts or commitments of any character obligating any Dynegy Entity to issue, transfer or sell any of its capital stock or other equity interests or voting securities, or (D) any equity equivalents, interests in the ownership or earnings or similar rights, or any agreements, arrangements or understandings granting any person any rights in any Dynegy Entity similar to capital stock or other equity interests or voting securities (the items in clauses (A), (B), (C) or (D), collectively, “Dynegy Securities”). None of Dynegy nor its affiliates (other than the Dynegy Entities) owns any Dynegy Securities. Except as set forth in the Transaction Documents, there are no (1) outstanding obligations of any Dynegy Entity to repurchase, redeem or otherwise acquire any Dynegy Securities or (2) outstanding obligations of any Dynegy Entity to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other Dynegy Entity or any other person, including as a result of the Transactions.

(b) Section 4.3(b) of the Dynegy Disclosure Letter sets forth a true and complete list of each person in which the Dynegy Entities have a direct or indirect equity interest.

(c) Section 4.3(c) of the Dynegy Disclosure Letter sets forth a true and complete list of each Contract in effect on the date hereof under which any Debt of any Dynegy Entity in excess of $5,000,000 is outstanding or may be incurred thereunder as of the date hereof, with the exception of certain trading and non-trading guarantees (the “Trading and Non-Trading Guarantees”) of the Dynegy Entities, certain information as to which is set forth on in the subsections entitled “Outgoing Guarantees” and “Non-Trading Outgoing Guarantees”, respectively, in Section 4.3(c) of the Dynegy Disclosure Letter; with respect to the Trading and Non-Trading Guarantees of the Dynegy Entities outstanding as of the date hereof, the information on such subsections of the Dynegy Disclosure Letter is accurate and complete in all material respects. No Contract under which any Debt of any Dynegy Entity is outstanding or may be incurred provides for the right to vote (or is convertible into, or exchangeable for, securities having the right to vote) on any matters on which the shareholders of Dynegy may vote. Excluding this Agreement and the Transactions, no event has occurred which either entitles, or would reasonably be expected to entitle (with or without notice or lapse of time or both) the holder of any Debt described in Section 4.3(c) of the Dynegy Disclosure Letter to accelerate, or which does accelerate, the maturity of any such Debt.

(d) Dynegy does not have in effect any Rights Plan, and the Dynegy Board has not adopted or authorized the adoption of such a plan, device or arrangement.

Section 4.4 Consents and Approvals; No Violations. Except for the applicable Required Approvals, neither the execution, delivery and performance of any Transaction Document by Dynegy, nor the consummation by

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Dynegy of the Transactions, will (a) conflict with, violate or result in any breach of any provision of the certificate of formation, certificate of incorporation, regulations, bylaws or similar documents, as applicable, of any Dynegy Entity, (b) result in (i) a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under, or require any consent or result in a material loss of a material benefit to any Dynegy Entity under, or conflict with any Contract to which any Dynegy Entity is a party or by which any Dynegy Entity or any of their respective businesses, properties or assets are bound or (ii) the imposition of any Lien upon any assets or properties of any Dynegy Entity, (c) violate any Order, Law or Permit applicable to any Dynegy Entity or any of their respective businesses, properties or assets, or (d) require any Approvals from or by any Governmental Authority, except in the case of Section 4.4(b)-(d) for those which would not reasonably be expected to, individually or in the aggregate, have a Dynegy MAE.

Section 4.5 Reports and Financial Statements.

(a) For all reporting periods since January 1, 2003, Dynegy and Dynegy Holdings Inc., a Delaware corporation (“DHI”), have timely filed (i) with the SEC all forms, reports, schedules, statements, definitive proxy statements and other documents (the “Dynegy Reports”) required to be filed by them under each of the Securities Act of 1933, as amended, and the respective rules and regulations thereunder (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and the respective rules and regulations thereunder (the “Exchange Act”), and (ii) with the SEC, and any other Governmental Authority with jurisdiction, all forms, reports, schedules, registrations, declarations, certifications and other filings (other than Tax Returns, for which representations and warranties are exclusively set forth in Section 4.12) required to be filed by them under all applicable Laws, all of which, as amended if applicable, complied, and with respect to Dynegy Reports filed after the date hereof, will comply, in all material respects with all applicable requirements of the appropriate act and the rules and regulations promulgated thereunder. As of their respective dates, the Dynegy Reports (including exhibits and all other information incorporated by reference thereto) did not, and with respect to Dynegy Reports filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Dynegy Financial Statements or the equivalent financial statements of DHI (including the notes thereto) included in the Dynegy Reports, when issued, complied, and with respect to financial statements included in the Dynegy Reports filed after the date hereof, will comply, in all material respects with all applicable accounting requirements, and were, and with respect to financial statements included in the Dynegy Reports filed after the date hereof, will be, prepared from, and in accordance with, the books and records of the Dynegy Entities, which books and records have been maintained, and which financial statements will be prepared, in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC) as in effect on the respective dates thereof applied on a consistent basis throughout the periods covered thereby (except as may be indicated therein or in the notes thereto) and presented fairly, or with respect to financial statements included in the Dynegy Reports filed after the date hereof, will present fairly, in all material respects the consolidated financial condition of Dynegy or DHI, as applicable, and its subsidiaries as of the dates thereof and the results of their operations, cash flows and changes in equity for the periods reported (subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments that are immaterial to Dynegy and its subsidiaries as a whole). Dynegy’s (i) restated consolidated balance sheets, statements of operations and statements of cash flows as of and for December 31, 2005, 2004, 2003, 2002 and 2001, (ii) restated consolidated statement of changes in stockholders’ equity for each of the three years in the period ended December 31, 2005 and (iii) consolidated balance sheets, statement of operations and statement of cash flows as of and for the six-month periods ended June 30, 2005 and June 30, 2006 are collectively referred to herein as the “Dynegy Financial Statements”).

(b) Except to the extent otherwise readily apparent from disclosure in the Dynegy annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 10-K-”) and any other Dynegy Reports

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filed with the SEC prior to the date hereof and after January 1, 2006 (excluding, in each case, any general disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other general disclosures included therein to the extent that they are cautionary, predictive or forward looking in nature) (such disclosures, the “Applicable Dynegy Disclosures”), Dynegy’s management has (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) intended to ensure that material information relating to the Dynegy Entities is timely made known to the management of Dynegy by others within those entities, and (ii) has disclosed, based on its most recent required evaluation, to Dynegy’s outside auditors and the audit committee of the Dynegy Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which could adversely affect Dynegy’s ability to record, process, summarize and report financial information on a timely basis and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Dynegy’s internal control over financial reporting. A summary of any such disclosure made by management to Dynegy’s auditors and audit committee has been made available to the Contributors.

(c) Except for DHI, none of Dynegy’s subsidiaries is, or has at any time since January 1, 2003 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(d) Dynegy is not and, at the Effective Time, will not be, an “ineligible issuer” as defined in Rule 405 under the Securities Act (“Rule 405”). Dynegy is, and immediately after the Effective Time, Newco will be a “Well-known seasoned issuer” as defined in Rule 405.

Section 4.6 Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since June 30, 2006, (b) as otherwise disclosed in the Dynegy Financial Statements or reflected in the notes thereto, (c) as disclosed in the Applicable Dynegy Disclosures or (d)(i) as of the date hereof, as would not reasonably be expected, individually or in the aggregate, to result in liabilities, debts or obligations described below in excess of $20,000,000 or (ii) as of the Closing Dynegy Entities), a Dynegy MAE, no Dynegy Entity has incurred any liabilities, debts or obligations of any nature (whether direct, indirect, accrued, asserted, unasserted, contingent, known or unknown, determined or determinable, matured or unmatured or otherwise) that would be required to be reflected or reserved against in the consolidated balance sheet of the Dynegy Entities prepared in accordance with GAAP.

Section 4.7 Absence of Certain Changes. Except as disclosed in the Applicable Dynegy Disclosures, since June 30, 2006 and until the date hereof, the Dynegy Entities have conducted their businesses only in the ordinary course and in a manner consistent with past practice. Except as disclosed in the Applicable Dynegy Disclosures, since June 30, 2006 there has not been any state of facts, change, development, event, effect, condition or occurrence that has, had or would reasonably be expected to have, individually or in the aggregate, a Dynegy MAE.

Section 4.8 Litigation. Except as disclosed in the Applicable Dynegy Disclosures, there is no Action pending or, to the knowledge of Dynegy, threatened against any Dynegy Entity by or before any Governmental Authority, nor are there any outstanding Orders that affect or bind any of them or any of their respective businesses, properties or assets, except as would not reasonably be expected to, individually or in the aggregate (as to all the Dynegy Entities) (i) as of the date hereof, result in damages in excess of $5,000,000, or (ii) as of the Closing Date have a Dynegy MAE. This Section 4.8 shall not relate to environmental matters, which are the subject of Section 4.13.

Section 4.9 Compliance with Applicable Law.

(a) Except as disclosed in the Applicable Dynegy Disclosures, each Dynegy Entity is, and since January 1, 2004, has been, in compliance with all applicable Laws and no Dynegy Entity has received any notice (including through any Action), and there has been no Action filed, commenced or, to the knowledge of Dynegy, threatened against any Dynegy Entity, alleging any violation of applicable Law, except for any

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noncompliance or violation that would not reasonably be expected to, individually or in the aggregate (as to all the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $10,000,000, or (ii) as of the Closing Date have a Dynegy MAE.

(b) Except as disclosed in the Applicable Dynegy Disclosures or except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $15,000,000, or (ii) as of the Closing Date have a Dynegy MAE (1) each Dynegy Entity holds all Permits necessary for such Dynegy Entity to own, lease and operate its properties and assets and to carry on its respective businesses as currently conducted, and (2) all such Permits are in full force and effect. Except as disclosed in the Applicable Dynegy Disclosures or except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $15,000,000, or (ii) as of the Closing Date have a Dynegy MAE, (1) there has occurred no breach of or default under (with or without notice or lapse of time or both) any such Permit, and no Dynegy Entity has received any notice (including through any Action) of any such breach or default, and (2) to the knowledge of Dynegy, there has been no Action filed, commenced or threatened against any Dynegy Entity, alleging any such breach or default or otherwise seeking to revoke, terminate, suspend or modify any Permit or impose any fine, penalty or other sanctions for violation of any applicable Laws relating to any Permit.

Notwithstanding the foregoing, no representation or warranty is made in this Section 4.9 regarding ERISA matters, which are covered in Section 4.10, or Environmental Laws, which are covered in Section 4.13.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a)(i) of the Dynegy Disclosure Letter sets forth a true and complete list of (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including multiemployer plans within the meaning of Section 3(37) of ERISA, and multiple employer plans within the meaning of 29 CFR § 4001.2, (ii) each equity-based compensation plan and (iii) each other material employment, change-in-control, incentive, employee loan, deferred compensation, pension, profit sharing, retirement, bonus, retention bonus, severance and other employee benefit or fringe benefit plans, agreements, programs, policies or other arrangements under which (i) any current or former employee, director, member or manager of any Dynegy Entity (the “Dynegy Employees”) has any present or future right to benefits and which are maintained or sponsored by or with respect to which contributions are made by any Dynegy Entity in any such case, for the benefit of the Dynegy Employees, or (ii) any Dynegy Entity has had or has any present or future liability (collectively, the “Dynegy Plans” and individually, the “Dynegy Plan”). With respect to each Dynegy Plan, Dynegy has made available to Contributors true and complete copies, to the extent applicable, of (i) the most recent Dynegy Plan documents and any amendments thereto, (ii) the most recent summary plan description and all related summaries of material modifications, if any, (iii) for any Dynegy Plan intended to be qualified under Section 401(a) of the Code, a copy of the most recent favorable determination letter received from the IRS, or, if no such letter exists, a copy of the filing for a favorable determination letter, and (iv) for the most recent year (A) the annual report on Form 5500 filed with the IRS, (B) audited financial statements, and (C) actuarial valuation reports, (v) for any Dynegy Plan that is an equity-based compensation plan, individual and form agreements and schedules showing outstanding grants, and (vi) for any Dynegy Plan that is a nonqualified deferred compensation plan, trust or insurance or other funding mechanism documents, if any, and a schedule of assets and liabilities under each such plan.

(b) Each Dynegy Plan, including any related trust has been and is, in all material respects, maintained in accordance with applicable requirements of ERISA, the Code, and all other applicable Laws. Each Dynegy Plan intended to be “qualified” within the meaning of Section 401(a) of the Code either (i) has applied to the IRS for a favorable determination letter prior to the expiration of the requisite period under the applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and will adopt any amendments necessary to obtain a favorable determination or (ii) is so qualified and, to Dynegy’s knowledge, there are no facts which would adversely affect the qualified status of any such

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Dynegy Plan. No event has occurred and no condition exists that would subject any of the Contributed Entities, Newco or Dynegy, either directly or because of Dynegy’s affiliation with any Dynegy ERISA Affiliate, to any material tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. Except as otherwise contemplated by this Agreement, no Dynegy Entity has announced any present intention that any Dynegy Plan be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the levels thereof) under any Dynegy Plan at any time within the 12 months immediately following the date hereof.

(c) No Dynegy Plan (including any employee pension plan within the meaning of Section 3(2) of ERISA maintained by Dynegy), or any entity that is required to be treated as a single employer together with Dynegy under Section 414 of the Code (“Dynegy ERISA Affiliate”) that is subject to Section 412 of the Code (each, a “Dynegy Pension Benefit Plan”), has had an “accumulated funding deficiency” (as such term is defined in Section 412 of the Code and in Section 303 of ERISA), that remains unsatisfied, whether or not waived, and no unsatisfied liability to the PBGC has been incurred with respect to any such plan by Dynegy (other than liabilities for premiums not yet due and payable).

(d) No Dynegy Entity nor any Dynegy ERISA Affiliate contributes to or has or had any liability (including withdrawal liability as defined in Section 4201 of ERISA) under, or with respect to, any multiemployer plan within the meaning of Section 3(37) of ERISA that remains unsatisfied.

(e) No Dynegy Entity has incurred any current or projected liability in respect of post-employment or post-retirement health, medical or life insurance benefits for current, former or retired employees of any Dynegy Entity, except as required under Section 4980B of the Code and Section 601 et. seq. of ERISA or otherwise except as may be required pursuant to any other applicable Law.

(f) (i) No Dynegy Plan that is a “Dynegy Pension Benefit Plan” has been completely or partially terminated or been the subject of a “reportable event” under Section 4043 of ERISA as to which notices would be required to be filed with the PBGC during the six years preceding the Closing Date, (ii) no proceeding by the PBGC to terminate any such Dynegy Pension Benefit Plan has been instituted or, to Dynegy’s knowledge, threatened and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the IRS or other governmental agencies are pending, in progress or, to Dynegy’s knowledge, threatened (including any routine requests for information from the PBGC).

(g) To Dynegy’s knowledge, with respect to any Dynegy Plan, there has been no prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, and no fiduciary under Section 3(21) of ERISA has any material liability for breach of fiduciary duty with respect to any Dynegy Plan or any other failure to act or comply in connection with the administration or investment of the assets of any Dynegy Plan, in each case that would result in material liability to Dynegy. No Action involving any Dynegy Plan (other than routine claims for benefits) is pending or, to Dynegy’s knowledge, threatened and no facts exist that could reasonably be expected to give rise to any action that is reasonably likely to result in a material liability to Dynegy.

(h) No Dynegy Plan exists that, as a result of the execution of this Agreement or the consummation of the Transactions (whether alone or in connection with any subsequent event(s)), could (i) entitle any Dynegy Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Dynegy Plans, (iii) limit or restrict the right of Dynegy to merge, amend or terminate any of the Dynegy Plans, (iv) cause any Dynegy Entity to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award, or (v) result in payments under any of the Dynegy Plans that would not be deductible under Section 280G of the Code or would be subject to the additional tax that may be imposed under Section 409A of the Code.

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Section 4.11 Labor and Employment Matters. As of the date hereof there are no collective bargaining agreements or other similar labor force Contracts relating to any Dynegy Entity or covering any Dynegy

Employee to which any Dynegy Entity is a party or by which it is bound, and, except as would not reasonably be expected, individually or in the aggregate, to have a Dynegy MAE, there are no (a) Actions or Orders pending or, to the knowledge of Dynegy, threatened, in each case relating to Dynegy Employees or employment practices or asserting that any Dynegy Entity has committed an unfair labor practice or is seeking to compel any Dynegy Entity to bargain with any labor union or labor organization, (b) pending or, to the knowledge of Dynegy, threatened labor strikes or other labor troubles affecting any Dynegy Entity or (c) labor strikes, disputes, walk-outs, work stoppages, slow-downs, lockouts, arbitrations or grievances involving any Dynegy Entity (and there has been none with respect to any Dynegy Entity or their respective businesses since January 1, 2004). Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $5,000,000, or (ii) as of the Closing Date, have a Dynegy MAE, each Dynegy Entity is in compliance in all material respects with all collective bargaining agreements and all applicable Laws regarding employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health.

Section 4.12 Taxes.

(a) With respect to each Dynegy Entity, (i) all material Tax Returns required to be filed have been or will be timely filed in accordance with any applicable Laws and (ii) all material Taxes due have been or will be paid (whether or not such Taxes are shown as being due on any Tax Returns), except for Taxes that are being contested in a timely fashion and in good faith in appropriate proceedings.

(b) With respect to each Dynegy Entity, (i) there is no Action, written claim or assessment pending or proposed with respect to Taxes or with respect to any Tax Return, (ii) there are no waivers or extensions of any applicable statute of limitations for the assessment or collection of Taxes with respect to any Tax Return which remain in effect, and (iii) there are no material Liens for Taxes upon the assets of any Dynegy Entity, except for Liens for Taxes not yet due and payable or Liens for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been maintained in accordance with GAAP.

(c) To the knowledge of Dynegy, no Dynegy Entity has any material liability for the Taxes of any other person (other than Dynegy and the Dynegy Entities).

(d) Each Dynegy Entity has withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with all information reporting requirements, in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.

(e) No Dynegy Entity has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(f) No Dynegy Entity has engaged in any “listed transactions” within the meaning of Treas. Reg. §1.6011-4(b)(2).

(g) No Dynegy Entity has received written notice of a material claim made by any taxing authority in a jurisdiction where such entity does not file Tax returns that such entity or any other Dynegy Entity is or may be subject to material Tax in such jurisdiction. Sections 4.12(g) of the Dynegy Disclosure Letter sets forth a list of states, territories and jurisdictions (whether foreign or domestic) in which the Dynegy Entities file Tax Returns. No material claim has been made by a taxing authority in a jurisdiction where any such Dynegy Entity does not file a return that it or any other Dynegy Entity is subject to material Tax in any applicable jurisdiction and no such entity is required to file Tax returns in such jurisdiction.

Section 4.13 Environmental. Except as disclosed in the Applicable Dynegy Disclosures:

(a) The Dynegy Entities are and have been in material compliance with all applicable Environmental Laws, and no Dynegy Entity has received any communication from any Governmental Authority or other

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party alleging that any Dynegy Entity or any facility owned, operated, or subject to development by any Dynegy Entity is not in material compliance with or has material liability under, or requesting any information pursuant to, applicable Environmental Laws, including any new source review requirements under the Federal Clean Air Act or state analogue thereto, in each case except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $20,000,000, or (ii) as of the Closing Date have a Dynegy MAE;

(b) Each Dynegy Entity has obtained and possesses all material Environmental Permits necessary for the construction and operation of its facilities or the conduct of its business, and all such Environmental Permits are in good standing or, where applicable, a renewal application has been timely filed and is pending approval by any Governmental Authority and to Dynegy’s knowledge, such approval will be forthcoming without significant modification, and the Dynegy Entities are in material compliance with all material terms and conditions of the Environmental Permits and applications;

(c) Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $20,000,000, or (ii) as of the Closing Date have a Dynegy MAE, there is no material Environmental Claim pending or, to the knowledge of Dynegy, threatened against any Dynegy Entity or otherwise adversely affecting any real or personal property that any Dynegy Entity owns, leases or uses, in whole or in part, including any off-site facility used by any Dynegy Entity for the treatment, storage and disposal of any Hazardous Material; and

(d) Except as would not reasonably be expected to, individually or in the aggregate (as to all of the Dynegy Entities), (i) as of the date hereof, result in damages in excess of $20,000,000, or (ii) as of the Closing Date have a Dynegy MAE, there has been no material Release by any Dynegy Entity of any Hazardous Material that has formed or would reasonably be expected to form the basis of (i) any material Environmental Claim against any Dynegy Entity or against any person whose liability for such claim any Dynegy Entity has or may have retained or assumed, either by operation of Law or by Contract, or (ii) any requirement pursuant to applicable Environmental Law on the part of any Dynegy Entity to undertake material Remedial Action.

Section 4.14 Contracts. (a) No Dynegy Entity is a party to or bound by any:

(i) Contracts containing covenants restricting the payment of dividends;

(ii) Contracts containing covenants limiting the freedom in any material respect of any Dynegy Entity or any of their respective affiliates to engage any line of business or compete with any person or operate,

(iii) Power purchase agreements, tolling agreements or transportation agreements involving expenditures (capital or otherwise), liabilities or revenues reasonably expected to be in excess of $50,000,000 per annum;

(iv) Derivative Products involving notional amounts (including the current fair market value of notional amounts of commodities the subject of such Derivative Products) in excess of $20,000,000 in the aggregate or expenditures, liabilities or revenues to the Dynegy Entities which are reasonably expected to be in excess of $20,000,000 in the aggregate, including any verbal confirmations of such Derivative Products not yet subject to a written confirmation, including identification of any such counterparty granted a Lien on some or all of the Dynegy Entities’ assets. Section 4.14(a)(iv)(2) of the Dynegy Disclosure Letter reflects Dynegy’s 2007 net power position at CinHub and NY Zone G as of the close of business on September 8, 2006. Any Derivative Products that would otherwise be included in Section 4.14(a)(iv)(1) of the Dynegy Disclosure Letter, which resulting position is represented by the net power position reflected in Section 4.14(a)(iv)(2) of the Dynegy Disclosure Letter, is expressly excluded from Section 4.14(a)(iv)(1) of the Dynegy Disclosure Letter;

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(v) Leases of personal property (i) requiring lease payments equal to or exceeding $10,000,000 per annum or (ii) the loss of which would reasonably be expected to, individually or in the aggregate with other such losses, have a Dynegy MAE;

(vi) Joint venture agreements, limited liability company agreements, shareholder agreements, partnership agreements or similar agreements with third parties; and

(vii) “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC).

(b) True and complete copies of the written Contracts required to be identified in Sections 4.3(c), 4.10, 4.11, 4.14(a), and 4.16 of the Dynegy Disclosure Letter (all such Contracts, collectively, the “Dynegy Entity Contracts”) (and true and complete written summaries of any such oral Contracts) have, to the extent such provision would not breach any confidentiality obligations associated with such Contracts, been made available to the Contributors.

(c) Except as would not reasonably be expected to, individually or in the aggregate, have a Dynegy MAE or except as disclosed is the Applicable Dynegy Disclosures, no Dynegy Entity is and, to Dynegy’s knowledge, no other party is in default under, or in breach or violation of, any Dynegy Entity Contract and, to Dynegy’s knowledge, no event has occurred which would result in any breach or violation of, constitute a default, require consent or result in the loss of a material benefit under, give rise to a right to permit or require the purchase or sale of assets or securities under, give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of any Dynegy Entity (in each case, with or without notice or lapse of time or both) connection with, any Dynegy Entity Contract, and each Dynegy Entity Contract is valid, binding and enforceable against the applicable Dynegy Entity in accordance with its terms and is in full force and effect subject to the Enforceability Exceptions.

Section 4.15 Regulatory Matters. The Dynegy Entities are subject to regulation (i) under the FPA, the Natural Gas Act of 1938, as amended, and PUHCA 2005 and the rules and regulations promulgated thereunder, although they currently are entitled to an automatic exemption from regulation under PUHCA 2005 and (ii) under the applicable Laws of the states of Illinois, New York and Texas. Except as set forth in the immediately preceding sentence, the Dynegy Entities are not subject to regulation as a public utility, public utility holding company or public service company (or similar designation) by any Governmental Authority.

Section 4.16 Affiliate Transactions. Except as disclosed in the Applicable Dynegy Disclosures, there are no Contracts or transactions between Dynegy, on the one hand, and any (A) Dynegy affiliates, on the other hand, other than any Contract or transaction entered into in the ordinary course of business and on terms no less favorable than would have been reached on an arm’s-length basis or that is not material to Dynegy, or (B) (i) officer, manager or director of any Dynegy Entity or its affiliates, or (ii) affiliate of any such officer, manager or director, on the other hand, in each case in this clause (B) except those of a type available to Dynegy Employees generally and other than any Contract or transaction entered into in the ordinary course of business and on terms no less favorable than would have been reached on an arm’s-length basis or that is not material to Dynegy (all Contracts and transactions referred to in clauses (A) or (B), whether entered into before or after the date hereof, “Dynegy Affiliate Contracts”).

Section 4.17 Proxy/Prospectus; Registration Statement. None of the information to be supplied by Dynegy for inclusion in (a) the Proxy/Prospectus and any amendments or supplements thereto, or (b) the Registration Statement and any amendments or supplements thereto, will, at the respective times such documents are filed and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to Dynegy’s shareholders, at the time such shareholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material

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fact required to be made therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.18 Brokers and Finders Fees. Except for Credit Suisse Securities (USA) LLC and Greenhill & Co., LLC (the “Dynegy Financial Advisors”), no agent, broker, person or firm acting on behalf of any Dynegy Entity or under any Dynegy Entities’ authority is or will be entitled to any financial advisory, broker’s or finder’s fee or similar commission from any of the parties in connection with any of the Transactions.

Section 4.19 Tax-Free Transaction. Neither Dynegy, nor to Dynegy’s knowledge, any of its affiliates has taken or agreed to take any action that would reasonably be expected to prevent the Merger or the Contributions from qualifying as an Exchange under Section 351 of the Code.

Section 4.20 Board Recommendation; Dynegy Action; Requisite Vote of Dynegy Shareholders.

(a) (i) The Dynegy Board has, by resolutions duly adopted by the unanimous vote of the directors present at a meeting of such board duly called and held on September 14, 2006 and not subsequently rescinded or modified in any way, (A) determined that the Note, the Indenture, the Development LLC Agreement, the Development JV Agreement, the CUSA Agreement, the CUSA Registration Rights Agreement, the LS Registration Rights Agreement, the Shareholders Agreement, the Corporate Opportunity Agreement, this Agreement, the Merger, in accordance with the terms of this Agreement, and the other Transactions are advisable and in the best interests of Dynegy and its shareholders, (B) approved and adopted such agreements and approved the Merger and the other Transactions, (C) directed that this Agreement be submitted for consideration by the Dynegy shareholders and recommended that the Dynegy shareholders adopt this Agreement (provided that any change in or modification or rescission of such recommendation by the Dynegy Board in accordance with Section 7.1 shall not be a breach of the representation in this clause (C)) and (ii) the disinterested director (as defined under Section 7.85 of the IBCA) has, by resolutions duly adopted and not subsequently rescinded or modified in any way, approved the Transaction Documents and the Transactions and any business combination (as that term is defined in Sections 7.85 and 11.75 of the IBCA) with respect to CUSA that is provided for or results from the Transaction Documents and the Transactions (collectively, the “Dynegy Recommendation”) (to the extent such Transactions are identified prior to the date of approval of this Agreement by the Dynegy Board). The Dynegy Board has received from the Dynegy Financial Advisors opinions, written copies of which have been provided to the Contributors solely for informational purposes, to the effect that, as of the date of the opinion and subject to the qualifications and assumptions contained therein, the consideration to be received by holders of Dynegy A Shares in the Merger is fair from a financial point of view to such holders.

(b) The affirmative vote of the Dynegy shareholders required for adoption of this Agreement and the Merger is and will be no greater than two thirds in voting power of each of (i) the issued and outstanding Dynegy A Shares, (ii) the issued and outstanding Dynegy B Shares and (iii) the issued and outstanding Dynegy Shares voting together as a class (the “Required Dynegy Shareholder Vote”) and such Required Dynegy Shareholder Vote is the only vote of holders of any class or series of shares or other securities of Dynegy necessary to approve this Agreement and the Transactions.

Section 4.21 Insurance. Section 4.21 of the Dynegy Disclosure Letter contains a true and complete list of the insurance policies and fidelity bonds of or for the benefit of any Dynegy Entity or its assets, businesses, operations, employees, officers or directors (the “Dynegy Entity Insurance Policies”). Except as would not reasonably be expected to, individually or in the aggregate, have a Dynegy MAE, (i) each Dynegy Entity Insurance Policy is valid, enforceable, existing and binding, and the premiums due thereon have been timely paid, (ii) there are no outstanding unpaid claims under any Dynegy Entity Insurance Policy with respect to any Dynegy Entity, except in the ordinary course of business consistent with past practice, (iii) no Dynegy Entity has received notice of cancellation, termination or non-renewal of any Dynegy Entity Insurance Policy or has been denied, or to the Dynegy’s knowledge, threatened to be denied, insurance coverage and (iv) the Dynegy Entity

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Insurance Policies are sufficient for compliance with Law and all Contracts to which any of the Dynegy Entities is a party or by which it or any of its assets are bound, and are in such amounts, against such risks and losses, and on such terms and conditions as are consistent with industry practice in the business of each Dynegy Entity.

Section 4.22 Takeover Laws. Except for the Required Shareholder Vote, the Dynegy Board has taken all action necessary (including under Sections 7.85 and 11.75 of the IBCA) to exempt under or not make subject to (a) the provisions concerning “business combinations” under Sections 7.85 or 11.75 of the IBCA, (b) any other state takeover law or state law, such as “moratoriums,” “control share,” “fair price” or “affiliate transaction” laws, that purports to limit or restrict business combinations or the ability to acquire or vote shares or (c) any provision of Dynegy’s articles of incorporation or bylaws that would require any corporate approval other than that otherwise required by Articles X and XI of the IBCA, in each case, before the execution of this Agreement and the Voting Agreements: (i) the execution of this Agreement, (ii) the Merger, (iii) the execution of the Voting Agreements and (iv) the Transactions. To Dynegy’s knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to Dynegy with respect to this Agreement or any of the Transactions (to the extent such Transactions are identified prior to the date of approval of this Agreement by the Dynegy Board).

Section 4.23 Availability of Funds. Dynegy has cash available or has existing borrowing facilities that are sufficient to enable it to pay the Cash Consideration.

Section 4.24 No Other Representation or Warranties. Neither Dynegy nor any other person makes any other express or implied representation or warranty on behalf of or with respect to the Dynegy Entities other than as expressly set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF THE NEWCO ENTITIES

Except as set forth in the Dynegy Disclosure Letter (with specific reference to the relevant sections of the representations and warranties or covenants in this Agreement or disclosure in such a way to make its relevance to the information called for by the representations and warranties or covenants readily apparent), each Newco Entity and Dynegy, jointly and severally, represents and warrants to the Contributors as follows:

Section 5.1 Organization; Etc. Each Newco Entity (a) is duly organized, validly existing and in good standing under the laws of the state of its jurisdiction, (b) has all requisite corporate power and authority, as applicable, to execute and deliver the Transaction Documents to which it is a party and the Indenture and the Notes to perform its obligations hereunder and to consummate the Transactions and (c) is duly qualified or licensed to do business, and is in good standing in each jurisdiction in which the nature of its business or the ownership, operation or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the ability of such Newco Entity to perform its obligations hereunder.

Section 5.2 Authority Relative to this Agreement. The execution, delivery and performance of the Indenture and each Transaction Document to which it is a party and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action on the part of each Newco Entity and no other corporate actions or proceedings on the part of the Newco Entities are necessary to authorize the execution, delivery and performance of the Transaction Documents, the Indenture or to consummate the Transactions. The Indenture and each Transaction Document to which any Newco Entity is a party has been, or will be, duly and validly executed and delivered by such Newco Entity and, with respect to such Transaction Document and the Indenture, assuming it has been duly authorized, executed and delivered by any other party thereto, constitutes, or will constitute when executed, a valid and binding agreement of such Newco Entity, enforceable against such Newco Entity in accordance with its terms, except for the Enforceability Exceptions. The Newco Shares issuable under

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Article I have been duly authorized for issuance and, when issued and delivered in accordance with this Agreement, all such Newco Shares will be validly issued and fully paid and nonassessable, and the issuance of such Newco Shares will not be subject to preemptive or other similar rights. The Notes have been duly authorized by Newco and, when duly executed, authenticated, issued and delivered as provided in the Indenture, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of Newco enforceable against Newco in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture.

Section 5.3 Newco Entity Capitalization.

(a) Immediately before the Closing, the authorized and outstanding equity interests of Newco will consist of the following: (1) (i) 1,200,000,000 Newco A Shares, of which 1,000 shares will be issued and outstanding and (ii) 800,000,000 Newco B Shares, of which none will be issued and outstanding and (2) 100,000,000 shares of preferred stock, par value $0.01 per share, none of which will have ever been issued. As of the date hereof, the authorized and outstanding capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are issued and outstanding and held by Newco. All outstanding shares of capital stock of, or interests in, the Newco Entities are validly issued, fully paid and nonassessable, and owned by the Dynegy Entities or their respective subsidiaries free of preemptive (or similar) rights and free and clear of any Liens. Except as contemplated hereby, there are not (A) any capital stock or other equity interests or voting securities, in any Newco Entity issued or outstanding, (B) any securities convertible into or exchangeable or exercisable for shares of any capital stock or equity interests or voting securities in any Newco Entity, (C) any subscriptions, options, warrants, calls, rights, convertible securities or other Contract or commitments of any character obligating any Newco Entity to issue, transfer or sell any of its capital stock or other equity interests or voting securities, or (D) any equity equivalents, interests in the ownership or earnings or similar rights, or any agreements, arrangements or understandings granting any person any rights in any Newco Entity (collectively “Newco Securities”). Except as contemplated hereby, there are no (1) outstanding obligations of any Newco Entity or any Dynegy Entity to repurchase, redeem or otherwise acquire any Newco Securities or (2) outstanding obligations of any Newco Entity to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other company or any other person, including as a result of the Transactions.

(b) No Newco Entity has any direct or indirect equity interest in any person, other than Newco’s interest in Merger Sub.

Section 5.4 Consents and Approvals; No Violations. Except for the Required Approvals, none of the execution, delivery and performance of any Transaction Document by the Newco Entities, nor the consummation by the Newco Entities of the Transactions, will (a) conflict with, violate or result in any breach of any provision of the certificate of incorporation or bylaws of any Newco Entity, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or any right or obligation to purchase or sell securities or assets) under, or require any consent or result in a material loss of a material benefit to any Newco Entity under, any Contract to which any Newco Entity is a party or by which it or any of its businesses, properties or assets are bound, (c) violate any Order, applicable Law or Permit that is currently in effect applicable to any Newco Entity or its business, properties or assets, or (d) other than the Required Approvals, require any approval to or from any Government Authority.

Section 5.5 Brokers; Finders and Fees. No Newco Entity has employed, engaged or entered into a Contract with any investment banker, broker, finder, other intermediary or any other person or incurred any liability for any investment banking, financial advisory or brokerage fees, commissions, finders’ fees or any other fee in connection with this Agreement or the Transactions.

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Section 5.6 Other Activities. Other than entering into this Agreement and performing obligations hereunder, no Newco Entity has entered into any agreements or conducted any other business.

Section 5.7 No Other Representation or Warranties. Neither Newco Entity nor any other person makes any other express or implied representation or warranty on behalf of or with respect to the Newco Entities other than as expressly set forth in this Article V.

ARTICLE VI

CONDUCT OF BUSINESS PENDING

THE TRANSACTIONS

Section 6.1 Operating Covenants of the Contributed Entities. From the date hereof to the Closing, except (A) as otherwise expressly contemplated by this Agreement, (B) as set forth in Section 6.1 of the LS Disclosure Letter, (C) as required by applicable Law, or (D) with Dynegy’s prior written consent, the Contributors shall cause each Contributed Entity to, (1) conduct its businesses only in, and not to take any action except in, the ordinary course of business, in a manner consistent with past practice and in compliance with applicable Laws and (2) preserve substantially intact its business organization, to preserve its assets and properties in good repair and condition and to preserve its present relationships with Governmental Authorities, customers, suppliers and other persons with which it has business relations. By way of amplification and not limitation, from the date hereof to the Closing, the Contributors shall cause:

(a) each Contributed Operating Entity to not directly or indirectly do, or authorize or commit to do, any of the following, in each case except (A) as otherwise expressly contemplated by this Agreement, (B) as set forth in Section 6.1 of the LS Disclosure Letter, (C) as required by applicable Law, or (D) with Dynegy’s prior written consent:

(i) amend or otherwise change any Contributed Operating Entity’s partnership or limited liability company agreement, or certificate of formation or articles of incorporation or bylaws (or similar organizational documents);

(ii) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Contributed Entity Securities or adopt a Rights Plan;

(iii) incur any Debt or issue any securities in respect of Debt or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations or Debt of any person, in excess of $10,000,000 in the aggregate, other than revolving credit borrowings and reborrowings and letter of credit issuances in a manner consistent with past practice under any credit arrangement disclosed in Section 6.1(e) of the LS Disclosure Letter;

(iv) acquire (including by merger, consolidation or acquisition of stock or assets) any assets (other than in the ordinary course of business), business or any corporation, partnership, limited liability company, association or business organization or division thereof (other than acquisitions before the Closing having an aggregate consideration of not more than $25,000,000 and subject in all events to Section 7.7) other than fuel, supplies, maintenance materials and other inventory items in the ordinary course of business consistent with past practice;

(v) except as required under a Contract in force as of the date hereof or in an amount not to exceed $10,000,000 in the aggregate, issue, deliver, sell, lease, sell and leaseback, pledge, license, transfer, mortgage, encumber, dispose of or otherwise subject to any Lien any property or assets, whether tangible or intangible, of any Contributed Operating Entity, other than assets or services sold, leased, pledged, licensed, transferred, disposed of or encumbered in the ordinary course of business and in a manner consistent with past practice;

(vi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction when

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due or otherwise in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the balance sheet of the Contributed Operating Entities as of June 30, 2006 or incurred in the ordinary course of business and consistent with past practice after June 30, 2006;

(vii) make any loans or advances (including any “keep well” or other Contract to maintain any financial statement condition of another person) to any other person, except for loans or advances to Contributed Operating Entities that are directly or indirectly wholly-owned by the Contributed Operating Entities and are in existence on the date hereof;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Contributed Operating Entity or any of their respective material subsidiaries;

(ix) terminate or settle, or take any action that would result in early termination or settlement of, any Derivative Product other than in the ordinary course of business for the fair value thereof;

(x) take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act);

(xi) waive, release, assign, settle or compromise any pending or threatened Action having an amount in issue in excess of $10,000,000 or which in any event is material to the Contributed Operating Entities which relates to the Transactions or which is brought by any current, former or purported holder of any Contributed Entity Securities in such capacity;

(xii) declare, set aside, make or pay any dividend or other distribution by any Contributed Operating Entity that is not, directly or indirectly, wholly-owned by another Contributed Operating Entity, payable in cash, stock or other equity interests, property or otherwise; or

(xiii) take, offer, propose to take or enter into or amend any Contract to take, offer or propose any of the actions described above in Sections 6.1(a)(i) through (xii).

(b) each Contributed Entity to not directly or indirectly do, or propose, authorize or commit to do, any of the following, in each case except (A) as otherwise expressly contemplated by this Agreement, (B) as set forth in Section 6.1 of the LS Disclosure Letter, (C) as required by applicable Law, or (D) with Dynegy’s prior written consent:

(i) except as required under a Contract in force as of the date hereof, issue, deliver, sell, lease, sell and leaseback, pledge, license, transfer, mortgage, encumber, dispose of or otherwise subject to any Lien any Contributed Operating Entity Securities or any equity interests in any of the Development Entities;

(ii) (A) forgive any liabilities, Debts or obligations under any Contributed Entity Affiliate Contract set forth in Section 3.16 of the LS Disclosure Letter, (B) take any action outside the ordinary course of business consistent with past practice under any Contributed Entity Affiliate Contract set forth in Section 3.16 of the LS Disclosure Letter; or (C) engage in or enter into any Contributed Entity Affiliate Contract which would be required to be set forth in Section 3.16 of the LS Disclosure Letter if in effect on the date hereof;

(iii) enter into, amend, terminate, cancel, renew or receive a waiver with respect to any Contract, the entry into which, or amendment, termination, cancellation, renewal or reception of a waiver with respect to which, requires the consent of any lenders under any Debt listed on Section 3.3(c) of the LS Disclosure Schedule;

(iv) approve or renegotiate any collective bargaining agreement or similar labor force agreement covering either the employees of any Contributed Entity or the employees of any third party providing services to any such entity;

(v) other than in the ordinary course of business and in a manner consistent with past practice or as required by applicable Law, enter into any Derivative Product or any similar transaction having a

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notional amount or for which the fair value of the notional quantity is an amount determined by the Contributors in good faith in a commercially reasonable manner in excess of $20,000,000;

(vi) fail to maintain its books and records in accordance with GAAP in any material respect or, except as may be required as a result of a change in applicable Law or in GAAP, change material Tax, pension, regulatory or financial accounting policies, procedures, practices or principles used by it;

(vii) make, change or rescind any material Tax election; fail to duly and timely file all material Tax Returns and other documents required to be filed with any Governmental Authority, subject to timely extensions permitted by applicable Law; extend the statute of limitations with respect to any Tax; or, except in the ordinary course of business, settle or compromise any material federal, state, local or foreign Tax liability or audit;

(viii) change any method of accounting or accounting practice by any Contributed Entity, except for any such change required by GAAP;

(ix) fail to maintain in full force and effect insurance policies covering the Contributed Operating Entities and Development Entities, as the case may be, and their respective properties, assets and businesses in a form and amount consistent with the Contributed Operating Entities’ and Development Entities’ current insurance program, as applicable, including the Contributed Operating Entity Insurance Policies (except in the ordinary course of business to the extent any such policies expire in accordance with their terms and they are replaced with policies consistent with good practice for independent power companies, subject to insurance market conditions); or

(x) take, offer, propose to take or enter into or amend any Contract to take, offer or propose any of the actions described above in Sections 6.1(b)(i) through (ix).

(c) The Development Entities (a) shall consult with Dynegy prior to (i) arranging any equity or debt financing in the manner consistent with Section 6.1(c) of the LS Disclosure Letter or (ii) entering into any construction or other material agreement, (b) shall not declare, set aside or pay any dividend or other distribution to any Person and (c) shall not pay any development or similar fees.

Section 6.2 Operating Covenants of Dynegy. From the date hereof to the Closing, unless otherwise expressly contemplated by this Agreement, as set forth in Section 6.2 of the Dynegy Disclosure Letter or required by applicable Law or unless the Contributors give their prior written consent, Dynegy shall, and shall cause each of its subsidiaries to, (1) conduct its businesses only in, and not to take any action except in, the ordinary course of business, in a manner consistent with past practice and in compliance with applicable Laws, and (2) preserve substantially intact its business organization, to preserve its assets and properties in good repair and condition and to preserve its present relationships with Governmental Authorities, customers, suppliers and other persons with which it has business relations. By way of amplification and not limitation, from the date hereof to the Closing, Dynegy agrees that it shall not directly or indirectly do, or authorize or commit to do, any of the following, in each case unless otherwise expressly contemplated by this Agreement, except as set forth in Section 6.2 of the Dynegy Disclosure Letter or except with the prior written consent of the Contributors:

(a) amend or otherwise change Dynegy’s articles of incorporation or bylaws;

(b) except as required under a Contract in force as of the date hereof or in an amount pursuant to clause (ii) below not to exceed $20,000,000 in the aggregate, issue, deliver, sell, lease, sell and leaseback, pledge, license, transfer, mortgage, encumber, dispose of or otherwise subject to any Lien (i) any Dynegy Securities or (ii) any property or assets, whether tangible or intangible, of any Dynegy Entity, other than assets sold, leased, pledged, licensed, transferred, disposed of or encumbered in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution by any Dynegy Entity that is not, directly or indirectly, wholly-owned by the Dynegy Entities, payable in cash, stock or other equity interests, property or otherwise;

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(d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of the Dynegy Securities or adopt a Rights Plan;

(e) incur any Debt or issue any securities in respect of Debt or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations or Debt of any person, in excess of $10,000,000 in the aggregate, other than revolving credit borrowings and reborrowings and letter of credit issuances in a manner consistent with past practice under any credit arrangement disclosed in Section 6.2(e) of the Dynegy Disclosure Letter;

(f) acquire (including by merger, consolidation or acquisition of stock or assets) any assets (other than in the ordinary course of business), business or any corporation, partnership, limited liability company, association or business organization or division thereof (other than acquisitions before the Closing having an aggregate consideration of not more than $25,000,000, and subject in all events to Section 7.7) other than fuel, supplies, maintenance materials and other inventory items in the ordinary course of business;

(g) other than in the ordinary course of business and in a manner consistent with past practice or as required by applicable Law, enter into any Derivative Product or any similar transaction having a notional amount or for which the fair value of the notional quantity is an amount determined by Dynegy in good faith in a commercially reasonable manner in excess of $20,000,000;

(h) adopt a plan of complete or partial liquidation, dissolution, merger (except for mergers between or among Dynegy Entities), consolidation, restructuring, recapitalization or other reorganization of Dynegy or any of its material subsidiaries;

(i) fail to maintain its books and records in accordance with GAAP in any material respect or, except as may be required as a result of a change in applicable Law or in GAAP, change material Tax, pension, regulatory or financial accounting policies, procedures, practices or principles used by it;

(j) make, change or rescind any material Tax election; fail to duly and timely file all material Tax Returns and other documents required to be filed with any Governmental Authority, subject to timely extensions permitted by applicable Law; extend the statute of limitations with respect to any Tax; or, except in the ordinary course of business, settle or compromise any material federal, state, local or foreign Tax liability or audit;

(k) waive, release, assign, settle or compromise any pending or threatened Action having an amount in issue in excess of $10,000,000 or which in any event is material to the Dynegy Entities, which relates to the Transactions or which is brought by any current, former or purported holder of any Dynegy Securities in such capacity;

(l) change any method of accounting or accounting practice by any Dynegy Entity, except for any such change required by GAAP;

(m) take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act);

(n) terminate or settle, or take any action that would result in early termination or settlement of, any Derivative Product other than in the ordinary course of business for the fair value thereof;

(o) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction when due or otherwise in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the balance sheet of the Dynegy Entities as of June 30, 2006 or incurred in the ordinary course of business and consistent with past practice after June 30, 2006;

(p) fail to maintain in full force and effect insurance policies covering the Dynegy Entities and their respective properties, assets and businesses in a form and amount consistent with the Dynegy Entities’ current insurance program, including the Dynegy Entity Insurance Policies (except in the ordinary course of business to the extent any such policies expire in accordance with their terms and they are replaced with

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policies consistent with good practice for independent power companies, subject to insurance market conditions);

(q) amend, terminate or waive any provision of the Second Amended and Restated Shareholder Agreement dated May 26, 2006, between Dynegy and CUSA or the CUSA Registration Rights Agreement; and

(r) take, offer, propose to take or enter into or amend any Contract to take, offer or propose any of the actions described above in Sections 6.2(a) through 6.2(q)

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Dynegy No Shop.

(a) From the date hereof until the Effective Time, Dynegy shall not, and Dynegy shall cause the Dynegy Entities not to, and shall cause its and their respective officers, directors, investment bankers, auditors, accountants, attorneys and other advisors and representatives (collectively, the “Dynegy Representatives”) not to, (i) directly or indirectly, solicit, initiate, or encourage the submission of, any proposal that constitutes or is reasonably likely to lead to a Dynegy Takeover Proposal, (ii) approve or recommend any Dynegy Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Dynegy Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) directly or indirectly, participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Dynegy Takeover Proposal; provided, however, that:

(x) nothing contained herein shall prohibit Dynegy or the Dynegy Board from disclosing to Dynegy’s shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making any similar disclosure, and provided further that the Dynegy Board shall not recommend that the shareholders of Dynegy tender their Dynegy Shares in connection with any such tender or exchange offer unless the Dynegy Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Dynegy Takeover Proposal is, or could result in, a Dynegy Superior Proposal and Dynegy shall have complied in all material respects with all of its obligations under this Section 7.1;

(y) at any time before this Agreement has been approved by the Required Dynegy Shareholder Vote, if (under circumstances in which Dynegy has complied in all material respects with all of its obligations under this Section 7.1(a)) Dynegy receives an unsolicited Dynegy Takeover Proposal from a third party that the Dynegy Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (1) is, or would be reasonably likely to result in, a Dynegy Superior Proposal, then Dynegy and the Dynegy Representatives may make such inquiries or conduct such discussions with respect to such Dynegy Takeover Proposal as the Dynegy Board, after consultation with outside legal counsel, may deem reasonable to inform itself for the purpose of exercising its fiduciary duties to its shareholders under applicable Law and (2) is, or is reasonably likely to result in, a Dynegy Superior Proposal, Dynegy and the Dynegy Representatives may conduct such additional discussions or negotiations and provide such information as the Dynegy Board shall determine, but only if, before such discussions or negotiations or provision of such information, (A) such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to Dynegy, including any standstill provisions included therein, and no less restrictive than the Confidentiality Agreement and (B) the Dynegy Board determines in its good faith judgment, after

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consultation with outside legal counsel, that failure to take such actions would be reasonably likely to be a breach of its fiduciary duties under applicable Law; and

(z) at any time before this Agreement has been approved by the Required Dynegy Shareholder Vote, and subject to Dynegy’s compliance in all material respects with its obligations under this Section 7.1, the Dynegy Board may (i) withdraw, amend, modify or qualify, or publicly propose to withdraw, amend, modify or qualify the recommendation, approval, adoption or declaration of advisability by Dynegy’s Board of this Agreement, the Merger or Dynegy Recommendations, (ii) recommend that the shareholders of Dynegy reject this Agreement, the Merger or the Transactions or resolve, agree or propose publicly to take any such actions (collectively in (i) and (ii), a “Change in Dynegy Recommendation,” or (iii) in compliance with Section 9.1(g), allow Dynegy to enter into a binding written agreement concerning a transaction that constitutes a Dynegy Superior Proposal, (A) in the case of subclause (iii) of this clause (z) only after the Dynegy Board determines in good faith (after receiving the advice of its financial advisor and outside legal counsel) that such Dynegy Takeover Proposal is a Dynegy Superior Proposal and (B) in the case of subclause (i), (ii) or (iii) of this clause (z) only after the Dynegy Board determines in its good faith judgment, after consultation with outside legal counsel, that failure to take such actions would reasonably likely be a breach of its fiduciary duties to its shareholders under applicable Law; provided that before making any Change in Dynegy Recommendation, (A) the Dynegy Board shall provide the Contributors five business days’ prior written notice of its intent to effect a Change in Dynegy Recommendation (which notice shall include the reasonable details regarding the cause for, and nature of, the Change in Dynegy Recommendation) and, if requested by the Contributors, negotiate in good faith with the Contributors during such five business day period regarding revisions to this Agreement that would avoid such Change in Dynegy Recommendation and (B) the Dynegy Board shall provide to the Contributors advance written notice of such Change in Dynegy Recommendation immediately prior thereto.

Dynegy shall immediately cease and cause to be terminated, and shall cause the Dynegy Entities to, and shall cause its or their respective Dynegy Representatives to, terminate, all existing discussions or negotiations, if any, with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Dynegy Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 7.1(a) by any Dynegy Representative or affiliate of a Dynegy Entity (other than CUSA as contemplated by the definition of “Dynegy Takeover Proposal”), whether or not such person is purporting to act on behalf of any Dynegy Entity or otherwise, shall be deemed to be a breach of this Section 7.1 by Dynegy.

(b) For this Agreement, (i) “Dynegy Takeover Proposal” means any bona fide proposal or offer from any person (other than the Contributors, the Newco Entities or any of their affiliates) relating to (A) any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transaction involving Dynegy or any Dynegy Entity of (x) assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Dynegy Entities, taken as a whole immediately before such transaction, or (y) 20% or more of the outstanding Dynegy Shares or any other class of capital stock of Dynegy or capital stock of, or other equity or voting interests in, any Dynegy Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of the Dynegy Entities, taken as a whole immediately prior to such transaction, in each case other than the Transactions or (B) any purchase or sale of, or tender offer or exchange offer for, capital stock of any Dynegy Entity that if consummated would result in any person beneficially owning 20% or more of any class of capital stock of Dynegy or any Dynegy Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of the Dynegy Entities, taken as a whole immediately prior to such transaction; provided that any person’s proposal or offer to CUSA, so long as such action does not materially impair Dynegy’s ability to perform its obligations under the Transaction Documents shall not be a Dynegy Takeover Proposal and (ii) the term “Dynegy Superior Proposal” means any bona fide written Dynegy Takeover Proposal (assuming for purposes of the definition that references to 20% in the definition of

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Dynegy Takeover Proposal are 50%) which is on terms that the Dynegy Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, including any conditions to such Dynegy Takeover Proposal, the timing of the closing thereof, the risk of nonconsummation, any required governmental or other consents, filings and approvals, and the payment of a Termination Fee would, if consummated, result in a transaction that is more favorable to Dynegy’s shareholders from a financial point of view than the Transactions contemplated by this Agreement (including the terms of any proposal by the Contributors to modify the terms of the Transactions).

(c) Except as expressly permitted by Section 7.1(a), the Dynegy Board may not effect any Change in Dynegy Recommendation, or approve or recommend, or propose publicly to approve or recommend, any Dynegy Takeover Proposal. For this Agreement, a Change in Dynegy Recommendation shall include any approval or recommendation (or public proposal to approve or recommend), by the Dynegy Board of a Dynegy Takeover Proposal.

(d) In addition to the other obligations of Dynegy set forth in this Section 7.1, Dynegy shall as promptly as practicable (and in any event, within 24 hours) advise the Contributors orally and in writing of any Dynegy Takeover Proposal, any request for information with respect to any Dynegy Takeover Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Dynegy Takeover Proposal, the material terms and conditions of such request, Dynegy Takeover Proposal or inquiry, and the identity of the person making the same. Dynegy will (i) keep the Contributors promptly and fully informed of the status and details (including amendments) of any such request, Dynegy Takeover Proposal or inquiry, (ii) provide the Contributors as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material (other than with respect to the business, assets or operations of the person, entity or group making the Dynegy Takeover Proposal sent or provided to Dynegy from any third party in connection with any Dynegy Takeover Proposal) or sent or provided by Dynegy to any third party in connection with any Dynegy Takeover Proposal and (iii) provide the Contributors with advance written notice of any scheduled meeting of the Dynegy Board to discuss a Dynegy Takeover Proposal.

(e) Except with respect to any third party making an unsolicited bona fide written Dynegy Takeover Proposal that does not result from a violation of Section 7.1, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, (i) Dynegy shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which any Dynegy Entity is a party (other than any involving the Contributors or the Contributed Entities) and (ii) Dynegy agrees to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements.

Section 7.2 Contributed Entities No-Shop

(a) From the date hereof until the Effective Time, the Contributors shall not, and the Contributors shall cause the Contributed Entities not to, and shall cause its and their respective partners, members, managers, officers, investment bankers, auditors, accountants, attorneys and other advisors and representatives (collectively, the “Contributor Representatives”) not to, (i) directly or indirectly, solicit, initiate, or encourage the submission of, any proposal that constitutes or is reasonably likely to lead to a Contributor Takeover Proposal, (ii) approve or recommend any Contributor Takeover Proposal, enter into any agreement, agreement-in-principle or letter of intent with respect to or accept any Contributor Takeover Proposal (or resolve to or publicly propose to do any of the foregoing), or (iii) directly or indirectly, participate or engage in any discussions or negotiations regarding, or furnish to any person any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Contributor Takeover Proposal; provided, however, that:

(x) at any time before this Agreement has been approved by the Required Dynegy Shareholder Vote, if (under circumstances in which all of the Contributors have complied in all material respects

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with all of its obligations under this Section 7.2) the Contributors receive an unsolicited Contributor Takeover Proposal from a third party that the Contributors determine in good faith (after consultation with their financial advisor and outside legal counsel) (1) is, or would be reasonably likely to result in, a Contributor Superior Proposal, then the Contributors and the Contributor Representatives may make such inquiries or conduct such discussions with respect to such Contributor Takeover Proposal as the Contributors, after consultation with outside legal counsel, may deem reasonable to inform themselves for the purpose of exercising their fiduciary duties under applicable Law (it being understood that for purposes of this Section 7.2, the Contributors shall be treated as if they were directors of a publicly-traded Delaware corporation (the “Delaware Standard”)) and (2) is, or is reasonably likely to result in, a Contributor Superior Proposal, the Contributors and the Contributor Representatives may conduct such additional discussions or negotiations and provide such information as the Contributors shall determine, but only if, before such discussions or negotiations or provision of such information, (A) such third party shall have entered into a confidentiality agreement in customary form that is no less favorable to the Contributors, and no less restrictive than the Confidentiality Agreement and (B) the Contributors determine in their good faith judgment, after consultation with outside legal counsel, that failure to take such actions would reasonably likely be a breach of the Delaware Standard; and

(y) at any time before this Agreement has been approved by the Required Dynegy Shareholder Vote, and subject to Contributors’ compliance in all material respects with their obligations under this Section 7.2, the Contributors may, in compliance with Section 9.1(h) enter into a binding written agreement concerning a transaction that constitutes a Contributor Superior Proposal, only after the Contributors determine in their good faith judgment (i) (after receiving the advice of their financial advisor and outside legal counsel) that such Contributor Takeover Proposal is a Contributor Superior Proposal and (ii) after consultation with outside legal counsel, that failure to take such actions would reasonably likely be a breach of the Delaware Standard; provided that before entering into any Contributor Superior Proposal, (A) the Contributors shall provide Dynegy five business days’ prior written notice of their intent to enter into a Contributor Superior Proposal (which notice shall include the reasonable details regarding the cause for, and nature of, the Contributor Superior Proposal) and, if requested by Dynegy, negotiate in good faith with Dynegy during such five business day period regarding revisions to this Agreement such to prevent the Contributors from entering into the Contributor Superior Proposal and (B) the Contributors shall provide to Dynegy advance written notice of entry into such Contributor Superior Proposal immediately prior thereto.

The Contributors shall immediately cease and cause to be terminated, and shall cause the Contributed Entities to, and shall cause its or their respective Contributor Representatives to terminate, all existing discussions or negotiations, if any, with any persons conducted heretofore with respect to, or that could reasonably be expected to lead to, a Contributor Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in Section 7.2(a) by any Contributor Representative or affiliate of any Contributor, whether or not such person is purporting to act on behalf of any Contributed Entity or otherwise, shall be deemed to be a breach of this Section 7.2 by the Contributors.

(b) For this Agreement, (i) “Contributor Takeover Proposal” means any bona fide proposal or offer from any person (other than Dynegy, the Newco Entities or any of their affiliates) relating to (A) any direct or indirect acquisition, merger, consolidation, reorganization, share exchange, recapitalization, liquidation, direct or indirect business combination, asset acquisition or other similar transaction involving the Contributors or any Contributed Entity of (x) assets or businesses that constitute or represent 20% or more of the total revenue, operating income, EBITDA or assets of the Contributed Entities, taken as a whole immediately before such transaction, or (y) 20% or more of the outstanding equity or voting interests in, any Contributed Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of any Contributed Entity, immediately prior to such transaction, in each case other than the Transactions or (B) any purchase or sale of, or tender offer or exchange offer for, the equity interests of any Contributed Entity that if consummated would result in any person beneficially owning 20% or more of

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the equity interests of the Contributors or any Contributed Entity whose business constitutes 20% or more of the total revenue, operating income, EBITDA or assets of the Contributed Entities, taken as a whole immediately prior to such transaction; and (ii) the term “Contributor Superior Proposal” means any bona fide written Contributor Takeover Proposal (assuming for purposes of the definition that references to 20% in the definition of Contributor Takeover Proposal are 50%) which is on terms that the Contributors determine in their good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside counsel), taking into account all relevant factors, including any conditions to such Contributor Takeover Proposal, the timing of the closing thereof, the risk of nonconsummation, any required governmental or other consents, filings and approvals, and the payment of a Termination Fee would, if consummated, result in a transaction that is more favorable to the Contributors from a financial point of view than the Transactions (including the terms of any proposal by the Contributors to modify the terms of the Transactions).

(c) In addition to the other obligations of the Contributors set forth in this Section 7.2, the Contributors shall as promptly as practicable (and in any event, within 24 hours) advise Dynegy orally and in writing of any Contributor Takeover Proposal, any request for information with respect to any Contributor Takeover Proposal, or any inquiry with respect to or which could reasonably be expected to result in a Contributor Takeover Proposal, the material terms and conditions of such request, Contributor Takeover Proposal or inquiry, and the identity of the person making the same. The Contributors will (i) keep Dynegy promptly and fully informed of the status and details (including amendments) of any such request, Contributor Takeover Proposal or inquiry, (ii) provide to Dynegy as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material (other than any confidential information with respect to the business, assets or operations of the person, entity or group making the Contributor Takeover Proposal) sent or provided to the Contributors from any third party in connection with any Contributor Takeover Proposal or sent or provided by the Contributors to any third party in connection with any Contributor Takeover Proposal and (iii) provide Dynegy with advance written notice of any scheduled meeting of the Contributors to discuss a Contributor Takeover Proposal.

(d) Except with respect to any third party making an unsolicited bona fide written Contributor Takeover Proposal that does not result from a violation of Section 7.2, during the period from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, (i) the Contributors shall not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which Contributor or Contributed Entity is a party (other than any involving Dynegy or the Dynegy Entities) and (ii) the Contributors agree to use commercially reasonable efforts to enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreements.

Section 7.3 Shareholders Meeting. Dynegy will, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special meeting of its shareholders (the “Dynegy Special Meeting”) for the purpose of securing the Required Dynegy Shareholder Vote, (ii) distribute to its shareholders the Proxy Statement/Prospectus in accordance with applicable federal and state law and its articles of incorporation and bylaws, which Proxy Statement/Prospectus will contain the recommendation of the Dynegy Board that its shareholders approve and adopt this Agreement and the Transactions, (iii) use all reasonable efforts to solicit from its shareholders proxies in favor of approval and adoption of this Agreement and the Transactions and to secure the Required Dynegy Shareholder Vote, and (iv) cooperate and consult with the Contributors with respect to each of the foregoing matters.

Section 7.4 Preparation of the Proxy/Prospectus and Registration Statement. Newco, Dynegy and the Contributors will promptly prepare and file with the SEC a preliminary version of the Proxy/Prospectus and will cooperate with each other in responding to the SEC’s comments in connection therewith and to furnish all information required to prepare the definitive Proxy/Prospectus. The date that the Registration Statement is filed with the SEC will be determined jointly by the Contributors and Dynegy. Each of the Contributors, Newco and Dynegy will use all reasonable efforts, subject to Section 7.4 of the Dynegy Disclosure Letter, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing.

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Newco will also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of the Newco Shares in the Contribution and the Merger and (i) Dynegy will furnish all information concerning Dynegy and the holders of shares of Dynegy capital stock, and (ii) the Contributors will furnish all information concerning the Contributed Entities and holders of Contributed Entity Securities as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Dynegy will cause the Proxy/Prospectus to be mailed to its shareholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, resolicit proxies. The Contributors will advise Dynegy and Newco and Dynegy and Newco will advise the Contributors, as applicable, promptly after they receive notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Newco Shares for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

Section 7.5 Affiliate Agreements; Tax Treatment.

(a) Dynegy will identify in a letter to Newco all persons who are, on the date hereof, “affiliates” of Dynegy, as the case may be, as such term is used in Rule 145 under the Securities Act. Dynegy will use its reasonable efforts to cause their respective affiliates to deliver to Newco not later than 10 days before the date of the Dynegy Special Meeting, a written agreement substantially in the form attached as Exhibit 7.5, and will use their reasonable efforts to cause persons who become “affiliates” after such date but before the Closing Date to execute and deliver these agreements at least 5 days before the Closing Date.

(b) Each party will use all commercially reasonable efforts to cause the Contributions and the Merger to qualify, and will not take, and will use all commercially reasonable efforts to prevent any subsidiary of such party from taking, any actions (including taking any positions with any taxing authority) that could prevent the Contributions and the Merger from qualifying, as an Exchange under Section 351 of the Code.

(c) Each party will use all commercially reasonable efforts to cause the Kendall Sale to qualify, and will not take, and will use all commercially reasonable efforts to prevent any subsidiary of such party from taking, any actions (including taking any positions with any taxing authority) that could prevent the Kendall Sale from qualifying, as a sale or exchange of the Kendall Interests under Section 1001 of the Code.

Section 7.6 Access to Information.

(a) From the date hereof to the Closing, each of Dynegy and the Contributors will, and will cause their respective subsidiaries and their and their subsidiaries’ respective officers, directors, employees, accountants, auditors, counsel, financial advisors and other agents and representatives (collectively, “Representatives”) to (i) give to the other and its Representatives reasonable access during normal business hours to the officers, employees, agents, properties, offices, plants and other facilities and to the books, personnel, Contracts and records of it and its respective subsidiaries, (ii) permit the other to make such copies and inspections thereof as the other may reasonably request, and (iii) furnish the other with such financial, trading, marketing and operating data and other information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of it and its subsidiaries, as the other and its Representatives may from time to time reasonably request; provided, however, that any access to properties of a party or its subsidiaries shall be conducted at the other party’s expense, at a reasonable time, under the reasonable supervision of the applicable party’s personnel and in such a manner as to not interfere unreasonably with the operation of the businesses of the party providing such access; provided further, that no party shall be required to provide access to any information (i) that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, (ii) that is subject to contractual prohibition against disclosure to the extent doing so would violate such prohibition and the party to such contractual prohibition has been unsuccessful in obtaining an appropriate waiver thereof after

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using its commercially reasonable efforts to obtain such waiver, or (iii) to the extent providing any such access would be in violation of any applicable Law.

(b) All such information and access shall be subject to the confidentiality agreement dated June 26, 2006 (the “Confidentiality Agreement”) among the LS Power Equity Advisors, LLC and Dynegy.

Section 7.7 Consents; Cooperation.

(a) Each party shall cooperate, and use commercially reasonable efforts, to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable, including making all filings and obtaining all Approvals and third-party consents necessary to consummate the Transactions; provided, however, that, with respect to the foregoing, (i) except as required by applicable Law or commitments under Contracts in effect as of the date hereof, the Contributors and the Contributed Entities may not consent to any action or to make or offer to make any material commitment or undertaking or incur any material liability or obligation with respect to the Contributed Entities without Dynegy’s consent, which shall not be unreasonably withheld, (ii) except as required by applicable Law or commitments under Contracts in effect as of the date hereof, Dynegy may not consent to any action or make or offer to make any material commitment or undertaking or incur any material liability or obligation with respect to any Dynegy Entity or the Contributed Entities (for periods after the Closing Date) without the Contributor’s consent, which shall not be unreasonably withheld and (iii) without limiting the generality of the foregoing, the actions of Dynegy, Contributors and the Contributed Entities and Dynegy with respect to filings, approvals and other matters pursuant to the FPA, and the HSR Act and any local, state, federal (other than the HSR Act) or, competition or premerger notification, trade regulation law, regulation or order or foreign antitrust statute, antitrust law, antitrust regulation or antitrust rule applicable to the Contributed Entities or Dynegy, and rules and regulations thereunder (“Other Regulations”) shall also be governed by Section 7.7(b)-(e). Without limiting the generality of the foregoing and except as required to consummate the Transactions, Dynegy will not, and agrees to cause its subsidiaries not to, take any action, including incurring any Debt, issuing any capital stock or acquiring (including by merger, consolidation or acquisition of stock or assets) or disposing of any assets or securities, in each case that would reasonably be expected to have an adverse effect on the receipt or timing of receipt of any Required Approval.

(b) The Contributors and Dynegy shall file with (i) the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), the notification and report form required for the Transactions and any supplemental information requested in connection with such notification and report form pursuant to the HSR Act, (ii) the FERC, all necessary applications, notices, petitions and filings, to effect FERC approval (a) of the Transactions pursuant to Section 203 of the FPA and (b) of a change of status filing on behalf of Newco subsidiaries with market-based rate authority pursuant to 18 C.F.R. Section 35.27(c) and (iii) any other applicable Governmental Authority, all filings, reports, information and documentation required for the consummation of the Transactions under the Other Regulations. The Contributors and Dynegy shall furnish to each other’s counsel such necessary information and reasonable assistance as the other party may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act, FPA and Other Regulations. The Contributors and Dynegy shall consult with each other as to the appropriate time of making such filings and submissions and shall use commercially reasonable efforts to make such filings and submissions at the agreed upon time.

(c) The Contributors and Dynegy shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and other governmental or regulatory entities and shall comply promptly by responding to any such inquiry or request.

(d) The Contributors and Dynegy shall use commercially reasonable efforts to vigorously defend, lift, mitigate and rescind the effect of any Action materially and adversely affecting this Agreement or the ability of the parties to consummate the transactions contemplated by this Agreement, including promptly appealing any adverse Order.

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(e) The Contributors and Dynegy shall take any and all steps necessary (other than the disposition of assets) to avoid or eliminate each and every impediment under the HSR Act and any Other Regulations that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible.

(f) With respect to any agreements for which any required Approval or third-party consent is not obtained before the Closing Date, as applicable, the Contributors and Dynegy will each use commercially reasonable efforts to obtain any such consent or approval after such date until such consent or approval has been obtained.

(g) The Contributors and Dynegy shall keep each other reasonably apprised of the status of matters relating to the completion of the Transactions and shall promptly furnish the other with copies of all notices or other communications received by them or their Representatives from any third party and/or any Governmental Authorities with respect to the Transactions. The Contributors and Dynegy shall promptly furnish to each other such necessary information and reasonable assistance as the other may request in connection with the foregoing and shall promptly provide counsel for the other with copies of all filings made by the other, and all correspondence between them and their subsidiaries (and their respective Representatives) with any Governmental Authority and any other information supplied by them (and their respective Representatives) to a Governmental Authority in connection herewith and the Transactions. The Contributors and Dynegy shall, subject to applicable Law, permit counsel for the other reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication by the other or any of its subsidiaries to any Governmental Authority. The Contributors and Dynegy agree not to participate, or to permit any of their respective subsidiaries to participate, in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection herewith or the Transactions unless they consult with the others in advance and, to the extent not prohibited by such Governmental Authority, give the others and their counsel the opportunity to attend and participate.

Section 7.8 Credit Facilities and Letters of Credit. The Contributors and Dynegy shall cooperate and use their commercially reasonable efforts to (i) permit a Dynegy Entity or a Contributed Entity to assume, guarantee, replace or modify as appropriate the letters of credit listed in Section 3.3 of the LS Disclosure Letter (the “Letters of Credit”) and (ii) avoid defaults under any Debt Contract listed in Section 7.8 of the LS Disclosure Letter, including taking the measures and actions described in Section 7.8 of the LS Disclosure Letter; provided that in the case of clause (i) the Letters of Credit may only remain outstanding if the obligations of each Contributor and its Affiliates (other than Newco and its Subsidiaries after the Effective Time) have been assumed by a Dynegy Entity or a Contributed Entity. Each party at the reasonable request of the other shall execute and deliver, or cause to be executed and delivered, such agreements and other instruments as any party reasonably may request as necessary, proper or advisable to effect or evidence clauses (i) and (ii) above.

Section 7.9 Commercially Reasonable Efforts. Each party shall cooperate, and use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the Closing set forth in Article VIII to be satisfied and to consummate the Transactions. Without limiting the foregoing, after the Closing, each party at the reasonable request of the other shall execute and deliver, or cause to be executed and delivered, such assignments, deeds, bills of sale and other instruments of transfer as any party reasonably may request as necessary, proper or advisable to effect or further evidence the Transactions.

Section 7.10 Public Announcements. Before the Closing, except as otherwise agreed to by the parties, the parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the Transactions, except as described in the following sentence and in the reasonable judgment of the party may be required by applicable Law (including in connection with regulatory proceedings) or in connection with its obligations as a publicly-held, NYSE-listed company, in which case the parties will use their commercially reasonable efforts to reach mutual agreement as to the language of any such report, statement

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or press release. Upon the execution of this Agreement and upon the Closing, the parties will mutually agree upon the form and issuance of a joint press release with respect to this Agreement and the Transactions.

Section 7.11 Directors’ and Officers’ Indemnification. Each of the Development Master LLC Agreement and the Development Services LLC Agreement, following the Closing Date shall contain the provisions regarding liability of managers and indemnification of managers and officers that are set forth in the Development Master LLC Agreement and the Development Services LLC Agreement, as applicable, and shall provide indemnification with respect to claims arising from facts or events that occurred before the Closing Date to the fullest extent permitted by and in accordance with the Delaware Limited Liability Company Act, and other applicable Law from time to time (including with respect to the advancement of expenses), which provisions shall not be amended, repealed or otherwise modified for six years from the Closing Date in any manner that would affect adversely the rights thereunder of individuals who at or at any time before the Closing Date were managers or Contributed Entity Employees covered under such Development Master LLC Agreement and the Development Services LLC Agreement, as applicable.

Section 7.12 Listing of Newco A Shares. Newco shall use its commercially reasonable efforts to cause the Newco A Shares to be issued hereunder to be approved for listing on the NYSE, subject to official notice of issuance, before the Closing Date.

Section 7.13 Tax Matters.

(a) The Contributors shall prepare and file, or cause to be prepared and filed, any Tax Returns of the Contributed Entities for any taxable period ending on or before the Closing Date except for the property Tax Returns described in clause (ii) below. Dynegy shall prepare and file, or cause to be prepared and filed, (i) any other Tax Returns of the Contributed Entities for any taxable period ending after the Closing Date and (ii) any property Tax Returns due on or after the Closing Date. The federal partnership income Tax Return for the Contributed Entities for the taxable period ending on the Closing Date shall include an election under Section 754 of the Code, and the Contributors shall afford Dynegy an opportunity to review the applicable portion of such Tax Returns before filing such Tax Returns solely so that Dynegy can determine whether such required elections have been properly made. Dynegy agrees to cooperate with the Contributors, and the Contributors agree to cooperate with Dynegy, to provide any assistance (including signing Tax Returns) or information reasonably requested by the Contributors or Dynegy, as the case may be, to prepare such Tax Returns.

(b) All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, resulting directly from the Contribution (the “Transfer Taxes”), shall be paid by Newco.

Section 7.14 Use of Certain Names. (a) Within 60 days following Closing, Newco shall cause the Contributed Entities to cease using the words “LSP,” “LS Power”, “LS” and any word or expression similar thereto or constituting an abbreviation or extension thereof (the “Seller Marks”), including eliminating the Seller Marks from the Contributed Entities and disposing of any unused stationery and literature of the Contributed Entities bearing the Seller Marks, and thereafter, Newco shall not, and shall cause the Contributed Entities and their Affiliates (other than the Contributors) not to, use the Seller Marks or any logos, trademarks, trade names, patents or other Intellectual Property rights belonging to the Contributors or any Affiliate (other than Newco and its Affiliates) thereof, and Newco acknowledges that it, its Affiliates (other than the Contributors) and the Contributed Entities have no rights whatsoever to use such Intellectual Property. Without limiting the foregoing:

(b) Within three Business Days after the Closing Date, Newco shall cause each Contributed Entity whose name contains any Seller Marks to change its name to a name that does not contain any of the Seller Marks.

(c) Within 45 days after the Closing Date, Newco shall provide evidence to the Contributors, in a format that is reasonably acceptable to the Contributors, that Newco has made all governmental filings

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required pursuant to clause (a) above and has provided notice to all applicable Governmental Authorities and all counterparties to the contracts of the Contributed Entities and the new addresses of the applicable Contributed Entity for notice purposes.

Section 7.15 Excluded Items. Notwithstanding anything in this Agreement to the contrary, Dynegy and the Contributors agree that the Contribution shall exclude those items listed in Section 7.15 of the LS Disclosure Letter (the “Excluded Items”), the Contributors shall retain all benefits and liabilities with respect to the Excluded Items, and the Contributors shall, prior to the Closing Date, use commercially reasonable efforts to cause the Contributed Entities to distribute, transfer or assign each Excluded Item to the Contributors. Dynegy acknowledges that the inability of the Contributors to have any Excluded Item distributed, transferred or assigned from the Contributed Entities for any reason shall not delay Closing and any Excluded Item that the Contributors are unable to so distribute, transfer or assign by the Closing shall be referred to as a “Non-Transferred Excluded Item.” After the Closing Date with respect to each Non-Transferred Excluded Item, Newco shall permit the Contributors to exclusively direct and manage the Contributed Entities’ participation in all negotiations, arbitrations, litigation, claims, and/or bankruptcy or other proceedings involving such Non-Transferred Excluded Item, whether existing on the Closing Date or arising thereafter. Newco shall also permit the Contributors to settle or compromise on behalf of the Contributed Entities any Non-Transferred Excluded Item in the Contributors’ sole discretion, and shall promptly pay the Contributors any proceeds or recoveries received in connection with any Non-Transferred Excluded Item. Newco shall, at the Contributors’ expense: (a) cause any Person under its control with knowledge of relevant facts pertaining to any Non-Transferred Excluded Item to provide assistance to the Contributors as reasonably requested by the Contributors; and (b) provide any relevant books, records, or other information of the Contributed Entities to the Contributors and access to the Contributed Entities, as reasonably requested by the Contributors, in connection with any Non-Transferred Excluded Item.

Section 7.16 Preservation of Books and Records. The parties agree that each of them shall preserve and keep the records held by them relating to Contributed Entities for the longer of (i) four years following the Closing Date and (ii) such longer period as required under applicable Law, and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims relating to Actions with respect to such party or its subsidiaries to enable a party to comply with its respective obligations under the Transaction Documents. If a party wishes to destroy such records within four years after the Closing Date, such party shall first give 90 days’ prior written notice to the other and such other party may, at its option and expense, within 90 days of receipt of such notice, take possession of the records.

Section 7.17 Employee and Employee Benefit Matters.

(a) The Contributors have provided Dynegy with (i) a list of all of the current employees of such Contributed Entity and (ii) a list of employees employed by the Contributors or their affiliates that the Contributors or their affiliates will make available to Dynegy to discuss potential employment with Newco or its affiliates. (The employees described in this Section 7.17(a) are referred to as the “Available Employees”).

(b) Within 15 business days following the execution of this Agreement, the Contributors will provide Dynegy with such employee information as is reasonably requested by Dynegy relating to each Available Employee, including, but not limited to, such employee’s name, job title, work location, compensation, benefits and whether such employee is covered by a collective bargaining agreement or other agreement with any labor representative.

(c) Within 45 days after the execution of this Agreement: (i) Dynegy shall make offers of employment to a list of the Available Employees that have been agreed between Dynegy and the Contributors, to be employed after the Effective Time by Newco or its affiliates, and such offer shall include such terms, conditions and provisions as are determined by Dynegy, in its sole discretion; provided that Dynegy shall provide the Contributors with copies of all such offers at least five business days prior to making each such

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offer, and (ii) Dynegy shall provide the Contributors with a list of the Available Employees to whom it has made offers of employment. Within 90 days after the execution of this Agreement, Dynegy shall notify the Contributors as to (i) each Available Employee who has indicated an intent to accept employment with Newco or any of its affiliates (which acceptance may be conditioned upon the occurrence of the Closing and other typical hiring policies), and (ii) each Available Employee who has rejected the offer of employment. The employment of each Available Employee with Newco or its affiliates shall be effective as of the Effective Time. (Each Available Employee who becomes employed by Newco or its affiliates in accordance with this Section 7.15(c) is referred to as a “Continued Employee”). Subject to the terms of any employment agreement applicable to any Continued Employee, all Continued Employees shall be at-will employees of Dynegy.

(d) Prior to the Closing Date, each Available Employee, who is employed by any Contributed Entity and who has not received or accepted an offer of employment in accordance with Section 7.17(c), shall be terminated from such employment or such employment shall be transferred to a Contributor, and the Contributors shall be solely responsible and liable for all claims, obligations, costs and liabilities, including all compensation, benefit and severance payments, related to such employee.

(e) Subject to the rights of a Continued Employee under any Contributed Entity Plan, immediately prior to the Effective Time, the Continued Employees shall cease participation in all Contributed Entity Plans. Neither Dynegy nor Newco shall assume any of the Contributed Entity Plans or have any liability or other obligations relating thereto.

(f) From and after the Effective Time, Newco shall cause each Continued Employee to be provided with compensation and benefits on a basis substantially similar to those provided to similarly situated employees of Newco and its subsidiaries.

(g) Immediately prior to the Effective Time, the Contributors shall transfer or cause to be transferred, to a Contributor, the sponsorship of all Contributed Entity Plans and all similar plans or arrangements maintained by any Contributed Entity, and the Contributors shall assume or retain, as applicable, all liabilities and other obligations under or relating to such Contributed Entity Plans. In addition, immediately prior to the Effective Time, the Contributors shall cause the withdrawal from participation by any Contributed Entity in any Contributed Entity Plan that is not maintained by any Contributed Entity, and the Contributors shall assume or retain, as applicable, all liabilities and other obligations under or relating to such plans and the termination of participation therein.

(h) Nothing in this Agreement shall be deemed to confer upon any person (nor any beneficiary thereof) any rights under or with respect to any plan, program, or arrangement described in or contemplated by this Agreement, and each person (and any beneficiary thereof) shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

Section 7.18 Transition Services Agreement.

Prior to the Closing Date, the Contributors and Dynegy shall enter into a transition services agreement, upon mutually agreeable and reasonable terms, that shall provide, for a period of not to exceed one year following the Effective Time, upon the request from time to time from Newco or its affiliates, that the Contributors and their affiliates provide or cause to be provided those services to Newco or its affiliates that were formerly provided to the Contributed Entities by employees of the Contributors or their affiliates (but the Contributors shall have no obligation to provide any such services that were provided prior to the Effective Time by a Continued Employee).

Section 7.19 Griffith Transactions.

The parties will effect the following transactions: (1) prior to the Closing, Newco will form a new Delaware limited liability company (“Griffith Holdings”), (2) immediately prior to the Closing, Griffith Holdings will issue to Newco a senior secured debt instrument having terms substantially consistent with the terms set forth in

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Exhibit B (the “Griffith Debt”) in exchange for a commitment by Newco to deliver to Griffith Holdings, immediately after the Closing, the Southwest Interests (as defined below), (3) simultaneous with the Closing, Newco will transfer to the applicable Contributors the Griffith Debt in partial consideration for the indirect contribution to Newco of the Southwest Interests and (4) immediately after the Closing, Newco shall contribute 50% of its ownership interests in Southwest Power Partners, LLC (such 50% interest, the “Southwest Interest”) to Griffith Holdings in satisfaction of the commitment described above. The transactions described in clauses (1) through (3) are referred to as the “Griffith Transactions”.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE FORMATION TRANSACTIONS

Section 8.1 Conditions to Dynegy’s and Contributors’ Obligations to Consummate the Formation Transactions. The respective obligations of Dynegy and the Contributors to consummate the Formation Transactions are subject to the satisfaction on or before the Closing Date of each of the following conditions:

(a) No Law or Order shall exist or shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits or makes illegal the consummation of the Formation Transactions.

(b) Any waiting period applicable to the Formation Transactions under the HSR Act shall have expired or been terminated.

(c) The FERC shall have approved (i) the parties’ joint application for approval of the Transactions and/or transactions occurring in conjunction therewith under Section 203 of the FPA and (ii) the change of status filing on behalf of Newco’s subsidiaries with market-based rate authority pursuant to 18 C.F.R. Section 35.27(c).

(d) All approvals necessary for consummation of the Transactions under New York law shall have been obtained, excluding any approvals required pursuant to Environmental Laws or Environmental Permits.

(e) The Required Dynegy Shareholder Vote shall have been obtained.

(f) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose will be pending before or threatened by the SEC.

(g) The Newco A Shares to be issued hereunder shall have been approved for listing on the NYSE, subject to official notice of issuance.

(h) Each of the Development Master Agreement and the Development Services LLC Agreement shall have been executed by the parties thereto, and such agreement shall not have been revoked, terminated or amended.

Section 8.2 Further Conditions to Contributors’ Obligations. The obligations of the Contributors to consummate the Contribution is further subject to satisfaction or, if permitted by applicable Law, waiver by each Contributor, on or before the Closing Date of each of the following conditions:

(a) Representations and Warranties of Dynegy. Each representation and warranty of Dynegy set forth in Article IV and the Newco Entities set forth in Article V shall be true and correct as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties which speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties (i) with respect to events and matters that occurred on or prior to the date hereof, shall be true and correct unless the failure or failures of all such representations and warranties to be so true and correct has an adverse effect having a value in excess of, individually or in the aggregate, $50,000,000, (ii) with respect to those made at Closing, shall be deemed to be true and correct unless the failure or failures of all such representations and

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warranties to be so true and correct, without giving effect to any qualification as to materiality or Dynegy MAE set forth in such representations or warranties, would reasonably be expected, in the aggregate, to have a Dynegy MAE and (iii) set forth in Section 4.3 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance Obligations of Dynegy and the Newco Entities. Dynegy and the Newco Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Closing.

(c) Dynegy Officer’s Certificate. The Contributors shall have received a certificate, dated the Closing Date, signed on behalf of Dynegy by either the Chief Executive Officer or Chief Financial Officer of Dynegy certifying as to the matters described in Sections 8.2(a) and 8.2(b).

(d) No Material Adverse Effect. Except as set forth in the Dynegy Disclosure Letter, since June 30, 2006, there shall not have occurred any state of facts, change, development, event, effect, condition or occurrence that has or would reasonably be expected to, individually or in the aggregate, have a Dynegy MAE.

(e) Tax Opinion. The Contributors shall have received an opinion of Cravath, Swaine & Moore LLP in form and substance reasonably satisfactory to the Contributors to the effect that the Merger and, to the extent Newco Shares are received as a result thereof, the Contributions qualify as an Exchange under Section 351 of the Code. To the extent Cravath, Swaine & Moore LLP is unable or unwilling to deliver such opinion and Dynegy is able to procure such an opinion for the benefit of the Contributors, in form and substance reasonably satisfactory to the Contributors, from a nationally recognized law firm, including Akin Gump Strauss Hauer & Feld LLP, this condition precedent shall be deemed to have been satisfied.

(f) Newco shall have amended and restated its articles of incorporation such that it is substantially in the form of the Articles of Incorporation.

(g) Newco shall have amended and restated its bylaws such that they are substantially in the form of the Bylaws.

(h) The Indentures shall have been executed by the parties thereto and such agreement shall not have been revoked, terminated or amended.

(i) Each Note required to be issued under Section 1.2 shall have been executed by the maker thereof and such Note shall not have been revoked, terminated or amended.

(j) The Letters of Credit shall have been replaced and no Contributor shall have any remaining liability with respect to such letters of credit.

(k) Dynegy and Newco shall have taken all necessary action to ensure that the composition of the board of directors of Newco is in compliance with the Shareholder Agreement.

(l) The Griffith Transactions shall have occurred prior to or simultaneous with the Closing, as applicable.

Section 8.3 Further Conditions to Dynegy’s Obligations. The obligation of Dynegy to consummate the Merger shall be further subject to the satisfaction or, if permitted by applicable Law, waiver by Dynegy, on or before the Closing Date, of each of the following conditions:

(a) Representations and Warranties. Each representation and warranty of the Contributors set forth in Article II and Article III (other than Section 3.3(c)) shall be true and correct as of the Closing Date as though such representations and warranties were made on and as of such date, except for representations and warranties that speak as of an earlier date or period which shall be true and correct as of such date or period; provided, however, that for purposes of this clause, such representations and warranties (i) with respect to events and matters that occurred on or prior to the date hereof, shall be true and correct unless the failure or failures of all such representations and warranties to be so true and correct has an adverse effect having a

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value in excess of, individually or in the aggregate, $50,000,000, (ii) with respect to those made at Closing, shall be deemed to be true and correct unless the failure or failures of all such representations and warranties to be so true and correct, without giving effect to any qualification as to materiality or LS MAE set forth in such representations or warranties, would reasonably be expected, in the aggregate, to have a LS MAE and (iii) set forth in Sections 2.3 and 3.3(c)) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date.

(b) Performance Obligations of the Contributors. Each Contributor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Closing Date.

(c) Officer’s Certificate. Dynegy shall have received a certificate, dated the Closing Date, signed on behalf of each Contributor by an authorized officer of the General Partner of each such Contributor, certifying as to the matters described in Section 8.3(a) and 8.3(b).

(d) No Material Adverse Effect. Except as set forth in the LS Disclosure Letter, since June 30, 2006, there shall not have occurred any state of facts, change, development, event, effect, condition or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a LS MAE.

(e) The contributions described in the second sentence of Recital F shall have occurred.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time before the Effective Time, whether before or after this Agreement has been adopted by the Required Dynegy Shareholder Vote:

(a) by mutual written consent of the Contributors and Dynegy;

(b) by either Dynegy or the Contributors, if the Transactions have not been consummated by March 31, 2007, or such other date, if any, as Dynegy and the Contributors shall agree upon (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing and Effective Time to occur on or before such date; provided further, that (x) Contributors may extend such date to May 31, 2007 if at the initial Termination Date the only conditions in Section 8.1 and Section 8.2 not satisfied or expressly waived by Dynegy other than any condition that by its nature is to be fulfilled at Closing) are the conditions set forth in Section 8.1(b) and Section 8.1(c) and (y) Dynegy may extend such date to May 31, 2007 if at the initial Termination Date the only conditions in Section 8.1 and Section 8.3 not satisfied or expressly waived by the Contributors (other than any condition that by its nature is to be fulfilled at Closing) are the conditions set forth in Section 8.1(b) and Section 8.1(c);

(c) by either Dynegy or the Contributors, if any judgment, order, decree, statute, law, ordinance, rule, regulation or other legal restraint or prohibition having the effects set forth in Section 8.1(a) is in effect and becomes final and nonappealable;

(d) by either Dynegy or the Contributors, if at the Dynegy Shareholders Meeting (including any adjournment or postponement thereof), the Required Dynegy Shareholder Vote has not been obtained;

(e) by the Contributors or Dynegy, if the Dynegy Board makes a Change in Dynegy Recommendation;

(f) by the Contributors, if Dynegy breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.2, and

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(ii) is incapable of being cured or has not been cured by Dynegy within 30 calendar days after written notice has been given by the Contributors to Dynegy of such breach or failure to perform (“Dynegy Breach”);

(g) by the Contributors or Dynegy, if (i) with respect to such termination by Dynegy, Dynegy has not breached Section 7.1 in any material respect and (ii) the Dynegy Board (A) recommends to Dynegy’s shareholders any Dynegy Takeover Proposal or resolves to, or publicly announces an intention to, do so or (B) authorizes Dynegy, subject to complying in all material respects with the terms of Section 7.1, to enter into a binding written agreement concerning a transaction that constitutes a Dynegy Superior Proposal;

(h) by the Contributors or Dynegy, if (i) with respect to such termination by the Contributors, the Contributors have not breached Section 7.2 in any material respect and (ii) subject to complying in all material respects with the terms of Section 7.2, the Contributors enter into a binding written agreement concerning a transaction that constitutes a Contributor Superior Proposal;

(i) by Dynegy, if any of the Contributors breaches or fails to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.1 or Section 8.3, and (B) is incapable of being cured or has not been cured by the Contributors within 30 calendar days after written notice has been given by Dynegy to the Contributors of such breach or failure to perform (“Contributor Breach”); for the avoidance of doubt, the occurrence of an LS MAE between the date hereof and prior to Closing shall not be a Contributor Breach.

Section 9.2 Fees and Expenses.

(a) If this Agreement is terminated under Section 9.1(e) [Change in Dynegy Recommendation] or Section 9.1(g) [Dynegy Superior Proposal], Dynegy shall promptly, but not later than one business day after termination of this Agreement, pay the Contributors a fee in immediately available funds of $100,000,000 (the “Termination Fee”).

(b) If (A) (x) (i) a Dynegy Takeover Proposal in respect of Dynegy is publicly announced or is proposed or offered or made to Dynegy or Dynegy’s shareholders before this Agreement has been approved by the Required Dynegy Shareholder Vote and such Takeover Proposal has not been withdrawn at least five business days before the Dynegy Stockholders Meeting at which the Required Dynegy Shareholder Vote was not obtained, and (ii) this Agreement is terminated by a party under Section 9.1(d) [Failure to obtain Dynegy Shareholder Vote] or (y) unless the Registration Statement has not been declared effective by the SEC, this Agreement is terminated pursuant to 9.1(b) [Termination Date] and prior to such termination a Dynegy Takeover Proposal has been publicly announced or is proposed or offered or made to Dynegy or the Dynegy shareholders and not withdrawn prior to such termination and (B) within 12 months following such termination Dynegy shall consummate or enter into a binding written agreement with any person with respect to a transaction constituting a Dynegy Takeover Proposal (assuming for purposes of this Section 9.2(b) that the references to 20% in the definition of Takeover Proposal are 50%), Dynegy shall promptly, but not later than one business day after such consummation or, if earlier, entry into such agreement, pay the Contributors the Termination Fee.

(c) If (i) the Contributors terminate this Agreement under Section 9.1(b) [Termination Date] or Section 9.1(f) [Dynegy Breach], in either case, at a time that a Dynegy Breach exists and (ii) within 12 months following such termination Dynegy shall consummate or enter into a binding written agreement with respect to a transaction constituting a Dynegy Takeover Proposal (assuming for purposes of this Section 9.2(c) that the references to 20% in the definition of Dynegy Takeover Proposal are 50%), then Dynegy shall promptly, but not later than two business days after the occurrence of such events, pay the Contributors the Termination Fee.

(d) If (i) Dynegy terminates this Agreement under Section 9.1(b) [Termination Date] or Section 9.1(i) [Contributor Breach], in either case, at a time that a Contributor Breach exists and (ii) within 12 months following such termination the Contributors shall consummate or enter into a binding written agreement

Annex A-60

with respect to a transaction constituting a Contributor Takeover Proposal (assuming for purposes of this Section 9.2(d) that the references to 20% in the definition of Contributor Takeover Proposal are 50%), then the Contributors shall promptly, but not later than two business days after the occurrence of such events, pay Dynegy the Termination Fee.

(e) If this Agreement is terminated pursuant to Section 9.1(h), the Contributors shall promptly, but not later than one business day after termination of this Agreement, pay Dynegy the Termination Fee.

(f) Except as set forth in this Section 9.2 and Section 10.8, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Transactions are consummated; provided that (i) at any time the Termination Fee is due the person paying such Termination Fee shall reimburse the payee thereof for all Expenses incurred in connection with this Agreement and the Transactions, up to a maximum of $7,500,000 (the “Expense Fee”), unless such person has paid the Expense Fee on an earlier date and (ii) if this Agreement is terminated under Section 9.1(d) [Failure to Obtain Dynegy Shareholder Vote] Dynegy shall pay the Expense Fee to the Contributors within one business day of such termination.

Section 9.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each party. With respect to Dynegy, this Agreement may be amended by the parties, at any time before or after approval of this Agreement and the Transactions by action by or on behalf of the Dynegy Board or the Dynegy shareholders; provided, however, that after any such approval by the Dynegy shareholders, no amendment shall be made that in any way materially adversely affects the rights of such shareholders (other than a termination of this Agreement in accordance with the provisions hereof) without the further approval of such shareholders.

Section 9.4 Waiver. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived at any time before the Effective Time by any party entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement or condition shall not operate as a waiver of or estoppel with respect to any subsequent or other failure.

Section 9.5 Procedure for and Effect of Termination. In the event of termination of this Agreement and abandonment of the Transactions by any party as provided under Section 9.1, written notice thereof shall be given by a party so terminating to the other parties and this Agreement shall forthwith become void and have no effect, and the Transactions shall be abandoned without further action by parties, without any liability or obligation on the part of the parties, other than Section 7.6(b), Section 9.2, this Section 9.5, and Article X. If this Agreement is terminated under Section 9.1:

(a) each party shall redeliver, or provide evidence of the destruction of, all documents, work papers and other materials of the other parties relating to the Transactions which have not been consummated as of the date of termination, whether obtained before or after the execution of this Agreement, to the party furnishing the same, and all confidential information received by any party hereto with respect to the other party shall be treated in accordance with the Confidentiality Agreements and Section 7.6(b);

(b) all filings, applications and other submissions made pursuant hereto shall, to the extent practicable, be withdrawn from the Governmental Authority or other person to which made, to the extent the applicable transaction has not been consummated; and

(c) there shall be no liability or obligation under this Agreement on the part of any party or any of its respective Representatives, except that nothing contained in this Section 9.5 shall relieve any party from liability for its intentional breach of representations, warranties, covenants or agreements set forth in this Agreement; and except that the obligations provided for in Section 7.6(b), Section 9.2, this Section 9.5 and Article X shall survive any such termination.

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ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 Representations, Warranties and Covenants. All representations and warranties in Articles II-V of this Agreement or in any instrument delivered pursuant to this Agreement shall not survive and shall terminate at the Closing Date or, subject to Section 9.5(c), upon termination of this Agreement under Article IX, as the case may be. Notwithstanding the foregoing, if the Closing occurs, the representations and warranties contained in Section 2.3 and the penultimate sentence of Section 3.8 shall survive Closing. All covenants in Article VI and Article VII of this Agreement or in any instrument delivered pursuant to this Agreement shall not survive and shall terminate at the Closing Date or, subject to Section 9.5(c), upon termination of this Agreement under Article IX, as the case may be. Notwithstanding the foregoing, the covenants contained in the following Sections shall survive Closing: 7.5(b), 7.5(c), 7.6(b), last sentence of 7.9, 7.11, 7.13, 7.14, 7.15, 7.16, 7.17(d), 7.17(e) 7.17(f), 7.17(g) and clause (4) of 7.19.

Section 10.2 Entire Agreement; Assignment. The Transaction Documents (including the LS Disclosure Letter and Dynegy Disclosure Letter), the Schedules, Annex and Exhibits hereto, (a) constitute the entire agreement among the parties concerning the subject matter of this Agreement and supersede other prior agreements and understandings, both written and oral, among the parties concerning the subject matter of the Transaction Documents, and (b) shall not be assigned, by operation of Law or otherwise, by a party, without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.

Section 10.3 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement which is manifestly unjust.

Section 10.4 Notices. Unless otherwise provided in this Agreement, all notices and other communications under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service. Such notices and communications shall be sent to the appropriate party at its address or facsimile number given below or at such other address or facsimile number for such party as shall be specified by notice given under this Agreement (and shall be deemed given upon receipt by such party or upon actual delivery to the appropriate address, or, in case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip that the number of pages constituting the notice have been transmitted without error; in the case of notices sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for below; provided, however, that such mailing shall in no way alter the time at which the facsimile notice is deemed received):

(a)	if to any Contributor, to

    LS Power Development, LLC

    1700 Broadway

    35th Floor

    New York, NY 10019

    Attention: Senior Counsel

    Telecopy: (212) 615-3440

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    with a copy (which shall not constitute notice) to

    Cravath, Swaine & Moore LLP

    Worldwide Plaza

    825 Eighth Ave.

    New York, NY 10019

    Fax: (212)

    Attention: Ronald Cami

(b)	if to Dynegy or to any Newco Entity, to

    Dynegy Inc.

    1000 Louisiana, Suite 5800

    Houston, TX 77002

    Attention: General Counsel

    Telecopy: (713) 507-6808

    with a copy (which shall not constitute notice) to

    Akin Gump Strauss Hauer & Feld LLP

    1111 Louisiana St.

    44th Floor

    Houston, Texas 77002

    Fax: (713) 236-0822

    Attention: Julien R. Smythe

Section 10.5 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. All Actions arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in Delaware, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such Action and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Action. Each party irrevocably consents to the service of any and all process in any such Action by the mailing of copies of such process to such party at its address specified in Section 10.4. The parties agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Nothing in this Section 10.5 shall affect the right of any party to serve legal process in any other manner permitted by Law. The consents to jurisdiction set forth in this Section 10.5 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 10.5 and shall not be deemed to confer rights on any person other than the parties. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.6 Descriptive Headings. The table of contents and descriptive headings used in this Agreement are inserted for convenience of reference only and shall in no way be construed to define, limit, describe, explain, modify, amplify, or add to the interpretation, construction or meaning of any provision of, or scope or intent of, this Agreement nor in any way affect this Agreement.

Section 10.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but any of which together shall constitute one and the same instrument.

Section 10.8 Fees and Expenses. If this Agreement and the Transactions are not consummated, except as expressly provided for in Section 9.2(e), each party shall bear, solely and entirely, all Expenses incurred by such

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party; provided, however, all Expenses related to preparing, printing, filing and mailing the Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement/ Prospectus and the HSR Act shall be paid by Dynegy. If this Agreement and the Transactions are consummated, Newco will pay all the Expenses of the Contributors and the Contributed Entities not to exceed $10,000,000, and none of the Contributors shall have any liability for, or be required to pay, any Expenses, except for their Expenses that exceed $10,000,000. Each of the Contributors, severally and not jointly, on the one hand, and Dynegy, on the other hand, shall indemnify and hold harmless the other party from and against any and all claims or liabilities for financial advisory and finders’ fees incurred because of any action taken by or on behalf of such party or otherwise arising out of the Transactions by any person claiming to have been engaged by such party. As used in this Agreement, the term “Expenses” means all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of the Transactions and the remarketing of the Notes and the Griffith Debt (in each case, subject to reasonable documentation).

Section 10.9 Interpretation.

(a) If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. When a reference is made in this Agreement to Sections, Schedules or Exhibits, such reference shall be to a Section, Schedule or Exhibit of this Agreement, respectively, unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. References to a person are also to its permitted successors and assigns. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b) For this Agreement, the term: (i) “affiliate” means, unless otherwise indicated, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the person specified; (ii) “person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, representative office, branch, Governmental Authority or other similar entity; and (iii) “subsidiary” means, with respect to any person, any other person of which such person (either alone or through or together with any other subsidiary(ies)) owns, directly or indirectly, 50% or more of the outstanding equity securities or securities carrying 50% or more of the voting power in the election of the board of directors or other governing body of such person. For purposes of determining whether a person is a subsidiary of any Contributor or the First Tier Contributed Entities, the ownership of such person shall be determined by combining the ownership of all of the Contributors or First Tier Contributed Entities, as the case may be, and all entities in which they directly or indirectly own an equity interest.

Section 10.10 Third-Party Beneficiaries. This Agreement is solely for the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or because of this Agreement.

Section 10.11 Specific Performance. The parties agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or in equity.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first above written.

DYNEGY ACQUISITION, INC.

By:	/S/ LYNN A. LEDNICKY
Name: Lynn A. Lednicky
Title: Executive Vice President

FALCON MERGER SUB CO.

By:	/S/ LYNN A. LEDNICKY
Name: Lynn A. Lednicky
Title: Executive Vice President

DYNEGY INC.

By:	/S/ LYNN A. LEDNICKY
Name: Lynn A. Lednicky
Title: Executive Vice President

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CONTRIBUTORS:

LSP GEN INVESTORS, L.P.

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

LS POWER PARTNERS, LP

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

LS POWER EQUITY PARTNERS PIE I, L.P.

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

LS POWER EQUITY PARTNERS, L.P.

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

LS POWER ASSOCIATES, L.P.

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

Annex A-66

Form of Affiliate Agreement

Ladies and Gentlemen:

Reference is made to Plan of Merger and Contribution Agreement (the “Merger Agreement”), dated as of September 14, 2006, by and among Dynegy Acquisition, Inc., a Delaware corporation (“Newco”), Falcon Merger Sub Co., an Illinois corporation and a wholly owned subsidiary of Newco (“Merger Sub”), LSP Gen Investors, LP, a Delaware limited partnership (“Gen Investors”), LS Power Partners, LP, a Delaware limited partnership, (“LS GP”), LS Power Equity Partners PIE I, L.P., a Delaware limited partnership (“PIE”), LS Power Equity Partners, L.P. (“Equity Partners”), LS Power Associates, L.P., a Delaware limited partnership (“Associates” and, together with Gen Investors, LS GP, PIE and Equity Partners, the “Contributors”), and Dynegy Inc., an Illinois corporation (“Dynegy”), pursuant to which, among other things, Dynegy and Merger Sub shall merge. Pursuant to the terms and conditions of the Merger Agreement, upon consummation of the transactions contemplated thereby, each share of Class B Common Stock, no par value per share, of Dynegy owned by the undersigned as of the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive a certain number of shares of the Class A Common Stock, par value $.01 per share, of Newco (the “Newco Common Shares”).

The undersigned understands that it may be deemed to be an “affiliate” of Newco for purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the “Act”). The undersigned is delivering this letter of undertaking and commitment pursuant to Section 7.5 of the Merger Agreement.

With respect to such Newco Common Shares the undersigned may receive under the Merger Agreement (the “Shares”), the undersigned represents to and agrees with Newco that:

A. The undersigned shall not make any offer to sell or otherwise dispose of all or any part of the Shares in violation of the Act or the rules and regulations thereunder, including Rule 145, and shall hold all the Shares subject to all applicable provisions of the Act and the rules and regulations thereunder.

B. The undersigned has been advised that the offering, sale and delivery of the Shares to the undersigned pursuant to the Merger Agreement shall be registered under the Act on a Registration Statement on Form S-4. The undersigned has also been advised, however, that, since the undersigned may be deemed an “affiliate” of Dynegy, any reoffering or resale by the undersigned of any of the Shares shall, under current law, require either (i) the further registration under the Act of such reoffering or resale, (ii) compliance with Rule 145 promulgated under the Act (permitting limited sales under certain circumstances) or (iii) the availability of another exemption from registration under the Act.

C. The undersigned also understands that, if Newco should deem it necessary to comply with the requirements of the Act, stop transfer instructions will be given to its transfer agents with respect to the Shares and that there will be placed on the certificates for the Shares, or any substitutions therefor, a legend stating in substance:

“The securities represented by this certificate were issued in a transaction under Rule 145 promulgated under the Securities Act of 1933, as amended (the “Act”), and may be sold, transferred or otherwise disposed of only upon receipt by the Corporation of an opinion of counsel acceptable to it that the securities are being sold in compliance with the limitations of Rule 145 or that some other exemption from registration under the Act is available, or pursuant to a registration statement under the Act.”

It is understood and agreed that the legend set forth above shall be removed by delivery of substitute certificates without such legend and/or any stop transfer instructions will be lifted if (A) one year (or such other period as may be required by Rule 145(d)(2) or any successor thereto) shall have elapsed from the date on which the undersigned acquired the Shares received in the Merger and the provisions of Rule 145(d)(2) (or any successor thereto) are then available to the undersigned, (B) two years (or such other period as may be required by Rule 145(d)(3) or any successor thereto) shall have elapsed from the date the undersigned acquired the Shares

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received in the Merger and the provisions of Rule 145(d)(3) (or any successor thereto) are then available to the undersigned, (C) the undersigned shall have delivered to Newco a copy of a “no-action” letter or interpretative letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Newco, to the effect that such legend is not required for purposes of the Act or (D) the undersigned transfers the Shares in an offering registered under the Act.

Execution of this letter shall not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of Newco for purposes of Rule 145 under the Act or as a waiver of any rights the undersigned may have to any claim that the undersigned is not such an affiliate on or after the date of this letter.

Very truly yours,

Signature

Name

Date

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CONFIDENTIAL DISCLOSURE SCHEDULES

Dynegy

Section 4.3(a)	Capitalization
Section 4.3(b)	Direct or Indirect Equity Interests Held By the Dynegy Entities
Section 4.3(c)	Certain Debt Instruments
Section 4.4	Consents and Approvals; No Violations
Section 4.7	Absence of Certain Changes
Section 4.10(a)	List of Employee Benefit Plans
Section 4.10(b)	Dynegy Plan Qualification
Section 4.10(e)	Post-Employment/Retirement Benefits
Section 4.10(f)	Plan Terminations, Reportable Events, PBGC/DOL Proceedings and Matters
Section 4.10(g)	ERISA Prohibited Transactions/Fiduciary Duty Breaches
Section 4.10(h)	Severance and Compensation Acceleration/Vesting Matters
Section 4.11	Labor and Employment Matters
Section 4.12(b)	Taxes
Section 4.12(c)	Taxes—Liability For Taxes of Other Persons
Section 4.12(f)	Listed Transactions
Section 4.12(g)	Taxes—Jurisdictions
Section 4.13	Environmental Matters
Section 4.14(a)	Contracts
Section 4.14(c)	Contracts Breaches, Defaults, Etc.
Section 4.21	Insurance
Section 6.2	Exceptions to Dynegy Post-Signing Operating Carveouts
Section 8.2(d)	Material Adverse Developments

LS Contributing Entities

Section 1.2	The Contributions and Kendall Sale
Section 2.3	Ownership of Equity Interests
Section 2.4	Consents
Section 2.6	Brokers
Section 3.3	Capitalization
Section 3.4	Required Approvals
Section 3.5	Financial Statements
Section 3.6	Undisclosed Liabilities
Section 3.7	Major Events out of Ordinary Course
Section 3.8	Litigation
Section 3.9	Compliance with Law
Section 3.10	ERISA Matters
Section 3.11	Labor and Employment Matters
Section 3.12	Tax
Section 3.13	Environmental
Section 3.14	Contracts
Section 3.16	Affiliate Transactions
Section 3.21	Development Entities Permits & Contracts
Section 3.22	Insurance
Section 6.1	Conduct of Business
Section 7.8	Credit Facilities and Letters of Credit
Section 7.15	Excluded Items
Section 7.19	Griffith Transaction

Annex A-69

ANNEX B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

DYNEGY INC.

THE UNDERSIGNED, acting as the incorporator of a corporation under and in accordance with the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended from time to time (the “DGCL”), hereby adopts the following Certificate of Incorporation for such organization.

ARTICLE 1

The name of the corporation is Dynegy Inc. (the “Corporation”).

ARTICLE 2

Registered Agent:	CT Corporation System
Registered Office:	c/o CT Corporation System
1209 Orange Street
Wilmington, DE 19801
New Castle County

ARTICLE 3

Purpose or purposes for which the Corporation is organized:

To engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE 4

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the “Board”). In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation (as amended from time to time, the “Certificate”) or the Bylaws (as amended from time to time, the “Bylaws”) of the Corporation, the directors are hereby empowered to amend the Bylaws (subject to the terms thereof) and to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

ARTICLE 5

Section 5.1 Authorized Shares

Class	Par Value Per Share	Number of Authorized Shares
Class A Common	$0.01	2,100,000,000
Class B Common	$0.01	850,000,000
Preferred	$0.01	100,000,000

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Section 5.2 Preferred Stock

(a)	The total number of shares of preferred stock that the Corporation shall have authority to issue is 100,000,000, $0.01 par value per share (the “Preferred Stock”).

(b)	Authority is hereby expressly vested in the Board to divide, and to provide for the issue from time to time of, the Preferred Stock in series and to fix and determine as to each such series:

(i)	the designation of, and the number of shares to be issuable in, such series;

(ii)	the rights in respect of dividends for the shares for such series;

(iii)	the consideration for which, and the terms and conditions on which, such shares may be redeemed;

(iv)	the amount payable upon each of such shares in the event of involuntary dissolution of the Corporation;

(v)	the amount payable upon each of such shares in the event of voluntary dissolution of the Corporation;

(vi)	sinking fund provisions, if any, for the redemption or purchase of such shares (the term “sinking fund,” as used herein, including any analogous fund, however designated);

(vii)	if such shares are to be issued with the privilege of conversion into shares of the Common Stock (as defined in Section 5.3) or other securities, the terms and conditions on which such shares may be so converted; and

(viii)	the voting rights or the grant of special voting rights, provided that the voting rights of such Preferred Stock are no greater in proportion than to the economic interest of such shares.

In all other respects the shares of Preferred Stock of all series shall be identical.

(c)	Additional series of Preferred Stock may be issued pursuant to designation by resolution of the Board and such series may have preferences which are junior to, pari passu with or superior to an outstanding series of Preferred Stock created by designation without any vote of such outstanding series of Preferred Stock unless the designation or terms of the outstanding series of Preferred Stock expressly provide otherwise.

(d)	So long as any shares of any series of the Preferred Stock established by resolution of the Board shall be outstanding, such resolution shall not be amended so as to adversely affect any of the preferences or other rights of the holders of the shares of such series of the Preferred Stock without the affirmative vote or the written consent of the holders of at least a majority of the shares of such series of the Preferred Stock outstanding at the time or as of a record date fixed by the Board, but such resolution may be so amended with such vote or consent.

Section 5.3 Common Stock

(a)	The total number of shares of common stock that the Corporation shall have authority to issue is 2,950,000,000 of which (i) 2,100,000,000 shares shall be shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and (ii) 850,000,000 shares shall be shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”).

(b)	Except as contemplated by this Section 5.3, each outstanding share of Common Stock shall entitle the holder thereof to one vote (and not more than one vote) on each matter submitted to a vote at a meeting of holders of Common Stock.

(c)	Except as otherwise set forth in this Section 5.3, the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the Class A Common Stock and Class B Common Stock shall be identical in all respects.

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(d)	Dividends

Subject to the rights of the holders of Preferred Stock of any series that may be issued from time to time, and any other provisions of this Certificate, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation (other than Common Stock) or property of the Corporation as may be declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in all such dividends and other distributions. In the case of dividends or other distributions payable in Common Stock, including distributions pursuant to reclassifications, stock splits or divisions of Common Stock, only shares of Class A Common Stock shall be paid or distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be paid or distributed with respect to Class B Common Stock. The number of shares of Class A Common Stock and Class B Common Stock so distributed on each share shall be equal in number. Neither the shares of Class A Common Stock nor the shares of Class B Common Stock may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

(e)	Voting

(i)	Except as may be otherwise required by law or by this Section 5.3(e), the holders of the Class B Common Stock shall vote together with the holders of the Class A Common Stock as a single class on every matter coming before any meeting of the stockholders or otherwise to be acted upon by the stockholders, subject to any voting rights which may be granted to holders of any other class or series of Preferred Stock. Notwithstanding the foregoing, so long as any Class B Common Stock is outstanding, in addition to any vote required by law:

(A)	the affirmative vote of a majority of the shares of Class B Common Stock outstanding, voting as a separate class, and the affirmative vote of a majority of all shares of Common Stock, voting together as a single class, shall be required to (1) amend any provision of this Section 5.3(e)(i) relating to the Common Stock or (2) amend (A) Section 7 of Article III of the Bylaws or (B) Article X of the Bylaws;

(B)	the affirmative vote of a majority of the shares of Class A Common Stock outstanding, voting as a separate class, and the affirmative vote of a majority of all shares of Common Stock outstanding, voting together as a single class, shall be required to adopt any agreement of merger or consolidation if a party thereto is a member of the Class B Control Group or an Affiliate thereof.

(ii)

So long as any share of Class B Common Stock is outstanding, the Board shall consist of eleven members, unless increased pursuant to the terms of one or more series of Preferred Stock that may be outstanding from time to time. After all shares of Class B Common Stock have been converted into shares of Class A Common Stock, the number of directors of the Corporation, other than those who may be elected by the holders of one or more series of Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of all of the members of the Board at such time. Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. So long as the holders of the Class B Common Stock (the “Class B Holders”) collectively own of record shares of Class B Common Stock representing greater than or equal to 10% of the total outstanding shares of Common Stock, the Class B Holders, as such holders, shall be entitled to vote as a separate class for the election of (i) three directors of the Corporation, at any time when the Class B Holders collectively own of record shares of Class B Common Stock representing greater than or equal to 30% of the total outstanding shares of Common Stock or (ii) two directors of the Corporation, at any time when the Class B Holders collectively own of record shares of Class B Common Stock representing less than 30%, but greater than or equal to 10%, of the total outstanding shares of Common Stock (the directors of the Corporation so

Annex B-3

elected by the Class B Holders, the “Class B Directors”). The Class B Holders shall not be entitled to vote (whether as a separate class or otherwise) for any other directors of the Corporation at any time when the Class B Holders have the right to vote for Class B Directors pursuant to this Section 5.3(e)(ii). Absent written notification to the Class B Holders by the Corporation on the later of (x) 20 days before the filing of definitive proxy material with respect to the Corporation with the U.S. Securities and Exchange Commission (the “SEC”) and (y) ten days after the filing of a Schedule 13D or Schedule 13G with the SEC by the Class B Holders, the percentage of the total outstanding Common Stock held by the Class B Holders as reported in their most recent Schedule 13D or Schedule 13G filed with the SEC before the mailing of the proxy statement for the applicable annual or special meeting of stockholders shall be used as the percentage of the total outstanding Common Stock held by the Class B Holders for the purposes of determining the number of Class B Directors for which the Class B Holders are entitled to vote as a separate class for election at such meeting. The holders of the Class A Common Stock may vote as a separate class for the remaining directors of the Corporation (the “Class A Directors”), excluding directors whom the holders of the Corporation’s outstanding Preferred Stock have rights to elect, if any.

(iii)	Any additional Class B Directors for which the Class B Holders, as such holders, are entitled to vote as a separate class for election as a result of an increase in the percentage of the total outstanding shares of Common Stock held by the Class B Holders may be (A) nominated for election in accordance with Section 5.3(e)(iv) at the next annual or special meeting of stockholders the record date of which follows such increase or (B) elected pursuant to an action by written consent at any time by Class B Holders holding a majority of the shares of Class B Common Stock then outstanding in accordance with Section 5.3(e)(viii). At such time as the number of Class B Directors for which the Class B Holders are entitled to vote as a separate class for election decreases as a result of a decrease in the percentage of the total outstanding shares of Common Stock held by the Class B Holders, the terms of the applicable number of Class B Directors shall immediately end, at which time the vacancies shall be filled by Class A Directors under Section 5.3(e)(vi). A majority of the Class B Directors (or if such majority does not exist or act, Class B Holders holding a majority of the outstanding shares of Class B Common Stock) shall determine the Class B Directors whose terms shall end as a result of a decrease in the number of Class B Directors that are entitled to serve on the Board. If the Class B Director(s) whose term shall end is not determined under the immediately preceding sentence within five days after the date in which the number of Class B Directors entitled to serve on the Board decreases, then the Class B Director(s) whose term shall end shall be determined by a majority of the Class A Directors.

(iv)	For purposes of electing Class B Directors at a stockholder meeting, the Board will nominate such individuals as may be specified by a majority of the then existing Class B Directors or, if there are no Class B Directors, by Class B Holders holding a majority of the Class B Common Stock. The Class A Directors will be nominated in accordance with the Corporation’s Bylaws.

(v)

At any meeting having as a purpose the election of directors by holders of the Common Stock, the presence, in person or by proxy, of the holders of a majority of the voting power of shares of the relevant class or classes of capital stock then outstanding shall be required and be sufficient to constitute a quorum of such class or classes for the election of any director by such holders. Each director shall be elected by the vote (or, alternatively, by written consent with respect to the Class B Directors) required under the DGCL of the holders of such class or classes. At any such meeting or adjournment thereof, (i) the absence of a quorum of such holders of an applicable class or classes of capital stock shall not prevent the election of the directors to be elected by the holders of shares other than such class of capital stock, and (ii) in the absence of such quorum (either of holders of such class or classes of capital stock or of shares other than such class or classes of capital stock, or both), the holders of a majority of the voting power present in person or by proxy,

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of the class or classes of stock which lack a quorum shall have power to adjourn the meeting for the election of directors which they are entitled to elect, from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum is present unless otherwise required by law.

(vi)	Any vacancy in the office of a class of director shall be filled by the remaining directors of such class, unless such vacancy occurred because of the removal (with or without cause) of a director, in which event such vacancy shall be filled by the affirmative vote (or, alternatively, by written consent with respect to the Class B Directors) of the holders of a majority of the outstanding shares of the applicable class or classes of capital stock entitled to elect such director. Any director elected by the holders of the Class A Common Stock may be removed without cause by a vote of the majority of the holders of Class A Common Stock voting as a separate class. Any Class B Director may be removed without cause by a vote (or action by written consent) of the majority of the holders of Class B Common Stock voting as a separate class. Any director elected to fill a vacancy shall serve the same remaining term as that of his or her predecessor, subject, however, to prior death, resignation, retirement, disqualification, or removal from office.

(vii)	In addition to any other vote required by law, the affirmative vote of the holders of at least a majority of the outstanding shares of the Class B Common Stock, voting as a separate class, shall be required to effect any change in the rights, privileges or preferences of the Class B Common Stock. This provision shall not be applicable to any amendment to this Certificate that establishes or designates one or more series of Preferred Stock under Section 5.2.

(viii)	With respect to actions by the holders of Class B Common Stock upon those matters on which such holders are entitled to vote as a separate class (including the vote for Class B Directors pursuant to this Section 5.3), such actions may be taken without a stockholders meeting by the written consent of Class B Holders holding the minimum number of shares of Class B Common Stock that would be necessary to authorize or take such action at a stockholder meeting at which all shares of Class B Common Stock entitled to vote were present and voted. Such action shall be effective in accordance with the provisions of the DGCL, without any further action by the Corporation or any Class B Holder. If such action is being taken without the unanimous written consent on the part of all Class B Holders, prompt notice shall be given in accordance with the applicable provisions of the DGCL of the taking of corporate action without a meeting by less than unanimous written consent to those holders of Class B Common Stock on the record date whose shares were not represented on the written consent.

(f)	Transfer

(i)	If any Class B Holder of record purports to transfer such shares of Class B Common Stock, whether by sale, assignment, gift, bequest, operation of law, merger or otherwise, except to a Permitted Transferee, such transfer shall be deemed to constitute a request by the Class B Holder for conversion of such shares and shall result in such shares being automatically converted, without any action on the part of such Class B Holder, into shares of Class A Common Stock as provided by Section 5.3(g).

(ii)	A “Permitted Transferee” means any Class B Holder (each such Class B Holder, an “Initial Class B Holder”) party (on September 14, 2006) to the Shareholder Agreement dated September 14, 2006, among the Corporation and Initial Class B Holders, and (A) any Affiliate (on September 14, 2006) of any Initial Class B Holder and (B) any director, officer or employee (with a title of “manager” or higher) of any Class B Holder or of any Affiliate (on September 14, 2006) of any Class B Holder. Notwithstanding the foregoing, at no time shall Luminus be deemed a Permitted Transferee.

(iii)	With respect to a Class B Holder that holds shares by virtue of its status as a member of the Class B Control Group, the subsequent loss of status as a member of the Class B Control Group shall,

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unless within 15 days thereafter all shares of Class B Common Stock held by such Class B Holder are transferred to a Permitted Transferee, result in the automatic conversion of all of its shares of Class B Common Stock into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent shares of Class A Common Stock as provided by Section 5.3(g).

(iv)	Any transfer of shares of Class B Common Stock not permitted hereunder shall result in the automatic conversion of the transferee’s shares of Class B Common Stock into shares of Class A Common Stock as provided by Section 5.3(g), effective as of the date on which certificates representing such shares are presented for transfer on the books of the Corporation or on such earlier date that the Corporation receives notice of such attempted transfer. The Corporation may, in connection with preparing a list of stockholders entitled to vote at any meeting of stockholders, or as a condition to the transfer or the registration of shares of Class B Common Stock on the Corporation’s books, require the furnishing of such affidavits or other proof as it deems necessary to establish that the person is a permitted holder of Class B Common Stock hereunder.

(v)	Shares of Class B Common Stock shall be registered in the names of the owners thereof and not in “street” or “nominee” name. Certificates representing shares of Class B Common Stock shall bear a legend referencing the restrictions on transfer imposed by this Section 5.3(f).

(vi)	For purposes of this Certificate:

(A)	“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person; provided, however, that (1) none of the Corporation or any of its subsidiaries shall be deemed an Affiliate of any Class B Holder, (2) none of the Class B Directors shall be deemed an Affiliate of the Corporation or any of its subsidiaries and (3) Luminus shall not be deemed an Affiliate of any Class B Holder. For purposes of this definition “control” means, as to any Person, the sole power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” has a correlative meaning.

(B)	“Associate”, when used in connection with any Person, means (1) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of greater than or equal to 20% of any class of voting stock, (2) any trust or other estate in which such Person has greater than or equal to 20% of the total beneficial interest, or of which such Person serves as a trustee or in a similar fiduciary capacity, (3) any relative or spouse of such Person, or any relative of the spouse of such Person, who has the same residence as such Person and (4) any heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of such Person and any trust for the benefit of the heirs of such Person. Notwithstanding the foregoing, Luminus shall at no time be an Associate of any Class B Holder.

(C)	“Class B Control Group” means, at any time, (1) any Person, combination of Persons or Group that owns Class B Shares representing greater than or equal to 10% of the Corporation’s total outstanding Common Stock at such time, together with all of the Affiliates and Associates of such Person or of any member of any such combination or Group, and (2) any Permitted Transferee; provided, however, that notwithstanding the foregoing, Luminus shall at no time be a member of the Class B Control Group.

(D)	“Controlled Affiliate” means, as to any Person (the “Controlling Person”), (1) any Affiliate that is consolidated with the financial statements of such Controlling Person, (2) any Affiliate in which the Controlling Person holds greater than or equal to 50% of the total combined voting power of its outstanding voting securities and (3) with respect to any specific matter, any Affiliate over which the Controlling Person has the power (by contract or otherwise) to prevent such entity from pursuing such matter.

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(E)	“Governmental Authority” means any governmental or regulatory authority or agency.

(F)	“Group” has the meaning specified in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, as in effect on September 14, 2006.

(G)	“Luminus” means, collectively, Luminus Management, LLC, its Controlled Affiliates and any of the assets or funds that they manage.

(H)	“owner”, with respect to any stock or other equity interest, means a Person that individually or with or through any of its Affiliates or Associates:

(1)	owns beneficially such stock or equity interest, whether directly or indirectly;

(2)	has (x) the right to acquire such stock or equity interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that for purposes of this clause (2)(x) a Person shall be deemed the owner of stock or other equity interest tendered by other parties pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates only when such tendered stock or equity interest is accepted for purchase or exchange by such Person or such Affiliate or Associate of such Person; or (y) the right to vote such stock or equity interest pursuant to any agreement, arrangement or understanding; provided, however, that for purposes of this clause (2)(y) a Person shall not be deemed the owner of any stock or equity interest if the agreement, arrangement or understanding to vote such stock or equity interest arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(3)	has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except as pursuant to a revocable proxy or consent as described in clause (2)(y) above), or disposing of such stock or equity interest with any other Person that owns beneficially, or whose affiliates or associates owns beneficially, directly or indirectly, such stock or equity interest.

The terms “own” and “owned” have correlative meanings.

(I)	“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

(g)	Conversion

(i)	Each share of Class B Common Stock shall be converted at such time, in such manner and upon such terms and conditions as provided herein into one fully paid and non-assessable share of Class A Common Stock.

(ii)

Each share of Class B Common Stock shall automatically convert into a share of Class A Common Stock upon the occurrence of the shares of Class B Common Stock issued and outstanding ceasing to represent in the aggregate at least 10% of the issued and outstanding shares of Common Stock. Upon automatic conversion of shares of Class B Common Stock under this Section 5.3(g)(ii) or under Section 5.3(f), the Corporation shall reflect such conversion, and the issuance of Class A Common Stock in connection therewith, on its books and records for all purposes even if certificates reflecting such converted shares of Class B Common Stock are not surrendered to the Corporation or its transfer agent. All shares of Class B Common Stock, upon conversion thereof into Class A Common Stock, shall retain their designation as Class B Common Stock and shall have the status of authorized and unissued shares of Class B Common Stock; provided that if all shares of Class B Common Stock outstanding are converted into shares of Class A Common Stock, no further shares of Class B Common Stock shall exist. Except as

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specifically contemplated under this Section 5.3(g), shares of Class B Common Stock may not be converted into shares of Class A Common Stock.

(iii)	Each share of Class A Common Stock owned (within the meaning of Section 5.3(f)(vi)) by the Class B Control Group shall simultaneously with acquisition of such ownership automatically be converted into one fully paid and non-assessable share of Class B Common Stock; provided, however, that this provision shall not apply with respect to shares of Class A Common Stock issued upon conversion of all Class B Common Stock in accordance with the first sentence of Section 5.3(g)(ii) or any shares of Class A Common Stock owned by the Class B Control Group, after such conversion shall have occurred. Upon automatic conversion of shares of Class A Common Stock, the Corporation shall reflect such conversion and the issuance of Class B Common Stock in connection therewith on its books and records for all purposes even if certificates reflecting such converted shares of Class A Common Stock are not surrendered to the Corporation for transfer. All shares of Class B Common Stock shall be subject to the restrictions and provisions contained in this Certificate. All shares of Class A Common Stock, upon conversion thereof into Class B Common Stock, shall retain their designation as Class A Common Stock and shall have the status of authorized and unissued shares of Class A Common Stock.

(iv)	Nothing herein shall prevent any Class B Holder and the Corporation from executing an agreement allowing any Class B Holder, at its option, to convert the Class B Common Stock into Class A Common Stock, nor the conversion of any Class B Common Stock pursuant to such agreement.

(v)	The Corporation will, as soon as practicable after such deposit of a certificate or certificates for Common Stock to be converted in accordance with this Section 5.3(g), issue and deliver at the office of the Corporation or of its transfer agent to the person for whose account such Common Stock was so surrendered, a certificate or certificates representing the number of full shares of Common Stock into which the shares represented by the surrendered certificate are converted. If surrendered certificates representing shares of a class of Common Stock are converted only in part, the Corporation will issue and deliver to the holder, without charge therefor, a new certificate or certificates representing the aggregate of the unconverted shares of such class of Common Stock. The failure of the holder to deliver to the Corporation certificates representing shares of a class of Common Stock converted in accordance with this Section 5.3(g), shall in no way affect the automatic conversion of such shares.

(vi)	The issuance of certificates representing shares of a class of Common Stock upon conversion of shares of the other class of Common Stock shall be made without charge for any issue, stamp or other similar tax in respect of such issuance; provided, however, if any such certificate is to be issued in a name other than that of the holder of the share or shares of the class of Common Stock being converted, the person or persons requesting the issuance thereof shall pay to the Corporation the amount of any tax which may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the Corporation that such tax has been paid.

(vii)

The Corporation shall at all times reserve and keep available, solely for the purpose of issuance upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all outstanding shares of Class B Common Stock, provided that nothing contained herein shall be construed to preclude the Corporation from satisfying the obligations in respect of the conversion of the outstanding shares of Class B Common Stock by delivery of shares of Class A Common Stock which are held in the treasury of the Corporation. The Corporation shall take all such corporate and other actions as from time to time may be necessary to ensure that all shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock upon issue will be duly and validly authorized and issued, fully paid and nonassessable and free of any preemptive or similar rights. In order that the Corporation may issue shares of Class A Common Stock upon conversion of the

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Class B Common Stock, the Corporation will endeavor to comply with all applicable federal and state securities laws and will endeavor to list such shares to be issued upon conversion on such securities exchange on which the Class A Common Stock is then listed.

(viii)	The Corporation shall at all times reserve and keep available, solely for the purpose of issuance upon conversion of outstanding shares of Class A Common Stock a number of shares of Class B Common Stock equal to 40.6% of the number of outstanding shares of Class A Common Stock, provided that nothing contained herein shall be construed to preclude the Corporation from satisfying the obligations in respect of the conversion of outstanding shares of Class A Common Stock by delivery of shares of Class B Common Stock which are held in the treasury of the Corporation. The Corporation shall take all such corporate and other actions as from time to time may be necessary to ensure that all shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock upon issue will be duly and validly authorized and issued, fully paid and nonassessable and free of any preemptive or similar rights. In order that the Corporation may issue shares of Class B Common Stock upon conversion of Class A Common Stock, the Corporation will endeavor to comply with all applicable Federal and state securities laws.

(h)	Except as may otherwise be required by law and for the equitable rights and remedies which may otherwise be available to holders of Common Stock, the shares of Common Stock shall not have any designations, preferences, limitations or relative rights, other than those specifically set forth in this Certificate.

(i)	The headings of the various subdivisions of this Section are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Section.

ARTICLE 6

To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any member of the Class B Control Group or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Corporation and its subsidiaries), including any such person that may be a director or officer of the Corporation, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such person shall be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, because such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries unless, in the case of any such person who is a director or officer of the Corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the Corporation. Any person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article 6. Neither the alteration, amendment or repeal of this Article 6 nor the adoption of any provision of this Certificate inconsistent with this Article 6 shall eliminate or reduce the effect of this Article 6 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article 6, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

ARTICLE 7

Section 7.1 Limitation of Liability; Right to Indemnification.

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or

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limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director or the Corporation shall be eliminated or limited to the full extent permitted under the DGCL, as so amended. Any repeal or modification of this Section 7.1 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

The Corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to be the best interests of the Corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to be the best interests of the Corporation, or, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 7.2 Suit by Corporation or Stockholder

The Corporation shall, to the fullest extent permitted by law, indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to the best interests of the Corporation, and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person has been finally adjudged to have been liable to the Corporation, unless, and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Section 7.3 Director Discretion

Any indemnification under Sections 7.1 and 7.2 (unless ordered by a court) shall be made only as authorized in the specific case, upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 7.1 and 7.2. Such determination shall be made (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders. In any event, to the extent that a present or former director or officer of the Corporation has been successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in Sections 7.1 and 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including reasonable attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

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Section 7.4 Advancement of Expenses

(a)	Reasonable expenses incurred in defending a civil or criminal action, suit or proceeding shall, to the fullest extent not prohibited by law, be paid by the Corporation in advance of the final deposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay such amount, if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article or otherwise.

(b)	The Board may, by separate resolution adopted under and referring to this Article 7, provide for securing the payment of authorized advances by the creation of escrow accounts, the establishment of letters of credit or such other means as the board deems appropriate and with such restrictions, limitations and qualifications with respect thereto as the Board deems appropriate in the circumstances.

Section 7.5 Non-Exclusivity of Rights and Contractual Nature

(a)	The indemnification and advancement of expenses provided by or granted under other subsections of this Article 7 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(b)	The provisions of this Article 7 shall be deemed to be a contract between the Corporation and each director and officer who serves in such capacity at anytime while this Article 7 is in effect and any indemnification provided under Article 7 to a person shall continue after such person ceases to be an officer, director, agent or employee of the Corporation as to all facts, circumstances and events occurring while such person was such officer, director, agent or employee, and shall not be decreased or diminished in scope without such person’s consent, regardless of the repeal or modification of this Article or any repeal or modification of Section 145 (or any successor statute) of the DGCL or any other applicable law. If the scope of indemnity provided by this Article 7 or any replacement article, or pursuant to the DGCL or any modification or replacement thereof is increased, then such person shall be entitled to such increased indemnification as is in existence at the time indemnity is provided to such person, it being the intent, subject to Section 7.11, to indemnify persons under this Article 7 to the fullest extent permitted by law.

Section 7.6 Insurance

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Certificate or applicable law.

Section 7.7 Right of Claimant to Bring Suit

Subject to Section 7.10, if a claim under this Certificate is not promptly paid by the Corporation after a written claim has been received by the Corporation or if expenses pursuant to Section 7.4 have not been promptly advanced after a written request for such advancement accompanied by the statement and undertaking required by Section 7.4 has been received by the Corporation, the director or officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or the advancement of expenses. If successful, in whole or in part, in such suit, such director or officer shall also be entitled to be paid the reasonable expense

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thereof, including attorneys’ fees. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the director or officer has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the director or officer for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination, if required, prior to the commencement of such action that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct required under the DGCL, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the director or officer had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the director or officer had not met the applicable standard of conduct.

Section 7.8 Definition of “Corporation”

For this Article 7, references to the “Corporation” shall include, in addition to the surviving corporation, any merging corporation (including any corporation having merged with a merging corporation) absorbed in a merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers and employees or agents, so that any person who was a director or officer of such merging corporation, or was serving at the request of such merging corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Certificate with respect to the surviving corporation as such person would have with respect to such merging corporation if its separate existence had continued.

Section 7.9 Employee Benefit Plans

For this Article 7, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and references to “officers” shall include elected and appointed officers. A person who acted in good faith and in a manner such person reasonably believed to be in the best interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” as referred to in this Certificate.

Section 7.10 Reimbursement

Anything herein to the contrary notwithstanding, if the Corporation purchases insurance in accordance with Section 7.6, the Corporation shall not be required to, but may (if the Board so determines in accordance with this Section 7.10) reimburse any party instituting any action, suit or proceeding if a result of the institution thereof is the denial of or limitation of payment of losses under such insurance when such losses would have been paid thereunder if a non-insured third party had instituted such action, suit or proceeding.

Section 7.11 Severability

If any portion of this Certificate shall be invalidated or held to be unenforceable on any ground by any court of competent jurisdiction, the decision of which shall not have been reversed on appeal, such invalidity or unenforceability shall not affect the other provisions hereof, and this Certificate shall be construed in all respects as if such invalid or unenforceable provisions had been omitted therefrom.

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IN WITNESS WHEREOF, Dynegy Inc. has caused this Certificate to be duly executed in its name and on its behalf by its Secretary this [                ] day of [                                    ], 2007.

DYNEGY INC.

By:
Name: [ ]
Title: [ ]

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ANNEX C

AMENDED AND RESTATED BYLAWS OF DYNEGY INC.

ARTICLE I

CORPORATE OFFICES

Section 1. Delaware Registered Office. The registered office of the corporation in the State of Delaware may, but need not, be identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the board of directors.

Section 2. Other Offices. The principal office of the corporation in the State of Delaware shall initially be located at the offices of CT Corporation System, 1209 Orange Street, Wilmington, Delaware 19801. The corporation may also have offices at such other places both within and without the State of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Times and Places of Meetings. Meetings of stockholders for any purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. An annual meeting of the stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the board of directors shall each year fix, which date shall be within 13 months of the last annual meeting.

Section 3. Special Meetings. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the board of directors, or the holders of not less than 20% of all the outstanding shares entitled to vote on the matter for which the meeting is called. The board of directors may postpone or reschedule any special meeting previously scheduled by the chairman of the board, board of directors, chief executive officer or president.

Section 4. Notice of Meetings. A notice stating the place, if any, day and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than 10 nor more than 60 days before the date of the meeting, or in the case of a meeting at which the stockholders are asked to consider a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 nor more than 60 days before the date of the meeting or as otherwise provided by law, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the corporation, with postage thereon prepaid.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and

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vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 5. Waiver of Notice. Whenever any notice whatsoever is required to be given under the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) or the certificate of incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute waiver of notice thereof unless the person at the meeting objects to the holding of the meeting because proper notice was not given.

Section 6. Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or stockholders entitled to receive payment of any dividend, or to make a determination of stockholders for any other proper purpose, the board of directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 60 days and, for a meeting of stockholders, not less than 10 days, or in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 days, immediately preceding such meeting or other action. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the date on which notice of the meeting is given (or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held) shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided herein, such determination shall apply to any adjournment thereof.

Section 7. Voting Lists. The officer or agent having charge of the transfer books for shares of the corporation shall make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for ten days before such meeting, shall be kept on file at the principal place of business of the corporation or on a reasonably accessible electronic network (provided the information required to access such network is made available to stockholders) and shall be subject to inspection by any stockholder, and to copying at the stockholder’s expense, at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof kept in this State, shall be the only evidence as to who are the stockholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of stockholders.

Section 8. Quorum. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at any meeting of stockholders; provided, that if less than a majority of such outstanding shares are represented at the meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice until a quorum shall attend. Where a separate vote by a class or series is required, a majority of the shares of such class or series represented in person or by proxy shall constitute a quorum to take the action with respect to that vote by that class or series on that matter. If a quorum is present, the affirmative vote of the majority of such shares represented at the meeting and entitled to vote on a matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required by the DGCL, the certificate of incorporation or these bylaws. If a quorum fails to attend the meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date or time.

Section 9. Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after eleven months from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of

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the corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

Section 10. Voting of Shares. Except as otherwise provided by the certificate of incorporation or by resolutions of the board of directors providing for the issue of any shares of preferred or special classes in series, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 11. Voting of Shares by Certain Holders. Shares registered in the name of another corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such corporation. The corporation may treat the president or other person holding the position of chief executive officer of such other corporation as authorized to vote such shares, together with any other person indicated and any other holder of an office indicated by the corporate stockholder to the corporation as a person or an office authorized to vote such shares. Such persons and offices indicated shall be registered by the corporation on the transfer books for shares and included in any voting list prepared in accordance with the DGCL and these bylaws. Shares registered in the name of a deceased person, a minor ward or a person under legal disability may be voted by such person’s administrator, executor or court-appointed guardian, either in person or by proxy, without a transfer of such shares into the name of such administrator, executor or court-appointed guardian. Shares registered in the name of a trustee may be voted by such trustee, either in person or by proxy. Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver’s name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed. A stockholder whose shares are pledged may vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred. Shares of the corporation owned by the corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares entitled to vote at any given time, but shares of the corporation held by the corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at any given time.

Section 12. Inspectors. The board of directors, in advance of any meeting of stockholders, may appoint one or more persons as inspectors to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the chairman of the meeting may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 13. Voting by Ballot. Voting on any question or in any election may be by voice vote unless the presiding officer shall order that voting be by ballot.

Section 14. Organization of Meetings. At each meeting of stockholders, one of the following officers shall act as chairman and shall preside thereat, in the following order of precedence: the chairman of the board of directors; the president; any vice president acting in place of the president as provided by these bylaws; any person designated by the affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote.

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Section 15. Notice of Stockholder Business and Nominations

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the corporation’s notice of meeting, (b) by or at the direction of the board of directors, (c) as expressly provided in the corporation’s certificate of incorporation, or (d) by any stockholder of record of the corporation at the relevant time, provided that stockholders of the Class A common stock of the corporation (the “Class A Common Stockholders”) comply with the notice procedures set forth in Section 15(A)(2)-(3).

(2) For nominations or other business to be properly brought before an annual meeting by a Class A Common Stockholder, such stockholder must have given timely notice thereof in writing to the secretary of the corporation and such other business must be a proper matter for stockholder action. To be timely, the Class A Common Stockholder’s notice shall be delivered to the secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a Class A Common Stockholder’s notice as described above. Such stockholder’s notice shall set forth: (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business described to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporations’ book and of such beneficial owner and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the corporation to solicit proxies for such annual meeting. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation.

(3) Notwithstanding anything in the second sentence of Section 15(A)(2) to the contrary and except with respect to the first annual meeting of the corporation, if the number of Class A Directors (as defined in the certificate of incorporation) to be elected to the board of directors is increased and there is no public announcement naming the nominees for such new Class A Directors made by the corporation at least 100 days before the first anniversary of the preceding year’s annual meeting, a Class A Common Stockholder’s notice required by this Section 15 shall also be considered timely, but only with respect to nominees for any new positions for Class A Directors, if it is delivered to the secretary of the corporation at the principal executive offices of the corporation not later than the close of business on the 10th day following the day on which the corporation makes such public announcement.

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(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to a notice of meeting given pursuant to Section 4 of this Article II. Nominations of persons for election to the board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (1) by or at the direction of the board of directors or (2) by any stockholder of the corporation who is a stockholder of record at the time of giving of notice provided for in this Section 15, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 15. If the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if the stockholder’s notice required by Section 15(A)(2) shall be delivered to the secretary of the corporation at the principal executive office of the corporation not earlier than the close of business on the 120th day before such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 15 may be elected as directors and only such business may be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section 15. Except as otherwise provided by law, the certificate of incorporation of the corporation or these bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in this Section 15 and, if any proposed nomination or business is not in compliance with this Section 15, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Section 15, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the “SEC”) under Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this Section 15, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, if any, with respect to the matters set forth in this Section 15. Nothing in this Section 15 shall be deemed to affect any rights of (i) stockholders to request inclusion of proposals in the corporation’s proxy statement under Rule 14a-8 (or any successor thereof) under the Exchange Act or (ii) the holders of any series of preferred shares of the corporation to elect directors under specified circumstances.

(4) No provision of this Section 15 shall apply to the nomination and election of any Class B Director (as defined in the certificate of incorporation).

ARTICLE III

DIRECTORS

Section 1. Powers. The business and affairs of the corporation shall be managed by or under the direction of its board of directors.

Section 2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders following such director’s election and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. A director need not be a resident of the State of Delaware or a stockholder of the corporation. A director may resign at any time by giving written notice

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to the board of directors, or to the chairman of the board, chief executive officer, president or secretary of the corporation. A resignation shall be effective when the notice is given, unless the notice specifies a future date. In addition to the directors who the corporation’s stockholders elect, the board of directors may also designate, by resolution of the board of directors, one or more advisory directors who may attend all meetings of the board of directors, but may not vote on any matters before the board of directors. Except as set forth in this Section 2, the advisory director shall have no rights as a director either under these bylaws, the corporation’s charter, Delaware law or any other agreement to which the corporation is a party. Notwithstanding the foregoing, an advisory director shall be entitled to receive compensation for services as a director in the same amount and manner that such director would be entitled to receive compensation as an employee director or non-employee director, as the case may be, if such director were elected by the stockholders of the corporation.

Section 3. Place of Meetings. The board of directors may hold meetings, both regular and special, either within or without the State of Delaware.

Section 4. Regular Meetings. A regular meeting of the board of directors shall be held without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of stockholders. Other regular meetings of the board of directors may be held without notice at such time and at such place as shall from time to time be determined by the board of directors.

Section 5. Special Meetings. Special meetings of the board of directors may be called only by the chairman of the board of directors or the lead director and shall be called by the chairman of the board of directors or the secretary upon the written request of any two directors.

Section 6. Notice. Notice of any special meeting shall be given: (i) at least five business days (or two business days if telephonic participation or participation by other electronic communication equipment is provided for with respect to the special meeting) prior thereto if the notice is given personally or by an electronic transmission, (ii) at least five business days (or two business days if telephonic participation or participation by other electronic communication equipment is provided for with respect to the special meeting) prior thereto if the notice is given by having it delivered by a third party entity that provides delivery services in the ordinary course of business and guarantees delivery of the notice to the director no later than the following business day, and (iii) at least seven business days prior thereto if the notice is given by mail. Notice of any meeting where any actions described in Section 7(B) will be considered shall be given to Class B Directors (as defined in the certificate of incorporation) at least five business days before the vote on any such action and shall set forth the material terms thereof. For this purpose, the term “electronic transmission” may include a facsimile, email or other electronic means. Notice shall be delivered to the director’s business address and/or telephone number and shall be deemed given upon electronic transmission, upon delivery to the third party delivery service, or upon being deposited in the United States mail with postage thereon prepaid. Any director may waive notice of any meeting by signing a written waiver of notice either before or after the meeting. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

Section 7. Quorum; Vote Required, Actions Requiring Approval.

(A) Except as provided in Section 7(B), a majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the board of directors, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. If less than a majority of such number of directors are present at the meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

(B) At any time when stockholders of the Class B common stock of the corporation (the “Class B Common Stockholders”) collectively directly own Class B common stock representing greater than or equal to 15% of the

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total combined voting power of the corporation’s outstanding voting securities, the corporation shall not, and shall not permit any of its subsidiaries or Controlled Affiliates to, and no officer, employee or agent of the corporation or any subsidiary or Controlled Affiliate thereof shall, take any of the following actions (each, a “Major Decision”), if all of the Class B Directors (as defined in the certificate of incorporation) present at the meeting where such action is considered vote against such action:

(a) any amendment of the certificate of incorporation or bylaws of the corporation, or adoption of any provision of the certificate of incorporation or bylaws of the corporation, after the date of the initial adoption of the bylaws of the corporation;

(b) (1) any merger or consolidation of the corporation, (2) any disposition of assets or businesses of the corporation or any of its subsidiaries or Controlled Affiliates, whether by merger or otherwise, where such sale has an aggregate fair market value in excess of $350,000,000, (3) any acquisition, binding capital commitment, guarantee or investment (other than guarantees of obligations or investments in, wholly-owned subsidiaries) by the corporation and its subsidiaries and Controlled Affiliates, whether by merger or otherwise, the aggregate amount, asset value or consideration for which is in excess of $350,000,000, or (4) any joint venture involving the corporation or any of its subsidiaries or Controlled Affiliates where the assets to be contributed by the corporation and/or its subsidiaries, at the time of the binding commitment to contribute or form such joint venture is entered into, have a fair market value in excess of $350,000,000;

(c) payment of dividends or similar distributions by the corporation or any change in policies regarding dividends or similar distributions, other than dividends or distributions made in the form of:

(1) cash; provided that at the time of declaration of such dividend, the corporation has received an indicative rating that, after giving effect to such dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from S&P and Ba3 (with stable outlook) or better from Moody’s, or

(2) common stock of the corporation;

(d) engagement of the corporation or its subsidiaries or Controlled Affiliates in any business other than its existing lines of business as of the date hereof and lines of business reasonably related thereto;

(e) any liquidation or dissolution of the corporation, or the approval of a Company Bankruptcy Event with respect to the corporation or any of its subsidiaries or Controlled Affiliates (other than any such event involving a subsidiary having an asset value of less than $50,000,000);

(f) issuance of (1) any Class A common stock (including options, warrants, convertible securities and other rights to subscribe for any Class A common stock) in any transaction the aggregate consideration for which is in excess of $500,000,000 or (2) any Class B common stock or any new series of common stock or preferred stock of the corporation (including options, warrants, convertible securities and other rights to subscribe for any Class B common stock or any such new series of common stock or preferred stock);

(g) incurrence of any Indebtedness by the corporation or any of its subsidiaries or Controlled Affiliates (other than any Indebtedness that refinances any existing Indebtedness of the corporation or any of its subsidiaries on terms that are substantially similar to, or more favorable to the corporation and any of its subsidiaries than, those of the Indebtedness being refinanced) that exceeds $500,000,000 in the aggregate;

(h) hiring, or terminating the employment of, the Chief Executive Officer (other than Bruce A. Williamson);

(i) other than any joint venture arrangements with a Class B Common Stockholder or an affiliate thereof, entering into any agreement or other action which purports to or in fact limits the activities which may be conducted by any Class B Common Stockholder or any of its affiliates; and

(j) any other transaction (or series of related transactions) that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by the corporation and its subsidiaries or Controlled Affiliates having a fair market value in excess of $350,000,000. For purposes

Annex C-7

of this clause (j) fair market value for any hedging or similar transactions shall be based on the net exposure to the corporation or its subsidiaries or Controlled Affiliates as a result thereof.

“Company Bankruptcy Event” means (a) the voluntary commencement by a person of any proceeding or the voluntary filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (b) the consent by a person to the institution of, or causing such person to fail to contest in a timely and appropriate manner, any involuntary proceeding or any involuntary filing of any petition of the type described in clause (a) above, (c) the application for or consent by a person to the appointment of a receiver, trustee, custodian, sequestrator, conserver or similar official for such person or for a substantial part of such person’s property or assets, (d) the filing of an answer by a person admitting the material allegations of the petition filed against such person or, if applicable, any of its such person’s subsidiaries in any proceeding described in (a) above, (e) the consent by a person to any order for relief issued with respect to any proceeding described in (a) above, (f) the making of a general assignment for the benefit of creditors by a person, (g) a person admitting in writing the inability of the such person or any of its subsidiaries or causing a person or any of its subsidiaries to fail generally to pay its debts as they become due or (h) the taking of any action by a person for the purpose of effecting any of the foregoing. For purposes of this definition, Allegheny Hydro No. 1, Allegheny Hydro No. 2, Allegheny Hydro No. 8, L.P., Allegheny Hydro Partners, Ltd., Allegheny Hydro No. 9, L.P. and Allegheny Number 6 Hydro Partners shall not be deemed subsidiaries of the corporation.

“Controlled Affiliate” means (a) any entity that is consolidated with the corporation on the corporation’s consolidated financial statements, (b) any entity in which the corporation holds greater than or equal to 50% of the total combined voting power of such entity’s outstanding voting securities and (c) with respect to any specific matter, any entity over which the corporation has the power (by contract or otherwise) to prevent such entity from pursuing such matter, other than any such entity over which the Class B Control Group (as defined in the certificate of incorporation) also has the power (by contract or otherwise) to prevent such entity from pursuing such matter.

“Indebtedness” of any person means, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), and (e) all capital lease obligations of such person. The Indebtedness of any person shall include (1) the Indebtedness of any other entity to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor, (2) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed and (3) all guarantees by such person of Indebtedness of others.

(C) The executive officers of the corporation shall advise the members of the board of directors of the consideration of a proposal relating to any matter of the type described in Section 7(B) at such time as they determine to give substantive consideration to submitting such matter to a board vote.

Section 8. Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board of directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board of directors or committee in accordance with applicable law.

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Section 9. Participation with Communications Equipment. Members of the board of directors or of any committee of the board of directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 10. Compensation of Directors. The board of directors may fix the compensation of directors by the affirmative vote of a majority of the directors then in office and irrespective of any personal interest of any of its members. In addition, the directors may be paid their expenses, if any, of attendance at each meeting of the board of directors. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be compensated additionally for so serving.

Section 11. Agenda Items. No action may be taken at a meeting of the board of directors with respect to any matter that was not previously set forth on an agenda for such meeting delivered to the directors at least two business days before such meeting if either (a) while Section 7(B) is in effect, a majority of the Class B Directors present at such meeting or (b) a majority of the other directors present at such meeting (or where Section 7(B) is not in effect a majority of all of the director present at such meeting), oppose taking action at such meeting with respect to such matter.

Section 12. Lead Director. At the board meeting associated with the annual meeting of stockholders each year, the non-management directors shall determine whether to designate a lead director to serve until the next annual board meeting. If the non-management directors determine to designate a lead director, such director shall be a non-management director selected by a majority of the non-management directors at such meeting. The lead director shall have the power: to convene executive sessions of the non-management directors of the board of directors and shall coordinate, develop an agenda for, and moderate such sessions; to consult with the non-management directors and serve as a conduit to senior management of the corporation of the views of the non-management directors when the board of directors is not in session; to engage outside advisors to report to the board of directors or a committee thereof; to refer to the chairman of any committee of the board of directors matters within the scope of such committee’s authority; to confer with outside counsel, auditors and other advisors to the corporation; and to consult with the chairman of the board of directors regarding the agenda of matters for meetings of the board of directors.

ARTICLE IV

COMMITTEES OF THE BOARD OF DIRECTORS

Section 1. Establishment of Committees. The board of directors may create one or more committees and appoint members of the board of directors to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the board of directors. The board of directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Any vacancy in a committee may be filled by the board of directors. Each committee shall keep regular minutes of its meetings and report the same to the board of directors as required. Subject to applicable law, each committee (other than any committee the mandate of which is limited solely to (i) consideration of matters relating to the corporation’s relationship with Class B Common Stockholders and their affiliates or (ii) nomination of candidates for directors other than Class B Directors) shall have at least one Class B Director as member thereof; provided, however, this Section 1 shall not apply with respect to a committee of the board of directors at any time (a) when none of the Class B Directors satisfies the independence requirements of the New York Stock Exchange (the “NYSE”) and/or the SEC, as applicable, for eligibility to serve as a member of such committee of the board of directors, (b) when all Class B Directors decline to serve on such committee or (c) when Class B Common Stockholders decline to elect any Class B Director.

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Section 2. Manner of Acting. Unless the appointment by the board of directors requires a greater number, a majority of any committee shall constitute a quorum and a majority of a quorum shall be necessary for action by any committee. A committee may act by unanimous consent in writing without a meeting. Each committee, by majority vote of its members, shall determine the time and place of meetings and the notice required therefor.

Section 3. Authority of Committees. To the extent specified by resolution of the board of directors and these bylaws, each committee may exercise the authority of the board of directors, provided, however, a committee may not:

(A) authorize distributions, except for dividends to be paid with respect to shares of any preferred or special classes or any series thereof;

(B) approve or recommend to stockholders any act requiring the approval of stockholders under applicable law;

(C) fill vacancies on the board of directors or any committee;

(D) elect or remove officers or fix the compensation of any member of the committee;

(E) adopt, amend or repeal these bylaws;

(F) approve a plan of merger not requiring stockholder approval;

(G) authorize or approve reacquisition of shares, except according to a general formula or method prescribed by the board of directors;

(H) authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a series of shares, except the board of directors may direct that a committee may fix the specific terms of the issuance or sale or contract for sale, or the number of shares to be allocated to particular employees under an employee benefit plan; or

(I) amend, alter, repeal, or take action inconsistent with any resolution or action of the board of directors when the resolution or action of the board of directors provides by its terms that it shall not be amended, altered or repealed by action of a committee.

Section 4.

(A) Compensation and Human Resources Committee. As required by the applicable listing standards of the NYSE, as amended, the board of directors shall maintain a Compensation and Human Resources Committee consisting of directors who are not otherwise employed by the corporation. The Compensation and Human Resources Committee shall review from time to time, the salaries, compensation and employee benefits for the executive officers and employees of the corporation and make recommendations to the board of directors concerning such matters. The Compensation and Human Resources Committee shall be responsible for all aspects of the Company’s stock plans, including plan administration, and shall review and recommend to the board of directors new plans or changes to current plans, including increasing the number of shares reserved for such plans.

(B) Corporate Governance and Nominating Committee. As required by the applicable listing standards of the NYSE, as amended, the board of directors shall maintain a Corporate Governance and Nominating Committee consisting of directors who are not otherwise employed by the corporation. The Corporate Governance and Nominating Committee shall consider matters related to corporate governance, develop general

Annex C-10

criteria regarding the selection and qualifications for members of the board of directors and recommend candidates for election to the board of directors.

(C) Audit and Compliance Committee. As required by the applicable listing standards of the NYSE, as amended, the board of directors shall maintain an Audit and Compliance Committee consisting of independent, “disinterested” directors. The Audit and Compliance Committee shall review the selection and qualifications of the independent public accountants employed by the corporation to audit the financial statements of the corporation and the scope and adequacy of their audits, consider recommendations made by such independent public accountants, review internal financial audits of the corporation, and report any additions or changes it deems necessary to the board of directors.

(D) Risk, Environment and Operations Committee. The board of directors may maintain a Risk, Environment and Operations Committee consisting of directors who may otherwise be, but need not be, employed by the corporation. The Risk, Environment and Operations Committee shall consider matters related to insurance and environmental issues and shall make recommendations to the board of directors concerning such matters.

ARTICLE V

OFFICERS

Section 1. Officers. The officers of the corporation shall consist of a chief executive officer, chairman of the board of directors, president, one or more vice presidents (the number, seniority and any other designations thereof to be determined by the board of directors), a secretary, a treasurer, a controller, and such other officers as may be elected by the board of directors. Any two or more offices may be held by the same person.

Section 2. Additional Officers and Agents. The board of directors may appoint such other officers and agents as it deems necessary, who shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

Section 3. Compensation of Officers. The compensation of all officers of the corporation shall be fixed by or under the direction of the board of directors. No officer shall be prevented from receiving such compensation because such officer is also a director of the corporation.

Section 4. Term of Office and Vacancy. Each elected officer shall hold office until a successor is elected and qualified or until such officer’s earlier resignation or removal. Any vacancy occurring in any office of the corporation shall be filled by the board of directors for the unexpired portion of the term. Each appointed officer shall serve at the pleasure of the board of directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5. Removal. Any officer or agent may be removed by the board of directors, with or without cause, whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 6. Chief Executive Officer. The chairman of the board of directors may, but need not, be the chief executive officer of the corporation. The chief executive officer shall (a) determine and administer the policies of the corporation, subject to the instructions of the board of directors; (b) be authorized to execute all documents in the name and on behalf of the corporation; and (c) perform all duties incident to the office of chief executive officer and such other duties as the board of directors or bylaws may from time to time prescribe.

Section 7. Chairman of the Board. The chairman of the board of directors, or in such person’s absence, the president, shall preside at all meetings of the stockholders and the board of directors.

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Section 8. President. The president shall (a) be the chief operating officer of the corporation, and shall in general be in charge of the operations of the corporation, subject to the control of the board of directors; (b) be authorized to execute all documents in the name and on behalf of the corporation; and (c) perform all duties incident to the office of president and such other duties as the board of directors may from time to time prescribe.

Section 9. Vice Presidents. In the absence of the president or in the event of the inability or refusal of the president to act, the vice president (or if there is more than one vice president, the vice presidents in the order of seniority of title, or in the event of equal seniority, then in the order designated, or in the absence of any designation, then in the order named in the most recent resolution providing for the annual election of officers) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president shall perform such other duties and have such other powers as the board of directors or the chief executive officer or president may from time to time prescribe.

Section 10. Secretary. The secretary shall (a) attend meetings of the board of directors and meetings of the stockholders and record minutes of the proceedings of the meetings of the stockholders and of the board of directors, and when required, shall perform like duties for the committees of the board of directors; (b) assure that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) maintain custody of the corporate records of the corporation; (d) keep or cause to be kept a register of the post office address of each stockholder as furnished to the secretary by such stockholder; (e) sign with the chief executive officer, president or a vice president certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have charge of the stock transfer books of the corporation and authority over a stock transfer agent, if any; (g) certify copies of the bylaws, resolutions of the stockholders and board of directors and committees thereof and other documents of the corporation as true and correct copies thereof; and (h) perform all duties incident to the office of secretary and such other duties as the board of directors or the chief executive officer or president may from time to time prescribe.

Section 11. Assistant Secretaries. The assistant secretary, or if there is more than one, the assistant secretaries, respectively, as authorized by the board of directors, may sign with the president or a vice president certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors, and shall, in the absence of the secretary or in the event of the inability or refusal of the secretary to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties as the board of directors, chief executive officer, president or secretary may from time to time prescribe.

Section 12. Treasurer. The treasurer shall (a) have custody of the funds and securities of the corporation; (b) deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors; (c) maintain adequate accounts of the corporation; (d) disburse the funds of the corporation as may be ordered by the board of directors; (e) submit financial statements to the president and the board of directors; and (f) perform all duties incident to the office of treasurer and such other duties as the board of directors or the chief executive officer or president may from time to time prescribe.

Section 13. Assistant Treasurers. The assistant treasurer, or if there is more than one, the assistant treasurers, respectively, as authorized by the board of directors, shall, in the absence of the treasurer or in the event of the inability or refusal of the treasurer to act, perform the duties and exercise the power of the treasurer and shall perform such other duties and have such other power as the board of directors, the chief executive officer, president or treasurer may from time to time prescribe.

Section 14. Controller. The controller shall conduct the accounting activities of the corporation, including the maintenance of the corporation’s general and supporting ledgers and books of account, operating budgets, and the preparation and consolidation of financial statements.

Section 15. General Powers of Officers. The chairman of the board of directors, chief executive officer, president, any executive vice president, senior vice president or any vice president, may sign without

Annex C-12

countersignature or attestation any deeds, mortgages, bonds, contracts, reports to public agencies, or other instruments whether or not the board of directors has expressly authorized execution of such instruments, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws solely to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. Any other officer of this corporation may sign contracts, reports to public agencies, or other instruments which are in the regular course of business and within the scope of such officer’s authority, except where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed.

Section 16. Delegation of Authority. The board of directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. Contracts. The board of directors may authorize any officer or officers, or agent or agents, to enter into any contract and execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Checks, Drafts, Notes. All checks, drafts or other orders for the payment of money, notes and other evidences of indebtedness, issued in the name of the corporation, shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

Section 3. Deposits. All funds of the corporation other than petty cash shall be deposited to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

Section 4. Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the board of directors or a committee thereof.

Section 5. Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the board of directors, and each officer of the corporation shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books of account or other records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of its officers or employees, or committees of the board of directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

ARTICLE VII

SHARES

Section 1. Issued Shares. The issued shares of the corporation may be represented by certificates, or may be uncertificated shares, in either case in whole or in part, as determined and authorized by the board of directors.

Section 2. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as may be determined by the board of directors. Such certificates shall be signed by the chairman of the board of directors, chief executive officer or president and by the secretary or an assistant secretary. If a certificate is countersigned by a transfer agent or registrar, other than the corporation itself or its employee, any other signatures or countersignature on the certificate may be facsimiles. If any officer of the corporation, or any

Annex C-13

officer or employee of the transfer agent or registrar, who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer of the corporation, or an officer or employee of the transfer agent or registrar, before such certificate is issued, the certificate may be issued by the corporation with the same effect as if the officer of the corporation, or the officer or employee of the transfer agent or registrar, had not ceased to be such at the date of its issue. Certificates for shares shall be individually numbered or otherwise individually identified. Each certificate for shares shall state the name of the registered owner of the shares in the stock ledger, the number and the class and series, if any, of such shares, and the date of issuance of the certificate. If the corporation is authorized to issue more than one class of stock, a full summary or statement of all of the designations, preferences, qualifications, limitations, restrictions, and special or relative rights of each class authorized to be issued, and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences among such series, shall be set forth upon the face or back of the certificate. Such statement may be omitted if it shall be set forth upon the face or back of the certificate that such statement, in full, will be furnished by the corporation to any stockholder upon request and without charge.

Section 3. Uncertificated Shares. The board of directors may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares, and may provide an election by individual stockholders to receive certificates or uncertificated shares and the conditions of such election, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Within a reasonable time after the registration of issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the DGCL or these bylaws. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 4. Registration of Transfers of Shares. Transfers of shares shall be registered in the records of the corporation upon request by the registered owner thereof in person or by a duly authorized attorney, upon presentation to the corporation or to its transfer agent (if any) of a duly executed assignment and other evidence of authority to transfer, or proper evidence of succession, and, if the shares are represented by a certificate, a duly endorsed certificate or certificates for shares surrendered for cancellation, and with such proof of the authenticity of the signatures as the corporation or its transfer agent may reasonably require. The Person in whose name shares are registered in the stock ledger of the corporation shall be deemed the owner thereof for all purposes as regards to the corporation.

Section 5. Lost Certificates. The corporation may issue a new share, certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact, by the person claiming the share certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or the owner’s legal representative, to advertise the same in such manner as it shall require or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

ARTICLE VIII

OTHER PROVISIONS

Section 1. Distributions. Subject to Section 7(B) of Article III, the board of directors may authorize, and the corporation may make, distributions to its stockholders, subject to any restriction in the certificate of incorporation and subject to any limitations provided by law.

Section 2. Fiscal Year. The fiscal year of the corporation shall be fixed, and shall be subject to change, by the board of directors.

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Section 3. Seal. The board of directors may, but shall not be required to, provide by resolution for a corporate seal, which may be used by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

ARTICLE IX

EMERGENCY BYLAWS

Section 1. Emergency Board of Directors. If a quorum of the board of directors cannot readily be convened for action due to (a) an attack or imminent attack on the United States or any of its possessions, (b) any nuclear or atomic disaster, or (c) any other catastrophe or similar emergency condition, the vacant director positions shall be filled by the following persons (provided in each case such person is not already a director and is willing and able to serve) in the following order: the president, the vice presidents in order of seniority, the treasurer, the secretary, any other officers in order of seniority and any other persons in such order as named by the board of directors on any list as it may compile from time to time for purposes of appointing such successor directors; provided, however, that to the extent possible, the Class B Common Stockholders shall be entitled to nominate a number of directors to such board of directors proportionate to the representation on the board of directors immediately before such emergency condition to which the Class B Common Stockholders were entitled. Such new board of directors shall be referred to as the emergency board of directors. The initial Chairman of the board of the emergency board of directors (“Chairman”) shall be the regularly-elected director, if any, who has served on the board of directors for the longest period of time and, if all directors on the emergency board of directors are successor directors appointed pursuant to this Section 1, the Chairman shall be determined according to the same order of priority as such successor directors are appointed pursuant to this Section 1. The directors appointed pursuant to this Section 1 shall serve until the next annual or special meeting of stockholders at which directors are to be elected or until the emergency condition shall have terminated.

Section 2. Powers. The emergency board of directors shall have all of the rights, powers and duties of the board of directors except such emergency board of directors may not amend the certificate of incorporation of the corporation nor approve a merger, sale of all or substantially all of the assets of the corporation, liquidation or dissolution.

Section 3. Notice of Meetings. Notice of any meeting of the emergency board of directors held during any emergency described in Section l of this Article IX may be given only to such directors or successor directors as it may be feasible to reach at the time and by such means as may be feasible at the time, including publication or radio.

Section 4. Liability. No officer, director or employee of the corporation acting in accordance with this Article IX shall be liable to the corporation, except for willful misconduct.

Section 5. Bylaws. To the extent not inconsistent with this Article IX, the bylaws of the corporation shall remain in effect during any emergency described in Section 1 of this Article IX.

Section 6. Interpretation. If, by operation of law or otherwise, any of the provisions of this Article IX are deemed to be invalid or not controlling, such provisions shall be construed by any court or agency having competent jurisdiction as a determinative factor evidencing the intent of the corporation.

ARTICLE X

AMENDMENTS

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed, and new bylaws may be adopted, by the board of directors; provided that no amendment or repeal of

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Article II, Section 15(c)(4), Article III, Sections 6, 7(B), 7(C) or 11, Article IV, Section 1, or Article IX, Section 1, this Article X, nor the adoption of any provision of these bylaws which would substantially and adversely affect the rights of the Class B Common Stockholders shall be effective except upon the approval of the affirmative vote of the majority of the Class B Directors and a majority of the entire number of directors then in office. Subject to the provisions of the certificate of incorporation, these bylaws may also be altered, amended or repealed by the stockholders of the corporation.

ARTICLE XI

INDEMNIFICATION OF EMPLOYEES AND AGENTS

The corporation may indemnify any agent or employee of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (including any such proceeding by or in the right of the corporation) whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving the corporation at its request and in the course and scope of such person’s duties and acting in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, against expenses (including reasonable attorney’s fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding.

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ANNEX D

SHAREHOLDER AGREEMENT

SHAREHOLDER AGREEMENT

among

DYNEGY ACQUISITION, INC.

and

LS POWER PARTNERS, L.P.,

LS POWER ASSOCIATES, L.P.,

LS POWER EQUITY PARTNERS, L.P.,

LS POWER EQUITY PARTNERS PIE I, L.P.

and

LSP GEN INVESTORS, L.P.

Dated as of September 14, 2006

Annex D-1

Page
ARTICLE I

Definitions

SECTION 1.01. Definitions	4

ARTICLE II

Limitations on Acquisitions and Transfers

SECTION 2.01. Limitations on Certain Acquisitions by Shareholders	8
SECTION 2.02. Transfer Restrictions	10
SECTION 2.03. Time Periods	12
SECTION 2.04. Shares Subject to the Agreement	12
SECTION 2.05. References to Class B Shares	12
SECTION 2.06. Legend and Stop Transfer Order	12

ARTICLE III

Board of Directors; Major Decisions

SECTION 3.01. Board of Directors	12
SECTION 3.02. Major Decisions	12
SECTION 3.03. Committee Membership	13

ARTICLE IV

Certain Agreements Relating to New Dynegy

SECTION 4.01. Sales of Class B Shares	13
SECTION 4.02. Restraints on Shareholders Ownership	13
SECTION 4.03. Board Representation of Shareholders	13

ARTICLE V

Preemptive Rights

SECTION 5.01. Employee Benefit Plans; Certain Recapitalization Securities	13
SECTION 5.02. Other Issuances	14
SECTION 5.03. Intended Issuances	14
SECTION 5.04. Purchase Price	14
SECTION 5.05. Proportionate Share	14
SECTION 5.06. Nature of Securities	14
SECTION 5.07. Presumption	15
SECTION 5.08. Effectiveness of Preemptive Rights	15

Annex D-2

Annex D-3

SHAREHOLDER AGREEMENT, dated as of September 14, 2006 (this “Agreement”), among DYNEGY ACQUISITION, INC., a Delaware corporation (“New Dynegy”), and LS POWER PARTNERS, L.P., LS POWER ASSOCIATES, L.P., LS POWER EQUITY PARTNERS, L.P., LS POWER EQUITY PARTNERS PIE I, L.P. and LSP GEN INVESTORS, L.P. (each, an “Initial Shareholder” and collectively, the “Initial Shareholders”).

WHEREAS, the Initial Shareholders, New Dynegy and other parties thereto have entered into a Plan of Merger, Contribution and Sale Agreement dated September 14, 2006 (the “Merger Agreement”), pursuant to which New Dynegy agreed, among other things, to acquire (i) all of the Shareholders’ ownership interests in entities that own certain power generating facilities and (ii) 50% of the ownership interest in an entity that owns certain development projects, each as specified in the Merger Agreement (the “Acquisition”) in exchange for, among other things, the issuance to the Shareholders of the number of Class B Shares (as defined below) specified in the Merger Agreement.

WHEREAS, in connection with the Merger Agreement and the Acquisition, the Shareholders and New Dynegy agreed to enter into this Agreement in order to set forth certain agreements relating to the ownership by the Shareholders of the Class B Shares.

NOW, THEREFORE, in consideration of the premises and the mutual and independent covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. As used in this Agreement, each of the following capitalized terms is defined as follows:

“Acquisition” has the meaning specified in the recitals to this Agreement.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person; provided, however, that for purposes of this Agreement (a) none of New Dynegy or any of its subsidiaries shall be deemed an Affiliate of any Shareholder, (b) none of the Class B Directors shall be deemed an Affiliate of New Dynegy or any of its subsidiaries and (c) Luminus shall not be deemed an Affiliate of any Shareholder. For purposes of this definition “control” means, as to any Person, the sole power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” has a correlative meaning.

“Agreement” has the meaning specified in the preamble to this Agreement.

“Associate”, when used in connection with any Person, means (a) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of greater than or equal to 20% of any class of voting stock, (b) any trust or other estate in which such Person has greater than or equal to 20% of the total beneficial interest, or of which such Person serves as a trustee or in a similar fiduciary capacity, (c) any relative or spouse of such Person, or any relative of the spouse of such Person, who has the same residence as such Person and (d) any heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of such Person and any trust for the benefit of the heirs of such Person. Notwithstanding the foregoing, Luminus shall at no time be an Associate of any Shareholder.

“Auction” means a sale process for 100% of the total combined voting power of the outstanding voting securities of New Dynegy conducted by an investment banking firm of national reputation selected by New

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Dynegy and reasonably acceptable to the Shareholders Representative. Without limiting the generality of the foregoing, an Auction may include either (a) a broad or narrow solicitation of interest and may or may not involve multiple rounds of bidding as determined by the Board or a committee thereof and/or (b) any recapitalization, combination, reverse merger or other similar transaction.

“Beneficially Own” has the meaning referred to in Rule 13d-3 of the Exchange Act as in effect on the date hereof.

“Board” means the board of directors of New Dynegy.

“Change of Control” means the LS Holders ceasing to have direct or indirect control over holders of a majority of the Class B Shares then outstanding. For purposes of this definition “control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Class A Director” means any Director that is not a Class B Director.

“Class A Shares” means shares of New Dynegy’s Class A Common Stock, par value $0.01.

“Class B Director” means any Director elected by a class vote of holders of the Class B Shares pursuant to New Dynegy’s Certificate of Incorporation.

“Class B Shares” means shares of New Dynegy’s Class B Common Stock, par value $0.01.

“Closing Date” has the meaning assigned thereto in the Merger Agreement.

“Common Stock” means Class A Shares, Class B Shares and/or any other class of common stock of New Dynegy that may be issued after the Closing Date.

“Controlled Affiliate” means, as to any Person (the “Controlling Person”), (a) any Affiliate that is consolidated with the financial statements of such Controlling Person, (b) any Affiliate in which the Controlling Person holds greater than or equal to 50% of the total combined voting power of its outstanding voting securities and (c) with respect to any specific matter, any Affiliate over which the Controlling Person has the power (by contract or otherwise) to prevent such entity from pursuing such matter (except that, for purposes of Section 3.02, the Controlled Affiliates of New Dynegy shall not include any such Person over which the Shareholder Control Group also has the power (by contract or otherwise) to prevent such entity from pursuing such matter).

“direct ownership” means ownership by an owner but excluding any such ownership with or through Associates and Affiliates of such owner. The terms “directly own” and “directly owned” have correlative meanings.

“Director” means a member of the Board.

“Distribution” has the meaning specified in Section 2.02(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any governmental or regulatory authority or agency.

“Group” has the meaning specified in Section 13(d)(3) of the Exchange Act as in effect on the date hereof.

“Initial Shareholder” and “Initial Shareholders” have the meanings specified in the preamble to this Agreement.

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“Lock-Up Period” means the period from the Closing Date to the earliest of (a) the second anniversary of the Closing Date, (b) the date the Shareholders cease to collectively own Class B Shares representing greater than or equal to 15% of the total combined voting power of New Dynegy’s outstanding voting securities and (c) the occurrence of a Third Party Offer Termination Event.

“LS Holders” means (a) Persons holding equity interests in LS Power Development, LLC as of the date hereof (the “Initial Persons”), (b) any Controlled Affiliate of any such Initial Person, (c) any relative or spouse of any such Initial Person or any relative of the spouse of any such Initial Person, in each case having the same residence as such Initial Person and (d) any heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any such Initial Person and any trust for the benefit of the heirs of any such Initial Person, and, upon the death or disability of such Initial Person, any Controlled Affiliate of any such heirs, executors, administrators, testamentary trustees, legatees or beneficiaries.

“LS Standstill Cap” means the percentage of New Dynegy’s total outstanding Common Stock determined by dividing (a) 340,000,000 with (b) the total number of Class A Shares and Class B Shares outstanding as of the Effective Time (as defined in the Merger Agreement); provided, however, that such percentage shall be permanently reduced following any sale of Class B Shares that is not a Widely Dispersed Sale by a number equal to the percentage of New Dynegy’s total outstanding Common Stock that the applicable Person acquires in such sale in excess of the percentages that would have made such sale a Widely Dispersed Sale as set forth in the definition thereof. For purposes of the foregoing proviso, Transfers to Permitted Transferees and Distributions shall be deemed Widely Dispersed Sales.

“Luminus” means, collectively, Luminus Management, LLC, its Controlled Affiliates and any of the assets or funds that they manage.

“Merger Agreement” has the meaning specified in the recitals to this Agreement.

“New Dynegy” has the meaning specified in the preamble to this Agreement.

“owner”, with respect to any stock or other equity interest, means a Person that individually or with or through any of its Affiliates or Associates:

(a) owns beneficially such stock or equity interest, whether directly or indirectly;

(b) has (i) the right to acquire such stock or equity interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that for purposes of this clause (b)(i) a Person shall be deemed the owner of stock or other equity interest tendered by other parties pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates only when such tendered stock or equity interest is accepted for purchase or exchange by such Person or such Affiliate or Associate of such Person; or (ii) the right to vote such stock or equity interest pursuant to any agreement, arrangement or understanding; provided, however, that for purposes of this clause (b)(ii) a Person shall not be deemed the owner of any stock or equity interest if the agreement, arrangement or understanding to vote such stock or equity interest arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more Persons; or

(c) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except as pursuant to a revocable proxy or consent as described in clause (b)(ii) above), or disposing of such stock or equity interest with any other Person that owns beneficially, or whose Affiliates or Associates own beneficially, directly or indirectly, such stock or equity interest.

The terms “own” and “owned” have correlative meanings.

“Permitted Transferee” means any Initial Shareholder and (a) any Affiliate (on the date hereof) of any Initial Shareholder and (b) any director, officer or employee (with a title of “manager” or higher) of any

Annex D-6

Shareholder or of any Affiliate (on the date hereof) of any Shareholder. Notwithstanding the foregoing, at no time shall Luminus be deemed a Permitted Transferee.

“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Public Sale” means (a) an underwritten public offering of Class B Shares (or other securities of New Dynegy into which such Class B Shares may convert) pursuant to an effective registration statement under the Securities Act or (b) a bona fide public sale of Class B Shares (or other securities of New Dynegy into which such Class B Shares may convert) in an open market transaction through a broker, dealer or market maker under Rule 144 (or any successor rule thereto) of the Securities Act.

“Qualified Offer” means a written offer to New Dynegy, by the Shareholders Representative on behalf of the Shareholders, to acquire all, but not less than all, the outstanding voting securities of New Dynegy for consideration consisting solely of cash or freely tradable securities listed on a national securities exchange or the Nasdaq Stock Market (or successors thereto), which offer is accompanied by a fairness opinion relating to such offer from an investment banking firm of national reputation.

“SEC” means the Securities and Exchange Commission or any successor organization.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder” means each Initial Shareholder and (a) each Shareholder Control Group member that becomes party to this Agreement pursuant to Section 6.04 and (b) each Permitted Transferee that becomes party to this Agreement pursuant to Section 8.17.

“Shareholder Control Group” means, at any time, (a) any Person, combination of Persons or Group that owns Class B Shares representing greater than or equal to 10% of New Dynegy’s total outstanding Common Stock at such time, together with all of the Affiliates and Associates of such Person or of any member of any such combination or Group, and (b) any Permitted Transferee; provided, however, that notwithstanding the foregoing, Luminus shall at no time be a member of the Shareholder Control Group.

“Shareholders Representative” has the meaning specified in Section 7.01(a).

“Significant Transaction” means any sale, merger, share exchange, acquisition (including by way of tender offer or exchange offer), consolidation, dissolution, recapitalization or other business combination involving New Dynegy or any of its subsidiaries pursuant to which more than 25% of the voting securities of New Dynegy or more than 25% of the consolidated total assets of New Dynegy would be acquired or received by any Person (other than New Dynegy or its subsidiaries).

“Third Party Offer Termination Event” means (a) the Board recommends (over the objection of all Class B Directors present at the meeting during which such Significant Transaction is being voted on) a Significant Transaction by, or a Significant Transaction is consummated with, a Person other than a member of the Shareholder Control Group, Luminus or any Person acting on behalf of or in concert with any member of the Shareholder Control Group or Luminus, or (b) a Person (other than a member of the Shareholder Control Group, acting in compliance with this Agreement) makes a bona fide public offer to enter into a Significant Transaction and (i) such offer is recommended by the Board over the objection of all Class B Directors present at the meeting during which such offer is being voted on, (ii) such offer is not rejected by the Board within 10 business days of public disclosure thereof or (iii) such Person commences a tender offer for more than 25% of the voting securities of New Dynegy, where (A) the Shareholders Representative, on behalf of the Shareholders, has publicly stated that no Class B Shares will be tendered in connection with such tender offer, (B) such offer is not conditioned upon an event or state of facts within the control of the Shareholder Control Group or Luminus and (C) such offer has not been terminated or withdrawn within 15 business days of commencement.

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“Total Standstill Cap” means LS Standstill Cap plus 1%.

“Transfer” means (a) when used as a noun, any direct or indirect transfer, sale, assignment, conveyance, pledge, hypothecation, encumbrance or other disposition; and (b) when used as a verb, to directly or indirectly transfer, sell, assign, convey, pledge, hypothecate, encumber or otherwise dispose of. The term “Transferable” and “Transferee” have correlative meanings.

“Widely Dispersed Sale” means (a) any Transfer of Common Stock (i) in which no Person, together with its Affiliates, acquires Class B Shares representing greater than 3% of New Dynegy’s total outstanding Common Stock at such time and (ii) immediately following which no Person, together with its Affiliates, would Beneficially Own more than 5% of New Dynegy’s total outstanding Common Stock after giving effect to such Transfer (in the case of a Transfer made through the New York Stock Exchange, as determined by reference to the relevant Schedule 13D and/or 13G filings publicly available with the SEC as of the date of such Transfer), or (b) any Public Sale.

ARTICLE II

Limitations on Acquisitions and Transfers

SECTION 2.01. Limitations on Certain Acquisitions by Shareholders. (a) Except as otherwise expressly provided for in this Section 2.01 or Article V, the Shareholders shall not, shall cause Luminus to not, and shall use their reasonable best efforts to cause the members of the Shareholder Control Group to not, acquire by purchase or otherwise, or solicit the acquisition of, any equity securities of New Dynegy, without the prior consent of the Board; provided, however, that (i) a member of the Shareholder Control Group may acquire equity securities of New Dynegy if, after giving effect to such acquisition, (A) members of the Shareholder Control Group do not collectively own Common Stock (excluding Common Stock received by members of the Shareholder Control Group pursuant to director or employee compensation plans) representing greater than the LS Standstill Cap and (B) members of the Shareholder Control Group, together with Luminus, do not collectively own Common Stock (excluding Common Stock received by members of the Shareholder Control Group pursuant to director or employee compensation plans) representing greater than the Total Standstill Cap and (ii) subject to the provisions of clause (i) above, (A) at any time when members of the Shareholder Control Group collectively own Class B Shares (excluding Class B Shares received by members of the Shareholder Control Group pursuant to director or employee compensation plans) representing greater than or equal to 30% of New Dynegy’s outstanding Common Stock, Luminus may acquire equity securities of New Dynegy if, after giving effect to such acquisition, Luminus does not own Common Stock of New Dynegy that represents in the aggregate more than 1% of New Dynegy’s total outstanding Common Stock at such time and (B) at any time when members of the Shareholder Control Group collectively own Class B Shares (excluding Class B Shares received by members of the Shareholder Control Group pursuant to director or employee compensation plans) representing less than 30%, but greater than or equal to 10%, of New Dynegy’s total outstanding Common Stock, Luminus may acquire equity securities of New Dynegy if, after giving effect to such acquisition, Luminus does not own Common Stock of New Dynegy that represents in the aggregate more than 5% of New Dynegy’s outstanding Common Stock at such time.

(b) (i) Following the expiration of the Lock-Up Period, the Shareholders Representative, on behalf of the Shareholders, shall have the right to make one or more Qualified Offers in accordance with the terms of this Agreement. In connection with a Qualified Offer, New Dynegy shall accept or reject such Qualified Offer in writing as promptly as practicable after receipt thereof. If New Dynegy does not accept such Qualified Offer in writing within 30 days after receipt thereof, such Qualified Offer shall be deemed rejected. If a Qualified Offer is rejected, New Dynegy shall, upon the request of the Shareholders Representative, on behalf of the Shareholders, made within five business days following such rejection, (A) conduct an Auction in which the Shareholders may

Annex D-8

participate, but shall have no special priority or other rights vis-à-vis other bidders, (B) conduct an Auction in which no member of the Shareholder Control Group or Luminus or the Controlled Affiliates of any such Person may participate, but at the successful conclusion of which the Shareholders shall have the right to acquire all, but not less than all, the outstanding voting securities of New Dynegy at a cash purchase price per share equal to 105% of the purchase price per share set forth in the bid selected by the Board, or (C) continue in its ordinary course of business without giving effect to the rejected Qualified Offer. Any Auction conducted pursuant to this Section 2.01(b) shall be completed within 120 days after New Dynegy receives the relevant Qualified Offer, and the corresponding sale shall close within 60 days after the completion of such Auction.

(ii) New Dynegy shall immediately notify the Shareholders Representative in writing, upon the conclusion of an Auction conducted pursuant to Section 2.01(b)(i)(B), which notice shall include the identity of the winning bidder and the purchase price per share set forth in the winning bid. If the Shareholders Representative, on behalf of the Shareholders, elects to acquire all, but not less than all, the outstanding voting securities of New Dynegy following the successful conclusion of an Auction conducted pursuant to Section 2.01(b)(i)(B), the Shareholders Representative shall deliver a written notice of such election for such acquisition to New Dynegy within 10 days of the conclusion of the relevant Auction. The Board shall promptly approve such acquisition by the Shareholders and, within 10 days of the date of the written notice from the Shareholders Representative, New Dynegy shall execute and enter into a definitive agreement with the Shareholders with respect to such acquisition. Such definitive agreement shall include customary terms and conditions, including (A) a termination fee payable upon termination of such definitive agreement (or customary “tail” provision) equal to 5% of the aggregate value of New Dynegy, based on the per share value payable by the Shareholders under such agreement multiplied by the number of shares of Common Stock outstanding at such time and (B) the right of New Dynegy to terminate the transaction and pay such termination fee to the Shareholders if the Board determines that it is necessary for New Dynegy to terminate the transaction in order for the Board to properly discharge its fiduciary duties. Failure to deliver the notice referred to in the second sentence of this clause (ii) shall be deemed to be an election by the Shareholder Representative, on behalf of the Shareholders, to not acquire all, and not less than all, the outstanding voting securities of New Dynegy.

(iii) If the Shareholders are not the winning bidder in an Auction conducted pursuant to Section 2.01(b)(i)(A) and that is successfully concluded, or do not provide notice of their election to purchase all, but not less than all, the outstanding voting securities of New Dynegy at the successful conclusion of an Auction conducted pursuant to Section 2.01(b)(i)(B), the Shareholders agree that, except as set forth in Section 2.01(b)(v), they shall vote their Class B Shares in favor of the successful bidder’s transaction and not exercise dissenter’s rights, shall tender their shares (in the event of a tender offer), and shall otherwise reasonably cooperate in consummating the transaction.

(iv) If the Shareholders Representative, on behalf of the Shareholders, elects to proceed with an Auction under Section 2.01(b)(i)(A) or 2.01(b)(i)(B), and the Auction is not successfully concluded within 120 days after New Dynegy receives the relevant Qualified Offer, the Shareholders may either (A) proceed with their Qualified Offer (which may take the form of a tender offer or exchange offer) and close such transaction within 60 days thereafter or (B) reinitiate the Auction process by submitting a new Qualified Offer.

(v) If (A) following the successful conclusion of an Auction the corresponding sale does not close within 60 days thereafter, (B) New Dynegy fails to enter into a definitive agreement with the Shareholders for the acquisition of all the outstanding voting securities of New Dynegy in accordance with Section 2.01(b)(ii), or (C) New Dynegy terminates any definitive agreement entered into with the Shareholders pursuant to Section 2.01(b)(ii) as a result of a Board determination that it is necessary for New Dynegy to terminate the transaction in order for the Board to properly discharge its fiduciary duties, the Shareholders shall have no obligation to vote in favor of any other transaction or tender their shares to any other third party, and may, in their discretion, proceed with a tender or exchange offer for all, but not less than all, the outstanding voting securities of New Dynegy not directly owned by the Shareholders, at such price as the Shareholders shall choose irrespective of any other provisions of this Agreement. The Shareholders shall in addition be free to pursue any other rights and remedies which they may then have against New Dynegy.

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(vi) New Dynegy and each of the Shareholders agree that the purchase price set forth in any Qualified Offer is highly confidential and, as such, New Dynegy and each of the Shareholders shall not (and New Dynegy shall cause each of New Dynegy’s Controlled Affiliates to not, and the Shareholders shall cause each member of the Shareholder Control Group and its Controlled Affiliates and Luminus to not), to the extent legally permissible, disclose such purchase price to any Person without the prior written consent of the other parties.

(vii) To the extent that a successful bidder in an Auction proposes a purchase price that is not solely for cash, the stock component of such bid shall not be greater in value (on a per share basis at the time of execution) than the cash component of such bid, and the bid shall provide for sufficient cash (or be on such other terms) such that the Shareholders shall have the right and the ability to receive solely cash for their Class B Shares. In such a case, if the Shareholders elect to acquire all, but not less than all, the outstanding voting securities of New Dynegy following such Auction, the purchase price per share set forth in the successful bid shall be the average value per share at the time of execution in such bid.

(viii) For purposes of this Section 2.01(b), an Auction shall be deemed not to have been successfully concluded unless the bid selected by the Board, other than a bid by the Shareholders, is for all the outstanding voting securities of New Dynegy or all or substantially all of New Dynegy’s assets.

(ix) To the extent that the Shareholders elect under this Section 2.01(b) to acquire all, but not less than all, the outstanding voting securities of New Dynegy not directly owned by the Shareholders through a tender offer, the Shareholders agree to not complete such tender offer unless and until holders of a majority of the Class A Shares then outstanding have tendered their Class A Shares to the Shareholders pursuant to the terms of such tender offer.

(x) If, during any 18-month period, the Class B Directors, pursuant to their rights under Article III, Section 7(B)(b)(1) and (2) of New Dynegy’s Bylaws, vote in such a way on at least two separate occasions (each with a different counterparty and pursuant to different terms) that it prevents the sale, merger or consolidation of New Dynegy or the sale of all or substantially all of New Dynegy’s assets, and within 45 days after the second such vote the majority of the Class A Directors elect to pursue a sale, merger or consolidation of New Dynegy or the sale of all or substantially all of New Dynegy’s assets that is distinct from (with a different counterparty and pursuant to different terms than) such transactions prevented by the Class B Directors:

(A) the Shareholders shall be deemed to have made a Qualified Offer, with such Qualified Offer being deemed rejected by New Dynegy and the Shareholders being deemed to have collectively elected for New Dynegy to conduct an Auction in accordance with Section 2.01(b)(i)(A) or, if the Shareholders Representative elects, Section 2.01(b)(i)(B) (except that the Shareholders shall not be entitled to the rights granted them under Section 2.01(b)(iv)); and

(B) the Class B Directors shall not be entitled to their rights under Article III, Section 7(B) of New Dynegy’s Bylaws with respect to any transaction resulting from such Auction other than as members of the whole Board.

SECTION 2.02. Transfer Restrictions. Until the expiration of the Lock-Up Period, the Shareholders shall not Transfer any Class B Shares except in a transaction pursuant to Article II or any rule, regulation, order, writ or decree of any Governmental Authority; provided, however, that:

(a) During the period beginning from the date that is 180 days after the Closing Date to the date that is 360 days after the Closing Date, 21,250,000 Class B Shares shall become Transferable by the Shareholders pursuant to one or more Widely Dispersed Sales, with an additional 21,250,000 Class B Shares becoming Transferable by the Shareholders pursuant to one or more Widely Dispersed Sales on and after the first day of each succeeding 180-day period thereafter; provided, however, that if the Shareholders Transfer collectively fewer than the amount of Class B Shares permitted to be Transferred during any such 180-day period pursuant to this Section 2.02(a), an unused amount of up to 21,250,000 Class B Shares may be carried over to the next

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succeeding 180-day period. For the avoidance of doubt, in no event may the Shareholders Transfer more than 42,500,000 Class B Shares during any such 180-day period. In connection with the foregoing, if any Shareholder Transfers any Class B Shares under this Section 2.02(a) pursuant to a Widely Dispersed Sale that is not a Public Sale, such Shareholder shall obtain in the relevant purchase agreement a representation from each Transferee of such Class B Shares that (i) such Transferee shall not have acquired pursuant to such Transfer Class B Shares representing greater than 3% of New Dynegy’s total outstanding Common Stock at such time and (ii) immediately following such Transfer, such Transferee, together with its Affiliates, would not Beneficially Own more than 5% of New Dynegy’s total outstanding Common Stock after giving effect to such Transfer.

(b) Notwithstanding any other provisions of this Agreement, (i) each Shareholder may tender all or a part of the Class B Shares directly owned by it to a third party at any time pursuant to a tender offer of Common Stock of New Dynegy approved by the Board and (ii) each Shareholder (A) on and after the Closing Date may Transfer all or a part of the Class B Shares directly owned by it to any Permitted Transferee (provided that such Transfer shall only be valid if the Permitted Transferee complies with Section 8.17) and (B) on and after the date that is 180 days after the Closing Date may, in a transaction or series of related transactions, distribute all or a part of the Class B Shares or other New Dynegy securities directly owned by it to any of its direct or indirect owners (such distribution by a Shareholder being referred to herein as a “Distribution”); provided, however, that in the case of this clause (B) the Shareholder making such Distribution shall notify New Dynegy, no later than five business days prior to the date of such Distribution, that it intends to make such Distribution. Upon receipt of the notice from such Shareholder, New Dynegy may, by notifying such Shareholder prior to such Distribution, block such Distribution by such Shareholder for a period of up to 60 days in connection with any proposed underwritten public offering by New Dynegy of its securities; provided, however, that New Dynegy may exercise the foregoing blocking right with respect to all Distributions no more than once during any calendar year. No Class B Shares may be Transferred to a member of the Shareholder Control Group or Permitted Transferee pursuant to a Distribution unless such Transferee executes a joinder as contemplated by Section 6.04 or Section 8.17, respectively.

(c) Following the expiration of the Lock-Up Period, members of the Shareholder Control Group may freely Transfer their Class B Shares in accordance with law, except that the Shareholders shall not, without the prior consent of the Board, Transfer any Class B Shares to any Person (other than as contemplated under Section 2.02(b)) if, after giving effect to such Transfer, such Person and its Affiliates would collectively own 15% or more of New Dynegy’s total outstanding Common Stock at such time (in the case of a Transfer made through the New York Stock Exchange, as determined by reference to the relevant Schedule 13D and/or 13G filings publicly available with the SEC as of the date of such Transfer).

(d) Upon any Transfer or Distribution of Class B Shares to any Person that is not a member of the Shareholder Control Group, such Transferee’s Class B Shares shall automatically be converted into Class A Shares pursuant to provisions set forth in New Dynegy’s Certificate of Incorporation. This Agreement shall not affect the Transferability of any Class A Shares.

(e) The Shareholders Representative shall notify New Dynegy, no later than 60 days prior to the date thereof, of any Transfer that will result in New Dynegy ceasing to be a “Designated Affiliate” as defined in and under (i) the First Lien Credit Agreement dated as of May 4, 2006 (the “First Lien Credit Agreement”), among LSP GEN Finance Co, LLC, as Borrower, the Guarantors named therein, the Initial Lenders, Initial Issuing Bank and Initial Swing Line Bank named therein and Credit Suisse, as Administrative Agent and First Lien Collateral Agent or (ii) the Second Lien Credit Agreement dated as of May 4, 2006 (together with the First Lien Credit Agreement, the “Credit Agreements”), among LSP GEN Finance Co, LLC, as Borrower, the Guarantors named therein, the Initial Lenders named therein and Credit Suisse, as Administrative Agent and Second Lien Collateral Agent. The obligations of the Shareholders Representative under this Section 2.02(e) shall terminate upon New Dynegy becoming a “Permitted Holder” as defined in and under each of the Credit Agreements.

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SECTION 2.03. Time Periods. Whenever a provision of Article II or Article III provides that an action is to be taken within a specified period of time, such period shall be increased to the extent reasonable to accommodate obtaining any required approvals from any Governmental Authorities.

SECTION 2.04. Shares Subject to the Agreement. Except as otherwise provided for herein, all Class B Shares now or hereafter owned by a Shareholder or member of the Shareholder Control Group shall be subject to the terms of this Agreement.

SECTION 2.05. References to Class B Shares. With respect to any Transfer, a reference to Class B Shares herein shall be deemed to include the Class A Shares or other securities issuable upon conversion of the Class B Shares in accordance with New Dynegy’s Certificate of Incorporation.

SECTION 2.06. Legend and Stop Transfer Order. To assist in effectuating the provisions of this Agreement, the Shareholders hereby consent:

(a) to the placement of the following legend on all certificates certifying ownership of the Class B Shares until such Class B Shares have been sold, transferred or disposed of pursuant to the requirements of Article II hereof:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR APPLICABLE STATE SECURITIES OR BLUE SKY LAWS. Additionally, the securities represented by this certificate are subject to the provisions of a Shareholder Agreement dated as of September 14, 2006 by and among Dynegy Acquisition, Inc. and the shareholders party thereto and may not be sold, transferred, pledged, hypothecated or otherwise disposed of except in accordance therewith. A copy of said agreement is on file at the office of the Secretary of Dynegy Acquisition, Inc.”; and

(b) to the entry of a stop transfer order with the transfer agent or agents of New Dynegy securities against the transfer of Class B Shares except in compliance with the requirements of this Agreement, or, if New Dynegy is its own transfer agent with respect to any Class B Shares, to the refusal by New Dynegy to transfer any such securities except in compliance with the requirements of this Agreement.

ARTICLE III

Board of Directors; Major Decisions

SECTION 3.01. Board of Directors. Immediately after the Closing (as defined in the Merger Agreement) the Board shall consist of 11 Directors, three of which shall have been nominated by the Shareholders and eight of which shall have been members of the board of directors of Dynegy Inc., an Illinois corporation, immediately prior to the Closing Date. At any time after the Closing Date the composition of the Board and the election of Directors shall be in accordance with New Dynegy’s Certificate of Incorporation.

SECTION 3.02. Major Decisions. At any time when the Shareholders collectively directly own Class B Shares representing greater than or equal to 15% of the total combined voting power of New Dynegy’s outstanding voting securities, New Dynegy shall not, and shall not permit any of its subsidiaries or Controlled Affiliates to, and no officer, employee or agent of New Dynegy or any subsidiary or Controlled Affiliate thereof shall, take any “Major Decision”, as defined in Article III, Section 7(B) of New Dynegy’s Bylaws, if all of the Class B Directors present at the meeting where such Major Decision is considered vote against such Major Decision. For informational purposes only, a copy of Article III, Section 7(B) of New Dynegy’s Bylaws is included in Schedule I hereto.

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SECTION 3.03. Committee Membership. Subject to applicable law, at any time when holders of Class B Shares have the right to elect Class B Directors pursuant to New Dynegy’s Certificate of Incorporation, at least one of the members of each committee of the Board (other than any committee the mandate of which is limited solely to (i) considerations of matters relating to New Dynegy’s relationship with the Shareholders and their Affiliates or (ii) nominations of candidates for Class A Directors) shall be a Class B Director, provided, however, that the requirement of this Section 3.03 shall not apply with respect to a committee of the Board at any time (a) when none of the Class B Directors satisfies the independence requirements of the New York Stock Exchange and/or the SEC, as applicable, for eligibility to serve as a member of such committee of the Board, (b) when all Class B Directors decline to serve on such committee or (c) when the Shareholders decline to elect any Class B Director.

ARTICLE IV

Certain Agreements Relating to New Dynegy

SECTION 4.01. Sales of Class B Shares. New Dynegy shall not issue or agree to issue to any Person other than the Shareholders any Class B Shares (or any security convertible or exchangeable into such Class B Shares or any option, warrant or other right to acquire such Class B Shares) without the prior written consent of the Shareholders Representative.

SECTION 4.02. Restraints on Shareholders Ownership. New Dynegy shall not adopt a shareholder rights plan, “poison pill” or similar device that prevents the Shareholders from exercising their rights under this Agreement, New Dynegy’s Certificate of Incorporation or New Dynegy’s Bylaws.

SECTION 4.03. Board Representation of Shareholders. Other than with respect to Class B Directors, the Shareholders shall not, and shall cause members of the Shareholder Control Group and Luminus to not, directly or indirectly, place representatives on New Dynegy’s Board or seek the removal of any Director, except in accordance with their rights as holders of the Class B Shares as set forth in New Dynegy’s Certificate of Incorporation.

ARTICLE V

Preemptive Rights

SECTION 5.01. Employee Benefit Plans; Certain Recapitalization Securities. (a) If New Dynegy issues any Common Stock or other equity securities pursuant to stock option, restricted stock or other employee benefit plans, within 30 days following the end of each fiscal quarter New Dynegy shall notify the Shareholders Representative in writing of all such issuances. Within 30 days after the receipt of such notification, the Shareholders Representatives, on behalf of the Shareholders, may notify New Dynegy of the Shareholders’ intent to purchase their “proportionate share” or less of such Common Stock or such other equity securities, in which event New Dynegy shall issue such Common Stock or such other equity securities to the Shareholders in exchange for the purchase price.

(b) Notwithstanding the foregoing, if New Dynegy is subject to a stock split or reverse split, or declares dividends or makes other distributions in the form of securities and/or other properties, the Shareholders shall receive the kind and amount of securities and/or other properties they are entitled to receive upon such transaction as a holder of equity securities of New Dynegy (including, but not limited to, securities and/or other properties that they would have been entitled to receive had they converted their Class B Shares into Class A Shares immediately prior to such transaction). In no event shall the Shareholders’ proportionate interest in the equity securities of New Dynegy be affected by any such transaction.

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SECTION 5.02. Other Issuances. If New Dynegy issues any equity securities other than as described in Section 5.01, promptly, but in all events within 30 days following each such issuance, New Dynegy shall notify the Shareholders Representative in writing of such issuance. Within 30 days after the receipt of such notification, the Shareholders Representative, on behalf of the Shareholders, may notify New Dynegy in writing of the Shareholders’ intent to purchase their proportionate share or less of such equity securities, in which event New Dynegy shall issue such equity securities to the Shareholders in exchange for the purchase price.

SECTION 5.03. Intended Issuances. Notwithstanding the provisions of Section 5.02, to enable New Dynegy to efficiently structure financings and other securities issuances, if New Dynegy notifies the Shareholders Representative in writing of the material terms of an intended issuance of any equity securities, as promptly as practicable thereafter the Shareholders Representative, on behalf of the Shareholders, shall notify New Dynegy in writing of the Shareholders’ election to purchase their proportionate share or less of such equity securities, in which case New Dynegy shall issue such equity securities to the Shareholders in exchange for the purchase price at the time of the issuance to others. If the material terms of the intended issuance change prior to issuance, New Dynegy shall promptly give the Shareholders Representative written notice thereof, and as promptly as practicable thereafter the Shareholders Representative, on behalf of the Shareholders, shall reconfirm (or reverse) the prior election of the Shareholders in writing.

SECTION 5.04. Purchase Price. The purchase price for Common Stock or such other equity securities issued pursuant to Section 5.01 or 5.02 shall equal: (a) if the securities are issued in an arms’ length transaction based upon the market price of New Dynegy’s securities, at the price of such issuance less any issuance discount or underwriting or similar fees, (b) if clause (a) does not apply, at the mean closing price on the New York Stock Exchange (or other primary market for the relevant securities) over the 20 trading days most immediately preceding the issuance, (c) if neither clause (a) or (b) applies, at the fair market value thereof as determined for purposes of complying with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if a notification is required pursuant to such Act, and (d) otherwise at the fair market value thereof, in cash, as determined in good faith by the Board.

SECTION 5.05. Proportionate Share. For purposes of the issuance of securities to the Shareholders pursuant to this Article V, a Shareholder’s “proportionate share” shall be that number of shares of Common Stock or other equity securities that preserves such Shareholder’s proportionate interest in the Common Stock of New Dynegy on a fully-diluted basis (in the case of Common Stock or other equity securities that are convertible into, exercisable for or exchangeable for Common Stock) or in the relevant class of equity securities (in the case of equity securities that are not convertible into, exercisable for or exchangeable for Common Stock) at the same level as prior to the issuance that triggered such Shareholder’s rights. If, in connection with an issuance of securities, a Shareholder does not purchase all securities available to be purchased by such Shareholder as a result of the grant of the preemptive rights under this Article V, such Shareholder shall be deemed to have forfeited its rights to purchase the securities in connection with such issuance.

SECTION 5.06. Nature of Securities. (a) To the extent that the Shareholders are entitled to purchase or receive Class A Shares pursuant to this Article V or Section 2.01, such Class A Shares shall instead be issued as Class B Shares to the Shareholders on a one-for-one basis.

(b) To the extent that the Shareholders are entitled to purchase or receive any other voting securities pursuant to this Article V or Section 2.01, New Dynegy and the Shareholders shall negotiate in good faith and agree upon the nature of the securities and, if applicable, the restrictions on or privileges of, such securities so that the purposes of this Agreement are effected.

(c) The Shareholders shall have no preemptive rights with respect to securities that do not, and do not convert into other securities that may, participate in the earnings of New Dynegy or, absent a payment or other default, in the election of Directors.

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SECTION 5.07. Presumption. To facilitate future reviews of the books and records of New Dynegy, there shall be an irrefutable presumption that this Article V has been fully complied with by New Dynegy: (a) with respect to all issuances during any fiscal year, absent a filing by a Shareholder with the SEC (for instance, on a Schedule 13D) within 180 days following the end of such fiscal year of a document stating its belief that it was not issued the securities that it was entitled to during such fiscal year, and (b) with respect to all issuances, absent the institution of litigation against New Dynegy by a Shareholder prior thereto, 180 days following the last date on which there have been any Class B Shares outstanding.

SECTION 5.08. Effectiveness of Preemptive Rights. New Dynegy shall use its best efforts to cause the rights of the Shareholders under this Article V to remain effective under the applicable rules and regulations of any national securities exchange on which any securities of New Dynegy are listed. Such best efforts shall include (i) submitting the provisions of this Article V for reapproval by holders of New Dynegy’s voting securities as necessary and (ii) retaining a proxy solicitation firm to solicit proxies in favor of such approving such matter.

ARTICLE VI

Certain Agreements Relating to

the Shareholders and the

Shareholder Control Group

SECTION 6.01. Change of Control. Upon the occurrence of a Change of Control, the provisions of Section 2.01(b), Section 3.02 and Article V shall cease to be in effect; provided, however, that the foregoing shall in no way affect the rights of holders of Class B Shares under New Dynegy’s Certificate of Incorporation.

SECTION 6.02. Shareholder Control Group, Permitted Transferees and LS Holders Schedule. The Shareholders have provided New Dynegy, as of the date hereof, an accurate and complete list of all members of the Shareholder Control Group, all Permitted Transferees and all Persons holding equity interests in LS Power Development, LLC. On the Closing Date, and on June 30 and December 15 of each year, the Shareholders Representative shall submit a true and correct schedule naming all Persons who are members of the Shareholder Control Group or Permitted Transferees on such date; provided, however, that the Shareholders Representative may update such schedule at any time to reflect the members of the Shareholder Control Group and/or Permitted Transferees as of the time of such update.

SECTION 6.03. Ownership of Shares. As of the date hereof, no Initial Shareholder owns, and immediately prior to the Closing (as defined in the Merger Agreement), no Initial Shareholder shall own, any share of Common Stock or any share of common stock of Dynegy Inc., an Illinois corporation.

SECTION 6.04. Joinder. If a member of the Shareholder Control Group becomes a direct owner of any voting securities of New Dynegy, the Shareholders Representative shall, upon obtaining actual knowledge of such direct ownership, use its reasonable best efforts to cause such Person to execute a joinder agreement to this Agreement and become a Shareholder hereunder. Any Shareholder obtaining actual knowledge of any member of the Shareholder Control Group acquiring Common Stock shall inform New Dynegy of such fact as soon as practicable. If such member of the Shareholder Control Group does not execute a joinder agreement to this Agreement and become a Shareholder hereunder, the Class B Shares of such Person shall not be deemed to be outstanding for purposes of Section 3.01, Section 3.02 and Article V.

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ARTICLE VII

Shareholders Representative

SECTION 7.01. Authorization of Shareholders Representative. (a) LS Power Development, LLC is hereby appointed, authorized and empowered as the representative of each Shareholder (in such capacity, the “Shareholders Representative”) to act on behalf of each Shareholder in connection with the enforcement of the rights of, and the performance of the obligations of, the Shareholders under this Agreement, including:

(i) to execute and deliver such amendments, waivers and consents in connection with this Agreement as the Shareholders Representative, in its reasonable discretion, may deem necessary or desirable to give effect to the provisions of this Agreement;

(ii) to enforce (or refrain from enforcing) and protect the Shareholders’ rights and interests arising out of, or under or in any manner relating to, this Agreement; and

(iii) to execute, acknowledge and deliver all such other contracts, agreements, schedules, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings and to perform any and all actions that the Shareholders Representative, in its reasonable discretion, may deem necessary in connection with or to carry out the activities described in this Section 7.01(a).

(b) The Shareholders Representative’s authority under this Section 7.01 (i) is coupled with an interest and is being granted, in part, as an inducement to the Shareholders and New Dynegy to enter into this Agreement, (ii) shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Shareholder and shall be binding on any successor thereto and (iii) may be exercised, subject to Section 7.03, by the Shareholders Representative by signing in its capacity as the Shareholders Representative on behalf of any Shareholder.

SECTION 7.02. Compensation; Exculpation; Indemnity. (a) The Shareholders Representative is not entitled to any fee, commission or other compensation for the performance of its service hereunder.

(b) In dealing with this Agreement and any instruments, agreements or documents relating thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Shareholders Representative hereunder or thereunder, (i) the Shareholders Representative shall not assume any, and shall not incur any, liability whatsoever to any Shareholder because of any error in judgment or other act or omission performed or omitted hereunder or in connection with this Agreement, including such errors, acts or omissions attributable to the Shareholders Representative’s own negligence and (ii) the Shareholders Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Shareholders Representative pursuant to such advice shall not subject the Shareholders Representative to liability to any Shareholder.

SECTION 7.03. Removal and Replacement of Shareholders Representative. (a) If the Shareholders Representative or its successor, heir or representative, as the case may be, notifies the Shareholders that the Shareholders Representative is unable to perform its duties hereunder, within 10 business days of such notice, the Shareholders holding a majority of the Class B Shares then held by all Shareholders at such time shall appoint a successor Shareholders Representative.

(b) Any Shareholders Representative may be removed at any time by a written notice from the Shareholders holding a majority of the Class B Shares then held by all Shareholders at such time, which written notice shall be delivered to (i) the Shareholders Representative being replaced, (ii) all Shareholders and (iii) New Dynegy; provided, however, that such Shareholders Representative shall continue to serve in its capacity as Shareholders Representative until such time that the Shareholders delivering such written notice of removal appoint a successor Shareholders Representative.

Annex D-16

(c) If any successor Shareholders Representative is appointed under this Section 7.03, such appointment shall be effective upon delivery of written notice thereof executed by the applicable Shareholders to each of (i) the Shareholders Representative being replaced, (ii) all Shareholders and (iii) New Dynegy. Any successor Shareholders Representative shall have all of the authorities and responsibilities conferred upon, or delegated to, a Shareholders Representative pursuant to this Agreement.

SECTION 7.04. Reliance; Limitations. (a) New Dynegy may rely, without inquiry, and until the receipt of written notice of a change in the Shareholders Representative under Section 7.03, may continue to rely, without inquiry, upon the action of the Shareholders Representative as the action of each Shareholder in all matters referred to in this Article VII; provided, however, that if New Dynegy is given written notice of the appointment of a successor Shareholders Representative under Section 7.03, New Dynegy shall recognize, and shall only be able to rely upon the action of, such successor Shareholders Representative as the Shareholders Representative for all purposes under this Agreement.

(b)Except as set forth in this Section 7.04, this Article VII creates no binding obligations between New Dynegy, on the one hand, and the Shareholders, on the other hand.

ARTICLE VIII

General Provisions

SECTION 8.01. Effectiveness and Term. (a) This Agreement shall be effective as of, and on the date of, the Closing Date; provided, however, that the provisions of Section 6.02 and Section 6.03 shall be effective as of the date hereof. If the Merger Agreement is terminated prior to the Closing Date, this Agreement shall terminate and all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.

(b)(i) The provisions of Section 2.01(b) and 3.02 shall cease to be in effect on and after the date that the Shareholders collectively directly own Class B Shares representing less than 15% of the total combined voting power of all outstanding voting securities of New Dynegy at such time and (ii) the remaining provisions of this Agreement (other than the provisions of this Article VIII) shall cease to be in effect on and after the date that no Class B Shares remain outstanding.

SECTION 8.02. Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of New Dynegy’s Common Stock, then, upon the occurrence of any split, subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement will automatically be proportionally adjusted to reflect the effect of such subdivision, combination or stock dividend on the outstanding shares of such class or series of Common Stock.

SECTION 8.03. Intent and Interpretation. Each of parties hereto stipulates and acknowledges that New Dynegy has made, prior to the date hereof, a careful evaluation of the Initial Shareholders, their investment objectives with regard to the Class B Shares and their lack of intent to obtain control of New Dynegy by its acquisition thereof, and the compatibility of such objectives with the objectives of New Dynegy; that such factors were critical to New Dynegy in the decision to consummate the Acquisition and thereby issue a large block of voting securities to the Initial Shareholders; that, absent the restrictions in this Agreement, ownership of the Class B Shares would present an unusual opportunity for the Shareholders to gain effective control of New Dynegy; that New Dynegy might have reached a different decision with regard to the Acquisition and the resulting issuance of the Class B Shares to a group of related Persons had such Persons been other than the Initial Shareholders; therefore, that the restrictions set forth in this Agreement are a material part of the consideration received by New Dynegy for the issuance of the Class B Shares in the Acquisition, and that the primary intent of such restrictions is to ensure that such block of securities does not come to rest in the hands or under the control

Annex D-17

of any single holder or group of holders other than the Shareholders and that the size of such block of securities is not, except as otherwise herein provided, increased over a prescribed amount, without the consent of New Dynegy. The Initial Shareholders acknowledge and agree that such purpose and intent are reasonable and that the restrictions set forth in this Agreement are reasonable in view of such purpose and intent. Further, the Shareholders and New Dynegy agree that, should any disagreement arise in the interpretation of any such restrictions as applied to any set of facts, such disagreement shall be resolved by interpreting and applying each restriction in the manner that will most nearly effectuate the purpose and intent of such restrictions as herein stated.

SECTION 8.04. Specific Enforcement. Each of the parties hereto acknowledges and agrees that the other parties hereto would be irreparably damaged and that money damages are not an adequate remedy if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached because, among other reasons, each such provision relates to potential control of New Dynegy. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce this Agreement and the terms and provisions hereof in any court of the United States or any state thereof, in addition to any other remedy to which such party may be entitled, at law or in equity. It is further agreed that none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 8.05. Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, and in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties’ intentions hereunder.

SECTION 8.06. Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case to the applicable addresses set forth below (or to such other address as such party may designate in writing from time to time):

If to New Dynegy:

c/o Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, TX 77002

Attention: General Counsel

Telecopy: (713) 507-6808

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld, LLP

1111 Louisiana St.

44th Floor

Houston, TX 77002

Attention: Julien R. Smythe, Esq.

Telecopy: (713) 236-0822

Annex D-18

If to a Shareholder:

c/o LS Power Development, LLC

1700 Broadway

35th Floor

New York, NY 10019

Attention: Senior Counsel

Telecopy: (212) 615-3440

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention: Ronald Cami, Esq.

Telecopy: (212) 474-3700

or to such other address as such party shall have designated by notice so given to each other party.

SECTION 8.07. Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by all of the parties hereto (or their successors).

SECTION 8.08. Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

SECTION 8.09. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

SECTION 8.10. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of his or her right to exercise any such or other right, power or remedy or to demand such compliance.

SECTION 8.11. No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of and shall not be enforceable by any Person who or which is not a party hereto.

SECTION 8.12. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, and (b) the United States District Court for the District of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto agrees to commence any such action, suit or proceeding either in the United States District Court for the District of Delaware, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Court of Chancery of the State of Delaware. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 8.12. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement and the other transactions contemplated

Annex D-19

hereby in (i) the Court of Chancery in the State of Delaware, or (ii) the United States District Court for the District of Delaware, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

SECTION 8.13. Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of Delaware, without giving effect to its rules on conflicts of law.

SECTION 8.14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.15. Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

SECTION 8.16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, of the parties hereto.

SECTION 8.17. Successors and Assigns. The Shareholders shall not assign this Agreement without the written consent of New Dynegy, except to Permitted Transferee to whom Class B Shares are transferred as contemplated herein. The Shareholder that is Transferring Class B Shares to such Permitted Transferee shall cause such Permitted Transferee to execute a joinder agreement to this Agreement as a condition to such Transfer, the failure of which shall render such Transfer null and void. New Dynegy may assign this Agreement only to any successor to substantially all of its business as a result of a merger, consolidation or sale by New Dynegy. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

SECTION 8.18. Luminus. To the extent that Luminus is required to perform certain obligations, or is entitled to certain rights or benefits, under this Agreement, the Shareholders Representative shall cause Luminus to perform such obligations, and shall be entitled to enforce such rights or benefits on behalf of Luminus.

IN WITNESS WHEREOF, the parties hereto have duly and validly executed this Shareholder Agreement as of the day and year first above written.

DYNEGY ACQUISITION, INC.,

By:	/S/ LYNN A. LEDNICKY
Name:	Lynn A. Lednicky
Title:	Executive Vice President

LS POWER PARTNERS, L.P.,

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

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LS POWER ASSOCIATES, L.P.,

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LS POWER EQUITY PARTNERS, L.P.,

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LSP POWER EQUITY PARTNERS PIE I, L.P.,

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

LSP GEN INVESTORS, L.P.,

By: LS Power Partners, L.P., its General Partner

By: LS Power Development, LLC, its General Partner

By:	/S/ FRANK HARDENBERGH
Name:	Frank Hardenbergh
Title:	Authorized Signatory

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SCHEDULE I to

Shareholder Agreement

Certain of the provisions to be included in the Bylaws:

At any time when holders of the Class B common stock collectively directly own Class B common stock representing greater than or equal to 15% of the total combined voting power of the corporation’s outstanding voting securities, the corporation shall not, and shall not permit any of its subsidiaries or Controlled Affiliates to, and no officer, employee or agent of the corporation or any subsidiary or Controlled Affiliate thereof shall, take any of the following actions (each, a “Major Decision”), if all of the Class B Directors present at the meeting where such action is considered vote against such action:

(a) any amendment of the Certificate of Incorporation or Bylaws of the corporation, or adoption of any provision of the Certificate of Incorporation or Bylaws of the corporation, after the date of the initial adoption of the Bylaws of the corporation;

(b) (1) any merger or consolidation of the corporation, (2) any disposition of assets or businesses of the corporation or any of its subsidiaries or Controlled Affiliates, whether by merger or otherwise, where such sale has an aggregate fair market value in excess of $350,000,000, (3) any acquisition, binding capital commitment, guarantee or investment (other than guarantees of obligations or investments in, wholly-owned subsidiaries) by the corporation and its subsidiaries and Controlled Affiliates, whether by merger or otherwise, the aggregate amount, asset value or consideration for which is in excess of $350,000,000, or (4) any joint venture involving the corporation or any of its subsidiaries or Controlled Affiliates where the assets to be contributed by the corporation and/or its subsidiaries, at the time of the binding commitment to contribute or form such joint venture is entered into, have a fair market value in excess of $350,000,000;

(c) payment of dividends or similar distributions by the corporation or any change in policies regarding dividends or similar distributions, other than dividends or distributions made in the form of:

(1) cash; provided that at the time of declaration of such dividend, the corporation has received an indicative rating that, after giving effect to such dividend, its senior unsecured credit ratings would be BB- (with stable outlook) or better from S&P and Ba3 (with stable outlook) or better from Moody’s, or

(2) Common Stock;

(d) engagement of the corporation or its subsidiaries or Controlled Affiliates in any business other than its existing lines of business as of the date hereof and lines of business reasonably related thereto;

(e) any liquidation or dissolution of the corporation, or the approval of a Company Bankruptcy Event with respect to the corporation or any of its subsidiaries or Controlled Affiliates (other than any such event involving a subsidiary having an asset value of less than $50,000,000);

(f) issuance of (1) any Class A common stock (including options, warrants, convertible securities and other rights to subscribe for any Class A common stock) in any transaction the aggregate consideration for which is in excess of $500,000,000 or (2) any Class B common stock or any new series of common stock or preferred stock of the corporation (including options, warrants, convertible securities and other rights to subscribe for any Class B common stock or any such new series of common stock or preferred stock);

(g) incurrence of any Indebtedness by the corporation or any of its subsidiaries or Controlled Affiliates (other than any Indebtedness that refinances any existing Indebtedness of the corporation or any of its subsidiaries on terms that are substantially similar to, or more favorable to the corporation and any of its subsidiaries than, those of the Indebtedness being refinanced) that exceeds $500,000,000 in the aggregate;

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(h) hiring, or terminating the employment of, the Chief Executive Officer (other than Bruce A. Williamson);

(i) other than any joint venture arrangements with a holder of Class B common stock or an affiliate thereof, entering into any agreement or other action which purports to or in fact limits the activities which may be conducted by any holder of Class B common stock or any of its affiliates; and

(j) any other transaction (or series of related transactions) that would result in the payment or receipt of consideration (including the incurrence or assumption of indebtedness and liabilities) by the corporation and its subsidiaries or Controlled Affiliates having a fair market value in excess of $350,000,000. For purposes of this clause (j) fair market value for any hedging or similar transactions shall be based on the net exposure to the corporation or its subsidiaries or Controlled Affiliates as a result thereof.

“Company Bankruptcy Event” means (a) the voluntary commencement by a person of any proceeding or the voluntary filing of any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal, state or foreign bankruptcy, insolvency, receivership or similar law, (b) the consent by a person to the institution of, or causing such person to fail to contest in a timely and appropriate manner, any involuntary proceeding or any involuntary filing of any petition of the type described in clause (a) above, (c) the application for or consent by a person to the appointment of a receiver, trustee, custodian, sequestrator, conserver or similar official for such person or for a substantial part of such person’s property or assets, (d) the filing of an answer by a person admitting the material allegations of the petition filed against such person or, if applicable, any of its such person’s subsidiaries in any proceeding described in (a) above, (e) the consent by a person to any order for relief issued with respect to any proceeding described in (a) above, (f) the making of a general assignment for the benefit of creditors by a person, (g) a person admitting in writing the inability of the such person or any of its subsidiaries or causing a person or any of its subsidiaries to fail generally to pay its debts as they become due or (h) the taking of any action by a person for the purpose of effecting any of the foregoing. For purposes of this definition, Allegheny Hydro No. 1, Allegheny Hydro No. 2, Allegheny Hydro No. 8, L.P., Allegheny Hydro Partners, Ltd., Allegheny Hydro No. 9, L.P. and Allegheny Number 6 Hydro Partners shall not be deemed subsidiaries of the corporation.

“Controlled Affiliate” means (a) any entity that is consolidated with the corporation on the corporation’s consolidated financial statements, (b) any entity in which the corporation holds greater than or equal to 50% of the total combined voting power of such entity’s outstanding voting securities and (c) with respect to any specific matter, any entity over which the corporation has the power (by contract or otherwise) to prevent such entity from pursuing such matter, other than any such entity over which the Class B Control Group (as defined in the certificate of incorporation) also has the power (by contract or otherwise) to prevent such entity from pursuing such matter.

“Indebtedness” of any person means, without duplication, (a) all obligations of such person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person upon which interest charges are customarily paid, (d) all obligations of such person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), and (e) all capital lease obligations of such person. The Indebtedness of any person shall include (1) the Indebtedness of any other entity to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such person is not liable therefor, (2) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by such person, whether or not the Indebtedness secured thereby has been assumed and (3) all guarantees by such person of Indebtedness of others.

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ANNEX E

CORPORATE OPPORTUNITY AGREEMENT

CORPORATE OPPORTUNITY AGREEMENT, dated as of September 14, 2006 (this “Agreement”), between DYNEGY ACQUISITION, INC., a Delaware corporation (the “Company”) and LS POWER DEVELOPMENT, LLC, a Delaware limited liability company (“LS Power”).

WHEREAS, the Company and certain other parties have entered into a Plan of Merger, Contribution and Sale Agreement dated September 14, 2006 (the “Merger Agreement”), pursuant to which the Company agreed, among other things, to acquire (i) all of the ownership interests in entities that own certain power generating facilities and (ii) 50% of the ownership interest in an entity that owns certain development projects, each as specified in the Merger Agreement (the “Acquisition”) in exchange for, among other things, the issuance of the number of shares of Class B Common Stock (as defined below) of the Company specified in the Merger Agreement.

WHEREAS, following the consummation of the Acquisition, the holders of the Class B Common Stock are entitled to certain board representation and management rights relating to the Company pursuant to a Shareholder Agreement dated September 14, 2006 (the “Shareholder Agreement”) among the Company and the shareholders party thereto.

WHEREAS, the Company and members of the LS Control Group (as defined below) currently pursue, and are expected to continue to pursue, Acquisition Opportunities (as defined below) and, subsequent to the completion of any such acquisition, develop and operate the assets so acquired.

WHEREAS, in connection with the Merger Agreement, the Shareholder Agreement and the Acquisition, the Company and LS Power agree to enter into this Agreement to set forth certain agreements among the parties hereto relating to the pursuit of Acquisition Opportunities and related matters following the consummation of the Acquisition.

NOW, THEREFORE, in consideration of the premises and the mutual and independent covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. As used in this Agreement, each of the following capitalized terms is defined as follows:

“Acquisition” has the meaning specified in the recitals to this Agreement.

“Acquisition Opportunity” means a bona fide opportunity to acquire, directly or indirectly, any physical assets currently producing, or able to produce, electrical power for sale in the power markets.

“Board” means the board of directors of the Company.

“Change of Control” has the meaning specified in the Shareholder Agreement.

“Class B Common Stock” means shares of the Company’s Class B Common Stock, par value $0.01 per share.

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“Class B Director” means any Director elected by a class vote of holders of the Class B Common Stock pursuant to the Company’s Certificate of Incorporation.

“Company” has the meaning specified in the preamble to this Agreement.

“Consider” means, with respect to an Acquisition Opportunity, the earliest to occur of the following events with respect to such Acquisition Opportunity: (i) (A) if such Acquisition Opportunity is considered in connection with a formal auction thereof, five days before the Company places a indicative bid with respect to such matter, or (B) if such Acquisition Opportunity is considered in circumstances other than under clause (A), five days before the date on which the Company makes a written offer with respect to such Acquisition Opportunity, (ii) five days before the date on which board materials discussing such Acquisition Opportunity are delivered to the Board and (iii) the date on which the Board is first informed at a meeting that the Company is paying substantive attention to an Acquisition Opportunity. The terms “Considering” and “Considered” have correlative meanings.

“Controlled Affiliate” means, as to any Person (the “Controlling Person”), (i) any Person that is consolidated with the financial statements of such Controlling Person, (ii) any Person in which the Controlling Person holds greater than 50% of the total combined voting power of its outstanding voting securities and (iii) with respect to any specific matter, any entity over which the Controlling Person has the power (by contract or otherwise) to prevent such Person from pursuing such matter.

“Director” means a member of the Board.

“Group” is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“LS Control Group” means, collectively, LS Power and its Controlled Affiliates.

“LS Power” has the meaning specified in the preamble to this Agreement.

“Merger Agreement” has the meaning specified in the recitals to this Agreement.

“Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization.

“Representative Director” has the meaning specified in Section 2.01(b)(2).

“Shareholder” or “Shareholders” have the meanings specified in the Shareholder Agreement.

“Shareholder Agreement” has the meaning specified in the recitals to this Agreement.

“Shareholder Control Group” has the meaning specified in the Shareholder Agreement.

ARTICLE II

Opportunities

SECTION 2.01. Allocation of Acquisition Opportunities. (a) Except as otherwise agreed in writing between the Company and LS Power, the Company shall notify LS Power as promptly as practicable upon or before Considering an Acquisition Opportunity for itself or on behalf of any of its Controlled Affiliates; provided, however, that if at any time following such notification to LS Power the Company decides in good faith to cease pursuing such Acquisition Opportunity, the Company shall, as soon as reasonably practicable, notify LS Power

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of such decision, and any member of the LS Control Group may thereafter pursue or complete such Acquisition Opportunity without being subject to any provision of this Section 2.01.

(b) In connection with paragraph (a) above:

(i) If LS Power notifies the Company that members of the LS Control Group do not intend to pursue such Acquisition Opportunity, (A) the Company may pursue or complete such Acquisition Opportunity for itself without any further obligation to inform LS Power and (B) the Class B Directors may participate in all Board discussions and activities relating to the Company’s pursuit of such Acquisition Opportunity, and vote as Directors, without any restriction or limitation, with respect to any Board decision regarding the Company’s pursuit of such Acquisition Opportunity.

(ii) If LS Power, after being notified by the Company of an Acquisition Opportunity, does not notify the Company as to whether any member of the LS Control Group intends to also pursue such Acquisition Opportunity, then, until such time that LS Power notifies the Company of its decision, LS Power shall cause the Class B Directors to recuse themselves from all Board discussions and activities relating to the Company’s pursuit of such Acquisition Opportunity. Notwithstanding the foregoing, LS Power may designate one or more Class B Directors as Representative Directors (the “Representative Directors”), and such Representative Directors may participate in all Board discussions and activities, and vote as Directors, with respect to the Company’s pursuit of such Acquisition Opportunity; provided that (x) the Representative Directors shall keep all information relating to such Acquisition Opportunity confidential in accordance with Section 2.02(c) from members of the LS Control Group and Shareholder Control Group and (y) members of the LS Control Group and Shareholder Control Group shall keep all information relating to such Acquisition Opportunity confidential in accordance with Section 2.02(c) from the Representative Directors. Nothing contained in this clause (ii) shall in any way affect the rights of Shareholders under the Shareholder Agreement or the rights of Class B Directors with respect to any “Major Decision” (as defined in the Company’s Bylaws) under the Company’s Bylaws.

(iii) If LS Power notifies the Company that one or more members of the LS Control Group intend to also pursue such Acquisition Opportunity, (A) each of the Company and any member of the LS Control Group may pursue or complete such Acquisition Opportunity for itself, without any further obligation to inform the other party and (B) LS Power shall cause the Class B Directors to recuse themselves from all Board discussions and activities relating to the Company’s pursuit of such Acquisition Opportunity. Notwithstanding the foregoing, LS Power may designate one or more Class B Directors as Representative Directors, and such Representative Directors may participate in all Board discussions and activities, and vote as Directors, with respect to the Company’s pursuit of such Acquisition Opportunity; provided that (x) the Representative Directors shall keep all information relating to such Acquisition Opportunity confidential in accordance with Section 2.02(c) from members of the LS Control Group and Shareholder Control Group and (y) members of the LS Control Group and Shareholder Control Group shall keep all information relating to such Acquisition Opportunity confidential in accordance with Section 2.02(c) from the Representative Directors. Nothing contained in this clause (iii) shall in any way affect the rights of Shareholders under the Shareholder Agreement or the rights of Class B Directors with respect to any “Major Decision” (as defined in the Company’s Bylaws) under the Company’s Bylaws.

(iv) In circumstances where Section 2.01(b)(ii) or 2.01(b)(iii) are in effect, the Company shall, no later than five days prior to the date on which the Board is scheduled to vote on a final authorization for an acquisition related to the applicable Acquisition Opportunity, notify LS Power of such scheduled final authorization vote by the Board. Upon receipt of such notice, LS Power may notify the Company that no member of the LS Control Group or Shareholder Control Group has any further intention to pursue such Acquisition Opportunity for itself. Immediately following such notice from LS Power to the Company, all Class B Directors shall be entitled to participate in all Board discussions and activities, and vote as Directors, with respect to the Company’s pursuit of such Acquisition Opportunity, without any restriction or limitation.

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SECTION 2.02. Other Agreements Related to Opportunities. (a) The Company and members of the LS Control Group and Shareholder Control Group are involved in related lines of business and may from time to time have an interest in the same corporate or business opportunities. Subject to Section 2.01, no such involvement or engagement, or the performance thereof by the Company or any member of the LS Control Group or Shareholder Control Group, shall, to the fullest extent permitted by law, be considered contrary to (i) any fiduciary duty that any such Person may owe to the Company or to any stockholder of the Company because of any such Person being a stockholder of the Company or participating in the control of the Company (including, without limitation, the power to appoint directors of the Company) or (ii) any fiduciary duty, to the Company or to any stockholder thereof, of any director or officer of the Company who is also a member of the LS Control Group or Shareholder Control Group. Subject to the provisions of this Agreement, to the fullest extent permitted by law, each member of the LS Control Group and Shareholder Control Group, as a stockholder of the Company, as a director or officer of the Company or as a participant in the control of the Company, shall not have, or be under, any fiduciary duty to refrain from engaging in or becoming involved with or participating in any such opportunity. The Company acknowledges that, pursuant to this Section 2.02, it renounces specified business opportunities as contemplated by Section 122(17) of the General Corporation Law of the State of Delaware.

(b) Without limiting the generality of Section 2.02(a), except as set forth in Section 2.01, each member of the LS Control Group and Shareholder Control Group shall, to the fullest extent permitted by law, have no duty to refrain from (a) pursuing any corporate or business opportunity or (b) serving as an officer or director of, or investing in, any Person that is (i) engaged in the same or similar business as the Company or (ii) doing business with any client, customer or vendor of the Company. Each member of the LS Control Group and Shareholder Control Group shall not, to the fullest extent permitted by law, be deemed to have breached its or his fiduciary duties, if any, to the Company solely by reason of engaging in any such activity.

(c) All confidential information regarding Acquisition Opportunities transmitted by the Company to members of the LS Control Group and the Class B Directors hereunder shall be transmitted to them in their role as affiliates or directors of the Company. LS Power shall cause each member of the LS Control Group and each Class B Director to not, directly or indirectly, use such information from the Company for any purpose other than its evaluation of the appropriateness of the Acquisition Opportunity for the Company, unless such Person has access to such information that is independent of the Company and is permitted to use such information for any such other purposes.

(d) Upon five days’ prior notice from LS Power, the Company shall refrain (until otherwise notified by LS Power) from providing information to the Class B Directors (other than the Representative Directors, if any) that the Company is Considering a particular Acquisition Opportunity or with respect to a particular Acquisition Opportunity.

ARTICLE III

General Provisions

SECTION 3.01. Term. (a) This Agreement shall be effective as of, and on the date of, the Closing Date (as defined in the Merger Agreement). If the Merger Agreement is terminated prior to the Closing Date, this Agreement shall automatically terminate and all rights and obligations of the parties hereunder shall terminate without any liability of any party to any other party.

(b) (i) The provisions of Article II (other than Section 2.02(c)) shall cease to be in effect on and after the date that the outstanding shares of Class B Common Stock represent less than 15% of the total combined voting power of the Company’s outstanding voting securities at such time and (ii) this Agreement shall terminate, and

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be of no further effect, in its entirety (A) on and after the date that no shares of Class B Common Stock remain outstanding or (B) upon the occurrence of a Change of Control.

SECTION 3.02. Assignment. This Agreement shall not be assigned, by operation of law or otherwise, by a party, without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.

SECTION 3.03. Specific Enforcement. Each of the parties hereto acknowledges and agrees that the other parties hereto would be irreparably damaged and that money damages are not an adequate remedy if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce this Agreement and the terms and provisions hereof in any court of the United States or any state thereof, in addition to any other remedy to which such party may be entitled, at law or in equity. It is further agreed that none of the parties hereto shall raise the defense that there is an adequate remedy at law.

SECTION 3.04. Severability. If any term of this Agreement or the application thereof to any party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law, and in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties’ intentions hereunder.

SECTION 3.05. Notices, Etc. All notices, requests, demands or other communications required by or otherwise with respect to this Agreement shall be in writing and shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case to the applicable addresses set forth below (or to such other address as such party may designate in writing from time to time):

If to the Company:

1000 Louisiana, Suite 5800

Houston, TX 77002

Attention: General Counsel

Telecopy: (713) 507-6808

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld, LLP

1111 Louisiana St.

44th Floor

Houston, TX 77002

Attention: Julien R. Smythe, Esq.

Telecopy: (713) 236-0822

If to LS Power:

LS Power Development, LLC

1700 Broadway

35th Floor

New York, NY 10019

Attention: Senior Counsel

Telecopy: (212) 615-3440

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with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019

Attention: Ronald Cami, Esq.

Telecopy: (212) 474-3700

or to such other address as such party shall have designated by notice so given to each other party.

SECTION 3.06. Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by all of the parties hereto (or their successors).

SECTION 3.07. Entire Agreement. This Agreement embody the entire agreement and understanding among the parties relating to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

SECTION 3.08. Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

SECTION 3.09. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of his or her right to exercise any such or other right, power or remedy or to demand such compliance.

SECTION 3.10. Third Party Beneficiaries. This Agreement is intended to be for the benefit of, and shall be enforceable by, any party hereto and, to the extent that such Person is granted any rights hereunder, any Controlled Affiliate of LS Power and any member of the Shareholder Control Group.

SECTION 3.11. Consent to Jurisdiction. Each of the parties hereto (and each third party beneficiary hereof as a condition to exercising its rights hereunder) irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, and (b) the United States District Court for the District of Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto (and each third party beneficiary hereof as a condition to exercising its rights hereunder) agrees to commence any such action, suit or proceeding either in the United States District Court for the District of Delaware, or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Court of Chancery of the State of Delaware. Each of the parties hereto (and each third party beneficiary hereof as a condition to exercising its rights hereunder) further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 3.11. Each of the parties hereto (and each third party beneficiary hereof as a condition to exercising its rights hereunder) irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement and the other transactions contemplated hereby in (i) the Court of Chancery in the State of Delaware, or (ii) the United States District Court for the District of Delaware, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

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SECTION 3.12. Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of the State of Delaware, without giving effect to its rules on conflicts of law.

SECTION 3.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO (AND EACH THIRD PARTY BENEFICIARY HEREOF AS A CONDITION TO EXERCISING ITS RIGHTS HEREUNDER) HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 3.14. Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

SECTION 3.15. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have duly and validly executed this Corporate Opportunity Agreement as of the day and year first above written.

DYNEGY ACQUISITION, INC.

By:	/S/ LYNN A. LEDNICKY
Name: Lynn A. Lednicky
Title: Executive Vice President

LS POWER DEVELOPMENT, LLC

By:	/S/ FRANK HARDENBERGH
Name: Frank Hardenbergh
Title: Authorized Signatory

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ANNEX F

SECTIONS 11.65 AND 11.70 OF THE ILLINOIS BUSINESS CORPORATION ACT

(DISSENTERS’ RIGHTS)

Sec. 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

(4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters’ rights as to fewer than all the shares recorded in such person’s name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters’ rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters’ rights as to shares held on such person’s behalf only if the beneficial owner submits to the corporation the record owner’s written consent to the dissent before or at the same time the beneficial owner asserts dissenters’ rights.

Sec. 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenters’ rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall

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inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters’ rights, a shareholder may assert dissenter’s rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation’s latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation’s statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation’s statement of value, shall notify the corporation in writing of the shareholder’s estimated fair value and amount of interest due and demand payment for the difference between the shareholder’s estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

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(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

(1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

(2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

(j) As used in this Section:

(1) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

(2) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

Annex F-3

ANNEX G

OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

September 14, 2006

Board of Directors

Dynegy Inc.

1000 Louisiana, Suite 5800

Houston, Texas 77002

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of Class A common stock, no par value (“Dynegy Class A Common Stock”), of Dynegy Inc., an Illinois corporation (“Dynegy”), of the Exchange Ratio (as defined below) set forth in the Plan of Merger, Contribution and Sale Agreement, dated September 14, 2006 (the “Agreement”), among Dynegy Acquisition, Inc., a Delaware corporation (“NewCo”), Falcon Merger Sub Co., a wholly owned subsidiary of NewCo (“Merger Sub”), LSP Gen Investors, L.P. (“Gen Investors”), LS Power Partners, L.P. (“LS GP”), LS Power Equity Partners PIE I, L.P. (“PIE”), LS Power Equity Partners, L.P. (“Equity Partners”), LS Power Associates, L.P. (“Associates” and, together with Gen Investors, LS GP, PIE and Equity Partners, the “Contributors”) and Dynegy. The Agreement provides for, among other things, (i) the merger of Merger Sub with and into Dynegy (the “Merger”) pursuant to which Dynegy will become a wholly owned subsidiary of NewCo and each outstanding share of Dynegy Class A Common Stock and Class B common stock, no par value, of Dynegy will be converted into the right to receive one share (the “Exchange Ratio”) of Class A common stock, par value $0.01 per share (“NewCo Class A Common Stock”), of NewCo, (ii) the sale by certain of the Contributors of the Kendall Interests (as defined in the Agreement) in exchange for an aggregate consideration consisting of (A) $100,000,000 in cash and (B) $112,000,000 in aggregate principal amount of notes of NewCo (the “Notes”) and (iii) the contribution by the Contributors of the Contributed Interests (as defined in the Agreement) to NewCo in exchange for an aggregate consideration consisting of (A) 340,000,000 shares of Class B common stock, par value $0.01 per share (“NewCo Class B Common Stock”), of NewCo and (B) $163,000,000 in aggregate principal amount of the Notes (the foregoing transactions, including the Merger, collectively being referred to herein as the “Transaction”).

In arriving at our opinion, we have reviewed the Agreement (including the Exhibits thereto) and certain publicly available business and financial information relating to Dynegy and the Contributed Entities (as defined in the Agreement). We also have reviewed certain other information relating to Dynegy and the Contributed Entities, including financial forecasts relating to Dynegy and the Contributed Entities and information relating to certain anticipated tax benefits provided to or discussed with us by Dynegy, and have held discussions with the managements of Dynegy and the Contributors regarding the business and prospects of Dynegy and the Contributed Entities, respectively. We also have considered certain financial data and stock market data of Dynegy and certain financial data of the Contributed Entities, and we have compared that data with similar data for publicly held companies in businesses we deemed similar to those of Dynegy and the Contributed Entities, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We have considered Dynegy’s existing articles of incorporation, bylaws and shareholder agreement with Chevron U.S.A. Inc. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

Annex G-1

Board of Directors Dynegy Inc September 14, 2006

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for Dynegy and the Contributed Entities that we have reviewed, the management of Dynegy has advised us, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Dynegy as to the future financial performance of Dynegy and the Contributed Entities, including certain tax benefits anticipated by the management of Dynegy and the amount, realization and timing thereof. We also have, with your consent, (i) relied on the estimates of the management of Dynegy as to the range of values for certain development assets being contributed to NewCo by the Contributors, and (ii) not made any distinction between NewCo Class A Common Stock and NewCo Class B Common Stock, and have not given effect to any relative premium or discount based on control, liquidity, voting rights or other rights, restrictions or aspects relating thereto, or the voting power of any holder thereof as a result of the Transaction. We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Dynegy, the Contributed Entities, NewCo or the Transaction and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. You also have informed us, and we have assumed, that the Transaction will be treated as a tax-free exchange for federal income tax purposes as contemplated by the Agreement. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Dynegy or the Contributed Entities, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of Dynegy Class A Common Stock of the Exchange Ratio and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of NewCo Class A Common Stock actually will be when issued to the holders of Dynegy Class A Common Stock pursuant to the Merger or the prices at which shares of NewCo Class A Common Stock or NewCo Class B Common Stock or any other securities of NewCo will trade or be transferable at any time. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Dynegy, nor does it address the underlying business decision of Dynegy to proceed with the Transaction.

We have acted as financial advisor to Dynegy in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion. In addition, Dynegy has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates in the past have provided, are currently providing and in the future may provide investment banking and other financial services to Dynegy, for which services we and our affiliates have received, and would expect to receive, compensation. We and our affiliates also from time to time in the past have provided, are currently providing and in the future may provide investment banking and other financial services to one or more of the Contributors and their respective affiliates, including their respective portfolio companies and managed funds, for which services we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of any of Dynegy, the Contributors or their respective affiliates, as well as provide investment banking and other financial services to such entities. Neither we nor our affiliates are currently providing any investment banking or other financial services directly in connection with the Transaction to the Contributors or any of their respective affiliates.

Annex G-2

Board of Directors Dynegy Inc September 14, 2006

It is understood that this letter is for the information of the Board of Directors of Dynegy in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the proposed Transaction, including the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Dynegy Class A Common Stock.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

Annex G-3

ANNEX H

OPINION OF GREENHILL & CO., LLC

Greenhill & Co., LLC

300 Park Avenue

New York, NY 10022

(212) 389-1500

(212) 389-1700 Fax

CONFIDENTIAL

September 14, 2006

Board of Directors

Dynegy Inc.

1000 Louisiana Street

Houston, TX 77002

Members of the Board of Directors:

We understand that Dynegy Inc. (“Dynegy”), the Newco Entities and the Contributors propose to enter into a Plan of Merger and Contribution Agreement (“Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub, a wholly owned subsidiary of Newco, with and into Dynegy, as a result of which (a) each issued and outstanding share of Dynegy Class A common stock and Dynegy Class B common stock (together, the “Dynegy Shares”) will be converted into the right to receive one share of Class A common stock of Newco (the “Dynegy Merger Consideration”) and (b) holders of the Dynegy will, after closing of the Merger, hold shares in Newco, a Delaware corporation, as opposed to Dynegy, an Illinois corporation (such change in the jurisdiction of incorporation, the “Reincorporation”). Newco will also acquire the Contributed Interests (as defined in the Merger Agreement) from the Contributors (such acquisition and contribution, the “Contributions” and together with the Merger, the “Formation Transactions”) in return for (i) $100,000,000.00 in cash, (ii) 340,000,000 shares of Class B common stock, par value $.01 per share, of Newco and (iii) $275,000,000 principal amount of promissory notes (together and as adjusted pursuant to the Merger Agreement, the “LS Consideration”). The terms and conditions of the Formation Transactions are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Dynegy Merger Consideration to be received by holders of the Dynegy Shares (other than Chevron Corp. and the Contributors) pursuant to the Merger and after giving effect to the Contributions and the issuance and payment of the LS Consideration, is fair, from a financial point of view, to those holders. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Formation Transactions. We have also not been requested to opine as to, and our opinion does not in any manner address, the relative merits of the Formation Transactions in comparison to any other business strategies or transactions that may be available to Dynegy or in which Dynegy might engage, as to whether any transaction might be more favorable to Dynegy as an alternative to the Formation Transactions.

For purposes of the opinion set forth herein, we have:

1. reviewed the drafts of the Merger Agreement and certain related documents as of September 12, 2006;

2. discussed past and current operations, financial conditions and prospects of the Contributed Interests with senior executives at Contributors and Dynegy;

3. reviewed certain publicly available financial statements of Dynegy;

Annex H-1

4. reviewed certain other publicly available business and financial information relating to Dynegy and the Contributed Interests that we deemed relevant;

5. reviewed certain information, including financial forecasts and other financial and operating data concerning Dynegy (the “Dynegy Projections”) and the Contributed Interests of Contributors (the “Contributed Interest Projections”), prepared by management of Dynegy and Contributors, respectively, as well as the variations on the Contributed Interest Projections prepared by Dynegy (the “F/C Projections”);

6. discussed the information regarding the strategic, financial and operational benefits anticipated from the Formation Transactions and the prospects of Dynegy (with and without the Formation Transactions) prepared by management of Dynegy;

7. performed a discounted cash flow valuation of the Contributed Interests;

8. performed a discounted cash flow valuation of Dynegy;

9. reviewed the historical market prices and trading activity for the Dynegy Shares and analyzed its implied valuation multiples;

10. compared the value of the LS Consideration with the trading valuations of certain publicly traded companies that we deemed relevant to an analysis of the Contributed Interests collectively;

11. participated in discussions and negotiations among representatives of Dynegy and its legal advisors and Contributors and its legal and financial advisors; and

12. performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to us by representatives and management of Dynegy and Contributors for the purposes of this opinion or made publicly available by Dynegy and Contributors and have further relied upon the assurances of the representatives and management of Dynegy that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Dynegy Projections, Contributed Interest Projections and the F/C Projections, and other data with respect to Dynegy and Contributors that have been furnished or otherwise provided to us that we have relied on, we have assumed that such projections and data were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Dynegy and Contributors, as applicable. With your permission, we have relied upon the F/C Projections and, at your instruction, we have relied upon the valuation of those assets to be contributed to certain LLCs (“Development JV”), in each case, prepared by Dynegy’s management (which we have also assumed was reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Dynegy). We express no opinion with respect to the projections, data, or valuation referred to in this paragraph or the assumptions upon which they are based. We have not made any independent valuation or appraisal of the assets or liabilities of Dynegy, the Contributors, the Contributed Entities or the Development JV, nor have we been furnished with any such appraisals. We have assumed that the Formation Transactions will be consummated in accordance with the terms set forth in the final, executed Merger Agreement (after satisfaction and not waiver of the conditions to closing of the Formation Transactions). We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Formation Transactions will be obtained without any adverse effect on Newco, any Contributed Entity or on the contemplated benefits of any Formation Transactions in any way meaningful to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Greenhill & Co., LLC (“Greenhill”) has acted as financial advisor to the Board of Directors (the “Board”) of Dynegy in connection with the Formation Transactions and will receive a fee for its services, a portion of

Annex H-2

which is contingent upon the consummation of the Formation Transactions. Dynegy has also agreed to reimburse our expenses and to indemnify us and our affiliates on customary terms for a transaction of this type.

It is understood that this letter is for the information of the Board of Dynegy and is rendered to the Board in connection with its consideration of the Formation Transactions and may not be used for any other purposes without our prior written consent, except that the opinion may be included in its entirety when required by law in any filing made by Dynegy with the Securities and Exchange Commission, but only if the form and substance of all references to and descriptions of Greenhill and this letter and related analysis in any such filing are reasonably satisfactory to Greenhill prior to filing. We are not expressing an opinion as to any aspect of the Formation Transactions, other than the fairness, as of the date hereof, of the Dynegy Merger Consideration to be received by holders of the Dynegy Shares (other than Chevron Corp. and the Contributors) pursuant to the Merger and after giving effect to the Contributions and the issuance and payment of the LS Consideration, from a financial point of view to those holders. Our opinion does not address the Reincorporation or any resultant change in the rights of a stockholder under Illinois law relative to Delaware law by virtue thereof or the terms and conditions of the Shareholder Agreement to be entered into by Dynegy and the Contributors and to become effective on the closing of the Merger, except to the extent, in each case, such matters affected our opinion as set forth below. This opinion is not intended to be and does not constitute a recommendation to the Board as to whether it should proceed with or approve any (or any portion) of the Formation Transactions (including the Reincorporation) or to the holders of the Dynegy Shares as to whether they should vote to approve or adopt the Merger, the Merger Agreement or any other matter.

Based on and subject to the foregoing, including the limitations and assumptions set forth herein, and upon such other matters as we deemed relevant, we are of the opinion, as of the date hereof, that the Dynegy Merger Consideration to be received by holders of the Dynegy Shares (other than Chevron Corp. and the Contributors) pursuant to the Merger and after giving effect to the Contributions and the issuance and payment of the LS Consideration, is fair, from a financial point of view, to those holders.

Very best regards,

GREENHILL & CO., LLC

By:	/S/ SCOTT L. BOK

Name:	Scott L. Bok
Title:	President

Annex H-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The discussion below summarizes the material indemnification provisions of Section 145 of the DGCL and the certificate of incorporation of New Dynegy that will be in effect as of the effective time of the Merger.

Pursuant to Section 145 of the DGCL, New Dynegy generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, New Dynegy’s best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both costs actions in such person’s official capacity and as to action in another capacity while holding such office. New Dynegy also has the power to purchase and maintain insurance for such directors and officers.

New Dynegy’s certificate of incorporation provides mandatory indemnification to any party who is or was a director or officer of New Dynegy or who is or was serving as a director or officer of another entity at the request of New Dynegy to the fullest extent permitted by the DGCL. New Dynegy’s certificate of incorporation provides that any indemnification will be made only as authorized in the specific case by the board of directors, a committee of the board of directors, independent legal counsel or the stockholders, upon a determination that indemnification is proper in the circumstances because the indemnitee met the applicable standard of conduct set forth in the certificate of incorporation. However, if a current or former director or officer has been successful in the defense of any covered action or proceeding, such person will be indemnified against expenses actually and reasonably incurred.

Item 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit	Description
2.1*	Plan of Merger, Contribution and Sale Agreement dated September 14, 2006 by and among Dynegy Inc., LSP Gen Investors, LP, LS Power Partners, LP, LS Power Equity Partners PIE I, L.P. LS Power Equity Partners, L.P., LS Power Associates, L.P., Falcon Merger Sub Co. and Dynegy Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

2.2	Limited Liability Company Membership Interests and Stock Purchase Agreement dated as of September 14, 2006, among LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Partners, L.P. and Kendall Power LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

3.1	Amended and Restated Articles of Incorporation of Dynegy Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006 of Dynegy Inc., File No. 1-15659).

3.2	Amended and Restated Bylaws of Dynegy Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Dynegy Inc. filed November 21, 2005, File No. 1-15659).

Exhibit	Description
3.3	Amendment No. 1, effective as of May 19, 2006, to the Amended and Restated Bylaws of Dynegy Inc., dated as of November 16, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 22, 2006, File No. 1-15659).

3.4†	Form of Amended and Restated Certificate of Incorporation of Dynegy Inc. (currently named Dynegy Acquisition, Inc.) to be in effect as of the effective time of the Merger.

3.5#	Form of Amended and Restated Bylaws of Dynegy Inc. (currently named Dynegy Acquisition, Inc.) to be in effect as of the effective time of the Merger.

4.1	Shareholder Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.2	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.3	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.4	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.5	Lock-Up Agreement dated as of September 14, 2006, by and among LSP Gen Investors, LP, LS Power Partners, LP, LS Power Associates, L.P., LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

5.1#	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding the legality of the securities being registered.

8.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP as to certain tax matters.

10.1	Voting Agreement dated as of September 14, 2006 by and among LSP Gen Investors, LP, LS Power Partners LP, LS Power Associates, L.P., LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

10.2	Voting Agreement dated as of September 14, 2006 by and among LS Power Associates, L.P., LSP Gen Investors, LP, LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P., LS Power Partners, LP and Bruce A. Williamson, Stephen A. Furbacher, Holli C. Nichols, Lynn A. Lednicky and J. Kevin Blodgett (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

10.3	Corporate Opportunity Agreement dated as of September 14, 2006 between Dynegy Acquisition, Inc. and LS Power Development, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

23.1†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Dynegy Inc.

23.2†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for West Coast Power LLC.

Exhibit	Description
23.3†	Consent of KPMG LLP, Independent Accountants for the Power Generation Business of LS Power Development, LLC and Affiliates.

23.4	Consents of Akin Gump Strauss Hauer & Feld LLP (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, to this registration statement).

24.1#	Powers of Attorney of Directors and Officers of the registrant.

99.1#	Consent of Credit Suisse Securities (USA) LLC.

99.2†	Consent of Greenhill & Co., LLC.

99.3†	Forms of Proxy Card for each of the holders of the Class A common stock and Class B common stock of Dynegy Inc.

†	Filed herewith.
#	Previously filed.
*	The registrant hereby agrees to supplementally furnish the Staff, on a confidential basis, a copy of any omitted schedule upon the Staff’s request.

(b) Financial Statement Schedules

All financial statement schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto incorporated by reference into this proxy statement/prospectus.

(c) Reports, Opinions and Appraisals

The opinions of Credit Suisse Securities (USA) LLC and Greenhill & Co., LLC have been furnished as part of this proxy statement/prospectus.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph 1 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused the pre-effective amendment no. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 7, 2007.

DYNEGY ACQUISITION, INC.

By:	/S/ *
Bruce A. Williamson President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ * Bruce A. Williamson	President, Chief Executive Officer and Director (Principal Executive Officer)	February 7, 2007

/S/ * Lynn A. Lednicky	Director	February 7, 2007

/S/ * Holli C. Nichols	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 7, 2007

/S/ * Carolyn J. Stone	Senior Vice President and Controller (Principal Accounting Officer)	February 7, 2007

/S/ * J. Kevin Blodgett	Director	February 7, 2007

* By:	/S/ KENT R. STEPHENSON
Kent R. Stephenson
Attorney-in-Fact

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EXHIBIT INDEX

Exhibit	Description
2.1*	Plan of Merger, Contribution and Sale Agreement dated September 14, 2006 by and among Dynegy Inc., LSP Gen Investors, LP, LS Power Partners, LP, LS Power Equity Partners PIE I, L.P. LS Power Equity Partners, L.P., LS Power Associates, L.P., Falcon Merger Sub Co. and Dynegy Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

2.2	Limited Liability Company Membership Interests and Stock Purchase Agreement dated as of September 14, 2006, among LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LS Power Partners, L.P. and Kendall Power LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

3.1	Amended and Restated Articles of Incorporation of Dynegy Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2006 of Dynegy Inc., File No. 1-15659).

3.2	Amended and Restated Bylaws of Dynegy Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Dynegy Inc. filed November 21, 2005, File No. 1-15659).

3.3	Amendment No. 1, effective as of May 19, 2006, to the Amended and Restated Bylaws of Dynegy Inc., dated as of November 16, 2005 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Dynegy Inc. filed on May 22, 2006, File No. 1-15659).

3.4†	Form of Amended and Restated Certificate of Incorporation of Dynegy Inc. (currently named Dynegy Acquisition, Inc.) to be in effect as of the effective time of the Merger.

3.5#	Form of Amended and Restated Bylaws of Dynegy Inc. (currently named Dynegy Acquisition, Inc.) to be in effect as of the effective time of the Merger.

4.1	Shareholder Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.2	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.3	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Acquisition, Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.4	Registration Rights Agreement dated as of September 14, 2006 among Dynegy Inc. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

4.5	Lock-Up Agreement dated as of September 14, 2006, by and among LSP Gen Investors, LP, LS Power Partners, LP, LS Power Associates, L.P., LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

5.1#	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding the legality of the securities being registered.

8.1†	Opinion of Akin Gump Strauss Hauer & Feld LLP as to certain tax matters.

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Exhibit	Description
10.1	Voting Agreement dated as of September 14, 2006 by and among LSP Gen Investors, LP, LS Power Partners LP, LS Power Associates, L.P., LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P. and Chevron U.S.A. Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

10.2	Voting Agreement dated as of September 14, 2006 by and among LS Power Associates, L.P., LSP Gen Investors, LP, LS Power Equity Partners PIE I, LP, LS Power Equity Partners, L.P., LS Power Partners, LP and Bruce A. Williamson, Stephen A. Furbacher, Holli C. Nichols, Lynn A. Lednicky and J. Kevin Blodgett (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

10.3	Corporate Opportunity Agreement dated as of September 14, 2006 between Dynegy Acquisition, Inc. and LS Power Development, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

23.1†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Dynegy Inc.

23.2†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for West Coast Power LLC.

23.3†	Consent of KPMG LLP, Independent Accountants for the Power Generation Business of LS Power Development, LLC and Affiliates.

23.4	Consents of Akin Gump Strauss Hauer & Feld LLP (included in the opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, to this registration statement).

24.1#	Powers of Attorney of Directors and Officers of the registrant.

99.1#	Consent of Credit Suisse Securities (USA) LLC.

99.2†	Consent of Greenhill & Co., LLC.

99.3†	Forms of Proxy Card for each of the holders of the Class A common stock and Class B common stock of Dynegy Inc.

†	Filed herewith.
#	Previously filed.
*	The registrant hereby agrees to supplementally furnish the Staff, on a confidential basis, a copy of any omitted schedule upon the Staff’s request.

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